40-33



03025384



ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

June 26, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: RS Investment Trust (File No. 811- 05159) – *Cary Lapidus et al. v. G. Randall Hecht et al.* (N.D. Cal. No. 98-1310 MMC) – Filing of materials under Section 33 of the Investment Company Act of 1940, as amended

Ladies and Gentlemen:

On behalf of RS Investment Trust, I enclose for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, (i) copies of all substantive pleadings and judgments filed with the courts in which the above-captioned matter has been filed or heard or served in connection with the above-captioned matter and (ii) a copy of the Order Concerning Notice and Scheduling Regarding Settlement Between the Plaintiffs and Defendants, including as an appendix thereto a Stipulation of Settlement. Attached to this letter is a list of such documents.

Last year, the federal claims in the case were dismissed with prejudice by the United States District Court for the Northern District of California and the state law claims were remanded to state court. The case was appealed to the United States Court of Appeals for the Ninth Circuit, and the parties reached a proposed settlement before any substantive filings or pleadings were made before that Court. Subject to further consideration, the terms of the settlement and the purported plaintiff class have received preliminary approval by the District Court. If the District Court ultimately approves the settlement, the purported plaintiff class will be certified, and the named plaintiffs will be acting in a representative capacity for the class for purposes of settling the case.

The settlement contemplates the dismissal of all claims in the case against all of the defendants and provides for a general release of liability for all potential claims arising from the facts alleged in the action. The defendants' insurer will pay $3 million to the plaintiffs in connection with the settlement. No other payments will be made in connection with the settlement. As noted above, the settlement is subject to approval by the District Court.

Kindly stamp the attached copy of this letter and return it to my messenger. Please contact the undersigned with any questions you may have in connection with this filing.

Very truly yours,

Marko S. Zatylny

Enclosures

Document List

1. Order Concerning Notice and Scheduling Regarding Settlement Between the Plaintiffs and Defendants filed on June 3, 2003.

2. Plaintiff Demand for Trial by Jury filed on July 10, 1998.

3. Defendants' Notice of Motion and Motion to Dismiss Complaint filed on August 19, 1998.

4. Plaintiffs' Memorandum in Opposition to Defendants' Motion to Dismiss dated November 12, 1998.

5. Defendants' Reply Brief in Support of Motion to Dismiss filed on December 4, 1998.

6. Notice of Decision by Court granting Defendants' Motion to Dismiss filed on March 26, 1999.

7. Order granting Defendant's Motion to Dismiss filed on March 26, 1999.

8. Plaintiff-Appellant's Brief for Appeal from District Court Judgment dated August 12, 1999.

9. Defendant-Appellees' Brief for Appeal from District Court Judgment filed on September 28, 1999.

10. Plaintiff-Appellant's Reply Brief for Appeal from District Court Judgment dated October 25, 1999.

11. Ninth Circuit Opinion filed on November 13, 2000.

12. Defendants' Notice of Motion and Motion to Dismiss Complaint filed on June 29, 2001.

13. Class Action Amended Complaint Demanding Trial by Jury dated August 29, 2001.

14. Defendants' Notice of Motion and Motion to Dismiss Amended Complaint filed on October 9, 2001.

15. Plaintiffs' Amended Memorandum in Opposition to Defendants' Motion to Dismiss Amended Complaint dated November 14, 2001.

16. Defendants' Reply Memorandum in Support of Motion to Dismiss Amended Complaint filed on December 7, 2001.

17. Defendants' Supplemental Memorandum in Support of Motion to Dismiss dated January 11, 2002.

18. Plaintiffs' Response to Defendants' Supplemental Memorandum dated January 24, 2002.

19. Defendants' Supplemental Reply Memorandum in Support of Motion to Dismiss filed on January 31, 2002.

20. Notice of Decision by Court granting Defendants' Motion to Dismiss Federal Claims and Remanding State Law Claims filed on May 17, 2002.

21. Order granting Defendants' Motion to Dismiss Federal Claims and Remanding State Law Claims filed on May 17, 2002.

Joseph J. Tabacco, Jr. (75484)
Christopher T. Heffelfinger (118058)
Nicole Lavallee (165755)
Karen Rosenthal (209419)
BERMAN DEVALERIO PEASE TABACCO BURT & PUCILLO
425 California Street, Suite 2025
San Francisco, CA 94104
Telephone: (415) 433-3200

Jared B. Stamell
STAMELL & SCHAGER, LLP
One Liberty Plaza, 35th Floor
New York, New York 10006-1404
Telephone: (212) 566-4047

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

CARY AND DENISE LAPIDUS As Trustees of the CARY AND DENISE LAPIDUS LIVING TRUST, on behalf of themselves and all others similarly situated, Plaintiffs, v. G. RANDALL HECHT; PAUL H. STEPHENS; ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.; ROBERTSON, STEPHENS & COMPANY, INC; ROBERTSON, STEPHENS INVESTMENT MANAGEMENT, INC.; ROBERTSON STEPHENS & COMPANY, LLC; and ROBERTSON STEPHENS INVESTMENT TRUST, Defendants.	Case No. C-98-3130-MMC

[~~PROPOSED~~] ORDER CONCERNING NOTICE AND SCHEDULING REGARDING SETTLEMENT BETWEEN THE PLAINTIFFS AND DEFENDANTS

WHEREAS, plaintiffs, the Cary and Denise Lapidus Living Trust, and its Trustees Cary and Denise Lapidus, acting on behalf of themselves and all others similarly situated, (collectively, "Plaintiffs," as defined in the Stipulation of Settlement at §1.13), and Defendants G. Randall Hecht; Paul H. Stephens; Robertson, Stephens & Company Investment Management, L.P.; Robertson, Stephens & Company, Inc; Robertson, Stephens Investment Management, Inc.; Robertson Stephens & Company, LLC; and Robertson Stephens Investment Trust, and their respective successors and assigns, (collectively, "Defendants," as defined in the Stipulation of Settlement at §1.8), having made application, pursuant to Fed. R. Civ. P. 23(e), for an order approving the complete settlement of the following litigated matters: (a) the above-captioned district court action; (b) the appeal filed by Plaintiffs in the United States Court of Appeals for the Ninth Circuit (No. 02-16185) from the dismissal of the district court action; and (c) *Cary and Denise Lapidus v. G. Randall Hecht, et al.*, Case No. C-800411, pending in California Superior Court in and for the County of Alameda (collectively, the "Actions," as defined in the Stipulation of Settlement at §1.1), in accordance with the Stipulation Of Settlement Between Plaintiffs and Defendants dated May 1, 2003 (the "Stipulation") which, together with the exhibits annexed thereto, sets forth the terms and conditions of a proposed settlement of the Actions and for dismissal of the Actions as against and by the Settling Defendants with prejudice upon the terms and conditions set forth therein (the "Settlement"); and the Court having read and considered the submissions of the parties and the further declarations submitted in support thereof and the Stipulation and attached exhibits and a hearing on preliminary approval having been held on May 30, 2003;

WHEREAS, all defined terms in the order shall have the same meanings as set forth in the Stipulation;

NOW, THEREFORE, IT IS HEREBY ORDERED that:

1. A hearing (the "Fairness Hearing") will be held before this Court on July 25, 2003, at 9:00 a.m., in Courtroom 9 of the United States Courthouse, 450 Golden Gate

1 Avenue, 19th Floor, San Francisco, California to determine (i) whether the proposed
2 settlement of the Actions on the terms and conditions provided in the Stipulation is fair,
3 reasonable and adequate and should be approved by the Court; (ii) whether a judgment
4 should be entered dismissing the Actions and all Released Claims (as defined in the
5 Stipulation at § 1.19) as against the Defendants and their Released Persons (as defined in the
6 Stipulation at § 1.20) on the merits, with prejudice and without costs; (iii) whether the Court
7 should award plaintiffs' attorneys' fees, and reimburse their costs and disbursements; (iv)
8 establishing a Notice And Administration Fund (as defined in the Stipulation at § 2.6) in the
9 sum of $100,000 for the purpose of paying notice, claims administration, and tax expense
10 without prejudice to Class Counsel paying such additional notice and settlement
11 administration and tax expenses from the Settlement Fund (as defined in the Stipulation at §
12 1.21) should it be necessary.

13 2. The Court does hereby preliminarily approve the Stipulation and its terms,
14 subject to further consideration at the hearing on final approval of the Stipulation at the
15 Fairness Hearing described above. The Court also preliminarily approves the Class as
16 defined in the Stipulation. As provided in the Stipulation, the proposed Class is defined as
17 follows:

18 The term "Class" is defined to mean all persons and all entities who held
19 shares in The Contrarian Fund at any time during 1997. The term "Class"
excludes defendants, as well as directors, trustees, officers and employees of
20 any defendant, members of their immediate families and any entity in which
any defendant has a controlling interest. The term "Class" also does not
21 include those persons who request exclusion from the Class in response to the
Notice of Proposed Settlement of Class Action to be sent to the Class.

22 3. The Court does hereby preliminarily approve the *pro rata* plan of distribution
23 set forth in the Notice of Settlement Between the Plaintiffs and Defendants (the "Notice"),
24 subject to further consideration at the Fairness Hearing. This preliminary approval merely
25 means that the Settlement is one that falls within the zone of reasonableness. This
26 preliminary approval does not mean that final approval will be given. In making that
27 decision the Court will hear from class members at the Fairness Hearing on July 25, 2003.

28 4. The Court approves, as to form and content, the Notice and the Proof of Claim

and Release, and finds that the public mailing of the Notice in the manner set forth herein, meets the requirements of Rule 23 of the Federal Rules of Civil Procedure and due process and is the best notice practicable under the circumstances and shall constitute due and sufficient notice to all persons entitled thereto.

5. Plaintiffs' Counsel is hereby authorized to retain the firm of Gilardi & Company ("Claims Administrator") to supervise and administer the processing of claims as more fully set forth:

a. No later than June 9, 2003 (the "Notice Date"), Plaintiffs' Counsel shall cause a copy of the Notice and the Proof of Claim and Release form, substantially in the form attached hereto as Exhibit A, to be mailed by first class mail to all Class Members for whom valid addresses can be obtained as defined in the Notice;

b. Class Counsel shall cause to be published the Summary Notice of Settlement of Class Action, substantially in the form attached hereto as Exhibit B (the "Publication Notice"), once in the national edition of the Wall Street Journal, within 10 days of the mailing of the Notice, and, in all events, at least 30 days prior to the Settlement Hearing.

c. Not later than July 2, 2003, Plaintiffs' Counsel shall serve on counsel for Defendants, and file with the Court, proof, by affidavit or declaration from a person with personal knowledge, of such mailing. This detailed affidavit or declaration must provide the various mailings, their dates, and the Class Members at their last known address.

6. Class Members will be bound by the terms of any judgment entered in this Action and will release their claims against Defendants and the Related Parties (as defined in the Stipulation at § 1.18) as provided in the Notice regardless of whether the Class Member submits a Proof of Claim and Release form.

7. Class Members who wish to participate in the Settlement must complete and submit the Proof of Claim and Release form in accordance with the instructions contained in the Notice. Unless the Court orders otherwise, all Proof of Claim and Release forms must be filed no later than September 19, 2003. Class Members who do not timely submit a Proof of

1 Claim and Release form within the time provided for, shall be barred from sharing in the
2 distribution of the proceeds of the Settlement, unless otherwise ordered by the Court but shall
3 remain bound by the terms of the Settlement.

4 8. Class Counsel is hereby empowered to, and shall, subject to court order,
5 supervise and administer the notice procedure as more fully set forth below:

6 a. The parties have agreed that the expenses in notifying Class Members and for
7 processing of claims of Class Members, or such other costs reasonably incurred in
8 connection with such matters, including tax expense (both payment of taxes and expense
9 associated with preparing returns) shall be paid from the Notice and Administration Fund,
10 and, to the extent necessary, the Settlement Fund. In the event that notices are returned,
11 Class Counsel will be responsible for taking reasonable efforts to locate the Class Members
12 and sending the notice to the new address. If the proposed Settlement does not receive final
13 approval pursuant to Rule 23(e) of the Federal Rules of Civil Procedure, Defendants shall not
14 be entitled to a refund of any moneys expended or expenses incurred, or yet to be incurred, in
15 connection with such notification and claims process, and tax expense; and

16 b. Plaintiffs' Counsel has indicated their intention to apply for an award of
17 attorneys' fees and reimbursement of costs and disbursements incurred by Plaintiffs' Counsel
18 payable from the Settlement Fund. Plaintiffs' Counsel will seek reimbursement of all costs
19 advanced in an amount not to exceed $100,000, and will request a fee award not to exceed
20 33-1/3% of the Settlement Fund. Plaintiffs' Counsel will also request an incentive award not
21 to exceed the sum of $10,000 to be paid to plaintiffs.

22 9. Class Members may appear personally, or by counsel of their own choice and
23 at their own expense at the Fairness Hearing to show cause why (i) the proposed Settlement
24 should or should not be approved as fair, reasonable and adequate; or (ii) a judgment should
25 or should not be entered thereon; and/or (iii) Plaintiffs' Counsel's application for attorneys'
26 fees and reimbursement of costs and disbursements should or should not be approved;
27 provided, however, that no Class Member will be heard or entitled to contest the approval of
28

1 the terms and conditions of the proposed Contrarian Fund Settlement, the judgment to be
2 entered thereon approving the same, or the reimbursement of fees, costs, disbursements or
3 expenses requested or other matter(s) that may be considered by the Court at or in connection
4 with said Fairness Hearing, except as the Court, in its discretion, may otherwise direct, unless
5 on or before fourteen days before the Fairness Hearing, such member has served by hand or
6 by first class mail a notice of intention to appear, together with satisfactory proof of
7 membership in the Class, written objections and copies of any supporting papers and briefs
8 upon Plaintiffs' Counsel:

9

10 Jared B. Stamell
STAMELL & SCHAGER, LLP
One Liberty Plaza, 35th Floor
11 New York, NY 10006
-and-
12 Joseph J. Tabacco, Jr.
Christopher T. Heffelfinger
13 **BERMAN DeVALERIO PEASE TABACCO BURT & PUCILLO**
14 425 California Street, Suite 2025
San Francisco, CA 94104-2205

15 Counsel For Plaintiffs

16

17 and upon counsel for Defendants:

18 Kevin P. Muck
James N. Kramer
19 **CLIFFORD CHANCE US LLP**
One Market Street, Steuart Tower
20 San Francisco, CA 94105

21 Counsel For Defendants G. Randall Hecht; Paul H. Stephens; Robertson, Stephens & Company
22 Investment Management, L.P.;Robertson, Stephens & Company, Inc.; Robertson,
23 Stephens & Company, LLC; Robertson, Stephens Investment Management, Inc.; And
24 Robertson Stephens Investment Trust

25 and has filed said notice, objections, papers and briefs, showing due proof of service upon
26 said Plaintiffs' Counsel and counsel for Defendants with the Clerk of the Court, Northern
27 District of California, United States Courthouse, 450 Golden Gate Avenue, San Francisco,
28 California 94102.

1 10. Any member of the Settlement Class that wishes to be excluded from the
2 Settlement Class shall mail a written request for exclusion ("Request for Exclusion") to Class
3 Counsel identified above, which must be received by Class Counsel no later than July 11,
4 2003. The communication shall be labeled a Request for Exclusion and shall set forth (i) the
5 name and address of the person or entity that wishes to be excluded from the Settlement
6 Class; and (ii) the number of shares of The Contrarian Fund such person or entity held at any
7 time during the period January 1, 1997 through December 31, 1997.
8 11. Class Members who do not object in the manner provided will be deemed to
9 have waived such objection and will forever be foreclosed from making any objection to the
10 fairness, adequacy or reasonableness of the proposed Settlement or the reimbursement
11 application.
12 12. All notice(s) to Class Members and other communications regarding the
13 proposed Settlement will designate the address of the claims administrator as the return
14 address. Plaintiffs' Counsel shall be responsible for any and all written communications from
15 Class Members or any other person in response to the Notice. Plaintiffs' Counsel may
16 respond to inquiries mailed to either Plaintiffs' Counsel or to counsel for the Defendants, the
17 claims administrator, and/or to the Court. Copies of all written answers to such inquiries will
18 be maintained and made available for inspection by counsel to all parties to the Stipulation.
19 13. All papers in support of this Settlement, submitted by a named party to the
20 Actions, shall be filed with the Court and served on the other parties no later than July 11,
21 2003.
22 14. The Court may, for good cause, extend any of the deadlines set forth in this
23 order without further notice to Class Members. The Fairness Hearing may be continued by
24 Court order without notice to Class Members. The Court may approve the Settlement, with
25 such modifications as may be agreed to by the Settling Parties (as defined in the Stipulation
26 at § 1.23), if appropriate, without further notice to the Class.
27 15. All pretrial and trial proceedings in this Action involving the Defendants are
28

stayed and suspended until further order of the Court. Pending final determination of the fairness, reasonableness and adequacy of the Settlement, neither the Plaintiffs nor any other Class Member may institute or commence any action or proceeding against the Defendants asserting any of Class Members' Released Claims.

16. In the event the Settlement, as provided in the Stipulation, is not finally approved by the Court, or if for any reason the parties fail to obtain a final judgment, then, in any such event, the Stipulation and prior orders of the Court relating to it will become null and void and of no further force and effect, and will not be used or referred to for any purpose whatsoever. In such event, the Stipulation and all negotiations and proceedings relating thereto will be withdrawn without prejudice as to the rights of any and all parties thereto, except as to Administrative Costs as set forth in the Stipulation.

DATED: JUN X 3 2003

MAXINE M. CHESNEY

United States District Judge

EXHBIT A

Joseph J. Tabacco, Jr. (75484)
Christopher T. Heffelfinger (118058)
Nicole Lavallee (165755)
Karen Rosenthal (209419)
BERMAN DEVALERIO PEASE TABACCO BURT & PUCILLO
425 California Street, Suite 2025
San Francisco, CA 94104
Telephone: (415) 433-3200

Jared B. Stamell
STAMELL & SCHAGER, LLP
One Liberty Plaza, 35th Floor
New York, New York 10006-1404
Telephone: (212) 566-4047

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

CARY AND DENISE LAPIDUS As Trustees of the CARY AND DENISE LAPIDUS LIVING TRUST, on behalf of themselves and all others similarly situated, Plaintiffs, v. G. RANDALL HECHT; PAUL H. STEPHENS; ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.; ROBERTSON, STEPHENS & COMPANY, INC; ROBERTSON, STEPHENS INVESTMENT MANAGEMENT, INC.; ROBERTSON STEPHENS & COMPANY, LLC; and ROBERTSON STEPHENS INVESTMENT TRUST, Defendants.	Case No. C-98-3130-MMC **NOTICE OF PENDENCY AND PROPOSED SETTLEMENT OF CLASS ACTIONS**

NOTICE OF PENDENCY AND PROPOSED
SETTLEMENT OF CLASS ACTIONS

TO: ALL PERSONS OR ENTITIES WHO HELD SHARES IN THE CONTRARIAN FUND AT ANY TIME DURING 1997 (THE "CLASS"). IF YOU ARE A CLASS MEMBER, YOU MAY BE ENTITLED TO SHARE IN THE PROCEEDS OF THE SETTLEMENT DESCRIBED IN THIS NOTICE.

READ THIS NOTICE CAREFULLY. NOTE THAT YOUR RIGHTS MAY BE AFFECTED BY PROCEEDINGS IN THIS LITIGATION. WHILE YOU MUST HAVE HELD THE CONTRARIAN FUND SHARES DURING 1997 IN ORDER TO PARTICIPATE IN THIS SETTLEMENT, THE AMOUNT OF YOUR DISTRIBUTION DEPENDS ON SUCH FACTORS AS THE NUMBER OF CLAIMS THAT ARE SUBMITTED AND ALLOWED, WHEN YOU FIRST PURCHASED YOUR SHARES, WHETHER YOU HELD ON TO THEM, OR WHETHER YOU SOLD THEM AT A PARTICULAR TIME DURING, OR FOLLOWING, 1997. PLEASE REVIEW THE PLAN OF ALLOCATION IN THIS NOTICE CAREFULLY. TO CLAIM YOUR SHARE OF THE SETTLEMENT FUND, YOU MUST SUBMIT A VALID PROOF OF CLAIM ON OR BEFORE SEPTEMBER 19, 2003.

This Notice is sent to you pursuant to an Order of the United States District Court for the Northern District of California (the "Court") to inform you of the pendency of the above-captioned class action (the "Class Action"), of a proposed settlement (the "Settlement") of the class action pursuant to a Stipulation of Settlement, executed by the parties, dated as of May 1, 2003 (the "Stipulation") filed with the Court, and of the hearing to be scheduled by the Court to consider the fairness, reasonableness, and adequacy of the settlement. This Notice describes the rights you may have in connection with the Settlement.

a. The proposed Settlement is $3 million cash and includes interest that accrues on the fund prior to distribution (the "Settlement Fund"). Plaintiffs' Counsel will request that the Court authorize attorneys' fees in an amount not to exceed 33-1/3% of the total settlement fund (*i.e.*, $1,000,000, plus interest thereon); reimburse Plaintiffs' Counsel for their expenses not to exceed $100,000; authorize payment of notice, settlement/claims administration, and tax expense in an amount not yet determined; and authorize an incentive award to Plaintiffs in a sum not to exceed $10,000. Fees, costs, expenses and the incentive award to the named Plaintiffs, together with expenses reserved for notice and administration expense, the payment of taxes, and tax preparation expenses will be deducted from the Settlement Fund (the "Net Settlement Fund"). The balance will be distributed to Class members who submit timely Proofs of Claim (the "Authorized Claimants") in accordance with the Plan of Allocation described below. At this time, Plaintiffs

cannot forecast the distribution to Authorized Claimants, but expect that it will be nominal.

b. The Parties do not agree on the damages per share or in the aggregate that would be recoverable if Plaintiffs were to prevail. Other issues on which the parties disagree include: (1) the appropriate measure of damages for the different federal investment company act claims and contract claim asserted in the Class Action; (2) the amount The Contrarian Fund lost in value due to the wrongs alleged (if any); and (3) whether the conduct that Plaintiffs allege was improper actually occurred and is actionable under state or federal law.

c. Plaintiffs believe that the proposed Settlement is an excellent recovery in light of the current procedural situation in this case and is in the best interests of the Class. Because the case has been dismissed twice and was subject to a second appeal, the Class members were at substantial risk of receiving nothing.

d. This Notice is not an expression of any opinion by the Court about the merits of any claim or defense asserted by any party in the case, or the fairness or adequacy of the proposed Settlement.

e. For further information you may contact: Joseph J. Tabacco or Christopher T. Heffelfinger, Berman DeValerio Pease Tabacco Burt & Pucillo, 425 California Street, Suite 2025, San Francisco, CA 94104, Telephone: 415-433-3200, OR, Jared B. Stamell, Stamell & Schager LLP, One Liberty Plaza, 35th Floor, New York, New York 10006, Telephone: 212-556-4047. Please do not call any Defendant, the RS Investment Trust, The Contrarian Fund, any representative of any Defendant, or the Court.

f. The term "Class" is defined to mean all persons and all entities who held shares in The Contrarian Fund at any time during 1997. The term "Class" excludes defendants, as well as directors, trustees, officers and employees of any defendant, members of their immediate families and any entity in which any defendant has a controlling interest. The term "Class" also does not include those persons who request exclusion from the Class in response to the Notice of Proposed Settlement of Class Action to be sent to the Class.

I. NOTICE OF HEARING ON PROPOSED SETTLEMENT

A hearing will be held on July 25, 2003, at 9:00 a.m., before The Honorable Maxine Chesney, United States District Judge, at the United States Courthouse, 450 Golden Gate Avenue, San Francisco, California (the "Settlement Hearing"). The purpose of the Settlement Hearing is to determine: (a) whether the Settlement should be approved as fair, reasonable and adequate; (b) whether the proposed plan to distribute the settlement proceeds ("Plan of Allocation") and to pay notice, settlement/claims administration and tax expense is fair, reasonable, and adequate; (c) whether the application by Plaintiffs' Counsel for an award of attorneys' fees, reimbursement of expenses and the payment of an incentive award from the settlement amount to named Plaintiffs should be approved; and (d) whether, upon approval of the Settlement, the Class Action should be dismissed with prejudice. The Court may adjourn or continue the Settlement Hearing without further notice to the Class.

II. NATURE OF THE CASE

On July 10, 1998, Plaintiffs filed suit in the California Superior Court, in and for the County of Alameda, as a class action on behalf of purchasers of shares of The Contrarian Fund ("The Contrarian Fund" or "TCF"), one of a series of funds offered to investors by the Robertson Stephens Investment Trust. The original complaint ("Original Complaint") asserted claims under the Investment Company Act of 1940 ("ICA"), a federal statute, under which there is concurrent jurisdiction, and certain state claims under common law and provisions of the California Civil Code. The Original Complaint alleged, among other things, that the plaintiff investors had sustained losses as a result of short sales and other leveraged techniques that leveraged the net assets of The Contrarian Fund, which were purportedly made without shareholder approval in violation of the registration statement filed with the Securities and Exchange Commission.

On August 12, 1998, Defendants removed the case, pursuant to 28 U.S.C. §1441(b), to this Court, and then moved to dismiss the Original Complaint. Following extensive briefing and oral argument, by memorandum decision dated March 26, 1999, the Court dismissed the case, holding that plaintiffs did not have standing to prosecute the claims. Plaintiffs appealed. Following extensive briefing and oral argument, by opinion filed on November 13, 2000, the Ninth Circuit

Court of Appeals affirmed in part and reversed and remanded in part, holding that Plaintiffs had standing to prosecute the claims under § 13(a) of the ICA.

After remand to the District Court, Plaintiffs filed an amended complaint (the "Amended Complaint") alleging additional violations of federal and state law. Defendants moved to dismiss the Amended Complaint. Extensive briefing and argument followed. By order dated May 17, 2002, the Court dismissed all federal claims with prejudice and remanded the state claims back to Alameda County Superior Court.

Plaintiffs appealed a second time to the Ninth Circuit Court of Appeals. Shortly thereafter, the parties entered into settlement discussions and agreed to private mediation. Settlement was reached following mediation and negotiations supervised by The Honorable Coleman B. Fannin (Ret.), who acted as the mediator.

IIII. SETTLEMENT NEGOTIATIONS

The proposed Settlement is the result of extensive arm's-length negotiations assisted by a mediator with substantial experience in resolving complex litigation. After more than four years of litigation, Plaintiffs' Counsel are well versed in the merits of the case and the risks of continued litigation. They believe the Settlement achieved at this point in the case is fair, reasonable and adequate.

A recovery now will provide immediate benefits to the Class Members and avert the risk of dismissal of the case by this Court, with the result that any recovery in state court would be prejudiced and unlikely. Accordingly, Plaintiffs' Counsel believe the Settlement to be in the best interest of the Class.

IV. DEFENDANTS DENY WRONGDOING AND LIABILITY

The Defendants deny each and all of the claims and contentions alleged by the Plaintiffs in these Actions. Defendants expressly deny all charges of wrongdoing or liability against them arising out of any of the conduct, statements, acts or omissions alleged, or that could have been alleged. Defendants further deny Plaintiffs' allegations that they or others they seek to represent sustained (or are entitled to recover) damages in any amount. Nonetheless, Defendants conclude that further litigation would be protracted and expensive. Accordingly, Defendants conclude that

1 the Action should be settled upon the terms and conditions set forth in this Stipulation. Defendants take into account the uncertainty and risks inherent in any litigation, especially in complex cases like this Action.

V. PLAN OF ALLOCATION

1. The Net Settlement Fund will be distributed to Class Members who submit valid and timely Proof of Claim forms (Authorized Claimants) under the Plan of Allocation. The Plan of Allocation provides that a Class Member is eligible to participate in the Net Settlement Fund only if that person has a recognized loss under this Plan of Allocation.

2. To the extent there are sufficient funds in the Net Settlement Fund, each Authorized Claimant will receive an amount equal to the Authorized Claimant's claim. If, however, the amount in the Net Settlement Fund is not sufficient to permit payment of the total claim of each Authorized Claimant, then each Authorized Claimant shall be paid the percentage that each Authorized Claimant's claim bears to the total of the claims of all Authorized Claimants. Payment in this manner shall be deemed conclusive against all Authorized Claimants.

3. Losses shall be calculated on the basis of losses incurred for each share held by a Claimant as follows:

A. For shares of the Contrarian Fund that were purchased prior to January 16, 1996, and

1. Sold on or prior to December 31, 1996, the claim per share is $0.00.

2. Sold after December 31, 1996, but on or prior to May 5, 1997, the claim per share is 5% of the difference between the purchase price per share less the sales price per share.

3. Sold after May 5, 1997, but before December 31, 1997, the claim per share is 15% of the difference between the purchase price per share less the sales price per share; or

4. Retained until after December 31, 1997, the claim per share is 15% of difference between the purchase price per share less $11.88.

B. For shares in The Contrarian Fund that were purchased between January 16, 1996 through December 31, 1996, inclusive, and

1. Sold on or prior to December 31, 1996, the claim per share is $0.00.

2. Sold after December 31, 1996, but on or prior to May 5, 1997, the claim per share is 7% of the difference between the purchase price per share less the

sales price per share.

3. Sold after May 5, 1997, but on or prior to December 31, 1997, the claim per share is 35% of the difference between the purchase price per share less the sales price per share; or

4. Retained until after December 31, 1997, the claim per share is 35% of difference between the purchase price per share less $11.88

C. For shares in The Contrarian Fund that were purchased between January 1, 1997 and May 5, 1997, inclusive, and

1. Sold on or prior to May 5, 1997, the claim per share is 7% of the difference between the purchase price per share less the sales price per share.

2. Sold after May 5, 1997, but on or prior to December 31, 1997, the claim per share is 35% of the difference between the purchase price per share less the sales price per share.

3. Sold after December 31, 1997, the claim per share is 35% of the difference between the purchase price per share less $11.88.

4. Retained until after December 31, 1997, the claim per share is 35% of the difference between the purchase price per share less 11.88.

D. For shares in The Contrarian Fund that were purchased after May 5, 1997, and

1. Sold after May 5, 1997, but before December 31, 1997, the claim per share is 7% of the difference between the purchase price per share less the sales price per share.

2. Sold after December 31, 1997, the claim per share is 7% of the difference between the purchase price per share less 11.88.

3. Retained after May 5, 1997, the claim per share is 7% of the difference between the purchase price per share less 11.88.

4. For Class Members who made multiple purchases or multiple sales during the Class Period, the earliest subsequent sale shall be matched with the earliest purchase and chronologically thereafter for purposes of determining if a claim exists.

5. The Court has reserved jurisdiction to allow, disallow or adjust the claim of any Class Member on equitable grounds.

6. Plaintiffs' Counsel, acting on behalf of the Class and subject to the supervision of the District Court, shall be responsible for the administration and calculation of the claims and shall oversee the distribution of the Net Settlement Fund to Class Members.

7. Any controversies that may arise concerning the distribution of the Net Settlement Fund, including the allowance or disallowance of claims and amounts thereof, which are not

resolved between Class Counsel (or the Claims Administrator acting for Class Counsel) and any Claimant, shall be presented to the Court for resolution.

8. Any Class Member who fails to file a valid and timely Proof of Claim and Release in the manner and with the information required shall be barred from participating in the distribution of the Net Settlement Fund, but otherwise shall be bound by all of the terms of the Stipulation, including any release and the provisions of any orders and judgments made or entered pursuant to the Stipulation.

NOTE: THE DOLLAR AMOUNT OF A CLASS MEMBERS' RECOGNIZED LOSS DOES NOT REPRESENT THE ACTUAL AMOUNT THAT WILL BE PAID AS PART OF THE DISTRIBUTION OF THE SETTLEMENT FUND. A CLASS MEMBER WILL RECEIVE A *PRO RATA* SHARE OF THE FUND BASED ON A CALCULATION OF ALL CLAIMANTS' RECOGNIZED LOSSES, WHICH MAY BE SUBSTANTIALLY LESS.

VI. RIGHTS OF SETTLEMENT CLASS MEMBERS

If you are a member of the Class, you have the following options:

1. **YOU MAY FILE A PROOF OF CLAIM.** If you choose this option you will remain a member of the Class; you will share in the proceeds of the proposed Settlement, if your claim is timely and valid, and if the proposed Settlement is finally approved by the Court; and you will be bound by the Judgment and release described above. Each member of the Class who desires to assert a claim for payment from the Net Settlement Fund must submit a completed and signed Proof of Claim, a copy of which is enclosed with this Notice, supported by the documents described in the Proof of Claim. The Proof of Claim must be submitted to the Claims Administrator described below:

The Contrarian Fund Litigation
c/o Gilardi & Company
1115 Magnolia Avenue
Larkspur, California 94939

ALL PROOFS OF CLAIM MUST BE POSTMARKED, OR OTHERWISE RECEIVED BY THE CLAIMS ADMINISTRATOR, ON OR BEFORE SEPTEMBER 19, 2003. Any member of the Class who fails to submit a valid and timely Proof of Claim will not receive any portion of the Net Settlement Fund, but will be bound by all the terms of the Settlement and of any Judgment

1 or other order entered in the Class Actions, if the Settlement is approved, unless such person
2 previously has validly and properly requested exclusion from the Class. A Proof of Claim and
3 Release will be deemed to have been submitted when mailed, if a postmark is indicated on the
4 envelope and it was mailed first class, postage prepaid, and addressed as indicated above. Proof of
5 Claim forms otherwise submitted will be deemed to be submitted at the time they are actually
6 received at the address designated above. Submission of a Proof of Claim and Release is not a
7 waiver of certain rights with respect to the Settlement, including the right to object to the
8 Settlement, the Plan of Allocation or Plaintiffs' Counsel's Fee and Expense Application. If you
9 submit a Proof of Claim, Plaintiffs' Counsel is entitled to make inquiry to ensure that you are a
10 member of the Class; that you are entitled to a portion of the Net Settlement Fund; and/or to
11 confirm the amount of your claim. By submitting a Proof of Claim, you are agreeing that the Court
12 has jurisdiction with respect to your claim.

13 **2. YOU MAY REQUEST TO BE EXCLUDED.** If you do not wish to participate in
14 the proposed Settlement described in this Notice, you may request to be excluded from the Class.
15 Any member of the Class may be excluded from the Class by mailing on or before July 11, 2003, a
16 statement to:

17 The Contrarian Fund Litigation
c/o Gilardi & Company
18 1115 Magnolia Avenue
Larkspur, California 94939
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20 The request for exclusion must state: (1) your name, address and telephone number; (2) the
21 number of shares of The Contrarian Fund that were held during 1997, and the date(s) each of these
22 shares was acquired; (3) the date(s) when each of the shares held in 1997 were sold at anytime
23 during, or following, 1997, if at all; and (4) that you wish to be excluded from the Settlement Class.
24 TO BE VALID, A REQUEST FOR EXCLUSION MUST BE TIMELY AND STATE ALL OF
25 THE FOREGOING INFORMATION. YOUR EXCLUSION REQUEST MUST BE
26 POSTMARKED ON OR BEFORE JULY 11, 2003. All persons who exclude themselves from the
27 Class will not participate in or receive any portion of the Net Settlement Fund described above, nor
28 will they be bound by the terms of the Settlement, or any Judgment in the Class Actions, including

any release of claims against Defendants; and they may pursue their own individual remedies, if any.

If you do not request to be excluded from the Class, you will be bound by any and all determinations or judgments in the Class Actions, whether favorable or unfavorable to the Class, including, without any limitation, any final Judgment.

3. YOU MAY DO NOTHING AT ALL. If you choose this option, you will not share in the proceeds of the Settlement, but you will be bound by any Judgment entered by the Court.

VII. THE RIGHT TO BE HEARD AT THE SETTLEMENT HEARING

Any Class Member who does not request exclusion from the Class may appear in person or through counsel at the Settlement Hearing and be heard as to why the proposed Settlement, the Plan of Allocation, or Plaintiffs' Counsel's Fee and Expense Application should or should not be approved as fair, reasonable and adequate, or why a Judgment dismissing the Class Actions against Defendants with prejudice should or should not be entered; provided, however, that no member of the Class shall be heard or be entitled to object to the approval of the terms and conditions of the proposed Settlement, the Plan of Allocation, or the Fee and Expense Application, unless on or before July 11, 2003, that person has filed such papers with the Court and has served by hand or first-class mail written objections and copies of any supporting papers and briefs such that they are received on or before July 11, 2003, by each of the following:

CLERK OF THE COURT
UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA
450 Golden Gate Avenue
San Francisco, CA 94102

Kevin P. Muck
James N. Kramer
CLIFFORD CHANCE US LLP
One Market Street, Steuart Tower
San Francisco, CA 94105

Jared B. Stamell
STAMELL & SCHAGER, LLP
One Liberty Plaza, 35th Floor
New York, NY 10006
-And-

Joseph J. Tabacco, Jr.
Christopher T. Heffelfinger
BERMAN DeVALERIO PEASE TABACCO BURT & PUCILLO
425 California Street, Suite 2100
San Francisco, CA 94104-2205

COUNSEL FOR PLAINTIFFS

In any paper served, the Class Member must include the number of shares of the Contrarian Fund held during the Class Period, and the dates of purchase(s) and sale(s) of shares in The Contrarian Fund. Unless otherwise ordered by the Court, any Class Member who does not make his, her or its objection or opposition in the manner provided shall be deemed to have waived all objections and opposition to the fairness, reasonableness and adequacy of the proposed Settlement, the Plan of Allocation and the Fee and Expense Application.

VIII. DISMISSAL AND RELEASES

If the proposed Settlement is approved, the Court will enter a Final Judgment and Order of Dismissal with Prejudice (the "Judgment"). The Judgment will dismiss the Released Claims with prejudice as to all Defendants and all Related Parties (meaning all of Defendants' past, present or future directors, trustees, officers, employees, partners, members, principals, agents, underwriters, insurers, co-insurers, reinsurers, controlling shareholders, attorneys, accountants or auditors, banks or investment banks, associates, personal or legal representatives, predecessors, successors, parents, owners, subsidiaries, divisions, joint ventures, assigns, spouses, heirs, executors, administrators, trustees, related or affiliated entities, entities in which any Defendant has a controlling interest, any members of their immediate families, or any trust of which any Defendant is the settlor or which is for the benefit of any Defendant and/or member(s) of his family.).

The Judgment will provide that all Class Members who have not previously validly and timely requested to be excluded from the Class shall be bound by the terms of the Settlement, and shall be deemed to have released and forever discharged all Released Claims and any and all claims arising out of, relating to or in connection with the settlement of the Class Actions against all Defendants and Related Persons.

IX. NOTICE TO BANKS, BROKERS AND OTHER NOMINEES

If you held any shares in The Contrarian Fund during 1997 as a nominee for a beneficial owner, then, within ten (10) days after you receive this Notice, you must either: (1) send a copy of this Notice and the Proof of Claim by first class mail to all such Persons; or (2) provide a list of the names and addresses of such Persons to the Claims Administrator:

The Contrarian Fund Securities Litigation,
c/o Gilardi & Company
1115 Magnolia Avenue
Larkspur, California 94939

If you choose to mail the Notice and Proof of Claim yourself, you may obtain from the Claims Administrator (without cost to you) as many additional copies of these documents as you will need to complete the mailing.

Regardless of whether you choose to complete the mailing yourself or elect to have the mailing performed for you, you may obtain reimbursement for reasonable administrative costs actually incurred in connection with forwarding the Notice and Proof of Claim, upon submission and appropriate documentation.

X. EXAMINATION OF PAPERS AND INQUIRIES

The foregoing is only a summary of the Class Actions and the proposed Stipulation, and does not purport to be comprehensive. For a more detailed statement of the matters involved in the above Class Actions and the proposed Settlement, you may refer to the pleadings, the Stipulation and other papers filed in the Class Actions, which may be inspected at the Office of the Clerk of the Court, at the address indicated above, during normal business hours of each business day.

For further information regarding this Settlement you may contact: Joseph J. Tabacco or Christopher T. Heffelfinger, Berman DeValerio Pease Tabacco Burt & Pucillo, 425 California Street, Suite 2100, San Francisco, CA 94104, Telephone: 415-433-3200, OR, Jared B. Stamell, Stamell & Schager LLP, One Liberty Plaza, 35th Floor, New York, New York 10006, Telephone: 212-556-4047. Please do not call any Defendant, the RS Investment Trust, The Contrarian Fund, or any representative of any Defendant.

1 **INQUIRIES SHOULD NOT BE DIRECTED TO THE CLERK OF THE COURT**

2 **OR TO THE JUDGE.**

3 **DATED: June ____, 2003**

4 **BY ORDER OF THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF CALIFORNIA**

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Joseph J. Tabacco, Jr. (75484)
Christopher T. Heffelfinger (118058)
Nicole Lavallee (165755)
Karen Rosenthal (209419)
BERMAN DEVALERIO PEASE TABACCO BURT & PUCILLO
425 California Street, Suite 2025
San Francisco, CA 94104
Telephone: (415) 433-3200

Jared B. Stamell
STAMELL & SCHAGER, LLP
One Liberty Plaza, 35th Floor
New York, New York 10006-1404
Telephone: (212) 566-4047

Attorneys for Plaintiff Cary and
Denise Lapidus Living Trust, on behalf
of itself and all others similarly situated

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

CARY AND DENISE LAPIDUS As Trustees of the CARY AND DENISE LAPIDUS LIVING TRUST, on behalf of themselves and all others similarly situated, Plaintiffs, v. G. RANDALL HECHT; PAUL H. STEPHENS; ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.; ROBERTSON, STEPHENS & COMPANY, INC; ROBERTSON, STEPHENS INVESTMENT MANAGEMENT, INC.; ROBERTSON STEPHENS & COMPANY, LLC; and ROBERTSON STEPHENS INVESTMENT TRUST, Defendants.	Case No. C-98-3130-MMC

PROOF OF CLAIM AND RELEASE REGARDING SETTLEMENT BETWEEN PLAINTIFFS AND DEFENDANTS

GENERAL INSTRUCTIONS

1. To recover as a shareholder in The Contrarian Fund, based on your claims against defendants G. Randall Hecht; Paul H. Stephens; Robertson Stephens & Company, Inc.; Robertson, Stephens Investment Management, Inc.; Robertson, Stephens Investment Management, L.P.; Robertson Stephens & Company, LLC; and Robertson Stephens Investment Trust, (collectively, "defendants") in the action entitled *Cary and Denise Lapidus As Trustees of the Cary and Denise Lapidus Living Trust, et al. v. G. Randall Hecht, et al.*, Case No. C-98-3130-MMC, you must complete this Proof of Claim and Release, sign this Proof of Claim and Release on page 6, and mail this completed Proof of Claim and Release to the person listed in paragraph 3 below. If you fail to file a properly addressed Proof of Claim and Release, your claim may be rejected and you may be precluded from any recovery from the settlement fund created in connection with the proposed settlement of the Actions with defendants (the "Contrarian Fund Settlement"). Submission of this Proof of Claim and Release, however, does not ensure that you will share in the proceeds of the Contrarian Fund Settlement.

YOU MUST MAIL YOUR COMPLETED AND SIGNED PROOF OF CLAIM AND RELEASE POSTMARKED ON OR BEFORE ____________________, ADDRESSED AS FOLLOWS:

The Contrarian Fund Litigation
c/o Gilardi & Company
1115 Magnolia Avenue
Larkspur, California 94939

2. IF YOU ARE A CLASS MEMBER (AS DEFINED IN THE NOTICE OF SETTLEMENT BETWEEN THE PLAINTIFFS AND DEFENDANTS), YOU ARE BOUND BY THE TERMS OF ANY JUDGMENT ENTERED IN THE ACTION AND WILL HAVE RELEASED YOUR CLAIMS AGAINST DEFENDANTS AS PROVIDED IN THE CLASS NOTICE REGARDLESS OF WHETHER OR NOT YOU SUBMIT A PROOF OF CLAIM AND RELEASE.

3. If you are NOT a Class Member (as defined in the Notice), or if you have

excluded yourself from the Class, DO NOT submit a Proof of Claim and Release.

CLAIMANT IDENTIFICATION

4. Use Part I of this form entitled "Claimant Identification" to identify each Class Member.

5. All joint purchasers must sign this claim. Executors, administrators, guardians, conservators and trustees must complete and sign this claim on behalf of persons represented by them and their authority must accompany this claim and their titles or capacities must be stated. The Social Security (or taxpayer identification) number and telephone number of the beneficial owner may be used in verifying the claim. Failure to provide the foregoing information could delay verification of your claim or result in rejection of the claim.

CLAIM FORM

Please complete the information below. You are a Class Member if you (either a person or an entity) held shares in The Contrarian Fund at any time during 1997. The term "Class" excludes defendants, as well as directors, trustees, officers and employees of any defendant, members of their immediate families and any entity in which any defendant has a controlling interest. The term "Class" also does not include those persons who request exclusion from the Class in response to the Notice of Proposed Settlement of Class Action to be sent to the Class. Only Class Members as defined in the Notice are eligible for participation.

IMPORTANT: BECAUSE OF THE ANTICIPATED NUMBER OF CLAIMS AND THE VALUE OF THE NET SETTLEMENT FUND AVAILABLE, THE *PRO RATA* SHARE OF EACH CLASS MEMBER WILL BE LESS THAN THE ACTUAL LOSSES SUSTAINED.

1 UNITED STATES DISTRICT COURT FOR THE

2 NORTHERN DISTRICT OF CALIFORNIA

3 The Contrarian Fund Litigation

4 Case No. Case No. C-98-3130-MMC

5 PROOF OF CLAIM AND RELEASE

6 Must be Postmarked No Later Than:

7 ________________

8 Please Type or Print

9

10 **PART I: CLAIMANT IDENTIFICATION**

11 Beneficial Owner's Name (First, Middle, Last) ____________________

12 Street Address ______________________________

13 City _________________ State _____________ Zip Code __________

14 Foreign Province ______________________ Foreign Country ________________

15 Social Security Number ____________________________

16 Taxpayer Identification Number ______________________

17 ________ _______________________ (work)

18 Area Code Telephone Number

19 ________ _______________________ (home)

Area Code Telephone Number

20 E-Mail Address: ______________________________

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PART II: SCHEDULE OF TRANSACTIONS IN THE CONTRARIAN FUND ("TCF")

PLEASE INCLUDE COPIES OF ALL SUPPORTING DOCUMENTS SHOWING PURCHASES AND SALES OF TCF SHARES.

YOU MAY USE EXTRA SHEETS IF NECESSARY.

FIRST: For each TCF share you held in 1997 (or block of TCF shares), please complete the following table:

INFORMATION RELATING TO TCF SHARES HELD IN 1997

Date of Acquisition or Purchase	No. of TCF Shares Acquired	Price Per TCF Share	Total Price Paid for TCF Share (Or Block of Shares)

SECOND: For each TCF share identified above that you held during 1997, but subsequently sold, please provide the following information with regard to any sale or assignment of such TCF share:

INFORMATION RELATING TO SALES OF THOSE TCF SHARES WHICH WERE HELD AT ANY TIME DURING 1997

Date of Sale or Assignment	No. of TCF Shares Sales/Assigned	Price Per TCF Share	Total Price for TCF Share (or Block of TCF Shares) Sold

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YOU MUST READ AND SIGN THE RELEASE ACCOMPANYING THIS PROOF OF CLAIM FORM

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PART III. SUBMISSION TO JURISDICTION OF COURT AND ACKNOWLEDGMENTS

I (we) submit this Proof of Claim and Release under the terms of the Stipulation Of Settlement Between Plaintiffs And Defendants (the "Contrarian Fund Stipulation") described in the Class Notice. I (we) also submit to the jurisdiction of the United States District Court for the Northern District of California with respect to my (our) claim as a Class Member (as defined in the Notice) and for purposes of enforcing the release set forth herein. I (we) further acknowledge that I am (we are) bound by and subject to the terms of any judgment that may be entered in the Action. I (we) agree to furnish additional information to plaintiffs' counsel to support this claim if required to do so. I (we) have not submitted any other claim covering the same purchases or sales of TCF shares in the Contrarian Fund Settlement and know of no other person having done so on my (our) behalf in connection with the Contrarian Fund Settlement. I (we) further acknowledge under penalty of perjury, that the information relating to my (our) transactions as set forth herein are true and accurate to the best of my (our) knowledge.

RELEASE

A. I (we) hereby acknowledge full and complete satisfaction of, and do hereby fully, finally and forever settle, release and discharge from the Released Claims, as defined below, the Defendants and each and all of the Related Parties (defined below), and each and all of their agents, heirs, personal representatives, successors and assigns together with the Defendants and the Related Parties (the "Released Persons").

B. "Released Claims" shall collectively mean all claims (including "Unknown Claims" as defined in §1.24 hereof), demands, rights, liabilities and causes of action of every nature and description whatsoever, known or unknown, whether or not concealed or hidden, asserted or that might have been asserted, including, without limitation, claims for negligence, gross negligence, breach of contract, breach of duty of care and/or breach of duty of loyalty, fraud, breach of fiduciary duty, or violations of any state or federal statutes, rules or regulations, by Plaintiffs or any Class Member against any of the Defendants or the

Related Parties arising out of, based upon or related to both the purchase or other acquisition of shares of the Contrarian Fund by any Class Member during the Class Period and the facts, transactions, events, occurrences, acts, disclosures, statements, omissions or failure to act which were or could have been alleged in the Actions. Released Claims includes (but is not limited to) any and all claims arising out of, relating to, or in connection with the settlement of the Actions and any and all claims asserted in, or which could have been asserted in, the Original Complaint and/or the Amended Complaint.

C. "Unknown Claims," means any Released Claims which Plaintiffs or any Class Member does not know or suspects to exist in his, her or its favor at the time of the release of the Released Persons which, if known by him, her or it, might have affected his, her or its settlement with and release of the Released Persons, or might have affected his, her or its decision not to object to this Settlement. With respect to any and all Released Claims, the Settling Parties stipulate and agree that, upon the Effective Date, the Plaintiffs shall expressly waive, and each of the Class Members shall be deemed to have, and by operation of the Judgment shall have, expressly waived the provisions, rights and benefits of California Civil Code § 1542, which provides:

> A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

The Plaintiffs shall expressly waive, and each of the Class Members shall be deemed to have, and by operation of the Judgment shall have, expressly waived any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code § 1542. The Plaintiffs and/or the Class Members may hereafter discover facts in addition to or different from those which they now know or believe to be true with respect to the subject matter of the Released Claims, but shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever settled and released any and all Released

Claims, known or unknown, suspected or unsuspected, contingent or non- contingent, whether or not concealed or hidden, which now exist, or heretofore have existed upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law or rule, without regard to the subsequent discovery or existence of such different or additional facts. The Plaintiffs acknowledge, and the Class Members shall be deemed by operation of the Judgment to have acknowledged, that the foregoing waiver was separately bargained for and a key element of the settlement of which this release is a part.

D. "Related Parties" means each and all of the Defendants' past, present or future directors, trustees, officers, employees, partners, members, principals, agents, underwriters, insurers, co-insurer, reinsurers, controlling shareholders, attorneys, accountants or auditors, banks or investment banks, associates, personal or legal representatives, predecessors, successors, parents, owners, subsidiaries, divisions, joint ventures, assigns, spouses, heirs, executors, administrators, trustees, related or affiliated entities, entities in which any Defendant has a controlling interest, any members of their immediate families, or any trust of which any Defendant is the settlor or which is the for the benefit of any Defendant and/or member(s) of his family.

E. This release shall be of no force or effect unless and until the Court approves the Contrarian Fund Settlement and the Contrarian Fund Settlement becomes effective as to defendants on the Contrarian Fund Settlement Effective Date (as defined in the Stipulation).

Substitute Form W-9

Request for Taxpayer Identification Number:

Enter taxpayer identification number below for the Beneficial Owner(s). For most individuals, this is your Social Security Number. The Internal Revenue Service ("I.R.S") requires such taxpayer identification number. If you fail to provide this information, your claim may be rejected.

____

Social Security Number (for individuals) or

Employer Identification Number (for estates, trusts, corporations, etc.)
Certification

UNDER THE PENALTIES OF PERJURY, I (WE) CERTIFY THAT ALL OF THIS INFORMATION PROVIDED ON THIS FORM IS TRUE, CORRECT AND COMPLETE.

F. I (we) hereby warrant and represent that I (we) have not assigned or transferred or purported to assign or transfer, voluntarily or involuntarily, any matter released pursuant to this release or any other part or portion thereof.

G. I (we) certify that I am (we are) not subject to backup withholding under the provisions of Section 3406(a)(1)(c) of the Internal Revenue Code.

Note: If you have been notified by the Internal Revenue Service that you are subject to backup withholding, please strike out the language that you are not subject to backup withholding in the certification above.

I declare under penalty of perjury under the laws of the United States of America that the foregoing information supplied by the undersigned is true and correct and that this Proof of Claim and Release form was executed this ______ day of ______________, ______ in __________________________ [(month), (year) (City, State or Province, County)].

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(Sign your name here)

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(Type or print your name here)

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(Capacity of persons signing, e.g., Beneficial Purchaser, Executor or Administrator)

IMPORTANT

1. Did you provide all information and documents requested?

- All sections of this Proof of Claim form must be completed and the form signed.
- Copies of all documents requested must be attached to this Proof of Claim and Release.

2. Please make a copy of this Proof of Claim and Release form for your files and return the signed original.

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3. Documents will not be returned. DO NOT SEND ORIGINAL CERTIFICATES. Submit copies, not originals, of supporting documentation.

4. Please keep us advised of any changes of address.

5. This Proof of Claim and Release and accompanying documentation must be postmarked no later than ___________, 2003 and mailed to: **The Contrarian Fund, c/o Gilardi & Company, 1115 Magnolia Avenue, Larkspur, California 94939.**

EXHBIT B

Joseph J. Tabacco, Jr. (75484)
Christopher T. Heffelfinger (118058)
Nicole Lavallee (165755)
Karen Rosenthal (209419)
BERMAN DEVALERIO PEASE TABACCO BURT & PUCILLO
425 California Street, Suite 2025
San Francisco, CA 94104
Telephone: (415) 433-3200

Jared B. Stamell
STAMELL & SCHAGER, LLP
One Liberty Plaza, 35th Floor
New York, New York 10006-1404
Telephone: (212) 566-4047

Attorneys for Plaintiff Cary and
Denise Lapidus Living Trust, on behalf
of itself and all others similarly situated

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

CARY AND DENISE LAPIDUS As Trustees of the CARY AND DENISE LAPIDUS LIVING TRUST, on behalf of themselves and all others similarly situated, Plaintiffs, v. G. RANDALL HECHT; PAUL H. STEPHENS; ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.; ROBERTSON, STEPHENS & COMPANY, INC; ROBERTSON, STEPHENS INVESTMENT MANAGEMENT, INC.; ROBERTSON STEPHENS & COMPANY, LLC; and ROBERTSON STEPHENS INVESTMENT TRUST, Defendants.	Case No. C-98-3130-MMC **SUMMARY NOTICE FOR PUBLICATION**

SUMMARY NOTICE FOR PUBLICATION

TO: **ALL PERSONS OR ENTITIES WHO HELD SHARES IN THE CONTRARIAN FUND AT ANY TIME DURING 1997 (THE "CLASS").**

YOU ARE HEREBY NOTIFIED, pursuant to an Order of the United States District Court for the Northern District of California, that a hearing will be held on July 25, 2003 at 9:00 a.m., before the Honorable Judge Maxine M. Chesney, United States District Judge, at the United States Courthouse, 450 Golden Gate Avenue, San Francisco, California (the "Settlement Hearing"). The purpose of the Settlement Hearing will be to determine: (a) whether the settlement of the above captioned class actions (the "Class Actions") for $3,000,000 in cash plus accrued interest, should be approved by the Court as fair, just, reasonable and adequate; (b) whether the proposed plan to distribute the settlement proceeds (the "Plan of Allocation") is fair, just, reasonable, and adequate, (c) whether the provisions for payment of notice, class administration should be approved; (d) whether the application by plaintiffs' counsel for an award of attorneys' fees not to exceed 33-1/3%, reimbursement of expenses not to exceed $100,000 (the "Fee and Expense Application"), and an incentive award to named Plaintiffs in the sum of $10,000 should be approved; and (e) whether the Class Actions should be dismissed with prejudice. The Court may adjourn or continue the Settlement Hearing without further notice to the Class, other than notice posted at the time and place of the Settlement Hearing or any adjournment thereof.

~~This case was commenced as a class action in July 1998. Plaintiffs allege that investors sustained losses as a result of short sales and other leveraged transactions which were undertaken without express shareholder approval.~~ This case commenced on July 10, 1998, when Plaintiffs filed suit in the California Superior Court, in and for the County of Alameda, as a class action on behalf of purchasers of shares of The Contrarian Fund, one of a series of funds offered to investors by the Robertson Stephens Investment Trust. The original complaint ("Original Complaint") asserted claims under the Investment Company Act of 1940 ("ICA"), a federal statute, and certain state claims under common law and provisions of the California Civil Code. The Original Complaint alleged, among other things, that the plaintiff investors had sustained losses as a result

of short sales and other leveraged techniques that leveraged the net assets of The Contrarian Fund, which were purportedly made without shareholder approval in violation of the registration statement filed with the Securities and Exchange Commission. Defendants removed the case to federal Court, and then moved to dismiss the Original Complaint. The Court dismissed the case and Plaintiffs appealed to the Ninth Circuit Court of Appeals which affirmed in part and reversed and remanded in part. After remand to the District Court, Plaintiffs filed an amended complaint (the "Amended Complaint") alleging additional violations of federal and state law. Defendants moved to dismiss the Amended Complaint and, by order dated May 17, 2002, the Court dismissed all federal claims with prejudice and remanded the state claims back to Alameda County Superior Court.

A class has been preliminarily certified for purposes of this Settlement composed of a class of persons "Class" consisting of all persons and all entities who held shares in The Contrarian Fund at any time during 1997. While you must have held The Contrarian Fund shares at some point during 1997 in order to participate in this settlement, the amount of your distribution depends on such factors as the number of claims that are submitted and allowed, when you first purchased your shares, whether you held on to them, or whether you sold them at a particular time during, or following, 1997. For more information concerning these, and other, matters, please review the Class Notice in its entirety. To claim your share of the settlement fund, you must submit a valid proof of claim on or before September 19, 2003. The term "Class" excludes defendants, as well as directors, trustees, officers and employees of any defendant, members of their immediate families and any entity in which any defendant has a controlling interest. The term "Class" also does not include those persons who request exclusion from the Class in response to the Notice of Proposed Settlement of Class Action to be sent to the Class.

If you have not received a detailed Notice of Pendency and Proposed Settlement of Class Actions and a copy of the Proof of Claim and Release, you may obtain copies by writing to the Claims Administrator as follows: Contrarian Fund Securities Litigation, c/o Gilardi & Company, 1115 Magnolia Avenue, Larkspur, California 94939, or downloading them from the following

web site: www.bermanesq.com. If you are a Class Member, in order to share in the distribution of the Net Settlement Fund, you must submit a Proof of Claim and Release postmarked on or before September 19, 2003, establishing that you are entitled to recovery. You will be bound by any judgment rendered in the Class Actions whether or not you make a claim.

If you desire to be excluded from the Class, you must file a request for exclusion by July 11, 2003, in the manner and form explained in the detailed Notice referred to above. All Class Members who have not requested exclusion from the Class will be bound by any judgment entered in the Class Action litigation pursuant to the Stipulation. Any changes to the above schedule, and other significant matters concerning the Settlement will be posted to the following website: www.bermanesq.com. You should periodically check this website for new information concerning scheduling and other significant matters concerning the Settlement prior to any of the deadlines established above.

Any objection to the Settlement, the Plan of Allocation, and/or the Fee and Expense Application must be mailed or delivered such that it is received by each of the following no later than July 11, 2003:

Joseph J. Tabacco, Jr.
Christopher T. Heffelfinger
BERMAN DeVALERIO PEASE TABACCO BURT & PUCILLO
425 California Street, Suite 2025
San Francisco CA 94104-2205

Jared B. Stamell
STAMELL & SCHAGER, LLP
One Liberty Plaza, 35th Floor
New York, NY 10006-1404

Lead Counsel for Plaintiffs________________

Dated: _May_____, 2003

BY ORDER OF THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF CALIFORNIA

ORIGINAL

Joseph J. Tabacco, Jr. (75484)
Christopher T. Heffelfinger (118058)
Nicole Lavallee (165755)
Karen Rosenthal (209419)
BERMAN DEVALERIO PEASE TABACCO BURT & PUCILLO
425 California Street, Suite 2025
San Francisco, CA 94104
Telephone: (415) 433-3200

Jared B. Stamell
STAMELL & SCHAGER, LLP
One Liberty Plaza, 35th Floor
New York, New York 10006-1404
Telephone: (212) 566-4047

Attorneys for Plaintiff Cary and Denise Lapidus Living Trust, on behalf of itself and all others similarly situated

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

CARY AND DENISE LAPIDUS As Trustees of the CARY AND DENISE LAPIDUS LIVING TRUST, on behalf of themselves and all others similarly situated, Plaintiffs, v. G. RANDALL HECHT; PAUL H. STEPHENS; ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.; ROBERTSON, STEPHENS & COMPANY, INC; ROBERTSON, STEPHENS INVESTMENT MANAGEMENT, INC.; ROBERTSON STEPHENS & COMPANY, LLC; and ROBERTSON STEPHENS INVESTMENT TRUST, Defendants.	Case No. C-98-3130-MMC **STIPULATION OF SETTLEMENT**

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INDEX OF EXHIBITS

Description	Exhibit
Notice of Order	A
Notice of the Settlement	A-1
Proof of Claim and Release	A-2
Summary Notice of the Settlement	A-3
Court's Judgment Approving the Stipulation	B
Escrow Instructions	C

This Stipulation of Settlement ("Stipulation"), dated as of May 1, 2003, is made and entered into by and among the following Parties (as defined further Section IV hereof) to the above-captioned action: (i) the Plaintiffs (on behalf of themselves and each of the Class Members as defined in §1.7), and (ii) the Defendants (as defined in §1.8), by and through their counsel of record in the Actions. The Stipulation is intended by the Parties to fully, finally and forever resolve and discharge all of the Released Claims (as defined in §1.18), upon and subject to the terms and conditions hereof. The Stipulation resolves claims that are contested and shall not be deemed an admission by any Party as to the merits of any claim or defense.

I. THE LITIGATION

On July 10, 1998, litigation was commenced in the California Superior Court, in and for the County of Alameda, as a class action on behalf of purchasers of shares of a mutual fund, The Contrarian Fund ("The Contrarian Fund"), one of a series of funds offered to investors by the Robertson Stephens Investment Trust. The original complaint ("Original Complaint") asserted claims under the Investment Company Act of 1940 ("ICA"), a federal statute, under which there is concurrent jurisdiction, and certain state claims under common law and provisions of the California Civil Code. The Original Complaint alleged, among other things, that the plaintiff investors had sustained losses as a result of short sales and other leveraged techniques that leveraged the net assets of The Contrarian Fund, which were purportedly made without shareholder approval in violation of the registration statement filed with the Securities and Exchange Commission.

On August 12, 1998, defendants removed this case, pursuant to 28 U.S.C. §1441(b) to this Court. Defendants then moved to dismiss the Original Complaint pursuant to Rule 12(b) of the F.R. Civ. P. Following extensive briefing and oral argument, by memorandum decision dated March 26, 1999, the Court dismissed the case, determining, *inter alia*, that the claims asserted under the ICA were derivative in nature and not direct. Plaintiffs then timely appealed the order and Judgment of dismissal, pursuant to 28 U.S.C. § 1291. Following extensive briefing and oral argument, by opinion filed on November 13, 2000, a three member panel of the 9th Circuit Court of Appeals, affirmed in part and reversed and remanded, in part, determining that Plaintiffs claims under § 13(a)

of the ICA, may be asserted directly and are not derivative. The Court affirmed the ruling that claims under § 18(f) could only be asserted derivatively.

After the case was remanded to this Court, Plaintiffs filed an amended complaint (the "Amended Complaint") to allege additional violations of the ICA and state law by Defendants' conduct. Defendants again moved to dismiss. Extensive briefing and argument ensued. By order dated May 17, 2002, the Court dismissed all of the Federal ICA claims with prejudice and remanded the supplemental state claims back to Alameda County Superior Court.

Plaintiffs again appealed the dismissal of the Federal ICA claims to the 9th Circuit Court of Appeals. Shortly thereafter, the parties initiated settlement discussions and agreed to private mediation. This settlement was reached by the Parties following extensive arms-length negotiations overseen by the Honorable Coleman B. Fannin (Ret.), who acted as the mediator.

II. DEFENDANTS' DENIALS OF WRONGDOING AND LIABILITY

The Defendants deny each and all of the claims and contentions alleged by the Plaintiffs in these Actions. The Defendants expressly deny all charges of wrongdoing or liability against them arising out of any of the conduct, statements, acts or omissions alleged, or that could have been alleged, in this action, the State Court Action, the Original Complaint or the Amended Complaint (collectively, "the Actions"). Defendants further deny Plaintiffs' allegations that they or others they seek to represent sustained (or are entitled to recover) damages in any amount. Nonetheless, the Defendants have concluded that further litigation of the Actions would be protracted and expensive. Accordingly, Defendants have concluded that these Actions should be settled upon the terms and conditions set forth in this Stipulation. The Defendants also have taken into account the uncertainty and risks inherent in any litigation, especially in complex cases like these Actions. The Defendants have, therefore, determined that it is desirable and beneficial that these Actions be settled in a manner and upon the terms and conditions set forth in this Stipulation.

III. CLAIMS OF THE PLAINTIFFS AND BENEFITS OF SETTLEMENT

The Plaintiffs believe that the claims asserted in the Actions have considerable merit. However, counsel for the Plaintiffs also have taken into account the uncertain outcome and the risk of any litigation, especially in complex actions such as these Actions, as well as the difficulties and

delays inherent in such litigation. Counsel for the Plaintiffs believe that a recovery now will provide an immediate benefit to the members of the Class, which is superior to the risk of proceeding with these Actions particularly in view of the fact that the Court has dismissed the federal claims with prejudice and remanded the state claims to state court. The federal claims could only be revived by a reversal on appeal.

Because some or all of the rulings on the federal claims might later be determined to be *res judicata* as to the state claims, the ability to prosecute the state claims in State Court has been severely curtailed. The settlement set forth in this Stipulation confers benefits upon the Class. Based on their evaluation, Plaintiffs, aided by their counsel, have determined that the settlement set forth in this Stipulation is in the best interests of the Plaintiffs and the Class as defined herein.

IV. TERMS OF STIPULATION AND AGREEMENT OF SETTLEMENT

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED by the Plaintiffs on behalf of the Class and the Defendants, by and through their undersigned counsel that, subject to the approval of the Court, the Actions and the Released Claims shall be finally and fully compromised, settled and released, and the Actions shall be dismissed with prejudice, as to all Settling Parties, upon and subject to the terms and conditions of the Stipulation, as follows.

1. Definitions.

As used in the Stipulation, the following terms have the meanings specified below:

1.1 "Actions" means (a) the action that was pending in the United States District Court for the Northern District of California known as *Cary and Denise Lapidus, as Trustees at the Cary and Denise Lapidus Living Trust v. G. Randall Hecht, et al.*, Case No. C-98-3130-MMC, (b) the appeal filed by Plaintiffs in the United States Court of Appeals for the Ninth Circuit (No. 02-16185) from the dismissal of the district court action, and (c) the currently pending State Court action (defined below in §1.23).

1.2 "Authorized Claimant" means any member of the Class whose claim for recovery has been allowed pursuant to the terms of the Stipulation and by the Court.

1.3 "Claimant" means any member of the Class who files a Proof of Claim in such form and manner, and within such time, as the Court shall prescribe.

1.4 "Claims Administrator" means the firm of Gilardi & Company.

1.5 "Class" means all persons and all entities who held shares in The Contrarian Fund at any time during 1997. The term "Class" excludes defendants, as well as directors, trustees, officers and employees of any defendant, members of their immediate families and any entity in which any defendant has a controlling interest. The term "Class" also does not include those persons who request exclusion from the Class in response to the Notice of Proposed Settlement of Class Action to be sent to the Class.

1.6 "Class Period" means all persons and all entities who held shares in The Contrarian Fund at any time during 1997.

1.7 "Class Member" means any person and any entity who is included in the definition of the "Class," as defined in § 1.5 above.

1.8 "Defendants" means the following persons and entities: G. Randall Hecht; Paul H. Stephens; Robertson, Stephens & Company Investment Management, L.P.; Robertson, Stephens & Company, Inc; Robertson, Stephens Investment Management, Inc.; Robertson Stephens & Company, LLC; Robertson Stephens Investment Trust, and each of their respective predecessors, successors and assigns.

1.9 "Effective Date" means the first date by which all of the events and conditions specified in §7.1 of this Stipulation have been met and have occurred.

1.10 "Escrow Agent" means an independent escrow agent jointly selected by Clifford Chance US LLP and Berman DeValerio Pease Tabacco Burt & Pucillo.

1.11 "Final" means: (i) the date of final affirmance on an appeal of the Judgment, the expiration of the time for a petition for or a denial of a writ of certiorari to review the Judgment and, if certiorari is granted, the date of final affirmance of the Judgment following review pursuant to that grant and the dismissal with prejudice of the State Court Action; or (ii) the date of final dismissal of any appeal from the Judgment or the final dismissal of any proceeding on certiorari to review the Judgment and the dismissal with prejudice of the State Court Action; or (iii) if no appeal is filed, the expiration date of the time for the filing or noticing of any appeal from the Court's Judgment approving the Stipulation substantially in the form of Exhibit B hereto, *i.e.*, thirty (30)

days after entry of the Judgment and the dismissal with prejudice of the State Court Action. Any proceeding or order, or any appeal or petition for a writ of certiorari pertaining solely to any plan of allocation and/or application for attorneys' fees, costs or expenses, shall not in any way delay or preclude the Judgment from becoming Final.

1.12 "Insurer" means Federal Insurance Company, and its respective reinsurers, if any.

1.13 "Plaintiffs" means the Cary and Denise Lapidus Living Trust, and its Trustees, Cary and Denise Lapidus.

1.14 "Plaintiffs' Counsel" means the law firms of Berman DeValerio Pease Tabacco Burt & Pucillo, and Stamell & Schager, LLP.

1.15 "Judgment" means the judgment to be rendered by the Court, substantially in the form attached hereto as Exhibit B.

1.16 "Person" means an individual, corporation, partnership, limited partnership, association, joint stock company, estate trust, unincorporated association, government or any political subdivision or agency thereof, and any business or legal entity and their spouses, heirs, predecessors, successors, representatives, or assignees.

1.17 "Plan of Allocation" means a plan or formula of allocation of the Settlement Fund whereby the Settlement Fund shall be distributed to Authorized Claimants after payment of expenses of notice and administration of the settlement, taxes and tax expenses and such attorneys' fees, costs, expenses and interest as may be awarded by the Court. Any Plan of Allocation is not part of the Stipulation, and Defendants shall have no responsibility or liability with respect thereto.

1.18 "Related Parties" means each and all of the Defendants' past, present or future directors, trustees, officers, employees, partners, members, principals, agents, underwriters, insurers, co-insurer, reinsurers, controlling shareholders, attorneys, accountants or auditors, banks or investment banks, associates, personal or legal representatives, predecessors, successors, parents, owners, subsidiaries, divisions, joint ventures, assigns, spouses, heirs, executors, administrators, trustees, related or affiliated entities, entities in which any Defendant has a controlling interest, any

members of their immediate families, or any trust of which any Defendant is the settlor or which is the for the benefit of any Defendant and/or member(s) of his family.

1.19 "Released Claims" shall collectively mean all claims (including "Unknown Claims" as defined in §1.24 hereof), demands, rights, liabilities and causes of action of every nature and description whatsoever, known or unknown, whether or not concealed or hidden, asserted or that might have been asserted, including, without limitation, claims for negligence, gross negligence, breach of contract, breach of duty of care and/or breach of duty of loyalty, fraud, breach of fiduciary duty, or violations of any state or federal statutes, rules or regulations, by Plaintiffs or any Class Member against any of the Defendants or the Related Parties arising out of, based upon or related to both the purchase or other acquisition of shares of the Contrarian Fund by any Class Member during the Class Period and the facts, transactions, events, occurrences, acts, disclosures, statements, omissions or failure to act which were or could have been alleged in the Actions. Released Claims includes (but is not limited to) any and all claims arising out of, relating to, or in connection with the settlement of the Actions and any and all claims asserted in, or which could have been asserted in, the Original Complaint and/or the Amended Complaint.

1.20 "Released Persons" means each and all of the Defendants (as defined in §1.8 above) and each and all of their respective Related Parties (as defined in §1.18 above).

1.21 "Settlement Fund" means the principal amount of Three Million Dollars ($3,000,000) paid pursuant to §2.1 of the Stipulation and delivered to the Escrow Agent, plus any accrued interest.

1.22 "Settling Parties" means, collectively, each of the Defendants and the Plaintiffs, on behalf of themselves and the Members of the Class.

1.23 "State Court Action" means a lawsuit captioned *Cary and Denise Lapidus v. G. Randall Hecht, et al.*, Case No. C-800411, pending in California Superior Court in and for the County of Alameda.

1.24 "Unknown Claims" means any Released Claims which Plaintiffs or any Class Member does not know or suspects to exist in his, her or its favor at the time of the release of the Released Persons which, if known by him, her or it, might have affected his, her or its settlement

with and release of the Released Persons, or might have affected his, her or its decision not to object to this Settlement. With respect to any and all Released Claims, the Settling Parties stipulate and agree that, upon the Effective Date, the Plaintiffs shall expressly waive, and each of the Class Members shall be deemed to have, and by operation of the Judgment shall have, expressly waived the provisions, rights and benefits of California Civil Code § 1542, which provides:

> A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

The Plaintiffs shall expressly waive, and each of the Class Members shall be deemed to have, and by operation of the Judgment shall have, expressly waived any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code § 1542. The Plaintiffs and/or the Class Members may hereafter discover facts in addition to or different from those which they now know or believe to be true with respect to the subject matter of the Released Claims, but shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever settled and released any and all Released Claims, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, which now exist, or heretofore have existed upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law or rule, without regard to the subsequent discovery or existence of such different or additional facts. The Plaintiffs acknowledge, and the Class Members shall be deemed by operation of the Judgment to have acknowledged, that the foregoing waiver was separately bargained for and a key element of the settlement of which this release is a part.

2. The Settlement Fund.

2.1 The Settlement Fund shall consist of the principal amount of $3,000,000 (plus any accrued interest) and shall be maintained by the Escrow Agent in an interest bearing account. Settling Defendants and Insurer shall cause the sum of $3,000,000 to be transferred to an

1 account designated by Plaintiffs' Counsel within ten (10) business days following the Court's entry
2 of an Order providing preliminary approval of this Settlement (in substantially the form attached
3 hereto as Ex. A).

4 2.2 The Escrow Agent shall invest the Settlement Fund deposited pursuant to
5 §2.1 above in instruments backed by the full faith and credit of the United States Government or
6 fully insured by the United States Government or an agency thereof and shall reinvest the proceeds
7 of these instruments as they mature in similar instruments at their then current market rates. The
8 Escrow Agents shall bear all risks related to investment of the Settlement Fund. The Escrow
9 Instructions ("Escrow Instructions"), attached hereto as Ex. C, shall govern the handling and
10 distribution of the Settlement Fund.

11 2.3 The Escrow Agent shall not disburse the Settlement Fund except as provided
12 in the Escrow Instructions, or by an order of the Court.

13 2.4 Subject to further order and/or directions as may be made by the Court, the
14 Escrow Agent is authorized to execute such transactions on behalf of the Class Members as are
15 consistent with the terms of the Escrow Instructions.

16 2.5 All funds held by the Escrow Agent shall be deemed and considered to be in
17 *custodia legis* of the Court, and shall remain subject to the jurisdiction of the Court, until such time
18 as such funds shall be distributed pursuant to the Stipulation and/or further order(s) of the Court.

19 2.6 Within five (5) days after payment of the Settlement Fund to the Escrow
20 Agent pursuant §2.1, the Escrow Agent may establish a "Notice and Administration Fund," and
21 may deposit up to $100,000 from the Settlement Fund in it. The Notice and Administration Fund
22 may be used by Plaintiffs' Counsel to pay costs and expenses reasonably and actually incurred in
23 connection with providing notice to the Class, locating Class Members, soliciting Class claims,
24 assisting with the filing of claims, administering and distributing the Settlement Fund to Authorized
25 Claimants, processing Proof of Claim and Release forms and paying escrow fees and costs, if any.
26 The Notice and Administration Fund may also be invested and earn interest in the same manner as
27 provided for in §2.2 of this Stipulation.

28 2.7 (a) Settling Parties and the Escrow Agent agree to treat the Settlement

1 Fund as being at all times a "qualified settlement fund" within the meaning of Treas. Reg. §1.468B-
2 l. In addition, the Escrow Agent shall timely make such elections as necessary or advisable to carry
3 out the provisions of this §2.7, including the "relation-back election" (as defined in Treas. Reg. §
4 1.468B- I) back to the earliest permitted date. Such elections shall be made in compliance with the
5 procedures and requirements contained in such regulations. It shall be the responsibility of the
6 Escrow Agent to timely and properly prepare and deliver the necessary documentation for signature
7 by all necessary parties, and thereafter to cause the appropriate filing to occur.

8 (b) For the purpose of §468B of the Internal Revenue Code of 1986, as amended,
9 and the regulations promulgated thereunder, the "administrator" shall be the Escrow Agent. The
10 Escrow Agent shall timely and properly file all informational and other tax returns necessary or
11 advisable with respect to the Settlement Fund (including without limitation the returns described in
12 Treas. Reg. §1.468B-2(k)). Such returns (as well as the election described in §2.7(a)) shall be
13 consistent with this §2.7 and in all events shall reflect that all taxes (including any estimated taxes,
14 interest or penalties) on the income earned by the Settlement Fund shall be paid out of the
15 Settlement Fund as provided in §2.7(c) hereof.

16 (c) All (i) taxes (including any estimated taxes, interest or penalties and tax
17 preparation expenses) arising with respect to the income earned by the Settlement Fund, including
18 any taxes or tax detriments that may be imposed upon the Defendants, the Insurer or their counsel
19 with respect to any income earned by the Settlement Fund for any period during which the
20 Settlement Fund does not qualify as a "qualified settlement fund" for federal or state income tax
21 purposes ("Taxes"), and (ii) expenses and costs incurred in connection with the operation and
22 implementation of this §2.7 (including, without limitation, expenses of tax attorneys and/or
23 accountants and mailing and distribution costs and expenses relating to filing (or failing to file) the
24 returns described in this §2.7) ("Tax Expenses"), shall be paid out of the Settlement Fund. In all
25 such events, neither the Defendants, the Insurer nor their counsel shall have any liability or
26 responsibility for the Taxes or the Tax Expenses. The Escrow Agent shall indemnify and hold each
27 of the Defendants, the Insurer and their counsel harmless for Taxes and Tax Expenses (including,
28 without limitation, Taxes payable by reason of any such indemnification). Further, Taxes and Tax

Expenses shall be treated as, and considered to be, a cost of administration of the Settlement Fund and shall be timely paid by the Escrow Agent out of the Settlement Fund without prior order from the Court and the Escrow Agent shall be obligated (notwithstanding anything herein to the contrary) to withhold from distribution to Authorized Claimants any funds necessary to pay such amounts including the establishment of adequate reserves for any Taxes and Tax Expenses (as well as any amounts that may be required to be withheld under Treas. Reg. § 1.468B-2(1)(2)); neither the Defendants, the Insurer nor their counsel are responsible nor shall they have any liability therefor. The parties hereto agree to cooperate with the Escrow Agent, each other, and their respective tax attorneys and accountants to the extent reasonably necessary to carry out the provisions of this §2.7.

(d) For the purpose of this §2.7, references to the Settlement Fund shall include both the Settlement Fund and the Notice and Administration Fund and shall also include any earnings thereon.

2.8 In the event that the Stipulation is not approved by the Court, or is terminated, canceled, or fails to become effective for any reason, the Settlement Fund (including accrued interest) less expenses actually incurred or due and owing in connection with the settlement provided for herein, shall be refunded to Defendants and the Insurer as described in §7.5 below. In the event of such refund, Defendants and their Insurer shall be entitled to an accounting of any such expenses.

3. Notice Order and Settlement Hearing

3.1 Promptly after execution of this Stipulation, Plaintiffs' Counsel shall submit this Stipulation together with its Exhibits to the Court and shall apply for entry of an order, substantially in the form of Exhibit A hereto (the "Notice Order"), requesting, *inter alia,* the preliminary approval of the Settlement as set forth in the Stipulation, and approval for the mailing of a Notice of the Settlement of this action (the "Notice") and for publication of a Summary Notice of the Settlement, substantially in the form of Exhibits A-1 and A-3 attached, which shall include the general terms of the Settlement as set forth in the Stipulation, the proposed Plan of Allocation, the general terms of the Fee and Expense Application as defined in §6.1 below and the date of the Settlement Hearing as defined below.

3.2 Plaintiffs' Counsel and Defendants' Counsel shall jointly request that the Court hold a hearing (the "Settlement Hearing") and approve the settlement of the Actions as set forth herein. At or after the Settlement Hearing, Plaintiffs' Counsel also will request that the Court approve the proposed Plan of Allocation and the Fee and Expense Application.

4. Releases.

4.1 Upon the Effective Date, as defined in §1.9, the Plaintiffs and each of the Class Members shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever released, relinquished and discharged all Released Claims (as defined in §1.19), including Unknown Claims (as defined in §1.24), including any and all claims arising out of, relating to, or in connection with the settlement of the Actions against the Released Persons (as defined in §1.20), whether or not such Class Member executes and delivers the Proof of Claim and Release.

4.2 The Proof of Claim and Release to be executed by Class Members shall release all Released Claims against the Released Persons and shall be substantially in the form contained in Exhibit A-2 hereto.

4.3 Upon the Effective Date, as defined in §1.9, each of the Released Persons shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever released, relinquished and discharged each and all of the Class Members, the Cary and Denise Lapidus Living Trust and Cary and Denise Lapidus individually and as Trustees of the Cary and Denise Lapidus Living Trust and Plaintiffs' Counsel from all claims (including Unknown Claims), arising out of, relating to, or in connection with the institution, prosecution, assertion, settlement of the Actions or the Released Claims.

5. Administration and Calculation of Claims, Final Awards and Supervision and Distribution of Settlement Fund

5.1 Upon the Effective Date and thereafter, and in accordance with the terms of this Stipulation, Plaintiffs' Counsel, or their authorized agents, acting on behalf of the Class, and subject to such supervision and direction of the Court as may be necessary or as circumstances may require, shall administer and calculate the claims submitted by Class Members and shall oversee

distribution of the Net Settlement Fund (defined below) to Authorized Claimants.

5.2 The Settlement Fund shall be applied as follows:

(a) to pay counsel to Plaintiffs' Counsels' fees, expenses and costs and incentive award to named Plaintiffs with interest thereon (the "Fee and Expense Award"), if and to the extent allowed by the Court;

(b) to pay all the costs and expenses reasonably and actually incurred in connection with providing notice, locating Class Members, soliciting Class claims, assisting with the filing of claims, administering and distributing the Settlement Fund to Authorized Claimants, processing Proof of Claim and Release forms and paying escrow fees and costs;

(c) to pay the Taxes and Tax Expenses described in §2.7 above; and

(d) to distribute the balance of the Settlement Fund (the "Net Settlement Fund") to Authorized Claimants as allowed by the Stipulation, the Plan of Allocation, or the Court.

5.3 Upon the Effective Date and thereafter, and in accordance with the terms of this Stipulation, the Plan of Allocation, or such further approval and further order(s) of the Court as may be necessary or as circumstances may require, the Net Settlement Fund shall be distributed to Authorized Claimants, subject to and in accordance with the following:

(a) Within ninety (90) days after the mailing of the Notice or such other time as may be set by the Court, each Person claiming to be an Authorized Claimant shall be required to submit to the Claims Administrator a completed Proof of Claim and Release, substantially in the form of Exhibit A-2 hereto, signed under penalty of perjury and supported by such documents as specified in the Proof of Claim and Release and as are reasonably available to the Authorized Claimant.

(b) Except as otherwise ordered by the Court, all Class Members who fail to timely submit a Proof of Claim and Release within such period, or such other period as may be ordered by the Court, or otherwise allowed, shall be forever barred from receiving any payments pursuant to the Stipulation and the settlement set forth therein, but will in all other respects be subject to and bound by the provisions of the Stipulation, the releases contained herein, and the Judgment.

(c) The Net Settlement Fund shall be distributed to the Authorized Claimants substantially in accordance with a Plan of Allocation to be described in the Notice and approved by the Court. If, after distribution of the Net Settlement Fund any balance still remains, it shall be donated to an appropriate non-profit organization or charity.

5.4 The Defendants shall have no responsibility for, interest in, or liability whatsoever with respect to the investment or distribution of the cash portion of the Net Settlement Fund, the Plan of Allocation, the determination, administration, or calculation of claims, the payment or withholding of Taxes, or any losses incurred in connection therewith.

5.5 No Person shall have any claim against Plaintiffs' Counsel, any claims administrator, or other agent designated by Plaintiffs' Counsel, or against Defendants, their counsel, the Insurer or its counsel based on the distributions made substantially in accordance with the Stipulation and the settlement contained therein, the Plan of Allocation, or further orders of the Court.

5.6 It is understood and agreed by the Settling Parties that any proposed Plan of Allocation of the Net Settlement Fund including, but not limited to, any adjustments to an Authorized Claimant's claim set forth therein, is not a part of the Stipulation and is to be considered by the Court separately from the Court's consideration of the fairness, reasonableness and adequacy of the settlement set forth in the Stipulation, and any order or proceedings relating to the Plan of Allocation shall not operate to terminate or cancel the Stipulation or affect the finality of the Court's Judgment approving the Stipulation and the settlement set forth therein, or any other orders entered pursuant to the Stipulation.

6. Plaintiffs' Counsel's Attorneys' Fees, Reimbursement of Expenses and Incentive Award to Plaintiffs

6.1 Plaintiffs' Counsel may submit an application or application(s) (the "Fee and Expense Application") for distributions to them from the Settlement Fund for: (a) an award of attorneys' fees; (b) reimbursement of actual expenses incurred in connection with prosecuting the Actions, plus any interest on such attorneys' fees and expenses at the same rate and for the same periods as earned by the Settlement Fund (until paid) as may be awarded by the Court; and (c) an

incentive award not to exceed $10,000 for Plaintiffs for their efforts in prosecuting this litigation. Plaintiffs' Counsel reserve the right to make additional applications for fees and expenses incurred in post judgment or appellate proceedings.

6.2 The attorneys' fees and expenses, including the fees of experts and consultants, as awarded by the Court, shall be paid to Plaintiffs' Counsel from the Settlement Fund, upon the Effective Date, or thereafter, as determined by the Court. Plaintiffs' Counsel shall thereafter allocate the attorneys' fees amongst other Plaintiffs' Counsel in a manner in which they in good faith believe reflects the contributions of such counsel to the prosecution and settlement of the Actions.

6.3 The procedure for and the allowance or disallowance by the Court of any applications by Plaintiffs' Counsel for attorneys' fees and expenses to be paid out of the Settlement Fund, are not part of the settlement set forth in the Stipulation, and are to be considered by the Court separately from the Court's consideration of the fairness, reasonableness and adequacy of the settlement set forth in the Stipulation, and any order or proceedings relating to the Fee and Expense Application, or any appeal from any order relating thereto or reversal or modification thereof, shall not operate to terminate or cancel the Stipulation, or affect or delay the finality of the Judgment approving the Stipulation and the settlement of the Actions set forth therein.

6.4 Defendants and their Related Parties shall have no responsibility for, and no liability whatsoever with respect to, any payment to Plaintiffs' Counsel from the Settlement Fund.

6.5 Defendants and their Related Parties shall have no responsibility for, and no liability whatsoever with respect to the allocation among Plaintiffs' Counsel, and/or any other Person who may assert some claim thereto, of any Fee and Expense Award that the Court may make in the Actions.

7. Conditions of Settlement, Effect of Disapproval, Cancellation or Termination

7.1 The Effective Date of the Stipulation shall be conditioned on the occurrence of all of the following events:

(a) Defendants and the Insurer have timely made their contributions to the Settlement Fund as required by §2.1 above;

(b) the Court has entered the Notice Order, as required by §3, above;

(c) the Court has entered the Judgment, or a judgment substantially in the form of Exhibit B hereto;

(d) Defendants and the Insurer shall not have exercised the right provided for in §7.2; and

(e) the Judgment has become Final, as defined in §1.11, above.

7.2 If, prior to the Settlement Hearing, Persons who otherwise would be members of the Class have filed with the Court timely requests for exclusion ("Requests for Exclusion") from the Class in accordance with the provisions of the Notice Order and the notice given pursuant thereto, and such Persons in the aggregate purchased a number of shares during the Class Period in an amount greater than threshold number shares of The Contrarian Fund specified in the separate Supplemental Agreement between the parties, then Defendants jointly but not severally shall have, in their sole and absolute discretion, the option to terminate this Stipulation in accordance with the procedures set forth in the Supplemental Agreement. The Supplemental Agreement will not be filed with the Court unless and until a dispute among the parties concerning its interpretation or application arises. The Supplemental Agreement shall specify, among other matters, the time within which copies of all Requests for Exclusion received, together with copies of all written revocations of Requests for Exclusion shall be delivered to counsel for Defendants.

7.3 Upon the occurrence of all of the events referenced in §7.1 above, any and all remaining interest or right of Defendants or the Insurer in or to the Settlement Fund, if any, shall be absolutely and forever extinguished.

7.4 If all of the conditions specified in §7.1 are not met, then the Stipulation shall be canceled and terminated subject to §7.5 unless Plaintiffs' Counsel and counsel for Defendants and the Insurers mutually agree in writing to proceed with the Stipulation.

7.5 Unless otherwise ordered by the Court, in the event the Stipulation shall terminate, or be canceled, or shall not become effective for any reason, within five (5) business days after written notification of such event is sent by counsel for Defendants or Lead Plaintiffs' Counsel to the Escrow Agent, the Settlement Fund (including accrued interest), plus any amount then

remaining in the Notice and Administration Fund (including accrued interest), less expenses and any costs which have either been disbursed pursuant to §2.6 hereto, or are determined to be chargeable to the Notice and Administration Fund, shall be refunded by the Escrow Agent pursuant to written instructions from counsel to Defendants. At the request of counsel to Defendants, the Escrow Agent or its designee may apply for any tax refund owed to the Settlement Fund and pay the proceeds, after deduction of any fees or expenses incurred in connection with such application(s) for refund, to Defendants and the Insurers in proportion to their respective contributions to the Settlement Fund.

7.6 In the event that the Stipulation is not approved by the Court or the settlement set forth in the Stipulation is terminated or fails to become effective in accordance with its terms, the Settling Parties shall be restored to their respective positions in the Actions as of December 13, 2002. In such event, the terms and provisions of the Stipulation shall have no further force and effect with respect to the Settling Parties and shall not be used in the Actions or in any other proceeding for any purpose, and any judgment or order entered by the Court in accordance with the terms of the Stipulation shall be treated as vacated, *nunc pro tunc*. No order of the Court or modification or reversal on appeal of any order of the Court concerning the Plan of Allocation or the amount of any attorneys' fees, costs, expenses and interest awarded by the Court to the Lead Plaintiff or Plaintiffs' Counsel and incentive award to Plaintiffs shall constitute grounds for cancellation or termination of the Stipulation.

7.7 If the Effective Date does not occur, or if the Stipulation is terminated pursuant to its terms, neither the Representative Plaintiffs nor any of their counsel shall have any obligation to repay any amounts actually and properly disbursed from the Notice and Administration Fund. In addition, any expenses already incurred and properly chargeable to the Notice and Administration Fund pursuant to §2.6 at the time of such termination or cancellation, but which have not been paid, shall be paid by the Escrow Agent in accordance with the terms of the Stipulation prior to the balance being refunded in accordance with §7.5 above.

7.8 If a case is commenced in respect to any Defendant under Title 11 of the United States Code (Bankruptcy), or a trustee, receiver or conservator is appointed under any

similar law, and in the event of the entry of a final order of a court of competent jurisdiction determining the transfer of the Settlement Fund, or any portion thereof, by or on behalf of such Defendant to be a preference, voidable transfer, fraudulent transfer or similar transaction, then, as to such Defendant, the releases given and Judgment entered in favor of such Defendant pursuant to this Stipulation shall be null and void.

8. Miscellaneous Provisions.

8.1 The Settling Parties (a) acknowledge that it is their intent to consummate this Settlement; and (b) agree to cooperate to the extent reasonably necessary to effectuate and implement all terms and conditions of the Stipulation and to exercise their best efforts to accomplish the foregoing terms and conditions of the Stipulation.

8.2 Each Defendant warrants as to himself or itself that, at the time any of the payments provided for herein are made on behalf of himself or itself, such payment will not render him or it insolvent. This representation is made by each Defendant as to himself or itself and is not made by counsel for the Defendants.

8.3 The parties intend this settlement to be a final and complete resolution of all disputes between them with respect to the Actions. The settlement compromises claims which are contested and shall not be deemed an admission by any Settling Party as to the merits of any claim or defense. The Final Judgment will contain a statement that during the course of the Actions, the parties and their respective counsel at all times complied with the requirements of Federal Rule of Civil Procedure 11. The Settling Parties agree that the amount paid to the Settlement Fund and the other terms of the settlement were negotiated in good faith by the Settling Parties, and reflect a settlement that was reached voluntarily after consultation with competent legal counsel and the assistance of the Honorable Coleman B. Fannin (Ret.) acting as a mediator.

8.4 Neither the Stipulation nor the settlement, nor any act performed or document executed pursuant to or in furtherance of the Stipulation or the settlement: (a) is or may be deemed to be or may be used as an admission of, or evidence of, the validity or invalidity of any Released Claim, or of any wrongdoing or liability of the Defendants, or absence thereof; or (b) is or may be deemed to be or may be used as an admission of, or evidence of, any fault or omission of

1 any of the Defendants, or absence thereof, in any civil, criminal or administrative proceeding in any
2 court, administrative agency or other tribunal. Defendants may file the Stipulation and/or the
3 Judgment in any action that may be brought against them in order to support a defense or
4 counterclaim based on principles of *res judicata,* collateral estoppel, release, good faith settlement,
5 judgment bar or reduction or any other theory of claim preclusion or issue preclusion or similar
6 defense or counterclaim. In addition, any Settling Party may file this Stipulation and/or the
7 Judgment to enforce any of their terms.

8 8.5 All of the Exhibits to this Stipulation are material and integral parts hereof
9 and are fully incorporated herein by this reference.

10 8.6 The Stipulation may be amended or modified only by a written instrument
11 signed by or on behalf of all Settling Parties or their respective successors-in-interest.

12 8.7 This Stipulation and the Exhibits attached hereto constitute the entire
13 agreement among the parties hereto and no representations, warranties or inducements have been
14 made to any party concerning the Stipulation or its Exhibits other than the representations,
15 warranties and covenants contained and memorialized in such documents. Except as otherwise
16 provided herein, each party shall bear its own costs.

17 8.8 Plaintiffs' Counsel, on behalf of the Class, are expressly authorized by the
18 Plaintiffs to take all appropriate action required or permitted to be taken by the Class pursuant to the
19 Stipulation to effectuate its terms, and also are expressly authorized to enter into any modifications
20 or amendments to the Stipulation on behalf of the Class which they represent.

21 8.9 Each counsel or other Person executing the Stipulation or any of its Exhibits
22 on behalf of any party hereto hereby warrants that such Person has the full authority to do so.

23 8.10 The Stipulation may be executed in one or more counterparts. All executed
24 counterparts and each of them shall be deemed to be one and the same instrument. A complete set
25 of original executed counterparts shall be filed with the Court.

26 8.11 The Stipulation shall be binding upon, and inure to the benefit of, the
27 successors and assigns of the parties hereto.

28 8.12 The Court shall retain jurisdiction with respect to implementation and

1 enforcement of the terms of the Stipulation, and all parties hereto submit to the jurisdiction of the
2 Court for purposes of implementing and enforcing the settlement embodied in the Stipulation.
3 8.13 This Stipulation and the Exhibits hereto shall be considered to have been
4 negotiated, executed and delivered, and to be substantially performed, in the State of California, and
5 the rights and obligations of the parties to the Stipulation shall be construed and enforced in
6 accordance with, and governed by, the internal, substantive laws of the State of California without
7 giving effect to that State's choice of law principles.
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8.14 A copy of the Agreement and Declaration of Trust of RS Investment Trust is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

Dated: May 1, 2003

BERMAN DeVALERIO PEASE TABACCO BURT & PUCILLO

By: 
Joseph J. Tabacco, Jr.

Christopher T. Heffelfinger
425 California Street, Suite 2025
San Francisco, CA 94104
Telephone: (415) 433-3200
Facsimile: (415) 433-6382

Dated: May 1, 2003

STAMELL & SCHAGER, LLP

By: 
Jared B. Stamell

One Liberty Plaza, 35th Floor
New York, NY 10006
Telephone: (212) 566-4047
Facsimile: (212) 566-4061

Counsel For Plaintiffs

Dated: May 1, 2003

CLIFFORD CHANCE US LLP

By: 
Kevin P. Muck

James N. Kramer
One Market Street, Steuart Tower
San Francisco, CA 94105
Telephone: (415) 778-4700
Facsimile: (415) 778-4701

Counsel For Defendants

Joseph J. Tabacco, Jr. (75484)
Christopher T. Heffelfinger (118058)
BERMAN, DEVALERIO, PEASE & TABACCO
425 California Street, Suite 2025
San Francisco, CA 94104
Telephone: (415) 433-3200

[Names of additional counsel appear on signature page]

Attorneys for Plaintiff Cary and Denise Lapidus Living Trust, on behalf of itself and all others similarly situated

SUPERIOR COURT OF CALIFORNIA
COUNTY OF ALAMEDA

CARY AND DENISE LAPIDUS LIVING TRUST, on behalf of itself and all others similarly situated, Plaintiff, v. G. RANDALL HECHT; PAUL H. STEPHENS; ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.; ROBERTSON, STEPHENS & COMPANY, INC.; and ROBERTSON, STEPHENS INVESTMENT MANAGEMENT, INC., Defendants.	Case No.: 80 411-2 CLASS ACTION **COMPLAINT FOR BREACH OF CONTRACT, BREACH OF FIDUCIARY DUTY, AND RESCISSION** PLAINTIFF DEMANDS A TRIAL BY JURY

Plaintiff Cary and Denise Lapidus Living Trust ("Plaintiff"), on behalf of itself and all others similarly situated, by its attorneys, alleges on information and belief, except for allegations about its own conduct which is alleged upon personal knowledge, the following:

I

NATURE OF ACTION

1. Defendants control and manage mutual funds, including the Robertson Stephens Contrarian Fund ("The Contrarian Fund"), an investment company in which Plaintiff owned shares.

2 By the end of 1997, the assets of The Contrarian Fund had decreased by more than 60% from the end of 1996. A substantial part of the decrease was the result of losses caused by the use of short sales and other investment techniques that leveraged the net assets of The Contrarian Fund in violation of contractual restrictions. Plaintiff brings this action to recover these losses.

II

JURISDICTION AND VENUE

3 This Court has jurisdiction over all causes of action asserted in this Complaint pursuant to the California Constitution, Article VI, § 10, because this case is a cause not given by statute to other trial courts. The California causes of action asserted herein arise under common law and California Civil Code sections 1689(a)(2) and (4). This Court also has jurisdiction over the separate and independent federal claims asserted in this action pursuant to section 44 of the Investment Company Act of 1940, as amended (the "1940 Act") , 15 U.S.C. § 80a-43.

4 This Court has jurisdiction over each defendant named herein because each defendant is either an individual, corporation, partnership, a limited partnership, business association, or other business entity organized under the laws of the State of California, a foreign corporation, partnership, a limited partnership, business association, or other business entity authorized to do business in California, has sufficient minimum contacts with California or otherwise intentionally avails itself of the laws and markets of California, through solicitation for investment in, and/or investment in, The Contrarian Fund, a mutual fund managed in California, sufficient to render the exercise of jurisdiction by California Courts permissible.

5 Venue is proper in this Court because (i) the trustees and the beneficiaries of the Cary and Denise Lapidus Living Trust have their principal residence in Berkeley, California, (ii) the address of the Cary and Denise Lapidus Living Trust is the same Berkeley address as the principal residence of the Trustees and the beneficiaries of the Cary and Denise Lapidus Living Trust, (iii) all documents including, but not limited to, account statements

were sent to the Berkeley address, and (iv) the decision and initial steps undertaken to invest in The Contrarian Fund occurred in Berkeley.

III

PARTIES

6. The trustees and the beneficiaries of the Cary and Denise Lapidus Living Trust reside in Berkeley, California. On February 27, 1997, Plaintiff purchased 4,365.5410 shares in The Contrarian Fund for $75,000. On September 10, 1997, Plaintiff sold these shares for $65,439.46, a loss of $9,560.54.

7. During the time period relevant to this action, the defendants and their affiliated and related individuals and entities were located in offices at 555 California Street, San Francisco, California 94104.

8. Defendant Robertson Stephens Investment Trust (the "Trust") is an open-end investment company registered with the Securities Exchange Commission ("SEC") which offers shares of mutual funds to the public. The Trust was organized on May 11, 1987 under the laws of the Commonwealth of Massachusetts, and is a business entity commonly known as a "Massachusetts business trust." Each fund is a series of shares of the Trust. One of the funds is The Contrarian Fund.

9. The Trustees of the Trust are responsible for overseeing the conduct of the Trust's business. When the Trust submits matters for shareholder vote, shareholders of each series have one vote for each share owned. On matters affecting the interests of one fund, only the shares of the series relating to that fund are entitled to vote.

10. Defendants Robertson, Stephens & Company Investment Management, L.P. ("RSIM LP"), a California limited partnership, and Robertson, Stephens Investment Management, Inc. ("RSIM Inc.") were the Trust's investment advisers.

11. Under investment advisory agreements with the Trust, the investment advisors determined the securities to be purchased or sold by The Contrarian Fund, and they were obligated to do so in conformity with the Trust's Registration Statement and the Fund's Prospectus and Statement of Additional Information, subject to ultimate supervision and

direction by the Trustees.

12. Defendant Robertson, Stephens & Company, Inc. ("RS&Co.") was the general partner of RSIM LP, as well as the Trust's principal underwriter.

13. Robertson, Stephens & Company, LLC ("RS LLC") and its successors were affiliated firms that participated in management and control of the Trust and its investment advisers.

14. In 1987, BankAmerica Corporation acquired RS & Co. and RS LLC by merger of each into a subsidiary called "BancAmerica Robertson Stephens". The following year, in 1988, BankAmerica sold the subsidiary to BankBoston. By virtue of the merger, the subsidiary may be the successor in interest to one or more of the non-individual defendants named herein.

15. Defendant G. Randall Hecht was President, Chief Executive Officer, and Trustee of the Trust. He was a Trustee of the Trust from June 1987. He was Chief Operating Officer of Robertson, Stephens & Company LLC from January 1993 and head of that firm's Investment Management Group from 1988. Mr. Hecht was a Director of RSIM, Inc., and of Robertson, Stephens & Company, Inc., the sole general partner of RSIM, LP, one of the Trust's investment advisers.

16. Defendant Paul H. Stephens has acted as the Robertson Stephens Chief Investment Officer from 1978. He has been The Contrarian Fund's portfolio manager since its inception in June 1993.

IV

CLASS ACTION ALLEGATIONS

17. Plaintiff brings this action as a class action under Section 382 of the California Code of Civil Procedure on behalf of persons and entities, subject to the exclusions described in the following paragraph, who owned shares in the Contrarian Fund in 1997 and were injured by the conduct alleged herein.

18. Excluded from the Class are the named defendants, all directors, trustees, officers and employees of the named defendants, members of their immediate families, and/or

any entity in which any defendant has a controlling interest.

19. The members of the Class are so numerous that joinder of all members is impractical. While the exact number of Class members is unknown to Plaintiff, defendants represented in documents filed with the SEC in 1997 that there were about 60 million shares of The Contrarian Fund outstanding, indicating that there were many thousands of shareholders of record in 1997, shareholders whose identities are known to defendants.

20. Plaintiff's claims are typical of the claims of the Class because Plaintiff, like all Class members, suffered the same type of losses from the conduct complained of herein.

21. Plaintiff will fully and adequately represent and protect the interests of the Class, and has retained counsel competent and experienced in class action and investment company litigation. Plaintiff has no interest which is contrary to or in conflict with those of the Class it seeks to represent.

22. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. There will be no difficulty in the management of this action as a class action. The damages suffered by most individual members of the Class are relatively small, so that the expense and burden of individual litigation could make it impossible for the members of the Class individually to redress the wrongs inflicted on them.

23. Common questions of law and fact exist as to all members of the Class, and predominate over any questions affecting individual members of the Class. Among the questions of law and fact common to the Class are the following:

A. Whether defendants violated fiduciary and contractual duties owed to investors; and

B. Whether defendants acted wilfully, recklessly or negligently in supervising and managing The Contrarian Fund;

C. Whether defendants deviated from any investment policy of The Contrarian Fund;

D. Whether defendants violated the 1940 Act; and

E. The extent and proper measure of the damages suffered by the members

of the Class.

V

BACKGROUND FACTS

24. The Trust is an open-end, series investment company registered under the 1940 Act.

25. The Trust offers shares of beneficial interest in mutual funds including The Contrarian Fund.

26. Under the 1940 Act, the Trust is required to file, and files annually, a Registration Statement that includes a Prospectus and Statement of Additional Information. The Trust files one Registration Statement covering all the funds for which it issues shares. The Trust also files other documents annually, including a semi-annual and annual report for The Contrarian Fund.

27. The Contrarian Fund is permitted in the Prospectus filed as part of the Registration Statement to engage in short sales and certain other leverage creating investment techniques. A short sale is a sale of a security coupled with an agreement to repurchase.

28. When the Trust enters into a short sale, it places an order to sell a security which typically it does not own. To meet its contractual obligations in a short sale, the Trust borrows the security in question from a broker and sells it. The Trust is obligated to return the borrowed security to the broker at a typically unspecified time in the future. At that time, the Trust purchases a replacement security in order to effect the return.

29. A short sale transaction will be profitable to The Contrarian Fund if the price of the security at the time it is replaced is less than at the time the short sale was entered into (assuming that the difference in price is greater than the amount of any costs incurred by the Fund in respect of the short sale). On the other hand, if the market value of the security is greater at the time of replacement than at the time of the short sale, the transaction will result in a loss to the Fund.

30. Before defendants purported to modify the Prospectus in April 1997, it provided that the Trust may not enter into a short sale on behalf of The Contrarian Fund if, at

any time, the market value of securities sold short would exceed 25% of the value of the Fund's total assets.

31. Section 18(f)(1) of the 1940 Act, 15 U.S.C. § 80a-18(f), makes it unlawful for a registered open-end investment company to issue a "senior security," except that an investment company may borrow from a bank if it maintains asset coverage of at least 300 percent, that is, senior securities can never exceed one third of total assets of an investment company, including the liability of the senior securities.

32. Section 18(g) defines a "senior security" to include, in part, any obligation or instrument constituting a security and evidencing indebtedness.

33. A short sale involves the creation of a senior security that is subject to the limitations of Section 18(f).

34. A short sale involves the creation of a senior security because the obligation to repurchase the securities sold short creates investment leverage that poses a risk of loss like the leverage created by bank debt.

35. When an investment company enters into a short sale, the amount of its contractual obligation to repurchase the security is, at that moment, equal to the current market price of the security. Thereafter, the amount of the investment company's obligation to replace the security -- and the value of the "senior security" created by the short sale -- varies depending upon changes in the value of the security; it may be more or less than the opening value of the security.

36. Section 13(a)(2) of the 1940 Act, 15 U.S.C. § 80a-13(a)(2), prohibits an investment company from borrowing money or issuing senior securities except in accordance with the recitals of policy contained in its Registration Statement.

37. Section 13(a)(3) of the 1940 Act, 15 U.S.C. § 80a-13(a)(3), prohibits an investment company from deviating from any investment policy recited in its Registration Statement which is changeable only if authorized by shareholder vote or an investment policy designated as fundamental.

38. On January 16, 1996, the Trust filed a Registration Statement that included a

Prospectus and Statement of Additional Information.

39. The Prospectus filed as part of the January 16, 1996 Registration Statement allows The Contrarian Fund and other named funds to engage in short sales and other leverage creating investment techniques subject to the limitations on short sales that "no Fund will sell securities short if, immediately after and as a result of the sale, the value of all securities sold short by the Fund exceeds 25% of total assets."

40. The Statement of Additional Information, filed as part of the January 16, 1996 Registration Statement, contains investment restrictions that may not be changed without the affirmative vote of a majority of the outstanding voting securities of the affected fund and that are designated as fundamental. These investment restrictions include that The Contrarian Fund (i) may not issue senior securities, except for borrowings, mortgages, pledges, reverse repurchase agreements, options and futures transactions which are permitted in the Registration Statement and (ii) may not borrow money, except from banks for temporary or emergency purposes or in connection with leverage activities permitted in the Registration Statement, and then only in an amount not in excess of one-third of the value of The Contrarian Fund's total assets.

41. On April 1, 1997 the Trust filed a Registration Statement which included a Prospectus and Statement of Additional Information.

42. The Prospectus filed as part of the April 1, 1997 Registration Statement omits the 25% of total assets restriction on short sales from the section in which it is found in the January 16, 1997 Prospectus. But the Statement of Additional Information filed as part of the April 1, 1997 Registration Statement recites, in the notes to The Contrarian Fund's financial statements, that the 25% restriction on short sales continues to apply.

43. The Statement of Additional Information filed as part of the April 1, 1997 Registration Statement contains the same fundamental investment restrictions that may not be changed without the affirmative vote of a majority of the outstanding voting securities of the affected Fund that are found in the Statement of Additional Information filed as part of the January 16, 1996 Registration Statement.

1 44. The twenty-five percent limitation on short sale position is a fundamental
2 investment restriction of the Contrarian Fund that may not be changed without an affirmative
3 vote of a majority of the outstanding voting securities of The Contrarian Fund.
4 45. There is no indication in the April 1, 1997 Registration Statement that either a
5 fundamental or any other investment policy of The Contrarian Fund with respect to short sales
6 or other leverage creating techniques had or would be changed from the policies that the Fund
7 was subject to by virtue of the January 16, 1996 Registration Statement.
8 46. On or about May 5, 1997, the Trust filed a supplement to the April 1, 1997
9 Prospectus. The supplement purported, without shareholder vote, to amend the restrictions on
10 short sales to increase the percentage of the Fund's total assets that could be devoted to short
11 sales to 40%, stating:
12 The Contrarian Fund may enter into short sales on securities with a value of up
13 to 40% of the Fund's total assets, and its positions in short sales may have the
14 effect of providing the Fund with investment leverage. To the extent the Fund
15 enters into short sales on a substantial portion of its assets, the Fund will to that
16 extent be exposed to the risks of short sales described above.
17 47. On or about January 2, 1998, the Trust filed another supplement to the April 1,
18 1997 Prospectus repeating the purported amendment to the restriction on short sales, which
19 was also done without shareholders' vote.
20 48. On or about August 20, 1997, the Trust filed a Proxy Statement inviting
21 shareholders to attend a September 30, 1997 meeting to vote on the election of Trustees and to
22 approve auditors and new investment advisory agreements with RSIM Inc. and RSIM LP and
23 the Trust. No disclosure was made about, and no vote was requested for, any changes in the
24 restrictions on senior securities, borrowing, short sales or other leverage creating investment
25 techniques.
26 49. The Trust did not seek or obtain a vote of the shareholders of The Contrarian
27 Fund for any amendment to the restrictions on senior securities, borrowing, short sales or
28 other leverage creating investment techniques.

9

1 50. On or about August 13, 1997, the Trust filed a semi-annual report about The
2 Contrarian Fund. The financial statements reported were as of June 30, 1997. The report
3 disclosed that, on June 30, 1997, more than 25% of the Fund's assets were in short sales.
4 stating:

5 We have increased the Fund's short position from 22.7% of the portfolio at the
6 end of the first quarter of 1997 to approximately 26-27% currently.

7 51. The August 13, 1997 semi-annual report disclosed that in the first six months
8 and second quarter of 1997, the Fund lost money, reporting returns of -6.01% and -4.71%
9 respectively.

10 52. On or about January 30, 1998, the Trust filed an annual report for The
11 Contrarian Fund. The financial statements reported were as of December 31, 1997. The
12 report disclosed that the Fund's short sales positions were 25-35% of its assets for most of
13 1997.

14 53. The January 30, 1998 annual report disclosed that in the fourth quarter and
15 twelve month period ended December 31, 1997, the Fund suffered serious losses, reporting
16 returns of -22.19% and -29.51% respectively. Sixteen percent of the loss was attributed to
17 short sales and positions in S&P put options.

18 54. Defendants controlled and participated, directly and indirectly, in the
19 investment decisions of The Contrarian Fund.

20 55. It was not until the Trust filed the semi-annual report about The Contrarian
21 Fund on or about August 13, 1997 that Plaintiff could have learned that defendants were
22 committing the violations of law alleged herein.

23 **FIRST CAUSE OF ACTION**

24 **BREACH OF CONTRACT**

25 56. Plaintiff repeats and realleges the allegations set forth in paragraphs 1 through
26 55 as if fully set forth herein.

27 57. The Registration Statement, Prospectus and Statement of Additional
28 Information constitute an offer to enter into a contract with Plaintiff and other members of the

Class.

58. Plaintiff and the other members of the Class accepted the offer by purchasing shares in the Trust in the series that related to The Contrarian Fund.

59. Defendants breached the contract with Plaintiff and the other members of the Class by engaging in short sales and other leverage creating transactions in violation of the restrictions in the Registration Statement, Prospectus and Statement of Additional Information.

60. As a result, defendants are liable to Plaintiff and the other members of the Class for damages they sustained.

SECOND CAUSE OF ACTION

BREACH OF FIDUCIARY DUTY

61. Plaintiff repeats and realleges the allegations set forth in paragraphs 1 through 55 as if fully set forth.

62. Defendants, and each of them, owed fiduciary duties of care and loyalty to Plaintiff and the other members of the Class by reason of the superior knowledge and expertise of defendants as investment advisors of a Trust in which Plaintiff and the other members of the Class were Trust beneficiaries. Defendants, and each of them, owed a duty of due care and loyalty to Plaintiff and the other members of the Class to invest shareholders' moneys in compliance with the investment policies in the Registration Statement, Prospectus and Statement of Additional Information, and the duty to disclose to shareholders any violations of the investment policies.

63. Defendants violated their fiduciary duties by investing shareholders' moneys in short sales and other leverage creating transactions in violation of the express investment policies set forth in the Registration Statement, Prospectus and Statement of Additional Information and by purporting to amend the Prospectus in order to conceal these violations.

64. Defendants acted wilfully and with conscious disregard for the rights of Plaintiff and the members of the Class.

65. As a result, defendants are liable to Plaintiff and the other members of the

11

Class for damages they sustained and for punitive damages.

THIRD CAUSE OF ACTION

RESCISSION

(California Civil Code §§ 1689(a) (2) and (4))

66. Plaintiff repeats and realleges the allegations set forth in Paragraphs 1 through 60 as if fully set forth herein.

67. Plaintiff and the other members of the Class contracted with defendants by purchasing shares in The Contrarian Fund based on representations in the Registration Statement, Prospectus and Statement of Additional Information that the Trust would not issue senior securities, engage in borrowing, or enter into short sales on behalf of The Contrarian Fund if, at any time, the value of all of the securities sold short would exceed 25% of the value of the Fund's total assets.

68. Plaintiff and other members of the class fully performed their obligations under the contract by purchasing shares in The Contrarian Fund.

69. The consideration for the purchases made by Plaintiff and the other members of the class failed in material part through the fault of defendants in violating the Registration Statement, Prospectus and Statement of Additional Information.

70. Plaintiff and the other members of the class suffered losses and defendants are liable to Plaintiff and the other members of the Class for rescissionary relief.

FOURTH CAUSE OF ACTION

VIOLATION OF INVESTMENT COMPANY ACT OF 1940

(Under § 13(a)(2) of the 1940 Act)

71. Plaintiff repeats and realleges the allegations set forth in paragraphs 1 through 55 herein as if fully set forth herein.

72. Defendants issued senior securities in violation of the recitals of policy in the Registration Statement that related to The Contrarian Fund.

73. As a result, defendants are liable to Plaintiff and the other members of the Class under § 13(a)(2) of the 1940 Act, for the losses they sustained as a result of the

violation.

FIFTH CAUSE OF ACTION

VIOLATION OF INVESTMENT COMPANY ACT OF 1940

(Under § 13(a) (3) of the 1940 Act)

74. Plaintiff repeats and realleges the allegations set forth in paragraphs 1 through 55 as if fully set forth herein.

75. Defendants deviated from policies of The Contrarian Fund designated in the Registration Statements as fundamental and changeable only if authorized by shareholder vote.

76. As a result, defendants violated § 13(a)(3) of the 1940 Act and are liable to Plaintiff and the other members of the Class for the losses they sustained as a result of the violation.

SIXTH CAUSE OF ACTION

VIOLATION OF INVESTMENT COMPANY ACT OF 1940

(Under § 18(f) of the 1940 Act)

77. Plaintiff repeats and realleges the allegation set forth in paragraphs 1 through 55 as if fully set forth herein.

78. Defendants issued senior securities and created obligations evidencing indebtedness other than from a bank, and did so in excess of one-third of the total assets of The Contrarian Fund.

79. As a result, defendants violated § 18(f) of the 1940 Act and are liable to Plaintiff and the other members of the Class for the losses they sustained as a result of the violation.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays that this Court enter judgment on its behalf, adjudging and decreeing that:

(a) This action be certified as a class action;

(b) Awarding Plaintiff and the Class the damages they have sustained;

(c) Granting rescissionary relief;

(d) Awarding Plaintiff the costs, interest, attorneys' and expert fee disbursements incurred in this action;.

(e) Awarding punitive damages; and

(f) Awarding such other and further relief as this Court may deem just and proper.

DATED: July 9, 1998

BERMAN DEVALERIO PEASE & TABACCO



By: Christopher T. Heffelfinger

Joseph J. Tabacco, Jr.
425 California Street, Suite 205
San Francisco, California 94104
Telephone: (415) 433-3200

Jared B. Stamell
STAMELL & SCHAGER, LLP
One Liberty Plaza, 35th Floor
New York, New York 10006-1404
Telephone: (212) 566-4047

Christopher Lovell
Michael Kirby
LOVELL & STEWART, LLP
500 Fifth Avenue, 58th Floor
New York, NY 10010
Telephone: (212) 608-1900

Attorneys for Plaintiff Cary and Denise Lapidus Living Trust, on behalf of itself and all others similarly situated

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JURY DEMAND

Plaintiff demands a trial by jury.

DATED: July 9, 1998

BERMAN DEVALERIO PEASE & TABACCO



By: ______________________
Christopher T. Heffelfinger

Joseph J. Tabacco, Jr.
425 California Street, Suite 205
San Francisco, California 94104
Telephone: (415) 433-3200

Jared B. Stamell
STAMELL & SCHAGER, LLP
One Liberty Plaza, 35th Floor
New York, New York 10006-1404
Telephone: (212) 566-4047

Christopher Lovell
LOVELL & STEWART, LLP
500 Fifth Avenue, 58th Floor
New York, NY 10010
Telephone: (212) 608-1900

Attorneys for Plaintiff Cary and Denise Lapidus Living Trust, on behalf of itself and all others similarly situated

f:\shared\$\contrari\lapicplt.doc

TOWER C. SNOW, JR. (State Bar No. 58342)
KEVIN P. MUCK (State Bar No. 120918)
JANE ROWEN (State Bar No. 162455)
BROBECK, PHLEGER & HARRISON LLP
One Market, Spear Street Tower
San Francisco, CA 94105
Telephone: (415) 442-0900

Attorneys for Defendants

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

CARY AND DENISE LAPIDUS LIVING TRUST, on behalf of itself and all others similarly situated,

Plaintiff,

vs.

G. RANDALL HECHT; PAUL H. STEPHENS; ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.; ROBERTSON, STEPHENS & COMPANY, INC.; and ROBERTSON, STEPHENS INVESTMENT MANAGEMENT, INC.,

Defendants.

No. C-98-3130-MMC

CLASS ACTION

DEFENDANTS' NOTICE OF MOTION AND MOTION TO DISMISS COMPLAINT; MEMORANDUM OF POINTS AND AUTHORITIES IN SUPPORT THEREOF

Date: October 9, 1998
Time: 9:00 a.m.
Place: Courtroom 2
The Hon. Maxine M. Chesney

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TABLE OF CONTENTS

Page

NOTICE OF MOTION AND MOTION 1

POINTS AND AUTHORITIES 1

I. INTRODUCTION 1

II. STATEMENT OF FACTS 2

III. SUMMARY OF ARGUMENT AND LEGAL STANDARDS 5

A. Summary of Argument 5

B. Legal Standards for Deciding a Motion to Dismiss 6

IV. BECAUSE A TRUST IS NOT AN ENTITY WHICH IS ENTITLED TO PURSUE CLAIMS FOR RELIEF, ALL CLAIMS ASSERTED IN THIS ACTION ARE INVALID AND MUST BE DISMISSED 7

V. PLAINTIFF'S CLAIMS UNDER THE 1940 ACT ARE LEGALLY DEFICIENT. . . 8

A. Plaintiff Has No Standing to Bring the Purported Claims. 8

B. The 1940 Act Claims Are Time-Barred On Their Face. 10

C. The Complaint Does Not Establish Any Violation of the 1940 Act. 13

1. TCF Did Not Violate Its Fundamental Investment Restrictions. 13

2. Plaintiff Has Completely Failed to Allege Facts Establishing That TCF Issued "Senior Securities." 15

3. Plaintiff Pleads No Facts Establishing That the Purported Violations Caused Its Losses 17

4. Even If Plaintiff Had Viable Claims Under the 1940 Act, the Complaint Is Devoid of Facts Establishing That the Various Defendants Could Be Liable. 17

VI. PLAINTIFF HAS FAILED TO ALLEGE FACTS SUFFICIENT TO STATE A VIABLE STATE-LAW CLAIM. 19

A. The Complaint Does Not Allege Facts Sufficient to State a Claim for Breach of Contract or Rescission. 19

1. The Breach of Contract and Rescission Claims Purport to Seek Redress for Damage to the Fund, Not Individual Shareholders. . . . . 1[illegible]

2. Even if the Claims Could Be Brought Directly, Plaintiff Fails to Allege Facts Sufficient to Establish the Breach of a Contractual Obligation By Any of the Defendants, or Loss Caused by Such Breach. . . . . 2[illegible]

B. Plaintiff Has Not Stated a Claim for Breach of Fiduciary Duty. 22

1. Plaintiff's Breach of Fiduciary Duty Claim is Derivative in Nature. . . 22

2. Plaintiff Has Failed to Allege Facts Demonstrating That Any Defendant Breached a Fiduciary Duty Owed to Plaintiff or Other Shareholders. . 22

VII. CONCLUSION 24

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TABLE OF AUTHORITIES

Page(s)

CASES

Bagdon v. Bridgestone/Firestone, Inc.,
916 F.2d 379 (7th Cir. 1990)
cert. denied 500 U.S. 952,
111 S. Ct. 2257 (1991) 22

Balestreri v. Pacifica Police Dept.,
901 F.2d 696 (9th Cir. 1988) 6

Beehan v. Lido Isle Community Ass'n.,
70 Cal. App. 3d 858,
137 Cal. Rptr. 528 (1977) 23

Bessette v. Bessette,
385 Mass. 806 (1982) 9

Blatt v. Merrill Lynch, Pierce, Fenner & Smith Inc.,
916 F. Supp. 1343 (D.N.J. 1996) 10, 18

Bloom v. Martin,
865 F. Supp. 1377 (N.D. Cal. 1994),
aff'd, 77 F.3d 318 (9th Cir. 1996) 6

Branch v. Tunnell,
14 F.3d 449 (9th Cir. 1994),
cert. denied, 512 U.S. 1219,
114 S. Ct. 2704 (1994) 6

Careau & Co. v. Security Pacific Business Credit, Inc.,
222 Cal. App. 3d 1371,
272 Cal. Rptr. 387 (1990) 20

City Nominees Ltd. v. Macromedia, Inc.,
[Current Binder] Fed. Sec. L. Rep.
(CCH) ¶ 90,224 (N.D. Cal. May 18, 1998) 11, 12

Cohen v. Stratosphere Corp.,
115 F.3d 695 (9th Cir. 1997) 8

Eldridge v. Tymshare, Inc.,
186 Cal. App. 3d 767,
230 Cal. Rptr. 815 (1986) 23

Friedlob v. Trustees of the Alpine Mut. Fund Trust,
905 F. Supp. 843 (D. Colo. 1995) 10, 11

Glenbrook Homeowners Ass'n v. Scottsdale Ins. Co.,
858 F. Supp. 986 (N.D. Cal. 1994) 6

Henry v. Associated Indemnity Corp.,
217 Cal. App. 3d 1405,
266 Cal. Rptr. 578 (1990) 22

Hoover v. Allen,
241 F. Supp. 213 (S.D.N.Y. 1965) 17

In re Amica, Inc.,
135 B.R. 534 (N.D. Ill. 1991) 21

In re Gupta Corp. Sec. Litig.,
900 F. Supp. 1217 (N.D. Cal 1994) 6

In re Hathaway Ranch Partnership,
127 B.R. 859 (C.D. Cal. 1990) 22

In re ML-Lee Acquisition Fund II, L.P. Sec. Litig.,
848 F. Supp. 527 (D. Del. 1994) 10

In re Nuveen Fund Litig.,
No. 94 C 360, 1996 WL 328006
(N.D. Ill. June 11, 1996) 17

In re Valence Tech. Inc. Sec. Litig.,
987 F. Supp. 796 (N.D. Cal. 1997) 11

Jablon v. Dean Witter & Co.,
614 F.2d 677 (9th Cir. 1980) 11

Kamen v. Kemper Financial Services, Inc.,
500 U.S. 90,
111 S. Ct. 1711 (1991) 9

Karpus v. Hyperion Capital Management, Inc.,
[1996 Transfer Binder] Fed. Sec. L. Rep.
(CCH) ¶ 99,366 (S.D.N.Y. Nov. 18, 1996) 6, 14

Kramer v. Western Pacific Indus., Inc.,
546 A.2d 348 (Del. Supr. 1988) 9, 20

Kramer v. Time Warner, Inc.,
937 F.2d 767 (2d Cir. 1991) 6

Krouner v. American Heritage Fund, Inc.,
899 F. Supp. 142 (S.D.N.Y. 1995) 14, 18

LaMonte v. Sanwa Bank of California,
45 Cal. App. 4th 509,
52 Cal. Rptr. 2d 861 (1996) 24

Lampf, Pleva, Prupis & Petigrow v. Gilbertson,
501 U.S. 350, 111 S. Ct. 2773,
reh'g denied 501 U.S. 1277,
112 S. Ct. 27 (1991) 10

Lasker v. Burks,
567 F. 2d 1208 (2d Cir. 1978),
rev'd on other grounds, 441 U.S. 471,
99 S. Ct. 1831 (1979) 18

Lee v. Interinsurance Exchange,
50 Cal. App. 4th 694,
57 Cal. Rptr. 2d 798 (1996) 23

Littman v. Prudential-Bache Properties, Inc.,
611 A.2d 12 (Del. Ch. 1992) 22

Merine v. Prudential-Bache Utility Fund, Inc.,
859 F. Supp. 715 (S.D.N.Y. 1994) 10

Moeller v. Superior Court,
16 Cal. 4th 1124,
69 Cal. Rptr. 2d 317 (1997) 7

Mosier v. Southern Cal. Physicians Ins. Exchange,
63 Cal. App. 4th 1022,
74 Cal. Rptr. 2d 550 (1998) 22, 23

Omni Financial Corp. v. Cohen,
No. 91 CIV 6837 (RO) (THK),
1994 WL 97125 (S.D.N.Y. March 22, 1994) 12, 17

Potomac Capital Markets Corp. v. Prudential-Bache Corporate Dividend Fund, Inc.,
726 F. Supp. 87 (S.D.N.Y. 1989) 10

Powers v. Ashton,
45 Cal. App. 3d 783,
119 Cal. Rptr. 729 (1975) 7, 8

Rales v. Blasband,
634 A.2d 927 (Del. 1993) 23

Richard P. v. Vista Del Mar Child Care Service,
106 Cal. App. 3d 860,
165 Cal. Rptr. 370 (1980) 20

Schultz v. Hembree,
975 F.2d 572 (9th Cir. 1992) 1

Seidel v. Lee,
954 F. Supp. 810 (D. Del. 1996) 12

Shaw v. Landsing Corp.
[1987 Transfer Binder] Fed. Sec. L. Rep.
(CCH) ¶ 93,192 (N.D. Cal. March 9, 1987) 19

Sheppard v. TCW/DW Term Trust 2000,
938 F. Supp. 171 (S.D.N.Y. 1996) 10

Silicon Knights, Inc. v. Crystal Dynamics, Inc.,
983 F. Supp. 1303 (N.D. Cal. 1997) 7

Truestone, Inc. v. Travelers Ins. Co.,
55 Cal. App. 3d 165,
127 Cal. Rptr. 386 (1976) 9

United States v. Elliott,
62 F.3d 1304 (11th Cir.)
cert. denied sub nom. 117 S. Ct. 161 (1996) 16

United States v. National Ass'n of Securities Dealers, Inc.,
422 U.S. 694, 95 S. Ct. 2427 (1975),
aff'd in part, rev'd in part
Haddad v. Crowby Corp., 533 F.2d 1247 (1976) 16

Vincel v. White Motor Corp.,
521 F.2d 1113 (2d Cir. 1975) 9

Vu v. California Commerce Club, Inc.,
58 Cal. App. 4th 229,
68 Cal. Rptr. 2d 31 (1997) 21

Weiner v. Mitchell, Silberberg & Knupp,
114 Cal. App. 3d 39,
170 Cal. Rptr. 533 (1980) 23

Winkelman v. Blyth & Co., Inc.,
518 F.2d 530 (9th Cir.),
cert. denied, 423 U.S. 929,
96 S. Ct. 278 (1975) 11

CODES AND STATUTES

Federal Rules of Civil Procedure
Rule 9(b) 1, 7, 23
Rule 12(b)(6) 1, 5, 6, 8

Securities Exchange Act of 1933 4
Section 11 10
Section 12(2) 10

Securities Exchange Act of 1934
Section 10(b) 10

Investment Company Act of 1940 . . . . . passim
Section 13 10
Section 13(a)(3) 8, 10
Section 18 10
Section 18(f) 8

California Civil Code
§ 3300 21

MISCELLANEOUS

Hazen, T. L., *The Law of Securities Regulation*, 3d ed.
(West Publishing Co., 1995)
§17.8 4

Marsh, Harold, Jr., et al., *California Corporation Law*, Vol. 2, 3d ed.
(Aspen Law & Business, 1990)
§ 15.17 22

SEC Release No. IC-10666, 1979 WL 22127 (Apr. 18, 1979) 15, 16

Witkin, B. E., *California Procedure, Pleading*, 4th ed.
(Witkin Legal Institute, 1985)
§ 464 20

NOTICE OF MOTION AND MOTION

TO: ALL PARTIES AND THEIR COUNSEL OF RECORD:

PLEASE TAKE NOTICE that on October 9, 1998, at 9:00 a.m. in Courtroom 2 of the United States District Court, located at 450 Golden Gate Avenue, San Francisco, California, defendants G. Randall Hecht, Paul H. Stephens, Robertson, Stephens & Company Investment Management, L.P., Robertson, Stephens & Company, Inc., Robertson, Stephens & Company LLC, Robertson Stephens Investment Trust and Robertson, Stephens & Company Investment Management, Inc. (collectively, "defendants") will, and hereby do, move this Court for an order dismissing with prejudice the Complaint filed by plaintiff Cary and Denise Lapidus Living Trust ("plaintiff").

This motion is brought pursuant to Rules 12(b)(6) and 9(b) of the Federal Rules of Civil Procedure ("Fed. R. Civ. P."), on the grounds that plaintiff fails to allege facts sufficient to state a claim against defendants, and further fails to allege fraud with particularity. Defendants' motion is based upon: this Notice; the following Points and Authorities; the accompanying Declaration of Dana K. Welch, and Appendix of Supplemental Authorities; the pleadings, records, and papers on file in this action; such other papers as may be filed at or before the hearing; and arguments made by counsel at the time of the hearing on the motion.

POINTS AND AUTHORITIES

I. INTRODUCTION

The Ninth Circuit has lamented that, "[w]e live in a society which, unfortunately, sanctions the view that litigation is a proper response to many of life's hard knocks." *Schultz v. Hembree*, 975 F.2d 572, 576 (9th Cir. 1992). The present lawsuit neatly illustrates the Court's observation.

Plaintiff alleges that it is a former investor in The Contrarian Fund ("TCF"), a mutual fund which seeks maximum long-term growth by aggressive yet flexible investing in attractively priced companies worldwide. After watching the fund post several quarters of disappointing results in 1997, plaintiff sold its TCF shares at a loss. Ignoring both the market factors that

affected TCF's performance and the investment risks discussed in detail in the fund's prospectus, plaintiff resorts to litigation in an effort to shift responsibility for its investment losses to the defendants.

Plaintiff's attempt to recoup its losses (and, at the same time, seek recovery for similarly situated investors) is premised on mischaracterizations of both the relevant law and facts. Perhaps the most significant is plaintiff's contention that TCF improperly increased the portion of fund assets which could be devoted to short sales. This claim is the linchpin of plaintiff's entire case. Putting aside the lack of factual allegations demonstrating that increased short sales caused plaintiff's investment losses, the entire theory is based on the demonstrably false averment that TCF's limitation on short selling was a "fundamental restriction" which could only be changed with shareholder approval. The express language of TCF's Fund Prospectus -- upon which plaintiff purports to rely, and which is properly the subject of judicial notice by this Court -- demolishes plaintiff's argument. Indeed, the Fund Prospectus provides that the percentage of fund assets invested in short sales is *not* a "fundamental restriction," and can be changed at any time by the trustees *without shareholder approval.* This incontrovertible fact eviscerates plaintiff's case.

As discussed in detail below, there are other defects which mandate dismissal of plaintiff's various claims. Foremost among these is the fact that plaintiff, a living trust, is not an entity entitled to commence or pursue a lawsuit. Apart from this elemental deficiency, the Complaint further reveals that plaintiff is improperly attempting to bring claims which are derivative in nature. As if that were not enough, the Complaint also establishes that plaintiff's federal claims are barred by the statute of limitations, and that most of the defendants cannot possibly be liable under any theory of recovery. In sum, plaintiff's effort to shift its investment losses to defendants is unavailing as a matter of law for a multitude of reasons, and the Complaint should accordingly be dismissed with prejudice.

II. STATEMENT OF FACTS

Plaintiff alleges that it purchased approximately 4,365 shares in TCF in February 1997, for a total investment of $75,000. Comp. ¶ 6. It allegedly sold those same shares in September

1997 for $65,439, thereby incurring a loss of $9,560. *Id.* Plaintiff now seeks to recover this purported loss, and to bring suit on behalf of other persons and entities "who owned shares in [TCF] in 1997 and were injured by the conduct alleged" in the Complaint. *Id.* ¶ 17.

TCF, which commenced operations in 1993, is one of the mutual funds offered by Robertson Stephens Investment Trust (the "Trust"). Comp. ¶ 8. The Trust is an open-end series investment company which offers shares of various mutual funds to investors. *Id.* Each mutual fund is a series of shares of the Trust. *Id.*

Robertson, Stephens & Company Investment Management, L.P. ("RSIM L.P.") acts as investment adviser to the Trust in connection with TCF.[1] The trustees of the Trust are ultimately responsible for overseeing the funds and determining, *inter alia*, the investment policies of each fund. *Id.* ¶¶ 9, 11. Robertson, Stephens & Company LLC ("RS&Co."), an underwriter and broker-dealer, acted as the Trust's distributor.[2] Defendant G. Randall Hecht is the former Chief Operating Officer of RS&Co. and head of its Investment Management Group. *Id.* ¶ 15. Defendant Paul H. Stephens served as Chief Investment Officer of RS&Co., and has been TCF's portfolio manager since the fund's inception. *Id.* ¶ 16.

TCF's investment objective is maximum long-term growth. It has sought to achieve this growth by aggressive investing in attractively priced companies, focusing on domestic and foreign equity securities of companies which appear to be undervalued. These include businesses that have not yet been discovered or become popular, companies which have been unpopular but have growth potential due to changed circumstances, companies that have declined in value and no longer command an investor following, and other companies temporarily out of favor due to

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[1] *See* Fund Prospectus, dated Aug. 15, 1996 and revised Oct. 11, 1996 (hereafter, "Aug. 1996 Prospectus"), at 18. A copy of the Aug. 1996 Prospectus is attached as Ex. A to the Decl. of Dana K. Welch ("Welch Decl."), filed and served herewith. As discussed in Sec. III.B., the Court may consider such documents on a motion to dismiss.

Plaintiff has also sued: Robertson, Stephens & Company, Inc. ("RS Inc."), the general partner of RSIM L.P. (Comp. ¶ 12); and Robertson, Stephens & Company Investment Management, Inc. ("RSIM Inc."), which is the investment adviser for another fund, the Emerging Growth Fund. Aug. 1996 Prospectus at 23.

[2] Aug. 1996 Prospectus at 23.

short-term factors. Aug. 1996 Prospectus at 7.

TCF investors are cautioned that, "in implementing its 'contrarian' investment strategy, [the fund] may take positions that are different from those taken by other mutual funds." *See* Aug. 1996 Prospectus at 7. Among other things, the Fund Prospectus[3] explains to investors that TCF may engage in short sales, take positions in options and futures contracts "in anticipation of a market decline," and borrow money to purchase additional portfolio securities. *Id.*; *see also* Comp. ¶ 27 ("[TCF] is permitted in the Prospectus . . . to engage in short sales and other leverage creating investment techniques"). The Fund Prospectus also identifies and discusses the risks of investing in TCF, including the risks associated with: investing in smaller companies; selling securities short; buying and selling foreign securities and debt securities; borrowing; engaging in options and futures strategies; and TCF's non-diversification and concentration in industries involving oil and energy, base metals and precious metals. Aug. 1996 Prospectus at 13-17.

The Prospectus explains that, unless otherwise specifically stated, each fund's investment objectives and policies "*may be changed* by the Trustees of the Trust *without shareholder approval. . . .*" Aug. 1996 Prospectus at 7 (emphasis added). Only those investment restrictions expressly designated as "fundamental" require a vote of shareholders to be changed. These "fundamental investment restrictions" are enumerated in the SAI. *See* Statement of Additional Information, dated Aug. 15, 1996 and revised Dec. 20, 1996 ("Dec. 1996 SAI"), at B15, B18 (Welch Decl., Ex. B). Significantly, although TCF had traditionally limited short sales to no more than 25 percent of its total assets, that policy was not part of the fundamental restrictions. Indeed, the fundamental restrictions impose *no* percentage limitation on short sales. *See* Dec. 1996 SAI at B15-17; *see also* Statement of Additional Information, dated April 1, 1997 ("Apr.

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[3] Pursuant to the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940 ("1940 Act"), the Trust periodically prepares and files with the SEC an updated Fund Prospectus, along with a Statement of Additional Information ("SAI") which is incorporated into the Prospectus. *See* Hazen, T.L., *The Law of Securities Regulation*, §17.8, 3d ed. (West Publishing Co., 1995); *see also* Comp. ¶ 26. Copies of pertinent portions of each Prospectus and SAI referenced in this memorandum are attached to the Welch Decl., and defendants ask that the Court take judicial notice of those materials.

1997 SAI") at B15-17 (Welch. Decl., Ex. D).

In 1997, the trustees decided to provide TCF with greater flexibility to engage in short sale transactions. TCF was authorized to "enter into short sales on securities with a value of up to 40% of the Fund's total assets . . . ." Comp. ¶ 46. On May 5, 1997, the Trust filed a supplement to its April 1, 1997 Prospectus describing the new strategy regarding short sales. *Id.*

Upon approval of the revised strategy, TCF's short position increased slightly. At the end of the first quarter of 1997, plaintiff alleged that securities sold short accounted for about 22.7 percent of the fund's assets. Comp. ¶ 50. By the end of the following quarter, plaintiff contends that TCF's short position increased to approximately 26-27 percent. *Id.*

In the meantime, market conditions were creating challenges for TCF, and as a result, its performance during 1997 was disappointing. The fund reported a return of approximately -6.0 percent for the second quarter of 1997, and about -4.7 percent for the first six months of the year. Comp. ¶ 51. Plaintiff alleges that it sold its shares during the following quarter at a loss of approximately $9,560. *Id.* ¶ 6.

On July 10, 1998 -- about ten months after selling its TCF shares, and more than a year after the public announcement that short sales could comprise as much as 40 percent of TCF assets -- plaintiff filed suit.[4] Contending that TCF was prohibited from changing its policy on short sales without shareholder approval, plaintiff alleges that defendants are liable for its investment losses and those of other TCF shareholders. Plaintiff asserts claims for violations of the 1940 Act, breach of contract, breach of fiduciary duty and rescission. As discussed below, defendants submit that none of these claims is sufficient to withstand a motion to dismiss.

III. SUMMARY OF ARGUMENT AND LEGAL STANDARDS

A. Summary of Argument

The Complaint should be dismissed pursuant to Fed. R. Civ. P. 12(b)(6) for the following reasons:

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[4] The Complaint was originally filed in the California Superior Court in and for Alameda County. Defendants filed a petition for removal of the action to this Court on August 12, 1998.

1. A trust is not a legal entity which may bring or maintain an action, and therefore plaintiff lacks standing to assert any of the purported claims;

2. The 1940 Act claims are deficient as a matter of law because: (a) they are derivative in nature and cannot be brought as direct claims on behalf of one or more shareholders; (b) the claims are barred by the applicable statute of limitations; and (c) plaintiff has not alleged (and cannot allege) facts establishing violations of the 1940 Act by any of the defendants, or that losses were caused by such violations;

3. Plaintiff's state-law claims for breach of contract, rescission and breach of fiduciary duty are legally inadequate inasmuch as: (a) the purported claims are necessarily derivative; (b) the breach of contract and rescission claims are unsupported by allegations demonstrating, *inter alia*, violation of any contractual obligation or entitlement to rescission, much less that losses were caused by the alleged misconduct at issue; and (c) even if plaintiff could establish that some of the defendants owed it a fiduciary duty, the Complaint does not allege conduct constituting a breach of such a duty or damage caused thereby.

B. Legal Standards for Deciding a Motion to Dismiss

A claim should be dismissed under Fed. R. Civ. P. 12(b)(6) when "it is clear from the face of the complaint and judicially-noticed documents that [plaintiff] cannot prevail as a matter of law." *Bloom v. Martin*, 865 F. Supp. 1377, 1381 (N.D. Cal. 1994), *aff'd*, 77 F.3d 318 (9th Cir. 1996). "Dismissal can be based on the lack of a cognizable legal theory or the absence of sufficient facts alleged under a cognizable legal theory." *Balestreri v. Pacifica Police Dept.*, 901 F.2d 696, 699 (9th Cir. 1988).

Among the documents which are properly the subject of judicial notice on a motion to dismiss are those filed with the Securities and Exchange Commission. *In re Gupta Corp. Sec. Litig.*, 900 F. Supp. 1217, 1228 (N.D. Cal 1994); *Kramer v. Time Warner, Inc.*, 937 F.2d 767, 773-74 (2d Cir. 1991). In addition, a court assessing the viability of a complaint may consider documents which are referenced in the pleading. *Branch v. Tunnell*, 14 F.3d 449, 454 (9th Cir. 1994), *cert. denied*, 512 U.S. 1219, 114 S. Ct. 2704 (1994); *Glenbrook Homeowners Ass'n v. Scottsdale Ins. Co.*, 858 F. Supp. 986, 987 (N.D. Cal. 1994); *Karpus v. Hyperion Capital*

Management, Inc., [1996 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 99,366 (S.D.N.Y. Nov. 18, 1996) (in ruling on motion to dismiss claims under 1940 Act, court may consider trust prospectus).[5]

Furthermore, a fraud-based claim is subject to dismissal if it does not contain the particularized facts required by Rule 9(b). *Silicon Knights, Inc. v. Crystal Dynamics, Inc.*, 983 F. Supp. 1303, 1315 (N.D. Cal. 1997). At a minimum, a plaintiff must state with specificity the time, place and manner of those acts which allegedly give rise to his or her claim. *Id.*

IV. BECAUSE A TRUST IS NOT AN ENTITY WHICH IS ENTITLED TO PURSUE CLAIMS FOR RELIEF, ALL CLAIMS ASSERTED IN THIS ACTION ARE INVALID AND MUST BE DISMISSED.

This action is purportedly brought by the "Cary and Denise Lapidus Living Trust," on behalf of itself and other TCF shareholders. Comp. at p. 1. However, under California law, a trust is not an entity which is entitled to bring or maintain a lawsuit, and claims allegedly filed by a trust are invalid.

The California Supreme Court has explained that "a trust is not a person but rather 'a fiduciary relationship with respect to property.'" *Moeller v. Superior Court*, 16 Cal. 4th 1124, 1132 n.3, 69 Cal. Rptr. 2d 317, 321, n.3 (1997) (*quoting* Rest.2d, Trusts, §2). Thus, a trust is not a "real party in interest" entitled to bring and maintain an action; generally speaking, only trustees have standing to assert claims on behalf of the trust. *Powers v. Ashton*, 45 Cal. App. 3d 783, 787-88, 119 Cal. Rptr. 729, 732-33 (1975).[6] Indeed, inasmuch as "an ordinary express trust is not an entity separate from its trustees, *action may not be maintained in the name of the trust.*" *Id.* at 787 (emphasis added). Consequently, plaintiff in this case has no standing to assert any of the six purported claims set forth in the Complaint.

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[5] Copies of decisions not found in official reporters are attached to the accompanying Appendix of Supplemental Authorities.

[6] Every action must be prosecuted by the real party in interest. Fed. R. Civ. P. 17(a). In this action, California law determines whether plaintiff is the "real party in interest" with the capacity to bring suit. Fed. R. Civ. P. 17(b).

When claims are allegedly brought by a party, such as a trust, which lacks standing, they must be dismissed. *See Powers*, 45 Cal. App. 3d at 787, 119 Cal. Rptr. at 732 ("if an action is brought by other than a real party in interest, it is subject to general demurrer"); *Cohen v. Stratosphere Corp.*, 115 F.3d 695, 703 (9th Cir. 1997) (claims subject to dismissal under Rule 12(b)(6) where plaintiffs lack standing). The Court should therefore dismiss the Complaint in its entirety.

V. PLAINTIFF'S CLAIMS UNDER THE 1940 ACT ARE LEGALLY DEFICIENT.

Even if plaintiff were able to pursue this lawsuit, the Court would still be required to dismiss the fourth, fifth and sixth causes of action, all of which are based upon purported violations of the 1940 Act. These claims fall into two primary categories, both of which relate to the strategic decision to increase the allowable amount of short sales. First, plaintiff contends that the decision to increase short sales constituted an improper deviation from TCF's "fundamental restrictions" without shareholder approval, in violation of Section 13(a)(3) of the 1940 Act. Comp. ¶¶ 74-76. Second, plaintiff argues that, by virtue of the increased short sales, TCF improperly issued "senior securities" in contravention of its fundamental restrictions (*id.* ¶¶ 34-36, 71-73) and in violation of Section 18(f) of the 1940 Act (*id.* ¶¶ 77-79). As an initial matter, plaintiff has no standing to assert such claims, which are derivative in nature. Moreover, even if this were not the case, the Complaint completely fails to establish any violations of the 1940 Act.

A. Plaintiff Has No Standing to Bring the Purported Claims.

The 1940 Act claims are all based upon alleged acts and conduct which do not relate to plaintiff specifically, but rather to TCF as a whole. Put another way, plaintiff's damages -- which purportedly flow from the decision to increase TCF's short sales -- are based upon the theory that the value of the entire fund diminished, thereby injuring plaintiff and every other shareholder. Under these circumstances, where the Complaint is premised on undifferentiated injury to all shareholders, the purported claims are necessarily derivative. Plaintiff has no standing (either individually or on behalf of the alleged class) to pursue them.

In *Kramer v. Western Pacific Indus., Inc.*, 546 A.2d 348, 351 (Del. Supr. 1988), the court explained the distinction between a direct and derivative suit and when each is appropriate:

> The distinction between derivative and individual actions rests upon the party being directly injured by the alleged wrongdoing. . . . Thus, to have standing to sue individually, rather than derivatively on behalf of the corporation, the plaintiff must allege more than an injury resulting from wrong to the corporation. . . . For a plaintiff to have standing to bring an individual action, he must be injured directly or independently of the corporation.

The *Kramer* court went on to find that the claims before it were derivative, because "where a plaintiff shareholder claims that the value of his stock will deteriorate and that the value of his proportionate share of the stock will be decreased as a result of alleged director mismanagement, his cause of action is derivative in nature." *Id.* at 351. *See also Vincel v. White Motor Corp.*, 521 F.2d 1113, 1118 (2d Cir. 1975) ("the general rule, applicable in New York and elsewhere, [is] that where. . . shareholders suffer solely through depreciation in the value of their stock," the claim is derivative).

The same analysis applies to the present case.[7] Plaintiff brings suit to recover losses sustained by it and all other TCF shareholders as a result of the allegedly improper short sale transactions. *See* Comp. ¶¶ 17, 73, 76, 79. Plaintiffs concede that these "losses" consist of the reduction in TCF's assets. *Id.* ¶ 2. The purported injury is therefore one which (as in *Kramer*) falls equally and proportionately on all shareholders, and is based on nothing more than the claim that those shareholders were harmed because the aggregate value of TCF decreased. As in *Kramer*, plaintiff claims no damage other than the deterioration of the value of its proportionate stock holdings as a result of the alleged wrongdoing. Accordingly, plaintiff may not bring suit individually or on behalf of the alleged class. *Kramer*, 546 A.2d at 351. The 1940 Act claims

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[7] "To determine whether a claim brought under the [1940 Act] is direct or derivative, a court must look to the law of the state in which the fund is incorporated." *Kamen v. Kemper Financial Services, Inc.*, 500 U.S. 90, 97-99, 111 S. Ct. 1711, 1717-18 (1991). As noted above, the Trust is a Massachusetts business trust. Comp. ¶ 8. Under Massachusetts law, as with the law discussed in *Kramer*, claims which address alleged damage to the entire corporation rather than individual shareholders must be brought derivatively. *See Bessette v. Bessette*, 385 Mass. 806, 809-10 (1982). California law is also in accord. *See Truestone, Inc. v. Travelers Ins. Co.*, 55 Cal. App. 3d 165, 169, 127 Cal. Rptr. 386, 388 (1976).

must therefore be dismissed.

B. The 1940 Act Claims Are Time-Barred On Their Face.

Whether or not plaintiff has standing to bring the 1940 Act claims, the Complaint establishes that a reasonable investor would have known -- or at least been on notice -- of the underlying facts more than one year before this action was filed. As a result, the claims are barred by the applicable statute of limitations.

Because there is no express right of action under Sections 13 or 18 of the 1940 Act,[8] there is no statutorily prescribed limitation period for bringing such claims. Following the rationale of the United States Supreme Court in *Lampf, Pleva, Prupis & Petigrow v. Gilbertson*, 501 U.S. 350, 111 S. Ct. 2773, *reh'g denied* 501 U.S. 1277, 112 S. Ct. 27 (1991), which held that claims under Section 10(b) of the Securities Exchange Act of 1934 are subject to a uniform federal statute of limitations, courts have held that 1940 Act claims must be brought within: (1) one year of the date on which the facts underlying the alleged violation were, or should have been, discovered; and (2) in no event more than three years from the alleged violation. *See, e.g., Friedlob v. Trustees of the Alpine Mut. Fund Trust*, 905 F. Supp. 843, 855 (D. Colo. 1995) (claims under Section 13(a)(3) of 1940 Act); *Blatt*, 916 F. Supp. at 1357-58 (same); *Merine v. Prudential-Bache Utility Fund, Inc.*, 859 F. Supp. 715, 721-22 (S.D.N.Y. 1994); *In re ML-Lee Acquisition Fund II, L.P. Sec. Litig.*, 848 F. Supp. 527, 552 (D. Del. 1994).[9]

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[8] There is a question as to whether an implied private right of action even exists under either section. Some courts have recognized such a claim under Section 13(a)(3). *See, e.g., Blatt v. Merrill Lynch, Pierce, Fenner & Smith Inc.*, 916 F. Supp. 1343, 1357 (D.N.J. 1996)("a private right of action exists under the Investment Company Act [for violation of section 13(a)(3)]); *Potomac Capital Markets Corp. v. Prudential-Bache Corporate Dividend Fund, Inc.*, 726 F. Supp. 87, 93 n.5 (S.D.N.Y. 1989) ("private rights of action have been recognized under Section 13(a)(3)"). However, the issue is not free from doubt. *See Sheppard v. TCW/DW Term Trust 2000*, 938 F. Supp. 171, 180 n.7 (S.D.N.Y. 1996) (after finding no deviation from fundamental policies, "the Court need not address the disputed issue of whether Section 13(a)(3) . . . provides a private right of action"). Moreover, defendants have been unable to locate any reported cases in which courts have recognized a cause of action under Section 18.

[9] The one year/three year limitation period also applies to claims brought under, *inter alia*, Sections 11 and 12(2) of the 1933 Act and Section 10(b) of the 1934 Act. *See Friedlob*, 905 F. Supp. at 853-56.

The one-year statute of limitations is not triggered solely by plaintiff's "actual knowledge" of the underlying facts. The limitation period will also begin running upon "constructive notice of the facts, which in the exercise of due diligence, would have led a reasonable person to actual knowledge." *Friedlob*, 905 F. Supp. at 853. Constructive notice does not require disclosure of all of the facts giving rise to a cause of action, but merely enough to alert a reasonable investor that something may be amiss. *See Winkelman v. Blyth & Co., Inc.*, 518 F.2d 530, 531 (9th Cir.), *cert. denied*, 423 U.S. 929, 96 S. Ct. 278 (1975); *Jablon v. Dean Witter & Co.*, 614 F.2d 677, 682 (9th Cir. 1980) ("Constructive notice is knowledge of facts sufficient to make a reasonably prudent person suspicious. . ., thus putting him on inquiry"); *In re Valence Tech. Inc. Sec. Litig.*, 987 F. Supp. 796, 802 (N.D. Cal. 1997) ("It is not necessary for Plaintiffs to have full knowledge [of the wrongdoing]. . . to be on inquiry notice. . . . Notice requires only the disclosure of sufficient facts suggesting [wrongdoing] to a reasonable investor"). *City Nominees Ltd. v. Macromedia, Inc.*, [Current Binder] Fed. Sec. L. Rep. (CCH) ¶ 90,224, at 90,950 (N.D. Cal. May 18, 1998) ("The statute of limitations begins to run when the plaintiff has knowledge of facts sufficient to put a reasonable person on notice of the alleged fraud.") Thus, in the present case, if the facts were sufficient to provide plaintiff with actual or constructive notice of its potential claims prior to July 10, 1997 (*i.e.,* one year before commencing litigation), the 1940 Act claims are barred. *Friedlob*, 905 F. Supp. at 854.

Plaintiff's own allegations reveal that, as a matter of law, it was undeniably on notice of its purported claims well before July 1997. Plaintiff alleges that, on or about April 1, 1997, the Trust filed a Prospectus which omitted mention of a 25 percent limitation on short sales (Comp. ¶¶ 41, 42) -- a disclosure which should have been a red flag to an investor who thought that such a limitation was a "fundamental restriction." Moreover, plaintiff admits that, on May 5, 1997, the Trust filed a supplement to the April 1 Prospectus stating:

> [TCF] *may enter into short sales on securities with a value of up to 40% of the Fund's total assets*, and its position in short sales may have the effect of providing the Fund with investment leverage. To the extent the Fund enters into short sales on a substantial portion of its assets, the Fund will to that extent be exposed to the risks of short sales described above.

Comp. ¶ 46 (emphasis added).

1 Thus, by May 1997, TCF had clearly and publicly disclosed its revised short sale policy
2 -- the very crux of plaintiff's claims in this action. A reasonable investor who believed that this
3 new strategy was improper would either have knowledge of a purported claim, or would have
4 been put on notice that something might be amiss. Regardless of whether plaintiff actually
5 reviewed those disclosures at that time, TCF's statements were sufficient to trigger constructive
6 notice and begin running the one-year limitation period on plaintiff's claims.

7 *Omni Financial Corp. v. Cohen*, No. 91 CIV 6837 (RO) (THK), 1994 WL 97125, at *10
8 (S.D.N.Y. March 22, 1994), is on point, and demonstrates why the claims in this case are
9 untimely. In *Omni Financial*, plaintiff alleged that an investment company improperly violated
10 the 1940 Act by deviating from one of its investment policies (not investing more than 25
11 percent of the value of the company's assets in any particular company or industry), and
12 attempted to obtain shareholder approval through false and misleading statements. The court
13 found that statements made in the investment company's public filings were sufficient to put
14 plaintiff on notice of its purported claims:

15 > [a]ll of the events and actions alleged by Plaintiffs as proof that Defendants' representations to shareholders . . . were false when made, were made known in
16 > *various filings with the SEC* and in annual reports to the shareholders in 1987, 1988 and 1989. . . . Thus *Plaintiff knew or should have known* by that time of
17 > the alleged falsity of Defendants' representations, and the Complaint, filed more than one year later, was untimely.

18

19 *Id.*, 1994 WL 97125, at *10 (emphasis added). *See also Seidel v. Lee*, 954 F. Supp. 810, 817
20 (D. Del. 1996) (in finding state-law claims by a mutual fund investor time-barred, court
21 explained that statements in various public documents, including SEC filings, proxy statements
22 and quarterly reports, "could have provided Plaintiff with adequate notice of any alleged
23 misconduct by Defendants"); *Macromedia, Inc.*, [Current Binder] Fed. Sec. L. Rep. (CCH) ¶
24 90,224, at 90,951 (granting motion to dismiss complaint because plaintiffs were on inquiry notice
25 by virtue of, among other things, SEC filings).

26 Accordingly, as a matter of law plaintiff was on notice of its purported claims no later
27 than May 1997. The one-year limitation period therefore expired well before this action was
28 commenced in July 1998, and the 1940 Act claims should be dismissed.

C. The Complaint Does Not Establish Any Violation of the 1940 Act.

Even if the 1940 Act claims were timely, plaintiff has not alleged facts sufficient to establish that: (1) TCF's fundamental restrictions limited the allowable amount of short sales; or (2) the fund improperly issued senior securities. As a result, the Complaint does not set forth facts sufficient to state a claim for violations of the relevant statutory provisions.

1. TCF Did Not Violate Its Fundamental Investment Restrictions.

Section 13(a)(3) of the 1940 Act provides, in pertinent part, that an investment company may not, "deviate from any investment policy which is changeable only if authorized by shareholder vote, or deviate from any policy [designated as fundamental]. . . ." In its fifth cause of action, plaintiff contends that increasing the fund's short sale flexibility ran afoul of this statutory provision. That contention is refuted by the very documents upon which plaintiff purports to rely, including the Fund Prospectus and SAI incorporated therein.

Plaintiff alleges that the Trust stated "no fund will sell securities short if, immediately after and as a result of the sale, the value of all securities sold short . . . exceeds 25% of total assets." Comp. ¶ 39. In fact, the Aug. 1996 Prospectus does contain that language. *See* Aug. 1996 Prospectus at 14. However, it does *not* state that this practice is a fundamental restriction which can only be modified by the shareholders. To the contrary, the preceding section of the Prospectus, entitled "Investment Objectives and Policies," expressly provides that:

> The investment policies of each Fund may, unless otherwise specifically stated, be changed by the Trustees of the Trust without shareholder approval as may each Fund's investment objective.

Id. at 7.

Despite the conclusory assertion that the 25 percent limit was "a fundamental restriction" (Comp. ¶ 44), plaintiff does not allege any basis for that claim. Indeed, plaintiff notes that TCF's fundamental restrictions requiring shareholder approval are set forth in the SAI (*id.* ¶ 40), but conspicuously fails to allege that those restrictions say anything about the permissible percentage of short sales. This omission is not inadvertent: the SAI contains no such limitation. One can scour the fundamental restrictions without ever locating any percentage limitation on

TCF's short sales. *See* Dec. 1996 SAI at B15-17.[10]

Because the fund's "25 percent" strategy was not designated as a fundamental restriction changeable only with shareholder approval, there is no claim under Section 13(a)(3). *See Krouner v. American Heritage Fund, Inc.*, 899 F. Supp. 142, 148-49 (S.D.N.Y. 1995). In *Krouner*, plaintiff argued that a mutual fund's investment in high-risk "small cap" securities constituted an improper deviation from investment policies which were changeable only by shareholder vote. 899 F. Supp. at 148. After examining the fund's prospectus and its list of policies which could only be revised with shareholder authorization, the court found that, "[n]owhere included in this list is any policy regarding investment in 'small cap' securities, or securities in the types of companies with which plaintiff is concerned." *Id.* at 149. Accordingly, the court dismissed the Section 13(a)(3) claim.

Similarly, in *Karpus*, [1996-1997 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 99,366, the fund stated in its prospectus that its "investment objectives" were fundamental and not subject to change without shareholder approval. *Id.* at 96,307. The section of the prospectus entitled "Investment Objectives and Policies" included a statement that assets would be managed "so as to reduce sensitivity to changes in interest rates. . . ." *Id.* at 96,306. Plaintiff contended that this was an "investment objective," was therefore fundamental, and had been improperly changed without shareholder approval. *Id.* The court determined that a "careful reader" would understand that the statement in question was an "investment policy" (not an "objective"). *Id.* at 96,307. Because investment *policies* were not designated as fundamental, deviation did not require shareholder approval. *Id.* at 96,308. The Section 13(a)(3) claim was dismissed. *Id.*[11]

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[10] Moreover, after specifically identifying the fundamental restrictions, the SAI reiterates that, "Except for the investment restrictions listed above as fundamental or to the extent designated as such in a Prospectus, the *other investment policies* described in this Statement or in the Prospectus *are not fundamental and may be changed by approval of the Trustees*." Dec. 1996 SAI at B18 (emphasis added).

[11] *See also Sheppard*, 938 F. Supp. at 179-80 (no violation of §13(a)(3) where defendants allegedly deviated from an investment policy; only specified "investment objectives" had been designated as fundamental, not the strategies or policies for attaining those objectives).

In sum, the law is clear that unless a policy is specifically identified as "fundamental" or changeable only with shareholder approval, deviation does not give rise to a claim under Section 13(a)(3). Plaintiff cannot allege facts showing that TCF's practice of limiting short sales to 25 percent of its assets was a restriction changeable only with shareholder authorization; to the contrary, the Fund Prospectus and SAI establish unequivocally that it was not. Inasmuch as increasing the allowable short sales to 40 percent did not require shareholder approval, the Court must dismiss plaintiff's fifth cause of action.

2. Plaintiff Has Completely Failed to Allege Facts Establishing That TCF Issued "Senior Securities."

Section 18(g) of the 1940 Act defines "senior security" to include "any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness. . . ." Section 18(f) generally prohibits the issuance of senior securities by an investment company, subject to certain exceptions and limitations. The purpose of restricting the issuance of senior securities is to ensure that investment companies do not unduly leverage their portfolios. Issuing senior securities and engaging in borrowing can magnify the potential for gain or loss on monies invested, even though the investment company's net assets remain the same. *See* SEC Release No. IC-10666, 1979 WL 22127, at *4 (Apr. 18, 1979) (hereafter, "Rel. No. 10666").[12/]

Plaintiff contends that TCF's increased short sales constituted the improper issuance of senior securities in violation of Sections 13(a)(2)[13/] and 18(f). Comp. ¶¶ 31, 71-73, 77-79. These purported statutory violations form the basis of plaintiff's fourth and sixth causes of action, respectively. Plaintiff's claims fail because it has not alleged facts sufficient to show that TCF ever violated the 1940 Act's proscriptions on issuance of senior securities.

Rel. No. 10666, in which the SEC spoke directly to this issue, disposes of plaintiff's claims. As an initial matter, the Supreme Court has explained that the SEC is the "agency

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[12/] A copy of Rel. No. 10666 is attached to the accompanying Appendix of Supplemental Authorities.

[13/] Section 13(a)(2) prohibits issuance of senior securities in contravention of the recitals of policy contained in the investment company's registration statement.

charged with administration of the [1940 Act]," and accordingly its interpretation of the statutory provisions is entitled to "considerable weight." *United States v. National Ass'n of Securities Dealers, Inc.*, 422 U.S. 694, 719, 95 S. Ct. 2427, 2442 (1975), *aff'd in part, rev'd in part Haddad v. Crowby Corp.*, 533 F.2d 1247 (1976); *see also United States v. Elliott*, 62 F.3d 1304, 1310 (11th Cir.) *cert. denied sub nom.* 117 S. Ct. 161 (1996) (explaining that "an SEC release is entitled to great weight").

The SEC has made clear that leverage-creating transactions, such as short sales, will not run afoul of the 1940 Act "if the investment company 'covers' the senior security by establishing and maintaining certain 'segregated accounts.'" Rel. No. 10666 at * 8. In Rel. No. 10666, the SEC explained that such segregated accounts "would limit the investment company's risk of loss," and "function as a practical limit on the amount of leverage which the investment company may undertake and on the potential increase in the speculative character of its outstanding common stock." *Id.* In sum, the proper maintenance of such segregated accounts acts to collateralize an investment company's short sales, avoids the problems the statute was designed to prevent, and provides a "safe harbor" for investment companies engaging in short sales or similar leverage-creating transactions.

In discussing TCF's short sales, the SAI (which is incorporated by reference in the Fund Prospectus) explains that:

> All short sales must be fully collateralized. The Fund maintains the collateral in a segregated account consisting of cash and/or U.S. government securities sufficient to collateralize its obligation on the short positions.[14]

Nowhere in the Complaint does plaintiff allege that TCF failed to maintain segregated accounts sufficient to collateralize its short sales. In the absence of such an averment, the Complaint does not adequately allege that TCF's short sales constituted the improper issuance of "senior securities" in violation of the 1940 Act. The fourth and sixth causes of action must therefore be dismissed.

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[14] TCF Financial Statement at 25, attached to the SAI dated April 1, 1997 (Welch Decl., Ex. D).

3. Plaintiff Pleads No Facts Establishing That the Purported Violations Caused Its Losses.

In addition to the other problems with its 1940 Act claims, plaintiff has failed to allege facts establishing that the supposed violations caused injury. A claim does not arise under federal law unless there is a causal relationship between an alleged violation of federal law and the injury that is the basis of the claim. *Omni Financial*, 1994 WL 97125 at *7 (granting motion to dismiss 1940 Act claim, because plaintiff failed to adequately plead that the purported violation of the Act caused the complained of injury); *Hoover v. Allen*, 241 F. Supp. 213, 230-33 (S.D.N.Y. 1965) (same); *In re Nuveen Fund Litig.*, No. 94 C 360, 1996 WL 328006 at *8 (N.D. Ill. June 11, 1996) (holding that "causation is a required element of a private claim under § 34(b)" of the 1940 Act).

Here, the Complaint contains no facts establishing causation. Plaintiff alleges only that a portion of TCF's losses in 1997 was attributable to short sales and positions in S&P put options (Comp. ¶ 53), but that allegation is irrelevant to the purported misconduct underlying this lawsuit. Plaintiff concedes that TCF was permitted to engage in short sales up to 25 percent of the value of the fund's total assets (*see id.* ¶¶ 27, 30); the issue is whether TCF could properly exceed that level (*id.* ¶ 52). Thus, it is not enough for plaintiff to contend that TCF's short sales resulted in losses during 1997. Rather, it must show that such losses were attributable to the allegedly improper *increase* in short sales. Because the Complaint sets forth no such facts, the element of causation is lacking, and the 1940 Act claims must be dismissed.

4. Even If Plaintiff Had Viable Claims Under the 1940 Act, the Complaint Is Devoid of Facts Establishing That the Various Defendants Could Be Liable.

Plaintiff has indiscriminately named a host of entities and individuals as defendants, apparently without much thought as to how they could conceivably be liable. Putting aside its failure to allege that *anyone* violated the 1940 Act, plaintiff would nonetheless be unable to proceed against the vast majority of defendants.

To begin, there is substantial question as to whether any of the named defendants could be liable under Sections 13 and 18 of the 1940 Act. The language of Section 13(a) merely

makes it unlawful for an *investment company* to engage in the practices specified therein. Thus, in considering a claim under Section 13(a)(3), the *Krouner* court noted:

> on its face [the section] imposes liability upon registered investment companies but not upon corporate officers or other types of companies. . . . The Fund is the only defendant which is such a company.

899 F. Supp. at 149 n.4. Accordingly, if there is a claim for violations of Section 13(a), the most reasonable interpretation of the statutory language is that no defendant other than an investment company (and none of the defendants named here is an investment company) could even theoretically face such a claim.[15]

The language of Section 18(f) is comparable. It states that, "[i]t shall be unlawful for any *registered open-end company*" to engage in certain conduct, including issuance of senior securities. (Emphasis added.) Again, the statute contemplates that, at most, only an investment company could ever be liable under this section.

Assuming *arguendo* that the statute could be read to extend to parties other than investment companies, plaintiff has still failed to set forth the factual basis for any such claim. Plaintiff makes the conclusory assertion that the defendants (in unspecified ways) somehow "controlled and participated in" TCF's "investment decisions." Comp. ¶ 54. Conspicuously lacking, however, are any allegations explaining what this means, or purporting to show what role each defendant supposedly had in the *acts which purportedly give rise to this action.*

For example, plaintiff does not provide any explanation for naming RS&Co. as a defendant. As noted above, RS&Co. was a broker-dealer which merely acted as the Trust's distributor. It has no conceivable connection to TCF's revised short sale policy or any of the other matters alleged in the Complaint.

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[15] Defendants recognize that several courts have allowed Section 13(a) claims to proceed against defendants other than investment companies. *See, e.g., Blatt*, 916 F. Supp. at 1357-58 (discussing liability of individual officer of fund); *Lasker v. Burks*, 567 F. 2d 1208 (2d Cir. 1978) (derivative action alleging violation of Section 13(a) by directors and registered investment advisors), *rev'd on other grounds*, 441 U.S. 471, 99 S. Ct. 1831 (1979). However, in none of those cases does it appear that the parties raised the issue of whether the statute imposed liability on anyone other than a registered investment company.

Just as baffling is plaintiff's decision to name RSIM Inc. That entity acted as investment adviser to a completely different fund, the Emerging Growth Fund. *See* Apr. 1997 Prospectus at 18. There is no allegation that RSIM Inc. had anything to do with TCF, much less the acts which purportedly violated the 1940 Act.

Indeed, the Complaint contains no allegation of acts undertaken by Mr. Stephens, Mr. Hecht or any of the other defendants which would make them liable for the alleged violations of Sections 13 or 18. In light of its complete failure to allege facts demonstrating culpable conduct by these various defendants, plaintiff's Complaint is subject to dismissal.

VI. PLAINTIFF HAS FAILED TO ALLEGE FACTS SUFFICIENT TO STATE A VIABLE STATE-LAW CLAIM.

In addition to the 1940 Act claims, plaintiff also seeks recovery for breach of contract and rescission (the first and third causes of action) and breach of fiduciary duty (the second cause of action). None of the claims can withstand a motion to dismiss.

A. The Complaint Does Not Allege Facts Sufficient to State a Claim for Breach of Contract or Rescission.

Plaintiff's breach of contract and rescission claims are essentially identical. Each is premised on allegations that plaintiff (and other shareholders) entered into a contract in connection with their investment in TCF, and that the purported contract was breached by virtue of the increased short sales. *See* Comp. ¶¶ 57-59, 67-69.[16] As a matter of law, these allegations are insufficient to state a claim against any of the defendants.

1. The Breach of Contract and Rescission Claims Purport to Seek Redress for Damage to the Fund, Not Individual Shareholders.

As a threshold matter, the contract and rescission claims fail because plaintiff has no standing to bring these actions directly. Plaintiff contends that increasing TCF's flexibility to

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[16] While plaintiff attempts to state rescission as a separate claim for relief, defendants note that rescission is actually a remedy, rather than a cause of action. 4 B.E. Witkin, *California Procedure, Pleading*, § 490 (3d ed. 1985); *Shaw v. Landsing Corp.* [1987 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 93,192, at 95,887-88 (N.D. Cal. March 9, 1987) (granting motion to dismiss claim for rescission).

engage in short sales without shareholder authorization violated the fund's fundamental restrictions (which plaintiff attempts to characterize as breach of a contractual obligation). Comp. ¶¶ 59-60, 69-70. As discussed above in connection with the 1940 Act claims, plaintiff asserts that the Fund's short sale policy led to a decrease in TCF's total assets. *Id.* ¶ 4. Plaintiff does not allege that it suffered any damage apart from the resulting diminution of its TCF shares. Accordingly, the alleged claims are derivative, and cannot be asserted on behalf of plaintiff or any other shareholders. *See Kramer*, 546 A.2d at 351, 353.

2. Even if the Claims Could Be Brought Directly, Plaintiff Fails to Allege Facts Sufficient to Establish the Breach of a Contractual Obligation By Any of the Defendants, or Loss Caused by Such Breach.

To bring a claim for breach of contract, plaintiff must plead facts establishing: (1) the existence of a contract; (2) plaintiff's performance or excuse for non-performance under the contract; (3) defendants' breach of the contract; and (4) damage to the plaintiff suffered as a result. *Careau & Co. v. Security Pacific Business Credit, Inc.*, 222 Cal. App. 3d 1371, 1388, 272 Cal. Rptr. 387, 395 (1990) (affirming trial court sustaining demurrer for failure to state a cause of action for breach of contract); Witkin, B. E., *California Procedure, Pleading*, § 464, 4th ed. (Witkin Legal Institute, 1985). Plaintiff has failed to establish these essential elements.

Plaintiff is merely recasting its basic claim -- *i.e.*, that TCF improperly changed a fundamental restriction without shareholder approval, in contravention of statements in the fund prospectus -- as one involving the breach of a "contractual" obligation. As discussed above, plaintiff has completely failed to establish that TCF improperly deviated from its fundamental restrictions. Thus, even accepting for the sake of argument plaintiff's contention that there was some contractual obligation, the Complaint does not establish breach of such an obligation. For this reason alone, the first and third causes of action fail as a matter of law. *Richard P. v. Vista Del Mar Child Care Service*, 106 Cal. App. 3d 860, 867-68, 165 Cal. Rptr. 370, 374 (1980) (affirming dismissal of breach of contract claim, because "[e]ven assuming the existence of a contract was properly pleaded. . . . The facts as alleged in the complaint fail to establish a breach").

1 The effort to convert 1940 Act claims into contract claims fails for another independent
2 reason: plaintiff does not adequately allege that it ever entered into an agreement whereby
3 anyone undertook a *contractual obligation* not to change TCF's fundamental restrictions. To the
4 contrary, the only arguable agreement which appears in the Complaint is one for the purchase of
5 TCF shares -- a simple purchase/sale agreement which was fully executed. *See* Comp. ¶ 6
6 (plaintiff alleges that it paid $75,000 in February 1997 and received 4365.5410 TCF shares in
7 return). In light of this fully executed agreement, plaintiff's allegation that there was a breach
8 (*id.* ¶ 59) or "failure of consideration" (*id.* ¶ 69) is unavailing. *See In re Amica, Inc.*, 135 B.R.
9 534, 551-52 (N.D. Ill. 1991) (applying California law) ("It is impossible to maintain that a
10 failure of consideration occurred when the contract has been fully executed because by
11 definition, full execution means that consideration has been fulfilled"), citing *Chavez v. Industrial*
12 *Accident Commission*, 49 Cal. 2d 701, 321 P.2d 449 (1958).[17]
13 Furthermore, as discussed above in Section V.C.3., plaintiff has not pled facts establishing
14 that the alleged breach (increasing the percentage of assets to be used in short sales and other
15 leveraged transactions) proximately caused any damage. "Causation of damages in contract
16 cases, as in tort cases, requires that the damages be proximately caused by the defendants'
17 breach, and that their causal occurrence be at least reasonably certain." *Vu v. California*
18 *Commerce Club, Inc.*, 58 Cal. App. 4th 229, 233, 68 Cal. Rptr. 2d 31, 33 (1997) (granting
19 summary judgment against plaintiff for, *inter alia*, failure to prove that alleged breach of contract
20 caused plaintiff's damages). *See also* Cal. Civ. Code § 3300 (providing that measure of
21 damages for breach of contract is "all the detriment *proximately caused thereby*. . . .")(emphasis
22 added).
23 Apart from the other infirmities plaguing its contract and rescission claims, the Complaint
24 seeks relief from defendants (including RS&Co., RSIM Inc., RSIM L.P., Mr. Hecht and Mr.
25 Stephens) who are not even alleged to be parties to any agreement with plaintiff. By definition,
26
27

28 [17] With respect to the so-called rescission claim, it is axiomatic that, "[i]f a contract is fully executed and implemented, then there is nothing left to rescind." *Amica,* 135 B.R. at 551-52.

such non-parties cannot be held liable for breach of contract or rescission under any circumstances. *See Henry v. Associated Indemnity Corp.*, 217 Cal. App. 3d 1405, 1416-17, 266 Cal. Rptr. 578, 585-85 (1990) (no breach of contract action may arise if there is no direct contractual relationship). Because plaintiff has completely failed to establish that any defendant breached a contractual obligation, the first and third causes of action cannot survive a motion to dismiss.[18]

B. Plaintiff Has Not Stated a Claim for Breach of Fiduciary Duty.

1. Plaintiff's Breach of Fiduciary Duty Claim is Derivative in Nature.

As with the other claims, plaintiff's second cause of action -- alleging that defendants violated fiduciary duties by increasing TCF's short sales in violation of the fund's fundamental restrictions (Comp. ¶ 63) -- cannot be maintained on behalf of individual shareholders. Again, the alleged injury is to the overall value of TCF and only "mediated through" TCF to the plaintiff and other shareholders. *See Bagdon v. Bridgestone/Firestone, Inc.*, 916 F.2d 379, 381 (7th Cir. 1990) *cert. denied* 500 U.S. 952, 111 S. Ct. 2257 (1991); *Littman v. Prudential-Bache Properties, Inc.*, 611 A.2d 12, 16 (Del. Ch. 1992) (recognizing that allegations regarding directors' mismanagement of a company which depresses the value of a stock allege a wrong to the corporation).[19] Thus, the second cause of action must be dismissed.

2. Plaintiff Has Failed to Allege Facts Demonstrating That Any Defendant Breached a Fiduciary Duty Owed to Plaintiff or Other Shareholders.

To state a claim for breach of fiduciary duty, plaintiff must allege facts showing: (1) the existence of a fiduciary duty; (2) breach of that duty; and (3) damage proximately caused by that

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[18] Furthermore, because plaintiff sold its TCF shares in September 1997, rescission is not a remedy available to it. *See In re Hathaway Ranch Partnership*, 127 B.R. 859, 863 (C.D. Cal. 1990) ("[T]he rescinding party must restore everything of value which she received under the contract, or offer to restore upon the condition that the other party does likewise"), citing Cal. Civ. Code § 1691(b).

[19] California law also recognizes that actions alleging breach of fiduciary duties by directors are typically derivative. Marsh, Harold, Jr., et al., *California Corporation Law* § 15.17, p. 1264, Vol. 2, 3d ed. (Aspen Law & Business, 1990).

breach. *Mosier v. Southern Cal. Physicians Ins. Exchange,* 63 Cal. App. 4th 1022, 74 Cal. Rptr. 2d 550 (1998).[20] Putting aside plaintiff's improper attempt to assert a derivative claim, the Complaint does not establish the essential elements.

Most importantly, the purported "breach" of duty -- allegedly deviating from TCF's fundamental restrictions -- is illusory. For the reasons discussed in detail previously, the decision to increase allowable short sales from 25 percent to 40 percent was proper and did not require shareholder authorization.

Moreover, plaintiff has the additional burden of overcoming the "powerful" presumption afforded by the business judgment rule that defendants' alleged actions were the product of "sound business judgment." *Rales v. Blasband*, 634 A.2d 927, 933 (Del. 1993); *Beehan v. Lido Isle Community Ass'n.*, 70 Cal. App. 3d 858, 865, 137 Cal. Rptr. 528, 531 (1977).[21] In particular, plaintiff must plead facts which "if proven, would establish fraud, bad faith, overreaching or an unreasonable failure to investigate material facts." *Lee v. Interinsurance Exchange*, 50 Cal. App. 4th 694, 715, 57 Cal. Rptr. 2d 798, 811 (1996). In this case, plaintiff has not even attempted to make such a showing.

In addition, for the reasons already discussed above, plaintiff has failed to allege facts showing that its losses were proximately caused by the alleged breach (*i.e.*, increasing the percentage of TCF assets to be used in short sales and other leveraged transactions). The absence of such facts is fatal to its fiduciary duty claim. *Weiner v. Mitchell, Silberberg & Knupp*, 114 Cal. App. 3d 39, 48, 170 Cal. Rptr. 533, 538 (1980) (affirming sustaining of demurrer as to, *inter alia*, breach of fiduciary duty claim for lack of proximate causation -- "without proximate causation between the torts alleged and the damages allegedly suffered, there can be no cause of action in tort"); *Mosier*, 63 Cal. App. 4th at 1048, 74 Cal. Rptr. 2d at 568

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[20] Plaintiff's fiduciary duty claim is fraud-based, and alleges "wilful" misconduct. Comp. ¶ 64. Thus, the requisite elements must be alleged with particularity. Fed. R. Civ. P. 9(b).

[21] The business judgment rule applies at the pleading stage, creating a presumption that corporate managers acted in good faith and within the scope of their offices. *Eldridge v. Tymshare, Inc.*, 186 Cal. App. 3d 767, 776, 230 Cal. Rptr. 815, 820 (1986).

("For causation to be established, there must be a nexus between the compensatory damages assessed and the breaches of fiduciary duty").

Finally, the Complaint does not establish which of various defendants purportedly owed plaintiff a fiduciary duty. "A fiduciary or confidential relationship can arise when confidence is reposed by persons in the integrity of others, and if the latter voluntarily accepts or assumes to accept the confidence, he or she may not act so as to take advantage of the other's interest without that person's knowledge or consent." *LaMonte v. Sanwa Bank of California*, 45 Cal. App. 4th 509, 517, 52 Cal. Rptr. 2d 861, 865 (1996), citing *Pierce v. Lyman*, 1 Cal. App. 4th 1093, 1101-02, 3 Cal. Rptr. 2d 236, 241 (1991). Plaintiff merely makes the conclusory assertion that defendants "owed fiduciary duties of care and loyalty to Plaintiff and the other members of the Class by reason of the superior knowledge and expertise of defendants as investment advisors of a Trust in which Plaintiff and the other members of the Class were Trust beneficiaries." Comp. ¶ 62. These bare assertions are insufficient, especially when many of the defendants had no connection with the matters alleged in the Complaint.

For instance, as discussed above, RS&Co. was merely a distributor for the Trust. Plaintiff has not alleged a single fact to establish that RS&Co. owed it any fiduciary duty. Similarly, RSIM acted as an investment advisor to a completely different fund, and there is nothing in the Complaint to show the existence of any duty owed to TCF shareholders. Certainly no claim for breach of fiduciary duty can be established as to these defendants.

VII. CONCLUSION

For the reasons discussed above, the Complaint should be dismissed in its entirety with prejudice.

Dated: August 19, 1998

BROBECK, PHLEGER & HARRISON LLP

By 
Jane Rowen

Attorneys for Defendants

Joseph J. Tabacco, Jr. (75284)
Christopher T. Heffelfinger (118058)
BERMAN, DeVALERIO, PEASE & TABACCO
425 California Street, Suite 2025
San Francisco, CA 94104
Telephone: (415) 433-3200

Attorneys for Plaintiffs

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

CARY AND DENISE LAPIDUS LIVING TRUST, on behalf of itself and all others similarly situated,

Plaintiff,

v.

G. RANDALL HECHT; PAUL H. STEPHENS; ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.; ROBERTSON, STEPHENS & COMPANY, INC.; and ROBERTSON, STEPHENS INVESTMENT MANAGEMENT, INC.,

Defendants.

Case No. C 98-3130 MMC

CLASS ACTION

PLAINTIFFS' MEMORANDUM IN OPPOSITION TO DEFENDANTS' MOTION TO DISMISS

Date: December 18, 1998
Time: 9:00 a.m.
Place: Courtroom 2
The Hon. Maxine M. Chesney

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TABLE OF CONTENTS

I. INTRODUCTION 1

II. STATEMENT OF FACTS 1

A. Borrowing and Leverage, Short-Selling and Senior Securities 2

1. Borrowing and Leverage 2

2. Short-Selling Involves Borrowing 3

3. Short-Sales Create Senior Securities Because of Borrowing and Leverage 4

B. The Complaint's Factual Allegations 5

III. DEFENDANTS DO NOT HONOR THE RULE THAT PLAINTIFFS' ALLEGATIONS MUST BE TAKEN AS TRUE. 5

IV. CLAIMS UNDER THE ICA ARE PROPERLY PLEADED 7

A. Plaintiffs Have Standing Because The ICA Claims Are Not Derivative. 7

1. Plaintiffs' Claims Are Not Derivative Claims Because Neither The Robertson Stephens Investment Trust Nor The Contrarian Fund Is An Entity That Can Maintain A Claim. 8

2. Plaintiffs' Claims Are Not Derivative Claims Because They Allege Special Injury To Only A Portion Of The Contrarian Fund Investors. 9

B. Plaintiffs' Claims Are Not Time-Barred Because Merely Filing A Document At The SEC That Never Gets Publicized Does Not Place Investors On Notice Of A Claim Or Insulate The Wrongdoer From Liability For Future Violations. 13

C. ICA Violations 17

1. The Complaint Properly Alleges § 13(a)(2) And § 13(a)(3) Violations . . 17

a. Section 13(a)(2) Violations 17

b. Section 13(a)(3) Violations 17

c. Defendants Torture The Facts, The Language Of The Prospectus And The Precedents. 18

2. The SEC Release To Which Defendants Refer Establish That The Trust's Short-Sales Created Senior Securities. 21

3. The Complaint Establishes Loss Causation 23

4. The Trust Is An Investment Company Directly Liable Under The ICA And The Other Defendants Are Liable As A Result Of ICA § 48, Which Makes It Unlawful To Cause An Investment Company To Violate The ICA. . . . 24

a. The Trust 25

b. G. Randall Hecht 25

c. **Robertson Stephens Company Investment Management, L.P.** 25

d. Robertson, Stephens Investment Management, Inc. 27

e. Paul H. Stephens 27

V. THE COMPLAINT PROPERLY STATES CLAIMS FOR BREACH OF CONTRACT AND FIDUCIARY DUTY. 28

A. The Complaint Alleges A Contract Embodied In The Prospectus And A Breach Of The Prospectus. 28

1. The Contract Is Between The Trust And Individual Shareholders So That Claims Based Upon The Prospectus Are Not On Behalf Of The Contrarian Fund. 28

2. The Complaint Properly Alleges Breach Of Contract And A Right To Rescind. 28

B. Plaintiffs Have Properly Alleged a Claim for Breach of Fiduciary Duty 29

VI. CONCLUSION 32

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TABLE OF AUTHORITIES

CASES

Bacon v. Soule, 19 Cal. App. 428 (1912) 30

Barber v. Fox, 36 Mass. App. Ct. 55, 632 N.E.2d 1346 (1994) 17

Barbieri v. Swing-N-Slide, C.A. No. 14239, 1996 Del. Ch. LEXIS 46, Case No. 14239 (Del. Chancery, May 7, 1996) 11

Bishop v. Air Line Pilots Ass'n, Case No. C-98-359 MMC, 1998 U.S. Dist. Lexis 11948, *15 (N.D. Cal. Aug. 4, 1998) 6

Blatt v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 916 F. Supp. 1343 (D.N.J. 1996) 7, 24

Bouchard v. First People's Trust, 253 Mass. 351, 148 N.E. 895 (Mass. 1925) 8

Branch v. Tunnell, 14 F.3d 449 (9th Cir.) cert. denied, 512 U.S. 1219, 114 S. Ct. 2704, 129 L. Ed. 2d 832 (1994) 6

Briskin v. Ernst & Ernst, 589 F.2d 1363 (9th Cir. 1978) 15, 16

Burks v. Lasker, 441 U.S. 471, 99 S. Ct. 1831, 60 L. Ed. 2d 404 (1979) 7

Burt v. Irvine, 237 Cal. App. 2d 828, 47 Cal. Rptr. 392 (1st Dist. 1965) 32

City Nominees Ltd. v. Macromedia, Inc., [Current Binder] Fed. Sec. L. Rep. (CCH) ¶ 90,224 (N.D. Cal. May 18, 1998) 15

Condec Corp. v. Lunkenheimer Co., 43 Del. Ch. 353, 230 A.2d 769 (1967) 12

Daily Income Fund v. Fox, 464 U.S. 523, 104 S. Ct. 831 (1984) 9

David & Cox v. Summa Corp., 751 F.2d 1507 (9th Cir. 1985) 17

DiGrazia v. Anderlini, 22 Cal. App. 4th 1337, 28 Cal. Rptr. 2d 37 (1st Dist. 1994) 17

Draper v. Coeur Rochester, Inc., 147 F.3d 1104 (9th Cir. 1998) 16

Enesco Corp. v. Price/Costco Inc., 146 F.3d 1083 (9th Cir. 1988) 6

Far Eastern Bank v. Jones, 413 Mass. 654, 602 N.E.2d 211 (1992) 9

FDIC v.McSweeney, 976 F.2d 532, 535-36 (9th Cir. 1992) 17

Franklin Life Insurance Co. v. Commonwealth Edison Co., 451 F. Supp. 602 (S.D. Ill. 1978) aff'd, 598 F.2d 1109 (7th Cir. 1979) 12

Gaillard v. Natomas Co., 208 Cal. App. 3d at 1263-64, 256 Cal. Rptr. 702 .... 31, 32

Gray v. First Winthrop Corp., 82 F.3d 877 (9th Cir. 1996) 13

Guenther v. Cooper Life Sciences, Inc., Case No. C-89-1823-MHP, 1992 U.S. Dist. LEXIS 22601 (N.D. Cal. Apr. 7, 1992) 14

Hammer v. Werner, 239 A.D. 38, 265 N.Y.S. 172 (1st Dep't 1933) 12

Harlow v. Chin, 1989 Mass. LEXIS 417 (1989) 31

Houle v. Low, 407 Mass. 810, 556 N.E.2d 51 (Mass. 1990) 10

Howard v. Shay, 100 F.3d 1484 (9th Cir. 1995) 31

Hoyem v. Manhattan Beach City School District, 22 Cal. 3d 508, 150 Cal. Rptr. 1 (1978) 31

In re Amica, Inc., 135 B.R. 534 (Bankr. N.D. Ill. 1992) 29

In re First Interstate Bancorp Consolidated Shareholder Litigation, C.A. No. 14623, 1988 Del. Ch. LEXIS 185 (Del. Chancery, Oct. 7, 1998) 12

In re Multidistrict Vehicle Air Pollution, 591 F.2d 68 (9th Cir. 1979) 16

In re Stratosphere Corp. Securities Litigation, 1 F.Supp. 2d 1096, 1110 (D. Nev. 1998) 6

In re Tri-Star Pictures, 634 A.2d 319 (Del. 1993) 11

In re Valence Tech., Inc. Security Litigation, 987 F. Supp. 796 (N.D. Cal. 1997) 14, 15

In re Rogstad, 126 F.3d 1224 (9th Cir. 1997), quoting Conley v. Gibson, 355 U.S. 41, 78 S. Ct. 99, 2 L. Ed. 2d 80 (1957) 6

Jablon v. Dean Witter & Co., 614 F.2d 677 (9th Cir. 1980) 15

Jerozal v. Cash Reserve Management, Inc., 1982 WL 1363 at *6 (S.D.N.Y. August 10, 1982) 25

Kamen v. Kemper Financial Services, 500 U.S. 90, 111 S. Ct. 1171 (1991) 7

Karpus v. Hyperion Capital Management, Inc., 1996 Fed. Sec. L. Rep. (CCH) ¶ 99,366 (S.D.N.Y. 1996) 21

Kramer w. Western Pacific Industrial, 546 A.2d 348 (Del. 1988) 10

Krouner v. American Heritage Fund, Inc., 899 F. Supp. 142 (S.D.N.Y. 1995) 20

LaMonte v. Sanwa Bank California, 45 Cal. App. 4th 509, 52 Cal. Rptr. 2d 861 (1996) 30

Laker v. Freid, 854 F. Supp. 923 (D. Mass. 1994) 29, 30

Lampf, Pleva, Prupis & Petigrow v. Gilbertson, 501 U.S. 350, 111 S. Ct. 2773, 115 L. Ed. 2d 321 (1991) 13

Levitin v. PaineWebber, Inc., Fed. Sec. L. Rep. (CCH) ¶ 90,286, 1998 U.S. App. LEXIS 24400 . . . . 3, 4

Lipton v. News International Corp., 514 A.2d 1075 (Del. Sup. Ct. 1986) 12

ML-Lee Acquisition Fund II, L.P., 848 F. Supp. 527 (D.C. Del. 1994) 25

Moeller v. Superior Court, 16 Cal. App. 4th 1124, 69 Cal. Rptr. 2d 317 (1997) 30

Mosesian v. Peat, Marwick, Mitchell & Co., 727 F.2d 873 (9th Cir. 1984) 13, 14

Nevada Power Co. v. Monsanto Co., 955 F.2d 1304 (9th Cir. 1992) 13

Park-In Theatres v. Paramount-Richards Theatres, 90 F. Supp. 727 (D. Del.1950), aff'd, 185 F.2d 407 (3d Cir.1950) 16

Peterson v. Hopson, 306 Mass. 597, 29 N.E.2d 140 (Mass. 1940) 8

Rales v. Blashand, 634 A.2d 927 (Del. 1993) 31

Resolution Trust Corp. v. Gladstone, 895 F. Supp. 356 (D. Mass. 1995) 31, 32

Rochelle v. Marine Midland Grace Trust Co., 535 F.2d 523 (9th Cir. 1976) 15

Rodney v. KPMG Peat Marwick, 143 F.3d 1140 (8th Cir. 1998) 20

SEC v. Keating, 1992 U.S. Dist. LEXIS 14630, Fed. Sec. L. Rep. (CCH) ¶ 96,906 (C.D.Cal. 1992) 31, 32

SEC v. Seaboard Corp. (Admiralty Fund v. Hugh Johnson & Co.), 677 F.2d 1301 (9th Cir. 1982) 13

Savoy v. White, 139 F.R.D. 265 (D. Mass. 1991) 30

Schneider v. Union Oil Co., 6 Cal. App. 3d 987, 86 Cal. Rptr. 315 (1970) 17

Smyth v. Marshall Field, et al., 40 Mass. App. Ct. 625, 666 N.E.2d 1008 (Mass. App. 1996) 9

Sterlin v. Biomune Systems, 154 F.3d 1191 (10th Cir. 1998) 14

Stevens v. Marco, 147 Cal. App. 2d 357 (1956) 29

Tellingly, in Krouner v. American Heritage Fund, Inc., 1996 U.S. Dist. LEXIS 9783 (S.D.N.Y. 1996) 25

The Van Brode Group, Inc. v. Bowditch & Dewey, 36 Mass. App. Ct. 509, 633 N.E.2d 424 (1994) 29

Tippett v. Terich, 37 Cal. App. 4th 1517 (4th Div. 1995) 29

Truestone, Inc. v. Travelers Insurance Co., 55 Cal. App. 3d 165, 127 Cal. Rptr. 386 (1976) 12

United States v. NASD, 422 U.S. 694, 95 S. Ct. 2427 (1975) 22

United States v. Redwood City, 640 F.2d 963 (9th Cir. 1981) 8

Van de Kamp v. Bank of America National Trust Savings Association, 204 Cal. App. 3d 819, 251 Cal. Rptr. 530 (2d Dist. 1988) 30

Van Gemert v. Boeing Co., 520 F.2d 1373 (2d Cir. 1975) 12, 28, 29
Wallis v. Pan American Petroleum, 384 U.S. 63, 86 S. Ct. 1301 (1966) 7
Webb v. IRS, 15 F.3d 203 (1st Cir. 1994) 30
Wiener v. Mitchell, Silberberg & Knupp, 114 Cal. App. 3d 39, 170 Cal. Rptr. 533 (1980) 31
Wiener v. The Southern Co., et al., C.A. No. 10525, 1992 Del. Ch. LEXIS 8, Case No. 10525 (Del. Chancery Jan. 24, 1992) 11
Winkelman v. Blyth & Co., 518 F.2d 530 (9th Cir. 1975) 15
Witherbee v. Bowles, 201 N.Y. 427, 95 N.E. 27 (N.Y. 1911) 12
Zenith Radio Corp. v. Hazeltine Research, Inc., 401 U.S. 321, 91 S. Ct. 795, 62 L. Ed. 2d 136 (1979) 16

STATUTES

15 U.S.C. § 80a-46(b)(2) 29
15 U.S.C. § 80a-1, et seq 1
15 U.S.C. §§ 80a-18(f) and (h) 2
15 U.S.C. § 77b(10) 12
17 C.F.R. § 202.1(d) (1997) 23
Fed. R. Civ. P. 8(a) 1
Fed. R. Civ. P. 12(b)(6) 1, 6
California Code of Civil Procedure § 343 17
California Civil Code § 1689(b) 29
California Code of Civil Procedure § 337 17
22 Mass. Gen. Laws ch. 182 7
22 Mass. Gen. Laws Ch. 182, § 1 8
22 Mass. Gen. Laws Ch. 182, § 6 8

OTHER AUTHORITIES

General Instructions to Form N1, [Current Binder] Fed. Sec. L. Rep. (CCH) ¶ 51,153 at 39,158 (emphasis added) 19

General Statement of Policy Regarding Securities Trading Practices of Registered Investment Companies, ICA Release 10666 (1979), [Current Binder] Fed. Sec. L. Rep. (CCH) ¶ 48,525 at 37,553-7 4

SEC Release IC-167, 1941 WL 7741 *3 (July 23, 1941)1941 WL 7741 *3 (July 23, 1941) 20

SEC Rel. No. 5691, 41 F.R. 13,682 (1976) 23

Limited Partners' Derivative Suits under the Revised Uniform Limited Partnership Act, 33 V and. L. Rev. 343, 345 (1980)L. Rev. 343, 345 (1980) 9

I. INTRODUCTION

Plaintiffs and other investors lost $250 million in defendants' mutual fund, The Contrarian Fund, in 1997. Defendants' short sales of securities caused a large part of this loss. Plaintiffs seek damages for these losses under the Investment Company Act of 1940 ("ICA"), 15 U.S.C. § 80a-1, *et seq.*, and state law. Defendants move to dismiss the entire action under Fed. R. Civ. P. 12(b)(6) for failure to state a claim upon which relief may be granted. But defendants raise many factual issues and ignore the function of a Rule 12(b)(6) motion -- to test whether the facts pleaded in the Complaint state any ground for relief. As shown below, they do.

Defendants premise the bulk of their motion on their characterization of the "fundamental restriction" provisions of the ICA. But the issue is not what defendants think is a "fundamental restriction." The issue is whether the Complaint sets out "a short and plain statement of the claim showing the pleader is entitled to relief." Fed. R. Civ. P. 8(a). The Complaint does this, supporting its claims of short-sales and "senior security" violations of the ICA with sufficiently-pled facts. The Complaint sets out:

1) A claim for relief under ICA § 13(a)(2) for illegal borrowing and issuance of senior securities;

2) A claim for relief under ICA § 13(a)(3) for illegal deviation from the fundamental policies stated in the prospectus;

3) A claim under ICA §§ 18(f) and (g) for borrowing from an entity that is not a bank in connection with issuing senior securities;

4) A claim under ICA §§ 18(f) and (g) for allowing the "asset coverage" to liabilities ratio to fall below 300%;

5) A breach of contract claim; and

6) A breach of fiduciary duty claim.

Defendants' motion should be denied.[1]

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[1]Plaintiffs agree with defendants (Deft. Memo at 7) that a trust is not an entity that can sue. To obviate this defect in the Complaint, plaintiffs will amend as of right under Rule 15(a) of the Federal Rules of Civil Procedure so that the plaintiffs are "Cary and Denise Lapidus, as Trustees

II. STATEMENT OF FACTS

A. Borrowing and Leverage, Short-Selling and Senior Securities

The Complaint provides background information about borrowing and short-selling that is useful in understanding Defendants' violations of the ICA.

1. Borrowing and Leverage

Borrowing leverages the assets of an investment company, increasing its total assets, thereby magnifying gains and losses (Complaint ¶¶ 28 & 29). In its October 1996 Prospectus,[2] the Robertson Stephens Investment Trust (the "Trust") explains how borrowing and leverage increases risk:

> The Contrarian Fund . . . may borrow money to invest in additional portfolio securities. This practice, known as "leverage," increases a Fund's market exposure and its risk. When a Fund has borrowed money for leverage and its investments increase or decrease in value, the Fund's net asset value will normally increase or decrease more than if it had not borrowed money.

October 1996 Prospectus at 15 (Welch Decl., Exh. A). An illustration of how borrowing and leverage increases risk is Orange County, which leveraged reverse repurchase agreements in the belief that interest rates would fall, only to suffer huge losses when interest rates increased instead.[3]

The amount of borrowing that an investment company can undertake is restricted by the ICA (Complaint ¶¶ 30 & 36). Under ICA § 18(f), an investment company is prohibited from (i) borrowing, (ii) except from a bank, and (iii) only in an amount not resulting in asset coverage falling below 300% of indebtedness (Complaint ¶ 31). ICA §§ 18(f) and (h), 15 U.S.C. §§ 80a-18(f) and (h). In the October 1996 Prospectus at 15 (Welch Decl., Exh. A), the Trust describes this legal limit on borrowing:

> The amount of money borrowed by a Fund for leverage may generally not exceed one-third of the Fund's assets (including the amount borrowed).

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[2]Robertson Stephens Mutual Funds. *Fund Prospectus* dated August 15, 1996, Revised October 11, 1996, at 1 (the "October 1996 Prospectus"). This Prospectus is attached as Exhibit A to the Declaration of Dana K. Welch in Support of Defendants' Motion to Dismiss Complaint, August 18, 1998 (the "Welch Decl.").

[3]*See* Philippe Jorian, Big Bets Gone Bad - Derivatives and Bankruptcy in Orange County at 86-87 (Academic Press 1995).

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2. Short-Selling Involves Borrowing

The Complaint focuses on defendants' use of short-selling and the approximately $50 million in losses that resulted from this investment activity (*e.g.*, Complaint ¶¶2 & 27-55).[4] As the Second Circuit explains:

> Briefly stated, a short sale involves a customer who . . . speculates that a particular stock will go down in price and seeks to profit from that drop. The transaction begins with the customer selling stock that she does not own. The customer "borrows" the stock to be sold, typically from her broker. . . . Later -- sometimes considerably later -- the customer "covers" the short by buying identical stock and restoring it to the broker-lender. If the price of the stock declines, as the customer hopes, the customer can purchase the stock at a lower price than the one at which she sold the borrowed stock, profiting from the difference between the sale and purchase prices.

Levitin v. PaineWebber, Inc., Fed. Sec. L. Rep. (CCH) ¶ 90,286 at 91,328, 1998 U.S. App. Lexis 24400 at *3, Case No. 96-7994 (2d Cir. Sept. 29, 1998). The Trust represents that its short-selling practices will follow this pattern. October 1996 Prospectus at 13 (Welch Decl., Exh. A).

The Trust's borrowing of the security sold short creates a liability like borrowing money from a bank (Complaint ¶ 34). To illustrate, an investment company with $1,000 in assets that undertakes short-selling, to the maximum extent that it could borrow from a bank under § 18(f), would have a summary balance sheet looking something like this:

Assets		Liabilities and Share Equity	
Cash & Securities	$1,500	Due to Broker Share Equity	$500 $1,000
Total Assets	$1,500	Total Liabilities & Share Equity	$1,500

The summary balance sheet is identical to the summary balance sheet when an investment company borrows from a bank, except that the amount due is to a broker and not to a bank.

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[4]The annual report of the Trust for 1997 also indicates that an additional $200 million was lost in other investments. Because of the magnitude of the losses, given the size of The Contrarian Fund and the short time period during which the losses occurred, it may be that "leverage" contributed to these losses as well.

Because short sales are risky, the investor is required to maintain cash or securities with the broker sufficient to satisfy the liability created by the short-sale. The Second Circuit describes this practice as follows:

> Short sales are extremely risky. If the price of the stock increases, the customer must cover by using funds in excess of the proceeds from the sale. Because the price of a stock may increase very substantially, the potential losses associated with uncovered short sales are also very substantial . . . Brokers therefore demand collateral, usually by taking an amount from the customer's account equal to the security required.

Levitin, Fed. Sec. L. Rep. (CCH) ¶ 20,286 at 91,328, 1998 U.S. App. Lexis 24400 *4. The Trust represents that its short sales follow the same practice. *See* October 1996 Prospectus at 14 (Welch Decl., Exh. A) and December 20, 1996 Statement of Information at B-10 (Welch Decl., Exh. B).[5]

3. Short-Sales Create Senior Securities Because of Borrowing and Leverage

When an investment company borrows either cash from a bank or a security from a broker, it creates a liability that is subject to the ICA (Complaint ¶ 31). Section 18 of the ICA restricts the "senior securities" that an investment company may issue, making it unlawful "for any registered open-end investment company to issue any class of senior security . . . , except that [it may] borrow from any bank." In statements of policy, the SEC and its staff explain that a short sale creates a "senior security." *General Statement of Policy Regarding Securities Trading Practices of Registered*

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[5]The June 30, 1997 balance sheet that the Trust reported for The Contrarian Fund represents that the deposits for and liability of the short sales outstanding on that date were:

Assets		Liabilities and Share Equity	
Investments	$688,213,576	Short Sale Liabilities	$306,799,945
Short Sales -		Other Liabilities	49,310,909
Deposits	241,125,036		
Receivables	360,517,244	Share Equity	947,152,048
Other Receivables	13,396,649		
Total	$1,303,262,902	Total	$1,303,262,902

See 1997 2d Quarter Report for The Contrarian Fund at 16 (Exhibit A to the Declaration of Jared B. Stamell in Opposition to Defendants' Motion to Dismiss ("Stamell Decl.")).

Investment Companies, ICA Release 10666 (1979), [Current Binder] Fed. Sec. L. Rep. (CCH) ¶ 48,525 at 37,553-7. Because ICA § 18(g) defines "senior security" to mean "any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness . . .," as alleged in the Complaint, the investment company's obligation in a short-sale to replace the borrowed security sold short constitutes an obligation evidencing indebtedness that creates a senior security (Complaint ¶¶ 32-35).

B. The Complaint's Factual Allegations

The Complaint alleges that defendants' short-sales created senior securities, which evidence indebtedness other than from a bank (Complaint ¶¶ 34-35). Further, the Complaint alleges that The Contrarian Fund's short-sales positions "were 25-35% of its assets for most of 1997" (Complaint ¶ 52). Accordingly, as alleged in the Complaint, defendants violated ICA § 18(f) in two distinct ways: first, by engaging in short-sales and in creating obligations evidencing indebtedness other than from a bank, and second, by violating the provisions concerning the required 300% asset coverage for all borrowings set forth in § 18(f) (Complaint ¶ 78).

The Complaint also states that a fundamental investment restriction on The Contrarian Fund as of January 16, 1996 prohibited defendants from engaging in short-sales of securities whenever the value of all securities sold short exceeded 25% of total assets (Complaint ¶ 39). As alleged in the Complaint, defendants ignored that fundamental investment restriction without obtaining proper shareholder approval, thereby violating ICA §§ 13(a)(2) and 13 (a)(3) (Complaint ¶¶ 46, 50, 52, 72 and 75).

The Complaint also details that the Registration Statement, Prospectus, and Statement of Additional Information were contracts that defendants breached, and that defendants' conduct violated their fiduciary duty to plaintiffs (Complaint ¶¶ 57, 59, 62 and 63).

The Complaint further states that plaintiffs were harmed by defendants' wrongful conduct and seek both rescission and damages (Complaint ¶¶ 60, 65,70, 73, 76 and 79).

III. DEFENDANTS DO NOT HONOR THE RULE THAT PLAINTIFFS' ALLEGATIONS MUST BE TAKEN AS TRUE.

Defendants' statement of the governing legal standing and its argument throughout its motion fail to accept the Complaint's allegations as true. Dismissal of a complaint under Federal Rule of Civil Procedure 12(b)(6) "is improper unless 'it appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief.'" *In re Rogstad,* 126 F.3d 1224, 1228 (9th Cir. 1997), quoting *Conley v. Gibson,* 355 U.S. 41, 45-46, 78 S.Ct. 99, 101-02, 2 L. Ed.2d 80 (1957). Indeed, dismissal "is disfavored and should be granted only in 'extraordinary' cases." *Bishop v. Air Line Pilots Ass'n,* Case No. C-98-359 MMC, 1998 U.S. Dist. Lexis 11948, *15 (N.D. Cal. Aug. 4, 1998), quoting *United States v. Redwood City,* 640 F.2d 963, 966 (9th Cir. 1981). In a motion to dismiss, "[a]ll allegations of material fact in the complaint are taken as true and constructed in the light most favorable to the plaintiff." *Enesco Corp. v. Price/Costco Inc.,* 146 F.3d 1083, 1085 (9th Cir. 1988).

A district court generally considers only material contained in the pleadings in ruling on a Rule 12(b)(6) motion, but documents alleged in a complaint and whose authenticity no party questions may also be considered. *Branch v. Tunnell,* 14 F.3d 449, 454 (9th Cir.) *cert. denied*, 512 U.S.1219, 114 S. Ct. 2704, 129 L.Ed.2d 832 (1994). In interpreting such documents, however, the Court "must accept Plaintiffs' interpretation as true, unless there is no factual basis for that interpretation." *In re Stratosphere Corp. Securities Litigation,* 1 F.Supp. 2d 1096, 1110 (D. Nev. 1998).

It is on the interpretation of documents that defendants stray from the law. In a motion to dismiss, plaintiffs' interpretation of documents must be presumed true:

> While it is true that this Court may take judicial notice of certain documents at issue, and that this Court is free to interpret documents of which it takes judicial notice, Defendants are asking this Court to go beyond mere interpretation. To accept Defendants' arguments regarding the meaning of the financial data in many of the documents at issue would require this Court to resolve disputed inferences in favor of the Defendants. *This is impermissible in deciding a Motion to Dismiss.*

Id. at 1109 (emphasis added).

IV. CLAIMS UNDER THE ICA ARE PROPERLY PLEADED

A. Plaintiffs Have Standing Because The ICA Claims Are Not Derivative.

The Contrarian Fund is one of eleven mutual funds sold by Robertson Stephens Investment Trust (the "Trust"). This Trust is a "Massachusetts business trust" under Massachusetts law.[6] Complaint ¶ 8; October 1996 Prospectus at 1. While the ICA is a federal statute, "in this field congressional legislation is generally enacted against the background of existing state law [and] Congress has never indicated that the entire corpus of state corporation law is to be replaced" by federal law. *Burks v. Lasker*, 441 U.S. 471, 99 S. Ct. 1831, 1837, 60 L.Ed.2d 404 (1979). A federal court must refer to state law to determine whether a cause of action can be pleaded directly, and state law will govern unless it poses a "significant threat to any identifiable federal policy or interest . . . ." *Burks*, 99 S.Ct. at 1837-38, *quoting Wallis v. Pan American Petroleum*, 384 U.S. 63, 68, 86 S.Ct. 1301, 1304 (1966); *Kamen v. Kemper Financial Services*, 500 U.S. 90, 98, 111 S.Ct. 1171, 1717 (1991).[7]

Accordingly, in considering whether plaintiffs' ICA claims may be pleaded individually (and as a class), deference is due to the law of Massachusetts, under which their business trust is organized. Under Massachusetts law, the ICA claims are individual claims appropriate for a class action for several reasons: (1) Neither the Trust nor The Contrarian Fund is an entity that can maintain a claim under Massachusetts law, and accordingly a claim cannot be maintained derivatively on behalf of either; and (2) Defendants assert that increasing the percentage of short-sales was only disclosed in later Prospectuses, so that the damages inflicted constitute a "special injury" to a portion of The Contrarian Fund investors for which an individual claim and class pleading are recognized.

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[6] 22 Mass. Gen. Laws ch. 182, entitled "Voluntary Associations and Certain Trusts" (the "Business Trust Law").

[7] In a footnote, defendants question whether plaintiffs have a private right to enforce the ICA. (Deft. Memo. at 10, n.8.) But every court that has considered the issue has found that a private right of action exists. *See, e.g., Blatt v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 916 F. Supp. 1343, 1357 (D.N.J. 1996), analyzing §§ 44 and 47, 15 U.S.C. §§ 80a-43 and 46, and collecting cases.

1. Plaintiffs' Claims Are Not Derivative Claims Because Neither The Robertson Stephens Investment Trust Nor The Contrarian Fund Is An Entity That Can Maintain A Claim.

The Business Trust Law defines a business trust as "a trust operating under a written instrument or declaration of trust, the beneficial interest under which is divided into transferable certificates of participation or shares . . . ." 22 Mass. Gen. Laws Ch. 182, § 1. Before the Business Trust Law was amended in 1925, business trusts did not have the capacity either to sue or to be sued. *Bouchard v. First People's Trust*, 253 Mass. 351, 148 N.E. 895 (Mass. 1925) (action against a trust was dismissed, with permission to the plaintiff "to amend his writ by substituting as parties defendant the present trustees"). As it presently reads, § 6 of the Business Trust Law authorizes actions *against* business trusts "for debts and other obligations or liabilities contracted or incurred by the trustees." 22 Mass. Gen. Laws Ch. 182, § 6. Aside from this capacity to be sued, however, a business trust is not a separate legal entity. As stated by the Massachusetts Supreme Judicial Court, a business trust

> is no corporation, and not even an association, but a trust with transferable shares representing the beneficial interest. Such a trust may be sued. . . . "Save for the purpose of being sued, the trust, as distinguished from the trustee, is not made a separate legal entity."

Peterson v. Hopson, 306 Mass. 597, 612, 29 N.E.2d 140, 149 (Mass. 1940), *citing Bouchard v. First People's Trust*, *supra*, 253 Mass. 351, 148 N.E. 895 (Mass. 1925).

The Contrarian Fund is not incorporated and is neither a distinct entity nor a trust. Like other funds offered by the Trust, it is simply a series of securities that exist for purposes of an accounting allocation of assets and liabilities. October 1996 Prospectus at 24 (Welch Decl., Exh. 1.); Amended and Restated Agreement and Declaration of Trust, Art. III, § 6 (Stamell Decl., Exh. F). Unlike the Trust, The Contrarian Fund is not even subject to suit under § 6 of the Business Trust Law.[8]

The United States Supreme Court recognizes that "the term 'derivative action' . . . has long been understood to apply only to those actions in which the right claimed by the shareholder is one

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[8]The investors in each of the eleven funds may vote separately on certain matters, like holders of series of preferred shares of a corporation, but there is only one set of trustees for the Trust, who are elected by the investors in all eleven funds (October 1996 Prospectus at 18, 24-25, Welch Decl., Ex. 1).

the corporation could itself have enforced in court." *Daily Income Fund v. Fox,* 464 U.S. 523, 542, 104 S.Ct. 831, 841-42 (1984) (mutual fund investors' claim under section 36(b) of the Investment Company Act[9] is not a derivative claim because statute provides only the SEC and mutual fund shareholders the right to seek judicial enforcement). Similarly, in the context of limited partnerships the Massachusetts Supreme Judicial Court holds that "the right to maintain a derivative action can be no greater than, or different from, the right of the limited partnership to maintain the action for which relief is now sought derivatively." *Smyth v. Marshall Field, et al.*, 40 Mass. App. Ct. 625, 629, 666 N.E.2d 1008, 1010 (Mass. App. 1996).[10] The Trust is not an entity capable of maintaining the present action; there are no derivative claims on its behalf that it has the ability to bring itself.

2. Plaintiffs' Claims Are Not Derivative Claims Because They Allege Special Injury To Only A Portion Of The Contrarian Fund Investors.

The Complaint pleads claims on behalf of persons and entities who invested in The Contrarian Fund and who "were injured by the conduct alleged [t]herein" (Complaint ¶ 17). It is inappropriate to define the class on a motion to dismiss, of course, particularly when the definition is offered by the defendants. The Court may properly note, however, that defendants' derivative argument (that the injury should be seen as "not relat[ing] to plaintiff specifically, but rather to TCF as a whole" (Deft. Memo. at 8),) is undercut completely by its factual assertion that later investors in The

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[9]15 U.S.C. § 80a-35(b).

[10]Derivative claims, like the entities on whose behalf such claims are asserted, are typically creatures of statute. Equity courts were known to fashion rules permitting derivative pleading, but in the modern era the derivative claim is a *statutory* device for the assertion of an entity's right by a plaintiff who is a member or an investor. Edwin W. Hecker, Jr., *Limited Partners' Derivative Suits under the Revised Uniform Limited Partnership Act*, 33 V and. L. Rev. 343, 345 (1980).

It should be noted that Massachusetts' Uniform Limited Partnership Law was amended in 1982 to *add* provisions for derivative actions. Mass. Laws 1982, Ch. 202. If the legislature had intended derivative actions to be available for business trusts, a provision for such actions most likely would have been added to the Business Trust Law. *See Far Eastern Bank v. Jones*, 413 Mass. 654, 661, 602 N.E.2d 211 (1992) (amendment to probate law limiting trustee's personal liability did not apply to trustees of business trusts - "If the Legislature had intended the result argued for by [the trustee], a provision limiting a trustee's individual liability would most likely have been added" to the Business Trust Law).

Contrarian Fund may have been warned of increased short-selling when earlier investors were not (*Id.* at 11). If later investors received warnings about a higher degree of speculative trading that earlier investors did not receive, this Court is likely to find (for purposes of a class definition) that only those earlier investors were "injured by the conduct alleged" in the Complaint.

Defendants discuss Delaware law on the apparent assumption that Massachusetts courts would look there for guidance since Massachusetts law on derivative actions is limited. On the authority of *Houle v. Low*, 407 Mass. 810, 825-26, 556 N.E.2d 51, 59 (Mass. 1990), plaintiffs agree. Having assumed that Delaware authority applies, however, defendants cite only one case, and that for the proposition that plaintiffs' maintaining an individual claim must demonstrate an injury "directly or independently of the corporation." *Kramer w. Western Pacific Indus.*, 546 A.2d 348, 351 (Del. 1988). Defendants argue that this case governs because plaintiffs seek compensation for an injury that "falls equally and proportionately on all shareholders . . . " (Deft. Memo. at 9.) Defendants concede the inaccuracy of this characterization just a few pages later, however, when they assert that the October 1996 Prospectus and a May 1997 Prospectus were materially different in one critical representation (Deft. Memo. at 11). Those persons solicited using the October 1996 Prospectus invested based on the following language:

> [N]o fund will sell securities short if, immediately after and as a result of the sale, the value of all securities sold short by the Fund exceeds 25% of its total assets. [October 1996 Prospectus at 14 (Welch Decl. Exh. 1).]

Those solicited using the May 5 Supplement to the April 1997 Prospectus invested based on materially different language:[11]

> The Contrarian Fund may enter into short sales on securities with a value of up to 40% of the Fund's total assets . . . . To the extent the Fund enters into short sales on a substantial portion of its assets, the Fund will to that extent be exposed to the risks of short sales described above. [Complaint ¶ 46; Deft. Memo. at 11.]

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[11]Whether those solicited after May 1997 actually were given a copy of the Supplement will not be known to plaintiffs until discovery. But defendants seem to be making that assertion. Note that defendants did not provide with their motion an April 1997 Prospectus showing that it was amended pursuant to the May Supplement.

On motion for class certification, plaintiffs will define the class, and possibly sub-classes, that will take into account the different disclosure presented from time-to-time. On this motion to dismiss, however, defendants effectively concede that the injury plaintiffs allege is not one that "falls equally and proportionately on all shareholders . . ." (Deft. Memo. at 9).

Several Delaware cases decided after *Kamen* also provide authority for the conclusion that the claim here is not derivative. The contemporary formulation is referred to as the "Tri-Star Test," named after the case in which the Delaware Supreme Court articulated it, *In re Tri-Star Pictures*, 634 A.2d 319, (Del. 1993). The Delaware court provided the following test for distinguishing individual claims from derivative claims (634 A.2d at 330):

> It is well settled that the test used to distinguish between derivative and individual harm is whether the plaintiff suffered "special injury." A special injury is established where there is a wrong suffered by plaintiff that was not suffered by all stockholders generally or where the wrong involves a contractual right of the stockholders, such as the right to vote.

The Tri-Star test was applied by the Chancery Court in *Barbieri v. Swing-N-Slide*, C.A. No. 14239, 1996 Del. Ch. Lexis 46, Case No. 14239 (Del. Chancery, May 7, 1996). The Chancery Court found that the defendant corporation's directors and a majority of its shareholders

> had information regarding the [corporation's self-tender] Offer the minority public stockholders did not. . . . One group of stockholders benefitted from the selective dissemination of information while the same information was not made available to other shareholders.

Defendants' argument that a decline in share price "affected all stockholders equally" was rejected – the Court found the claim adequately pleading "special injury." 1996 Del. Ch. Lexis at *11-*13. A similar conclusion was reached in *Wiener v. The Southern Co., et al.*, C.A. No. 10525, 1992 Del. Ch. Lexis 8, Case No. 10525 (Del. Chancery Jan. 24, 1992).[12]

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[12]In *Wiener*, plaintiffs alleged that defendants' emphasis in public filings on the company's record of dividend payments misled stock purchasers as to the company's true economic condition. The Chancery Court held that relief was sought "on behalf of a discrete group of shareholders who purchased stock through the Plan during a specified period," and was not derivative. *Wiener*, 1992 Del. Ch. Lexis at *9, *13.

Kramer, the sole case cited by defendants, is one of a line of cases finding that, in applying the first prong of the Tri-Star test, claims that arise from self-dealing in corporate assets or entrenchment takeover defenses are derivative. *See In re First Interstate Bancorp Consolidated Shareholder Litigation,* C.A. No. 14623, 1988 Del. Ch. Lexis 185 at *23 (Del. Chancery, Oct. 7, 1998) (gathering cases, including *Kramer*). Here, shareholders invested based on limitations set forth in some versions of the Prospectus for The Contrarian Fund, and some shareholders suffered a wrong not suffered by others. The first prong of the Tri-Star test is satisfied.

The second prong of the Tri-Star text is equally satisfied. This case involves a contractual injury, not a corporate injury of the type contemplated by the *Kramer* and *First Interstate* line of cases.[13] *See Condec Corp. v. Lunkenheimer Co.,* 43 Del. Ch. 353, 365-66, 230 A.2d 769, 777 (1967) (Action is direct, not derivative, where "stockholder with a contractual right to assert voting control being deprived of such control by what is virtually corporate legerdemain."); *Lipton v. News Internat'l,* 514 A.2d 1075, 1078-79 (Del. Sup. Ct. 1986) (shareholder claim that corporation harmed its contractual right to vote is an individual, not a derivative action). The Complaint specifically alleges (¶ 5) that the Trust's Registration Statement, including the Prospectus and Statement of Additional Information, constitute an offer to enter into a contract that plaintiffs accepted by purchasing shares (¶ 58). These are allegations supported by statute and caselaw. Section 3(10) of the Securities Act of 1933, 15 U.S.C. § 77b(10) defines "prospectus" to include any document "that offers any security for sale." The offer is accepted and the contract formed by issuing shares. *See Van Gemert v. Boeing Co.,* 520 F.2d 1373 (2d Cir. 1975) (Defendant breached the contract in an indenture agreement, prospectus and registration statement by failing to give reasonable notice of redemption); *Franklin Life Insurance Co. v. Commonwealth Edison Co.,* 451 F. Supp. 602, 613

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[13]*See also Hammer v. Werner,* 239 A.D. 38, 265 N.Y.S. 172 (1st Dep't 1933) (former shareholder has an individual action against corporate directors who issued stock to themselves); *Witherbee v. Bowles,* 201 N.Y. 427, 95 N.E. 27 (N.Y. 1911) (same). Furthermore, "[a] shareholder who suffers an injury peculiar to itself should be able to maintain an individual action, even though the corporation also suffers injury from the same wrong." *Lipton v. News Int'l Corp.,* 514 A.2d 1075, 1079 (Del. Sup. Ct. 1986).

(S.D. Ill. 1978) *aff'd*, 598 F.2d 1109 (7th Cir. 1979) ("It is unquestioned that the redemption terms of preferred stock issues create a contract between the corporation and its stockholders"); *Truestone, Inc. v. Travelers Insurance Co.,* 55 Cal. App. 3d 165, 127 Cal. Rptr. 386 (1976) (Shareholders of a corporation named as additional insureds in a corporate liability policy have a direct action for breach of the insurer's duty of good faith).

The two prongs of the Tri-Star test are set forth with the disjunctive "or," but in this case both prongs are satisfied. Plaintiffs have pleaded an individual claim on a class basis, not a derivative claim, and defendants' derivative analysis does not support dismissal.

B. Plaintiffs' Claims Are Not Time-Barred Because Merely Filing A Document At The SEC That Never Gets Publicized Does Not Place Investors On Notice Of A Claim Or Insulate The Wrongdoer From Liability For Future Violations.

Defendants contend that a reasonable investor "would have known" or "been on notice," more than a year before this action was filed, that the Trust violated the required 300% asset coverage for borrowing or the 25% limitation on short sales (Deft. Memo. at 10).[14] But defendants fail to meet their burden to be entitled to dismissal on this notice issue. A defendant "seeking summary disposition has an extremely difficult burden to show that there exists no issue of material fact regarding notice." *SEC v. Seaboard Corp. (Admiralty Fund v. Hugh Johnson & Co.),* 677 F.2d 1301, 1309-10 (9th Cir. 1982). The issue "may be decided as a matter of law only when 'uncontroverted evidence irrefutably demonstrates plaintiff[s] discovered or should have discovered the fraudulent conduct.'" *Mosesian v. Peat, Marwick, Mitchell & Co.*, 727 F.2d 873, 877 (9th Cir. 1984); *accord, Gray v. First Winthrop Corp.*, 82 F.3d 877, 881 (9th Cir. 1996); *Nevada Power Co. v. Monsanto Co.*, 955 F.2d 1304, 1307 (9th Cir. 1992). Since defendants move to dismiss under Rule

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[14]Defendants assert that, using the analysis in *Lampf, Pleva, Prupis & Petigrow v. Gilbertson*, 501 U.S. 350 111 S.Ct. 2773, 115 L.Ed.2d 321 (1991), the proper limitations period for these violations is one year from the date on which the facts underlying the claim were or should have been discovered and no greater than three years from the violation. (Deft. Memo. at 10.) Defendants are wrong: five years is the appropriate limitations period under the *Lampf* analysis. The Court, however, need not reach this issue because, even if defendants are correct, plaintiffs filed within a year from the date they could have discovered defendants' violations.

12(b)(6), the only issue is whether plaintiffs allege that they did not know and could not have known, and this is alleged in ¶ 55.

Defendants do not -- and cannot -- argue that plaintiffs had actual notice that defendants violated the ICA. Rather, defendants assert that plaintiffs were on constructive notice. To show constructive notice, defendants must prove that there is "well known and highly publicized information which was generally available." *Mosesian v. Peat, Marwick, Mitchell & Co.*, 727 F.2d 873, 878 (9th Cir. 1984). In other words, the statute of limitations is triggered only if there are "sufficient storm warnings to alert a reasonable person to the possibility" that the cause of action has accrued. *Sterlin v. Biomune Systems*, 154 F.3d 1191, 1196 (10th Cir. 1998).

Defendants assert that plaintiffs were put on notice by two filings that the Trust made with the SEC more than a year before suit was commenced. Those filings were: (1) a prospectus that the Trust filed with the SEC in April of 1997 that omitted the 25% limitation on short sales, but did not state that the Trust had changed that limitation (the "April 1997 Prospectus"); and (2) a supplement to the April 1997 Prospectus that the Trust filed with the SEC in May of 1997 (the "May 1997 Supplement"), which stated that The Contrarian Fund "may enter into short sales on securities with a value of up to 40% of the Fund's total assets . . . ." (Deft. Memo. at 11.) This argument is fatally flawed for numerous reasons.

First, filings with the SEC alone do not constitute constructive notice as a matter of law. "[R]easonably diligent shareholders do not, as a matter of law, have a duty to examine document filings with the SEC," particularly when the filing is a prospectus intended for use in soliciting new investors, rather than providing information to existing investors. *Guenther v. Cooper Life Sciences, Inc.*, Case No. C-89-1823-MHP, 1992 U.S. Dist. Lexis 22601, * 12-13 (N.D. Cal. Apr. 7, 1992) (rejecting the argument that inquiry notice of wrongdoing existed based on SEC filings that did not include a "registration statement or prospectus mailed to investors"). Similarly, the Ninth Circuit has held that debenture holders were not put on inquiry notice by proxy statements sent to shareholders. In reversing a district court's finding that a party had been on inquiry notice, that:

> Information in public records or published by the news media may be so massive that investors will not be heard to say that they remained ignorant of the financial plight

> of the corporation involved . . . . *But situations will rarely arise when we can say that public notoriety about a corporation's financial condition is sufficiently great to charge an investor with such knowledge as a matter of law.* The defendants have pointed to no information published about [the corporation] in the news media. They have relied on statements in proxy materials sent to . . . shareholders and filed with the Securities and Exchange Commission in late 1967 and early 1968. But they have given us no sound reason why [debenture-holders] . . . should have known about any or all of these items.

Rochelle v. Marine Midland Grace Trust Co., 535 F.2d 523, 532 (9th Cir. 1976) (emphasis added); *see also Briskin v. Ernst & Ernst*, 589 F.2d 1363, 1369 (9th Cir. 1978) (plaintiffs placed on notice by a prospectus they received, but not by an earlier Form 8-K Report filed with the SEC not sent to them). The cases cited by defendants all involve far more than the two SEC filings and are simply irrelevant. *E.g.*, *City Nominees Ltd. v. Macromedia, Inc.*, [Current Binder] Fed. Sec. L. Rep. (CCH) ¶ 90,224, at 90,950 (N.D. Cal. May 18, 1998) (finding inquiry notice based on a number of factors, including precipitous decline in stock value, publication of an article in a general circulation newspaper that "alluded to virtually every element" of the complaint, and release of public documents); *In re Valence*, 987 F. Supp. at 798 (finding inquiry notice of fraud after an in-depth article published in Forbes, a general circulation national business magazine, disclosed sufficient facts); *Jablon v. Dean Witter & Co.*, 614 F.2d 677, 682 (9th Cir. 1980) (finding notice of fraud when the stock price fell precipitously and two years after defendants' prediction of a stock dividend proved false); *Winkelman v. Blyth & Co.*, 518 F.2d 530 (9th Cir. 1975) (same).

Second, it would be improper for the Court to decide the impact of the later prospectuses, particularly the April 1997 Prospectus that simply omitted reference to the 25% limitation without calling attention to the omission or pointing to what replaced it. As the Ninth Circuit has instructed, "[a] trial judge should not assign conclusive effect to such documents at the summary judgment stage when there can be a genuine difference of opinion as to their impact on a reasonable person." *Briskin v. Ernst & Ernst*, 589 F.2d at 1368.

Further, merely filing the April 1997 Prospectus and the May 1997 Supplement does not mean that, as of April or May 1997, the Trust had violated the 300% asset coverage restriction or the 25% short-sale limitation in a way giving rise to a course of action. The April 1997 Prospectus simply

omits the 25% limitation, but does not offer a different limitation and cannot reasonably be construed as notice of any violation. And the May 1997 Supplement, at best, can be construed as notice that defendants believed they *could* violate the 25% limitation at some time after May of 1997, but it says nothing about the 300% asset coverage restriction. Plaintiffs could not have brought suit until after a violation gave rise to cause of action, and even now plaintiffs have no way of knowing when this first occurred.

As set forth in the Complaint, the first indication that plaintiffs had of either violation was when the Trust filed a semi-annual report for The Contrarian Fund with the SEC on or about August 13, 1997. *(See* Complaint ¶ 50.) In that semi-annual report, defendants admit the following:

> We have increased the Fund's short position from 22.7% of the portfolio at the end of the first quarter of 1997 to approximately 26-27% currently.

Id. Since plaintiffs filed the Complaint in this action less than a year after this filing, on July 10, 1998, there is no question that their claims are timely.

<u>Third</u>, because defendants continued their wrongful conduct well after July 10, 1997, plaintiffs' claims could not possibly be time-barred. As the Supreme Court stated in *Zenith Radio Corp. v. Hazeltine Research, Inc.,* 401 U.S. 321, 338, 91 S. Ct. 795, 806, 62 L. Ed. 2d 136 (1979), "each time a plaintiff is injured by an act of the defendants a cause of action accrues to him to recover the damages caused by that act and that, as to those damages, the statute of limitations runs from the commission of the act . . . ."[15] *See also In re Multidistrict Vehicle Air Pollution,* 591 F.2d 68, 70-71 (9th Cir. 1979); *Park-In Theatres v. Paramount-Richards Theatres,* 90 F. Supp. 727 (D. Del.1950), *aff'd,* 185 F.2d 407 (3d Cir.1950) ("A civil case . . . is based upon the damage caused by the commission of the overt act and the applicable statute must run from the time of the commission of that act which is alleged to have caused the damage"). Unlike the decisions defendants cite where

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[15]The Supreme Court's pronouncement in *Zenith* was in the context of an antitrust violation but its analysis applies in all civil contexts. *See, e.g., Draper v. Coeur Rochester, Inc.,* 147 F.3d 1104 (9th Cir. 1998) (reversing district court's finding that plaintiff's Title VII claims were time-barred because genuine issues of material fact existed regarding whether the alleged hostile work environment continued into the limitations period).

the fraudulent misrepresentations occurred on a date beyond the limitations period, the wrongful conduct occurred here each time defendants invested in violation of the 300% asset coverage restriction or the 25% limitation.

Defendants concede, as they must, that plaintiffs' remaining claims are timely. Each of the remaining claims is governed by a four-year limitation period. Specifically, California Code of Civil Procedure § 337 provides for a four-year limitation period for both breach of contract and rescission claims. Under Massachusetts law, a six-year limitation period applies to breach of fiduciary duty because the "gist of actual" is contractual. *Barber v. Fox,* 36 Mass. App. Ct. 55, 632 N.E.2d 1346 (1994). Under California Code of Civil Procedure § 343, a four-year limitation period applies to breach of fiduciary duty claims. *FDIC v.McSweeney,* 976 F.2d 532, 535-36 (9th Cir. 1992); *David & Cox v. Summa Corp.,* 751 F.2d 1507, 1520 (9th Cir. 1985); *Schneider v. Union Oil Co.,* 6 Cal. App. 3d 987, 993, 86 Cal. Rptr. 315, 316 (1970); *DiGrazia v. Anderlini,* 22 Cal. App. 4th 1337, 1344, 28 Cal. Rptr. 2d 37, 41 (1st Dist. 1994).

C. ICA Violations

1. The Complaint Properly Alleges § 13(a)(2) And § 13(a)(3) Violations

Violations of §§ 13(a)(2) and 13(a)(3) are properly alleged in the Complaint.

a. Section 13(a)(2) Violations

ICA § 13(a)(2) provides:

> (a) No registered investment company shall, unless authorized by the vote a majority of its outstanding voting securities . . .
>
> > (2) borrow money, issue senior securities, underwrite securities issued by other persons, purchase or sell real estate or commodities or make loans to other persons, except in each case in accordance with the recitals of policy contained in the registration statement in respect thereto;

The Complaint alleges in the fourth claim:

> 1) The Trust is a registered investment company (Complaint at 3, ll. 12-13);
>
> 2) The Trust did not seek or obtain a vote of the shareholders for any amendment to restrictions on the issuance of senior securities (Complaint at 9-10, ll. 28, 1-2); and

3) The defendants issued senior securities in violation of the recitals of policy in the Registration Statement (Complaint at 12-13, ll. 26-28, 1-3).

A comparison of the Complaint with the statute makes clear that plaintiffs plead a claim under § 13(a)(2).

b. Section 13(a)(3) Violations

ICA § 13(a)(3) provides that:

> (a) No registered investment company shall, unless authorized by the vote a majority of its outstanding voting securities . . .
>
> > (3) . . . deviate from any investment policy which is changeable only if authorized by shareholder vote, or deviate from any policy recited in its registration statement pursuant to section 80a-8(b)(3) of this title;

The Complaint alleges in the fifth claim:

1) The Trust is a registered investment company (Complaint at 3, ll. 12-13);

2) The Trust did not seek or obtain a vote of the shareholders for any amendment to restrictions on the issuance of senior securities (Complaint at 9-10, ll. 28, 1-2);

3) The defendants issued senior securities in violation of the recitals of policy in the Registration Statement (Complaint at 12-13, ll. 26-28, 1-3); and

4) The defendants deviated from policies designated in the Registration Statements as fundamental and changeable only if authorized by shareholder vote. (Complaint at 13, ll. 7-13).

Once again, a simple comparison of the Complaint with the statute makes clear that plaintiffs plead a claim under § 13(a)(3).

c. Defendants Torture The Facts, The Language Of The Prospectus And The Precedents.

Defendants concede that the Trust "traditionally limited short-sales to no more than 25% of [The Contrarian Fund's] total assets," and that fundamental investment restrictions in the Trust's prospectus cannot be changed without a shareholders vote. But defendants then ask the Court to accept three factual assertions that plaintiffs dispute: (i) that the short-sale limitation was not a fundamental investment limitation, (ii) that the fundamental investment limitations impose no

percentage limitation on short-sales, and (iii) that the Trust made a "public announcement," in a later prospectus never circulated to plaintiffs, that short-sales could comprise as much as 40% of The Contrarian Fund's assets (Deft. Memo. at 4-5).

Defendants, in effect, demand that the Court accept their interpretation of the Registration Statement and Prospectus as correct, without any discovery or expert testimony even though plaintiffs' allegations are well-founded and their interpretations of the statute and the Prospectus is reasonable. The fundamental investment limitations were in the Registration Statement because ICA § 8(b)(1) requires them to be there. The fundamental limitations are listed in the Trust's Statement of Additional Information, accompanied by the promise that the fundamental restrictions "may not be changed without affirmative vote of a majority of the outstanding voting securities of the affected Fund." (Welch Decl., Exh. D: April 1, 1997 Statement of Additional Information at 8-17.) The "borrowing" and "senior securities" limitations state that the Trust may not:

> 7. borrow money, except from banks for temporary or emergency purposes *or in connection with otherwise permissible leverage activities,* and then only in an amount not in excess of (a) one-third of the value of The Contrarian Fund's . . . total assets . . . .
>
> 10. issue senior securities, as defined in the 1940 Act, except that this restriction shall not be deemed to prohibit the Fund from making any *otherwise permissible borrowings,* mortgages or pledges, or entering into permissible reverse repurchase agreements, and options and futures transactions . . . .

Id. (Emphasis added.) The emphasized language refers to, and incorporates by reference, borrowing and senior security activities, including the 25% limitation on short-sales and other limitations on leverage, found elsewhere in the Registration Statement, Prospectus and Statement of Additional Information, as if expressly appearing in the fundamental limitations.

The 25% limitation, and other limitations, are incorporated into the fundamental limitations on borrowing and senior securities because that is what § 8(b)(1) requires. As the SEC explains, an investment company "may reserve freedom of action with respect to any of the foregoing activities [in § 8(b)(1), including borrowing and senior securities], but in such cases shall express definitively, in terms of a *reasonable percentage* of assets to be devoted to the particular activity, or otherwise, the maximum extent to which the [investment company] intends to engage therein." *General*

Instructions to Form N1, [Current Binder] Fed. Sec. L. Rep. (CCH) ¶ 51,153 at 39,158 (emphasis added). The 25% limitation is the percentage so established for short-sales. Defendants obviously have a different interpretation of § 8(b)(1) than plaintiffs, and want to read the 25% limitation on short-sales right out of the Prospectus by claiming that it reserved the freedom of action to do so. This is an argument that was made to the SEC in 1941 and labeled then as "absurd." SEC Release IC-167, 1941 WL 7741 *3 (July 23, 1941) (attached as Exh. A hereto). The same argument now made by defendants is still "absurd" and no basis to grant a motion to dismiss.

Defendants' assertion that they made a "public announcement" that they were changing the short-sale limitation (Deft. Memo. at 5), also is contrary to what the Complaint alleges. In addition, defendants failed to show why plaintiffs should have known that they filed a prospectus amendment with the SEC (Complaint ¶¶ 46-47). Merely filing the document with the SEC did not notify investors that defendants were purporting to change the basis on which their money was being invested. The 25% limitation was part of the contract with investors and could not be changed without at least telling investors.

Defendants confuse the issue of whether plaintiffs state a claim with the assertion that they can alter fundamental policies set out in a registration statement whenever it suits them, without shareholder approval. The notion violates §§ 13(a)(2) and (3) on their face. Defendants' position is that the 25% limitation was a strategy not designated as a fundamental restriction is a mixed factual and legal issue, and not a basis to dismiss the Complaint. *See Rodney v. KPMG Peat Marwick*, 143 F.3d 1140 (8th Cir. 1998) (reversing a district court that adopted a defendant's interpretation of a prospectus "by reading the restrictions out of existence [because] [t]he record creates a genuine dispute whether some of the Fund's investments did in fact break its rules because a reasonable jury could conclude the rules were broken").

Defendants also offer a tortured interpretation of the Prospectus in an effort to make this case like two they cite. In *Krouner v. American Heritage Fund, Inc.*, 899 F.Supp. 142, 148-49 (S.D.N.Y. 1995), the § 13(a)(3) claim was dismissed because "the complaint fails to identify the particular policy or policies from which defendants purportedly deviated." But the Complaint here clearly

alleges (¶¶40, 44) that the investment restrictions on short-sales, borrowing and senior securities are the ones defendants violated.

Defendants also cite *Karpus v. Hyperion Capital Management, Inc.*, 1996 Fed. Sec. L. Rep. (CCH) ¶ 99,366 (S.D.N.Y. 1996). The prospectus in *Karpus* identified certain "investment objectives" as fundamental policies that could not be changed without shareholders approval and distinguished those objectives from all other "policies and practices" that the prospectus said could be changed without shareholders approval. The court applied a "plain meaning" analysis and concluded that a statement about managing the assets so as "to reduce sensitivity to changes in interest rates over time" in a section entitled "investment strategy" was not one of the objectives the prospectus designated as fundamental. This decision supports the need to read a prospectus carefully, but that does not help defendants' assertion that they could change the 25% limitation because the Trust's Prospectus did not permit the Trustees to change investment limitations without shareholders approval.

The fundamental investment limitations on borrowing and senior security appear in a section in the Statement of Additional Information entitled "The Funds Investment Limitations" stating that "they may not be changed without the affirmative vote of a majority of the outstanding voting securities of the affected Fund." (Welch Decl. Exh. B at B-15.) As explained above, plaintiffs' interpretation is that the 25% limitation on short-sales, and limitations on borrowing and senior securities found elsewhere in the Prospectus, are incorporated by reference into the fundamental investment limitations.

The right to change investment policies and objectives without shareholder approval is in a separate section of the Prospectus that does not contain the 25% limitation on short sales. In a section entitled "Investment Objectives and Policies," the Prospectus states that "[t]he investment policies of each Fund may, unless otherwise specifically stated, be changed by the Trustees of the Trust without shareholder approval, as may each Fund's investment objective." (Welch Decl., Exh. A at 7.) The Prospectus goes on to describe the investment policies and objectives of each of the Trust's mutual funds, including The Contrarian Fund. But then there is a separate section entitled

"Other Investment Practices and Risk Considerations." This section begins with the explanation that "[t]he Funds may also engage in the following investment *practices*, each of which involves certain special risks. The Statement of Additional Information contains more detailed information about these *practices* . . . including *limitations* designed to reduce these risks." *Id.* at 13 (emphasis added). The 25% limitation is then set forth in that section in a description of short-sales. *Id.* at 14. The limitations are not policies or objectives and are not identified as such. Unlike *Karpus*, plaintiffs' interpretation here is reasonable, and it is defendants' interpretation that is not.

2. The SEC Release To Which Defendants Refer Establish That The Trust's Short-Sales Created Senior Securities.

Next, defendants make the puzzling argument, relying exclusively on Release 10666, that plaintiffs have "completely failed to allege facts establishing that TCF issued senior securities" and that the claims of violations of ICA §§ 13(a)(2) and 18(f) should be dismissed (Deft. Memo. at 15). But contrary to defendants' position, Release 10666 makes clear that a short-sale creates a senior security. As Release 10666 states in a footnote, by reference to SEC Release IC-7221, "A short-sale involves the creation of a senior security and is therefore subject to the limitations of Section 18." Thus, the SEC's interpretation of ICA § 18(f) supports plaintiffs' pleading that:

i. Short-selling creates a senior security (Complaint ¶ 33);

ii. Short-selling involves borrowing from a broker, not a bank (Complaint ¶¶ 28, 78); and

iii. Short-selling creates investment leverage of the kind that Section 18(f) and the ICA generally was enacted to restrict (Complaint ¶ 34).

Unable to point to any deficiency in the Complaint, defendants instead offer a tortured interpretation of Release 10666, claiming that the "proper maintenance" of segregated accounts "avoids the problems the statute was designed to prevent . . ." (Deft. Memo. at 15-16). But, defendants are wrong.[16]

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[16]Even if defendants properly interpret Release 10666, this Court must nonetheless reach its own conclusion as to the statute's interpretation. As the Supreme Court points out, an administrative agency's statutory interpretation is not dispositive. *United States v. NASD,* 422 U.S. 694, 719, 95 S. Ct. 2427, 2442 (1975).

First, defendants are apparently arguing that, as long as they maintain segregated accounts, Release 10666 permits them to violate (1) ICA § 13(a)(2), by borrowing money or issuing senior securities, even if the registration statement prohibits such action and there is no shareholder approval; and (2) ICA § 18(f), by borrowing securities in an amount that would exceed the 300% asset coverage ratio. There is no basis for this perverse interpretation of Release 10666.

Second, Release 10666 does not state that maintaining segregated accounts absolves an investment company from any violation of § 18(f). Rather, the release merely states that one division of the SEC has determined that it will take no action against an investment company that maintains segregated accounts:

> In circumstances involving similar economic effects [created by investment leverage], such as short sales of securities by investment companies, the Division of Investment Management has determined that the issue of compliance with Section 18 will not be raised with the Commission by the Division if the investment company "covers" senior security by establishing and maintaining certain "segregated accounts."[17]

Release No. 10666. Further, even if the maintenance of segregated accounts avoids an SEC enforcement action, it does not insulate defendants from a private action to enforce § 13(a) or § 18(f) if they lose money by creating senior securities through short-selling in a manner contrary to undertakings in the Prospectus and the restrictions in the ICA.[18]

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[17]In 1995, the Trust obtained a no-action letter from the SEC Division of Investment Management that the Division "would not recommend that the Commission take enforcement action under Section 18(f) of the 1940 Act if a Fund that engages in short selling maintains [segregated accounts]" However, the SEC has made clear that any regulatory interpretation expressed by its staff in a no-action letter "do not constitute an official expression of the Commission's views," nor do they constitute rulings binding on any party, including the Commission or plaintiffs in this case. *See* 17 C.F.R. § 202.1(d) (1997); *Monthly Publication of List of Significant Letters Issued by the Division of Corporation Finance*, SEC Rel. No. 5691, 41 F.R. 13,682 (1976).

[18]Defendants' argument seems to be that posting collateral somehow eliminates the liability to the broker from borrowing securities in a short-sale. This argument is misguided, as anyone who collateralizes his or her purchase of a house with a mortgage knows. The collateral does not eliminate the very real liability of the loan.

Third, defendants' reliance on Release 10666 does not "dispose of" plaintiffs' claims as defendants claim (Deft. Memo. at 15-16). Rather, at most, it creates an argument that defendants may try to prove at trial.

3. The Complaint Establishes Loss Causation

Defendants claim that there is no showing of loss causation in the Complaint. But they ignore several paragraphs of the Complaint. Paragraph 53 pleads:

> The January 30, 1998 annual report disclosed that in the fourth quarter and twelve month period ended December 31, 1997, the Fund suffered serious losses, reporting returns of -22.19% and -29.51% respectively. *Sixteen percent of the loss was attributed to short sales and positions in S&P options.* (Emphasis added).

Paragraph 50 alleges that on June 30, 1997, more than 25% of The Contrarian Fund's assets were in short-sales, increasing from 22.7% to 26-27%. Paragraph 52 alleges that as of December 31, 1997, The Contrarian Fund's short-sales positions were 25% to 35% of its assets for most of 1997. (Complaint at 10, ll. 13-16.)

Defendants argue that these allegations showing losses from short-sales and that short-sales exceeded 25% are "irrelevant," but then concede that there is an issue whether The Contrarian Fund could properly exceed the 25% limitation. (Deft. Memo at 17.) Plaintiffs have pleaded that The Contrarian Fund exceeded 25% in short-sales positions, that 16% of the losses were attributable to short-sales, and that it was damaged, *i.e.* loss causation on the facts. The issue defendants concede is one appropriate for trial.

4. The Trust Is An Investment Company Directly Liable Under The ICA And The Other Defendants Are Liable As A Result Of ICA § 48, Which Makes It Unlawful To Cause An Investment Company To Violate The ICA.

Defendants recognize that an investment company is liable for violations of § 13(a) and § 18(f). *See* Deft. Memo at 18, citing *Krouner*. But defendants question the basis for liability by anyone else.[19] Section 48(a) of the ICA deals with this question:

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[19]Defendants recognize that § 13(a) claims have proceeded against investment advisors and other defendants that are not investment companies, and distinguish those cases as ones in which the defendants did not challenge the basis for ICA liability. (Deft. Memo. at 18 n.5.) But cases like *Blatt v. Merrill Merrill Lynch, Pierce, Fenner & Smith Inc.*, 916 F. Supp. 1345 (D.N.J. 1996), which

(a) Procurement. It shall be unlawful for any person, directly or indirectly, to cause to be done any act or thing through or by means of any other person which it would be unlawful for such person to do under the provisions of this title or any rule, regulation, or order thereunder.

Section 48 makes *any person* who causes an unlawful transaction by an investment company liable to its shareholders. *ML-Lee Acquisition Fund II, L.P.*, 848 F.Supp. 527, 545 (D.C. Del. 1994) (persons who controlled companies could be liable to fund investors under § 48 for causing unlawful transactions between funds and affiliates); *Jerozal v. Cash Reserve Management, Inc.*, 1982 WL 1363 at *6 (S.D.N.Y. August 10, 1982) (various controlling or dominating directors of investment fund liable under § 48). Tellingly, in *Krouner v. American Heritage Fund, Inc.*, 1996 U.S. Dist. Lexis 9783 (S.D.N.Y. 1996), the district court issued a decision after the decision cited by defendants, denying a motion to dismiss § 13(a)(3) claims against corporate officers based on § 48.

The Complaint alleges (¶ 54) that each of the defendants "controlled and participated, directly and indirectly, in the investment decisions of The Contrarian Fund." These allegations, supplemented by the public filings defendants urge the Court to consider, plead a basis for liability against each defendant as follows:

a. The Trust

The Trust is a Massachusetts business trust. As alleged in the Complaint and stated in the Trust's proxy statements, "[t]he shares of the Trust are divided into twelve series," and The Contrarian Fund is one series. *See* March 13, 1997 Amended and Restated Agreement and Declaration of Trust (Stamell Decl., Exh. F). The business of the Trust is "a managed investment company registered under the ICA through one or more portfolios invested primarily in securities." *Id.* at 5. Based on the Trust's Massachusetts and SEC filings, The Contrarian Fund is not an entity

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eventually settled for more than $70 million, are hard fought. *See* "Merrill Lynch Settles Fund Suit For $70-Plus Million," Derivatives Lit. Rptr. (10/16/97). If firms like Merrill Lynch thought that the ICA liability was limited to an investment company, they would raise the issue. The reason no defendant makes the argument is because § 48 makes it impossible for an investment adviser or portfolio manager to win.

separate from the Trust. The Trust is the investment company that is directly liable for violations of the ICA. *See* Section IV(A)(1) at pp. 8-9 above.

b. G. Randall Hecht

Defendant G. Randall Hecht is a trustee of the Trust. He is also president and chief executive of entities that control the Trust's investments. (Complaint ¶ 15.) The Trustees, including Mr. Hecht, are responsible for overseeing the conduct of the Trust's business. (Complaint ¶ 9.) Moreover, as a Massachusetts business trust, "[t]itle to all of the assets of the Trust shall at all times be considered as vested in the Board of Trustees." Mr. Hecht therefore owned the investments purchased with the shareholders' monies. *See* Declaration of Trust at 15 (Stamell Decl., Exh. F).

c. Robertson Stephens Company Investment Management, L.P.

Defendant Robertson, Stephens & Company Investment Management, L.P. ("RSIM, L.P.") is a California limited partnership. (Complaint ¶ 10.) Defendant Robertson, Stephens & Company, Inc. ("RS&Co.") is identified in the April 1, 1997 Trust Prospectus as its general partner:

> The general partner of Robertson, Stephens & Company Investment Management, L.P. is Robertson, Stephens & Company, Inc.

See April 1, 1997 Trust Prospectus (Welch Decl., Exh. C).

The Complaint alleges that under investment advisory agreements with the Trust, the investment advisers determined the securities purchased or sold by The Contrarian Fund, and that the advisers were required to make these determinations in conformity with the Trust's Registration Statement and The Contrarian Fund's Prospectus and Statement of Additional Information. (Complaint ¶ 11.) The Complaint alleges that RSIM, L.P. were the Trust's investment advisors (Complaint ¶ 10), and that RS &Co. was a general partner of RSIM, L.P. and the Trust's principal underwriter (Complaint ¶ 12).

d. **Robertson, Stephens Investment Management, Inc.**

The Complaint alleges that defendant Robertson, Stephens Investment Management, Inc. ("RSIM, Inc.") was one of the Trust's investment advisers. (Complaint ¶ 10.)[20] Defendants point to statements by the Trust indicating that RSIM, Inc. had a more limited role, but this raises a fact issue for discovery, not a basis to dismiss.

e. **Paul H. Stephens**

The Trust is named for defendant Paul H. Stephens. Until a recent demotion, he was the individual who managed The Contrarian Fund. The April 1, 1997 Trust Prospectus at 19 describes Mr. Stephens as follows:

> Paul H. Stephens has served as The Contrarian Fund's portfolio manager since its inception in June 1993. He is a founder of Robertson, Stephens & Company LLC. In addition to managing public investment portfolios for individuals since 1975, Mr. Stephens has acted as the firm's Chief Investment Officer since 1978.

As portfolio manager, Mr. Stephens was directly responsible for violation of the prospectus and the statute alleged in the Complaint.

As shown above, there is ample basis to plead § 48 liability against each defendant.

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[20]Defendants find naming RSIM, Inc. a defendant "baffling" on the grounds that "that entity acted as an investment adviser to a completely different fund, the Emerging Growth Fund." (Deft. Memo. at 19.) But the investment advisory duties of both RSIM, Inc. and RSIM L.P. are described more generally in proxy statements:

> RSIM, L.P. and RSIM, Inc. provide investment advisory services to the Funds pursuant to Investment Advisory Agreements currently in effect between the Funds and them (the "Existing Agreements"). Under the Existing Agreements, RSIM, L.P. and RSIM, Inc. determine the composition of the Funds' portfolios, the nature and timing of the changes to the Funds' portfolios, and the manner of implementing such changes. RSIM, L.P. and RSIM, Inc. also (a) provide the Funds with investment advice, research, and related services for the investment of their assets, subject to the supervision and direction of the Board of Trustees; (b) pay all of the Trust's executive officers' salaries and expenses; (c) pay all expenses incurred in performing their investment advisory duties under the Agreements; and (d) furnish the Funds with office space and certain administrative services . . .

August 20, 1997 Proxy Statement at 11 (Stamell Decl., Exh. E.)

V. THE COMPLAINT PROPERLY STATES CLAIMS FOR BREACH OF CONTRACT AND FIDUCIARY DUTY.

A. The Complaint Alleges A Contract Embodied In The Prospectus And A Breach Of The Prospectus.

1. The Contract Is Between The Trust And Individual Shareholders So That Claims Based Upon The Prospectus Are Not On Behalf Of The Contrarian Fund.

Defendants reprise their assertion that plaintiffs' claims are derivative in nature against state law claims, but the Trust's prospectus is a contract. *Franklin Life v. Commonwealth Edison, supra,* ("It is unquestioned that the redemption terms of preferred stock issues [set out in the prospectus] create a contract between the corporation and its stockholders."); *Van Gemert v. Boeing, Inc., supra,* ("Provisions in a debenture, the indenture agreement, prospectus, registration statement and NYSE listing agreement dealing with redemptions created [t]he duty of reasonable notice [that] arises out of the contract between Boeing and the debenture holders, pursuant to which Boeing was exercising its right to redeem the debentures"). Plaintiffs' breach of contract claim is an individual action they have standing to bring.

2. The Complaint Properly Alleges Breach Of Contract And A Right To Rescind.

Defendants assert that "plaintiff has failed to establish [the four] essential elements [of a breach of contract claim]." (Deft. Memo. at 20.) The four elements plaintiffs pleaded are:

(1) "the existence of a contract"; *see* Complaint ¶¶ 57-58 alleging that the Trust's Registration Statement, Prospectus and Statement of Additional Information constitute a contract;

(2) "plaintiffs' performance of excuse of non-performance under the contract"; *see* Complaint ¶ 58 alleging that plaintiffs and the other members of the class performed the contract by purchasing shares in the Trust;

(3) "defendants' breach of contract"; *see* Complaint ¶ 59 alleging that defendants breached by engaging in short-sales and other leverage-creating transactions in violation of the restrictions in the contract alleged; and

(4) "damages to the plaintiffs suffered as a result"; *see* Complaint ¶ 60 alleging damages and ¶ 3 alleging that 16% of a quater billion dollar loss was attributed by defendants to short-sales and positions in S&P put options.

The Complaint thus alleges each element of a breach of contract action that defendants cite.

Defendants' real complaint is not about the sufficiency of the pleading, but rather the theory of plaintiffs' case. Defendants assert that "plaintiff has completely failed to establish that [The Contrarian Fund] improperly deviated from its fundamental restrictions." (Deft. Memo. at 20.) Defendants do not dispute that they violated the 25% restriction on short-sales. What defendants want this Court to accept on faith is that they had the right to change the short-sale percentage restriction in the prospectus without a shareholders vote, without prior notice, without subsequent notice, and without any publicity. As a matter of contract, plaintiffs were entitled to at least notice. *Van Gamert v. Boeing, supra.*

Plaintiffs also are entitled to rescission where, as here, there is a failure of consideration. *see In re Amica, Inc.*, 135 B.R. 534 (Bankr. N.D. Ill. 1992) (failure of consideration where defendant failed to make royalty payments as provided for in contract and lacked the financial stability and capacity to market product as warranted). Contrary to defendants' assertions, a separate cause of action exists under California Civil Code § 1689(b) for rescission. *See e.g., Tippett v. Terich,* 37 Cal. App. 4th 1517, 1536 (4th Div. 1995) ("as a matter of pleading, the court erred because a cause of action for rescission was available to plaintiff"). Moreover, the ICA also provides for rescission. *See* 15 U.S.C. § 80a-46(b)(2).

B. Plaintiffs Have Properly Alleged a Claim for Breach of Fiduciary Duty

Despite defendants' assumption otherwise, Massachusetts law applies to plaintiffs' breach of fiduciary claims. *See* Trust Agreement, Stamell Decl., Exh. F at 22. Nevertheless, plaintiffs properly allege a claim for breach of fiduciary duty under both California and Massachusetts law.

First, plaintiffs allege facts indicating that each of the defendants owe plaintiffs a fiduciary duty. Both Delaware and California courts recognize that a fiduciary duty exists whenever "one reposes faith, confidence, and trust in another's judgement and advice." *The Van Brode Group, Inc. v. Bowditch & Dewey,* 36 Mass. App. Ct. 509, 633 N.E.2d 424 (1994); *Laker v. Freid,* 854 F. Supp. 923, 927 (D. Mass. 1994); *Stevens v. Marco,* 147 Cal. App. 2d 357, 372 (1956) (a "fiduciary relationship is created whenever "trust and confidence is reposed by one person in the integrity and

fidelity of another."); *LaMonte v. Sanwa Bank California,* 45 Cal. App. 4th 509, 517, 52 Cal. Rptr. 2d 861 (1996); *Bacon v. Soule,* 19 Cal. App. 428 (1912).

Whether such a relationship exists is a question of fact. *Laker,* 854 F. Supp. at 927; *Savoy v. White,* 139 F.R.D. 265, 267-68 (D. Mass. 1991). Plaintiffs here allege that defendants were either the investment advisor, trustee, fund manager, officer or director of the Fund. Complaint ¶¶ 8-16. As such they controlled, managed and participated in the investment decisions for The Contrarion Fund. Complaint ¶¶ 1, 8-16, 54.

Moreover, it is well established under both Massachusetts and California law that a trustee owes the beneficiaries of the trust a fiduciary duty. *See e.g., Webb v. IRS,* 15 F.3d 203, 207 (1st Cir. 1994); *Moeller v. Superior Court,* 16 Cal. App. 4th 1124, 1133-34, 69 Cal. Rptr. 2d 317 (1997) ("A trust is a fiduciary relationship with respect to property in which the person holding legal title to the property -- the trustee -- has an equitable obligation to manage the property for the benefit of another -- the beneficiary."); *Van de Kamp v. Bank of America National Trust Savings Ass'n,* 204 Cal. App. 3d 819, 834,251 Cal. Rptr. 530 (2d Dist. 1988) ("A trustee is duty bound to administer its trust solely in the interests of the beneficiary. ... The trustee may not wield its power for its own 'aggrandizement, preference, or advantage' to the exclusion or detriment of the beneficiary.").

Second, as discussed above, plaintiffs allege that defendants breached their fiduciary duties by exceeding the 25% limitation in the SEC rules and the ICA.

Third, plaintiffs allege that defendants' breaches of fiduciary duty caused plaintiffs' damages. Complaint ¶ 65. More specifically, plaintiffs allege that "the assets of The Contrarian Fund decreased by more than 60% from the end of 1996" and that "a substantial part of the decrease was the result of losses caused by the use of short-sales and other investment techniques that leveraged the net assets of The Contrarian Fund in violation of contractual restrictions." Complaint ¶ 2. As a result of the decrease in the Fund value, plaintiffs suffered losses. Complaint ¶¶ 6, 65. Under both California and Massachusetts law, causation is a question of fact for the jury.[21] *See e.g., Hovem v.*

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[21]Defendants' reliance upon *Wiener v. Mitchell, Silberberg & Knupp,* 114 Cal. App. 3d 39, 170 Cal. Rptr. 533 (1980), is misplaced. The court dismissed the claims at the pleading stage only

Manhattan Beach City School Dist., 22 Cal. 3d 508, 520, 150 Cal. Rptr. 1 (1978); *Harlow v. Chin*, 1989 Mass. LEXIS 417, Case No. 4756, * 7 (Nov. 29, 1989).

Defendants erroneously contend that plaintiffs have the "burden of overcoming the 'powerful' presumption afforded by the business judgment rule that defendants' alleged actions were the product of 'sound business judgment.'" Deft. Memo. at 23. In reality, the business judgment rule is an affirmative defense for which defendants bear the burden of proof. *E.g., Resolution Trust Corp. v. Gladstone,* 895 F. Supp. 356, 369 (D. Mass. 1995); *SEC v. Keating,* 1992 U.S. Dist. Lexis 14630, * 12, [1992 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 96,906 (C.D.Cal. 1992).

Moreover, defendants are not protected by the business judgment rule for two reasons. First, since the business judgment rule only protects officers and directors of corporate entities it does not apply here. *Howard v. Shay,* 100 F.3d 1484, 1489 (9th Cir. 1995) ("[w]e agree that the district court exhibited some confusion over the correct articulation of the prudent man standard. The business judgment rule is a creature of corporate, not trust, law.").[22] Both Delaware and California apply the prudent man standard to claims for breach of fiduciary duty. *See Howard,* 100 F.3d at 1489; 14C Massachusetts Practice, Trusts, (3d ed. 1996) §21,112 at 447.

Second, even assuming the business judgment rule does apply, the motion should still be denied. The business judgment rule is not absolute; it is merely a presumption that the directors' decisions were based on sound judgment. *Gladstone,* 895 F. Supp. at 369; *Gaillard v. Natomas Co.,* 208 Cal. App. 3d at 1263-64, 256 Cal. Rptr. 702 (1989). It does not shield directors from liability for decisions made in bad faith, without due care or in violation of law. *See e.g., Gladstone,* 895 F. Supp. at 369 ("the Rule is not without limits, limits framed by the concepts 'due care' and 'good faith'"); *Keating,* 1992 U.S. Dist. Lexis 14630, * 12. This is particularly true where, as here,

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because the causation issue was rendered moot by the doctrine of collateral estoppel. *Wiener,* 114 Cal. App. 3d at 48 ("[t]he issue of the proximate causation of plaintiff's federal indictment is precluded in this litigation by its implicit prior determination in the federal criminal litigation.").

[22]Each of the cases which defendants cite to involves the liability of a director of a corporation. *See e.g. Rales v. Blashand,* 634 A.2d 927 (Del. 1993), is a demand futility case.

defendants were acting beyond the scope of their authority. *Burt v. Irvine,* 237 Cal. App. 2d 828, 852, 47 Cal. Rptr. 392 (1st Dist. 1965) (rule does not apply to ultra vires acts). Plaintiffs here have alleged that defendants violated the law and "acted willfully and with conscious disregard for the rights of plaintiffs and members of the Class." Complaint, ¶ 64. Accordingly, at most, the business judgment rule raises a question of fact for the jury. *Gladstone,* 895 F. Supp. at 369; *Gaillard,* 208 Cal. App.3d at 1267-68.

VI. CONCLUSION

For the reasons stated above, defendants' motion to dismiss should be denied. To the extent the Court concludes there is any defect in the Complaint, plaintiffs will want to amend the Complaint as of right under Rule 15(a) of the Federal Rules of Civil Procedure to eliminate it.

Dated: November 12, 1998

BERMAN DEVALERIO PEASE & TABACCO

By: 
Nicole Lavallee

Joseph J. Tabacco, Jr.
425 California Avenue, Suite 2025
San Francisco, California 94104
(415) 433-3200

Jared B. Stamell
Richard J. Schager, Jr.
STAMELL & SCHAGER, LLP
One Liberty Plaza, 35th Floor
New York, New York 10006-1404
(212) 566-4047

Christopher Lovell
LOVELL & STEWART, LLP
500 Fifth Avenue
New York, New York 10110
(212) 608-1900

Of Counsel:

Lisa C. Cohen
SCHINDLER COHEN & HOCHMAN, LLP
One Liberty Plaza, 35th Floor
New York, New York 10006-1404
(212) 693-1700

TOWER C. SNOW JR. (State Bar No. 58342)
KEVIN P. MUCK (State Bar No. 120918)
JANE ROWEN (State Bar No. 162455)
ROBIN J. REILLY (State Bar No. 191579)
BROBECK, PHLEGER & HARRISON LLP
Spear Street Tower
One Market
San Francisco, California 94105
Telephone: (415) 442-0900
Facsimile: (415) 442-1010

Attorneys for Defendants

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

CARY AND DENISE LAPIDUS LIVING TRUST, on behalf of itself and all others similarly situated,,

Plaintiff,

v.

G. RANDALL HECHT; PAUL H. STEPHENS; ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.; ROBERTSON STEPHENS & COMPANY, INC.; and ROBERTSON, STEPHENS INVESTMENT MANAGEMENT, INC.,

Defendants.

Case No. C-98-03130 MMC

CLASS ACTION

DEFENDANTS' REPLY BRIEF IN SUPPORT OF MOTION TO DISMISS

Date: December 18, 1998
Time: 9:00 a.m.
Place: Courtroom 2
The Hon. Maxine M. Chesney

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TABLE OF CONTENTS

Page

I. INTRODUCTION 1

II. PLAINTIFF CONCEDES IT HAS NO STANDING 1

III. PLAINTIFF IS IMPROPERLY ATTEMPTING TO ASSERT CLAIMS WHICH ARE DERIVATIVE IN NATURE 1

A. Plaintiff Is Undeniably Seeking Redress For Alleged Injury to the Trust, Not Distinct Damages Suffered by an Individual Shareholder 1

1. The Alleged Damages Were Suffered By All Shareholders Generally 3

2. The Alleged "Wrong" Does Not Involve a Contractual Right 4

B. Contrary to Plaintiff's Suggestion, There Is No Prohibition Against Bringing a Derivative Claim on Behalf of a Business Trust 5

IV. PLAINTIFF HAS FAILED TO DEMONSTRATE THAT ITS CLAIMS UNDER THE 1940 ACT ARE TIMELY 6

V. THE COMPLAINT DOES NOT ALLEGE ANY VIOLATION OF THE 1940 ACT 10

A. Plaintiff Is Unable to Identify Any Facts or Legal Authority Suggesting that the Trust Was Prohibited from Increasing the Allowable Amount of Short Sales 10

B. Plaintiff's Argument that the Trust Improperly Issued "Senior Securities" Has No Legal or Factual Basis, and Has Been Rejected by the SEC 13

C. Plaintiff's Opposition Confirms the Absence of Loss Causation 15

D. Plaintiff Has Not Stated Any Facts Sufficient to Show that Each Defendant Is Liable Under the 1940 Act 16

VI. PLAINTIFF HAS FAILED TO DEMONSTRATE THAT ITS STATE-LAW CLAIMS CAN SURVIVE A MOTION TO DISMISS 18

A. The Complaint Provides No Basis for a Claim of Breach of Contract or Rescission 18

B. Plaintiff Cannot Salvage the Fiduciary Duty Claim 19

VII. CONCLUSION 21

SFRLIB1\KPM\
5156967.01(32J5301I.DOC

TABLE OF AUTHORITIES

Page(s)

Cases

Barbieri v. Swing-N-Slide Corp.,
C.A. No. 14239, 1996 Del. Ch. LEXIS 46, at *11-12 (Del. Ch. May 7, 1996) 3

Blatt v. Merrill Lynch, Pierce, Fenner & Smith Inc.,
916 F. Supp. 1343 (D.N.J. 1996) 7, 10

Burt v. The Irvine Co.,
237 Cal. App. 2d 828, 47 Cal. Rptr. 392 (1965) 21

Cairns v. Franklin Mint Co.,
---F. Supp. 2d---, No. CV 98-3847 RAP BQRX,
1998 WL 762635 (C.D. Cal. Oct. 16, 1998) 16

Clegg v. Cult Awareness Network,
18 F.3d 752 (9th Cir. 1994) 16

Cohen v. U.S. Trust Securities Corp.,
311 Mass. 152, 40 N.E.2d 282 (1942) 6

Condec Corp. v. Lunkenheimer Co.,
230 A.2d 769 (Del. Ch. 1967) 4

Cook v. Avien, Inc.,
573 F.2d 685 (1st Cir. 1978) 7

Cumis Ins. Soc., Inc. v. Citibank, N.A.,
921 F. Supp. 1100 (S.D.N.Y. 1996) 7

Daily Income Fund, Inc. v. Fox,
464 U.S. 523, 104 S. Ct. 831 (1984) 6

Draper v. Coeur Rochester, Inc.,
147 F.3d 1104 (9th Cir. 1998) 10

Eldridge v. Tymshare, Inc.,
186 Cal. App. 3d 767, 230 Cal. Rptr. 815 (1986) 21

Franklin Life Ins. Co. v. Commonwealth Edison Co.,
451 F. Supp. 602 (S.D. Ill. 1978), *aff'd*,
598 F.2d 1109 (7th Cir. 1979) 18

Friedlob v. Trustees of the Alpine Mut. Fund Trust,
905 F. Supp. 843 (D. Colo. 1995) 7

Gaillard v. Natomas Co.,
208 Cal. App. 3d 1250, 256 Cal. Rptr. 702 (1989) 21

Green v. Fund Asset Mgmt., L.P.,
19 F. Supp. 2d 227 (D.N.J. 1998) 10

Greenspun v. Lindley,
36 N.Y.2d 473, 330 N.E.2d 79, 369 N.Y.S.2d 123 (1975) 6

Hasan v. Clevehurst Realty Investors,
548 F.Supp. 1146 (N.D. Ohio 1982) 6

Herm v. Stafford,
663 F.2d 669 (6th Cir. 1981) 16

Howard v. Shay,
100 F.3d 1484 (9th Cir. 1995), *cert. denied*, 117 S. Ct. 1838 (1997) 20

In re Alliance North American Gov't Income Trust, Inc. Sec. Litig.,
No. 95 CIV. 0330 LMM, 1996 WL 551732 (S.D.N.Y. Sept. 27, 1996) 17

In re First Interstate Bancorp Consolidated Shareholder Litig.,
Cons. C.A. No. 14623, 1998 Del. Ch. LEXIS 185 (Del. Ch. Aug. 11, 1998) 2

In re Gupta Corp. Sec. Litig.,
900 F. Supp. 1217 (N.D. Cal. 1994) 11

In re Hathaway Ranch Partnership,
127 B.R. 859 (C.D. Cal. 1990) 19

In re Multidistrict Vehicle Air Pollution v. General Motors Corp.,
591 F.2d 68 (9th Cir. 1979) 10

In re Prudential Ins. Co. of America Sales Practice Litig.,
975 F. Supp. 584 (D.N.J. 1996) 7

In re Tri-Star Pictures, Inc. Litig.,
634 A.2d 319 (Del. 1992) 2, 3, 4

In re Valence Tech. Inc. Sec. Litig.,
987 F. Supp. 796 (N.D. Cal. 1997) 9

In re Vento Dev. Corp.,
560 F.2d 2 (1st Cir. 1977) 5

Jablon v. Dean Witter & Co.,
614 F.2d 677 (9th Cir. 1980) 9

Karpus v. Hyperion Capital Management, Inc.
[1996 Transfer Binder] Fed. Sec. L. Rep. (CCH)
¶ 99,366 (S.D.N.Y. Nov. 18, 1996) 11, 12

Katz v. Halperin,
No. 13811, 1996 WL 66006
(Del. Ch. Feb. 5, 1996) 2

King v. Douglass,
973 F. Supp. 707 (S.D. Tex. 1996) 14

Kramer v. Western Pac. Indus., Inc.,
546 A.2d 348 (Del. 1988) 1, 2, 4, 18

Krouner v. American Heritage Fund, Inc.,
899 F. Supp. 142 (S.D.N.Y. 1995) 12

Lee v. Interinsurance Exchange,
50 Cal. App. 4th 694, 57 Cal. Rptr. 2d 798 (1996) 8, 20

Lipton v. News Int'l, Plc,
514 A.2d 1075 (Del. 1986) 4

Litman v. Prudential-Bache Properties, Inc.,
611 A.2d 12 (Del. Ch. 1992) 19

Morrison v. Lennett,
415 Mass. 857, 616 N.E.2d 92 (1993) 5

Omni Financial Corp. v. Cohen,
No. 91 CIV 6837 (RO) (THK), 1994 WL 97125 (S.D.N.Y. Mar. 22, 1994) 7, 8, 9, 15

Park-In Theatres, Inc. v. Paramount-Richards Theatres, Inc.,
90 F. Supp. 727 (1950) 10

Peterson v. Hopson,
306 Mass. 597, 29 N.E.2d 140 (Mass. 1940) 6

Resolution Trust Corp. v. Gladstone,
895 F. Supp. 356 (D. Mass. 1995) 21

Richard P. v. Vista Del Mar Child Care Service,
106 Cal. App. 3d 860, 165 Cal. Rptr. 370 (1980) 19

Richardson v. Clarke,
372 Mass. 859, 364 N.E.2d 804 (1977) 5

Rottenberg v. Pfeiffer,
59 A.D.2d 756, 398 N.Y.S.2d 703 (1977) 6

Seidel v. Lee,
954 F. Supp. 810 (D. Del. 1996) 8, 10

Smyth v. Marshall Field, Fifth,
40 Mass. App. Ct. 625, 666 N.E.2d 1008 (1996) 6

Swartz v. Sher,
344 Mass. 636, 184 N.E.2d 51 (1962) 6

Toombs v. Leone,
777 F.2d 465 (9th Cir. 1985) 7

Tracy v. Curtis,
10 Mass. App. Ct. 10, 405 N.E.2d. 656 (1980) 5

United Med. Management Ltd. v. Gatto,
49 Cal. App. 4th 1732, 57 Cal. Rptr. 2d 600 (1996) 5

Van Gemert v. Boeing, Inc.,
520 F.2d 1373 (2d Cir.), *cert. denied*, 423 U.S. 947 (1975) 18

Vu v. California Commerce Club, Inc.,
58 Cal. App. 4th 229, 68 Cal. Rptr. 2d 31 (1997) 19

Waldman v. Carey,
82 F.R.D. 469 (E.D. Pa. 1979) 6

Weiner v. The Southern Co.,
Civ. Action No. 10525, 1992 Del. Ch. LEXIS 8 (Del. Ch. Jan. 24, 1992) 4

Westlands Water Dist. v. U.S. Dept. of Interior,
850 F. Supp. 1388 (E.D. Cal. 1994) 11

Zenith Radio Corp. v. Hazeltine Research, Inc.,
401 U.S. 321 (1971) 10

Statutes

Cal. Civ. Code
§3300 19

Cal. Code. Civ. Proc. §369.5(a) 5

Cal. Corp. Code
§170 5
§171 5
§2105 5

Fed. R. Civ. P. §17(b) 5

Investment Company Act of 1940 .... *passim*

Massachusetts General Laws Ch. 182, §6 5

Securities Act of 1933 .... 7, 17
§ 11 7
§ 12(2) 7

Securities Exchange Act of 1934 .... 7, 17
§ 10(b) 7

Other Authorities

Dreyfus Strategic Investing (No-Action Letter, June 22, 1987), 1987 WL 108242,
[1987 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 78,472 .... 13, 14

Division of Investment Management (No-Action Letter, December 12, 1992), 1992
WL 380323, [1992-1993 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 77,014 13

Marsh, Harold, Jr., et al., *California Corporation Law* Section 15.17, Vol. 2, 3d ed. (Aspen Law & Business, 1990) 19

Merrill Lynch Asset Management, L.P. (SEC No-Action Letter, July 2, 1996), 1996 WL 429027 .... 7, 14

R. Weil & I. Brown, *Civil Procedure Before Trial*, §2:123.1 (The Rutter Group 1998) 5

Robertson Stephens Investment Trust (SEC No-Action Letter, Aug. 24, 1995), 1995 WL 518782 .... 2, 14

SEC Release IC-167, 1941 WL 7741 (July 23, 1941) 11

SEC Release No. IC-10666, 1979 WL 22127 (Apr. 18, 1979) 13

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I. INTRODUCTION

In their moving papers, defendants demonstrated that the Complaint ("Comp.") in this action is deficient in numerous respects -- each of which justifies dismissal. Plaintiff Cary and Denise Lapidus Living Trust ("plaintiff") has filed its Memorandum in Opposition to Defendants' Motion to Dismiss ("Opp.") which fails to rebut any of these points. Indeed, unable to address either the authorities or analysis contained in the moving papers, plaintiff offers up a series of meritless arguments designed to confuse the issues before this Court. As discussed below, plaintiff's diversionary tactics cannot salvage its purported claims under the Investment Company Act of 1940 ("1940 Act") or its alleged state-law causes of action.

II. PLAINTIFF CONCEDES IT HAS NO STANDING

Defendants have shown that plaintiff, as a living trust, is not a party entitled to bring or maintain this lawsuit. Plaintiff blithely concedes this point at the outset of its papers (Opp. at 1 n.1), making no effort to justify bringing a lawsuit which suffers from such an elemental (and obvious) deficiency. Although defendants submit that the Complaint should be dismissed based on the numerous substantive defects apparent from the face of the pleading, plaintiff's admitted lack of standing illustrates how ill-considered this action is.

III. PLAINTIFF IS IMPROPERLY ATTEMPTING TO ASSERT CLAIMS WHICH ARE DERIVATIVE IN NATURE

A. Plaintiff Is Undeniably Seeking Redress For Alleged Injury to the Trust, Not Distinct Damages Suffered by an Individual Shareholder

Plaintiff does not dispute that, to bring an individual action, it must be injured directly or independently of the corporation. *Kramer v. Western Pac. Indus., Inc.*, 546 A.2d 348, 351 (Del. 1988). "Whether a cause of action is individual or derivative must be determined from the 'nature of the wrong alleged' and the relief, if any, which could result if plaintiff were to prevail." *Id.* at 352. Plaintiff admits both in its Complaint and in its Opposition that the alleged wrong is to the Fund, with the shareholders affected only indirectly. Plaintiff states that:

> [b]y the end of 1997, *the assets of [TCF] had decreased* by more than 60% from the end of 1996. A substantial part of the decrease was the result of losses caused by the use of short sales and other investment techniques that leveraged the net

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> assets of [TCF] in violation of contractual restrictions. *Plaintiff brings this action to recover those losses.*

See Comp. at ¶ 2 (emphasis added); *see also* Opp. at 30.[1]

Moreover, the gravamen of plaintiff's claims -- that the management of Robertson Stephens Investment Trust (the "Trust") entered into improper transactions which impaired The Contrarian Fund's ("TCF's") assets -- is quintessentially derivative. *Kramer*, 546 A.2d at 353 ("A claim of mismanagement resulting in corporate waste, if proven, represents a direct wrong to the corporation that is indirectly experienced by all shareholders. Any devaluation of stock is shared collectively by all the shareholders, rather than independently by the plaintiff or any other individual shareholder. Thus, the wrong alleged is entirely derivative in nature."); *Katz*, 1996 WL 66006, at *4 ("[C]laim of mismanagement resulting in corporate waste is a direct wrong to the corporation, and all stockholders experience an indirect wrong. [Such] claims are derivative. . .").

Plaintiff advances the two-prong test in *In re Tri-Star Pictures, Inc. Litig.*, 634 A.2d 319 (Del. 1992), in an attempt to establish that the claims asserted in the Complaint are direct rather than derivative. However, an analysis of the *Tri-Star* test (as well as the cases plaintiff relies upon) confirms that plaintiff's argument is fruitless. *Tri-Star* states that a "special injury," sufficient to establish a direct rather than a derivative claim, exists where there is: (1) a wrong allegedly suffered by plaintiff that was not suffered by all stockholders generally; or (2) a purported wrong involving a contractual right of the stockholders, such as the right to vote. *In re First Interstate Bancorp Consolidated Shareholder Litig.*, Cons. C.A. No. 14623, 1998 Del. Ch. LEXIS 185, at *18-19 (Del. Ch. Aug. 11, 1998). Despite its efforts, plaintiff cannot recast its claims in a manner which would fit within either prong.

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[1] Plaintiff's admission is similar to the one the court in *Katz v. Halperin*, No. 13811, 1996 WL 66006 (Del. Ch. Feb. 5, 1996), found so persuasive. In *Katz*, the plaintiff contended his claims were direct. The court noted that plaintiff's admission that "...'the public shareholders [of the corporation] suffered[]' as a result of the [challenged transaction]" demonstrated that by "plaintiff's own words [the allegations]comport with the definition [of a derivative action]." *Id* The court dismissed the claims, because they could not be brought as direct claims, but only as derivative claims. *Id.* at *4-5.

1. The Alleged Damages Were Suffered By All Shareholders Generally

Plaintiff contends its claims are direct, because some shareholders bought TCF shares pursuant to a Prospectus stating the fund would invest no more than 25 percent of the fund's assets in short sales, while other shareholders bought pursuant to a Prospectus indicating that short sales could be as much as 40 percent. Opp. at 10-12. Plaintiff's argument, however, is nothing more than a red herring designed to divert attention from the allegations of the Complaint.

Even a cursory review of the Complaint reveals that plaintiff's claims have nothing to do with changes to the Prospectus. Put another way, plaintiff alleges that *all* TCF shareholders -- even those who bought their shares after the Prospectus was revised -- were injured by defendants' purported misconduct. *See* Comp. ¶ 17 (suit brought on behalf of all TCF shareholders in 1997 who lost money as a result of defendants' alleged acts). This, of course, follows logically from plaintiff's contention that, *regardless of what the Prospectus said*, TCF was prohibited from engaging in certain transactions without shareholder approval. *See, e.g.,* Comp. ¶¶ 44, 49. Thus, under plaintiff's theory, there is no distinction between the injuries allegedly suffered by shareholders who received different Prospectuses -- all were purportedly injured in exactly the same way by the diminution in TCF's assets.

Indeed, the cases plaintiff relies upon actually support the conclusion that its claims are derivative, not direct. In two of the key cases plaintiff cites, the factual scenario was basically the same -- majority shareholders took action to benefit themselves at the expense of the minority shareholders. Under those circumstances, the claims are direct because the alleged injury does not fall equally on all shareholders, but rather disproportionately on the minority. *See Tri-Star*, 634 A.2d at 327 (appellate court found sufficient individual injury from majority shareholders manipulating business combinations in order to dilute the cash value and voting rights of the minority shareholders); *Barbieri v. Swing-N-Slide Corp.*, C.A. No. 14239, 1996 Del. Ch. LEXIS 46, at *11-12 (Del. Ch. May 7, 1996) (court found claims were direct, because an unfair self tender offer gave the majority shareholders great monetary benefit at the expense of the minority

shareholders). In the present case, plaintiff can show no such distinct injury.[2]

Plaintiff's allegations demonstrate that the injury it alleges is to TCF, and any injury to the shareholders is merely an indirect one through the diminution of the value of TCF. Thus, the first prong of the *Tri-Star* test is not satisfied.

2. The Alleged "Wrong" Does Not Involve a Contractual Right

Plaintiff fares no better with the argument that the second prong of *Tri-Star* is satisfied because its voting rights were injured by defendants' alleged wrongdoing. Again, the key issue is the nature of the injury allegedly sustained. *Kramer*, 546 A.2d at 352. The Complaint alleges only that TCF engaged in prohibited transactions supposedly resulting in diminution of the fund's assets, and seeks to recover that diminution. Comp. ¶ 2. Nowhere in the Complaint is there a single allegation that plaintiff seeks redress for impairment of its voting rights.

Not surprisingly, plaintiff's cases are inapposite. In *Lipton v. News Int'l, Plc*, 514 A.2d 1075 (Del. 1986), the court found that claims were direct, because management had engineered a corporate stock exchange by which they secured veto power over all shareholder actions. Thus, the court found the management action affected shareholders' contractual voting rights and the claim was properly direct. *Id.* at 1079. Similarly, in *Condec Corp. v. Lunkenheimer Co.*, 230 A.2d 769 (Del. Ch. 1967), the directors of a corporation caused new shares to be issued in order to dilute plaintiff's holdings so that plaintiff would no longer have a majority of shares or voting control. By contrast, plaintiff here does not allege any similar injury to its voting rights, but only that the allegedly improper transactions reduced the fund's value. Plaintiff's claims are therefore derivative, and must be dismissed.

[2] Similarly distinguishable is *Weiner v. The Southern Co.*, Civ. Action No. 10525, 1992 Del. Ch. LEXIS 8, at 7-8, 13 (Del. Ch. Jan. 24, 1992), which involved alleged misrepresentations and omissions in a prospectus. The plaintiffs in *Weiner* were shareholders who purchased pursuant to those misrepresentations and omissions (and thus paid artificially inflated prices for their stock), whereas other shareholders did not. Thus, unlike the present case, plaintiffs were able to show distinct injury which did not fall proportionately on all shareholders.

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B. Contrary to Plaintiff's Suggestion, There Is No Prohibition Against Bringing a Derivative Claim on Behalf of a Business Trust

Plaintiff asserts that the Trust cannot maintain a claim, and therefore a derivative suit may not be brought on its behalf. However, plaintiff has ignored Fed. R. Civ. P. §17(b), which states that "the capacity of a partnership or other unincorporated association to sue or be sued is determined by the law of the state in which the district court is sitting." *See also In re Vento Dev. Corp.*, 560 F.2d 2, 4 (1st Cir. 1977). Looking to the law of the forum, the California Code of Civil Procedure provides that a "partnership or other unincorporated association, whether organized for profit or not, may sue and be sued in the name it has assumed or by which it is known." Cal. Code. Civ. Proc. §369.5(a). For purposes of the California statute, business trusts are generally treated as unincorporated associations. R. Weil & I. Brown, *Civil Procedure Before Trial*, §2:123.1 (The Rutter Group 1998).[3] Plaintiff's citations to Massachusetts common law rules, and its gratuitous exposition on the history of Massachusetts business trust law, are irrelevant in light of the fact that plaintiff misunderstands the proper choice of law for the resolution of this issue.

Even assuming, for the sake of argument, that a Massachusetts business trust does not have the capacity to sue, that would not preclude maintenance of a derivative suit on its behalf.[4] Massachusetts courts, as well as other courts applying Massachusetts law, have routinely allowed derivative suits to be brought on behalf of Massachusetts business trusts.[5] *See, e.g., Tracy v.*

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[3] Since the Trust was organized outside of California, it would be treated as a foreign corporation. It would have the full capacity to file a lawsuit on its own behalf, but would need to file certain papers and pay fees to maintain the lawsuit in a California court. Cal. Corp. Code §§170, 171, 2105. *See United Med. Management Ltd. v. Gatto*, 49 Cal. App. 4th 1732, 1739, 57 Cal. Rptr. 2d 600, 603 (1996).

[4] Contrary to plaintiff's assertions, §6 of Massachusetts General Laws Ch. 182 provides that, unlike other trusts, a business trust is a legal entity. *See Morrison v. Lennett*, 415 Mass. 857, 859-60, 616 N.E.2d 92, 94 (1993).

[5] By finding derivative suits to be the proper form for certain claims regarding business trusts, Massachusetts displays its recognition of the similarities between the business trust and the corporation. *See Richardson v. Clarke*, 372 Mass. 859, 861-2, 364 N.E.2d 804, 807 (1977) ("Business trusts possess many of the attributes of corporations and for that reason cannot be governed solely by the rules which have evolved for traditional trusts") and *Swartz v. Sher*, 344 Mass. 636, 639-40, 184 N.E.2d 51, 54 (1962), for discussion of the similarities between the two entities.

Curtis, 10 Mass. App. Ct. 10, 405 N.E.2d 656 (1980) (court recognized a shareholder derivative action where trustees had misappropriated trust opportunities for themselves, but held that burden was on plaintiffs to prove any misappropriation or mismanagement by trustees, as well as any harm to trust which may have resulted from such misappropriation or mismanagement); *Cohen v. U.S. Trust Securities Corp.*, 311 Mass. 152, 40 N.E.2d 282 (1942) (court determined that in bill brought by shareholders of Massachusetts business trust seeking redress of wrongs done to trust, rights of shareholders were derivative, and plaintiffs failed to show harm done to trust); *Rottenberg v. Pfeiffer*, 59 A.D.2d 756, 398 N.Y.S.2d 703 (1977) (dismissing derivative claim on behalf of Massachusetts business trust for failure to make demand or plead futility); *Greenspun v. Lindley*, 36 N.Y.2d 473, 330 N.E.2d 79, 369 N.Y.S.2d 123 (1975) (same); *Hasan v. Clevehurst Realty Investors*, 548 F.Supp. 1146 (N.D. Ohio 1982) (derivative suit brought on behalf of Massachusetts business trust); *Waldman v. Carey*, 82 F.R.D. 469 (E.D. Pa. 1979) (same).[6]

The cases plaintiff cites to support its argument that a derivative claim may not be asserted on behalf of the Trust are inapposite. The court's holding in *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523, 542, 104 S. Ct. 831, 841-2 (1984), which found a direct right of action under §36(b) of the 1940 Act, addressed a claim of breach of fiduciary duty under that specific section for paying fund investment advisers excessive fees. The court's holding is limited to claims brought under §36(b), because that section precludes recovery by the fund itself and permits recovery only by shareholders or the SEC. *Smyth v. Marshall Field, Fifth*, 40 Mass. App. Ct. 625, 629, 666 N.E.2d 1008, 1010 (1996), dealt with derivative actions in the context of limited partnerships, which are distinct entities that are governed by a separate statutory scheme and cannot be conflated with business trusts. In sum, plaintiff simply cannot turn a derivative claim into a direct claim.

IV. PLAINTIFF HAS FAILED TO DEMONSTRATE THAT ITS CLAIMS UNDER THE 1940 ACT ARE TIMELY

The law is clear that, unless 1940 Act claims are filed within one year from the date on which a reasonable investor would have constructive notice of alleged violations, such claims are

[6] In fact, a case that plaintiff cites, *Peterson v. Hopson*, 306 Mass. 597, 29 N.E.2d 140 (Mass. 1940), is itself an example of a case brought by a business trust's shareholders to restore profits allegedly diverted from trust property by trustees.

subject to dismissal. In the face of its own admission that information concerning the Trust's purported misconduct was publicly available more than a year before this action was commenced, plaintiff is forced to argue that the Court cannot yet determine that its claims are untimely. Plaintiff's arguments are unavailing.

Plaintiff begins by suggesting (erroneously) that defendants bear the burden of establishing that the claims are time-barred. Opp. at 13. In reality, plaintiff is obligated to plead specific facts demonstrating that its claims were filed within the statutorily-prescribed period. As discussed in defendants' moving papers, the statute of limitations for plaintiff's 1940 Act claims -- one year from actual or constructive notice, and in no event more than three years from the alleged violation -- is the same one applied to claims under Section 10(b) of the Securities Exchange Act of 1934 ("1934 Act") and Sections 11 and 12(2) of the Securities Act of 1933 ("1933 Act"). *Friedlob v. Trustees of the Alpine Mut. Fund Trust*, 905 F. Supp. 843, 854-56 (D. Colo. 1995); *Blatt v. Merrill Lynch, Pierce, Fenner & Smith Inc.*, 916 F. Supp. 1343, 1356-57 (D.N.J. 1996). Courts have held that compliance with the one year and three year limitation periods is a substantive requirement, and that plaintiff must accordingly plead facts demonstrating such compliance. *See, e.g., Toombs v. Leone*, 777 F.2d 465, 468 (9th Cir. 1985); *In re Prudential Ins. Co. of America Sales Practice Litig.*, 975 F. Supp. 584, 598 (D.N.J. 1996); *Cumis Ins. Soc., Inc. v. Citibank, N.A.*, 921 F. Supp. 1100, 1111 (S.D.N.Y. 1996); *Cook v. Avien, Inc.*, 573 F.2d 685, 695 (1st Cir. 1978).

It is not difficult to see why plaintiff tries to run from its pleading burden. Plaintiff admits that the Trust's decision to increase short sales above the 25 percent level -- the crux of its claims in this action -- was publicly disclosed in SEC filings in April and May 1997. Comp. ¶¶ 42, 46. As explained in *Omni Financial Corp. v. Cohen*, No. 91 CIV 6837 (RO) (THK), 1994 WL 97125, at *10 (S.D.N.Y. Mar. 22, 1994), such public disclosures are sufficient to put a reasonable shareholder on notice of potential 1940 Act claims.

Omni Financial was discussed in detail in defendants' moving papers, yet plaintiff makes no effort to address either its holding or its rationale. Indeed, plaintiff does not even mention the case -- an omission which is hardly inadvertent. In *Omni Financial*, plaintiff brought suit for alleged violations of the 1940 Act, contending that defendants improperly made false and

misleading statements in an effort to obtain shareholder approval for a change in the company's investment policies. As in the present case, the *Omni Financial* complaint admitted that the true state of affairs was publicly disclosed (including statements made in SEC filings) more than a year before the lawsuit was commenced. *Id.*, 1994 WL 97125, at *10. In light of these disclosures, the court held as a matter of law that plaintiff "knew or *should have known*" of the facts underlying its claims more than one year before filing suit. *Id.* (emphasis added). Unable to address *Omni Financial*, plaintiff simply ignores it.

Similarly, plaintiff makes no effort to discuss *Seidel v. Lee*, 954 F. Supp. 810 (D. Del. 1996). In that case, the court found that state-law claims by mutual fund investors were time-barred, and explained that statements in public documents (including SEC filings, proxy statements and quarterly reports) "could have provided Plaintiff with adequate notice of any alleged misconduct by Defendants." *Id.* at 817.

Having ignored cases directly on point, plaintiff asserts that "filings with the SEC alone" are not necessarily sufficient to trigger constructive notice. Opp. at 14. Not only is this assertion contrary to *Omni Financial* and *Seidel*, it is contradicted by the Complaint. Plaintiff admits that an SEC filing -- specifically, the filing of a semi-annual report in August 1997 -- would be sufficient to put an investor on notice of a potential claim:

> It was not until the Trust filed the semi-annual report about [TCF] on or about August 13, 1997 that Plaintiff could have learned that defendants were committing the violations of law herein.

Comp. ¶ 55; *see also* Opp. at 16.[7]

Significantly, plaintiff pleads no facts to support the bald conclusion that this filing was the first one which would have provided notice of potential wrongdoing -- and makes no effort in its Opposition to argue that the Complaint contains such facts. Indeed, any such argument would be futile in light of plaintiff's admission (*see* Comp. ¶ 46) that, by May 1997, the Trust stated publicly and unequivocally that short sales could exceed 25 percent of TCF's total assets:

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[7] In light of this admission, the authorities cited by plaintiff (Opp. at 14-15), provide it with no support.

> On or about May 5, 1997, the Trust filed a supplement to the April 1, 1997 Prospectus. The supplement purported, without shareholder vote, to amend the restrictions on short sales to increase the percentage of [TCF's] total assets that could be devoted to short sales to 40%. . . .

In sum, this is not a case in which defendants are arguing that inquiry notice is triggered by an ambiguous statement buried somewhere in an obscure document. To the contrary, defendants' argument is based on publicly filed documents highlighted (and quoted) by the plaintiff itself -- documents which disclosed, no later than May 1997, the key facts underlying plaintiff's claims. Because plaintiff pleads no facts to explain why a reasonable investor would have been justified in waiting more than a year after such disclosures to file suit, the 1940 Act claims are time-barred. *See Omni Financial*, 1994 WL 97125, at *10.

Unable to blunt the devastating impact of the May 1997 disclosure, plaintiff suggests that the limitation period did not begin running because not all of the pertinent facts were disclosed by that time. Opp. at 15-16. However, it is well established that inquiry notice does not require revelation of every aspect of plaintiff's purported claims. *In re Valence Tech. Inc. Sec. Litig.*, 987 F. Supp. 796, 802 (N.D. Cal. 1997) ("It is not necessary for Plaintiffs to have full knowledge [of the wrongdoing] . . . to be on inquiry notice. . . . Notice requires only the disclosure of sufficient facts suggesting [wrongdoing] to a reasonable investor"); *Jablon v. Dean Witter & Co.*, 614 F.2d 677, 682 (9th Cir. 1980) ("Constructive notice is knowledge of facts sufficient to make a reasonably prudent person suspicious").

Finally, plaintiff makes a desperate attempt to salvage its claims by arguing that defendants' wrongful conduct "continued well after July 10, 1997," and thus the limitation period had not expired by the time this action was commenced. Opp. at 16. Once again, plaintiff is making an argument which cannot be reconciled with the allegations of its own Complaint. Plaintiff's principal allegation is that defendants improperly changed TCF's fundamental restrictions without shareholder approval -- a purported violation which is *not* ongoing. Indeed, as discussed above, plaintiff alleges in paragraph 46 of the Complaint that this violation had occurred by May 1997.

Not surprisingly, plaintiff is unable to cite any case even remotely analogous to the present

one in support of this novel theory.[8] To the contrary, courts have repeatedly rejected application of the "continuing wrong" theory in cases similar to this one. For example, plaintiffs in *Seidel* alleged that the fund in question was not a validly constituted "business development company," and that defendants accordingly continued to violate the 1940 Act throughout the relevant period. 954 F. Supp. at 813. The court rejected this argument, noting that it would effectively eliminate the statute of limitations for such claims. *Id.* at 813-14. *See also Blatt*, 905 F. Supp. at 1351 (rejecting application of continuing wrong theory to claims under 1940 Act for failure to register with SEC; applying plaintiffs' argument "would annul the application of a limitations period for such claims"); *Green v. Fund Asset Mgmt., L.P.*, 19 F. Supp. 2d 227, 233 (D.N.J. 1998) (refusing to apply continuing wrong theory to claims under 1940 Act that defendants failed to disclose adequately, in a series of reports, investment advisor's incentive to leverage funds). Thus, plaintiff cannot avoid dismissal of its 1940 Act claims.

V. THE COMPLAINT DOES NOT ALLEGE ANY VIOLATION OF THE 1940 ACT

A. Plaintiff Is Unable to Identify Any Facts or Legal Authority Suggesting that the Trust Was Prohibited from Increasing the Allowable Amount of Short Sales

Plaintiff never comes to grips with one uncontroverted fact: neither the Prospectus nor the SAI identifies a 25 percent limitation on short sales as a "fundamental restriction" or one changeable only upon shareholder approval. Although plaintiff makes several furious attempts to obfuscate this issue, the plain language of the documents is dispositive.

Plaintiff's principal argument is that the Court should at this point simply accept the

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[8] For example, plaintiff cites *Zenith Radio Corp. v. Hazeltine Research, Inc.*, 401 U.S. 321 (1971), in which the court found the existence of a *continuing conspiracy* to violate the antitrust laws. *Draper v. Coeur Rochester, Inc.*, 147 F.3d 1104 (9th Cir. 1998) dealt with a claim for sexual harassment resulting in a hostile work environment, which the court noted was not created by discrete concrete acts which could trigger a limitations period, but rather by the cumulative effect of less significant occurrences constituting a continuing violation. Moreover, *Park-In Theatres, Inc. v. Paramount-Richards Theatres, Inc.*, 90 F. Supp. 727 (1950) and *In re Multidistrict Vehicle Air Pollution v. General Motors Corp.*, 591 F.2d 68 (9th Cir. 1979) actually undermine plaintiff's position. In each case, the court held that the statute of limitations began running from the date of the last overt act allegedly committed by the defendants, despite the allegation (which plaintiff makes in this case) that plaintiffs continued to suffer damage after commission of such acts.

Complaint's characterization of TCF's short-sale strategy as "fundamental." However, the law is to the contrary. The Court may not accept plaintiff's legal conclusions, unsupported conclusions of fact, or averments contradicted by materials subject to judicial notice. *Westlands Water Dist. v. U.S. Dept. of Interior*, 850 F. Supp. 1388, 1399 (E.D. Cal. 1994); *In re Gupta Corp. Sec. Litig.*, 900 F. Supp. 1217, 1228 (N.D. Cal. 1994). Thus, in *Karpus v. Hyperion Capital Management, Inc.* [1996 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 99,366 (S.D.N.Y. Nov. 18, 1996), the court refused to accept plaintiff's characterization of a particular investment policy as "fundamental" where the language of the prospectus did not support such an interpretation. *Id.* at 96,307-08.

For the same reason, this Court must reject plaintiff's suggestion that TCF's short sales could not exceed 25 percent absent shareholder approval. Even in its Opposition, plaintiff is unable to point to any language in the Prospectus or SAI which designates a limitation on short sales as "fundamental." *See* Opp. at 19-22. Indeed, as discussed in the moving papers, not only does the SAI's list of fundamental restrictions omit any mention of a percentage limitation, but it *expressly states* that any investment policy not designated as fundamental may be changed at any time by the Trustees. *See* Statement of Additional Information, dated Aug. 15, 1996, and revised Dec. 20, 1996 ("Dec. 1996 SAI")[9] at B15-18.

Although its arguments are muddled, plaintiff seems to make two contentions in response. First, it argues that language in the SAI referring to "borrowing money" and "issu[ing] senior securities" somehow "incorporates by reference" a 25 percent limitation on short sales. Opp. at 19. Significantly, plaintiff cites no language from the SAI to support its contention that the 25 percent strategy was "incorporated" into the fundamental restrictions, and for good reason -- there is no such language.[10]

---

[9] Ex. B to the Decl. of Dana K. Welch ("Welch Decl.") filed on Aug. 19, 1998.

[10] To the extent plaintiff argues that Section 8(b)(1) of the 1940 Act somehow operates to incorporate the 25 percent strategy into the list of fundamental restrictions, that argument is meritless. Section 8(b)(1) does not even mention short sales, let alone require a fund to include a numerical limitation on such transactions in its fundamental restrictions. Moreover, plaintiff's suggestion that its position is supported by SEC Release IC-167, 1941 WL 7741 (July 23, 1941), is meritless. In that Release, the SEC determined that a registrant could not reserve, without qualification, the right to issue *senior securities* in the future. That conclusion was based on the

Second, plaintiff suggests that the Prospectus indirectly designates the 25 percent strategy as a fundamental restriction, but relies on a byzantine argument which defies both logic and the document itself. Plaintiff concedes the Prospectus discloses that, unless otherwise stated, TCF's "investment policies and objectives" may be changed by the trustees without shareholder approval. Opp. at 21. Nonetheless, plaintiff argues that because later in the same document, TCF's short sale strategy is discussed under the heading "Other Investment Practices and Risk Considerations," the strategy cannot be considered a "policy" or "objective." Opp. at 21-22. Plaintiff's argument then concludes with a breathtaking *non sequitur*: if the strategy is not a "policy" or "objective," it must be a fundamental restriction.

Such semantic contortions violate both common sense and governing legal principles. In determining whether a policy is designated as "fundamental" or changeable only upon shareholder approval, courts must not indulge illogical or unreasonable interpretations. *See Karpus*, [1996 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 99,366, at 96,307 (rejecting plaintiff's proffered interpretation of Prospectus after "rigorous scrutiny," and noting that "[t]he protection of the [1940 Act] does not extend to those who invest money without carefully reading the registration statement"). Once again, plaintiff is unable to dispute or explain away two crucial facts: (i) the SAI lists TCF's fundamental restrictions; and (ii) that list makes no mention of a percentage limitation on short sales. Accordingly, there can be no claim under Section 13(a)(3) for increasing the allowable amount of short sales without shareholder approval. *See Krouner v. American Heritage Fund, Inc.*, 899 F. Supp. 142, 148-49 (S.D.N.Y. 1995) (dismissing claim where the investment policy in question was "[n]owhere included in [the] list" of policies changeable only by shareholder vote).

---

fact that Section 8(b)(1) contemplated that the registrant would provide "as definite a statement of policy as is practicable with respect to *each of the matters enumerated therein*." *Id.* at *3 (emphasis added). The "matters enumerated" in Section 8(b)(1) include senior securities, but do not include short sales. As discussed in Section V.B. below, none of the short sale transactions at issue here constituted senior securities.

B. Plaintiff's Argument that the Trust Improperly Issued "Senior Securities" Has No Legal or Factual Basis, and Has Been Rejected by the SEC

Without offering any case law, statutory or administrative authority, plaintiff asks this Court to interpret the 1940 Act in a manner directly contrary to the SEC -- the agency charged with responsibility for enforcing the 1940 Act, and whose analysis has shaped industry standards for two decades. Plaintiff posits that even if TCF segregated funds and covered its short sale positions in accordance with SEC guidelines, it was still in violation of Sections 13(a)(2) and 18(f), because it was issuing senior securities without shareholder approval, and borrowing in an amount exceeding the 300% asset coverage ratio set forth in Section 18(f). All persuasive authority, however, is clear that if a fund complies with the SEC's guidelines regarding leveraged transactions, then no senior securities are created, and the 300% borrowing limitation does not apply -- conclusions which destroy plaintiff's claims.

As explained in defendants' moving papers, SEC Release No. IC-10666, 1979 WL 22127 (Apr. 18, 1979) ("Rel. No. 10666") provides that leverage-creating transactions, such as short sales, will not violate senior securities provisions of the 1940 Act if the investment company covers the senior security by establishing and maintaining a segregated account in which the transactions are fully collateralized. Rel. No. 10666 at *8. Subsequent to Rel. No. 10666, the SEC has developed segregation requirements. For short sales of securities, a fund should establish a segregated account with cash or certain liquid assets that, when added to the amounts deposited with a futures commission merchant or a broker as margin, equal the market value of the instruments or currency underlying the short sales. *Dreyfus Strategic Investing* (No-Action Letter, June 22, 1987), 1987 WL 108242, [1987 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 78,472.

In *Dreyfus Strategic Investing*, investment companies requested that the SEC concur with the view that when an investment company enters into short sale transactions (among other leverage-creating transactions) subject to the segregation requirements described above, that "senior securities" for purposes of Section 18(f) will not be deemed to have been issued. 1987 WL 108242, at *5. The SEC responded that:

We agree that, if a fund meets the segregation requirements [established by the SEC], *a*

> *'senior security' would not be present, and therefore, the 300-percent asset-coverage requirement of Section 18(f) would not apply.* In addition, if a fund has 'covered' positions so as to eliminate any potential leveraging, as described above, the 300-percent asset-coverage requirement of Section 18(f) would not apply.

Dreyfus, 1987 WL 108242, at *8 (emphasis added). *See also Division of Investment Management* (No-Action Letter, December 12, 1992), 1992 WL 380323, [1992-1993 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 77,014 (in letter written to "assist investment company registrants in preparing disclosure filings," the Division of Investment Management wrote *"[t]o comply with 1940 Act requirements concerning senior securities*, a fund engaging in certain transactions involving ... short sales ... may 'cover' its positions by establishing a segregated account. [Citations] Release No. 10666 requires that these segregated accounts be established and maintained with the fund's custodian and that they contain only liquid assets, such as cash, U.S. Government securities, or other liquid high grade debt obligations.") (emphasis added); *Merrill Lynch Asset Management, L.P.* (SEC No-Action Letter, July 2, 1996), 1996 WL 429027 (*"[t]o avoid the creation of a senior security*, and thus to avoid a violation of Section 18(f), a Fund may establish a segregated account to limit the amount of potential leverage inherent in the Senior Securities Transactions, in accordance with positions previously taken by the Commission and the staff.") (emphasis added); *Robertson Stephens Investment Trust* (SEC No-Action Letter, Aug. 24, 1995), 1995 WL 518782 (confirming that SEC staff would not recommend action under Section 18(f) if a fund engaging in short selling maintains in a segregated account on the books of its custodian an amount that, when combined with the amount of collateral deposited with the broker in connection with the short sale, equals the current market value of the security sold short).[11]

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[11] In *King v. Douglass*, 973 F. Supp. 707 (S.D. Tex. 1996), the court faced a situation analogous to that presented here -- plaintiff alleged a violation of the 1940 Act despite the fact the investment company complied with SEC guidelines. Plaintiffs alleged that a closed-end investment company had violated particular provisions of the 1940 Act by conducting a rights offering without approval by a majority of the shareholders, even though the investment company had complied with the requirements set forth in an SEC No-Action letter for doing such a rights offering. A subsequent SEC No-Action letter indicated that if a closed-end investment company complied with the requirements set forth in the prior letter, it was in compliance with the 1940 Act. The court agreed that, pursuant to the SEC's No-Action letters, the investment company's rights offering was in compliance with the 1940 Act and granted defendants' motion to dismiss. *Id.* at 713-14, 726.

1 Consistent with Rel. No. 10666, and with subsequent interpretations of that Release by the
2 SEC in No-Action letters and by the Division of Investment Management, TCF states in its SAI
3 (which is incorporated by reference in the Fund Prospectus), that:

4 All short sales must be fully collateralized. The Fund maintains the collateral in a segregated account consisting of cash and/or U.S. government securities sufficient
5 to collateralize its obligation on the short positions.[12]

6 Again, plaintiff does not allege that TCF failed to maintain segregated accounts to collateralize its
7 short sales, or otherwise failed to comply with the SEC's guidelines for avoiding the creation of
8 senior securities while still engaging in leverage-creating transactions.

9 In sum, contrary to plaintiff's overheated claims that defendants offer "tortured" and
10 "perverse" interpretations of Rel. No. 10666, defendants are simply urging this Court to follow the
11 unassailable position enunciated by the SEC. Moreover, plaintiff cites no authority undermining
12 the SEC's position, or suggesting that a private action may be brought for violation of Sections
13 13(a) or 18(f) when an investment company has maintained segregated accounts pursuant to SEC
14 guidelines. The Court should decline plaintiff's request to overrule the SEC's interpretation of the
15 1940 Act, and accordingly dismiss the claims for alleged violations of Sections 13(a)(2) and 18(f).

16 **C. Plaintiff's Opposition Confirms the Absence of Loss Causation**

17 Plaintiff does not contest that it must plead facts showing that the alleged 1940 Act
18 violations caused its losses. In fact, it makes only a cursory effort to argue that it has met this
19 burden (Opp. at 24) -- and that effort misses the mark entirely.

20 Plaintiff merely repeats the allegation that "[s]ixteen percent of [TCF's] loss was attributed
21 to short sales and positions in S&P options." Opp. at 24. However, as defendants demonstrated in
22 their moving papers, this averment is patently inadequate to show that the conduct *alleged to be*
23 *actionable* (*i.e.*, the purportedly improper *increase* in short sales) caused damage. Plaintiff must
24 plead facts showing that those short sales *above the 25 percent threshold* resulted in the losses for
25 which they seek recovery. *See Omni Financial*, 1994 WL 97125, at *7 (dismissing claims where
26 plaintiff failed to plead adequately that alleged violation of 1940 Act caused its injury).
27
28

[12] TCF Financial Statement at 25, attached to Apr. 1, 1997 SAI (Welch Decl., Ex. D).

1 Plaintiff concedes that it has merely alleged that "short sales and positions in S&P options" (as opposed to *allegedly improper* short sales) caused a small portion of TCF's losses.[13] Plaintiff does not even try to argue that the Complaint establishes a causal link between any improper transactions and the fund's losses. Nor does it cite a single authority suggesting that its conclusory allegations suffice to establish the element of causation. Plaintiff's inability to address this issue in any meaningful way -- much less offer any legal or factual authority for its position -- is necessarily an admission that the 1940 Act claims are deficient.

D. Plaintiff Has Not Stated Any Facts Sufficient to Show that Each Defendant Is Liable Under the 1940 Act

Plaintiff implicitly acknowledges that the allegations in its Complaint against Mr. Hecht, Mr. Stephens, Robertson, Stephens & Company, Inc. ("RS Inc."), Robertson Stephens Investment Management L.P. ("RSIM LP") Robertson, Stephens & Company LLC and Robertson Stephens Investment Management, Inc. ("RSIM Inc.") are insufficient to hold them liable under the 1940 Act. In its Opposition, plaintiff invokes a previously-unmentioned provision of the 1940 Act, Section 48(a), which deals with the liability of control persons. As an initial matter, defendants submit that this argument is not properly before the Court, because it is not an allegation found in the Complaint. *Cairns v. Franklin Mint Co.*, ---F. Supp. 2d---, No. CV 98-3847 RAP BQRX, 1998 WL 762635 (C.D. Cal. Oct. 16, 1998), citing *Clegg v. Cult Awareness Network*, 18 F.3d 752, 754 (9th Cir. 1994).

Even assuming *arguendo* that plaintiff could inject a new claim into this action in its Opposition, it has not alleged any facts to show the requisite control by any of the named defendants over the alleged wrongful actions set forth in the Complaint. This is a necessary element of any such claim. *Herm v. Stafford*, 663 F.2d 669, 685 (6th Cir. 1981). Plaintiff concedes that, under Section 48(a), it must show that a defendant took action "to cause" another person to

[13] Plaintiff makes the nonsensical statement that defendants "concede that there is an issue whether [TCF] could properly exceed the 25% limitation." Opp. at 24. Defendants have never made any such concession. Rather, they noted in their moving papers that even under plaintiff's theory of the case, only those short sales exceeding 25 percent are even arguably improper. *See* Mot. to Dism. at 17. By resorting to such mischaracterizations, plaintiff further confirms that it has no cogent response to defendants' causation arguments.

1 violate the 1940 Act. Opp. at 25. However, plaintiff provides nothing more than conclusory
2 statements from which it asks this Court to draw unsupported inferences regarding defendants'
3 involvement in the acts which purportedly gave rise to this action. Neither the Complaint nor
4 plaintiff's Opposition identifies specific facts which show that any particular defendant is liable for
5 violating the 1940 Act. Therefore, plaintiff's claims are subject to dismissal.

6 Plaintiff does not even bother arguing that the Complaint states a claim against Robertson,
7 Stephens & Company LLC. Accordingly, it must be dismissed from this action.

8 Plaintiff fares no better with the other defendants. For example, plaintiff argues that RSIM
9 LP was an investment adviser for the Trust, but does not identify a single fact connecting it with
10 any specific transaction alleged to violate the 1940 Act. Plaintiff asserts that RS Inc. was RSIM
11 LP's general partner and the Trust's principal underwriter (Opp. at 26), but stops there. It alleges
12 no facts showing a link between RS Inc.'s titles and TCF's revised short sale policy (or any of the
13 other matters alleged in the Complaint).

14 Similarly, plaintiff has not alleged any facts which would give rise to a claim against Mr.
15 Stephens or Mr. Hecht . Plaintiff merely repeats the nonspecific boilerplate allegations of the
16 Complaint, which consist principally of listing those individuals' positions: for example, "G.
17 Randall Hecht is a trustee of the Trust" and "The Trust is named for defendant Paul H. Stephens."
18 Opp. at 26, 27. Again, there are no facts linking these defendants to the acts purportedly giving rise
19 to the 1940 Act claims.

20 Plaintiff does not contest that judicially noticeable materials establish that RSIM Inc. did
21 not act as an investment adviser to TCF, but rather to a completely different fund. Nor does
22 plaintiff contend that it has alleged a fact which would even remotely connect RSIM Inc. to the
23 conduct underlying the claims herein. Under these circumstances, plaintiff's glib assertion that
24 RSIM Inc.'s status "is a fact issue for discovery" (Opp. at 27) is spurious.

25 Furthermore, to state a claim under Section 48(a), plaintiff must show (as with controlling
26 person claims under the 1933 and 1934 Acts) a primary violation. *In re Alliance North American*
27 *Gov't Income Trust, Inc. Sec. Litig.*, No. 95 CIV. 0330 LMM, 1996 WL 551732, at *11 (S.D.N.Y.
28 Sept. 27, 1996). Because the Complaint fails to allege an underlying violation of the 1940 Act (let

alone any defendant's purported participation), any claim for "control person" liability must fail.

VI. PLAINTIFF HAS FAILED TO DEMONSTRATE THAT ITS STATE-LAW CLAIMS CAN SURVIVE A MOTION TO DISMISS

A. The Complaint Provides No Basis for a Claim of Breach of Contract or Rescission

As discussed above, each of plaintiff's claims, including its claim for breach of contract, alleges injury to TCF which affected its shareholders indirectly through the diminution in the value of their shares. Thus, despite the fact this cause of action is termed one for "breach of contract," it may properly be brought only as a derivative claim, and cannot be asserted directly on behalf of plaintiff or any other shareholders. *See Kramer*, 546 A.2d at 351, 363.

Even if plaintiff could bring the breach of contract claim directly, the claim would fail because plaintiff has not pled facts establishing the essential elements. To begin, plaintiff has failed to show that the prospectus is a "contract." In fact, defendants are unaware of any authority stating that an offering prospectus constitutes a "contract." This dearth of authority is telling, because if plaintiff's postulation were correct, a breach of contract claim would be brought in every action alleging a misstatement in a prospectus. Although plaintiff attempts to rely on two cases to establish that a prospectus is a "contract," neither supports its position. In *Franklin Life Ins. Co. v. Commonwealth Edison Co.*, 451 F. Supp. 602 (S.D. Ill. 1978), *aff'd,* 598 F.2d 1109 (7th Cir. 1979), the court held that the *redemption terms* of preferred stock, which were printed in the defendant's Articles of Incorporation as well as its prospectus, created a contract. The court did not hold the prospectus constituted a contract. Similarly, *Van Gemert v. Boeing, Inc.*, 520 F.2d 1373 (2d Cir.), *cert. denied*, 423 U.S. 947 (1975), dealt with a dispute over the amount and type of notice required for redemption of convertible debentures. The contract at issue was represented by the debenture itself, and the notice provisions were referred to in a number of documents, including the Indenture Agreement, the debentures, the registration statement, the prospectus, and the NYSE Listing Agreement. Neither of these cases can be characterized as holding that a prospectus is a contract.

Similarly unavailing is plaintiff's attempt to establish a breach of that illusory "contract." As discussed in detail previously, plaintiff has not pled any facts establishing that defendants violated any restriction in the prospectus by increasing the amount of fund assets invested in short

sale transactions. *See Richard P. v. Vista Del Mar Child Care Service,* 106 Cal. App. 3d 860, 867-8, 165 Cal. Rptr. 370, 374 (1980) (affirming dismissal of breach of contract claim, because "[e]ven assuming the existence of a contract was properly pleaded...the facts as alleged in the complaint fail to establish a breach").

Even if plaintiff had pled facts establishing a valid contract and breach, the claim would still fail because plaintiff has not alleged facts establishing proximate causation. Once again, plaintiff has failed to allege facts establishing that the decrease in fund value was attributable to the *increase* in short sale transactions. Accordingly, the claim should be dismissed. Cal. Civ. Code §3300 (providing that the measure of damages for breach of contract is "all the detriment *proximately caused thereby....*") (emphasis added); *Vu v. California Commerce Club, Inc.*, 58 Cal. App. 4th 229, 233, 68 Cal. Rptr. 2d 31, 33 (1997) (granting summary judgment for, *inter alia*, failure to prove that alleged breach of contract caused plaintiff's damages).

Finally, because plaintiff sold its TCF shares in September 1997, it is incapable of "restor[ing] everything of value which [it] received under the contract, or offer[ing] to restore upon the condition that the other party does likewise," rescission is unavailable to plaintiff. *In re Hathaway Ranch Partnership*, 127 B.R. 859, 863 (C.D. Cal. 1990), citing Cal. Civ. Code §1691(b). For all of these reasons, the purported breach of contract and rescission claims must be dismissed.

B. Plaintiff Cannot Salvage the Fiduciary Duty Claim

As a threshold matter, plaintiff does not even attempt to address the fact that its claim for breach of fiduciary duty -- *i.e.*, that defendants breached their duties of care and loyalty by allegedly making improper short sales -- is a claim for mismanagement, the prototypical derivative claim. *Litman v. Prudential-Bache Properties, Inc.*, 611 A.2d 12, 16 (Del. Ch. 1992) (averments of directors' mismanagement which depresses stock value allege a wrong to the corporation); Marsh, Harold, Jr., et al., *California Corporation Law* Section 15.17, p. 1264, Vol. 2, 3d ed. (Aspen Law & Business, 1990) (noting that California law recognizes that actions alleging breach of fiduciary duties by directors are typically derivative). Because the claim is derivative, it must be dismissed.

In addition, plaintiff has utterly failed to plead facts establishing that TCF's decision to invest a higher percentage of Fund assets in short sales was in any way improper or unauthorized.

Thus, plaintiff has failed to establish any "breach" of fiduciary duty.[14]

Plaintiff has also failed to plead facts overcoming the business judgment rule, and its attempt to avoid the rule's application is futile. Plaintiff relies on *Howard v. Shay*, 100 F.3d 1484 (9th Cir. 1995), *cert. denied*, 117 S. Ct. 1838 (1997), for the proposition that the business judgment rule is not applicable to business trusts, and that the prudent man standard is the applicable standard. *Howard*, however, involved claims of breach of fiduciary duty by ERISA plan fiduciaries. The "prudent man" standard referred to in *Howard* and relied on by plaintiff is actually a statutory ERISA standard for evaluation of claims for breach of fiduciary duty by ERISA plan fiduciaries. *Id.* at 1488, citing 29 U.S.C. §1104(a)(1)(B) (setting forth the prudent man standard for ERISA fiduciaries). While it is true the business judgment rule is a creation of corporate law, that in no way limits the doctrine's applicability to business trusts.

Moreover, plaintiff's assertion that it has overcome the business judgment rule by pleading purported *ultra vires* acts misses the mark. The business judgment rule is in effect unless and until the plaintiff pleads *facts* which "if proven, would establish fraud, bad faith, overreaching or an unreasonable failure to investigate material facts." *Lee v. Interinsurance Exchange*, 50 Cal. App. 4th 694, 715, 57 Cal. Rptr. 2d 798, 811 (1996). Here, plaintiff makes the conclusory allegation that defendants "acted willfully and with conscious disregard for the rights of plaintiff and members of the class." Comp. ¶ 64. Plaintiff does not allege facts establishing, for instance, that any defendant in any way profited from the increase in short sales, or that defendants made the decision to increase the percentage of short sales without adequate investigation or consideration of the potential risks. Plaintiff has not pled facts sufficient to rebut the presumption that defendants acted in good faith and within the scope of their offices. *See Eldridge v. Tymshare, Inc.*, 186 Cal. App.

[14] Plaintiff admits that a fiduciary duty exists only when "one reposes faith, confidence, and trust in another's judgment and advice." Opp. at 29-30. Nevertheless, in response to the unequivocal fact that RSIM Inc. was an investment advisor *for a completely different fund* and that RS&Co. was merely a distributor for the trust, plaintiff rotely asserts in its Opposition that it has alleged that defendants were "either the investment advisor, trustee, fund manager, officer or director of the Fund." Opp. at 30. In fact, at least RSIM and RS&Co. were nothing of the sort, as is clearly demonstrated by the documents before this Court.

1 3d 767, 776, 230 Cal. Rptr. 815, 820 (1986).[15] The fiduciary duty claim must be dismissed.

2 VII. CONCLUSION

3 Plaintiff's claims are deficient in virtually every respect, and the opposition papers do
4 nothing to alter that conclusion. Accordingly, for the reasons discussed above and in the moving
5 papers, the Complaint should be dismissed in its entirety with prejudice.

6

7 DATED: December 4, 1998

BROBECK, PHLEGER & HARRISON LLP

8

9 By 
Kevin P. Muck

10

Attorneys for Defendants

11 12 13 14 15 16 17 18 19 20

[15] The cases plaintiff relies upon are either distinguishable or consistent with defendants' position. In *Resolution Trust Corp. v. Gladstone*, 895 F. Supp. 356 (D. Mass. 1995), the court, in ruling on a motion for summary judgment, found that the plaintiff presented evidence establishing that all the defendants failed to demonstrate ordinary or due care in their service as directors, and that one director engaged in interested transactions. Plaintiff presents no comparable facts here. Plaintiff cites *Gaillard v. Natomas Co.*, 208 Cal. App. 3d 1250, 256 Cal. Rptr. 702 (1989), and *Burt v. The Irvine Co.*, 237 Cal. App. 2d 828, 852, 47 Cal. Rptr. 392 (1965), for the general proposition that the business judgment rule is not absolute, and will not apply if a case is made out for fraud, breach of trust or *ultra vires* transactions -- none of which is adequately pled in this action.

21 22 23 24 25 26 27 28

AO 450 (Rev. 5/85) Judgment in a Civ .e

FILED

United States District Court

MAR 2 6 1999

NORTHERN DISTRICT OF CALIFORNIA

RICHARD W. WIEKING
CLERK, U.S. DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

CARY AND DENISE LAPIDUS LIVING TRUST

V.

G. RANDALL HECHT, et al.,

JUDGMENT IN A CIVIL CASE

CASE NUMBER: C-98-3130 MMC

☐ **Jury Verdict.** This action came before the Court for a trial by jury. The issues have been tried and the jury has rendered its verdict.

☒ **Decision by Court.** This action came to trial or hearing before the Court. The issues have been tried or heard and a decision has been rendered.

IT IS ORDERED AND ADJUDGED defendants' motion to dismiss is hereby GRANTED.

ENTERED IN CIVIL DOCKET MAR 3 0 1999

MAR 2 6 1999

Date

Richard W. Wieking

Clerk

Tracy Lucero

(By) Deputy Clerk

TRACY LUCERO

COPIES MAILED TO PARTIES OF RECORD

F I L E   C O P Y

tl

Un: d States District Court
for the
Northern District of California
March 26, 1999

* * CERTIFICATE OF SERVICE * *

Case Number:3:98-cv-03130

Lapidus

vs

Hecht

I, the undersigned, hereby certify that I am an employee in the Office of the Clerk, U.S. District Court, Northern District of California.

That on March 26, 1999, I SERVED a true and correct copy(ies) of the attached, by placing said copy(ies) in a postage paid envelope addressed to the person(s) hereinafter listed, by depositing said envelope in the U.S. Mail, or by placing said copy(ies) into an inter-office delivery receptacle located in the Clerk's office.

Jane Helen Rowen, Esq.
Brobeck Phleger & Harrison LLP
One Market Plaza
Spear St Tower
San Francisco, CA 94105

Kevin P. Muck, Esq.
Brobeck Phleger & Harrison LLP
One Market Plaza
Spear St Tower
San Francisco, CA 94105

Tower C. Snow, Esq.
Brobeck Phleger & Harrison LLP
One Market Plaza
Spear St Tower
San Francisco, CA 94105

Christopher T. Heffelfinger, Esq.
Berman DeValerio Pease & Tabacco
425 California St
Ste 2025
San Francisco, CA 94104

Joseph J. Tabacco Jr., Esq.

Berman DeValerio Pease & Tabacco
425 California St
Ste 2025
San Francisco, CA 94104

Jared B. Stamell, Esq.
Stamell Tabacco & Schager
One Liberty Plaza, 35th Flr.
New York, NY 10006-1404

Richard W. Wieking, Clerk

BY: 
Deputy Clerk

IN THE UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

CARY AND DENISE LAPIDUS LIVING TRUST, on behalf of itself and all others similarly situated,

Plaintiff,

v.

G. RANDALL HECHT, et al.,

Defendants.

No. C 98-3130 MMC

ORDER GRANTING DEFENDANT'S MOTION TO DISMISS

INTRODUCTION

Before the Court is defendants' motion to dismiss pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure. This matter came on regularly for hearing January 22, 1999. At the hearing, the parties addressed the question of whether plaintiff's claims were derivative or direct in nature, at which time counsel for plaintiff argued a point not previously made in plaintiff's opposition. The Court permitted the parties to submit supplemental briefing with respect to the new argument. The parties' respective supplemental papers have been filed, and this matter is now fully briefed.

BACKGROUND

On July 10, 1998, plaintiff commenced an action in the Superior Court of the State of California. Defendants timely removed the action on August 12, 1998, having been served on July 15, 1998. Unless otherwise noted, the following statement of facts is taken

from plaintiff's complaint.

Plaintiff alleges that defendants control and manage mutual finds, including the Robertson Stephens Contrarian Fund ("the Fund"), in which plaintiff owned shares. Plaintiff brings the instant lawsuit on behalf of himself and those similarly situated. Defendant Robertson Stephens Investment Trust ("the Trust") is an open-ended investment company and a Massachusetts business trust which offers shares of mutual funds to the public. Each fund is a series of shares of the Trust, and one of the funds is the Fund.[1]

The instant lawsuit involves defendants' use of so-called "short sales." When a party enters into a short sale, it places an order to sell a security which typically it does not own. To meet its contractual obligations in a short sale, the party borrows the security from a broker and sells it. The party is then obligated to return the borrowed security to the broker, typically at an unspecified time in the future. A short sale will be profitable if the price of the security at the time it is replaced is less than the price of the security at the time the short sale was entered into. Conversely, if the price increases, a short sale will result in a loss to the party.

Short sales involve a high degree of risk and leverage. As the Second Circuit explained, "If the price of the stock increases, the customer must cover by using funds in excess of the proceeds from the sale. Because the price of a stock may increase very substantially, the potential losses associated with uncovered short sales are also very substantial....Brokers therefore demand collateral, usually by taking an amount from the customer's account equal to the security required." Levitin v. PaineWebber, Inc., Fed. S. L. Rep. (CCH) ¶ 90,286 at 91, 318.

Plaintiff alleges that the Trust's January 16, 1996 registration statement with the SEC, which includes a Prospectus and a Statement of Additional Information, indicates

---

[1] Defendants also include the Trust's investment advisors, the Trust's underwriters, affiliated companies, the President, CEO, and Trustee of the Trust, G. Randall Hecht, and the Fund's portfolio manager, Paul H. Stephens.

that the Trust may not enter into a short sale on behalf of the Fund if the market value of the securities sold will exceed 25% of the value of the Fund's total assets. The January 16, 1996 statement also contains investment restrictions that are designated as fundamental and that may not be changed without a vote of the majority of the outstanding voting securities of the Fund. These investment restrictions include that the Fund (1) may not issue senior securities, except for borrowings, mortgages, pledges, reverse repurchase agreements, options and futures transactions which are permitted in the Registration Statement; and (2) may not borrow money, except from banks for temporary emergency purposes or in connection with leverage activities permitted in the Registration Statement, and then only in an amount not in excess of one third of the value of the Fund's total assets.

Plaintiff alleges that on May 5, 1997, the Trust filed a supplement to its April 1, 1997 prospectus filed with the SEC. Plaintiff alleges that the supplement, without shareholder vote, amended the restrictions on short sales to increase to 40% the percentage of the Fund's assets that could be devoted to the use of short sales. The Trust filed a similar supplement on January 2, 1998. On approximately August 13, 1997, the Trust filed a semi-annual report in which it disclosed that the Fund's short sale position had increased from 22.7% to 26-27%, and thereafter filed another semi-annual report that indicated that the short sale position had increased to 25-35% of Fund assets by the end of 1997. Plaintiff alleges that the Fund was suffering serious losses during these periods.

Plaintiff filed this lawsuit on July 10, 1998, alleging breach of contract, breach of fiduciary duty, recision, and violation of §§ 13(a)(2)and(3) and § 18(f) of the Investment Company Act of 1940 ("ICA"), 15 U.S.C. § 80(a)-(1), et seq.

Section 13(a)(2) prohibits an investment company from, inter alia, borrowing money or issuing senior securities without an authorized vote of the majority of its outstanding voting securities, except in accordance with the recitals of policy contained in the Registration Statement. See 15 U.S.C. § 80a-13(a)(2). Section 13(a)(3) prohibits an investment company from deviating from any investment policy recited in its Registration

Statement that is changeable only if authorized by a majority of the voting securities. See 15 U.S.C. § 80a-13(a)(3). Section 18(f) prohibits an open-ended investment company from issuing senior securities, except that a company may borrow from a bank if the senior securities do not exceed one third of the total assets of the company. See 15 U.S.C. § 80a-18(f)(1).[2]

As to sections 13(a)(2) and (3), plaintiff alleges that the fundamental restrictions incorporate the 25% limitation on short sales. Plaintiff alleges that the May 5, 1997 change to 40%, without shareholder approval, thus violated the ICA. As to section 18(f), plaintiff argues that the change from the 25% limitation to the 40% limitation violated said section because the Fund's increased use of short sales constituted the issuance of senior securities.

DISCUSSION

A. Legal Standard

Federal Rule of Civil Procedure 12(b)(6) provides that a party may move to dismiss an action for failure to state a claim upon which relief may be granted. A motion to dismiss under Rule 12(b)(6) cannot be granted unless "it appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief." Conley v. Gibson, 355 U.S. 41, 45-46 (1957). Dismissal can be based on the lack of a cognizable legal theory or the absence of sufficient facts alleged under a cognizable legal theory. Balistreri v. Pacifica Police Dept., 901 F.2d 696, 699 (9th Cir. 1990). In analyzing whether to grant a Rule 12(b)(6) motion, the court should keep in mind that dismissal is disfavored and should be granted only in "extraordinary" cases. United States v. Redwood City, 640 F.2d 963, 966 (9th Cir. 1981).

Generally, a district court may not consider any material beyond the pleadings in ruling on a Rule 12(b)(6) motion. Hal Roach Studios, Inc. v. Richard Feiner And Co., Inc., 896 F.2d 1542, 1555 n. 19 (9th Cir. 1990). However, material which is properly submitted

[2] None of these sections expressly creates a private cause of action.

as part of the complaint may be considered. Id. In addition, documents whose contents are alleged in a complaint, and whose authenticity no party questions, but which are not physically attached to the pleading, may be considered. Branch v. Tunnell, 14 F.3d 449, 454 (9th Cir. 1994). A matter that is properly the subject of judicial notice may be considered along with the complaint when deciding a motion to dismiss pursuant to Rule 12(b)(6). Mack v. South Bay Beer Distributors, Inc., 798 F.2d 1279, 1282 (9th Cir. 1986); Summit Technology, Inc. v. High-Line Medical Instruments, Co., 933 F. Supp. 918, 927 (C.D. Cal. 1996).

In analyzing a motion to dismiss, the Court must accept as true all material allegations in the complaint and construe them in the light most favorable to the nonmoving party. NL Industries, Inc. v. Kaplan, 792 F.2d 896, 898 (9th Cir. 1986). However, factual allegations can be disregarded if contradicted by the facts established by reference to documents attached as exhibits to the complaint. Durning v. First Boston Corp., 815 F.2d 1265, 1267 (9th Cir. 1987). Conclusory allegations, unsupported by the facts alleged, need not be accepted as true. Holden v. Hagopian, 978 F.2d 1115, 1121 (9th Cir. 1992).

B. Discussion

1. Direct versus derivative

Defendants in their motion to dismiss argue that the instant claims are derivative in nature and that, as a result, plaintiff lacks standing to bring these claims.

a. Special injury versus general injury

To have standing to bring an individual action, a plaintiff "must allege more than an injury resulting from wrong to the corporation....For a plaintiff to have standing to bring an individual action, he must be injured directly or independently of the corporation." Kramer v. Western Pacific Industr., Inc., 546 A.2d 348, 351 (De. Supr. 1988). "It is well settled that the test used to distinguish between derivative and individual harm is whether the plaintiff suffered special injury. A special injury is established where there is a wrong suffered by a plaintiff that was not suffered by all stockholders generally or where the wrong involves a contractual right of the stockholders, as the right to vote." In re Tri-Star Pictures, 634 A.2d

319, 330 (Del. 1993) (holding action direct where majority shareholders, inter alia, acted to dilute voting rights of minority shareholders).

Plaintiff argues in its initial opposition that the injury suffered here was an injury suffered by only a portion of the Fund's investors. Plaintiff argues those shareholders who purchased shares based on the October 1996 Prospectus (which contained the 25% limitation) suffered an injury unlike those who purchased stock based on the May 5, 1997 supplement to the April 1997 prospectus (which contained the 40% limitation). According to plaintiff, the former class of plaintiffs suffered a "special injury" that the latter class did not.

The case law, however, does not support this argument. The authorities cited by plaintiff are distinguishable. They involve situations were action was taken by majority shareholders at the expense of minority shareholders, see id. at 327; Barbieri v. Swing-N-Slide Corp., 1996 Del. Ch. Lexis 46 (Del. Ch. May 7, 1996), and where only certain stockholders, who purchased stock within a specified period, relied upon an alleged misrepresentation, see Wiener v. The Southern Co., 1992 Del. Ch. Lexis 8 (Del. Ch. Jan. 24, 1992).

Here, by contrast, the injury plaintiff attributes to the increased use of short sales was suffered by the Fund as a whole. It was not the announcement of the change from 25% to 40% that caused the injury. Rather, it was the Fund's actual increase in the use of short sales over time. All shareholders suffered such injury in equivalent fashion. As the complaint alleges: "By the end of 1997, the assets of The Contrarian Fund had decreased by more than 60% from the end of 1996. A substantial part of the decrease was the result of losses caused by the use of short sales and other investment techniques that leveraged the net assets of The Contrarian Fund in violation of contractual restrictions. Plaintiff brings this action to recover those losses." Comp. ¶ 2 (emphasis added).

The fact that only some shareholders relied on the 25% limitation in purchasing their shares does not establish a special injury. Unlike Wiener, plaintiff does not rely upon a theory of fraud or misrepresentation. In Wiener, for instance, the court found the injury to

be special because only a limited class of investors had relied upon a misrepresentation and hence suffered an injury (inflated stock prices). Here, while only some stockholders relied upon the 25% limitation, any reliance thereon is irrelevant to plaintiff's claim that the increase from 25% to 40% violated the ICA and state law. As defendants put it: "This, of course, follows logically from plaintiff's contention that, regardless of what the Prospectus said, TCF was prohibited from engaging in certain transactions without shareholder approval." Reply at 3.

b. The Trust's standing under Massachusetts law to bring a lawsuit

Plaintiff also argues in its initial opposition that a derivative action exists only when the right claimed by the shareholder is one the corporation could itself have enforced in court, and that the Trust and the Fund, under Massachusetts law, had no standing to bring a claim on its own behalf.

This argument misses the mark. Massachusetts courts have permitted derivative claims to be brought on behalf of Massachusetts business trusts. See Tracy v. Curtis, 405 N.E.2d. 656 (1980); Cohen v. U.S. Securities, 40 N.E.2d. 282 (1942). Other courts interpreting Massachusetts law have permitted derivative claims in such instances as well. See Hasan v. Clevehurst Realty Investors, 548 F. Supp. 1146 (N.D. Ohio 1982); Rottenberg v. Pfeiffer, 398 N.Y.S.2d 703 (1977); Greenspun v. Lindley, 369 N.Y.S.2d 123 (1975). As the Greenspun court noted, "we conclude, although the issue is not so clear as it might be, that the courts of [Massachusetts] would treat the shareholders of a Massachusetts business trust the same as they would the shareholders of a Massachusetts business corporation in enforcing conditions precedent to the institution of a shareholders' derivative action." Id. at 126. Here, as in Greenspun, plaintiff "cites no case, nor have we found any, in which for present purposes a Massachusetts court has distinguished between a business trust and a business corporation and applied a different rule to the former. Nor do we perceive any legal or practical reason for differentiating here between a business trust and a business corporation." Id. at 127.

c. Standing under sections 13(a)(2), 13(a)(3), and 18(f) of the ICA

At the hearing, plaintiff raised an additional argument as to which the Court allowed supplemental briefing. Plaintiff contends that the Trust has no standing to bring an action under §§ 13(a)(2) and (3) and § 18(f) of the ICA. Plaintiff focuses on the language of §§ 13(a) and 18(f), which precludes, respectively, certain practices by a "registered company" and a "registered open-end company." Plaintiff concludes that these sections envision investment companies as defendants in an action, not as plaintiffs asserting corporate rights. As a result, plaintiff argues, because the corporation could not have brought an action under these sections, the instant claims are, of necessity, direct, and not derivative.

Plaintiff's primary authority for this argument is the Supreme Court's decision in Daily Income Fund v. Fox, 464 U.S. 523 (1984). In Daily Income Fund, the Supreme Court determined that section 36(b) of the ICA does not provide for a private cause of action by a corporation. Section 36(b) provides, in relevant part: "An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company...." 15 U.S.C. § 80a-35(b). The Supreme Court interpreted this language, and the legislative history of the Act, to preclude a lawsuit brought by the corporation. 464 U.S. at 533-35.

Plaintiff's reliance on Daily Income Fund is misplaced. First, by its language, section 36(b) specifies causes of action for a security holder and the SEC but makes no reference to the corporation itself. The Supreme Court noted that "the unusual cause of action created by § 36(b) differs significantly from those traditionally asserted in shareholder derivative suits. Instead of establishing a corporate action from which a shareholder's right to sue derivatively may be inferred, § 36(b) expressly provides only that the new corporate right it creates may be enforced by the Securities and Exchange Commission (SEC) and security holders of the company." Daily Income Fund, 464 U.S. at 5355 (emphasis added).

Plaintiff is unable to point to similar language in sections 13(a)(2), 13(a)(3), and 18(f). In fact, section 36(b) differs materially from the sections relied upon here because the sections relied upon here do not expressly create a private cause of action. Plaintiff's

argument that sections 13(a) and 18(f) contain an implied cause of action for shareholders, but not for corporations, finds no support in Daily Income Fund..

Plaintiff's reliance on Daily Income Fund is also misplaced because it ignores the Supreme Court's treatment of claims brought under the ICA but under provisions other than section 36(b). In Burks v. Lasker, 441 U.S. 471 (1979), a federal derivative action brought under section 13(a)(3), the Court held that state law regarding the powers of boards of directors to terminate litigation is controlled by state law to the extent such state law is consistent with the ICA. The Court cited to lower court opinions inferring a derivative cause of action under § 13(a)(3) and assumed "without deciding that respondents have implied, derivative causes of action under the ICA...." 441 U.S. at 475-76 (emphasis added). The Supreme Court thoroughly examined the interplay of state and federal law in a derivative action brought under the ICA. It is unlikely that the Supreme Court would have done so if plaintiff were correct that a corporation had no standing to bring a claim under § 13(a)(3). Thereafter, in a federal derivative action filed pursuant to section 20(a) of the ICA, the Supreme Court addressed at length the question of whether state law controls, in this instance as to the futility of complying with the demand requirement for derivative actions. Kamen v. Kemper Financial Serv., 500 U.S. 90 (1991). See also Strougo v. Scudder, Stevens & Clark, Inc., 964 F. Supp. 783 (S.D.N.Y. 1997) (dismissing, as derivative, claims brought under § 36(a) of the ICA).

Moreover, plaintiff's argument is inconsistent with § 48(a) of the ICA. District courts, in holding that implied causes of action exist under certain sections of the ICA, have held that § 48(a) permits individual defendants to be named in such actions. See e.g., Krouner v. American Heritage Fund, Inc., 1996 WL 393584, at *3 (S.D.N.Y. 1996); Jerozal v. Cash Reserve Management, Inc., 1982 WL 1363, at *6 (S.D.N.Y. 1982). Indeed, plaintiff here took this very position in arguing that a claim had been stated against the individual defendants in this matter. See Opp. at 24-25 n.19 (arguing that the "reason no defendant makes the argument [that only an investment company is liable] is because § 48 makes it impossible for an investment advisor or portfolio manager to win"). The complaint itself

United States District Court
For the Northern District of California

alleges that named individual defendants caused the Trust to violate the Fund's fundamental restrictions. See Compl. at 9-13, 15-16. Plaintiff now argues that, while the sections upon which plaintiff relies contain implied causes of action, and while individual defendants can be named under § 48(a), a corporation nevertheless has no standing to assert these rights. This argument is unsupported by either the statute or the case law, and is contradicted by plaintiff's own complaint and opposition to defendant's argument that individual liability does not exist under the ICA.

Finally, plaintiff cites to a number of cases that appear to have been brought as direct actions under the ICA. In none of the cases, however, does the issue appear to have been raised. Moreover, a vast majority of these cases involved allegations of fraud, or special injuries, to a discrete class of shareholders. See, e.g., Hunt v. Alliance North American Gov't Income Trust, Inc., 159 F.3d 723 (2d Cir. 1998) (fraud claims brought by shareholders who purchased stock during specified period of time); Rodney v. KPMG Peat Marwick, 143 F.3d 1140 (8th Cir. 1998) (fraud claims); Sheppard v. TCW/DW Term Trust 2000, 938 F. Supp. 171 (S.D.N.Y. 1996) (same) Blatt v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 916 F. Supp. 1343 (D.N.J. 1996) (same); Potomac Capital Markets Corp. v. Prudential-Bache Corporate Dividend Fund, Inc., 726 F. Supp. 87 (S.D.N.Y. 1989) (claims that investment company made false and misleading proxy statements). In such instances, because the injury is special, not general, the claims are direct in nature. Here, by contrast, there is no allegation of fraud, and the injury was suffered by the shareholders as a whole. See discussion infra. Moreover, some of the cases cited by plaintiff actually support defendants' position. See, e.g., Lessler v. Little, 857 F.2d 866 (1st. Cir. 1988) (dismissing claims as derivative and noting that "a shareholder such as [plaintiff] lacks standing to pursue on his own claims properly belonging to the corporation"); Clemente Global Growth Fund, Inc., v. Pickens, III, 705 F. Supp. 958 (S.D.N.Y. 1989) (holding plaintiff corporation had standing to bring claims under § 12(d)(1)(A) of the ICA). Significantly, in the case most similar on its facts to the case at bench, the shareholders' claims were brought derivatively. See Green v. Brown, 398 F.2d 1006 (2d Cir. 1968)

(section 13(a)(3) claim brought derivatively); see also Leighton v. One William Street Fund, 1965 U.S. Dis. LEXIS 9430 (S.D.N.Y. 1965).

2. Other Issues

Because plaintiff lacks standing, the Court lacks subject matter jurisdiction over the claims and declines to reach the remaining issues in the motion. See EMI Ltd. v. Bennett, 560 F. Supp. 134, 135-36 (N.D. Cal. 1982).

CONCLUSION

For the reasons expressed, the Court finds plaintiffs lack standing to bring this action and, accordingly, defendants' motion to dismiss is hereby GRANTED.

IT IS SO ORDERED.

Dated: MAR 2 6 1999



MAXINE M. CHESNEY
United States District Judge

tl

Un   d States District Court
for the
Northern District of California
March 26, 1999

* * CERTIFICATE OF SERVICE * *

Case Number:3:98-cv-03130

Lapidus

vs

Hecht

I, the undersigned, hereby certify that I am an employee in the Office of the Clerk, U.S. District Court, Northern District of California.

That on March 26, 1999, I SERVED a true and correct copy(ies) of the attached, by placing said copy(ies) in a postage paid envelope addressed to the person(s) hereinafter listed, by depositing said envelope in the U.S. Mail, or by placing said copy(ies) into an inter-office delivery receptacle located in the Clerk's office.

Jane Helen Rowen, Esq.
Brobeck Phleger & Harrison LLP
One Market Plaza
Spear St Tower
San Francisco, CA 94105

Kevin P. Muck, Esq.
Brobeck Phleger & Harrison LLP
One Market Plaza
Spear St Tower
San Francisco, CA 94105

Tower C. Snow, Esq.
Brobeck Phleger & Harrison LLP
One Market Plaza
Spear St Tower
San Francisco, CA 94105

Christopher T. Heffelfinger, Esq.
Berman DeValerio Pease & Tabacco
425 California St
Ste 2025
San Francisco, CA 94104

Joseph J. Tabacco Jr., Esq.

Berman DeValerio Pease & Tabacco
425 California St
Ste 2025
San Francisco, CA 94104

Jared B. Stamell, Esq.
Stamell Tabacco & Schager
One Liberty Plaza, 35th Flr.
New York, NY 10006-1404

Richard W. Wieking, Clerk

BY: Tracy Lucero
Deputy Clerk

No. 99-15835

UNITED STATES COURT OF APPEALS

FOR THE NINTH CIRCUIT

CARY AND DENISE LAPIDUS LIVING TRUST, On Behalf of Itself and All Others Similarly Situated,

Plaintiff-Appellant,

vs.

G. RANDALL HECHT; PAUL H. STEPHENS; ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.; ROBERTSON, STEPHENS & COMPANY, INC.; and ROBERTSON, STEPHENS INVESTMENT MANAGEMENT, INC.,

Defendants-Appellees.

Appeal from a Judgment of the United States District Court
for the Northern District of California
No. C-98-030130 MMC
The Honorable Maxine M. Chesney

PLAINTIFF-APPELLANT'S BRIEF

Joseph J. Tabacco, Jr.
Berman, DeValerio, Pease & Tabacco, P.C.
425 California Street, Suite 2025
San Francisco, CA 94104
Telephone: (415) 433-3200

Jared B. Stamell
Stamell & Schager, LLP
One Liberty Plaza, 35th Floor
New York, NY 10006-1404
Telephone: (212) 566-4047

Attorneys for Plaintiff-Appellant
[Additional counsel appear on signature page]

No. 99-15835

UNITED STATES COURT OF APPEALS

FOR THE NINTH CIRCUIT

CARY AND DENISE LAPIDUS LIVING TRUST, On Behalf of Itself and All Others Similarly Situated,

Plaintiff-Appellant,

vs.

G. RANDALL HECHT; PAUL H. STEPHENS; ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.; ROBERTSON, STEPHENS & COMPANY, INC.; and ROBERTSON, STEPHENS INVESTMENT MANAGEMENT, INC.,

Defendants-Appellees.

Appeal from a Judgment of the United States District Court
for the Northern District of California
No. C-98-030130 MMC
The Honorable Maxine M. Chesney

PLAINTIFF-APPELLANT'S BRIEF

Joseph J. Tabacco, Jr.
Berman, DeValerio, Pease & Tabacco, P.C.
425 California Street, Suite 2025
San Francisco, CA 94104
Telephone: (415) 433-3200

Jared B. Stamell
Stamell & Schager, LLP
One Liberty Plaza, 35th Floor
New York, NY 10006-1404
Telephone: (212) 566-4047

Attorneys for Plaintiff-Appellant
[Additional counsel appear on signature page]

I. JURISDICTION

Defendants control and manage eleven mutual funds, one of which is called "The Contrarian Fund." Plaintiff and others similarly situated lost $250 million investing in The Contrarian Fund, partly because defendants made short sales of securities in amounts that violated restrictions in the prospectus and statutory restrictions. On July 10, 1998, plaintiff brought suit in the Superior Court of California, County of Alameda, for money damages as a class action on behalf of all injured investors alleging violations of state law and §§ 13(a)(2), 13(a)(3) and 18(f) of the Investment Company Act of 1940 ("ICA"), 15 U.S.C. §§ 80a-13(a)(2), 13(a)(3) and 18(f). The complaint was served on defendants on July 15, 1998.

On August 12, 1998, defendants removed the action to the United States District Court for the Northern District of California pursuant to 28 U.S.C. § 1441(b) on the ground that the case was within the court's original jurisdiction under 28 U.S.C. § 1331 and 15 U.S.C. § 80a-43 by virtue of the claims under the ICA. Excerpt of Record ("ER") 84. Defendants then moved to dismiss the complaint. ER 84.

On March 26, 1999, the district court granted the motion. A final judgment was entered on March 30, 1999 disposing of all claims as to all parties. ER 27; Docket No. ("Tab") 46. Plaintiff filed a timely notice of appeal on April 26, 1999.

ER 28-31; Tab 47. 28 U.S.C. § 2107(a). This Court has jurisdiction pursuant to 28 U.S.C. § 1291.

II. ISSUES FOR REVIEW

1. Do shareholders' claims under ICA §§ 13(a)(2), 13(a)(3) and 18(f) – that (a) prohibit an investment company from changing investment policies in its registration statement without the shareholders' vote, and (b) restrict an investment company from entering into transactions that create investment leverage, called "senior securities" – constitute direct claims to enforce shareholder rights or are they derivative claims to enforce the rights of the investment company?

2. Does Rule 23.1 of the Federal Rules of Civil Procedure relating to derivative claims apply to claims brought by shareholders of a Massachusetts Business Trust?

III. STANDARD OF REVIEW

Whether an investment company shareholder may assert a claim that the investment company violated ICA §§ 13(a) and 18(f) on its own behalf is a question of law reviewed de novo. *Pareto v. FDIC*, 139 F.3d 696, 699 (9th Cir. 1998). In reviewing a Rule 12(b)(6) dismissal, all allegations of material fact in the complaint are taken as true and construed in the light most favorable to the nonmoving party. *Balistreri v. Pacifica Police Dep't.*, 901 F.2d 696, 699 (9th Cir.

1990). A complaint should only be dismissed where it "appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief." *Conley v. Gibson*, 355 U.S. 41, 45-6 (1957).

IV. STATEMENT OF THE CASE

This is a class action to recover the damages to investment company shareholders caused by defendants' investment of funds in violation of restrictions forth in ICA § 18(f) and in the registration statement, without the vote of shareholders as required by ICA §§ 13(a)(2) and 13(a)(3). ER 1-15; Tab 1. Plaintiff filed the case in state court. Defendants removed to federal court and moved to dismiss. ER 84. The district court granted defendants' motion, dismissing the complaint on the ground that the federal claims were derivative in nature and plaintiff did not have the standing to bring them. ER 16-25; Tab 45.

V. STATEMENT OF FACTS

Defendants control and manage eleven mutual finds, including the Robertson Stephens Contrarian Fund ("the Fund"), in which plaintiff owned shares. ER 1; Tab 1. Plaintiff sues on behalf of itself and those similarly situated. ER 1, 4; Tab 1. Defendant Robertson Stephens Investment Trust ("the Trust") is an open-ended investment company and a Massachusetts business trust that offers

shares of mutual funds to the public. ER 3; Tab 1. Each fund is a series of shares of the Trust and one of the funds is The Contrarian Fund.[1]

The suit involves defendants' use of so-called "short sales." When a party enters into a short sale, it places an order to sell a security that typically it does not own. ER 6; Tab 1. To meet its contractual obligations in a short sale, the party borrows the security from a broker and sells it. Id. The party is then obligated to return the borrowed security to the broker, typically at an unspecified time in the future. A short sale will be profitable if the price of the security at the time it is replaced is less than the price of the security at the time the short sale was entered into. Conversely, if the price increases, a short sale will result in a loss to the party. Id.

Short sales involve a high degree of risk and leverage. As the Second Circuit explains, "[i]f the price of the stock increases, the customer must cover by using funds in excess of the proceeds from the sale. Because the price of a stock may increase very substantially, the potential losses associated with uncovered short sales are also very substantial . . . . Brokers therefore demand collateral, usually by taking an amount from the customer's account equal to the security required." *Levitin v. PaineWebber, Inc.*, 159 F.3d 698, 700 (2d Cir. 1998).

---

[1] Defendants also include the Trust's investment advisors, the Trusts' underwriters, affiliated companies, the President, Chief Executive Officer, and

The Trust's January 16, 1996 registration statement filed with the Securities Exchange Commission (the "SEC"), which includes a prospectus and a statement of additional information, states that the Trust may not enter into a short sale on behalf of The Contrarian Fund if the market value of the securities sold will exceed 25% of the value of The Contrarian Fund's total assets. ER 7-8; Tab 1. The January 16, 1996 statement also contains investment restrictions that are designated as fundamental and that may not be changed without a vote of the majority of the outstanding voting securities of The Contrarian Fund. These investment restrictions include that The Contrarian Fund (1) may not issue senior securities, except for borrowings, mortgages, pledges, reverse repurchase agreements, options and futures transactions that are permitted in the registration statement; and (2) may not borrow money, except from banks for temporary emergency purposes or in connection with leverage activities permitted in the registration statement, and then only in an amount not in excess of one third of the value of The Contrarian Fund's total assets. Id.

On May 5, 1997, the Trust filed with the SEC a supplement to its April 1, 1997 registration statement. The supplement, without shareholder vote, amended the restrictions on short sales to increase to 40% the percentage of The Contrarian Fund's assets that could be devoted to short sales. ER 9; Tab 1. The Trust filed a

---

Trustee of the Trust, and The Contrarian Fund's portfolio manager. ER 1, 3-4;

similar supplement on January 2, 1998. Id. On approximately August 13, 1997, the Trust filed a semi-annual report with the SEC in which it disclosed that The Contrarian Fund's short sale position had increased from 22.7% to 26-27%, and thereafter filed another semi-annual report with the SEC that indicated that the short sale position had increased to 25-35% of fund assets by the end of 1997. ER 10; Tab 1. The Contrarian Fund suffered serious losses during these periods. Id.

Based upon the facts stated above and the other allegations in the complaint, plaintiff alleges non-federal claims for breach of contract, breach of fiduciary duty and recission, and federal claims for violation of ICA §§ 13(a)(2), 13(a)(3) and 18(f), 15 U.S.C. § 80a-13(a)(2), 80a-13(a)(3) and 80a-18(f). ER 10-13; Tab 1.

Section 13(a)(2) prohibits an investment company from, inter alia, borrowing money or issuing senior securities "unless authorized by the vote of a majority of its outstanding voting securities," except in accordance with the recitals of policy contained in the registration statement. (emphasis added) See 15 U.S.C. § 80a-13(a)(2). Section 13(a)(3) prohibits an investment company from deviating from any investment policy recited in its registration statement that is changeable only if authorized by a majority of the voting securities "unless authorized by the vote of a majority of its outstanding voting securities." (emphasis added) See 15 U.S.C. § 80a-13(a)(3). Section 18(f) prohibits an open-

---

Tab 1.

ended investment company from issuing senior securities, except that a company may borrow from a bank if the senior securities do not exceed one-third of the total assets of the company. See 15 U.S.C. § 80a-18(f)(1).

As to §§ 13(a)(2) and 13(a)(3), plaintiff alleges that the restrictions on borrowing and senior securities are changeable only if authorized by shareholder vote. This voting requirement applies to the restriction limiting short sales to 25% of the value of The Contrarian Fund's assets, as included in the Trust's January 16, 1996 registration statement. ER 12-13; Tab 1. Plaintiff alleges that the May 5, 1997 change to 40%, without shareholder vote, thus violated the ICA. Id. As to § 18(f), plaintiff alleges that the change from a 25% limitation to the 40% limitation violated that section because The Contrarian Fund's increased use of short sales constituted the issuance of senior securities. ER 13; Tab 1.

Defendants argued that the claims were derivative in nature and that plaintiff lacked standing to bring them. The district court agreed and dismissed the complaint.

VI. SUMMARY OF ARGUMENT

Whether the claims alleged under ICA §§ 13(a)(2), 13(a)(3) and 18(f) are derivative turns on whose rights are being enforced – the shareholders' or the investment company's – and this determination requires analysis of the statutory language. The district court did not make this analysis.

TABLE OF CONTENTS

I. JURISDICTION 1

II. ISSUES FOR REVIEW 2

III. STANDARD OF REVIEW 2

IV. STATEMENT OF THE CASE 3

V. STATEMENT OF FACTS 3

VI. SUMMARY OF ARGUMENT 7

VII. ARGUMENT 8

A. The Contrarian Fund Shareholders Have a Direct Cause Of Action For The Claims Asserted 8

1. A Derivative Claim Asserts A Right Of A Corporation. 10

2. Sections 13(a)(2), 13(a)(3) and 18(f) Of The ICA Impose Duties On Investment Companies For The Protection Of Shareholders That These Shareholders Are Entitled To Enforce Directly. 12

3. Even If The Special Injury Rule Applies, Plaintiff Has A Direct Cause Of Action. 20

4. Since The Trust Has No Claim For Injury To Its Rights, The Claims Cannot Be Derivative. 24

B. Rule 23.1 Does Not Apply Because Plaintiff Was A Shareholder Of A Trust, Not A Corporation. 26

VIII. CONCLUSION 28

TABLE OF AUTHORITIES

CASES:

Balistreri v. Pacifica Police Dep't.,
901 F.2d 696 (9th Cir. 1990) 2

Barbieri v. Swing-N-Slide,
1996 Del. Ch. LEXIS 46 (May 7, 1996) 21, 23

Blatt v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,
916 F. Supp. 1343 (D.N.J. 1996) 14

Burks v. Lasker,
441 U.S. 471 (1979) 15, 16

Cohen v. Beneficial Indus. Loan Corp.,
337 U.S. 541 (1949) 10, 11

Cohen v. U.S. Trust Sec. Corp.,
40 N.E.2d 282 (Mass. 1942) 28

Condec Corp. v. Lunkenheimer Co.,
230 A.2d 769 (Del. Ch. 1967) 21, 23

Conley v. Gibson,
355 U.S. 41 (1957) 3

Daily Income Fund, Inc. v. Fox,
464 U.S. 523 (1984) 10, 11, 24, 16

Dowling v. Narragansett Capital Corp.,
735 F. Supp. 1105 (D.R.I. 1990) 25

Ernst & Ernst v. Hochfelder,
25 U.S. 185 (1976) 12

Franchise Tax Bd. of California v. Alcan Aluminum Ltd.,
493 U.S. 331 (1990) 9

Green v. Brown,
398 F.2d 1006 (2d Cir. 1968).. 19

Greenspun v. Lindley,
330 N.E.2d 79 (N.Y. 1975) 27

Hasan v. Clevetrust Realty Investors,
548 F. Supp. 1146 (N.D. Ohio 1982), vacated,
729 F.2d 372 (6th Cir. 1984)... 27

Hawes v. Oakland,
104 U.S. 450 (1882) 10

Hunt v. Alliance N. American Govt. Income Trust, Inc.,
159 F.3d 723 (2d Cir. 1998)... 14, 22

J.I. Case, Co. v. Borak,
377 U.S. 426 (1964) 9

Kamen v. Kemper Fin. Servs., Inc.,
908 F.2d 1338 (7th Cir. 1990), reversed on other grounds,
500 U.S. 90 (1991) 14, 15, 16

Karpus v. Hyperion Capital Management, Inc.,
1997 U.S. Dist. LEXIS 4332 (S.D.N.Y. April 4, 1997) 15

Katz v. Pels,
774 F. Supp. 121 (S.D.N.Y. 1991).. 9

Kayes v. Pacific Lumber Co.,
51 F.3d 1449 (9th Cir. 1995)... 8, 26, 27

Krinsk v. Fund Asset Management, Inc.,
75 F.2d 404 (2d Cir. 1989)... 17

Krome v. Merrill Lynch & Co.,
637 F. Supp. 910, vacated in part on other grounds,
110 F.R.D. 693 (S.D.N.Y. 1986) 14

Krouner v. American Heritage Fund, Inc.,
1997 U.S. Dist. LEXIS 11445 (S.D.N.Y. Aug. 6, 1997) 14, 17, 18, 25

Langner v. Brown,
913 F. Supp. 260 (S.D.N.Y. 1996) 14

Leighton v. One William Street Fund, Inc.,
1965 U.S. Dist. LEXIS 9430 (S.D.N.Y. July 2, 1965) 19

Lessler v. Little,
857 F.2d 866 (1st Cir. 1988) 13, 18, 19

Levitin v. PaineWebber, Inc.,
159 F.3d 698 (2d Cir. 1998) 4

Lipton v. News Int'l,
514 A.2d 1075 (Del. Super. Ct. 1986) 21

Meyer v. Fleming,
327 U.S. 161 (1946) 10

Meyer v. Oppenheimer Management Corp.,
764 F.2d 76 (2d Cir. 1985) 14

In re ML-Lee Acquisition Fund II Sec. Litig.,
848 F. Supp. 527 (D. Del. 1994) 14

Monheit v. Carter,
376 F. Supp. 334 (S.D.N.Y. 1974) 15, 18

Moran v. Household Int'l, Inc.,
490 A.2d 1059 (Del. Ch. 1985),
aff'd, 500 A.2d 1346 (1985) 23

Omni Fin. Corp. v. Cohen,
1994 U.S. Dist. LEXIS 3357 (S.D.N.Y. March 22, 1994) 15

Oppenheimer Fund, Inc. v. Sanders,
437 U.S. 340 (1978) 13, 16

Pareto v. FDIC,
139 F.3d 696 (9th Cir. 1998) 2

Potomac Capital Mkts. Corp. v. Prudential-Bache Corporate Dividend Fund, Inc.,
726 F. Supp. 87 (S.D.N.Y. 1989) 14

Rabkin v. Philip A. Hunt Chem. Corp.,
547 A.2d 963 (Del. Ch. 1986) 22

Rodney v. KPMG Peat Marwick,
143 F.3d 1140 (8th Cir. 1998) 14

Rottenberg v. Pfeiffer,
398 N.Y.S.2d 703 (App. Div. 1977), motion to appeal granted,
44 N.Y.2d 642 (1978) 28

Ross v. Bernhard,
396 U.S. 531 (1970) 10

Sheppard v. TCW/DW Term Trust 2000,
938 F. Supp. 171 (S.D.N.Y. 1996) 15

Smith v. Sperling,
54 U.S. 91 (1957) 11, 14

Strougo v. Scudder Stevens & Clark, Inc.,
964 F. Supp. 783 (S.D.N.Y. 1997) 16, 17

Tracy v. Curtis,
405 N.E.2d 656 (Mass. App. Ct. 1980) 28

In re Tri-Star Pictures,
634 A.2d 319 (Del. 1993) 20, 21, 22, 23

Weil v. Investment/Indicators, Research and Management, Inc.,
647 F.2d 18 (9th Cir. 1981) 25

Wiener v. Southern Co.,
1992 Del. Ch. LEXIS 8 (Jan. 24, 1992) 23, 24

Yamamoto v. Omiya,
564 F.2d 1319 (9th Cir. 1977) 9, 20

STATUTES, RULES, AND REGULATIONS:

Federal Rules of Civil Procedure:
12(b)(6) 2
23(b)(3) 16
23.1 .... *passim*

Investment Company Act of 1940:
§ 8(b)(5) 15, 17, 18, 5
§ 10(a) 14
§ 13(a) .... *passim*
§ 13(a)(2) .... *passim*
§ 13(a)(3) .... *passim*
§ 15 18
§ 15(f) 14
§ 17 14
§ 17(a) 14
§ 17(a)(2) 13, 19
§ 17(j) 14
§ 18(f) .... *passim*
§ 18(f)(1) 13
§ 18(h) 13
§ 20 14
§ 22 14
§ 34(a) 14
§ 36 14
§ 36(a) .... *passim*

§ 36(b) .... *passim*
§ 47(b) 13
§ 47(b)(1) 15, 17, 18
§ 48(a) .... *passim*
§ 57(a) 14
§ 57(d) 14

15 U.S.C. § 80a-13(a)(2) 1, 6
15 U.S.C. § 80a-13(a)(3) .... *passim*
15 U.S.C. § 80a-18(f) 1, 6, 13
15 U.S.C. § 80a-18(f)(1) 7
15 U.S.C. § 80a-18(h) 13
15 U.S.C. § 80a-35(b) 11
15 U.S.C. § 80a-43 1
15 U.S.C. § 80a-47(a) 25
15 U.S.C. § 80a-48(a) 25

Other:

28 U.S.C. § 1291 2
28 U.S.C. § 1331 1
28 U.S.C. § 1441(b) 1
28 U.S.C. § 2107(a) 2

The statutory language of ICA §§ 13(a)(2), 13(a)(3) and 18(f) impose restrictions on the investment company for the protection of investors. Where an investment company departs from investment policies without the shareholders' vote required by §§ 13(a)(2) and 13(a)(3), the rights violated are those of the shareholders. Similarly, the restrictions on borrowing and senior securities in §18(f) exist to protect shareholders so that where an investment company violates these restrictions, the rights violated are those of the shareholders. The district court overlooked the fundamental characteristic of the claims that the investment company is the wrongdoer that deprived shareholders of their statutory rights; a fortiori, the right to enforce the statute belongs to the shareholders, not the wrongdoer.

Furthermore, Rule 23.1 applies to corporations and their shareholders. The investment company here is a trust, not a corporation, and the shareholders are trust beneficiaries. This Court holds that Rule 23.1 does not apply under this circumstance and that the case may be maintained as a class action. *Kayes v. Pacific Lumber Co.*, 51 F.3d 1449, 1463 (9th Cir. 1995).

VII. ARGUMENT

A. The Contrarian Fund Shareholders Have a Direct Cause Of Action For The Claims Asserted

The district court held that plaintiff's claims under ICA §§ 13(a)(2) and (3) and § 18(f) must be brought derivatively and that plaintiff, as a former shareholder

for the investment company, did not have the standing to pursue them directly. The district court, however, conducted only a limited analysis of the nature of the claims and never considered the key issue: are these claims for rights that belong to the shareholders or, as the district court found, are they for rights that can only be asserted by the corporation?

Moreover, the district court overlooked the fact that an action may lie both derivatively and individually for the same misconduct. *Franchise Tax Bd. of California v. Alcan Aluminum Ltd.*, 493 U.S. 331, 336 (1990) ("a shareholder with a direct, personal interest in a cause of action [is allowed] to bring suit even if the corporation's rights are also implicated"); *Yamamoto v. Omiya,* 564 F.2d 1319, 1325-1326 (9th Cir. 1977), citing, *J.I. Case, Co. v. Borak,* 377 U.S. 426, 432 (1964); *Katz v. Pels,* 774 F. Supp. 121, 127 (S.D.N.Y. 1991) ("where a suit is individual as well as derivative in nature, then no such demand is required, nor required shown futile, for the claims may be sustained in the alternative").

When an investment company violates one of the provisions of the ICA designed to protect shareholders, such as §§ 13(a)(2) and (3) and § 18(f), the shareholders can sue in a direct action, regardless of whether a derivative claim also exists.

1. A Derivative Claim Asserts A Right Of A Corporation.

Shareholder derivative actions originated in equity as the consolidation of two distinct claims: first, the claim by a shareholder that the corporation has failed to assert a corporate right and, second, the claim by the corporation against the directors, officers or third parties who are liable to it. See *Hawes v. Oakland,* 104 U.S. 450, 452 (1882); *Ross v. Bernhard,* 396 U.S. 531, 534-535 (1970). Because the purpose of the action is to allow shareholders to protect corporate rights, "[t]he heart of the action is the corporate claim." *Ross,* 396 U.S. at 539. See *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523, 528-529 (1984); *Cohen v. Beneficial Indus. Loan Corp.,* 337 U.S. 541, 548 (1949) (in a derivative action, the shareholder steps into the corporation's shoes and seeks in its right "the restitution he could not demand in his own"); *Meyer v. Fleming,* 327 U.S. 161, 167 (1946) (derivative suit "enforce[s] a corporate claim . . . where the management . . . declines to take the proper and necessary steps to assert the rights which the corporation has"). Rule 23.1 reflects this: it applies only to "a derivative action brought by one or more shareholders . . . to enforce a right of a corporation . . ., the corporation . . . having failed to enforce a right which may properly be asserted by it[.]" Fed. R. Civ. P. 23.1 (emphasis added).

The purpose of the derivative action in providing an avenue for a shareholder to assert a claim the corporation does not pursue defines the limits of

its application. For example, derivative procedures do not apply if the corporation is not authorized to assert a particular cause of action. In *Daily Income Fund, Inc.*, supra the Supreme Court applied this principle, holding that the provisions of Rule 23.1 are inapplicable to a claim by a security holder under § 36(b) of the Investment Company Act, 15 U.S.C. 80a-35(b), alleging that an investment adviser has breached its fiduciary duty with respect to the receipt of compensation from the company. The Supreme Court explained that § 36(b) expressly authorizes security holders and the SEC to enforce such claims but does not authorize the investment company itself to do so. Since the claim is not one that the company could assert, it is not derivative.

An analogous principle applies if the cause of action arises not from the invasion of the corporation's legal rights, but rather from a violation of the shareholders' legal rights, such as the claims here. In this setting, the cause of action is not "derived from the corporation," and is not properly subject to its control. *Cohen,* 337 U.S. at 549; cf. *Smith v. Sperling,* 354 U.S. 91, 99 (1957) (Frankfurter, J., dissenting) (contrasting derivative action from the "wholly different situation . . . which arises when the corporation is charged with invasion of the stockholder's independent right").

2. Sections 13(a)(2), 13(a)(3) and 18(f) Of The ICA Impose Duties On Investment Companies For The Protection Of Shareholders That These Shareholders Are Entitled To Enforce Directly.

The language in ICA §§ 13(a)(2), 13(a)(3) and 18(f) creates restrictions on an investment company for the benefit of shareholders, and not for the benefit of the investment company. In "'every case involving construction of a statute,'" the "'starting point . . . is the language itself.'" *Ernst & Ernst v. Hochfelder*, 425 U.S. 185, 197 (1976) (citation omitted). The statutory language in ICA §§ 13(a)(2) and (3) prohibits the investment company from taking action that deviates from its registration statement unless the shareholders vote to authorize the action.

ICA § 13(a)(2) states:

> (a) No registered investment company shall, unless authorized by the vote of a majority of its outstanding voting securities . . .
>
> (2) borrow money, issue senior securities, underwrite securities issued by other persons, purchase or sell real estate or commodities or make loans to other persons, except in each case in accordance with the recitals of policy contained in the registration statement in respect thereto;

Likewise, ICA § 13(a)(3) provides that:

> (a) No registered investment company shall, unless authorized by the vote of a majority of its outstanding voting securities . . .

> (3) . . . deviate from any investment policy which is changeable only if authorized by shareholder vote, or deviate from any policy recited in its registration statement pursuant to section 80a-8(b)(3) of this title;

And ICA § 18(f) prohibits an investment company (i) from borrowing, (ii) except from a bank, and (iii) only in an amount not resulting in asset coverage falling below 300% of indebtedness. Section 18(f)(1) states: "[i]t shall be unlawful for any registered open-end company to issue any class of senior securit[ies]," and goes on to detail senior security and borrowing restrictions imposed on an open-end investment company. See ICA § 18(f) and (h), 15 U.S.C. §§ 80a-18(f) and (h).

The district court ruled that claims cannot be asserted directly under §§ 13(a)(2), 13(a)(3) and 18(f) because those ICA sections do not have "similar language" to § 36(b) that expressly authorizes shareholders to sue directly. ER 23; Tab 45. But if the district court were correct, then no other section of the ICA could be enforced by a direct action because no other section has language even remotely similar to § 36(b). The fact is that claims under the ICA are routinely brought as direct actions. See, e.g. *Oppenheimer Fund, Inc. v. Sanders,* 437 U.S. 340 (1978) (deciding who pays for class notice where district court certified a class to pursue ICA direct claims); *Lessler v. Little,* 857 F.2d 866 (1st Cir. 1988) (court permitted a § 17(a)(2) claim to proceed directly, but not a § 47(b) claim as

discussed below); *Meyer v. Oppenheimer Management Corp.*, 764 F.2d 76 (2d Cir. 1985) (claims brought under § 15(f)); *In re ML-Lee Acquisition Fund II Sec. Litig.*, 848 F. Supp. 527 (D. Del. 1994) (claims brought under §§ 17(j), 36(a), 57(a), 57(d), and 48(a)); *Langner v. Brown*, 913 F. Supp. 260 (S.D.N.Y. 1996) (dismissing derivative claims, permitting direct claims under §§ 36(b), 10(a), 17, & 20); *Krome v. Merrill Lynch & Co.*, 637 F. Supp. 910, vacated in part on other grounds, 110 F.R.D. 693 (S.D.N.Y. 1986) (claims brought under §§ 17(a), 22, 34(a) and 36). See also *Kamen v. Kemper Fin. Servs., Inc.*, 908 F.2d 1338, 1341 and 1348 (7th Cir. 1990) (discussing direct versus derivative issue), reversed on other grounds, 500 U.S. 90 (1991). Other than § 36(a), claims under the ICA occasionally have been pleaded derivatively, but no previous decision has suggested any basis to bar a direct action under § 13(a)(2) and (3) or § 18(f).

More specifically, cases reported under § 13(a), with the exception of a few older decisions, are regularly brought as direct actions. *Blatt v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 916 F. Supp. 1343, 1349-50 (D.N.J. 1996); *Rodney v. KPMG Peat Marwick*, 143 F.3d 1140 (8th Cir. 1998); *Potomac Capital Mkts. Corp. v. Prudential-Bache Corporate Dividend Fund, Inc.*, 726 F. Supp. 87, 93 (S.D.N.Y. 1989); *Hunt v. Alliance N. American Govt. Income Trust, Inc.*, 159 F.3d 723 (2d Cir. 1998); *Krouner v. American Heritage Fund,* Inc., 1997 U.S. Dist. LEXIS 11445, at * 4 (S.D.N.Y. Aug. 6, 1997) (finding direct standing under §

13(a)(3) as well as §§ 8(b)(5), 36(b), 47(b)(1) and 48(a)); *Monheit v. Carter*, 376 F. Supp. 334, 338-339 (S.D.N.Y. 1974); *Karpus v. Hyperion Capital Management, Inc.*, 1997 U.S. Dist. LEXIS 4332 (S.D.N.Y. April 4, 1997) (dismissing § 13(a) claim on the merits); *Sheppard v. TCW/DW Term Trust 2000*, 938 F. Supp. 171 (S.D.N.Y. 1996) (dismissing § 13(a) claim on merits); *Omni Fin. Corp. v. Cohen*, 1994 U.S. Dist. LEXIS 3357 (S.D.N.Y. March 22, 1994) (dismissing § 13(a) claim on merits). Although this case appears to be the first to assert a claim under § 18(f), the analysis is the same as under §§ 13(a)(2) and (3): the statutory duty is imposed on the investment company for the protection of the fund investors, and it is the investors who are directly injured and have standing to sue for that injury.

The district court tries to sidestep the formidable body of case law that supports a direct action by misapplying two Supreme Court cases where ICA claims were brought as derivative actions, including a case pursuant to § 13(a)(3). ER 24; Tab 45, citing *Burks v. Lasker*, 441 U.S. 471 (1979) and *Kamen*, 500 U.S. 90. The district court concluded, "[i]t is unlikely that the Supreme Court would have [examined a derivative action under the ICA] if plaintiffs were correct that a corporation had no standing to bring a claim under section 13(a)(3)." ER 24; Tab 45. But those Supreme Court decisions specifically explain that the issue of

whether the claim was properly pleaded as derivative was not before the Court.[2] *Burks*, 441 U.S. at 474, and *Kamen*, 500 U.S. at 97 n.4. It was plainly wrong for the district court to infer that the Supreme Court decided an issue where, in fact, the Court reserved its judgment.

Further, the district court overlooked another Supreme Court decision under the ICA that did involve claims brought directly. *Oppenheimer Fund,* 437 U.S. at 342 (direct suit brought as a class action under Rule 23(b)(3) of the Fed. R. Civ. Proc.). In that case, the district court had certified a class to pursue claims directly. In reviewing an issue of class notice, the Supreme Court made no mention of a direct versus derivative issue reserved for future decision under the ICA, and one could infer that was because the Court believed that the claims were properly asserted directly by shareholders, if such inferences are appropriate.

The district court also cites to a decision holding that claims under ICA § 36(a) must be brought derivatively. ER 24; Tab 45, citing *Strougo v. Scudder Stevens & Clark, Inc.,* 964 F. Supp. 783 (S.D.N.Y. 1997). Section 36(a), however, is far different from §§ 13(a)(2), 13(a)(3) and 18(f) because it creates a fiduciary duty owed to the investment company: it authorizes an action "alleging that a person serving or acting [as an officer, director, investment advisor, underwriter]

---

[2] Judge Easterbrook, writing for the Seventh Circuit in the decision that the Supreme Court reviewed, *Kamen*, 908 F.2d at 1338, noted that "the corporation violated a right of the investor" and indicated doubt that it was properly pleaded

has engaged . . . or is about to engage in any act or practice constituting a breach of fiduciary duty . . .in respect of any registered investment company." (emphasis added). Since the fiduciary duty under § 36(a) is owed to the company itself, not to shareholders, suits under § 36(a) are derivative in nature. This explains why Judge Sweet held in *Strougo* that § 36(a) claims against corporate directors were derivative, but that "[i]f the injury to the shareholder is separate and distinct from any injury suffered either directly by the corporation or derivatively by the stockholder because of the injury to the corporation, a shareholder will have a direct cause of action." *Strougo*, 964 F. Supp. at 792.

Strougo does not support a holding that all ICA claims, except for those with "similar language" to § 36(b), must be brought derivatively. Indeed, citing *Strougo*, Judge Knapp in *Krouner*, 1997 U.S. Dist. LEXIS 11445, dismissed a direct claim for breach of fiduciary duty under § 36(a) because the shareholder "plead[ed] a wrong to the corporation only, for which a shareholder may sue derivatively, but not individually," and at the same time found that the shareholder had direct standing to "assert certain claims . . . under §§ 8(b)(5), 13(a)(3), 36(b), 47(b)(1) and 48(a) of the [ICA]." Id. at * 7 and * 11. And in *Krinsk v. Fund Asset Management, Inc.*, 875 F.2d 404, 406 (2d Cir. 1989), the Second Circuit affirmed

---

derivatively. Id. at 1341.

dismissal of a § 15 claim brought derivatively because it should have been asserted directly.

The district court also tries to distinguish the substantial body of case law supporting direct claims by asserting, first, that the "issue" of direct versus derivative was not raised in the existing body of case law and, second, that those cases also involve allegations of fraud. ER 25; Tab 45. The court erred on the first point, and the second point is irrelevant.

First, the issue of direct versus derivative has been raised in prior decisions. In *Krouner*, defendants argued that plaintiff lacked standing to assert direct claims on behalf of the shareholders pursuant to ICA §§ 8(b)(5), 13(a)(3), 36(a), 36(b), 47(b)(1), and 48(a). *Krouner*, 1997 U.S. Dist. LEXIS 11445, at * 4. Judge Knapp held that plaintiff could assert class claims directly under every ICA section except 36(a), including § 13(a)(3) and § 48(a). Indeed, Judge Knapp noted that "[t]he only such [derivative] argument that we deem worthy of discussion is the one challenging [plaintiff's] standing to bring claims for breach of fiduciary duty under both § 36(a) of the Investment Company Act of 1940 and the common law." Id. at * 4.[3] See also *Monheit*, 376 F. Supp. 334. Similarly, in *Lessler*, 857 F.2d at

[3] In concluding that claims here should have been brought derivatively, the district court cited only the 1996 *Krouner* opinion, which did not specifically address the issue here, and overlooked the subsequent 1997 opinion, which did specifically address the issue. Compare ER 24; Tab 45, with *Krouner*, 1997 U.S. Dist. LEXIS 11445.

866, the First Circuit analyzed each claim and dismissed those claims that were, by their nature, derivative, but at the same time held that shareholders had a direct right of action with respect to other claims. The § 48(a) claims were held to be derivative because that provision declares "that contracts entered into in violation of the other provisions of the Investment Company Act are 'unenforceable by either party'" and the shareholders were not party to the contracts. *Lessler*, 857 F.2d at 874. But claims under § 17(a)(2) were properly brought directly because the shareholders were "within the class of persons intended to be protected by the Investment Company Act in general, and particularly section 17(a)(2)." *Lessler*, 857 F.2d at 873.

Second, although some direct cases that plead ICA violations also plead claims involving allegations of fraud, no case has held that fraud must be alleged in order to have standing to vindicate rights created by the ICA. Fraud is not an element of the violations alleged here, so there is no reason to allege it.

Finally, the district court cites two thirty-year-old cases that plead a § 13(a) claim derivatively as support for its "derivative only" rule. ER 25-26; Tab 45, citing *Green v. Brown*, 398 F.2d 1006 (2d Cir. 1968), and *Leighton v. One William Street Fund, Inc.*, 1965 U.S. Dist. LEXIS 9430 (S.D.N.Y. July 2, 1965). Neither decision states that § 13(a) actions must be brought derivatively; in fact, neither contains any discussion of the standing issue. Moreover, in *Leighton*, the plaintiff

sued both directly and derivatively. The defendant challenged only derivative standing, essentially conceding that the plaintiff correctly sued directly.

3. Even If The Special Injury Rule Applies, Plaintiff Has A Direct Cause Of Action.

The district court relied on Delaware's "special injury" rule to support its finding that plaintiff's claims are derivative and not direct. In Delaware, where a corporation has a claim for damages or other relief based an injury to its interests, individual shareholders can sue only where they can show "special injury" to themselves distinct from the injury suffered by the corporation.

This Court does not need to reach the "special injury" inquiry. The "special injury" rule does not apply since plaintiff's claims are not based upon a duty owed to the corporation, but rather upon a duty owed to the individual shareholders. Indeed, plaintiff's § 13(a) claims are based upon a denial of their voting rights – rights that do not belong to the investment company. See *Yamamoto*, 564 F.2d at 1326 ("a shareholder who alleges a deceptive or misleading proxy solicitation is entitled to bring both direct and derivative suits. The former action protects the shareholders' interest in 'fair corporate suffrage'.").

Even assuming arguendo that the Delaware special injury rule applies here, plaintiff easily establishes "special injury." The contemporary formulation of the "special injury" rule is referred to as the "Tri-Star Test," named after the case in which the Delaware Supreme Court articulated it. *In re Tri-Star Pictures,* 634

A.2d 319 (Del. 1993). As the district court stated, (ER 20-21; tab 45), citing, *Tri-Star Pictures*, 634 A.2d at 330:

> [I]t is well settled that the test used to distinguish between derivative and individual harm is whether plaintiffs suffered special injury. A special injury is established where there is a wrong, suffered by a plaintiff that was not suffered by all stockholders generally or where the wrong involves a contractual right of the stockholders, such as the right to vote.

Delaware courts have held that a direct action is appropriate where one group of shareholders has information that was unavailable to another group *(Barbieri v. Swing-N-Slide,* 1996 Del. Ch. LEXIS 46 (May 7, 1996)), where a shareholder is deprived of a contractual right to assert voting control *(Condec Corp. v. Lunkenheimer Co.,* 230 A.2d 769, 777 (Del. Ch. 1967)), and where a shareholder claims that the corporation harmed his contractual right to vote *(Lipton v. News Int'l,* 514 A.2d 1075, 1078-79 (Del. Super. Ct. 1986)).

The "special injury" rule is satisfied here for at least three reasons.

First, plaintiff's § 13(a)(2) and § 13(a)(3) claims arise from the shareholders' voting rights. These ICA sections prohibit the Trust from deviating from investment policies or borrowing limits without shareholder approval, and plaintiff alleges that they were injured when defendants did precisely that. This, without more, establishes "special injury." As the Delaware court stated in *Tri-Star Pictures*, "A special injury is established . . . where the wrong involves a

contractual right of the stockholders, such as the right to vote." *Tri-Star Pictures*, 643 A.2d at 330.

Second, only The Contrarian Fund shareholders – as opposed to all of the Trust's shareholders – suffered injury for purposes of both ICA § 13(a) and § 18(f). The Trust is comprised of eleven series of shares and plaintiff's claims relate only to changes in the investment policies for one of these eleven series, The Contrarian Fund. As a result, the injury impacts only shareholders in The Contrarian Fund series, and not shareholders in the other ten series of shares. Where, as here, one class of shareholders suffers an injury distinct from other shareholders, that class suffers "special injury." *Rabkin v. Philip A. Hunt Chem. Corp.*, 547 A.2d 963, 968-69 (Del. Ch. 1986); *Tri-Star Pictures*, 634 A.2d at 330.

Third, even within The Contrarian Fund, not all shareholders suffered the same injury under § 13(a). Specifically, some shareholders purchased based on offering materials that contained a 25% limit on short sales,[4] some purchased when there was no percentage limitation stated in the prospectus,[5] and others

[4] The January 16, 1996 registration statement contained a limitation prohibiting the Trust from entering into short sales on behalf of The Contrarian Fund if the market value of the securities sold would exceed 25% of the value of The Contrarian Fund's total assets.

[5] The shareholders who purchased their shares prior to May 5, 1997 purchased based on the April 1, 1997 registration statement, which was silent on the short sale limitation.

purchased when the registration statement contained a 40% limitation on short sales.[6] The first two groups were never asked to vote on the change to 40% while the third group does not have § 13(a) claims because the investments were consistent with the registration statement that governed their investment. Therefore, the first two groups suffered "special injury." Again, pursuant to *Tri-Star Pictures*, "special injury is established where there is a wrong suffered by plaintiff that was not suffered by all stockholders generally . . . ." *Tri-Star Pictures*, 643 A.2d at 330. See also *Moran v. Household Int'l, Inc.*, 490 A.2d 1059, 1070 (Del. Ch. 1985), aff'd 500 A.2d 1346 (1985) (any wrong affecting a shareholder's right to vote is "special injury"); *Condec Corp.*, 230 A.2d 769.

The district court tries to distinguish *Barbieri* and *Tri-Star Pictures* because they involve situations "where action was taken by majority shareholders at the expense of minority shareholders . . . ." ER 21; Tab 45. But this case fits squarely in the Tri-Star Test because it involves contractual and statutory rights of the shareholders to vote.

Likewise, although the district court asserts that *Wiener v. Southern Co.*, 1992 Del. Ch. LEXIS 8 (Jan. 24, 1992), applies only where there is a misrepresentation, nothing in *Wiener* suggests that "special injury" depends on

---

[6] Those shareholders who purchased after April 1, 1997 became shareholders pursuant to a supplement to the April 1, 1997 registration statement, purporting to increase the restrictions on short sales to 40%.

misrepresentation. In *Wiener*, the plaintiff alleged that defendants' emphasis on the company's record of dividend payments in public filings misled stock purchasers as to the company's true economic condition. The Chancery Court held that relief was sought "on behalf of a discrete group of shareholders who purchased stock through the Plan during a specified period," and was not derivative. Id. at * 13. Similarly, the entire Contrarian Fund was purchased by a discrete group of shareholders, and even within the Fund, a more discrete group of shareholders purchased shares based on a registration statement that, during a specified period, contained a 25% limitation on short sales. Others who purchased shares after the limitation was changed to 40% are not similarly situated. Under *Wiener,* the claims of shareholders, like plaintiff, are not derivative.

4. Since The Trust Has No Claim For Injury To Its Rights, The Claims Cannot Be Derivative.

As the Supreme Court held, a claim is not derivative unless the corporation could have a right to assert the claim in question. *Daily Income Fund, Inc.*, 464 U.S. at 528. Section 13(a)(3) provides that no investment company shall deviate from its investment policy, without shareholder approval. Section 13(a)(2) provides that no investment company shall borrow money or issue senior securities except under certain specific circumstances. Likewise, §18(f) of the ICA makes it unlawful for an investment company to issue or sell senior securities under certain circumstances. Clearly it would be illogical to read these sections to

contemplate that the investment company would have the right to sue itself for its own violations.

The district court erred in rejecting this argument on the ground that the company does have a right of action because ICA § 48(a), 15 U.S.C. §80a-48(a), imposes liability upon any third party that causes an investment company to violate any provision of the Act. ER 24; Tab 45. The district court misconceived the effect of ICA § 48(a), concluding that direct standing for shareholders to sue is "inconsistent with § 48(a) of the ICA" because other district courts "have held that § 48(a) permits individual defendants to be named in such actions." ER 24; Tab 45. Certainly § 48(a) permits individual defendants to be sued: that section expressly provides for the right to hold controlling persons directly liable as if they were the investment company that commits an ICA violation.[7] ICA § 48(a), 15 U.S.C. § 80a-47(a) states:

> It shall be unlawful for any person, directly or indirectly, to cause to be done any act or thing through or by means

---

[7] Case law supports shareholders' right to sue control persons directly in reliance on ICA § 48(a). For example, in *Dowling v. Narragansett Capital Corp.*, 735 F. Supp. 1105 (D.R.I. 1990), Judge Torres rejected the defendants' argument that former shareholders' action – including § 48(a) claims – should have been brought derivatively. In *Krouner*, Judge Knapp found that the shareholder had standing to assert direct claims in reliance on § 48(a) of the ICA, as well as §§ 8(b)(5), 13(a)(3) and 36(b), although he dismissed a direct claim for breach of fiduciary duty under § 36(a). 1997 U.S. Dist. LEXIS 11445, at * 4. <u>See</u> <u>also</u> *Weil v. Investment/Indicators, Research and Management, Inc.*, 647 F. 2d 18, 23 (9th Cir. 1981) (noting that former shareholder's action, which included § 48(a) claims, was direct and "not a derivative suit.")

> of any other person which it would be unlawful for such person to do under the provisions of this title or any rule, regulation, or order thereunder.

However, this "control person" liability section does not create a right of action independent of other sections of the ICA.

B. Rule 23.1 Does Not Apply Because Plaintiff Was A Shareholder Of A Trust, Not A Corporation.

The district court proceeded as if plaintiff was a shareholder in a corporation. They are not; they are shareholders in a trust. Accordingly, Rule 23.1 does not apply, regardless of whether the claims are derivative in nature or not. *Kayes,* 51 F.3d at 1463. The Court in *Kayes* reversed the district court which held that Rule 23.1 applied to a suit by trust beneficiaries on behalf of a trust. *Kayes* holds that even if the claims were derivative in nature, Rule 23.1 did not apply and the suit could be maintained directly as a class action. *Kayes*, 51 F.3d at 1463 (citing *Daily Income Fund, Inc.*, the Ninth Circuit explained that "Rule 23.1 applies only to a narrow class of derivative suits: those brought by shareholders or members of a corporation or unincorporated association to vindicate a right which may properly be asserted by that corporation or association.")

In this case, the defendant Trust is a Massachusetts Business Trust and not a corporation. As this Court held in *Kayes* in denying the application of Rule 23.1 to a trust, "[n]either the text of Rule 23.1 nor the concerns that motivate its

separate treatment for shareholder derivative actions apply here for the plaintiffs are not 'shareholders' suing on behalf of a 'corporation.'" *Kayes*, 51 F.3d at 1463.

In finding that plaintiff lacks standing to sue the Trust directly, the district court relied upon decisions from other jurisdictions that have "permitted derivative claims" to be brought on behalf of Massachusetts business trusts. ER 22; Tab 45. These cases are inapposite: plaintiff does not have to establish that the claim may not be brought derivatively, but only that its federal claims are properly asserted directly. The fact that trusts may have been sued derivatively under other circumstances is irrelevant.

None of the cases cited by the district court discuss this issue and none involve enforcement of a federally created right. See *Greenspun v. Lindley*, 330 N.E.2d 79 (N.Y. 1975) (finding that Massachusetts law required that plaintiff make a demand on the trustees before bringing a derivative action on behalf of investment fund against the trustees for excessive management fees, which is a claim belonging to the company); *Hasan v. Clevetrust Realty Investors*, 548 F. Supp. 1146 (N.D. Ohio 1982) (under Massachusetts law, a court must defer to the decision of an independent special committee in deciding whether to permit a derivative suit to proceed), vacated, 729 F.2d 372, 377 (6th Cir. 1984) (reversing the district court on ground that the "policies of the business judgment rule do not create a presumption in favor of the good faith of a special committee and that the

realities of corporate life militate against any such presumption."); *Rottenberg v. Pfeiffer*, 398 N.Y.S.2d 703 (App. Div. 1977) (plaintiff failed to adequately excuse his failure to make a prior demand on the shareholders under Massachusetts law in a stockholder's derivative action), motion to appeal granted, 44 N.Y.2d 642 (1978); *Cohen v. U.S. Trust Sec. Corp.*, 40 N.E.2d 282 (Mass. 1942); *Tracy v. Curtis*, 405 N.E.2d 656 (Mass. App. Ct. 1980) (addressing two separate actions, one brought derivatively for claims of mismanagement, excessive management fees and misappropriation of corporate opportunities and one brought by the trust beneficiaries individually for their separate injury). These cases offer a rationale as to why the shareholders here cannot sue the Trust directly.

VIII. CONCLUSION

For the reasons stated above, this Court should reverse the judgment below.

DATED: August 12, 1999

BERMAN DEVALERIO PEASE & TABACCO, P.C.

By: Joseph J. Tabacco, Jr. /M

Joseph J. Tabacco, Jr.
Christopher T. Heffelfinger
Nicole Lavallee
425 California Street, Suite 205
San Francisco, California 94104
Telephone: (415) 433-3200

Jared B. Stamell
STAMELL & SCHAGER, LLP
One Liberty Plaza, 35th Floor
New York, New York 10006-1404
Telephone: (212) 566-4047

Lisa C. Cohen
SCHINDLER COHEN & HOCHMAN, LLP
One Liberty Plaza, 35th Floor
New York, NY 10006-1404
(212) 608-1900

Christopher Lovell
LOVELL & STEWART, LLP
500 Fifth Avenue, 58th Floor
New York, NY 10010
Telephone: (212) 608-1900

Attorneys for Plaintiff the Cary and
Denise Lapidus Living Trust

RULE 32(e)(4) CERTIFICATE OF COMPLIANCE

The undersigned counsel certifies that Plaintiff-Appellant's Opening Brief uses a proportionally spaced Times New Roman 14-point typeface, and that the text of the brief comprises 6,609 words, according to the word count provided by the Microsoft Word program.



Joseph J. Tabacco, Jr.
Counsel for Plaintiff-Appellant

RULE 28-2.6 STATEMENT OF RELATED CASE

Plaintiff is aware of no cases that should be deemed related to this case within the meaning of Ninth Circuit Rule 28-2.6.

Joseph J. Tabacco, Jr. /M

Joseph J. Tabacco, Jr.
Counsel for Plaintiff-Appellant

CERTIFICATE OF SERVICE

I, the undersigned, declare and state as follows:

1. That the declarant is and was, at all times herein mentioned, a citizen of the United States and a resident of the County of San Francisco, over the age of 18 years, and not a party to or interested in the within action; that declarant's business address is 425 California Street, Suite 2025, San Francisco, CA 94104.

2. That on August 12, 1999, declarant served two (2) true copies of PLAINTIFF-APPELLANT'S OPENING BRIEF and one (1) true copy of PLAINTIFF-APPELLANT'S EXCERPTS OF RECORD by delivering it to a commercial carrier service (Express Services Overnite) for overnight delivery to the party at the address listed below:

Tower C. Snow, Jr.
Kevin P. Muck
Jane Rowen
BROBECK, PHLEGER & HARRISON
One Market Plaza,
Spear Street Tower
San Francisco, CA 94105

Counsel For Defendants-Appellees

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 12th day of August, 1999, at San Francisco, California.



Lisa Kim

No. 99-15835

UNITED STATES COURT OF APPEALS

FOR THE NINTH CIRCUIT

CARY AND DENISE LAPIDUS LIVING TRUST,
On Behalf of Itself and All Others Similarly Situated,

Plaintiff-Appellant,

vs.

G. RANDALL HECHT; PAUL H. STEPHENS; ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.; ROBERTSON, STEPHENS & COMPANY, INC.; and ROBERTSON, STEPHENS INVESTMENT MANAGEMENT, INC.,

Defendants-Appellees.

Appeal from a Judgment of the United States District Court
for the Northern District of California
No. C-98-03130 MMC
The Honorable Maxine M. Chesney

DEFENDANTS-APPELLEES' BRIEF

Tower C. Snow, Jr. (State Bar No. 58342)
Kevin P. Muck (State Bar No. 120918)
Isabel M. Traugott (State Bar No. 189630)
BROBECK, PHLEGER & HARRISON LLP
One Market, Spear Street Tower
San Francisco, CA 94105
Telephone: (415) 442-0900
Facsimile: (415) 442-1010

Attorneys for Defendants-Appellees

TABLE OF CONTENTS

Page No.

I. STATEMENT OF JURISDICTION 1

II. STATEMENT OF THE ISSUES 1

III. STATEMENT OF THE CASE 2

A. The Parties 2

B. The Underlying Action 3

1. Factual Background 3

2. Plaintiff's Claims 5

C. The District Court's Ruling 7

IV. SUMMARY OF ARGUMENT 9

V. STANDARD OF REVIEW 10

VI. ARGUMENT 11

A. As the District Court Properly Held, Determination of Whether Claims Under the ICA Are Direct or Derivative Depends on the Nature of the Alleged Injury and Application of the Relevant State Law 11

1. The Supreme Court Has Held that State Law Determines Whether a Claim Under the ICA is Direct or Derivative 11

2. The District Court Properly Concluded that, Under Applicable State Law, the Dispositive Factor is the Nature of the Injury Alleged in this Case 13

3. Plaintiff's Mischaracterization of the District Court's Analysis Is a Concession that the Court Employed the Proper Standard 16

B. Plaintiff's Efforts to Portray Its Claims as Direct Are Unavailing as a Matter of Law 21

1. There Is No Statutory or Case Authority for Plaintiff's Argument that Claims Under Sections 13(a) and 18(f) May Only Be Brought as Direct Claims 21

2. As the District Court Properly Found, Plaintiff Has Not Alleged Any "Special Injury" Sufficient to State a Direct Claim Against Any of the Defendants 23

3. There Is No Prohibition Against Bringing a Derivative Claim on Behalf of a Massachusetts Business Trust 26

4. Rule 23.1 Is Irrelevant to Any Analysis of Whether a Claim is Properly Raised as Direct or Derivative 28

C. Even If the Claims Are Direct, the Record Below Establishes that the Judgment Should Be Affirmed Because Plaintiff Does Not Allege a Viable Claim Against Any of the Defendants 29

1. Plaintiff Has Failed to Show Any Violation of the ICA 29

a. Plaintiff Has Not Alleged Any Facts Suggesting that the Trust was Prohibited from Increasing the Allowable Amounts of Short Sales 30

b. Plaintiff Has Failed to Show Any Violation of the Prohibition Against Borrowing or Issuance of Senior Securities 32

c. Plaintiff Has Not Alleged the Requisite Loss Causation 35

d. The 1940 Act Claims Are Time-Barred On Their Face 36

e. Plaintiff Failed to Allege Any Facts Demonstrating the Requisite Control by Any of the Named

SFRLIB1\JMT\5270708.01(34YWK01!.DOC)

Defendants, or Other Basis for Liability on their Part 37

VII. CONCLUSION 40

CERTIFICATION OF COMPLIANCE 41

STATEMENT OF RELATED CASES 42

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TABLE OF AUTHORITIES

Page No.

Cases

Balistreri v. Pacifica Police Dept.,
901 F.2d 696 (9th Cir. 1990) 10

Barbieri v. Swing-N-Slide Corp.,
No. 14239, 1996 Del. Ch. LEXIS 46 (Del. Ch. May 7, 1996) 23

Berry v. Valence,
175 F.3d 699 (9th Cir. 1999) 37

Bessette v. Bessette,
434 N.E.2d 206 (Mass. 1982) 14

Blatt v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,
916 F. Supp. 1343 (D.N.J. 1996) 20, 22, 36, 38

Burks v. Lasker,
441 U.S. 471 (1979) 12, 13, 19

Cohen v. U.S. Trust Sec. Corp.,
40 N.E.2d 282 (Mass. 1942) 29, 35

Condec Corp. v. Lunkenheimer Co.,
230 A.2d 769 (Del. Ch. 1967) 26

Daily Income Fund, Inc. v. Fox,
464 U.S. 523 (1984) 17, 22, 27

Friedlob v. Trustees of Alpine Mut. Fund Trust,
905 F. Supp. 843 (D. Colo. 1995) 36

Green v. Brown,
398 F.2d 1006 (2d Cir. 1968) 18

Green v. Nuveen Advisory Corp.,
186 F.R.D. 486 (N.D. Ill. 1999) .... passim

Greenspun v. Lindley,
330 N.E.2d 79 (N.Y. 1975) 29

Hoover v. Allen,
241 F. Supp. 213 (S.D.N.Y. 1965) 35

Houle v. Low,
556 N.E.2d 51 (Mass. 1990) 14

In re ML-Lee Acquisition Fund II Sec. Litig.,
848 F. Supp. 527 (D. Del. 1994) 20

In re Nuveen Fund Litig.,
No. 94 C 360, 1996 WL 328006 (N.D. Ill. June 11, 1996) 35

In re Tri-Star Pictures,
634 A.2d 319 (Del. 1993) 15, 23, 25

In re Vento Dev. Corp.,
560 F.2d 2 (1st Cir. 1977) 27

Jackson v. Stuhlfire,
547 N.E.2d 1146 (Mass. App. Ct. 1990) 15

Kadota Fig Ass'n of Producers v. Case-Swayne Co.,
73 Cal. App. 2d 796 (1946) 27

Kamen v. Kemper Fin. Serv., Inc.,
500 U.S. 90 (1991) .... passim

Katz v. Halperin,
No. 13811, 1996 WL 66006 (Del. Ch. Feb. 5, 1996) 15

Kayes v. Pacific Lumber,
51 F.3d 1449 (9th Cir.),
cert. denied, 516 U.S. 914 (1995) 28

Kramer v. Time Warner, Inc.,
937 F.2d 767 (2d Cir. 1991) 3

Kramer v. Western Pacific Indus., Inc.,
546 A.2d 348 (Del. 1988) .... passim

Krouner v. American Heritage Fund, Inc.,
899 F. Supp. 142 (S.D.N.Y. 1995) 13, 31

Krouner v. American Heritage Fund, Inc.,
94 Civ. 7213(WK), 1997 U.S. Dist. LEXIS 11445
(S.D.N.Y. Aug. 1, 1997) 13, 32, 37

Lampf, Pleva, Lipkind, Prupis & Petigrow v. Gilbertson,
501 U.S. 350 (1991) 36

Langner v. Brown,
913 F. Supp. 260 (S.D.N.Y. 1996) 20

Lasker v. Burks,
567 F.2d 1208,
rev'd on other grounds, 441 U.S. 471 (1979) 38

Leighton v. One William St. Fund, Inc.,
No. 64 Civ. 2547, 1965 U.S. Dist. LEXIS 9430
(S.D.N.Y. July 2, 1965) 18

Lessler v. Little,
857 F.2d 866 (1st Cir. 1988),
cert. denied, 489 U.S. 1016 (1989) 20

Lipton v. News Int'l, Plc,
514 A.2d 1075 (Del. 1986) 25

Meyer v. Oppenheimer Management Corp.,
764 F.2d 76 (2d Cir. 1985) 20

Morrison v. Lennett,
616 N.E.2d 92 (Mass. 1993) 27

Omni Fin. Corp. v. Cohen,
No. 91 Civ. 6837 (RO)(THK), 1994 WL 97125
(S.D.N.Y. Mar. 22, 1994) 35, 36

Oppenheimer Fund, Inc. v. Sanders,
437 U.S. 340 (1978) 20, 21

Potomac Capital Mkts. Corp. v. Prudential-Bache Corp. Dividend Fund, Inc.,
726 F. Supp. 87 (S.D.N.Y. 1989) 20, 22

Rabkin v. Hunt Chemical Corp.,
547 A.2d 963 (Del. Ch. 1986) 23

Richardson v. Clarke,
364 N.E.2d 804 (Mass. 1977) 28

Rottenberg v. Pfeiffer,
59 A.D.2d 756 (N.Y. 1977).. 29

Seidel v. Lee,
954 F. Supp. 810 (D. Del. 1996).. 37

Sheppard v. TCW/DW Term Trust 2000,
938 F. Supp. 171 (S.D.N.Y. 1996).. 22

Steckman v. Hart Brewing, Inc.,
143 F.3d 1293 (9th Cir. 1998).. 11

Strougo v. Scudder, Stevens & Clark, Inc.,
964 F. Supp. 783 (S.D.N.Y. 1997).. 13, 17, 20

Swartz v. Sher,
184 N.E.2d 51 (Mass. 1962) 28

Tracy v. Curtis,
405 N.E.2d 656 (Mass. App. Ct. 1980).. 29

U.S.A. Petroleum Co. v. Atlantic Richfield Co.,
13 F.3d 1276 (9th Cir. 1993).. 10, 29

United Med. Management Ltd. v. Gatto,
49 Cal. App. 4th 1732 (1996).. 27

United States v. Elliott,
62 F.3d 1304 (11th Cir. 1995),
cert. denied sub nom., 519 U.S. 859 (1996).. 33

United States v. National Ass'n of Sec. Dealers, Inc.,
422 U.S. 694 (1975),
aff'd in part, rev'd in part,
Haddad v. Crosby Corp., 533 F.2d 1247 (1976) 33

Waldman v. Carey,
82 F.R.D. 469 (1979) 29

Weiner v. Southern Co.,
No. 10525, 1992 Del. Ch. LEXIS 8
(Del. Ch. Jan. 24, 1992) 25

Yamamoto v. Omiya,
564 F.2d 1319 (9th Cir. 1977) 15

Statutes

28 U.S.C.
§ 1331 1

California Code of Civil Procedure
§ 369.5(a) 27

California Corporations Code
§ 170 27
§ 171 27
§ 2105 27

Delaware Code Title 12,
§ 3812 29

Federal Rules of Civil Procedure
Rule 12(b)(6) 7
Rule 17(b) 27
Rule 23.1 28

Investment Company Act of 1940
§ 13(a)(2), 15 U.S.C. § 80a-13(a)(2) .... passim
§ 13(a)(3), 15 U.S.C. § 80a-13(a)(3) .... passim
§ 18(f), 15 U.S.C. § 80a-18(f) .... passim
§ 43, 15 U.S.C. § 80a-43 1

Massachusetts General Laws
Chapter 182, § 6 27

Other Authorities

Hazen, T.L., *The Law of Securities Regulation*,
§ 17.8 (West Publishing Co., 3d ed. 1995) 3

Dreyfus Strategic Investing,
(SEC No-Action Letter, June 22, 1987), 1987 WL 108242 34

Merrill Lynch Asset Management, L.P.,
(SEC No-Action Letter, July 2, 1996), 1996 WL 429027 34

Robertson Stephens Investment Trust,
(SEC No-Action Letter, Aug. 24, 1995), 1995 WL 518782 34

SEC Release No. IC-10666,
1979 WL 22127 (Apr. 18, 1979) 33

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CORPORATE DISCLOSURE STATEMENT

Pursuant to Fed. R. App. P. 26.1, Defendants-Appellees state:

- Defendant Robertson, Stephens & Company, Inc. was the general partner of parent company to Robertson, Stephens Investment Management L.P. Robertson, Stephens & Company, Inc. no longer exists.
- The parent company of Defendants Robertson, Stephens Investment Management, Inc. (now "RS Investment Management, Inc."), at the time this suit was filed, was Robertson, Stephens & Company Group, L.L.C. The parent company is now RS Investment Management Co. LLC.
- Defendant Robertson, Stephens & Company LLC is now known as BancBoston Robertson, Stephens, Inc. Its parent company is BankBoston Corp.

Dated: September 27, 1999 BROBECK, PHLEGER & HARRISON LLP

By 

Isabel M. Traugott
Attorneys for Defendants-Appellees

I. STATEMENT OF JURISDICTION

Defendants-Appellees G. Randall Hecht; Paul H. Stephens; Robertson, Stephens & Company Investment Management, L.P.; Robertson, Stephens & Company, Inc.; Robertson, Stephens Investment Trust; Robertson, Stephens & Company LLC; and Robertson, Stephens Investment Management, Inc. (collectively, "Defendants"), agree that the action below, which asserted claims under the Investment Company Act of 1940 ("ICA"), was within the District Court's original jurisdiction pursuant to 28 U.S.C. § 1331 and 15 U.S.C. § 80a-43, and do not contest that Plaintiff-Appellant's (collectively "Plaintiff") Notice of Appeal (ER Tab 47 at 28) was timely filed on April 26, 1999.

II. STATEMENT OF THE ISSUES

1. Was the District Court correct in holding that the determination of whether claims under Sections 13(a)(2), 13(a)(3) and 18(f) of the ICA are direct or derivative depends on a case-specific examination of the nature of the injury alleged and the application of relevant state law?

2. Was the District Court correct in holding that the claims in this case, which were based on alleged injury consisting solely of the diminution in value of the assets of The Contrarian Fund ("TCF" or "the Fund"), and suffered proportionately by all TCF shareholders, are derivative and cannot be pursued by individual shareholders?

3. Even if Plaintiff's claims were not derivative, does the record nonetheless establish that the District Court's judgment should be affirmed because, as a matter of law, the Complaint failed to allege facts constituting a violation of the ICA?

III. STATEMENT OF THE CASE

A. The Parties

Plaintiff is a living trust which purchased approximately 4,365 shares in a mutual fund, TCF, in February 1997, and sold those shares in September 1997 at a loss of $9,560. Plaintiff-Appellant's Excerpts of Record ("ER") at Tab 1 at 3 (the Complaint). Contending that the net assets of TCF had decreased as a result of allegedly improper short sales, Plaintiff brought suit in July 1998, purportedly on behalf of itself and a class of other persons and entities "who owned shares in [TCF] in 1997 and were injured by the conduct alleged" in the Complaint. ER Tab 1 at 4. Plaintiff sought recovery of the losses incurred by TCF. *Id.*

Plaintiff named several individuals and entities as defendants below, including the Robertson, Stephens Investment Trust (the "Trust"), a Massachusetts business trust and open-end series investment company which offered shares of various mutual funds – including TCF – to investors. ER Tab 1 at 3. Also named as defendants were: Robertson, Stephens & Company Investment Management, L.P., which acted as investment adviser to the Trust in connection with TCF;[1] its general partner, Robertson, Stephens & Company, Inc.;[2] Robertson, Stephens & Company Investment Management, Inc., which acted as investment adviser for a completely different mutual fund;[3] Robertson, Stephens & Company LLC, an underwriter and broker-dealer which acted as the Trust's distributor;[4] G. Randall

[1] Defendants-Appellees' Supplemental Excerpts of Record ("SER"), Tab 6 at 22 (Fund Prospectus, dated Aug. 15, 1996 and revised Oct. 11, 1996, at p. 18, attached as Ex. A to Decl. of Dana K. Welch).

[2] ER Tab 1 at 4.

[3] ER Tab 1 at 3.

[4] ER Tab 1 at 4.

Hecht, the former Chief Operating Officer of Robertson, Stephens & Company LLC and the head of its Investment Management Group[5]; and Paul H. Stephens, TCF's portfolio manager. *Id.*[6]

B. The Underlying Action

1. Factual Background

TCF is a mutual fund which commenced operations in 1993. Its investment objective is maximum long-term growth, focusing on aggressive yet flexible investing in attractively priced companies worldwide. TCF investors are cautioned that, "in implementing its 'contrarian' investment strategy, [the Fund] may take positions that are different from those taken by other mutual funds." SER Tab 6 at 11 (Aug. 15, 1996 Fund Prospectus).[7] Among other things, the Fund Prospectus explains to investors that TCF may engage in short sales, take positions in options and futures contracts "in anticipation of a market decline," and borrow

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[5] ER Tab 1 at 4.

[6] Two of the defendants – the Robertson, Stephens Investment Trust and Robertson, Stephens & Company, LLC – are not identified in the Notice of Appeal or the caption of Plaintiff-Appellant's Opening Brief ("Pl. Brief"). Thus, it is not clear whether Plaintiff has appealed from entry of judgment in favor of those entities.

[7] Pursuant to the Securities Act of 1933 ("1933 Act") and the ICA, the Trust periodically prepares and files with the SEC an updated Fund Prospectus, along with a Statement of Additional Information ("SAI") which is incorporated into the Prospectus. *See* Hazen, T.L., *The Law of Securities Regulation*, § 17.8 (West Publishing Co., 3d ed. 1995); *see also* ER Tab 1 at 6. Defendants submitted relevant versions of the Fund Prospectus and Statements of Additional Information to the District Court in connection with the motion to dismiss (SER Tab 6). Because those materials are filed with the SEC, they are properly subject to judicial notice and may be considered on a motion to dismiss. *See, e.g.*, *Kramer v. Time Warner, Inc.*, 937 F.2d 767, 774 (2d Cir. 1991).

money to purchase additional portfolio securities. *Id.*; *see also* ER Tab 1 at 6 ("[TCF] is permitted in the Prospectus . . . to engage in short sales and other leverage creating investment techniques"). The Fund Prospectus also identifies and discusses the risks of investing in TCF, including the risks associated with: investing in smaller companies; selling securities short; buying and selling foreign securities and debt securities; borrowing; engaging in options and futures strategies; and TCF's non-diversification and concentration in industries involving oil and energy, base metals and precious metals. SER Tab 6 at 17-21 (Aug. 15, 1996 Fund Prospectus at 13-17).

The Fund Prospectus explains that, unless otherwise specifically stated, each fund's investment objectives and policies "*may be changed* by the Trustees of the Trust *without shareholder approval* . . . ." SER Tab 6 at 11 (Aug. 15, 1996 Fund Prospectus at 7) (emphasis added). It also provides that only those investment restrictions expressly designated as "fundamental" require a vote of shareholders to be changed. These "fundamental investment restrictions" are enumerated in the Statement of Additional Information ("SAI"), which is incorporated into the Prospectus. SER Tab 6 at 49, 52 (SAI dated Aug. 15, 1996 and revised Dec. 20, 1996, Ex. B to the Decl. of Dana K. Welch, at B15, B18.). Significantly, although TCF had traditionally limited short sales to no more than 25 percent of its total assets, that policy was not listed or treated as a part of the fundamental restrictions. Indeed, the fundamental restrictions impose *no* percentage limitation on short sales. *Id.* at B15-17 (SER Tab 6 at 49-51); *see also* SER Tab 6 at 123-125 (SAI dated April 1, 1997, Ex. D to Decl. of Dana K. Welch, at B15-17).

In 1997, the trustees charged with overseeing the Trust decided to provide TCF with greater flexibility to engage in short sale transactions. TCF was authorized to "enter into short sales on securities with a value of up to 40% of the Fund's total assets . . . ." ER Tab 1 at 9. On May 5, 1997, the Trust filed a supplement to its April 1, 1997 Prospectus describing the new strategy regarding short sales. *Id.* Upon approval of the revised strategy, TCF's short position increased slightly. For example, at the end of the first quarter of 1997, Plaintiff alleged that short sales securities accounted for about 22.7 percent of the fund's assets. ER Tab 1 at 10. By the end of the following quarter, Plaintiff contends that TCF's short sale position increased to approximately 26-27 percent. *Id.*

In the meantime, market conditions were creating challenges for TCF and, as a result, the Fund's performance during 1997 was disappointing. Plaintiff alleged that the Fund reported a return of approximately -6.0 percent for the second quarter of 1997, and about -4.7 percent for the first six months of the year. ER Tab 1 at 10. Plaintiff (which had invested $75,000 in TCF in February 1997) sold its shares the following quarter, incurring a loss of approximately $9,560. ER Tab 1 at 3.

2. Plaintiff's Claims

The Complaint is premised on the contention that TCF engaged in improper short sales during 1997. Specifically, Plaintiff asserts that, contrary to TCF's "fundamental restrictions," the portion of Fund assets which could be devoted to short sales was improperly increased. ER Tab 1 at 4, 8, 12, 13. Plaintiff also contends that these increased short sales violated certain restrictions (imposed by the ICA) on borrowing and issuance of "senior securities." *Id.* at 7-8.

Plaintiff alleges that the value of TCF's assets decreased during 1997 as a result of these allegedly improper transactions. *Id.* at 10. Based on these allegations, Plaintiff brought – on its own behalf and on behalf of all other persons and entities who owned TCF shares in 1997 – claims for violations of Sections 13(a)(2), 13(a)(3) and 18(f) of the ICA. ER Tab 1 at 12-13.[8]

Section 13(a)(3) of the ICA provides, in pertinent part, that an investment company may not "deviate from any investment policy which is changeable only if authorized by shareholder vote, or deviate from any policy [designated as fundamental]." Plaintiff alleges that TCF's "fundamental restrictions" included a provision that short sales would account for no more than 25 percent of the Fund's assets,[9] and that increasing the allowable amount to 40 percent without obtaining shareholder approval thereby violated Section 13(a)(3). ER Tab 1 at 7.

Section 18(f) prohibits the issuance of senior securities[10] by an investment company, subject to certain exceptions and limitations. Section 13(a)(2) prohibits issuance of senior securities in contravention of the recitals of policy contained in the investment company's Registration Statement. Plaintiff alleged below that the increase in short sales constituted the improper issuance of

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[8] Plaintiff also asserted state-law claims for breach of contract, rescission and breach of fiduciary duty. ER Tab 1 at 10-12. Plaintiff raises no issue on appeal with regard to these state-law claims.

[9] As discussed below, the fundamental restrictions do not actually contain any such limitation.

[10] The ICA defines "senior security" to include "any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness . . . ." Section 18(g).

senior securities and borrowing in violation of Sections 18(f) and 13(a)(2). ER Tab 1 at 12-13.

Under all of these theories, Plaintiff expressly sought recovery for the losses incurred by TCF – *i.e.*, the amount by which its assets decreased – as a result of the allegedly improper short sales and other leverage-creating transactions. ER Tab 1 at 2.

C. The District Court's Ruling

On August 19, 1998, Defendants moved to dismiss the Complaint pursuant to Fed. R. Civ. P. 12(b)(6). The motion was based on several independent grounds: (1) Plaintiff has no standing to bring the purported claims, which are derivative and not direct; (2) the Compliant does not establish any ICA claims violation because Plaintiff: (i) offered no facts establishing that TCF issued senior securities; (ii) pled no facts establishing that the purported violations caused its losses; (iii) failed to establish that various Defendants could be liable; (3) the ICA claims are time-barred on their face; and (4) Plaintiff's state-law claims for breach of contract, rescission and breach of fiduciary duty are legally inadequate.[11]

The motion to dismiss was fully briefed and, on January 22, 1999, the District Court heard lengthy oral argument from the parties' respective counsel.

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[11] With respect to the state-law claims, Defendants argued, *inter alia*, that: (a) those claims, like the ICA claims, are necessarily derivative; (b) the breach of contract and rescission claims were unsupported by allegations establishing violation of any contractual obligation or entitlement to rescission, much less that losses were caused by the alleged misconduct at issue; and (c) even if Plaintiff could establish that some of the Defendants owed it a fiduciary duty, the Complaint did not allege conduct constituting a breach of such a duty or damage caused thereby.

The District Court then permitted (at Plaintiff's urging) the parties to submit supplemental briefing, devoted primarily to the question of whether the suit was properly derivative or direct. ER Tab 53 at 63, 79-80 (Transcript of Proceedings, Jan. 22, 1999).

On March 26, 1999, after the supplemental briefing was completed, the District Court issued an order granting the motion to dismiss. ER Tab 45 at 16-26 (Order Granting Motion to Dismiss). The court held that, based on Plaintiff's own factual allegations, the claims were derivative in nature and Plaintiff lacked standing to assert them. Among other things, the court noted that the alleged injury underlying the Complaint – the decrease in TCF's assets caused by the purportedly improper short sales and other leverage-creating transactions – "was suffered by the Fund as a whole." ER Tab 45 at 21. Neither Plaintiff nor any other shareholder sustained "special injury" independent of the diminution of TCF's assets. The court concluded that, under applicable state law, a claim premised on such an injury is derivative. ER Tab 45 at 21-22.

Although Plaintiff had tried to avert dismissal by arguing that claims under Sections 13(a) and 18(f) of the ICA cannot be brought derivatively, the District Court rejected that assertion, noting that Plaintiff's position was unsupported by either the relevant statutory language or case law. ER Tab 45 at 23-26. Having found that Plaintiff lacked standing to assert the claims, the District Court granted the motion to dismiss. ER Tab 45 at 26.[12] Judgment was entered

[12] The District Court declined to rule on the other arguments raised in Defendants' motion to dismiss, finding that Plaintiff's lack of standing deprived the court of jurisdiction to reach those issues. ER Tab 45 at 26.

accordingly. ER Tab 46 at 27 (Judgment, dated March 26, 1999). On April 26, 1999, Plaintiff filed its Notice of Appeal.[13]

IV. SUMMARY OF ARGUMENT

Plaintiff mischaracterizes the District Court's ruling by suggesting that the court held that all claims under Sections 13(a)(2), 13(a)(3) and 18(f) of the ICA must be brought as derivative actions. In reality, the District Court simply held that the *facts of this particular case* presented derivative claims, and therefore Plaintiff lacks standing to sue.

The District Court's Order recognizes that the determination of whether claims under Sections 13(a) and 18(f) of the ICA are direct or derivative depends upon the nature of the relief being sought. Supreme Court authority (which acknowledges that derivative actions may be brought under the ICA) expressly states that the law of the state of incorporation of the investment company governs the contours of such actions. *See Kamen v. Kemper Fin. Serv., Inc.*, 500 U.S. 90, 97-99 (1991). Where, as here, the alleged injury consists of nothing more than the diminution of the Fund's assets, controlling state law dictates that the claim is properly derivative.

Significantly, in contrast to the case-specific analysis employed below by the District Court, Plaintiff argued categorically below – and argues again on appeal – that claims under Sections 13(a) and 18(f) always should be brought as

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[13] Defendants noted below that under California law a living trust, such as Plaintiff, technically lacks standing to bring a suit, and Plaintiff acknowledged the deficiency. Nonetheless, Plaintiff has not made the effort on appeal to substitute the proper individual plaintiffs in place of the trust.

direct claims. The District Court properly rejected this argument, which has no support in either the language of the statute or any case law.

Apart from the fact that Plaintiff's claims are derivative, the Complaint is defective for numerous other reasons, each of which provides an independent basis for dismissal and grounds for affirming the District Court. *See U.S.A. Petroleum Co. v. Atlantic Richfield Co.*, 13 F.3d 1276, 1279 (9th Cir. 1993). The ICA claims are legally deficient in several respects: (a) Plaintiff has not alleged any facts establishing that TCF was prohibited from increasing the allowable amounts of short sales without shareholder approval, or that such increased short sales violated a prohibition against borrowing or issuance of senior securities; (b) Plaintiff has not alleged that the wrongful conduct underlying its claims (*i.e.*, the purportedly improper increase in short sales) caused the damages for which it seeks recovery; (c) the Complaint does not contain facts demonstrating why the various persons and entities named as Defendants are liable for the allegedly wrongful conduct alleged in the Complaint; and (d) the ICA claims are time-barred.

V. STANDARD OF REVIEW

An order granting a motion to dismiss pursuant to Fed. R. Civ. P. 12(b)(6) is reviewed *de novo*. *See Balistreri v. Pacifica Police Dept.*, 901 F.2d 696, 699 (9th Cir. 1990). Dismissal may properly be based on either "lack of a cognizable legal theory or absence of sufficient facts alleged under a cognizable legal theory." *Id.* A dismissal may be affirmed on "any proper ground" found in the record, "even if [the] district court did not reach the issue or relied on different

grounds or reasoning." *Steckman v. Hart Brewing, Inc.*, 143 F.3d 1293, 1295 (9th Cir. 1998).

VI. ARGUMENT

A. As the District Court Properly Held, Determination of Whether Claims Under the ICA Are Direct or Derivative Depends on the Nature of the Alleged Injury and Application of the Relevant State Law

Plaintiff's principal argument on appeal is that the District Court erroneously "held that plaintiff's claims under ICA §§ 13(a)(2), 13(a)(3) and 18(f) must be brought derivatively" and failed to consider "the key issue" of whether the claims assert rights belonging to shareholders or the corporation." Pl. Brief at 8-9. This argument cannot withstand even the slightest scrutiny. The record below establishes unequivocally that the District Court engaged in precisely the analysis mandated by the Supreme Court: specifically, it examined the nature of Plaintiff's claims in light of relevant state law to ascertain whether those claims are direct or derivative. Moreover, contrary to Plaintiff's suggestion, the District Court did not make a sweeping ruling that claims under Sections 13(a) and 18(f) are by definition derivative; rather, the district court properly recognized that the issue requires a case-by-case analysis, and premised its holding on the allegations of Plaintiff's own Complaint.

1. The Supreme Court Has Held that State Law Determines Whether a Claim Under the ICA is Direct or Derivative

On at least two occasions, the Supreme Court has been presented with derivative actions brought under the ICA, and in both instances said that state-law principles determine the parameters of such actions. In *Burks v. Lasker*, 441 U.S.

471 (1979), the Supreme Court held that in derivative suits alleging violations of the ICA – and, specifically, Section 13(a) – federal courts should apply state law in deciding whether independent directors may discontinue such suits. *Id.* The Court rejected the argument that (unlike other claims) disinterested directors should not be allowed to terminate non-frivolous derivative actions under the ICA. *Id.* at 481. In reaching this conclusion, *Burks* explained that, in drafting the ICA and amendments thereto, Congress anticipated derivative claims, and that when Congress intended to create special rules for derivative claims under the ICA – *e.g.*, precluding independent board members from cutting off derivative suits with respect to adviser's fees – it said so expressly. *Id.* at 483-84 (citing 15 U.S.C. § 80a-35(b)(2) as an example of Congress preventing board action from cutting off derivative suits).

In 1991, the Supreme Court was again faced with a derivative action under the ICA. In *Kamen*, the Court held that, for derivative actions brought under the ICA, demand requirements are defined by the law of the investment company's state of incorporation. 500 U.S. at 108-09. The Supreme Court in no way limited its ruling to particular sections of the ICA, or in any way questioned the propriety of derivative actions under the ICA. Rather, the Court acknowledged that derivative actions could be brought under the ICA, and that (barring a circumstance where a particular provision of state law is contrary to the federal statute or its underlying policy) federal courts must look to state law to determine the contours of those claims. *Id.* at 97-99.

Thus, both *Burks* and *Kamen* make it clear that there is no prohibition against derivative claims under the ICA. Moreover, it is equally clear that "[t]o determine whether a claim brought under the ICA is direct or derivative, a court

must look to the law of the state in which the fund was incorporated." *Strougo v. Scudder, Stevens & Clark, Inc.*, 964 F. Supp. 783, 790 (S.D.N.Y. 1997) (citing *Kamen,* 500 U.S. at 97-99); *see also Green v. Nuveen Advisory Corp.*, 186 F.R.D. 486, 489 (N.D. Ill. 1999) (stating, "[s]ince all of the Funds that are defendants in this lawsuit [based on ICA claims] are Massachusetts and Minnesota business organizations, Massachusetts and Minnesota law governs whether the plaintiff's claims are direct or derivative").

Plaintiff makes no real effort to address *Burks* and *Kamen*, arguing instead that neither case decided whether the claims at issue were "properly pleaded as derivative . . . ." Pl. Brief at 16. This argument misses the point. Whether or not the claims in *Burks* or *Kamen* were properly derivative, the Supreme Court indicated that traditional state-law standards govern the contours of derivative claims under the ICA. Accordingly, district courts have followed this approach. *See Green*, 186 F.R.D. at 489; *Krouner v. American Heritage Fund, Inc.*, 94 Civ. 7213 (WK), 1997 U. S. Dist. LEXIS 11445, at *6 (S.D.N.Y. Aug. 1, 1997). Tellingly, Plaintiff has not cited a single authority to the contrary.

2. The District Court Properly Concluded that, Under Applicable State Law, the Dispositive Factor is the Nature of the Injury Alleged in this Case

Having established that state-law principles determine whether a claim is direct or derivative, the next task is to determine what those principles are, so that they can be applied to case at hand. Because the Trust is a Massachusetts business trust (ER Tab 1 at 3), Massachusetts law applies. *See Strougo*, 964 F. Supp. at 793 (applying Maryland law where fund was incorporated in that state).

Under Massachusetts law, claims which address damage to the entire corporation (rather than to individual shareholders with a "special injury") must be brought derivatively. *See Bessette v. Bessette*, 434 N.E.2d 206, 208 (Mass. 1982); *Green*, 186 F.R.D. at 489. The justification is that, under such circumstances, the claim belongs to the corporation, not particular shareholders. Moreover, as Plaintiff conceded below, Massachusetts courts look to Delaware authority for guidance on derivative actions,[14] and Delaware law is in accord. *See, e.g., Kramer v. Western Pacific Indus., Inc.*, 546 A.2d 348, 351 (Del. 1988).

As the District Court noted in its Order (Tab 45 at 20), *Western Pacific* explains the fundamental difference between direct and derivative claims:

> The distinction between derivative and individual actions rests upon the party being directly injured by the alleged wrongdoing . . . . Thus, to have standing to sue individually, rather than derivatively on behalf of the corporation, the plaintiff must allege more than an injury resulting from wrong to the corporation . . . . For a plaintiff to have standing to bring an individual action, *he must be injured directly or independently of the corporation.*

Western Pacific, 546 A.2d at 351 (emphasis added); *see Green*, 186 F.R.D. at 489 (in applying, *inter alia*, Massachusetts law, "[t]o determine whether a claim belongs to a corporation, a court must inquire whether the shareholder's injury is direct from the injury suffered generally by the shareholders as owners of

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[14] *See Houle v. Low*, 556 N.E.2d 51, 59 (Mass. 1990).

corporate stock"). Thus, to bring a direct claim, a shareholder must show "special injury."[15]

A "special injury" sufficient to confer standing upon an individual shareholder exists "where there is a wrong suffered by a plaintiff that was not suffered by all shareholders generally or where the wrong involves a contractual right of the shareholders, such as the right to vote." *In re Tri-Star Pictures*, 634 A.2d 319, 330 (Del. 1993). By contrast, "where a shareholder claims that the value of his stock will deteriorate and that the value of his proportionate share will be decreased as a result of alleged director mismanagement, his cause of action is derivative." *Western Pacific*, 546 A.2d at 351; *see also Jackson v. Stuhlfire*, 547 N.E.2d 1146, 1148 (Mass. App. Ct. 1990) ("[A] complaint alleging mismanagement or wrongdoing on the part of corporate officers or directors normally states a claim of income to the corporation. The action, therefore, is properly derivative."); *Katz v. Halperin*, No. 13811, 1996 WL 66006, at *4 (Del. Ch. Feb. 5, 1996) ("[C]laim of mismanagement resulting in corporate waste is a direct wrong to the corporation, and all stockholders experience an indirect wrong. [Such] claims are derivative.")

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[15] Plaintiff makes the argument that, "the special injury rule does not apply where Plaintiff's claims are not based upon a duty owed to the corporation, but rather upon a duty owed to the individual shareholders." Pl. Brief at 20. Plaintiff's argument is without any support in the law. Indeed, the only case cited in support is *Yamamoto v. Omiya*, 564 F.2d 1319, 1326 (9th Cir. 1977), which never discusses the special injury rule, and concerns an appeal from a denial of class certification. Moreover, as *Green* makes clear, where the injury alleged results from the general devaluation of stock, the claim belongs to the corporation (or trust) because the duty allegedly breached is to the corporation (or trust), not to the shareholders; such a claim is therefore derivative. *See Green*, 186 F.R.D. at 989.

There can be no doubt that the District Court applied these standards to Plaintiff's ICA claims. The Order reveals that the court examined carefully the allegations of the Complaint to ascertain the nature of the underlying injury (ER Tab 45 at 21-22), and concluded that "the injury plaintiff attributes to the increased use of short sales was suffered by the Fund as a whole." ER Tab 45 at 21. In fact, as the District Court noted, Plaintiff states categorically in its Complaint that TCF's assets were impaired as a result of the allegedly wrongful conduct, and "Plaintiff brings this action to recover those losses." ER Tab 45 at 21 (quoting Complaint ¶ 2, ER Tab 1 at 2). Because Plaintiff concedes that the alleged injury was to TCF, the shareholders suffered damage only indirectly through depreciation of the value of their shares, and the District Court properly found that such claims are derivative. *See Western Pacific*, 546 A.2d at 353 (claim of mismanagement resulting in corporate waste "represents a wrong to the corporation that is indirectly experienced by the shareholders" is derivative because any resulting "devaluation of the stock is shared collectively by all the shareholders," rather than particular shareholders).

3. Plaintiff's Mischaracterization of the District Court's Analysis Is a Concession that the Court Employed the Proper Standard

Unable to demonstrate that an improper legal standard was employed below, Plaintiff resorts to mischaracterizing the District Court's holding. Plaintiff repeatedly suggests that the District Court held that *all* claims under Sections 13(a) and 18(f) must be brought derivatively. *See, e.g.*, Pl. Brief at 13, 17, 19. For instance, Plaintiff proclaims that "[t]he district court ruled that claims cannot be asserted directly under §§ 13(a)(2), 13(a)(3) and 18(f) because those ICA sections

do not have 'similar language' to § 36(b) that expressly authorized shareholders to sue directly." Pl. Brief at 13. The District Court said no such thing. In fact, as discussed above, the District Court examined the allegations *in this case* and concluded that Plaintiff's alleged claims were necessarily derivative. Thus, its holding is a narrow one, which applies only to the facts of this case.

Although the District Court did discuss the language of Section 36(b), it did so in the context of rejecting this specious argument: that claims under Sections 13(a) and 18(f) cannot be derivative because they cannot be brought by – or on behalf of – the Trust. The District Court correctly noted that Section 36(b) differs materially from the statutory provisions invoked by Plaintiff in this case, because the language of Section 36(b) expressly creates private rights of action for the SEC and shareholders, but not for the investment company. *See Daily Income Fund, Inc. v. Fox*, 464 U.S. 523, 524 (1984). In short, rather than making a sweeping ruling as Plaintiff claims, the District Court merely disagreed with the reason Plaintiff offered for why its claim *could not* be raised derivatively.

Plaintiff similarly tries to manufacture error by mischaracterizing the District Court's reference to *Strougo*. Pl. Brief at 16-17. The District Court cited *Strougo* only as an example of a case in which claims brought directly under Section 36(a) of the ICA were dismissed because the particular allegations gave rise to derivative claims only. The District Court did not, as Plaintiff suggests, read *Strougo* to hold that "all ICA claims, except for those with 'similar language' to § 36(b), must be brought derivatively." Pl. Brief at 17. To the contrary, the District Court found the case persuasive in disposing of Plaintiff's argument that such claims can *only* be brought *directly*. *See* Order, Tab 45 at 9.

Similarly spurious is Plaintiff's contention that the District Court cited *Green v. Brown*, 398 F.2d 1006 (2d Cir. 1968), and *Leighton v. One William St. Fund, Inc.*, No. 64 Civ. 2547, 1965 U.S. Dist. LEXIS 9430 (S.D.N.Y. July 2, 1965), for the proposition that Section 13(a) actions must be brought derivatively. Pl. Brief at 19. Again, the District Court did not even hint – much less hold – that claims under Section 13(a) must be brought derivatively; it merely held that the claims at issue in this case are derivative. *Brown* and *Leighton* simply demonstrate that, under certain circumstances (such as those in the present case), Section 13(a) claims are properly brought in a derivative capacity. *See Brown,* 398 F.2d 1006 (shareholder brought derivative action under Section 13(a), alleging a violation of a fund's fundamental restrictions); *Leighton,* 1965 U.S. Dist. LEXIS 9430 (shareholder brought derivative action claiming that the fund changed its fundamental policy in violation of Section 13(a)(3)).

At no time did the District Court determine that Sections 13(a)(2), 13(a)(3) and 18(f) cannot give rise to a direct claim in instances where certain shareholders are uniquely injured, and other shareholders do not experience similar injury. Rather, the Court concluded, after a careful analysis of existing case law, that whether such a claim could be brought directly or derivatively depends on the application of state law to the specific underlying facts of a claim. Contrary to Plaintiff's assertion (*see* Pl. Brief at 13-15), neither the District Court nor Defendants assert that direct actions cannot be brought for Sections 13(a) and 18(f)

claims.[16] Throughout the proceedings below, and now upon appeal, it has been Plaintiff (and not Defendants) who has argued for a categorical position (specifically, that the statutes at issue provide for only a direct cause of action).

A consequence of Plaintiff's misstatement of the District Court's position is that Plaintiff has failed to present any coherent argument that the District Court's determination, that state law governs, is flawed. As noted previously, Plaintiff tries to dismiss *Burks* and *Kamen* with no analysis because they did not *specifically* address whether the claim was properly pleaded as derivative. Pl. Brief at 16. According to Plaintiff, it was therefore "plainly wrong for the district court to infer that the Supreme Court decided an issue where, in fact, the Court reserved its judgment." *Id.*

While the Supreme Court in *Burks* and *Kamen* was not explicitly presented with the question of whether derivative claims were proper under Sections 13(a) and 18(f) of the ICA, the Court's analysis, in both cases, assumes that the ICA claims could be brought derivatively. Plaintiff utterly fails to address the ramifications of the Supreme Court's analyses in *Burks* and *Kamen*, and the precedential value of cases which, following *Burks* and *Kamen,* turned to state law to determine if the particular ICA claims alleged were properly derivative or direct

[16] Plaintiff laments that if claims under Sections 13(a)(2), 13(a)(3) and 18(f) cannot be asserted directly, then "no other section of ICA could be enforced by a direct action because no other section has language even remotely similar to § 36(b)." Pl. Brief at 13. As noted above, this contention is premised on the fallacious notion that the District Court would preclude everyone from ever bringing direct claims under the ICA. Because the District Court's holding recognizes that direct claims may be brought under the ICA (provided that such claims are based on "special injury" affecting particular shareholders, rather than the Fund as a whole), the calamitous result Plaintiff warns against is illusory.

actions. *See, e.g., Strougo*, 964 F. Supp. at 792; *Green*, 186 F.R.D. at 489. This means that Plaintiff never so much as considers the weight of state law. Yet the mandate of cases such as *Western Pacific*, 546 A.2d at 352, is clear: "[w]hether a cause of action is individual or direct must be determined from the 'nature of the wrong alleged' and the relief, if any, which could result if Plaintiff were to prevail." *Id.* at 352. Plaintiff's failure to address this requirement amounts to a concession that the District Court applied the proper standard.

Plaintiff cites no case which holds, or even suggests, that claims under Sections 13(a) and 18(f) may not give rise to derivative actions. Nor does Plaintiff offer any case with circumstances similar to those alleged in the present action indicating that direct claims, to the exclusion of derivative claims, are proper.[17] Furthermore, Plaintiff's comment that "the district court overlooked the fact that an action may lie both derivatively and individually for the same misconduct," Pl. Brief at 9, has no relevance to this case. Even if that were a correct statement of the law, the District Court found that the injury alleged in the Complaint was

[17] Plaintiff cites a number of cases in which ICA claims were raised directly. Pl. Brief at 13-15. Not one of the cases indicate that a direct suit was proper or, alternatively, that a derivative suit was improper. *See, e.g., Blatt v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 916 F. Supp. 1343, 1349-50 (D.N.J. 1996); *Potomac Capital Mkts. Corp. v. Prudential-Bache Corp. Dividend Fund, Inc.*, 726 F. Supp. 87, 93 (S.D.N.Y. 1989). Other cases cited by Plaintiff do not even involve statutory provisions relevant to this case. *See, e.g., Lessler v. Little*, 857 F.2d 866 (1st Cir. 1988), *cert. denied,* 489 U.S. 1016 (1989) (involving §§ 17(a)(2) and 47(b) claims); *Meyer v. Oppenheimer Management Corp.*, 764 F.2d 76 (2d Cir. 1985) (involving § 15(f) claims); *In re ML-Lee Acquisition Fund II Sec. Litig.*, 848 F. Supp. 527 (D. Del. 1994) (claims under §§ 17, 36(a), 57(a), 57(d), 48(e)); *Langner v. Brown*, 913 F. Supp. 260 (S.D.N.Y. 1996) (claims under §§ 36(b), 10(a), 17, 20).

sustained by the Fund as a whole and thus could be addressed only by means of a derivative claim.[18]

B. Plaintiff's Efforts to Portray Its Claims as Direct Are Unavailing as a Matter of Law

1. There Is No Statutory or Case Authority for Plaintiff's Argument that Claims Under Sections 13(a) and 18(f) May Only Be Brought as Direct Claims

To prove that its suit may be brought as a direct claim, Plaintiff argues, without offering a shred of supporting authority, that the ICA is created for the benefit of shareholders only, and not for the benefit of a corporation or a trust. App. Br. 12-15. Under Plaintiff's theory, the ICA therefore is a vehicle only for direct suits by shareholders. The extension of this argument is that no investment company could ever bring suit for violations of the ICA. After all, if a derivative action could not be brought on behalf of such an entity, then the entity could not pursue such an action either. This is an untenable position, utterly unsupported by case law.

No statutory authority and, specifically, no section of the ICA, even hints that the ICA permits only direct claims.[19] Where the ICA sought to preclude

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[18] Plaintiff argues that the Court overlooked *Oppenheimer Fund, Inc. v. Sanders*, 437 U.S. 340 (1978), which involved an appeal from an order by the district court allocating to defendants the expense of identifying class members. While *Oppenheimer* was brought under the ICA, it was not brought under the sections relevant to the present case. *Oppenheimer* also does not involve any issue other than the allocation of costs. Its subject is therefore utterly tangential to this case and the Court properly did not rely upon it in ruling.

recovery in certain respects, it did so explicitly, as in Section 36(b) of the ICA, where recovery by a fund is specifically excluded, but recovery by shareholders or the SEC is permitted. Where, as with Section 13(a) and 18(f) no such exclusion is set forth, it cannot be inferred.

Indeed, as the District Court pointed out, where Congress sought to limit the types of claims that could be brought under the ICA, it did so explicitly, creating an unusual cause of action with express limitations (Section 36(b)). ER Tab 45 at 8, 9 (citing the language of Section 36(b) of the ICA and the Supreme Court's analysis of that statute in *Daily Income Fund*, 464 U.S. at 535). Thus, in *Green*, the most recent case involving ICA claims brought derivatively, the court expressly noted that the nature of the injury, in combination with state law, determines whether a claim under the ICA is direct or derivative. *See* 186 F.R.D. 486 (the court must look to these factors to determine whether plaintiff's claim involves a special injury permitting a direct claim, or whether the claim is one involving injury to a corporation, in which case the claim is derivative). The

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[19] There is a question as to whether an implied private right of action even exists under either section. Some courts have recognized such a claim under Section 13(a)(3). *See, e.g., Blatt*, 916 F. Supp. at 1357 ("a private right of action exists under the Investment Company Act [for violation of section 13(a)(3)]); *Potomac Capital Mkts. Corp.*, 726 F. Supp. at 93 n.5 ("private rights of action have been recognized under Section 13(a)(3)"). However, the issue is not free from doubt. *See Sheppard v. TCW/DW Term Trust 2000*, 938 F. Supp. 171, 180 n.7 (S.D.N.Y. 1996) (after finding no deviation from fundamental policies, "the Court need not address the disputed issue of whether Section 13(a)(3) . . . provides a private right of action"). Moreover, defendants have been unable to locate any reported cases in which courts have recognized a cause of action under Section 18, and Plaintiff concedes that it knows of no case in which a direct claim has been brought under Section 18(f). Pl. Brief at 15.

District Court followed precisely such an approach, and Plaintiff has articulated no cogent basis for disturbing the decision below.

2. As the District Court Properly Found, Plaintiff Has Not Alleged Any "Special Injury" Sufficient to State a Direct Claim Against Any of the Defendants

Plaintiff argues that its claims should be considered "direct" because it can establish the requisite "special injury." Pl. Brief at 20. However, Plaintiff once again ignores that the Complaint is based on allegations that Defendants caused the Trust to enter into transactions which impaired the value of all of TCF's assets – a quintessentially derivative claim which presents no "special injury" to particular shareholders. *See Western Pacific*, 546 A.2d at 353 ("A claim of mismanagement resulting in corporate waste, if proven, represents a direct wrong to the corporation that is indirectly experienced by all shareholders"). In light of this fact, Plaintiff's efforts to unearth some "special injury" are fruitless.

Indeed, the authorities upon which Plaintiff relies actually underscore this conclusion, and illustrate the difference between this case and those which actually present some "special injury." For example, *In re Tri-Star Pictures* – the principal case cited by Plaintiff – involved majority shareholders manipulating business combinations in order to dilute the cash value and voting rights of the minority shareholders. 634 A.2d at 327-30. Similarly, in *Barbieri v. Swing-N-Slide Corp.*, No. 14239, 1996 Del. Ch. LEXIS 46, at *11-12 (Del. Ch. May 7, 1996), the claims were direct because an allegedly unfair self-tender offer gave the majority shareholders a great monetary benefit at the expense of the minority shareholders. *Rabkin v. Hunt Chemical Corp.*, 547 A.2d 963, 968 (Del. Ch. 1986), was based on allegations that the majority shareholder wrongfully benefited from a

merger, to the detriment of the minority shareholders. These cases all involved alleged injuries which fell disproportionately on a group of shareholders – a scenario which stands in stark contrast to the present action, where the alleged injury proportionately affects all TCF shareholders in precisely the same way.

Although Plaintiff makes several half-hearted attempts to show that not all TCF shareholders were injured in the same way, those attempts fall flat. For instance, Plaintiff argues that some shareholders bought shares at a time when TCF's offering materials contained a 25% limitation on short sales while others bought after the offering materials were revised – and that this difference somehow establishes a "special injury." Pl. Brief at 22-23. The District Court recognized the fallacy of this argument: it is based on a mischaracterization of Plaintiff's own claims. Plaintiff's theory is that TCF's fundamental restrictions were improperly changed without a shareholder vote. Plaintiff does not allege that it is only seeking recovery for those shareholders who relied on a particular statement in the Fund Prospectus. To the contrary, Plaintiff asserts that Defendants improperly tried to change TCF's fundamental restrictions without shareholder vote – and, as to this assertion, it is irrelevant that TCF subsequently amended its offering materials.[20] As the District Court noted in rejecting Plaintiff's argument, "[I]t was not the announcement of the change from 25% to 40% that caused the injury. Rather, it

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[20] The District Court agreed that, under Plaintiff's theory, "regardless of what the Prospectus said, TCF was prohibited from engaging in certain transactions without shareholder approval." ER Tab 45 at 22.

was the Fund's actual increase in short sales over time." ER Tab 45 at 21.[21] Moreover, Plaintiff's attempt to differentiate among shareholders who purchased at various times ignores the fact that it seeks to recover *all* losses purportedly caused by the improper transactions. ER Tab 1 at 2. For these reasons, the District Court properly rejected Plaintiff's argument and – tellingly – Plaintiff makes no real effort to address the court's holding or analysis.

Equally unavailing is Plaintiff's argument that this case presents a "special injury" because voting rights are somehow affected. Once again, Plaintiff's reliance on *Tri-Star* is misplaced. *Tri-Star* involved allegations that the voting rights of *minority* shareholders (*i.e.*, a subgroup of all the shareholders in a particular fund or corporation) were impaired by Defendants' alleged wrongdoing. 634 A.2d at 330. By contrast, the present case is *not* one in which Plaintiff seeks recovery for impairment of the voting rights of certain shareholders. Rather, the Complaint seeks to recover for the diminution of all of TCF's assets allegedly caused by prohibited transactions – an injury which belongs to the Trust, rather than particular shareholders. *See Western Pacific*, 546 A.2d at 352.

Not surprisingly, Plaintiff's other authorities are inapposite. In *Lipton v. News Int'l, Plc*, 514 A.2d 1075 (Del. 1986), the court was faced with claims that management had engineered a corporate stock exchange by which it secured veto

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[21] Accordingly, the District Court properly found that *Weiner v. Southern Co.*, No. 10525, 1992 Del. Ch. LEXIS 8, at 7-8, 13 (Del. Ch. Jan. 24, 1992), which is cited at pages 23-24 of Pl. Brief, is inapposite. *Weiner* involved claims that a limited class of investors had purchased stock in reliance on alleged misrepresentations and omissions (and thus paid artificially inflated prices for their stock), whereas other shareholders did not. Thus, unlike the present case, plaintiffs in *Weiner* were able to show distinct injury which did not fall proportionately on all shareholders. *See* ER Tab 45 at 21-22.

power over all shareholder actions. The management action affected selected shareholders' contractual voting rights (thereby creating a new supermajority shareholder group that limited the voting rights of other shareholders) and the claim was therefore direct. *Id.* at 1079. Similarly, in *Condec Corp. v. Lunkenheimer Co.*, 230 A.2d 769 (Del. Ch. 1967), the directors of a corporation caused new shares to be issued in order to dilute plaintiff's holdings so that plaintiff would no longer have a majority of shares or voting control. Because the present case is not premised on any similar allegation that Defendants attempted to benefit themselves by reducing the power or influence of certain other shareholders, and really involves nothing more than allegations that management permitted certain transactions which impaired the value of TCF's assets, there is no "special injury" sufficient to confer standing on Plaintiff.[22]

3. There Is No Prohibition Against Bringing a Derivative Claim on Behalf of a Massachusetts Business Trust

Plaintiff asserts that the Trust cannot maintain a claim, and therefore a derivative suit may not be brought on its behalf. Pl. Brief 24-26. The only case it cites in support is inapposite, as it involves that court's application of Section 36(b)

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[22] Plaintiff also makes the cursory argument that, because it purports to seek recovery on behalf of TCF's shareholders (rather than shareholders of other funds offered by the Trust), its claims are somehow direct rather than derivative. Pl. Brief at 22. This argument requires little response. The fact that the Trust may offer other mutual funds does not change in any way the fundamental nature of Plaintiff's allegations: *i.e.*, that Defendants purportedly caused TCF to engage in improper transactions which diminished the value of the Fund's assets, and Plaintiff seeks recovery of that diminution. As noted previously, such allegations present a classic derivative claim (*see Western Pacific*, 546 A.2d at 351-53), and Plaintiff has not cited a single authority for the proposition that such claims may be brought by individual shareholders.

of the ICA, a section with specific exclusions not present in Sections 13(a) or 18. Pl. Brief at 24-26 (citing *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523, 542 (1984)).[23] Contrary to Plaintiff's argument, a business trust, unlike other forms of trusts, is a legal entity. Mass. Gen. Laws ch. 182, § 6; *see Morrison v. Lennett*, 616 N.E.2d 92, 94 (Mass. 1993). As such, it may bring suit on its behalf.

Furthermore, Plaintiff has ignored Fed. R. Civ. P. 17(b), which states that "the capacity of a partnership or other unincorporated association to sue or be sued is determined by the law of the state in which the district court is sitting." *See also In re Vento Dev. Corp.*, 560 F.2d 2, 4 (1st Cir. 1977). Looking to the law of the forum, the California Code of Civil Procedure provides that a "partnership or other unincorporated association, whether organized for profit or not, may sue and be sued in the name it has assumed or by which it is known." Cal. Code Civ. Proc. § 369.5(a). For purposes of the California statute, business trusts are generally treated as unincorporated associations. *See Kadota Fig Ass'n of Producers v. Case-Swayne Co.*, 73 Cal. App. 2d 796, 801 (1946).[24] Accordingly, there is no prohibition against a suit on behalf of the Trust.

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[23] *Daily Income Fund* found a direct right of action under § 36(b) of the ICA. It addressed a claim of breach of fiduciary duty under that specific section for payment of excessive fees to investment advisers. Section 36(b), unlike Sections 13(a)(2), 13(a)(3) and 18(f), *specifically precludes* recovery by the fund itself and permits recovery only by shareholders or the SEC. *Id.* That case therefore says nothing about whether a direct claim may be brought under Sections 13(a) and 18(f) under the particular circumstances of *this case*.

[24] Since the Trust was organized outside of California, it would be treated as a foreign corporation. It would have the full capacity to file a lawsuit on its own behalf, but would need to file certain papers and pay fees to maintain the lawsuit in a California court. Cal. Corp. Code §§ 170, 171, 2105; *see United Med. Management Ltd. v. Gatto*, 49 Cal. App. 4th 1732 (1996).

4. Rule 23.1 Is Irrelevant to Any Analysis of Whether a Claim is Properly Raised as Direct or Derivative

Plaintiff's argument that Federal Rule of Civil Procedure 23.1 does not apply because Plaintiff was a shareholder of a trust, rather than a corporation, is a red herring. Pl. Brief at 8, 26-27. Rule 23.1 sets forth a pleading requirement (specifically, a requirement to plead that a demand upon the corporation has been made prior to the filing of a suit) in derivative actions by shareholders. It does *not* concern substantive law. In fact, the very case Plaintiff cites for support, *Kayes v. Pacific Lumber*, 51 F.3d 1449 (9th Cir.), *cert. denied,* 516 U.S. 914 (1995) specifically states:

> Rule 23.1 itself imposes only a pleading requirement. It does not create any requirement that the plaintiff actually make a demand on the board or shareholders. The question whether a demand requirement exists depends on the applicable substantive law.

Id. at 1463, n.10 (citing *Kamen*, 500 U.S. at 97). Rule 23.1 has nothing whatsoever to do with a determination as to whether a claim is appropriately raised directly or derivatively, and therefore is irrelevant to the issues before this Court.

Massachusetts courts, as well as other courts applying Massachusetts law, have routinely allowed derivative suits to be brought on behalf of Massachusetts business trusts.[25] *See, e.g., Tracy v. Curtis*, 405 N.E.2d 656 (Mass.

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[25] By finding derivative suits to be the proper vehicle for certain claims regarding business trusts, Massachusetts displays its recognition of the similarities between the business trust and the corporation. *See Richardson v. Clarke*, 364 N.E.2d 804, 807 (Mass. 1977) ("Business trusts possess many of the attributes of corporations and for that reason cannot be governed solely by the rules which have evolved for traditional trusts."); *Swartz v. Sher*, 184 N.E.2d 51 (Mass. 1962) (discussing the similarities between the two entities).

App. Ct. 1980) (court recognized a shareholder derivative action where trustees had misappropriated trust opportunities); *Cohen v. U.S. Trust Sec. Corp.*, 40 N.E.2d 282 (Mass. 1942) (court determined that in bill brought by shareholders of Massachusetts business trust seeking redress of wrongs done to trust, rights of shareholders were derivative); *Rottenberg v. Pfeiffer*, 59 A.D.2d 756 (N.Y. 1977) (dismissing derivative claim on behalf of Massachusetts business trust for failure to make demand or plead futility); *Greenspun v. Lindley*, 330 N.E.2d 79 (N.Y. 1975) (same); *Waldman v. Carey*, 82 F.R.D. 469 (1979) (same). Similarly, Delaware Code T. 12, § 3812 specifically provides for derivative suits brought by "a beneficial owner" (or shareholder) "in the right of a business trust to recover a judgment in its favor." Thus, Plaintiff's argument that a derivative suit cannot be maintained on behalf of a trust is meritless.

C. Even If the Claims Are Direct, the Record Below Establishes that the Judgment Should Be Affirmed Because Plaintiff Does Not Allege a Viable Claim Against Any of the Defendants

It is well settled that an appellate court may affirm the district court upon any basis supported by the record. *See U.S.A. Petroleum*, 13 F.3d at 1279. Here, the record reflects several additional grounds for affirming the judgment below.

1. Plaintiff Has Failed to Show Any Violation of the ICA

An examination of the Complaint reveals that, whether or not the claims are derivative, the pleading cannot survive a motion to dismiss. Among other things, Plaintiff has not alleged facts sufficient to establish that: (1) TCF's fundamental restrictions limited the allowable amount of short sales; (2) there was improper issuance of senior securities or borrowing; (3) violations of the ICA

caused TCF's alleged losses; and (4) the claims are not time-barred. Moreover, although Plaintiff has sued a number of individuals and entities, the Complaint lacks facts sufficient to show why those various Defendants are purportedly liable for violations of the ICA.

a. Plaintiff Has Not Alleged Any Facts Suggesting that the Trust was Prohibited from Increasing the Allowable Amounts of Short Sales

Plaintiff alleges that Section 13(a)(3) of the ICA[26] was violated because the Trust exceeded the percentage limit of short sales set forth in the Fund Prospectus. Pl. Brief at 5. While the January 16, 1996 registration statement does indicate that short sales were limited to 25% of the value of TCF's total assets (ER Tab 1 at 9), Plaintiff offers no support for its conclusory allegation that the 25% limit was a "fundamental restriction." Indeed, Plaintiff notes that TCF's fundamental restrictions requiring shareholder approval are set forth in the SAI, but conspicuously fails to allege that those restrictions say anything about the permissible percentage of short sales. In reality, the SAI's fundamental restrictions do not mention any percentage limitation on TCF's short sales. *See* SER Tab 6 at 49-51 (Dec. 1996 SAI at B15-17).

The law is clear that unless a policy is specifically identified as "fundamental" or changeable only with shareholder approval, deviation does not give rise to a claim under Section 13(a)(3). *See Karpus v. Hyperion Capital*

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[26] Section 13(a)(3) of the ICA provides, in pertinent part, that an investment company may not, "deviate from any investment policy which is changeable only if authorized by shareholder vote, or deviate from any policy [designated as fundamental] . . . ."

Management, Inc. [1996 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 99,366 (S.D.N.Y. Nov. 18, 1996); *Krouner v. American Heritage Fund, Inc.*, 899 F. Supp. 142, 148-49 (S.D.N.Y. 1995). Thus, in *Karpus,* the court refused to accept plaintiff's characterization of a particular investment policy as "fundamental" where the language of the prospectus did not support such an interpretation. ¶ 99,366, at 96,307-08.

Plaintiff did not – and cannot – allege facts showing that TCF's practice of limiting short sales to 25% of its assets was a restriction changeable only with shareholder authorization. To the contrary, the Fund Prospectus and SAI establish unequivocally that it was not, inasmuch as increasing the allowable short sales to 40% did not require shareholder approval. Moreover, not only does the SAI's list of fundamental restrictions omit any mention of a percentage limitation, but it *expressly states* that any investment policy not designed as fundamental may be changed at any time by the Trustees.[27]

Despite such clear language, Plaintiff argued below that because TCF's short sale strategy is discussed in a section of the Prospectus entitled "Other Investment Practices and Risk Considerations," and not under some section where it would be characterized as a "policy" or "objective," the short sale strategy therefore must be a fundamental restriction. Such semantic contortions violate both common sense and governing legal principles. In determining whether a

[27] After specifically identifying the fundamental restrictions, the SAI reiterates that, "Except for the investment restrictions listed above as fundamental or to the extent designated as such in a Prospectus, the *other investment policies* described in this Statement or in the Prospectus *are not fundamental and may be changed by approval of the Trustees*." SER Tab 6 at 52 (Dec. 1996 SAI at B18) (emphasis added).

policy is designated as "fundamental" or changeable only upon shareholder approval, courts must not indulge illogical or unreasonable interpretations. *See Karpus*, ¶ 99,366, at 96,307 (rejecting plaintiff's proffered interpretation of Prospectus after "rigorous scrutiny," and noting that "[t]he protection of the [1940 Act] does not extend to those who invest money without carefully reading the registration statement"). Despite its efforts to confuse the issue, Plaintiff is unable to explain away two crucial facts: (i) the SAI lists TCF's fundamental restrictions; and (ii) that list makes no mention of a percentage limitation on short sales. Accordingly, there can be no claim under Section 13(a)(3) for increasing the allowable amount of short sales without shareholder approval. *See Krouner*, 899 F. Supp. at 148-49 (dismissing claim where the investment policy in question was "[n]owhere included in [the] list" of policies changeable only by shareholder vote). Dismissal of the action on this ground is therefore appropriate.

b. Plaintiff Has Failed to Show Any Violation of the Prohibition Against Borrowing or Issuance of Senior Securities

Plaintiff contends that TCF's increased short sales constituted the improper issuance of senior securities in violation of Sections 13(a)(2) and 18(f), and violated the 300% asset coverage ratio set forth in Section 18(f). ER Tab 1 at 12-13. However, the Complaint does not contain any allegations to support that theory.

The purpose of the ICA's restrictions on senior securities and other borrowing is to ensure that investment companies do not unduly leverage their portfolios. Such transactions can magnify the potential for gain or loss on monies

invested, even though the investment company's net assets remain the same. *See* SEC Release No. IC-10666, 1979 WL 22127, at *4 (Apr. 18, 1979) (hereafter, "Rel. No. IC-10666").

The SEC has made clear that leverage-creating transactions, such as short sales, will not run afoul of the ICA "if the investment company 'covers' the senior security by establishing and maintaining certain 'segregated accounts.'" Rel. No. IC-10666 at *8.[28] In Release No. IC-10666, the SEC explained that such segregated accounts "would limit the investment company's risk of loss," and "function as a practical limit on the amount of leverage which the investment company may undertake and on the potential increase in the speculative character of its outstanding common stock." *Id.* In sum, the proper maintenance of such segregated accounts acts to collateralize an investment company's short sales, avoids the problems the statute was designed to prevent, and provides a "safe harbor" for investment companies engaging in short sales or similar leverage-creating transactions.

Subsequent to Release No. IC-10666, the SEC has developed certain segregation requirements. For short sales, a fund should establish a segregated account with cash or certain liquid assets that, when added to the amounts deposited with a futures commission merchant or a broker as margin, equal the

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[28] The Supreme Court has explained that the SEC is the "agency charged with administration of the [ICA]," and accordingly its interpretation of the statutory provisions is entitled to "considerable weight." *United States v. National Ass'n of Sec. Dealers, Inc.*, 422 U.S. 694, 719 (1975), *aff'd in part, rev'd in part, Haddad v. Crosby Corp.*, 533 F.2d 1247 (1976); *see also United States v. Elliott*, 62 F.3d 1304, 1310 (11th Cir. 1995), *cert. denied sub nom.*, 519 U.S. 859 (1996) (explaining that "an SEC release is entitled to great weight").

market value of the instruments or currency underlying the short sales. *See Dreyfus Strategic Investing* (SEC No-Action Letter, June 22, 1987), 1987 WL 108242. Thus, in *Dreyfus*, the SEC stated that:

> We agree that, if a fund meets the segregation requirements [established by the SEC], a 'senior security' would not be present and, therefore, the 300-percent asset-coverage requirement of Section 18(f) would not apply. In addition, if a fund has 'covered' positions so as to eliminate any potential leveraging, as described above, the 300-percent asset-coverage requirement of Section 18(f) would not apply.

1987 WL 108242 at *8. *See also Merrill Lynch Asset Management, L.P.* (SEC No-Action Letter, July 2, 1996), 1996 WL 429027 at *5 ("[t]o avoid the creation of a senior security, and thus to avoid a violation of Section 18(f), a Fund may establish a segregated account to limit the amount of potential leverage inherent in the Senior Securities Transactions, in accordance with positions previously taken by the Commission and the Staff"); *Robertson, Stephens Investment Trust* (SEC No-Action Letter, Aug. 24, 1995), 1995 WL 518782 (confirming SEC staff would not recommend action under Section 18(f) if a fund engaging in short selling maintained a segregated account on the books of its custodian that, when combined with the amount of collateral deposited with the broker in connection with the short sale, equals the current market value of the security sold short).

In discussing TCF's short sales, the SAI (which is incorporated by reference in the Fund Prospectus) explains that:

> All short sales must be fully collateralized. The Fund maintains the collateral in a segregated account consisting of cash and/or U.S.

government securities sufficient to collateralize its obligation on the short positions.[29]

Thus, it is not surprising that the Complaint does not allege a single fact demonstrating that TCF's short sales were not collateralized in accordance with SEC requirements. In the absence of any such allegations, Plaintiff's claims for violations of Sections 13(a)(2) and 18(f) are fatally flawed.

c. Plaintiff Has Not Alleged the Requisite Loss Causation

A claim does not arise under federal law unless there is a causal relationship between an alleged violation of federal law and the injury that is the basis of the claim. *See Omni Fin. Corp. v. Cohen*, No. 91 Civ. 6837 (RO)(THK), 1994 WL 97125, at *7 (S.D.N.Y. Mar. 22, 1994) (granting motion to dismiss ICA claim, because Plaintiff failed to adequately plead that the purported violation of the Act caused the complained of injury); *Hoover v. Allen*, 241 F. Supp. 213, 230-33 (S.D.N.Y. 1965) (same); *In re Nuveen Fund Litig.*, No. 94 C 360, 1996 WL 328006, at *8 (N.D. Ill. June 11, 1996) (holding that "causation is a required element of a private claim under § 34(b)" of the ICA). In this case, the Complaint contains no facts establishing that the alleged violations of the ICA caused TCF's losses.

Plaintiff alleged that TCF traditionally limited short sales to no more than 25% of its assets (ER Tab 1 at 8), and that this allowable amount was increased to 40% in April 1997 (*id.*). Plaintiff then states that TCF suffered serious

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[29] SER Tab 6 at 169 (TCF Financial Statement at 25, attached to the SAI dated April 1, 1997 (Welch Decl., Ex. D).)

losses during these periods. *Id.* at 6. But Plaintiff offers no causal connection whatsoever between the diminution in value of TCF shares and the increased level of short sales.

Plaintiff concedes that TCF was permitted to engage in short sales up to 25% of the value of the Fund's total assets. *Id.* at 5. The issue is whether TCF could properly exceed that level. *Id.* at 6. Thus, it is not enough for Plaintiff to contend that TCF's short sales resulted in losses during 1997. Rather, Plaintiff must show that such losses were attributable to the allegedly improper *increase* in short sales (*i.e.,* that the short sales above the 25% threshold caused the losses for which recovery is sought). Plaintiff has completely failed to allege such facts, which dooms the ICA claims. *See Omni Fin. Corp.*, 1994 WL 97125 at *7.

d. The 1940 Act Claims Are Time-Barred On Their Face

Because there is no express right of action under Sections 13(a) and 18, there is no statutorily prescribed limitation period. Following the rationale of *Lampf, Pleva, Lipkind, Prupis & Petigrow v. Gilbertson*, 501 U.S. 350, 363 (1991), which held that claims under Section 10(b) of the Securities Exchange Act of 1934 are subject to a uniform federal statute of limitations, courts have held that ICA claims must be brought within: (1) one year of the date on which the facts underlying the violation were, or should have been, discovered; and (2) in no event more than three years from the alleged violation. *See, e.g., Friedlob v. Trustees of Alpine Mut. Fund Trust*, 905 F. Supp. 843, 855 (D. Colo. 1995); *Blatt*, 916 F. Supp. at 1357-58.

By May 1997, TCF had clearly and publicly disclosed its revised short sale policy – the very crux of Plaintiff's claims in this action. A reasonable

investor who believed that this new strategy was improper would either have knowledge of a purported claim, or would have been put on notice that something might be amiss. *See Seidel v. Lee*, 954 F. Supp. 810, 817 (D. Del. 1996) (in finding state-law claims by a mutual fund investor time-barred, the court explained that statements in various public documents, including SEC filings, proxy statements and quarterly reports, "could have provided Plaintiff with adequate notice of any alleged misconduct by Defendants"). Regardless of whether Plaintiff actually reviewed those disclosures at that time, TCF's statements were sufficient to constitute notice of the alleged misconduct and begin running the one-year limitation period on Plaintiff's claims.[30]

e. Plaintiff Failed to Allege Any Facts Demonstrating the Requisite Control by Any of the Named Defendants, or Other Basis for Liability on their Part

There is substantial question as to whether any of the named Defendants could be liable under Sections 13 and 18 of the ICA. The language of Section 13(a) merely makes it unlawful for an *investment company* to engage in the practices specified therein. Thus, in considering a claim under Section 13(a)(3), the *Krouner* court noted:

> on its face [the section] imposes liability upon registered investment companies but not upon corporate officers or other types of companies . . . . The Fund is the only defendant which is such a company.

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[30] In *Berry v. Valence*, 175 F.3d 699 (9th Cir. 1999), the Court declined to hold whether actual knowledge or inquiry notice was the relevant standard for claims under Section 10(b), although it noted that every circuit court since *Lampf* opted for inquiry notice. *Id.* at 704. However, even under the actual knowledge standard, the court noted that knowledge of public information may be imputed to shareholders. *Id.* at 703 n.4.

899 F. Supp. at 149 n.4. Accordingly, the most reasonable interpretation of the statutory language is that no Defendant other than an investment company (and none of the Defendants named here is an investment company) could even face a claim under Section 13(a).[31]

The language of Section 18(f) is comparable. It states that, "[i]t shall be unlawful for any *registered open-end company*" to engage in certain conduct, including issuance of senior securities. (Emphasis added.) Again, the statute contemplates that, at most, only an investment company could be liable under this section.

Assuming *arguendo* that the statute could be read to extend to parties other than investment companies, Plaintiff has still failed to set forth the factual basis for any such claim. Plaintiff made the conclusory assertion in the Complaint that the Defendants (in unspecified ways) somehow "controlled and participated in" TCF's "investment decisions." ER Tab 1 at 10. On appeal, Plaintiff offers no explanation whatsoever and, in fact, Plaintiff never so much as refers in its appellate brief to the Defendants noticed and listed in the caption of the appellate brief (referring exclusively to the Trust). Conspicuously lacking is any explanation as to the role each Defendant supposedly had in the *acts which purportedly give rise to this action.*

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[31] Defendants recognize that several courts have allowed Section 13(a) claims to proceed against defendants other than investment companies. *See, e.g., Blatt*, 916 F. Supp. at 1357-58 (discussing liability of individual officer of fund); *Lasker v. Burks*, 567 F.2d 1208 (derivative action alleging violation of Section 13(a) by directors and registered investment advisors), *rev'd on other grounds*, 441 U.S. 471 (1979). However, in none of those cases does it appear that the parties raised the issue of whether the statute imposed liability on anyone other than a registered investment company.

For example, Plaintiff does not provide any explanation for naming Robertson, Stephens & Company LLC as a Defendant. As noted above, Robertson, Stephens & Company LLC was a broker-dealer which merely acted as the Trust's distributor. It has no conceivable connection to TCF's revised short sale policy or any of the other matters alleged in the Complaint.

Just as baffling is Plaintiff's decision to name Robertson, Stephens Investment Management, Inc. as a Defendant. That entity acted as investment adviser to a completely different fund, the Emerging Growth Fund. *See* Apr. 1997 Prospectus at 18. There is no allegation that Robertson, Stephens Investment Management, Inc. had anything to do with TCF, much less the acts which purportedly violated the ICA.

Indeed, the Complaint contains no allegation of acts undertaken by Mr. Stephens, Mr. Hecht or any of the other Defendants which would make them liable for the alleged violations of Sections 13 or 18. Nor does the appellate brief make reference to improper acts by either individual Defendant. In light of its complete failure to allege facts demonstrating culpable conduct by these various Defendants, Plaintiff's Complaint is subject to dismissal.

VII. CONCLUSION

Based on the foregoing, Defendants respectfully request that the judgment of the District Court be affirmed in all respects.

Dated: September 27, 1999

Respectfully submitted,

TOWER C. SNOW, JR.
KEVIN P. MUCK
ISABEL M. TRAUGOTT
BROBECK, PHLEGER & HARRISON LLP



By____________________________
Isabel M. Traugott
Attorneys for Defendants-Appellees

SFRLIB1\IMT\5270708.01(34YWK01!.DOC)

CERTIFICATION OF COMPLIANCE WITH FED. R. APP. P. 32(A)(7)(C) AND NINTH CIRCUIT RULE 32-1

I certify that, pursuant to Fed. R. App. P. 32(a)(7)(C) and Ninth Circuit Rule 32-1, the attached Defendants-Appellees' Brief is proportionately spaced, has a typeface of 14 points (Times New Roman) and contains 11,468 words.

Dated: September 27, 1999



Isabel M. Traugott

SFRLIB1\IMT\5270708.01(34YWK01!.DOC)

STATEMENT OF RELATED CASES

Defendants-Appellees are not aware of any related case, within the meaning of Ninth Circuit Rule 28-2.6, pending in this Court.

Dated: September 27, 1999



Isabel M. Traugott

SFRLIB1\IMT\5270708.01(34YWK01!.DOC)

UNITED STATES CODE ANNOTATED
TITLE 15. COMMERCE AND TRADE
CHAPTER 2D--INVESTMENT COMPANIES AND ADVISERS
SUBCHAPTER I--INVESTMENT COMPANIES

Current through P.L. 106-38, approved 7-22-1999

§ 80a-13. Changes in investment policy

(a) No registered investment company shall, unless authorized by the vote of a majority of its outstanding voting securities--

(1) change its subclassification as defined in section 80a-5(a)(1) and (2) of this title or its subclassification from a diversified to a non-diversified company;

(2) borrow money, issue senior securities, underwrite securities issued by other persons, purchase or sell real estate or commodities or make loans to other persons, except in each case in accordance with the recitals of policy contained in its registration statement in respect thereto;

(3) deviate from its policy in respect of concentration of investments in any particular industry or group of industries as recited in its registration statement, deviate from any investment policy which is changeable only if authorized by shareholder vote, or deviate from any policy recited in its registration statement pursuant to section 80a-8(b)(3) of this title; or

(4) change the nature of its business so as to cease to be an investment company.

(b) In the case of a common-law trust of the character described in section 80a-16(c) of this title, either written approval by holders of a majority of the outstanding shares of beneficial interest or the vote of a majority of such outstanding shares cast in person or by proxy at a meeting called for the purpose shall for the purposes of subsection (a) of this section be deemed the equivalent of the vote of a majority of the outstanding voting securities, and the provisions of paragraph (42) of section 80a-2(a) of this title as to a majority shall be applicable to the vote cast at such a meeting.

CREDIT(S)

1997 Main Volume

(Aug. 22, 1940, c. 686, Title I, § 13, 54 Stat. 811; Dec. 14, 1970, Pub.L. 91- 547, §§ 2(b), 3(d), 84 Stat. 1414, 1415; June 4, 1975, Pub.L. 94-29, § 28(4), 89 Stat. 165.)

<General Materials (GM) - References, Annotations, or Tables>

HISTORICAL AND STATUTORY NOTES

Revision Notes and Legislative Reports

1970 Acts. Senate Report No. 91-184 and Conference Report No. 91-1631, see 1970 U.S. Code Cong. and Adm. News, p. 4897.

1975 Acts. Senate Report No. 94-75 and House Conference Report No. 94-229, see 1975 U.S. Code Cong. and

Adm. News, p. 179.

Amendments

1975 Amendments. Subsec. (b). Pub.L. 94-29 substituted "section 80a-16(c) of this title" for "subsection (b) of section 80a-16 of this title".

1970 Amendments. Subsec. (a)(3). Pub.L. 91-547 § 3(d), prohibited deviation from any investment policy which is changeable only if authorized by shareholder vote, substituted "section 80a-8(b)(3)" for "section 80a-8(b)(2)", and in the latter deviation provision deleted "fundamental" preceding "policy".

Subsec. (b). Pub.L. 91-547, § 2(b), substituted reference to "paragraph (42)" for "paragraph (40)".

Effective Dates

1975 Acts. Amendment by Pub.L. 94-29 effective June 4, 1975, see § 31(a) of Pub.L. 94-29, set out as a note under section 78b of this title.

1970 Acts. Amendment by Pub.L. 91-547 effective Dec. 14, 1970, see § 30 of Pub.L. 91-547, set out as a note under section 80a-52 of this title.

LIBRARY REFERENCES

American Digest System

Investment company regulation in general, see Securities Regulation ⚷211 et seq.

Encyclopedias

Investment company regulation in general, see C.J.S. Securities Regulation and Commodity Futures Trading Regulation § 332 et seq.

NOTES OF DECISIONS

Abnormal or adverse economic conditions 5
Complaint 7
Discretion of trustees 2
Fundamental policies 4
Private right of action 1
Registration statement or prospectus 3
Subsequent authorization 6

1. Private right of action

Private right of action exists under section of Investment Company Act providing that investment company shall not, unless authorized by majority vote, deviate from any investment policy recited in registration statement. Blatt v. Merrill Lynch, Pierce, Fenner & Smith Inc., D.N.J.1996, 916 F.Supp. 1343.

No implied private right of action exists under Investment Company Act section providing no registered investment company shall, unless authorized by vote of majority of outstanding voting securities, change nature of business so as to cease to be investment company or under section governing filing of reorganization plan and other information. Potomac Capital Markets Corp. v. Prudential-Bache Corporate Dividend Fund, Inc., S.D.N.Y.1990, 746 F.Supp. 372.

Private cause of action does not exist for alleged violation of Investment Company Act section providing that no registered investment company shall, unless authorized by vote of majority of outstanding voting securities, change nature of business so as to cease to be investment company or under Act's section governing filing of reorganization plan and other information. Potomac Capital Markets Corp. v. Prudential-Bache Corporate

Dividend Fund, Inc., S.D.N.Y.1989, 726 F.Supp. 87.

2. Discretion of trustees

Fact that trustee reserved right to cause investment company to go outside of the expressed limitations on its investments if trustee deemed such action to be in the best interests of the company did not give trustee unfettered discretion to allow such investments and allegation that majority stockholders of company caused it to go outside of the limitations without authorization by shareholders and that such action was not in the best interest of the company sufficiently alleged violation of this section requiring authorization by shareholder for such actions. Monheit v. Carter, S.D.N.Y.1974, 376 F.Supp. 334.

3. Registration statement or prospectus

Under this section, only relevant policies are those contained in registration's statement and the prospectus is immaterial. Green v. Brown, S.D.N.Y.1967, 276 F.Supp. 753.

4. Fundamental policies

This section to effect that no registered investment company shall, unless authorized by vote of majority of its outstanding voting securities, deviate from any fundamental policy recited in its registration statement is not violated by failure to observe a policy which is not otherwise specified in this section and which registrant has refrained from characterizing as fundamental in its registration statement. Green v. Brown, S.D.N.Y.1967, 276 F.Supp. 753.

5. Abnormal or adverse economic conditions

Genuine issues of material fact existed as to whether economic conditions were abnormal or adverse so as to permit investment company's decision to deviate from its policy, precluding summary judgment in action brought by shareholders under Investment Company Act. Potomac Capital Markets Corp. v. Prudential- Bache Corporate Dividend Fund, Inc., S.D.N.Y.1989, 726 F.Supp. 87.

6. Subsequent authorization

Subsequent authorization, by shareholder vote, of departure from investment company's registration statement is not sufficient to expunge violation of this section requiring majority vote before the investment company may deviate from the statement. Monheit v. Carter, S.D.N.Y.1974, 376 F.Supp. 334.

7. Complaint

Complaint which merely alleged that investment company had "commenced to change the nature of its business so as to cease to be an investment company" and which did not specifically allege that the company had ceased to be an investment company did not allege violation of this section requiring majority vote of outstanding voting securities before investment company may change nature of its business. Monheit v. Carter, S.D.N.Y.1974, 376 F.Supp. 334.

15 U.S.C.A. § 80a-13

15 USCA § 80a-13

END OF DOCUMENT

UNITED STATES CODE ANNOTATED
TITLE 15. COMMERCE AND TRADE
CHAPTER 2D--INVESTMENT COMPANIES AND ADVISERS
SUBCHAPTER I--INVESTMENT COMPANIES

Current through P.L. 106-38, approved 7-22-99

§ 80a-18. Capital structure of investment companies

(a) Qualifications on issuance of senior securities

It shall be unlawful for any registered closed-end company to issue any class of senior security, or to sell any such security of which it is the issuer, unless--

(1) if such class of senior security represents an indebtedness--

(A) immediately after such issuance or sale, it will have an asset coverage of at least 300 per centum;

(B) provision is made to prohibit the declaration of any dividend (except a dividend payable in stock of the issuer), or the declaration of any other distribution, upon any class of the capital stock of such investment company, or the purchase of any such capital stock, unless, in every such case, such class of senior securities has at the time of the declaration of any such dividend or distribution or at the time of any such purchase an asset coverage of at least 300 per centum after deducting the amount of such dividend, distribution, or purchase price, as the case may be, except that dividends may be declared upon any preferred stock if such senior security representing indebtedness has an asset coverage of at least 200 per centum at the time of declaration thereof after deducting the amount of such dividend; and

(C) provision is made either--

(i) that, if on the last business day of each of twelve consecutive calendar months such class of senior securities shall have an asset coverage of less than 100 per centum, the holders of such securities voting as a class shall be entitled to elect at least a majority of the members of the board of directors of such registered company, such voting right to continue until such class of senior security shall have an asset coverage of 110 per centum or more on the last business day of each of three consecutive calendar months, or

(ii) that, if on the last business day of each of twenty-four consecutive calendar months such class of senior securities shall have an asset coverage of less than 100 per centum, an event of default shall be deemed to have occurred;

(2) if such class of senior security is a stock--

(A) immediately after such issuance or sale it will have an asset coverage of at least 200 per centum;

(B) provision is made to prohibit the declaration of any dividend (except a dividend payable in common stock of the issuer), or the declaration of any other distribution, upon the common stock of such investment company, or the purchase of any such common stock, unless in every such case such class of senior security has at the time of the declaration of any such dividend or distribution or at the time of any such purchase an asset coverage of at least 200 per centum after deducting the amount of such dividend, distribution or purchase price, as the case may be;

(C) provision is made to entitle the holders of such senior securities, voting as a class, to elect at least two directors at all times, and, subject to the prior rights, if any, of the holders of any other class of senior securities outstanding, to elect a majority of the directors if at any time dividends on such class of securities shall be unpaid in an amount equal to two full years' dividends on such securities, and to continue to be so represented until all dividends in arrears shall have been paid or otherwise provided for;

(D) provision is made requiring approval by the vote of a majority of such securities, voting as a class, of any plan of reorganization adversely affecting such securities or of any action requiring a vote of security holders as in section 80a-13(a) of this title provided; and

(E) such class of stock shall have complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.

(b) Asset coverage in respect of senior securities

The asset coverage in respect of a senior security provided for in subsection (a) of this section may be determined on the basis of values calculated as of a time within forty-eight hours (not including Sundays or holidays) next preceding the time of such determination. The time of issue or sale shall, in the case of an offering of such securities to existing stockholders of the issuer, be deemed to be the first date on which such offering is made, and in all other cases shall be deemed to be the time as of which a firm commitment to issue or sell and to take or purchase such securities shall be made.

(c) Prohibitions relating to issuance of senior securities

Notwithstanding the provisions of subsection (a) of this section it shall be unlawful for any registered closed-end investment company to issue or sell any senior security representing indebtedness if immediately thereafter such company will have outstanding more than one class of senior security representing indebtedness, or to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of indebtedness or stock may be issued in one or more series: Provided, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends, and (2) promissory notes or other evidences of indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, shall not be deemed to be a separate class of senior securities representing indebtedness within the meaning of this subsection.

(d) Warrants and rights to subscription

It shall be unlawful for any registered management company to issue any warrant or right to subscribe to or purchase a security of which such company is the issuer, except in the form of warrants or rights to subscribe expiring not later than one hundred and twenty days after their issuance and issued exclusively and ratably to a class or classes of such company's security holders; except that any warrant may be issued in exchange for outstanding warrants in connection with a plan of reorganization.

(e) Application of section to specific senior securities

The provisions of this section shall not apply to any senior securities issued or sold by any registered closed-end company--

(1) for the purpose of refunding through payment, purchase, redemption, retirement, or exchange, any senior security of such registered investment company except that no senior security representing indebtedness shall be so issued or sold for the purpose of refunding any senior security which is a stock; or

(2) pursuant to any plan of reorganization (other than for refunding as referred to in paragraph (1) of this subsection), provided--

(A) that such senior securities are issued or sold for the purpose of substituting or exchanging such senior securities for outstanding senior securities, and if such senior securities represent indebtedness they are issued or sold for the purpose of substituting or exchanging such senior securities for outstanding senior securities representing indebtedness, of any registered investment company which is a party to such plan of reorganization; or

(B) that the total amount of such senior securities so issued or sold pursuant to such plan does not exceed the total amount of senior securities of all the companies which are parties to such plan, and the total amount of senior securities representing indebtedness so issued or sold pursuant to such plan does not exceed the total amount of senior securities representing indebtedness of all such companies, or, alternatively, the total amount of such senior securities so issued or sold pursuant to such plan does not have the effect of increasing the ratio of senior securities representing indebtedness to the securities representing stock or the ratio of senior securities representing stock to securities junior thereto when compared with such ratios as they existed before such reorganization.

(f) Senior securities securing loans from bank; securities not included in "senior security"

(1) It shall be unlawful for any registered open-end company to issue any class of senior security or to sell any senior security of which it is the issuer, except that any such registered company shall be permitted to borrow from any bank: Provided, That immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company: And provided further, That in the event that such asset coverage shall at any time fall below 300 per centum such registered company shall, within three days thereafter (not including Sundays and holidays) or such longer period as the Commission may prescribe by rules and regulations, reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300 per centum.

(2) "Senior security" shall not, in the case of a registered open-end company, include a class or classes or a number of series of preferred or special stock each of which is preferred over all other classes or series in respect of assets specifically allocated to that class or series: Provided, That (A) such company has outstanding no class or series of stock which is not so preferred over all other classes or series, or (B) the only other outstanding class of the issuer's stock consists of a common stock upon which no dividend (other than a liquidating dividend) is permitted to be paid and which in the aggregate represents not more than one-half of 1 per centum of the issuer's outstanding voting securities. For the purpose of insuring fair and equitable treatment of the holders of the outstanding voting securities of each class or series of stock of such company, the Commission may by rule, regulation, or order direct that any matter required to be submitted to the holders of the outstanding voting securities of such company shall not be deemed to have been effectively acted upon unless approved by the holders of such percentage (not exceeding a majority) of the outstanding voting securities of each class or series of stock affected by such matter as shall be prescribed in such rule, regulation, or order.

(g) "Senior security" defined

Unless otherwise provided: "Senior security" means any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends; and "senior security representing indebtedness" means any senior security other than stock.

The term "senior security", when used in subparagraphs (B) and (C) of paragraph (1) of subsection (a) of this section, shall not include any promissory note or other evidence of indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed; nor shall such term, when used in this section, include any such promissory note or other

evidence of indebtedness in any case where such a loan is for temporary purposes only and in an amount not exceeding 5 per centum of the value of the total assets of the issuer at the time when the loan is made. A loan shall be presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed; otherwise it shall be presumed not to be for temporary purposes. Any such presumption may be rebutted by evidence.

(h) "Asset coverage" defined

"Asset coverage" of a class of senior security representing an indebtedness of an issuer means the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. "Asset coverage" of a class of senior security of an issuer which is a stock means the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer plus the aggregate of the involuntary liquidation preference of such class of senior security which is a stock. The involuntary liquidation preference of a class of senior security which is a stock shall be deemed to mean the amount to which such class of senior security would be entitled on involuntary liquidation of the issuer in preference to a security junior to it.

(i) Future issuance of stock as voting stock; exceptions

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company (except a common-law trust of the character described in section 80a- 16(c) of this title) shall be a voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply to shares issued pursuant to the terms of any warrant or subscription right outstanding on March 15, 1940, or any firm contract entered into before March 15, 1940, to purchase such securities from such company nor to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

(j) Securities issued by registered face-amount certificate company

Notwithstanding any provision of this subchapter, it shall be unlawful, after August 22, 1940, for any registered face-amount certificate company--

(1) to issue, except in accordance with such rules, regulations, or orders as the Commission may prescribe in the public interest or as necessary or appropriate for the protection of investors, any security other than (A) a face-amount certificate; (B) a common stock having a par value and being without preference as to dividends or distributions and having at least equal voting rights with any outstanding security of such company; or (C) short-term payment or promissory notes or other indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged and not intended to be publicly offered;

(2) if such company has outstanding any security, other than such face-amount certificates, common stock, promissory notes, or other evidence of indebtedness, to make any distribution or declare or pay any dividend on any capital security in contravention of such rules and regulations or orders as the Commission may prescribe in the public interest or as necessary or appropriate for the protection of investors or to insure the financial integrity of such company, to prevent the impairment of the company's ability to meet its obligations upon its face-amount certificates; or

(3) to issue any of its securities except for cash or securities including securities of which such company is the issuer.

(k) Application of section to companies operating under Small Business Investment Act provisions

The provisions of subparagraphs (A) and (B) of paragraph (1) of subsection (a) of this section shall not apply to

investment companies operating under the Small Business Investment Act of 1958 [15 U.S.C.A. § 661 et seq.], and the provisions of paragraph (2) of said subsection shall not apply to such companies so long as such class of senior security shall be held or guaranteed by the Small Business Administration.

CREDIT(S)

1997 Main Volume

(Aug. 22, 1940, c. 686, Title I, § 18, 54 Stat. 817; Aug. 21, 1958, Pub.L. 85- 699, Title III, § 307(c), 72 Stat. 694; Dec. 14, 1970, Pub.L. 91-547, § 10, 84 Stat. 1421; Aug. 21, 1958, Pub.L. 85-699, Title III, § 317, formerly § 319, as added Oct. 27, 1972, Pub.L. 92-595, § 2(g), 86 Stat. 1316, and renumbered § 317, Sept. 30, 1996, Pub.L. 104-208, Div. D, Title II, § 208(h)(1)(E), 110 Stat. 3009-___; June 4, 1975, Pub.L. 94-29, § 28(4), 89 Stat. 165; Dec. 4, 1987, Pub.L. 100-181, Title VI, § 613, 101 Stat. 1261.)

1999 Pocket Part

(As amended Nov. 3, 1998, Pub.L. 105-353, Title III, § 301(c)(4), 112 Stat. 3236.)

<General Materials (GM) - References, Annotations, or Tables>

HISTORICAL AND STATUTORY NOTES

Revision Notes and Legislative Reports

1958 Acts. House Report No. 2060 and Conference Report No. 2492, see 1958 U.S. Code Cong. and Adm. News, p. 3678.

1970 Acts. Senate Report No. 91-184 and Conference Report No. 91-1631, see 1970 U.S. Code Cong. and Adm. News, p. 4897.

1972 Acts. House Report No. 92-1428, see 1972 U.S. Code Cong. and Adm. News, p. 4929.

1975 Acts. Senate Report No. 94-75 and House Conference Report No. 94-229, see 1975 U.S. Code Cong. and Adm. News, p. 179.

1987 Acts. Senate Report No. 100-105, see 1987 U.S. Code Cong. and Adm. News, p. 2089.

References in Text

The Small Business Investment Act of 1958, referred to in subsec. (k), is Pub.L. 85-699, Aug. 21, 1958, 72 Stat. 689, which is classified principally to chapter 14B (§ 661 et seq.) of this title. For complete classification of this Act to the Code, see Short Title note under section 661 of this title and Tables.

Amendments

1998 Amendments. Subsec. (e)(2). Pub.L. 105-353, § 301(c)(4), struck out "subsection (e)(2)" and inserted "paragraph (1) of this subsection".

1987 Amendments. Subsec. (e)(1). Pub.L. 100-181 struck out par. (1) which made this section inapplicable to any senior securities issued or sold by any registered closed-end company pursuant to any firm contract to purchase or sell entered into prior to Mar. 15, 1940; and redesignated former par. (2) as (1).

Subsec. (e)(2). Pub.L. 100-181 redesignated former par. (2) as (1) and former par. (3) as (2).

Subsec. (e)(3). Pub.L. 100-181 redesignated former par. (3) as (2).

1975 Amendments. Subsec. (i). Pub.L. 94-29 substituted "section 80a-16(c) of this title" for "section 80a-16(b) of this title".

1972 Amendments. Subsec. (k). Section 319 of Pub.L. 85-699, as added by Pub.L. 92-595, added provision that subsec. (a)(2) shall not apply to companies operating under the Small Business Investment Act of 1958, so long as such class of senior security shall be held or guaranteed by the Small Business Administration.

1970 Amendments. Subsec. (f)(2) Pub.L. 91-547 substituted "That (A)" and "or (B) the" for "(A) That" and "or (B) that the" and added provision for purpose of insuring fair and equitable treatment of the holders of the outstanding voting securities of each class or series of stock of such company, that the Commission may by rule, regulation, or order direct that any matter required to be submitted to the holders of the outstanding voting securities of such company shall not be deemed to have been effectively acted upon unless approved by the holders of such percentage (not exceeding a majority) of the outstanding voting securities of each class or series of stock affected by such matter as shall be prescribed in such rule, regulation, or order.

1958 Amendments. Subsec. (k). Pub.L. 85-699 added subsec. (k).

Effective Dates

1996 Acts. Amendment by section 208 of Div. D of Pub.L. 104-208 effective Sept. 30, 1996, see section 208(j) of Div. D of Pub.L. 104-208, set out as a note under section 634 of this title.

1975 Acts. Amendment by Pub.L. 94-29 effective June 4, 1975, see § 31(a) of Pub.L. 94-29, set out as a note under section 78b of this title.

1970 Acts. Amendment by Pub.L. 91-547 effective Dec. 14, 1970, see § 30 of Pub.L. 91-547, set out as a note under section 80a-52 of this title.

Transfer of Functions

For transfer of functions of Securities and Exchange Commission, with certain exceptions to Chairman of such Commission, see Reorg. Plan No. 10 of 1950, §§ 1, 2 eff. May 24, 1950, 15 F.R. 3175, 64 Stat. 1265, set out under section 78d of this title.

LIBRARY REFERENCES

American Digest System


Investment company regulation in general, see Securities Regulation 211 et seq.

Encyclopedias

Investment company regulation in general, see C.J.S. Securities Regulation and Commodity Futures Trading Regulation § 332 et seq.

Law Review and Journal Commentaries

Political elements in the creation of a mutual fund industry. Mark J. Roe, 139 U.Pa.L.Rev. 1469 (1991).

Tender offer defensive tactics. A proposal for reform. Mary Siegel (1985) 36 Hastings L.J. 377.

15 U.S.C.A. § 80a-18

15 USCA § 80a-18

END OF DOCUMENT

CERTIFICATE OF SERVICE

I, JoAnn Beall, declare:

I am and was at the time of the service mentioned in this declaration, employed in the County of San Francisco, California. I am over the age of 18 years and not a party to this cause. My business address is Brobeck, Phleger & Harrison LLP, Spear Street Tower, One Market, San Francisco, California 94105.

On September 27, 1999, I served a copy(ies) of the following document(s):

DEFENDANTS-APPELLEES' BRIEF

DEFENDANTS-APPELLEES' SUPPLEMENTAL EXCERPTS OF RECORD

by placing them in a sealed envelope(s) addressed as follows:

Joseph J. Tabacco, Jr., Esq.
Berman, DeValerio, Pease & Tabacco
425 California Street, Suite 2025
San Francisco, CA 94104

Two Copies (Defendants-Appellees' Brief)
One Copy (Supplemental Excerpts of Record)

Jared B. Stamell, Esq.
Stamell & Schager, LLP
One Liberty Plaza, 35th Floor
New York, NY 10006-1404

Two Copies (Defendants-Appellees' Brief)
One Copy (Supplemental Excerpts of Record)

I placed the sealed envelope(s) for collection and mailing by following the ordinary business practices of Brobeck, Phleger & Harrison LLP, San Francisco, California. I am readily familiar with Brobeck, Phleger & Harrison LLP's practice for collecting and processing of correspondence for mailing with the United States Postal Service, said practice being that, in the ordinary course of business, correspondence (with postage fully prepaid) is deposited with the United States Postal Service the same day as it is placed for collection.

On September 27, 1999, I mailed, via U.S. Mail, the Defendants-Appellees' Brief (original and 15 copies) and Defendants-Appellees' Supplemental Excerpts of Record (5 copies)

to be filed with the Clerk of the United States Court of Appeals, Ninth Circuit, P. O. Box 193939, San Francisco, California 94119.

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct, and that this declaration was executed on September 27, 1999, at San Francisco, California.



JoAnn Beall

SFRLIB1\JB7\5275969.01(352YP01!.DOC)

No. 99-15835

UNITED STATES COURT OF APPEALS

FOR THE NINTH CIRCUIT

CARY AND DENISE LAPIDUS LIVING TRUST, On Behalf of Itself and All Others Similarly Situated,

Plaintiff-Appellant,

vs.

G. RANDALL HECHT; PAUL H. STEPHENS; ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.; ROBERTSON, STEPHENS & COMPANY, INC.; and ROBERTSON, STEPHENS INVESTMENT MANAGEMENT, INC.,

Defendants-Appellees.

Appeal from a Judgment of the United States District Court
for the Northern District of California
No. C-98-030130 MMC
The Honorable Maxine M. Chesney

PLAINTIFF-APPELLANT'S REPLY BRIEF

Joseph J. Tabacco, Jr.
Berman, DeValerio, Pease & Tabacco, P.C.
425 California Street, Suite 2025
San Francisco, CA 94104
Telephone: (415) 433-3200

Jared B. Stamell
Stamell & Schager, LLP
One Liberty Plaza, 35th Floor
New York, NY 10006-1404
Telephone: (212) 566-4047

Attorneys for Plaintiff-Appellant
[Additional counsel appear on signature page]

TABLE OF CONTENTS

SUMMARY 1

I. PLAINTIFF PROPERLY ASSERTS DIRECT CLAIMS CREATED UNDER A FEDERAL STATUTE TO PROTECT INVESTMENT COMPANY SHAREHOLDERS. 2

A. The Proper Analysis Is Whether The ICA Created Rights That Shareholders May Enforce. 2

B. The Claims Are Direct Because Plaintiff Claims Injury........... 6
To Shareholder Voting And Other Statutory Rights. 6

II. THE DISTRICT COURT ERRONEOUSLY RULED THAT SUITS FOR VIOLATIONS OF ICA §§ 13(a) AND 18(f) MUST BE ASSERTED DERIVATIVELY. 9

A. The Right To Vote And Protection From Excessive Leverage Were Created To Protect Shareholders 9

III. EVEN IF THIS COURT APPLIES STATE LAW SPECIAL INJURY ANALYSIS, SPECIAL INJURY EXISTS. 13

IV. DEFENDANTS' "KITCHEN SINK" ARGUMENTS RAISE MIXED ISSUES OF LAW AND FACT BETTER ADDRESSED BY THE DISTRICT COURT ON REMAND. THEY ALSO LACK MERIT. 18

A. Deviating From The Restriction On Short-Sales Required Shareholder Authorization. 18

B. No-Action Letters State Only The SEC Staff's Enforcement Intentions And Do Not Insulate Defendants From Liability.... 20

C. Plaintiffs Adequately Plead Loss Causation. 23

D. Merely Filing A Document With The SEC Does Not Place Investors On Notice Of A Claim. 24

E. ICA § 48(a) Imposes Control Person Liability. 26

CONCLUSION 28

TABLE OF AUTHORITIES

CASES:

Advanced Mining Systems, Inc. v. Fricke,
1991 Del. Ch. LEXIS 199 (Nov. 26, 1991) 15

Blasberg v. Oxbow Power Corp.,
934 F. Supp. 21 (D. Mass. 1996) 8, 16

Board of Trade v. SEC,
883 F.2d 525 (7th Cir. 1989) 23

Branch v. Ernst & Young,
1995 WL 791941 (D. Mass. Dec. 22, 1995) 8

Briskin v. Ernst & Ernst,
589 F.2d 1363 (9th Cir. 1978) 25

Burks v. Lasker,
441 U.S. 471 (1979) 2, 3, 6

Citibank, N.A. v. Data Lease Fin. Corp.,
828 F.2d 686 (11th Cir. 1987) 6

Condec Corp. v. Lunkenheimer Co.,
230 A.2d 769 (Del. Ch. 1967) 15

Daily Income Fund, Inc. v. Fox,
464 U.S. 523 (1984) 3, 4

Dowling v. Narragansett Capital Corp.,
735 F. Supp. 1105 (D. R.I. 1990) 5, 7

Green v. Nuveen Advisory Corp.,
186 F.R.D. 486 (N.D. Ill. 1999) 4

Guenther v. Cooper Life Sciences, Inc.,
1992 U.S. Dist. Lexis 22601 (N.D. Cal. Apr. 7, 1992) 25

Jerozal v. Cash Reserve Management, Inc.,
1982 WL 1363 (S.D.N.Y. Aug. 10, 1982) 27

Johnson v. Railway Express Agency,
421 U.S. 454 (1975) 3

Kamen v. Kemper Fin. Servs., Inc.,
500 U.S. 90 (1991) 2, 3, 7

Kamen v. Kemper Fin. Servs., Inc.,
908 F.2d 1338 (7th Cir. 1990),
reversed on other grounds, 500 U.S. 90 (1991) 7, 8

Karpus v. Hyperion Capital Management Inc.;
[1996 Transfer Binder] Fed. Sec. L. Rep.
(CCH) ¶99,366 (S.D. N.Y. 1996) 19

Katz v. Pels,
774 F. Supp. 121 (S.D.N.Y. 1991) 5

Kayes v. Pacific Lumber Co.,
51 F.3d 1449 (9th Cir. 1995) 4

Krouner v. American Heritage Fund, Inc.,
1996 U.S. Dist. LEXIS 9783 (S.D.N.Y. Jul. 11, 1996) 7

Krouner v. American Heritage Fund, Inc.,
1997 U.S. Dist. LEXIS 11445 (S.D.N.Y. Aug. 1, 1997) 4

Langner v. Brown,
913 F. Supp. 260 (S.D.N.Y. 1996) 5

Lessler v. Little,
857 F.2d 866 (1st Cir. 1988) 13

Lipton v. Warner Communications, Inc.,
514 A.2d 1075 (Del. 1986) 14

Mann v. Kemper Financial Co., Inc.,
618 N.E.2d 317 (Ill. App. Ct. 1992) 5, 16

Margolies v. Pope & Talbot, Inc.,
1986 Del. Ch. LEXIS 507 (1986) 14

In re ML-Lee Acquisition Fund II, L.P. Sec. Litig.,
848 F. Supp. 527 (D. Del. 1994) 5, 6, 26

New York City Employees' Retirement Sys. v. SEC,
45 F.3d 7 (2d Cir. 1995) 23

Page v. Whittendon Mfg. Co.,
97 N.E. 1006 (Mass. 1912) 15

Reifsnyder v. Pittsburgh Outdoor Advertising Co.,
173 A.2d 319 (Pa. 1961) 15

Rochelle v. Marine Midland Grace Trust Co.,
535 F.2d 523 (9th Cir. 1976) 25

Stroud v. Milliken Enterprises, Inc.,
1988 Del. Ch. LEXIS 38 (Mar. 18, 1988) 14

In re Tri-Star Pictures, Inc.,
634 A.2d 319 (Del. 1993) 13, 15

United States v Brashier,
548 F.2d 1315 (9th Cir. 1976),
cert. denied, 429 U.S. 1111 (1977) 11

Williams v. Geier,
1987 Del. Ch. LEXIS 436 (May 20, 1987) 14

Yamamoto v. Omiya,
564 F.2d 1319 (9th Cir. 1977) 5

STATUTES, RULES, AND REGULATIONS:

Code of Federal Regulations:

17 C.F.R. § 240.10(b)(5) 17

Federal Rules of Civil Procedure:

8(a)(2) 24
23.1 .... 3, 4, 6, 7

Investment Company Act of 1940:

§ 1(b) 10, 12
§ 8(b)(1) 18, 19, 20
§ 8(b)(2) 20
§ 8(b)(3) 20
§ 10(a) 5
§ 13 9
§ 13(a) .... *passim*
§ 13(a)(2) 7, 9, 10
§ 13(a)(3) 7, 9, 10, 27
§ 17(a) 5
§ 17(d) 5
§ 17(j) 5
§ 18 .... 9, 21, 22
§ 18(f) .... *passim*
§ 18(g) 21
§ 20 .... 3, 7
§ 20(a) 3
§ 29(e) 26
§ 36(a) 4, 5
§ 36(b) 4, 5, 9
§ 48 .... 5, 26, 27
§ 48(a) 26, 27

15 U.S.C. § 80a-1 1
15 U.S.C. § 80a-29 26

Other:

Guidelines for the Preparation of Form N-8B-1,
SEC Release No. 7221,
1972 SEC LEXIS 1494 (Jun. 9, 1972) 21

General Instructions to Form N1,
Fed. Sec. L. Rep. (CCH) ¶ 51,153 19

Monthly Publication of List of Significant Letters,
SEC Release No. 5691,
1976 SEC LEXIS 2145 (Mar. 17, 1976) 22

SEC Release No. 167, 1941 SEC LEXIS 1831(Jul. 23, 1941) 20

SEC Release No. 5098, 1970 SEC LEXIS 652 (Oct. 29, 1970) 23

Securities Trading Practices of Registered Investment Companies,
SEC Release No. 10666,
1979 SEC LEXIS 1744 (Apr. 18, 1976) 12, 20, 21

H.R. Rep. No. 1341, 96th Cong., 2d Sess (1980) 13

SUMMARY

Defendants acknowledge that the key issue in determining whether a claim is direct or derivative is whether the rights asserted belong to the shareholders or the corporation. Defendants are wrong, however, in contending that the district court properly applied Supreme Court standards to this inquiry by examining plaintiff's claims "in light of relevant state law." (Deft. Br. at 11.)

First, no Supreme Court case holds that state law must be applied. The Supreme Court held that, in a derivative case, state law may be applied unless it interferes with the exercise of a federal right, but reserved ruling on whether the claim really was derivative. (See, Point I, infra.) Plaintiff's standing is based on rights guaranteed by a federal statute, the Investment Company Act of 1940, 15 U.S.C. § 80a-1 et seq. (the "ICA"), and that statute determines who may enforce those rights. (See, Point II, infra.)

Second, even if state law is applied, plaintiff has standing because he has "special injury." Plaintiff's voting rights were impaired and only certain shareholders of the Trust -- and only certain shareholders of the Trust's Contrarian Fund -- were injured. Thus, plaintiff's injuries fit squarely within the "special injury" rule.

Finally, defendants' "kitchen sink" series of arguments were not addressed by the district court. They raise numerous mixed issues of law and fact and, given

reply brief word limitations, cannot be answered thoroughly. They are better addressed by the district court on remand.

I. PLAINTIFF PROPERLY ASSERTS DIRECT CLAIMS CREATED UNDER A FEDERAL STATUTE TO PROTECT INVESTMENT COMPANY SHAREHOLDERS.

A. The Proper Analysis Is Whether The ICA Created Rights That Shareholders May Enforce.

Like the district court, defendants misread the Supreme Court's opinions in *Burks v. Lasker*, 441 U.S. 471 (1979), and *Kamen v. Kemper Fin. Servs., Inc.*, 500 U.S. 90 (1991). According to defendants, these decisions hold that "state law determines whether a claim under the ICA is direct or derivative." (Deft. Br. at 11.) This is false. Those Supreme Court decisions specifically reserve ruling on the issue of whether the claims before it were properly pleaded as derivative, *Kamen,* 500 U.S. at 97 n.4; *Burks,* 441 U.S. at 474, and address instead whether federal or state law should apply if a suit is brought derivatively.

For example, in *Burks*, the Supreme Court "assum[ed] existence of derivative action under [the] ICA for purposes of determining power of independent directors to terminate suit." *Kamen*, 500 U.S. at 97 n.4 (explaining *Burks*). The Court's holding - that in a derivative suit, federal courts will look to state law "unless the state laws permit action prohibited by the Acts, or unless 'their application would be inconsistent with the federal policy underlying the cause of action'" – applied to the issue of whether the corporation's disinterested

directors could terminate a derivative suit brought under the ICA. *Burks*, 441 U.S. at 479, quoting, *Johnson v. Railway Express Agency,* 421 U.S. 454, 465 (1975). Nothing in the decision suggests that state law should apply to derivative or direct standing under the ICA.

As the Supreme Court explained in *Kamen,* it has "never addressed the question whether § 20(a) [of the ICA] creates a shareholder cause of action, either direct or derivative." 500 U.S. at 97 n.4 (emphasis added). Instead, since the plaintiff there had asserted a derivative claim that defendants issued misleading proxy statements in violation of ICA § 20, the only issue before the Court was whether to apply federal or state rules of decision to the derivative suit's demand requirement.[1] Like *Burks*, the Supreme Court ruled that state law could be applied unless it is inconsistent with the federal law or policy underlying the claim. *Kamen,* 500 U.S. at 99.

Nor has the Supreme Court applied state law in determining the nature of a shareholder claim in any other case. In *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523 (1984), the Court did not refer at all to state law in finding that Rule 23.1 of the Federal Rules of Civil Procedure is not applicable to a shareholder's suit

[1] Generally, before bringing a derivative lawsuit, shareholders must either make a demand upon the corporation's board of directors to authorize the corporation to bring suit or show why such a demand should be excused.

against an open-ended mutual fund for excessive fees under ICA § 36(b). The Court examined the purposes of the ICA section and Rule 23.1, holding:

> It would be anomalous, therefore, to apply a Rule intended to prevent a shareholder from improperly suing in place of the corporation to a statute, like § 36(b), conferring a right which the corporation itself cannot enforce. It follows that Rule 23.1 does not apply to an action brought by a shareholder under § 36(b) of the Investment Company Act and that the plaintiff in such a case need not first make a demand upon the fund's directors before bringing suit.

Daily Income Fund, Inc., 464 U.S. at 542.[2]

Building upon their misreading of Supreme Court precedents, defendants argue that it was proper for the district court to apply state law to determine standing because "district courts have followed this approach." (Deft. Br. at 13.) Defendants cite only two such district court cases, both of which rely only upon *Kamen* for applying state law to the issue of standing under a federal statute. See, *Green v. Nuveen Advisory Corp.*, 186 F.R.D. 486, 489 (N.D. Ill. 1999); *Krouner v. American Heritage Fund, Inc.*, 1997 U.S. Dist. LEXIS 11445, *5 (S.D.N.Y. Aug. 1, 1997). Moreover, in *Krouner*, only one ICA claim (§ 36(a)) was held to be

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[2] Defendants' argument (Deft. Br. at 28) that Rule 23.1 "has nothing whatsoever to do with a determination as to whether a claim is appropriately raised directly or derivatively," points to this Court's observation on the different issue in *Kayes v. Pacific Lumber Co.,* 51 F.3d 1449, 1463 n.10 (9th Cir. 1995), that Rule 23.1 does not purport to deal with whether there is a demand requirement in a derivative action. As *Daily Income Fund* explains, Rule 23.1 does govern in determining that

derivative based on state law; the court upheld shareholder standing to sue directly on other ICA claims (including § 13(a)) without reference to state law.

Defendants suggest that all district courts rely on state law to determine standing because plaintiff "has not cited a single authority" to the contrary. This is false. Plaintiff cited numerous cases where courts determined direct or derivative standing without reference to state law. E.g., *Yamamoto v. Omiya*, 564 F.2d 1319, 1326 (9th Cir. 1977); *Langner v. Brown*, 913 F. Supp. 260 (S.D.N.Y. 1996) (applying state law to a derivative claim to determine whether the demand requirement was met, but sustaining direct claims under ICA §§ 36(b), 10(a), 17(a), and 17(d) without relying on state law); *In re ML-Lee Acquisition Fund II, L.P. Sec. Litig.*, 848 F. Supp. 527, 540 (D. Del. 1994) (no reference to state law in finding ICA § 17(j) claim properly brought directly); *Katz v. Pels*, 774 F. Supp. 121 (S.D.N.Y. 1991); *Dowling v. Narragansett Capital Corp.*, 735 F. Supp. 1105 (D. R.I. 1990) (sustaining direct standing under ICA §§ 17(a), 48, and 36(a) without relying on state law); *Mann v. Kemper Financial Co., Inc.*, 618 N.E.2d 317 (Ill. App. Ct. 1992) (rejecting argument that direct or derivative standing under the ICA depends upon state law).

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a derivative action exists only where a shareholder sues "to enforce a right of a corporation." 464 U.S. at 527

No Supreme Court ruling mandates application of state law to determine standing to sue directly or derivatively under a federal statute, and most district court decisions recognize this. The district court below skipped a necessary step in the analysis: Do ICA §§ 13(a) and 18(f) create rights that shareholders may enforce?

B. The Claims Are Direct Because Plaintiff Claims Injury To Shareholder Voting And Other Statutory Rights.

The Securities And Exchange Commission ("SEC") is the regulatory body responsible for enforcing the ICA. As an amicus in *Kamen,* the SEC stated that the "threshhold inquiry is whether a particular claim is a derivative action within the meaning of Rule 23.1 of the Federal Rules of Civil Procedure." SEC amicus curiae brief in *Kamen* at 7, attached to Plaintiff-Appellant's Request for Judicial Notice. Only after a claim is asserted derivatively may a court apply state law to a particular issue, like the demand requirement in *Kamen* or the business judgment rule in *Burks*.

To determine whether a claim is derivative, courts look to whom the duty is owed. If the duty is owed directly to the shareholder, then the action is properly brought directly. "[A] shareholder need not assert his rights through the corporation if he can show the violation of a duty owed directly to him." *Citibank, N.A. v. Data Lease Fin. Corp.*, 828 F.2d 686, 694 n.11 (11th Cir. 1987); *In re ML-Lee,* 848 F. Supp. at 562 ("Whether a claim is individual or derivative in nature is

determined from the nature of the harm inflicted and the nature of the rights violated." (emphasis added)); *Dowling*, 735 F. Supp. at 1113 (same).

As Judge Easterbrook observed in the Seventh Circuit's decision in *Kamen*, a shareholder suit against an investment company is direct where it asserts injury done to the shareholder by the company:

> Rule [23.1] applies to a "derivative action brought . . . to enforce a right of a corporation . . . , the corporation . . . having failed to enforce a right which may properly be asserted by it". Violations of § 20 [of the ICA] do not yield rights "of the corporation" in the customary sense. Kamen does not sue in the right of the Fund; she sues the Fund for injury done her by the Fund. The theory of a suit under the proxy rules is that the corporation violated a right of the investor to truthful information. If the investor recovers against the corporation, it may in turn seek to recover from its directors, but the principal wrong is by the corporation against the investors.

Kamen v. Kemper Fin. Servs., Inc., 908 F.2d 1338, 1341 (7th Cir. 1990), reversed on other grounds, 500 U.S. 90 (1991) (emphasis added).

Because the rights asserted are federally created to protect shareholders, plaintiff's claims are direct. First, the shareholders' right to vote before an investment company borrows money or issues senior securities contrary to recitals of policy in its registration statement is created by § 13(a)(2). Second, the shareholders' right to vote before the investment company deviates from policies recited in its registration statement as fundamental or otherwise subject to shareholder vote is created by § 13(a)(3). Third, the shareholder's right to be

protected from excessive borrowing (greater than one-third of an investment company's total assets) is created by § 18(f). As Judge Easterbrook noted in *Kamen*, these ICA violations do not yield "rights 'of the corporation'" and plaintiff sues for injury done to it by the investment company. 908 F.2d at 1341. As such, the claims are direct.

Defendants argue that standing should be governed by state law, but the relevant case law applying state law requires defendants to identify the source of the duty to the corporation that was breached before denying a shareholder direct standing. Applying Massachusetts law, Judge Robert E. Keeton outlined this analysis:

> [W]hat differentiates a direct from a derivative suit is neither the nature of the damages that result from the defendant's alleged conduct, nor the identity of the party who sustained the brunt of the damages, but rather <u>the source of the claim of right itself</u>. If the right flows from the breach of a duty owed by the defendants to the corporation, the harm to the investor flows through the corporation, and a suit brought by the shareholder to redress the harm is one "derivative" of the right retained by the corporation. <u>If the right flows from the breach of a duty owed directly to the plaintiff independent of the plaintiff's status as a shareholder, investor, or creditor of the corporation, the suit is direct</u>.

Blasberg v. Oxbow Power Corp., 934 F. Supp. 21, 26 (D. Mass. 1996), <u>citing</u>, *Branch v. Ernst & Young*, 1995 WL 791941, *4 (D. Mass. Dec. 22, 1995) (emphasis added).

II. THE DISTRICT COURT ERRONEOUSLY RULED THAT SUITS FOR VIOLATIONS OF ICA §§ 13(a) AND 18(f) MUST BE ASSERTED DERIVATIVELY.

A. The Right To Vote And Protection From Excessive Leverage Were Created To Protect Shareholders

Defendants contend that the district court did not make a "sweeping ruling" that claims under §§ 13(a) and 18(f) are always derivative, and recognize that the issue requires a "case-by-case analysis." (Deft. Br. at 11 and 15-17.) But no language in the opinion supports the contention that the district court conducted a "case-by-case analysis." The only rationale that the district court offers for its finding that plaintiff lacks standing is that "[p]laintiff is unable to point to similar language in sections 13(a)(2), 13(a)(3) and 18(f)," as in § 36(b). (Op. Br. at 8.) By attempting to add an analysis to the district court's opinion, defendants acknowledge that the opinion does not adequately address the direct versus derivative issue.

Likewise, the district court's opinion cannot be upheld by defendants' efforts to re-write plaintiff's arguments. Defendants repeatedly misstate plaintiff's arguments to be that claims under §§ 13 and 18 "may only be brought as direct claims." (See, e.g., Deft. Br. at 21, emphasis added.) Plaintiff does not argue that claims cannot be asserted derivatively, but rather that its claims may be brought directly and that the district court's blanket prohibition of direct claims under §§ 13(a) and 18(f) is wrong.

In its opening brief, plaintiff cited nine decisions where claims were brought directly under § 13(a). (Op. Br. at 14-15.) The district court did not distinguish those cases, and defendants make no attempt to do so. Defendants do not explain why those cases were properly brought as direct actions to enforce federally created rights, but this one is not.

Defendants suggest that there is not "a shred of supporting authority" for plaintiff's purported position that the ICA is created "for the benefit of shareholders only." (Deft. Br. at 21, emphasis added.) Plaintiff never said this, but rather recognized that a derivative suit also can exist where a right of the investment company was violated. (See, e.g., Op. Br. at 9.)

Plaintiff did say that "language in ICA §§ 13(a)(2), 13(a)(3) and 18(f) creates restrictions on an investment company for the benefit of shareholders. . ." (Op. Br. at 12.) Contrary to defendants' suggestions, there is overwhelming support for that statement. In ICA § 1(b), Congress made findings and a declaration of policy that say this.[3] And in the concluding sentence to § 1(b)

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[3] That section states, in relevant part (emphasis added):

> (b) [I]t is hereby declared that the national public interest and the interest of investors are adversely affected –
>
> > (1) when investors purchase, . . . vote, refrain from voting, sell, or surrender securities issued by investment companies, without adequate, accurate, and explicit information, fairly presented, concerning the character of

(emphasis added), Congress made clear that the ICA was intended to benefit investors:

> It is hereby declared that the policy and purposes of this title, in accordance with which the provisions of this title shall be interpreted, are to mitigate and, so far as is feasible, to eliminate the conditions enumerated in this section which adversely affect the national public interest and the interest of investors.

See, also, *United States v Brashier,* 548 F.2d 1315, 1320-21 (9th Cir. 1976), cert. denied, 429 U.S. 1111 (1977) (In a criminal prosecution, this Court explained that a fundamental purpose of the ICA is "to prevent self-dealing on the part of those

---

> such securities and the circumstances, policies, and financial responsibility of such companies and their management;
>
> (2) when investment companies are organized, operated, managed . . . in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof . . . or in the interest of other investment companies or persons . . . rather than in the interest of all classes of such companies' security holders;
>
> (3) when investment companies . . . fail to protect the preferences and privileges of the holders of their outstanding securities; . . . .
> (6) when investment companies are reorganized . . . without the consent of their security holders; [and]
>
> (7) when investment companies by excessive borrowing and the issuance of excessive amounts of senior securities increase unduly the speculative character of their junior securities; . . . .

managing and controlling investment companies and to protect shareholders in the funds from dishonest and self-dealing advisers.").

The practices challenged here under §§ 13(a) and 18(f) are those that increase the leverage and the speculative character of an investment company through borrowing and the issuance of senior securities, subjects specifically identified in § 1(b) as adverse to the interest of investors. As the SEC explained in ICA Release No. 10666, leveraging was one of the major abuses the ICA was intended to remedy:

> Leveraging of an investment company's portfolio through the issuance of senior securities and through borrowing magnifies the potential for gain or loss on monies invested and, therefore, results in a increase speculative character of the investment company's outstanding securities. Leveraging without any significant limitation was identified by the staff of the Investment Trust Study of 1939 and by the investment company industry as one of the major abuses of investment companies prior to the passage of the Act by Congress.

Securities Trading Practices of Registered Investment Companies, SEC Release No. 10666, 1979 SEC LEXIS 1744, *11-12 (Apr. 18, 1976).

To protect investors, courts repeatedly have implied private rights of action for damages under various sections of the ICA. As stated above, almost all these actions were brought directly. (See, Op. Br. at 13-15.) Like the district court, defendants overlook these cases.

When the ICA was amended in 1980, the bill's legislative history explained that courts should protect the right of shareholders to bring actions to enforce the ICA:

> The Committee wishes to make plain that it expects the courts to imply private rights of action under this legislation, where the plaintiff falls within the class of persons protected by the statutory provision in question.

H.R. Rep. No. 1341, 96th Cong., 2d Sess, 28-29 (1980). See, also, *Lessler v. Little*, 857 F.2d 866, 873 (1st Cir. 1988) ("We agree with the Second and Third Circuits that it is consistent with congressional intent and with governing law to imply a private cause of action under the Investment Company Act.")

III. EVEN IF THIS COURT APPLIES STATE LAW SPECIAL INJURY ANALYSIS, SPECIAL INJURY EXISTS.

In its opening brief, plaintiff established that, even if Delaware's "special injury" inquiry is applied, special injury exists, inter alia, because plaintiff's § 13(a) claims arise from the denial of shareholder voting rights. (Op. Br. at 20-24, citing, *In re Tri-Star Pictures, Inc.*, 634 A.2d 319 (Del. 1993).) Accepting Delaware law as authoritative, defendants nonetheless contend that special injury is absent because all holders of The Contrarian Fund series of stock were deprived of their right to vote. (Deft. Br. at 25-26.)

Defendants' attorneys should know that deprivation of voting rights that affects all shareholders equally constitutes special injury because they made this

same argument to a Delaware court in another case, and the Delaware court rejected it:

> One of the plaintiff's claims is that the Plan of Distribution has the effect of diminishing, if not altogether eliminating, his right to vote. Plaintiff therefore urges that this claim is not a stockholder derivative claim but is individual and may be asserted in a class action. Defendants claim, however that a claim challenging the abrogation of the right to vote is a stockholder derivative claim and not an individual claim because it affects all shareholders equally. The holdings in a vast majority of cases disagree with defendants' restrictive interpretation of voting rights and have permitted shareholders to protect their voting rights either individually or through a class action.

Margolies v. Pope & Talbot, Inc., 1986 Del. Ch. LEXIS 507, *13 (Dec. 23, 1986) (emphasis added). See, *Lipton v. Warner Communications, Inc.*, 514 A.2d 1075 (Del. 1986) ("The right to vote is a contractual right that News possesses as a shareholder of Warner which is independent of any right of News. The alleged interference with that right meets the requirements . . . in setting forth an individual action."); *Williams v. Geier,* 1987 Del. Ch. LEXIS 436, *6-*7 (May 20, 1987) ("This Court has frequently recognized that claims alleging infringement of voting rights are individual claims").[4]

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[4] See, also, *Stroud v. Milliken Enterprises, Inc.,* 1988 Del. Ch. LEXIS 38, *16-17 (Mar. 18, 1988) ("The proposed amendments and notice directly and individually affect the stockholder's rights to elect directors and to vote to amend Articles of Incorporation because the right to vote one's shares is a contractual right that a shareholder possesses independent of any right of the corporation . . . . This

Defendants also cannot limit the right to sue for injury to voting rights to the facts in *In re Tri-Star,* 634 A.2d 319 and *Condec Corp. v. Lunkenheimer Co.,* 230 A.2d 769 (Del. Ch. 1967). Those decisions enunciate what is "special injury" as a general rule:

> A special injury is established [1] where there is a wrong suffered by plaintiff that was not suffered by all stockholders generally or [2] where the wrong involves the contractual right of the stockholders, such as the right to vote.

In re Tri-Star, 634 A.2d at 330 (numbers added). Defendants conflate the two separate alternatives and avoid references to cases holding that shareholders may enforce voting rights in a direct action.[5]

Defendants focus their argument on special injury to alternative [1] of the rule contending that plaintiff seeks redress for transactions by the Trust that

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contractual right is individual in nature and therefore is not affected by the dismissal of the stockholder derivative claims." (citation omitted)); *Advanced Mining Systems, Inc. v. Fricke,* 1991 Del. Ch. LEXIS 199, *8 (Nov. 26, 1991) ("In Count IV Fricke alleges that Lutin and the other AMS directors violated AMS' by-laws by not holding shareholder meetings in 1988, 1989 and 1991 . . . . These allegations clearly are not derivative because they implicate the shareholders' voting rights"); *Reifsnyder v. Pittsburgh Outdoor Advertising Co.,* 173 A.2d 319, 322 n.9 (Pa. 1961) ("There is no question that a shareholder may bring a direct action to protect his voting rights").

[5] While no Massachusetts decision addresses the right to vote in the context of whether a suit should be direct or derivative, it is well established in Massachusetts that the rights of stockholders as set forth in the corporate charter and by-laws constitute a contract, and that a direct action can be brought against the corporation for its breach. *Page v. Whittendon Mfg. Co.,* 97 N.E. 1006, 1007 (Mass. 1912).

"impaired the value of all of T[he] C[ontrarian] F[und]'s assets." (Deft. Br. at 23. See, also, Deft. Br. at 16, asserting that plaintiff's claims are derivative because "the shareholders suffered damage only indirectly through depreciation of the value of their shares . . . .".) This is not the relevant inquiry. As defendants concede elsewhere (Deft. Br. at 14), the proper special injury inquiry under alternative [1] is whether all or some of a corporation's (or Trust's) shareholders suffered the same injury. Plaintiff sues only for injury to those shareholders of the Trust holding The Contrarian Fund series of stock – one of the Trust's eleven series of stock. The district court makes no mention of this fact, and defendants cite nothing to support their position that suit must be brought derivatively if the injury is suffered by shareholders of one series in an entity consisting of many series of stock.

Moreover, even if all the Trust's shareholders suffered the same injury, under Massachusetts law (which would apply to a Massachusetts trust), this is irrelevant. Judge Keeton wholly rejected the argument that an action must be derivative where it alleges the same harm to all shareholders: "That many investors might have been misled, as the plaintiff was . . . does not convert the claim to a derivative one. The claim remains a direct one for wrongs to individual investors rather than to the corporate entity." *Blasberg*, 934 F. Supp. at 26 (emphasis added). See, also, *Mann*, 618 N.E.2d at 325 ("We reject defendants' proffered test

of shareholder standing of whether a shareholder alleges unique harm. A plaintiff shareholder's injury many not be unique to that particular shareholder, but a plaintiff's cause of action could still be individual instead of derivative."). Indeed, suits by shareholders under the federal securities laws, such as Rule 10b-5, in which the damages are measured by a drop in the price of stock for all purchasing shareholders are too numerous to cite.

There also is special injury for the § 13(a) claims because not all holders of The Contrarian Fund series were injured. Defendants say that plaintiff's argument that only some shareholders were deprived of their right to vote is a "mischaracterization of plaintiff's own claims," (Deft. Br. at 24), but plaintiff has been consistent in explaining that the § 13(a) claims arise from the failure to hold a vote on changing the limitation on short-sales. A 25% limitation was in registration statements until 1997. See, Op. Br. at 22-23 nn. 4, 5 and 6 and Complaint ¶¶ 38-48, ER 8-9. Clearly, those shareholders who purchased shares after defendants amended the registration statement to a 40% limitation were not deprived of a right to vote on a change made before they even became shareholders.

Defendants argue that "plaintiff's attempt to differentiate between shareholders who purchased at different times ignores the fact that it seeks to recover all losses purportedly caused by the improper transactions." (Deft. Br. at

25; emphasis in original.) This is false. Plaintiff purchased on February 27, 1997 when the registration statement (filed on January 16, 1996) contained the 25% limitation. (Complaint ¶¶ 6 and 38, ER 3 and 8.) The Class is limited to those shareholders who, like plaintiff, were "injured by the conduct alleged herein." (Complaint ¶ 17, ER 4.) For purposes of § 13(a), those investing later were not deprived of the right to vote, were not injured, and are not included.[6]

IV. DEFENDANTS' "KITCHEN SINK" ARGUMENTS RAISE MIXED ISSUES OF LAW AND FACT BETTER ADDRESSED BY THE DISTRICT COURT ON REMAND. THEY ALSO LACK MERIT.

A. Deviating From The Restriction On Short-Sales Required Shareholder Authorization.

Defendants argue (Deft. Br. at 30-32) that the 25% limitation on short-sales was not a fundamental restriction and that they were free to change that limitation without shareholder vote. Defendants overlook ICA § 8(b)(1), requiring an investment company to state the maximum extent that it intends to borrow and issue senior securities. Under § 8(b)(1) and controlling regulations, the insertion of the 25% limitation into the prospectus would place defendants into compliance

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[6] Section 18(f) is different because the leverage restriction is statutory, so that all shareholders of The Contrarian Fund series were injured when § 18(f) was violated.

with the statute but, if there was no limitation as defendants contend, they were not permitted to engage in any short-sales.[7]

Specifically, § 8(b)(1) states that a registration statement must contain "a recital of the policy of the registrant in respect of . . . borrowing money . . . [and] . . . the issuance of senior securities." Section 8(b)(1) requires the recital of policy to state: "[W]hether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as practicable, the extent to which the registrant intends to engage therein." The regulations issued to enforce § 8(b)(1) provide that an investment company "may reserve freedom of action with respect to any of the foregoing activities [in § 8(b)(1)], but in such cases shall express definitively, in terms of a reasonable percentage of assets to be devoted to the particular activity, or otherwise, the maximum extent to which the [investment company] intends to engage therein." *General Instructions to Form N1*, Fed. Sec. L. Rep. (CCH) ¶ 51,153 (emphasis added). The Complaint essentially alleges that the 25% limitation on short-sales was defendants' definitive statement "in terms of a

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[7] Defendants' reliance on *Karpus v. Hyperion Capital Management Inc.*, [1996 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶99,366 (S.D. N.Y. 1996), is misplaced because, in that case, the claim did not involve an investment activity that § 8(b)(1) required to be included in the registration statement with a representation of "the extent to which the registrant intends to engage therein," and the investment company did not otherwise designate the activity as fundamental. (Deft. Br. at 30-31.)

reasonable percentage" of the extent to which it could engage the borrowing and senior securities aspects of short-sale transactions.

Defendants contend, however, that they intended to reserve the freedom to borrow and issue senior securities in connection with short-sales without a percentage limitation. This position essentially concedes a violation of § 8(b)(1), which in turn, further establishes violations of § 13(a). In SEC Release No. 167, 1941 SEC LEXIS 1831, *8 (Jul. 23, 1941), the SEC labeled as "absurd" the argument that defendants make here, namely, that an investment company can simply reserve freedom of action and avoid the percentage limitation requirement. The SEC concluded that if an investment company fails to set a maximum limit, then it would be prohibited from borrowing or issuing any senior securities.[8] To engage in these activities without shareholders' authorization violates § 13(a).

B. No-Action Letters State Only The SEC Staff's Enforcement Intentions And Do Not Insulate Defendants From Liability.

Relying on SEC no-action letters, defendants deny that they violated the 300% asset-to-liability ratio in § 18(f). First, defendants assert (Deft. Br. at 33) that SEC general policy statement, Release 10666, "made clear" that short-sales

[8] Another consideration in analyzing the Trust's registration statement is that the policies required in § 8(b)(1) are combined with the policies that defendants voluntarily establish as changeable only if authorized by shareholders' vote under § 8(b)(2) and deemed fundamental under § 8(b)(3). All of these policies, whether required or voluntary, once in the registration statement, may not be changed

"will not run afoul of the ICA" if the investment company collateralizes them. That is not what Release 10666 says.[9] Not only does Release 10666 analyze why a short-sale creates a senior security, it specifically references *Guidelines for the Preparation of Form N-8B*-1, SEC Release No. 7221, 1972 SEC LEXIS 1494, *16 (Jun. 9, 1972), that states: "A short-sale involves the creation of a senior security and is therefore subject to the limitations of Section 18. . ." Thus, the SEC's pronouncements confirm plaintiff's pleading that:

i. Short-selling creates a senior security (Complaint ¶ 33);

ii. Short-selling involves borrowing (Complaint ¶¶ 28, 78); and

iii. Short-selling creates investment leverage of the kind that § 18(f) and the ICA generally was enacted to restrict (Complaint ¶ 34).

Defendants next assert that, based on Release 10666, the use of segregated accounts to collateralize borrowings relating to short-sales obviates any violation. (Deft. Br. at 33.) Release 10666 does not state that. The Release states that one

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unless authorized by shareholders' vote. Restrictions that relate to these policies are scattered throughout the registration statement.

[9] Release 10666 explains that a short-sale is only one of a number of activities that creates investment leverage and a senior security by borrowing. 1979 SEC LEXIS 1744, *22-24. Because ICA § 18(g) defines "senior security" to mean "any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness . . .," the investment company's obligation in a short-sale

division of the SEC has decided not to take action against an investment company that maintains segregated accounts:

> In circumstances involving similar economic effects [created by investment leverage], such as short sales of securities by investment companies, the Division of Investment Management has determined that the issue of compliance with Section 18 will not be raised with the Commission by the Division if the investment company "covers" the senior security by establishing and maintaining certain "segregated accounts."

1979 SEC LEXIS 1744 at *24-25. This does not insulate defendants from private actions to enforce § 13(a) or § 18(f). Furthermore, maintaining segregated accounts to collateralize short-sales does not "avoid the problems [§ 18(f)] was designed to prevent." (Deft. Br. at 33.) As defendants concede, § 18(f) was designed "to ensure companies do not unduly leverage their portfolios." (Deft. Br. at 32.) Defendants essentially assert that segregated accounts eliminate leverage, but plaintiff disagrees. This is a factual issue for discovery and trial.[10]

Defendants' also rely on an SEC no-action letter, but the SEC makes it clear that no-action letters "do not constitute an official expression of the Commission's views" and "are not intended to affect the rights of private persons." *Monthly Publication of List of Significant Letters,* SEC Release No. 5691, 1976 SEC LEXIS

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to replace the borrowed security sold short constitutes an obligation evidencing indebtedness that creates a senior security (Complaint ¶¶ 32-35).

2145, * 2, (Mar. 17, 1976). The SEC also notes that "[N]o-action . . . responses by the staff are subject to reconsideration and should not be regarded as precedents binding on the [SEC]." SEC Release No. 5098, 1970 SEC LEXIS 652 (Oct. 29, 1970). Accord, *Board of Trade v. SEC,* 883 F.2d 525, 529 (7th Cir. 1989) (SEC staff "could change [its] mind tomorrow, or the Commissioners might elect to proceed no matter what the [staff] recommends.") The Second Circuit explains that "[e]ven when district courts have ruled in accord with no-action letters, they almost always have analyzed the issues independently of the letters." *New York City Employees' Retirement Sys. v. SEC,* 45 F.3d 7, 13 (2d Cir. 1995). Although the SEC staff may exercise its discretion not to prosecute senior security violations, injured investors are entitled to enforce the law.

C. Plaintiffs Adequately Plead Loss Causation.

Defendants claim that there are no allegations in the Complaint showing loss causation. They overlook several paragraphs. Paragraph 53 pleads:

> The January 30, 1998 annual report disclosed that in the fourth quarter and twelve month period ended December 31, 1997, the Fund suffered serious losses, reporting returns of -22.19% and -29.51% respectively. Sixteen percent of the loss was attributed to short sales and positions in S&P options. (Emphasis added.)

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[10] Collateralizing a debt does not make it go away. Anyone who mortgages a house knows that the borrowing, although collateralized, nonetheless is a debt that must be repaid.

Paragraph 50 alleges that on June 30, 1997, more than 25% of The Contrarian Fund's assets were in short-sales, increasing from 22.7% to 26-27%. And Paragraph 52 alleges that as of December 31, 1997, The Contrarian Fund's short-sales positions were 25% to 35% of its assets for most of 1997. (Complaint at 10, 11, 13-16.)

These allegations establish that defendants lost money in short-sales, that the short-sales violated restrictions in the ICA and the registration statement, and that plaintiff lost money as a result. Defendants are trying to impose a requirement that plaintiff allege additional facts showing more specifically that losses from short-sales at the 40% level were greater than losses would have been at the 25% level. This is the obvious conclusion to draw from the facts and no additional allegations are needed to give defendants "a short plain statement of the claim." See, Fed. R. Civ. Proc. 8(a)(2).

D. Merely Filing A Document With The SEC Does Not Place Investors On Notice Of A Claim.

Defendants claim (Deft. Br. at 26-37) that by May 1997, the Trust "clearly and publicly disclosed its revised short-sale policy." Defendants fail to explain this statement. The only statement that can be construed as support in their brief is this: On May 5, 1997, defendants filed with the SEC an amendment to the Trust's April 1997 registration statement stating that the Trust may "enter into short-sales

on securities with a value of up to 40% of [The Contrarian Fund's] total assets." (Deft. Br. at 5, <u>citing</u> Complaint ¶ 46, ER 9.)

It is well established that an SEC filing is insufficient to put investors on notice of a claim. "[R]easonably diligent shareholders do not, as a matter of law, have a duty to examine document filings with the SEC," particularly where the filing is a registration statement amendment intended for use in soliciting new investors, rather than providing information to existing investors. *Guenther v. Cooper Life Sciences, Inc.,* 1992 U.S. Dist. Lexis 22601, *13 (N.D. Cal. Apr. 7, 1992) (rejecting the argument that inquiry notice of wrongdoing existed based on SEC filings that did not include a "registration statement or prospectus mailed to investors.") Similarly, this Court has held that debenture holders are <u>not</u> put on inquiry notice by proxy statements sent to shareholders:

> Information in public records or published by the news media may be so massive that investors will not be heard to say that they remained ignorant of the financial plight of the corporation involved . . . . <u>But situations will rarely arise when we can say that public notoriety about a corporation's financial condition is sufficiently great to charge an investor with such knowledge as a matter of law</u>.

Rochelle v. Marine Midland Grace Trust Co., 535 F.2d 523, 532 (9th Cir. 1976) (emphasis added). <u>See</u>, <u>also</u>, *Briskin v. Ernst & Ernst,* 589 F.2d 1363, 1369 (9th Cir. 1978) (plaintiffs placed on notice by a prospectus they received, but not by an earlier Form 8-K Report filed with the SEC not sent to them).

Moreover, merely filing the May 5, 1997 amendment does not mean that, as of May 5, 1997, the Trust had violated the 300% asset coverage restriction or the 25% short-sale limitation. The first indication of either violation was after August 13, 1997, the date the Trust filed a semi-annual financial report with the SEC.[11] (See, Complaint ¶ 50, ER 10.) In that semi-annual report, defendants admit:

> We have increased the Fund's short position from 22.7% of the portfolio at the end of the first quarter of 1997 to approximately 26-27% currently.

Id. Plaintiff's Complaint was filed on July 10, 1998, less than a year later. Defendants also continued their wrongful conduct after July 10, 1997. The claims are timely.

E. ICA § 48(a) Imposes Control Person Liability.

Defendants correctly point out that §§ 13(a) and 18(f) make it unlawful for an investment company to engage in the practices set forth in those sections. It is § 48(a) that makes control persons liable as if they were the investment company by making any person who causes an unlawful transaction by an investment company liable to its shareholders. *In re ML-Lee,* 848 F. Supp. at 545 (persons who controlled companies could be liable to fund investors under § 48 for causing

[11] Under ICA § 29(e), 15 U.S.C. § 80a-29, defendants were required to send semiannual financial reports to shareholders. Defendants were not required to send existing shareholders an amendment to the registration statement. Without notice to shareholders as part of a shareholders' vote, no existing shareholder would know that defendants increased the short-sale limitation to 40%.

unlawful transactions between funds and affiliates); *Jerozal v. Cash Reserve Management, Inc.*, 1982 WL 1363, *6 (S.D.N.Y. Aug. 10, 1982) (various controlling or dominating directors of investment fund liable under § 48). Tellingly, in *Krouner v. American Heritage Fund,* 1996 U.S. Dist. LEXIS 9783 (S.D.N.Y. Jul. 11, 1996), the district court issued a decision, after the decision cited by defendants, denying a motion to dismiss § 13(a)(3) claims against corporate officers based on § 48(a).

The Complaint alleges (¶ 54, ER 10) that each of the defendants "controlled and participated, directly and indirectly, in the investment decisions of The Contrarian Fund." In addition to the Trust, the Complaint names as defendants the Trust's trustee, G. Randall Hecht who also was president and chief executive of other Robertson Stephens entities (Complaint ¶¶ 9, 15; ER 3, 4), Robertson Stephens Investment Company Management, LP ("RSIM LP"), and Robertson Stephens Investment Management, Inc. ("RSIM"), the Trust's investment advisors (Complaint ¶¶ 10-12, ER 3-4), as well as Robertson Stephens and Company, Inc., a general partner of RSIM LP, and Robertson, Stephens & Company, LLC ("RS LLC"), a control person of RSIM LP (Complaint ¶ 12, ER 4), and Paul H. Stephens, the Trust's namesake, chief investment officer and The Contrarian Fund's portfolio manager (Complaint ¶ 16, ER 4). These are the persons and

entities identified in the registration statement as in control of The Contrarian Fund. (Complaint ¶¶ 11 and 54; ER 3 and 10).[12]

CONCLUSION

Plaintiff respectfully request that the Court reverse the judgment dismissing the complaint and remand the case to the district court.

DATED: October 25, 1999

BERMAN DEVALERIO PEASE & TABACCO, P.C.



By: Joseph J. Tabacco, Jr.

Christopher T. Heffelfinger
Nicole Lavallee
425 California Street, Suite 205
San Francisco, California 94104
Telephone: (415) 433-3200

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[12] Defendants themselves assign responsibility for changing the short-sale limitation to the Trust's trustees. (Deft. Br. at 5.) Defendants claim they are "baffled" (Deft. Br. at 39) that RSIM is a defendant, but the registration statement says this entity "determines the composition of the Funds' portfolios, the nature and timing of the changes to the Funds' portfolios, and the manner of implementing such changes." (Deft. Suppl. ER at 57.) Defendants further complain that RS LLC is a defendant, but the registration statement says that RS LLC "may be deemed to be [a] control person[] of [RSIM LP]." *Id.* at 22. The latter entity is "the investment advisor for each of the Funds, other than the Emerging Growth Fund." *Id.* See, also, Deft. Suppl. ER at 22 ("Management of the Funds"), at 23 (Stephens), and at 53 (Hecht).

Jared B. Stamell
STAMELL & SCHAGER, LLP
One Liberty Plaza, 35th Floor
New York, New York 10006-1404
Telephone: (212) 566-4047

Lisa C. Cohen
SCHINDLER COHEN & HOCHMAN, LLP
One Liberty Plaza, 35th Floor
New York, NY 10006-1404
(212) 693-1700

Christopher Lovell
LOVELL & STEWART, LLP
500 Fifth Avenue, 58th Floor
New York, NY 10010
Telephone: 212-608-1900

Attorneys for Plaintiff-Appellant Cary and
Denise Lapidus Living Trust

RULE 32(e)(4) CERTIFICATE OF COMPLIANCE

The undersigned counsel certifies that Plaintiff-Appellant's Reply Brief uses a proportionally spaced Times New Roman 14-point typeface, and that the text of the brief comprises 6943 words, according to the word count provided by the Microsoft Word program.



Joseph J. Tabacco, Jr.
Counsel for Plaintiff-Appellant

CERTIFICATE OF SERVICE

I, the undersigned, declare and state as follows:

1. That the declarant is and was, at all times herein mentioned, a citizen of the United States and a resident of the County of San Francisco, over the age of 18 years, and not a party to or interested in the within action; that declarant's business address is 425 California Street, Suite 2025, San Francisco, CA 94104.

2. That on October 25, 1999, declarant served two (2) true copies of PLAINTIFF-APPELLANT'S REPLY BRIEF and one (1) true copy of PLAINTIFF-APPELLANT'S REQUEST FOR JUDICIAL NOTICE by delivering it to a commercial carrier service (Express Services Overnite/Pro Messenger) for overnight delivery to the party at the address listed below:

Tower C. Snow, Jr.
Kevin P. Muck
Isabel Traugott
BROBECK, PHLEGER & HARRISON
One Market Plaza,
Spear Street Tower
San Francisco, CA 94105

Counsel For Defendants-Appellees

I declare under penalty of perjury that the foregoing is true and correct.

Executed this October 25, 1999, at San Francisco, California.



Lisa Kim

FOR PUBLICATION

UNITED STATES COURT OF APPEALS FOR THE NINTH CIRCUIT

CARY LAPIDUS; DENISE LAPIDUS, Trustees of the Cary and Denise Lapidus Living Trust, on behalf of themselves and all others similarly situated,
Plaintiffs-Appellants,

v.

G. RANDALL HECHT; PAUL STEPHENS; ROBERTSON STEPHENS & COMPANY; ROBERTSON STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.; ROBERTSON STEPHENS INVESTMENT MANAGEMENT INC.,
Defendants-Appellees.

No. 99-15835
D.C. No. CV-98-03130-MMC
OPINION

Appeal from the United States District Court for the Northern District of California
Maxine M. Chesney, District Judge, Presiding

Argued and Submitted
August 9, 2000—San Francisco, California

Filed November 13, 2000

Before: David R. Thompson, Thomas G. Nelson, and Barry G. Silverman, Circuit Judges.

Opinion by Judge Thompson

SUMMARY

Securities/Fraud

The court of appeals affirmed a judgment of the district court in part and reversed in part. The court held that to establish standing in an action under the Investment Company Act (ICA), it is unnecessary for a shareholder in a mutual fund to allege an injury distinct from that suffered by shareholders generally if governing state law allows, and the plaintiff alleges, a direct action based on an injury to the shareholder's voting rights.

The Robertson, Stephens Investment Trust (RSIT) is a Massachusetts series investment firm that offered shares in 11 mutual funds, each of which was a series of the trust. The trust was registered under the ICA.

Appellant Cary and Denise Lapidus Living Trust bought about 4365 shares of one of RSIT's mutual fund in February 1997 and sold them at a loss of $9560. They claimed that the loss was due to short sales by the trust in violation of the restrictions set forth in the registration statement filed with the Securities and Exchange Commission (SEC).

The trust's prospectus filed with the SEC stated that the trust could engage in short sales with a value of up to 25 percent of the value of the mutual fund's total assets. A filed supplement to the prospectus authorized the trust to make short sales up to 40 percent of the fund's total assets. This amendment was made without shareholder approval. By the end of 1997, the mutual fund's short sale position had increased to 25-35 percent of the fund's assets, and it suffered substantial losses.

The Lapidus Trust brought a class action against RSIT under the ICA, alleging that the defendants had violated § 80a-13(a)(3) of the statute by deviating from the short-sales

restriction without shareholder approval; § 80a-13(a)(2) by issuing senior securities without shareholder approval; and § 80a-18(f) by issuing senior securities.

The district court dismissed the action for lack of subject-matter jurisdiction, concluding that the claims were derivative, and the plaintiffs lacked standing in this direct action because they did not allege an injury separate and distinct from any suffered by all fund shareholders. The Lapidus Trust appealed.

[1] Federal courts rely on state law to determine whether the plaintiff's ICA claims are direct or derivative. The court of appeals applied Massachusetts law because the trust was organized under the laws of Massachusetts.

[2] To bring a direct action under Massachusetts law, a plaintiff must allege an injury distinct from that suffered by shareholders generally, or a wrong involving one of his or her contractual rights as a shareholder, such as the right to vote. In this case, the plaintiffs alleged violations of their contractual rights as shareholders to vote on proposed changes to the short sale and senior security restrictions in the SEC registration statement. These allegations were sufficient to satisfy the injury requirement under Massachusetts law. It was unnecessary to allege an injury distinct from that suffered by shareholders generally if the alleged injury was predicated on a violation of a shareholder's voting rights. Accordingly, the plaintiffs had standing under the ICA.

[3] Unlike their claims under § 80a-13(a)(2) and (3), the plaintiffs' claim under § 80a-18(f) was not based on an injury to their voting rights. **[4]** A shareholder does not acquire standing to maintain a direct action when the alleged injury is inflicted on the corporation, and the only injury to the shareholder is the indirect harm that consists of the diminution in the value of his or her shares. While only shareholders in the series corresponding to the fund were affected by the alleged

improper issuance of senior securities, an injury caused by the alleged issuance of senior securities unconnected to any violation of voting rights would have been an injury to the trust generally. Any harm to the fund-series arising from such an issuance would therefore have been only indirect.

COUNSEL

Joseph J. Tabacco, Jr., Berman, DeValerio, Pease & Tabacco, P.C., San Francisco, California; Jared B. Stamell, Stamell & Schager, LLP, New York, New York, for the plaintiffs-appellants.

Isabel M. Traugott and Kevin P. Muck, Brobeck, Phleger & Harrison, LLP, San Francisco, California, for the defendants-appellees.

OPINION

THOMPSON, Circuit Judge:

Cary and Denise Lapidus, trustees of the Cary and Denise Lapidus Living Trust, appeal the district court's dismissal of their class action against the Robertson, Stephens Investment Trust[1] alleging violations of the Investment Company Act, 15 U.S.C. §§ 80a-13(a)(2), 13(a)(3), and 18(f), in connection with the trust's management of a mutual fund. The plaintiffs seek to recover losses sustained by the mutual fund as a result of short sales made without shareholder approval, allegedly in violation of the registration statement filed with the Securities and Exchange Commission. The district court concluded that

[1]The defendants are the trust, the trust's investment advisers, the trust's principal underwriter, the trust's portfolio manager, and a trustee of the trust.

the plaintiffs lacked standing to bring a direct action because they did not allege an injury separate and distinct from that suffered by shareholders generally. We have jurisdiction pursuant to 28 U.S.C. § 1291. We affirm in part, reverse in part and remand.

I.

The Robertson, Stephens Investment Trust ("trust") is a Massachusetts business trust and open-end series investment company which offers shares in eleven mutual funds. Each fund is a series of the trust. The trust is registered under the Investment Company Act of 1940, 15 U.S.C. § 80a-1. The Cary and Denise Lapidus Living Trust bought 4365.5410 shares of one of the mutual funds, The Contrarian Fund ("mutual fund"), in February 1997, and sold those shares in September 1997 at a loss of $9560.54. The plaintiffs maintain that this loss was due to short sales made by the trust in violation of restrictions set forth in the registration statement filed with the Securities and Exchange Commission ("SEC").

A short sale is a term of art used for a security trading practice in which a party "speculates that a particular stock will go down in price and seeks to profit from that drop." *Levitin v. Painewebber, Inc.*, 159 F.3d 698, 700 (2d Cir. 1998). Typically, the party places an order to sell a security that it does not own. In order to meet its contractual obligation, the party borrows the security from a broker. The party covers the short by subsequently purchasing an identical security and returning this identical security to the broker. If the price of the security has declined by the time of the party's purchase, the party profits from the difference between the earlier sale price and the subsequent purchase price. If the price of the security has increased by the time of the purchase, the party's loss is the amount of the price increase. *See id.*

The trust's January 16, 1996 prospectus filed with the SEC provided that the trust could engage in short sales of securities

with a value of up to 25% of the value of the mutual fund's total assets. The trust's supplement to its April 1, 1997 prospectus, filed with the SEC on May 5, 1997, authorized the trust to enter into short sales of securities with a value of up to 40% of the mutual fund's total assets. This amendment of the short sales restriction was made without shareholder approval. By the end of 1997, the mutual fund's short sale position had increased to 25-35% of the mutual fund's assets and the mutual fund suffered substantial losses.

The plaintiffs filed this action, on behalf of themselves and other shareholders similarly situated, alleging violations of the Investment Company Act ("ICA").[2] Specifically, the plaintiffs alleged that the defendants violated: (1) § 80a-13(a)(3) of the ICA by deviating from the restriction on short sales without shareholder approval; (2) § 80a-13(a)(2) of the ICA by issuing senior securities without shareholder approval; and (3) § 80a-18(f) of the ICA by issuing senior securities.[3]

Section 80a-8 of the ICA requires an investment company to list in its registration statement all investment policies which are changeable only if authorized by shareholder vote, as well as all policies that the registrant deems matters of fundamental policy. *See* 15 U.S.C. § 80a-8(b)(2) and (3). An investment company is prohibited by section 80a-13 from deviating from any of these policies "unless authorized by the vote of a majority of its outstanding voting securities." 15

[2]The plaintiffs alleged additional claims that are not the subject of this appeal.

[3]Under section 18(f), a fund generally is prohibited from issuing senior securities, except that a fund may borrow from a bank if it maintains 300% asset coverage for all such borrowings. A senior security is defined in the Investment Company Act as "any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness." 15 U.S.C. § 80a-18(g). Plaintiffs allege that a short sale involves the creation of a senior security because the obligation to repurchase securities sold short creates investment leverage that poses a risk of loss similar to the leverage created by borrowing from a bank.

U.S.C. § 80a-13(a). The parties dispute whether the short sale and senior security restrictions in the trust's registration statement were policies changeable only upon shareholder approval. The district court did not reach this question because it dismissed the action under Fed. R. Civ. P. 12(b)(6) for lack of subject matter jurisdiction. The district court concluded that the plaintiffs' claims were derivative claims and that the plaintiffs lacked standing to bring them in a direct action because they did not allege an injury separate and distinct from any injury suffered by all fund shareholders.[4] This appeal followed.

II.

We review de novo a dismissal under Federal Rule of Civil Procedure 12(b)(6). *See Kelson v. City of Springfield*, 767 F.2d 651, 653 (9th Cir. 1985). We must accept as true all material allegations in the complaint and construe the complaint in the light most favorable to the plaintiffs. *See id.* We may also consider "documents whose contents are alleged in a complaint and whose authenticity no party questions, but which are not physically attached to the pleading." *Branch v. Tunnell*, 14 F.3d 449, 454 (9th Cir. 1994).

III.

As a preliminary matter, the plaintiffs contend the district court erred in applying state law to determine whether their claims were direct or derivative. The plaintiffs argue that the district court was required to look to the language of the ICA to determine whether their claims were direct or derivative,

[4]The United States Supreme Court has expressly declined to address whether there exists an implied private right of action under the ICA. *See Kamen v. Kemper Fin. Servs., Inc.*, 500 U.S. 90, 97 n.4 (1991); *Burks v. Lasker*, 441 U.S. 471, 476 n.5 (1979). However, because the "question whether a cause of action exists is not a question of jurisdiction," it "may be assumed without being decided." *Burks*, 441 U.S. at 476 n.5.

without resorting to state law to supplement its analysis. We disagree.

In *Burks v. Lasker*, 441 U.S. 471 (1979), shareholders in an investment company brought a derivative action alleging that the company's directors had violated their duties under the ICA. Although the action was brought under a federal statute, the Court determined that state corporation law should be applied to determine whether the company's directors had the power to terminate a shareholder derivative action brought under the ICA. The Court explained that "Congress has never indicated that the entire corpus of state corporation law is to be replaced simply because a plaintiff's cause of action is based upon a federal statute" and that "the first place one must look to determine the powers of corporate directors is in the relevant State's corporation law." *Id.* at 478.

In another case brought under the ICA, *Kamen v. Kemper Fin. Servs., Inc.*, 500 U.S. 90 (1991), the Court held that a court entertaining a shareholder derivative action under the ICA must apply the demand futility exception as it is defined by the law of the state of incorporation. The Court stated that "[t]he presumption that state law should be incorporated into federal common law is particularly strong in areas in which private parties have entered legal relationships with the expectation that their rights and obligations would be governed by state-law standards. . . . Corporation law is one such area." *Id.* at 98. The Court concluded that gaps in the ICA "bearing on the allocation of governing power within the corporation should be filled with state law" unless the state law permits action that the federal law prohibits or unless the application of the state law would be inconsistent with underlying federal policy. *Id.* at 99.

[1] While neither *Burks* or *Kamen* addressed whether courts should apply state law to determine whether a claim brought under the ICA is direct or derivative, other courts interpreting *Burks* and *Kamen* have held that state law should apply. *See,*

e.g., Boland v. Engle, 113 F.3d 706, 715 (7th Cir. 1997) (stating that federal courts should apply state corporation law in determining whether a claim under the ICA is direct or derivative); *Green v. Nuveen Advisory Corp.*, 186 F.R.D. 486, 489 (N.D. Ill. 1999) (citing *Kamen* for the proposition that federal courts should generally look to the corporation law of the state where an investment company is incorporated); *Strougo v. Scudder, Stevens & Clark, Inc.*, 964 F. Supp. 783, 790 (S.D.N.Y. 1997) ("To determine whether a claim brought under the ICA is direct or derivative, a court must look to the law of the state in which the fund was incorporated."). We find these cases persuasive and therefore rely upon state law to determine whether the plaintiffs' claims are direct or derivative. We apply Massachusetts law because the trust was organized under the laws of Massachusetts. *See Boland*, 113 F.3d at 715; *Green*, 186 F.R.D. at 489.

IV.

[2] To bring a direct action under Massachusetts law, a plaintiff must allege an injury distinct from that suffered by shareholders generally or a wrong involving one of his or her contractual rights as a shareholder, such as the right to vote. *See Kramer v. Western Pac. Indus., Inc.*, 546 A.2d 348, 351 (Del. 1988); *Lipton v. News Int'l*, 514 A.2d 1075, 1078 (Del. 1986); *Sarin v. Ochsner*, 721 N.E.2d 932, 934 (Mass. App. Ct. 2000) (applying Delaware law to determine whether claims were direct or derivative). In the present case, the plaintiffs allege violations of their contractual rights as shareholders to vote on proposed changes to the short sale and senior security restrictions spelled out in the registration statement filed with the SEC. These allegations are sufficient to satisfy the injury requirement for a direct action under Massachusetts law. Under the plain language of the injury test, which is written in the disjunctive, it is unnecessary to allege an injury distinct from that suffered by shareholders generally if the alleged injury is predicated upon a violation of a shareholder's voting rights. *See Blasberg v. Oxbow Power Corp.*,

934 F. Supp. 21, 26 (D. Mass. 1996) ("That many investors might have been misled, as the plaintiff was, or that the plaintiff might only be minimally injured, does not convert the claim to a derivative one. The claim remains a direct one for wrongs to individual investors rather than to the corporate entity."); *Margolies v. Pope & Talbot, Inc.*, 12 Del. J. Corp. L. 1092, 1103 (Del. Ch. 1986) (mem. op.) ("Under the rules announced in . . . *Lipton*, the plaintiff may bring an individual action or a class action in order to protect his and the voting rights of the members of the class rather than bring a stockholder derivative action."); *see also Yamamoto v. Omiya*, 564 F.2d 1319, 1326 (9th Cir. 1977) (concluding that the district court improperly denied class certification to a direct action alleging denial of shareholders' interest in "fair corporate suffrage"). Accordingly, the plaintiffs have standing to bring their voting rights claims as direct claims under sections 80a-13(a)(2) and (3) of the ICA.

V.

[3] Unlike plaintiffs' claims under sections 80a-13(a)(2) and (3), their direct claim under section 80a-18(f) is not based on an injury to their voting rights. The plaintiffs argue that their injury under section 80a-18(f) is separate and distinct from that suffered by shareholders generally because only shareholders in the series corresponding to the fund were affected, not shareholders in series corresponding to other funds in the trust. We disagree.

[4] A shareholder does not acquire standing to maintain a direct action when the alleged injury is inflicted on the corporation and the only injury to the shareholder is the indirect harm which consists of the diminution in the value of his or her shares. *See Elster v. American Airlines, Inc.*, 100 A.2d 219, 222 (Del. Ch. 1953). While it is true that only shareholders in the series corresponding to the fund, and not shareholders in the other ten series, were affected by the allegedly improper issuance of senior securities, an injury caused sim-

ply by the alleged issuance of senior securities unconnected to any violation of voting rights would be an injury to the trust generally. Therefore, any harm to the fund-series shareholders arising from such an issuance of securities would be only indirect. *See id.* "If the cause of action is based on unlawful acts . . . relating to the capital stock as an entirety, *or a particular class of stock*, it is ordinarily a corporate cause of action and cannot be the basis for an action by a shareholder merely as an individual." 12B William M. Fletcher, *Fletcher Cyclopedia of Corporations* § 5915 (perm. ed. 1993) (emphasis added). We conclude the district court properly held that the plaintiffs lacked standing to bring the claim they alleged under 15 U.S.C. § 80a-18(f) as a direct claim against the defendants.

VI.

In sum, we reverse the district court's dismissal of the plaintiffs' action for lack of subject matter jurisdiction. The plaintiffs have standing to bring, as a direct action, their claims for the alleged violation of their voting rights under sections 80a-13(a)(2) and (3) of the ICA. We affirm, however, the district court's dismissal of the plaintiffs' claim asserted under section 80a-18(f). The district court correctly determined that this claim alleged only indirect harm to the shareholders. The district court did not rule on the additional grounds for dismissal asserted by the defendants. We decline to consider those grounds because at this stage of the litigation their resolution may involve factual questions, and in any event they are best left for determination in the first instance by the district court.

AFFIRMED in part; REVERSED in part; and REMANDED.

Each party shall bear its own costs.

PRINTED FOR
ADMINISTRATIVE OFFICE—U.S. COURTS
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KEVIN P. MUCK (State Bar No. 120918)
JAMES N. KRAMER (State Bar No. 154709)
FELIX S. LEE (State Bar No. 197084)
MICHELLE P. HUDSON (State Bar No. 205542)
BROBECK, PHLEGER & HARRISON LLP
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San Francisco, California 94105
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Attorneys for Defendants

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

CARY AND DENISE LAPIDUS AS TRUSTEES FOR THE CARY AND DENISE LIVING TRUST, on behalf of itself and all others similarly situated,

Plaintiffs,

v.

G. RANDALL HECHT; PAUL H. STEPHENS; ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.; ROBERTSON, STEPHENS & COMPANY, INC.; and ROBERTSON, STEPHENS INVESTMENT MANAGEMENT, INC.,

Defendants.

Case No. C-98-3130 MMC

CLASS ACTION

DEFENDANTS' NOTICE OF MOTION AND MOTION TO DISMISS COMPLAINT; MEMORANDUM OF POINTS AND AUTHORITIES IN SUPPORT THEREOF

Date: August 24, 2001
Time: 9:00 a.m.
Place: Courtroom of the Honorable Maxine M. Chesney

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TABLE OF CONTENTS

Page

I. INTRODUCTION 1

II. STATEMENT OF FACTS AND PROCEDURAL BACKGROUND 2

A. Statement of Facts 2

B. Procedural History 5

III. SUMMARY OF ARGUMENT AND LEGAL STANDARDS 6

A. Summary of Argument 6

B. Legal Standards 6

IV. PLAINTIFFS' CLAIMS UNDER THE 1940 ACT ARE DEFICIENT AS A MATTER OF LAW 7

A. The Complaint Does Not Establish Any Violation of the 1940 Act 7

1. There Was No Violation of TCF's Fundamental Investment Restrictions, and Hence Plaintiffs Have Not Stated a Claim Under Section 13(a)(3) 7

2. Because Plaintiffs Fail to Show that TCF Issued "Senior Securities" or Deviated from Its Recitals of Policy, There Is No Claim Under Section 13(a)(2) 10

3. The 1940 Act Claims Are Time-Barred 12

4. Plaintiffs Plead No Facts Establishing That the Purported Violations Caused Its Losses 16

5. Even If Plaintiffs Have Viable Claims Under the 1940 Act, the Complaint Is Devoid of Facts Establishing that Various Defendants Could Be Liable 17

V. PLAINTIFFS HAVE FAILED TO ALLEGE FACTS SUFFICIENT TO STATE A VIABLE STATE-LAW CLAIM 18

A. The Complaint Does Not Allege Facts Sufficient to State a Claim for Breach of Contract or Rescission 18

B. Plaintiffs Have Not Stated a Claim for Breach of Fiduciary Duty 20

VI. CONCLUSION 23

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TABLE OF AUTHORITIES

Page(s)

Cases

Balestreri v. Pacifica Police Dep't,
901 F.2d 696 (9th Cir. 1988) 7

Beehan v. Lido Isle Community Ass'n.,
70 Cal. App. 3d 858, 137 Cal. Rptr. 528 (1977) 21

Blatt v. Merrill Lynch, Pierce, Fenner & Smith Inc.,
916 F. Supp. 1343 (D.N.J. 1996) 12

Bloom v. Martin,
865 F. Supp. 1377 (N.D. Cal. 1994), *aff'd*,
77 F.3d 318 (9th Cir. 1996) 6

Branch v. Tunnell,
14 F.3d 449 (9th Cir.), *cert. denied*,
512 U.S. 1219, 114 S. Ct. 2704 (1994) 7

Careau & Co. v. Security Pac. Business Credit, Inc.,
222 Cal. App. 3d 1371, 272 Cal. Rptr. 387 (1990) 18

Chavez v. Industrial Accident Comm.,
49 Cal. 2d 701, 321 P.2d 449 (1958) 19

Cohen v. Stratosphere Corp.,
115 F.3d 695 (9th Cir. 1997) 19

Dorchester Investors v. Peak Int'l Ltd.,
134 F. Supp. 2d 569 (S.D.N.Y. 2001) 12

Eldridge v. Tymshare, Inc.,
186 Cal. App. 3d 767, 230 Cal. Rptr. 815 (1986) 21

Friedlob v. Trustees of the Alpine Mut. Fund Trust,
905 F. Supp. 843 (D. Colo. 1995) 13, 14

Glenbrook Homeowners Ass'n v. Scottsdale Ins. Co.,
858 F. Supp. 986 (N.D. Cal. 1994) 7

Gray v. Winthrop,
82 F.3d 877 (9th Cir. 1996) 16

Henry v. Associated Indemnity Corp.,
217 Cal. App. 3d 1405, 266 Cal. Rptr. 578 (1990) 20

Hoover v. Allen,
241 F. Supp. 213 (S.D.N.Y. 1965) 16

In re Amica, Inc.,
135 B.R. 534 (N.D. Ill. 1992) 19

In re CBT Group PLC Sec. Litig.,
[2000-2001 Transfer Binder] Fed. Sec. L. Rep. (CCH)
¶ 91,317 (N.D. Cal. Dec. 29, 2000) 13

In re Dreyfus Aggressive Growth Mut. Fund Litig.,
[1999-2000 Transfer Binder] Fed. Sec. L. Rep.(CCH)
¶ 90,737 (S.D.N.Y. Jan. 6, 2000) 13

In re Gupta Corp. Sec. Litig.,
900 F. Supp. 1217 (N.D. Cal. 1994) 7

In re ML-Lee Acquisition Fund II, L.P. Sec. Litig.,
848 F. Supp. 527 (D. Del. 1994) 13

In re Nuko Info. Sys. Sec. Litig.,
199 F.R.D. 338 (N.D. Cal. 2000) 7

In re Nuveen Fund Litig.,
No. 94 C 360, 1996 WL 328006 (N.D. Ill. June 11, 1996) 16

In re Prudential Ins. Co. of America Sales Practices Litig.,
975 F. Supp. 584 (D.N.J. 1996) 13

Jablon v. Dean Witter & Co.,
614 F.2d 677 (9th Cir. 1980) 13

Karpus v. Hyperion Capital Mgmt., Inc.,
[1996-1997 Transfer Binder] Fed. Sec. L. Rep. (CCH)
¶ 99,366 (S.D.N.Y. Nov. 18, 1996) 7, 8, 9

Kramer v. Time Warner, Inc.,
937 F.2d 767 (2d Cir. 1991) 7

Krantz v. Prudential Invs. Fund Mgmt. L.L.C.,
77 F. Supp. 2d 559 (D.N.J. 1999) 16

Krouner v. American Heritage Fund, Inc.,
899 F. Supp. 142 (S.D.N.Y. 1995) 8

LaMonte v. Sanwa Bank California,
45 Cal. App. 4th 509, 52 Cal. Rptr. 2d 861, 865 (1996) 22

Lampf, Pleva, Lipkind, Prupis & Petigrow v. Gilbertson,
501 U.S. 350, 111 S. Ct. 2773, *reh'g denied*,
501 U.S. 1277, 112 S. Ct. 27 (1991) 13

Lapidus v. Hecht,
232 F.3d 679 (9th Cir. 2000) 6, 7, 16

Lee v. Interinsurance Exchange,
50 Cal. App. 4th 694, 57 Cal. Rptr. 2d 798 (1996) 21

McMichael v. United States Filter Corp.,
[Current Binder] Fed. Sec. L. Rep. (CCH)
¶ 91, 406 (C.D. Cal. Feb. 26, 2001) 21

Merine v. Prudential-Bache Util. Fund, Inc.,
859 F. Supp. 715 (S.D.N.Y. 1994) 13

Mosier v. Southern Cal. Physicians Ins. Exchange,
63 Cal. App. 4th 1022, 74 Cal. Rptr. 2d 550 (1998) 21, 22

Olmsted v. Pruco Life Ins. Co,
134 F. Supp. 2d 508 (E.D.N.Y. 2000) 12

Omni Financial Corp. v. Cohen,
No. 91 CIV 6837 (RO) (THK), 1994 WL 97125
(S.D.N.Y. March 22, 1994) 14, 16, 17

Potomac Capital Markets Corp. v. Prudential-Bache Corporate Dividend Fund, Inc.,
726 F. Supp. 87 (S.D.N.Y. 1989) 12

Rales v. Blasband,
634 A.2d 927 (Del. 1993) 21

Richard P. v. Vista Del Mar Child Care Service,
106 Cal. App. 3d 860, 165 Cal. Rptr. 370 (1980) 19

Salinger v. Projectavision, Inc.,
934 F. Supp. 1402 (S.D.N.Y. 1996) 15

Seidel v. Lee,
954 F. Supp. 810 (D. Del. 1996) 15

Sheppard v. TCW/DW Term Trust 2000,
938 F. Supp. 171 (S.D.N.Y. 1996) 9, 12

Toombs v. Leone,
777 F.2d 465 (9th Cir. 1985) 13

United States v. Elliott,
62 F.3d 1304 (11th Cir.) *cert. denied sub nom.*,
519 U.S. 859, 117 S. Ct. 161 (1996) 11

United States v. National Ass'n of Securities Dealers, Inc.,
422 U.S. 694, 95 S. Ct. 2427 (1975), *aff'd in part, rev'd in part*,
Haddad v. Crosby Corp., 533 F.2d 1247 (D.D. Cir. 1976) 11

Vu v. California Commerce Club, Inc.,
58 Cal. App. 4th 229, 68 Cal. Rptr. 2d 31, 33 (1997) 20

Weiner v. Mitchell, Silberberg & Knupp,
114 Cal. App. 3d 39, 170 Cal. Rptr. 533 (1980) 21

Winkelman v. Blyth & Co.,
518 F.2d 530 (9th Cir.), *cert. denied*,
423 U.S. 929, 96 S. Ct. 278 (1975) 13

Young v. Nationwide Life Ins. Co.,
2 F. Supp. 2d 914 (S.D. Tex. 1998) 12

Statutes and Codes

California Civil Code
Section 3300 20

Federal Rules of Civil Procedure
Rule 9(b) 1
Rule 12(b)(6) 1, 6

Investment Company Act of 1940 .... passim
Section 13 18
Section 13(a) 5, 6, 17
Section 13(a)(2) 5, 7, 10, 12
Section 13(a)(3) 5, 7, 9
Section 18(f) 5, 6, 7
Section 18(g) 10
Section 48(a) 17

Securities Act of 1933 3
Section 11 13
Section 12(2) 13

Securities Exchange Act of 1934
Section 10(b) 13, 15

Other Authorities

4 Witkin, B. E., *California Procedure, Pleading*,
§ 464 (Witkin Legal Institute, 4th ed. 1997) 19

Dreyfus Strategic Investing,
1987 WL 108242 (No-Action Letter, June 22, 1987) 11

Hazen, T.L., *The Law of Securities Regulation*, §17.8
(West Publishing Co. 3d ed., 1995) 3

SEC Release No. IC-10666,
1979 WL 22127 (Apr. 18, 1979) 10

NOTICE OF MOTION AND MOTION

TO: ALL PARTIES AND THEIR COUNSEL OF RECORD:

PLEASE TAKE NOTICE that on August 24, 2001, at 9:00 a.m. in the Courtroom of the Honorable Maxine M. Chesney, located at the United States District Court, 450 Golden Gate Avenue, San Francisco, California, defendants G. Randall Hecht, Paul H. Stephens, Robertson, Stephens & Company Investment Management, L.P., Robertson, Stephens & Company, Inc., Robertson, Stephens & Company LLC, Robertson Stephens Investment Trust and Robertson, Stephens & Company Investment Management, Inc. (collectively, "defendants") will, and hereby do, move this Court for an order dismissing with prejudice the Complaint filed by plaintiffs Cary and Denise Lapidus ("Plaintiffs")[1].

This motion is brought pursuant to Rules 12(b)(6) and 9(b) of the Federal Rules of Civil Procedure ("Fed. R. Civ. P."), on the grounds that plaintiffs fail to allege facts sufficient to state a claim against defendants. Defendants' motion is based upon: this Notice; the following Points and Authorities; the Declaration of Kevin P. Muck, filed and served herewith; the pleadings, records, and papers on file in this action; such other papers as may be filed at or before the hearing; and arguments made by counsel at the time of the hearing on the motion.

POINTS AND AUTHORITIES

I. INTRODUCTION

Plaintiffs allege that they are former investors in The Contrarian Fund ("TCF" or the "Fund"), a mutual fund seeking maximum long-term growth by aggressive yet flexible investing in attractively priced companies worldwide. After watching the fund post several quarters of disappointing results in 1997, plaintiffs sold their TCF shares at a loss. Ignoring both the market factors that affected TCF's performance and the investment risks discussed in detail in the Fund's

[1] While the "Cary and Denise Lapidus Living Trust" is listed in the caption as the plaintiff in this action, plaintiffs' counsel have acknowledged that a trust is not an entity that can sue. Counsel have indicated their intent to amend under Rule 15(a) so that "Cary and Denise Lapidus, as Trustees" would be identified as plaintiffs, but this was apparently never done. Defendants have gone forward under the assumption, however, that the individuals are the actual plaintiffs in the action.

prospectus, plaintiffs resort to litigation in an effort to shift responsibility for their investment losses to the defendants.

Plaintiffs' attempt to recoup their losses (and, at the same time, seek recovery for other investors) is premised on mischaracterizations of both the relevant law and facts. Perhaps the most significant is plaintiffs' contention that TCF improperly increased the portion of fund assets which could be devoted to short sales. That claim is the linchpin of plaintiffs' entire case. Putting aside the lack of factual allegations demonstrating that increased short sales caused plaintiffs' investment losses, the entire theory is based on the demonstrably false averment that TCF's limitation on short selling was a "fundamental restriction" which could only be changed with shareholder approval. The express language of TCF's Fund Prospectus -- upon which plaintiffs purport to rely, and which is properly the subject of judicial notice by this Court -- demolishes plaintiffs' argument. Indeed, the Fund Prospectus provides that the percentage of fund assets invested in short sales is *not* a "fundamental restriction," and could be changed at any time by the trustees *without shareholder approval.* This incontrovertible fact eviscerates plaintiffs' case.

Other defects mandate dismissal of the Complaint, including the lack of allegations demonstrating that the purportedly improper short sales caused their losses, the fact that plaintiffs' federal claims are barred by the statute of limitations, and plaintiffs' failure to allege the basis for each defendant's liability. In sum, plaintiffs' effort to shift their investment losses to defendants is unavailing as a matter of law, and the Complaint should be dismissed with prejudice.

II. STATEMENT OF FACTS AND PROCEDURAL BACKGROUND

A. Statement of Facts

Plaintiffs allege that they purchased approximately 4,365 shares in TCF in February 1997, for a total investment of $75,000. Complaint ¶ 6. They allegedly sold those same shares in September 1997 for $65,439, incurring a loss of $9,560. *Id.* Plaintiffs now seek to recover this purported loss, and to bring suit on behalf of other persons and entities "who owned shares in [TCF] in 1997 and were injured by the conduct alleged" in the Complaint. *Id.* ¶ 17.

TCF, which commenced operations in 1993, was one of the mutual funds offered by Robertson Stephens Investment Trust (the "Trust"), an open-end series investment company which

offers shares of various mutual funds to investors. Complaint ¶ 8. Each mutual fund was a series of shares of the Trust. *Id.* The trustees are ultimately responsible for overseeing the funds and determining, *inter alia*, the investment policies of each fund. *Id.* ¶¶ 9, 11.

Robertson, Stephens & Company Investment Management, L.P. ("RSIM L.P.") acted as investment adviser to the Trust in connection with TCF.[2] Robertson, Stephens & Company LLC ("RS&Co."), an underwriter and broker-dealer, acted as the Trust's distributor. Aug. 1996 Prospectus (Welch Decl., Ex. A) at 23. Defendant G. Randall Hecht was Chief Operating Officer of RS&Co. and head of its Investment Management Group. *Id.* ¶ 15. Defendant Paul H. Stephens served as Chief Investment Officer of RS&Co. and as TCF's portfolio manager. *Id.* ¶ 16.[3]

TCF's investment objective is maximum long-term growth. At all times relevant, it sought to achieve this growth by aggressive investing in attractively priced companies, focusing on domestic and foreign equity securities of companies believed to be undervalued. These include businesses that had not yet been discovered or become popular, companies which had been unpopular but possessed growth potential due to changed circumstances, companies that had declined in value and no longer commanded an investor following, and other companies temporarily out of favor due to short-term factors. Aug. 1996 Prospectus at 7.

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[2] *See* Fund Prospectus, dated Aug. 15, 1996 and revised Oct. 11, 1996 (hereafter, "Aug. 1996 Prospectus"), at 18. A copy of the Aug. 1996 Prospectus is attached as Ex. A to the Declaration of Dana K. Welch ("Welch Decl."), filed on August 19, 1998. For the convenience of the Court, another copy of the Welch Decl. (with all exhibits) is attached as Ex. A to the Declaration of Kevin P. Muck ("Muck Decl.") filed and served herewith.

Pursuant to the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940 ("1940 Act"), the Trust periodically prepares and files with the SEC an updated Fund Prospectus, along with a Statement of Additional Information ("SAI") which is incorporated into the Prospectus. *See* Hazen, T.L., *The Law of Securities Regulation*, §17.8. (West Publishing Co. 3d ed., 1995); *see also* Complaint ¶ 26. Copies of pertinent portions of each Prospectus and SAI referenced in this memorandum are attached to the Welch Decl. As discussed in Sec. III.B., the Court may take judicial notice of such materials and consider them on a motion to dismiss.

[3] Plaintiffs have also sued: Robertson, Stephens & Company, Inc. ("RS Inc."), the general partner of RSIM L.P. (Complaint ¶ 12); and Robertson, Stephens & Company Investment Management, Inc. ("RSIM Inc."), which was the investment adviser for a completely different fund, the Emerging Growth Fund. Aug. 1996 Prospectus at 23.

At the time of the events alleged in the Complaint, TCF investors were expressly cautioned that, "in implementing its 'contrarian' investment strategy, [the fund] may take positions that are different from those taken by other mutual funds." *See* Aug. 1996 Prospectus at 7. Among other things, the Fund Prospectus explained to investors that TCF may engage in short sales, take positions in options and futures contracts "in anticipation of a market decline," and borrow money to purchase additional portfolio securities. *Id.*; *see also* Complaint ¶ 27 ("[TCF] is permitted in the Prospectus ... to engage in short sales and other leverage creating investment techniques"). The Fund Prospectus also identified and discussed the risks of investing in TCF, including the risks associated with: investing in smaller companies; selling securities short; buying and selling foreign securities and debt securities; borrowing; engaging in options and futures strategies; and TCF's non-diversification and concentration in industries involving oil and energy, base metals and precious metals. Aug. 1996 Prospectus at 13-17.

The Prospectus explained that, unless otherwise specifically stated, each fund's investment objectives and policies "*may be changed* by the Trustees of the Trust *without shareholder approval*. . . ." Aug. 1996 Prospectus at 7 (emphasis added). Only those investment restrictions expressly designated as "fundamental" require a vote of shareholders to be changed. These "fundamental investment restrictions" are enumerated in the SAI. *See* Statement of Additional Information, dated Aug. 15, 1996 and revised Dec. 20, 1996 ("Dec. 1996 SAI") (Welch Decl., Ex. B) at B15, B18. Significantly, although TCF had traditionally limited short sales to no more than 25 percent of its total assets, that policy was not part of the fundamental restrictions. Indeed, the fundamental restrictions imposed *no* percentage limitation on short sales. *See* Dec. 1996 SAI at B15-17; *see also* Statement of Additional Information, dated April 1, 1997 ("Apr. 1997 SAI") (Welch Decl., Ex. D) at B15-17.

In 1997, the trustees decided to provide TCF with greater flexibility to engage in short sale transactions. TCF was authorized to "enter into short sales on securities with a value of up to 40% of the Fund's total assets . . . ." Complaint ¶ 46. On May 5, 1997, the Trust filed a supplement to its April 1, 1997 Prospectus describing the new strategy regarding short sales. *Id.*

Upon approval of the revised strategy, TCF's short position increased slightly. Plaintiffs allege that at the end of the first quarter of 1997, securities sold short accounted for about 22.7 percent of the fund's assets. Complaint ¶ 50. By the end of the following quarter, plaintiffs contend that TCF's short position increased to approximately 26-27 percent. *Id.*

In the meantime, market conditions were creating challenges for TCF and, as a result, its performance during 1997 was disappointing. The fund reported a return of approximately -6.0 percent for the second quarter of 1997, and about -4.7 percent for the first six months of the year. Complaint ¶ 51. Plaintiffs allege that they sold their shares during the following quarter at a loss of approximately $9,560. *Id.* ¶ 6.

B. Procedural History

On July 10, 1998 -- about ten months after selling their TCF shares, and more than a year after the public announcement that short sales could comprise as much as 40 percent of TCF assets -- plaintiffs filed suit. Contending that TCF was prohibited from changing its policy on short sales without shareholder approval, plaintiffs sought recovery for losses sustained during 1997. Complaint ¶ 2.

Plaintiffs originally filed their complaint in Alameda County Superior Court. The Complaint asserted claims for purported violations of Sections 13(a)(2), 13(a)(3) and 18(f) of the 1940 Act, as well as state-law claims for breach of contract, breach of fiduciary duty and rescission. Defendants removed the case to federal court, and filed a motion to dismiss the Complaint in August 1998. Defendants argued in their motion to dismiss that the Complaint was deficient as a matter of law on a number of grounds, including: (1) plaintiffs had no standing to bring a direct action; (2) the claims were time-barred; (3) the Prospectus reserved for the trustees the right to change the short sale restriction without shareholder approval; and (4) plaintiffs had failed to show the requisite causation or damages to support their claims. In March 1999, this Court granted defendants' motion to dismiss with prejudice on the ground that the 1940 Act claims were properly derivative in nature and plaintiffs therefore lacked standing to assert them. The Court did not rule on any of the other issues raised by the motion to dismiss. Plaintiffs appealed from the dismissal.

The Ninth Circuit heard the appeal in August 2000, and issued an opinion in November 2000. It held that plaintiffs' Section 13(a) claims could be brought directly because "the alleged injury is predicated upon a violation of a shareholder's voting rights." *Lapidus v. Hecht*, 232 F.3d 679, 683 (9th Cir. 2000). Conversely, the Court ruled that because plaintiffs' Section 18(f) claim did not implicate the voting rights of the shareholders, but only involved injury to the assets of TCF generally, the claim was derivative and plaintiffs lacked standing. *Id.* Accordingly, the Court reversed dismissal of the Section 13(a) claims, but affirmed dismissal of the Section 18(f) claim, and remanded the case to this Court. *Id.* at 684. The Ninth Circuit did not address any of the other arguments raised by defendants in their motion to dismiss. Plaintiffs elected not to amend their Complaint, and defendants now move to dismiss the remaining claims.

III. SUMMARY OF ARGUMENT AND LEGAL STANDARDS

A. Summary of Argument

The Complaint should be dismissed pursuant to Fed. R. Civ. P. 12(b)(6) for the following reasons:

1. The 1940 Act claims are deficient as a matter of law because: (a) plaintiffs have not alleged (and cannot allege) facts establishing violations of the 1940 Act by any of the defendants, or that losses were caused by such violations; and (b) the claims are time-barred on their face; and

2. Plaintiffs' state-law claims for breach of contract, rescission and breach of fiduciary duty are legally inadequate because: (a) the breach of contract and rescission claims are unsupported by allegations demonstrating, *inter alia*, violation of any contractual obligation or entitlement to rescission, much less that losses were caused by the alleged misconduct at issue; and (b) even if it established that some of the defendants owed plaintiffs a fiduciary duty, the Complaint does not allege conduct constituting a breach of such a duty or damage caused thereby.

B. Legal Standards

A claim should be dismissed under Fed. R. Civ. P. 12(b)(6) when "it is clear from the face of the complaint and judicially-noticed documents that [plaintiff] cannot prevail as a matter of law." *Bloom v. Martin*, 865 F. Supp. 1377, 1381 (N.D. Cal. 1994), *aff'd*, 77 F.3d 318

(9th Cir. 1996). "Dismissal can be based on the lack of a cognizable legal theory or the absence of sufficient facts alleged under a cognizable legal theory." *Balestreri v. Pacifica Police Dep't*, 901 F.2d 696, 699 (9th Cir. 1988).

Among the documents which are properly the subject of judicial notice on a motion to dismiss are those filed with the Securities and Exchange Commission ("SEC"). *In re Nuko Info. Sys. Sec. Litig.*, 199 F.R.D. 338, 341 (N.D. Cal. 2000); *In re Gupta Corp. Sec. Litig.*, 900 F. Supp. 1217, 1228 (N.D. Cal. 1994); *Kramer v. Time Warner, Inc.*, 937 F.2d 767, 773-74 (2d Cir. 1991). In addition, a court assessing the viability of a complaint may consider documents which are referenced in the pleading. *Branch v. Tunnell*, 14 F.3d 449, 454 (9th Cir.), *cert. denied*, 512 U.S. 1219, 114 S. Ct. 2704 (1994); *Glenbrook Homeowners Ass'n v. Scottsdale Ins. Co.*, 858 F. Supp. 986, 987 (N.D. Cal. 1994); *Karpus v. Hyperion Capital Mgmt., Inc.*, [1996-1997 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 99,366 (S.D.N.Y. Nov. 18, 1996) (in ruling on motion to dismiss claims under 1940 Act, court may consider trust prospectus).[4]

IV. PLAINTIFFS' CLAIMS UNDER THE 1940 ACT ARE DEFICIENT AS A MATTER OF LAW

A. The Complaint Does Not Establish Any Violation of the 1940 Act[5]

1. There Was No Violation of TCF's Fundamental Investment Restrictions, and Hence Plaintiffs Have Not Stated a Claim Under Section 13(a)(3)

Section 13(a)(3) of the 1940 Act provides, in pertinent part, that an investment company may not, "deviate from any investment policy which is changeable only if authorized by shareholder vote, or deviate from any policy [designated as fundamental]. . . ." In its fifth cause of action, plaintiffs contend that increasing the fund's short sale flexibility ran afoul of this statutory provision. That contention is refuted by the very documents upon which plaintiffs purport to rely,

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[4] Copies of authorities not found in official reporters are attached to the accompanying Appendix of Supplemental Authorities.

[5] As noted above, the Ninth Circuit has affirmed the dismissal with prejudice of Plaintiffs' Sixth Cause of Action (Complaint ¶¶ 77-79), for violation of Section 18(f) of the 1940 Act. *Lapidus*, 232 F.3d at 684. The only remaining 1940 Act claims are for violation of Sections 13(a)(2) and (3).

1 including the Fund Prospectus and SAI incorporated therein.

2 In determining whether an investment company has improperly deviated from its
3 fundamental investment restrictions, the language of the fundamental restrictions must be carefully
4 scrutinized and interpreted strictly according to its terms. *See Krouner v. American Heritage Fund,*
5 *Inc.*, 899 F. Supp. 142, 148-49 (S.D.N.Y. 1995); *Karpus v. Hyperion Capital Mgmt., Inc.*, [1996-
6 1997 Transfer Binder] Fed. Sec. Rep. (CCH) ¶ 99,366 (S.D.N.Y. Nov. 18, 1996). Plaintiffs make
7 the conclusory assertion that the 25 percent limit was "a fundamental restriction" (Complaint ¶ 44),
8 but do not allege any basis for that claim. Indeed, while plaintiffs note that TCF's fundamental
9 restrictions requiring shareholder approval are set forth in the SAI (*id.* ¶ 40), they conspicuously
10 fail to allege that those restrictions say anything about the permissible percentage of short sales.
11 This omission is not inadvertent: the SAI contains no such limitation. One can scour the
12 fundamental restrictions without ever locating any percentage limitation on TCF's short sales. *See*
13 Dec. 1996 SAI (Welch Decl., Ex. B) at B15-17.[6]

14 Plaintiffs are thus forced to point to language in the August 1996 Prospectus, which
15 states that "no fund will sell securities short if, immediately after and as a result of the sale, the
16 value of all securities sold short . . . exceeds 25% of total assets." Complaint ¶ 39; Aug. 1996
17 Prospectus (Welch Decl., Ex. A) at 14. The Prospectus conspicuously does *not* state that this
18 practice is a fundamental restriction which can only be modified by the shareholders. To the
19 contrary, the preceding section of the Prospectus, entitled "Investment Objectives and Policies,"
20 expressly provides that:

21 The investment policies of each Fund may, unless otherwise
22 specifically stated, be changed by the Trustees of the Trust without shareholder approval as may each Fund's investment objective.

23 *Id.* at 7.

24 Because the Fund's "25 percent" strategy was not designated as a fundamental

25

26 [6] Moreover, after specifically identifying the fundamental restrictions, the SAI reiterates
27 that, "Except for the investment restrictions listed above as fundamental or to the extent designated as such in a Prospectus, the *other investment policies* described in this Statement or in the
28 Prospectus *are not fundamental and may be changed by approval of the Trustees.*" Dec. 1996 SAI (Welch Decl., Ex. B) at B18 (emphasis added).

1 restriction changeable only with shareholder approval, there is no claim under Section 13(a)(3).
2 *See Krouner*, 899 F. Supp. at 148-49. In *Krouner*, plaintiffs argued that a mutual fund's
3 investment in high-risk "small cap" securities constituted an improper deviation from investment
4 policies which were changeable only by shareholder vote. 899 F. Supp. at 148. After examining
5 the fund's prospectus and its list of policies which could only be revised with shareholder
6 authorization, the court found that, "[n]owhere included in this list is any policy regarding
7 investment in 'small cap' securities, or securities in the types of companies with which plaintiff is
8 concerned." *Id.* Accordingly, the court dismissed the Section 13(a)(3) claim.

9 Similarly, in *Karpus*, [1996-1997 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶
10 99,366, the fund stated in its prospectus that its "investment objectives" were fundamental and not
11 subject to change without shareholder approval. *Id.* at 96,307. The section of the prospectus
12 entitled "Investment Objectives and Policies" included a statement that assets would be managed
13 "so as to reduce sensitivity to changes in interest rates. . . ." *Id.* at 96,306. Plaintiffs contended that
14 this was an "investment objective," was therefore fundamental, and had been improperly changed
15 without shareholder approval. *Id.* The court determined that a "careful reader" would understand
16 that the statement in question was an "investment policy" (not an "objective"). *Id.* at 96,307.
17 Because investment *policies* were not designated as fundamental, deviation did not require
18 shareholder approval. *Id.* at 96,308. The Section 13(a)(3) claim was dismissed. *Id.*[7]

19 In sum, the law is clear that unless a policy is specifically identified as
20 "fundamental" or changeable only with shareholder approval, deviation does not give rise to a
21 claim under Section 13(a)(3). Plaintiffs cannot allege facts showing that TCF's practice of limiting
22 short sales to 25 percent of its assets was a restriction changeable only with shareholder
23 authorization; to the contrary, the Fund Prospectus and SAI establish unequivocally that it was not.
24 Inasmuch as increasing the allowable short sales to 40 percent did not require shareholder
25 approval, the Court must dismiss plaintiffs' fifth cause of action.

26 [7] *See also Sheppard v. TCW/DW Term Trust 2000*, 938 F. Supp. 171, 179-80 (S.D.N.Y.
27 1996) (no violation of Section 13(a)(3) where defendants allegedly deviated from an investment policy; only specified "investment objectives" had been designated as fundamental, not the
28 strategies or policies for attaining those objectives).

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2. Because Plaintiffs Fail to Show that TCF Issued "Senior Securities" or Deviated from Its Recitals of Policy, There Is No Claim Under Section 13(a)(2)

Section 13(a)(2) prohibits investment companies from engaging in certain enumerated activities – including the issuance of senior securities[8] – "except ... in accordance with the recitals of policy contained in its registration statement." Plaintiffs' fourth cause of action is based on the allegation that, in increasing short sales above 25 percent, defendants violated Section 13(a)(2) by issuing senior securities in contravention of the Fund's recited policies. Complaint ¶¶ 33, 72. That claim fails for at least two reasons: (1) there are absolutely no facts demonstrating that TCF ever issued senior securities; and (2) even if plaintiffs could show that the increased short sales constituted the issuance of senior securities, the Complaint does not establish (in the language of the statute) any deviation from the "recitals of policy contained in TCF's registration statement."

First, plaintiffs' stated premise – that TCF issued senior securities by increasing the amount of short sales (Complaint ¶ 72) – is simply wrong, as both a legal and factual matter. Indeed, the SEC has addressed the issue and disposed of plaintiffs' argument.

The purpose of restricting the issuance of senior securities is to ensure that investment companies do not unduly leverage their portfolios. Issuing senior securities and engaging in borrowing can magnify the potential for gain or loss on monies invested, even though the investment company's net assets remain the same. SEC Release No. IC-10666, 1979 WL 22127, at *4 (Apr. 18, 1979) (hereafter, "Rel. No. 10666").[9] In Rel. No. 10666, the SEC made clear that leverage-creating transactions, such as short sales, will not run afoul of the 1940 Act "if the investment company 'covers' the senior security by establishing and maintaining certain 'segregated accounts.'" Rel. No. 10666, at * 8. The SEC explained that such segregated accounts "would limit the investment company's risk of loss," and "function as a practical limit on the amount of leverage which the investment company may undertake and on the potential increase in

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[8] Section 18(g) of the 1940 Act defines "senior security" to include "any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness. . ."

[9] A copy of Rel. No. 10666 is attached to the accompanying Appendix of Supplemental Authorities.

1 the speculative character of its outstanding common stock." *Id.*[10] In other words, the proper
2 maintenance of such segregated accounts acts to collateralize an investment company's short sales,
3 avoids the problems that the statute is designed to prevent, and provides a "safe harbor" for
4 investment companies engaging in short sales or similar leverage-creating transactions.

5 The SEC subsequently developed segregation requirements. For short sales of
6 securities, a fund should establish a segregated account with cash or certain liquid assets that, when
7 added to the amounts deposited with a futures commission merchant or a broker as margin, equal
8 the market value of the instruments or currency underlying the short sales. *Dreyfus Strategic*
9 *Investing,* 1987 WL 108242, at *6 (No-Action Letter, June 22, 1987).[11] In *Dreyfus Strategic*
10 *Investing*, the SEC confirmed that when an investment company enters into short sale transactions
11 (among other leverage-creating transactions) subject to the segregation requirements described
12 above, it does not issue senior securities. In response to a query from two investment companies,
13 the SEC stated, "We agree that, if a fund meets the segregation requirements [established by the
14 SEC], *a 'senior security' would not be present...*" *Id.* at *8 (emphasis added).

15 In discussing TCF's short sales, the SAI (which is incorporated by reference in the
16 Fund Prospectus) addresses these segregation requirements and explains that:

17 > All short sales must be fully collateralized. The Fund maintains the
18 > collateral in a segregated account consisting of cash and/or U.S.
> government securities sufficient to collateralize its obligation on the
19 > short positions.

20 TCF Financial Statement at 25, attached to the SAI dated April 1, 1997 (Welch Decl., Ex. D).
21 Nowhere in the Complaint do plaintiffs allege that TCF failed maintain to segregated accounts
22 sufficient to collateralize its short sales. As a result, there is no basis for the claim that TCF's short

23

24 [10] The Supreme Court has explained that the SEC is the "agency charged with administration of the [1940 Act]," and accordingly its interpretation of the statutory provisions is
25 entitled to "considerable weight." *United States v. National Ass'n of Securities Dealers, Inc.*, 422 U.S. 694, 719, 95 S. Ct. 2427, 2442 (1975), *aff'd in part, rev'd in part, Haddad v. Crosby Corp.*,
26 533 F.2d 1247 (D.D. Cir. 1976); *see also United States v. Elliott*, 62 F.3d 1304, 1310 (11th Cir.) *cert. denied sub nom.*, 519 U.S. 859, 117 S. Ct. 161 (1996) (explaining that "an SEC release is
27 entitled to great weight").

28 [11] A copy of the *Dreyfus Strategic Investing* No-Action Letter is included with the accompanying Appendix of Supplemental Authorities.

sales constituted the improper issuance of "senior securities" in violation of Section 13(a)(2) of the 1940 Act, which mandates dismissal of plaintiffs' claim.

Even assuming *arguendo* that plaintiffs could show the increased short sales somehow constituted senior securities, they have not alleged a violation of TCF's "recitals of policy." As discussed above, the Prospectus provided that TCF's policy was to limit short sales to a specified percentage of the Fund's assets (initially, 25 percent), and that the policy (like other investment policies) could be "changed by the Trustees of the Trust without shareholder approval." *See* Aug. 1996 Prospectus (Welch Decl., Ex. A) at 7, 14. Thus, when the Trustees changed the policy from 25 percent to 40 percent, they did so in accordance with the express provisions of the Prospectus. In other words, there was no violation of the pertinent "recitals of policy," and hence no violation of Section 13(a)(2). The Fourth Cause of Action must therefore be dismissed.

3. The 1940 Act Claims Are Time-Barred

The Complaint establishes that a reasonable investor would have known – or at least been on notice – of the underlying facts giving rise to the purported 1940 Act claims more than one year before this action was filed. As a result, the claims are barred by the applicable statute of limitations.

Because there is no express right of action under Section 13 of the 1940 Act,[12] there is no statutorily prescribed limitation period for bringing such claims. Following the rationale of

---

[12] There is a question as to whether an implied private right of action even exists under Section 13 of the 1940 Act. Some courts have recognized such a claim under Section 13(a)(3). *See, e.g., Blatt v. Merrill Lynch, Pierce, Fenner & Smith Inc.*, 916 F. Supp. 1343, 1357 (D.N.J. 1996)("a private right of action exists under the Investment Company Act [for violation of section 13(a)(3)]"); *Potomac Capital Markets Corp. v. Prudential-Bache Corporate Dividend Fund, Inc.*, 726 F. Supp. 87, 93 n.5 (S.D.N.Y. 1989) ("private rights of action have been recognized under Section 13(a)(3)"). However, the issue is not free from doubt. *See Sheppard*, 938 F. Supp. at 180 n.7 (after finding no deviation from fundamental policies, "the Court need not address the disputed issue of whether Section 13(a)(3)... provides a private right of action"); *see also, e.g., Dorchester Investors v. Peak Int'l Ltd.*, 134 F. Supp. 2d 569, 581 (S.D.N.Y. 2001) (holding that no private right of action exists under Section 34(b) of the 1940 Act); *Olmsted v. Pruco Life Ins. Co*, 134 F. Supp. 2d 508, 516 (E.D.N.Y. 2000) (concluding that a private right of action does not exist under Sections 26(e) and 27(i) of the 1940 Act); *Young v. Nationwide Life Ins. Co.*, 2 F. Supp. 2d 914, 928 (S.D. Tex. 1998) (holding that there is no implied right of action under Section 35(d) of the 1940 Act).

1 the United States Supreme Court in *Lampf, Pleva, Lipkind, Prupis & Petigrow v. Gilbertson*, 501
2 U.S. 350, 111 S. Ct. 2773, *reh'g denied*, 501 U.S. 1277, 112 S. Ct. 27 (1991), which held that
3 claims under Section 10(b) of the Securities Exchange Act of 1934 are subject to a uniform federal
4 statute of limitations, courts have held that 1940 Act claims must be brought within: (1) one year of
5 the date on which the facts underlying the alleged violation were, or should have been, discovered;
6 and (2) in no event more than three years from the alleged violation. *See, e.g., Friedlob v. Trustees*
7 *of the Alpine Mut. Fund Trust*, 905 F. Supp. 843, 855 (D. Colo. 1995) (claims under Section
8 13(a)(3) of 1940 Act); *Blatt*, 916 F. Supp. at 1357-58 (same); *In re Dreyfus Aggressive Growth*
9 *Mut. Fund Litig.*, [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 90,737 (S.D.N.Y. Jan. 6,
10 2000); *Merine v. Prudential-Bache Util. Fund, Inc.*, 859 F. Supp. 715, 721-22 (S.D.N.Y. 1994); *In*
11 *re ML-Lee Acquisition Fund II, L.P. Sec. Litig.*, 848 F. Supp. 527, 552 (D. Del. 1994).[13]
12 Courts have generally held that compliance with the one-year and three-year periods
13 is a substantive requirement, and plaintiffs thus bear the burden of pleading facts demonstrating
14 that their claims were timely filed. *Toombs v. Leone,* 777 F.2d 465, 468 (9th Cir. 1985); *In re*
15 *Prudential Ins. Co. of America Sales Practices Litig.*, 975 F. Supp. 584, 598 (D.N.J. 1996). The
16 limitation period begins when a plaintiff has either (1) "actual knowledge" of the underlying facts,
17 or (2) "constructive notice of the facts, which in the exercise of due diligence, would have led a
18 reasonable person to actual knowledge." *Friedlob*, 905 F. Supp. at 853. Constructive notice does
19 not require disclosure of all of the facts giving rise to a cause of action, but merely enough to alert
20 a reasonable investor that something may be amiss. *See Winkelman v. Blyth & Co.*, 518 F.2d 530,
21 531 (9th Cir.), *cert. denied*, 423 U.S. 929, 96 S. Ct. 278 (1975); *Jablon v. Dean Witter & Co.*, 614
22 F.2d 677, 682 (9th Cir. 1980) ("Constructive notice is knowledge of facts sufficient to make a
23 reasonably prudent person suspicious. . ., thus putting him on inquiry"); *In re CBT Group PLC Sec.*
24 *Litig.*, [2000-2001 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 91,317, at 95,811 (N.D. Cal. Dec.
25 29, 2000) ("The court must determine when plaintiffs had sufficient information of possible
26
27 [13] The one year/three year limitation period also applies to claims brought under, *inter alia*,
Sections 11 and 12(2) of the 1933 Act and Section 10(b) of the 1934 Act. *See Friedlob*, 905 F.
28 Supp. at 853-56.

wrongdoing to place them on 'inquiry notice' or to excite 'storm warnings' of culpable activity.") Thus, in the present case, if the facts were sufficient to provide plaintiffs with actual or constructive notice of its potential claims prior to July 10, 1997 (*i.e.,* one year before commencing litigation), the 1940 Act claims are barred. *Friedlob*, 905 F. Supp. at 854.

Plaintiffs' own allegations reveal that, as a matter of law, they were – at the very least – on notice of their purported claims well before July 1997. Plaintiffs allege that, on or about April 1, 1997, the Trust filed a Prospectus which omitted mention of a 25 percent limitation on short sales (Complaint ¶¶ 41, 42) -- a disclosure which should have been a red flag to an investor who thought that such a limitation was a "fundamental restriction." Moreover, plaintiffs admit that, on May 5, 1997, the Trust filed a supplement to the April 1 Prospectus stating:

> [TCF] *may enter into short sales on securities with a value of up to 40% of the Fund's total assets*, and its position in short sales may have the effect of providing the Fund with investment leverage. To the extent the Fund enters into short sales on a substantial portion of its assets, the Fund will to that extent be exposed to the risks of short sales described above.

Complaint ¶ 46 (emphasis added).

Thus, by May 1997, TCF had clearly and publicly disclosed its revised short sale policy – the very crux of plaintiffs' claims in this action. A reasonable investor who believed that this new strategy was improper would either have knowledge of a purported claim, or would have been put on notice that something might be amiss. Regardless of whether plaintiffs actually reviewed those disclosures at that time, TCF's statements were sufficient to trigger constructive notice and begin running the one-year limitation period on plaintiffs' claims.

Omni Financial Corp. v. Cohen, No. 91 CIV 6837 (RO) (THK), 1994 WL 97125, at *10 (S.D.N.Y. March 22, 1994), is on point, and demonstrates why the claims in this case are untimely. In *Omni Financial*, the plaintiff alleged that an investment company improperly violated the 1940 Act by deviating from one of its investment policies (not investing more than 25 percent of the value of the company's assets in any particular company or industry), and attempted to obtain shareholder approval through false and misleading statements. The court found that statements made in the investment company's public filings were sufficient to put plaintiff on

notice of its purported claims:

> [a]ll of the events and actions alleged by Plaintiffs as proof that Defendants' representations to shareholders . . . were false when made, were made known in *various filings with the SEC* and in annual reports to the shareholders in 1987, 1988 and 1989. . . . Thus *Plaintiff knew or should have known* by that time of the alleged falsity of Defendants' representations, and the Complaint, filed more than one year later, was untimely.

Id., 1994 WL 97125, at *10 (emphasis added). *See also Seidel v. Lee*, 954 F. Supp. 810, 817 (D. Del. 1996) (in finding state-law claims by a mutual fund investor time-barred, court explained that statements in various public documents, including SEC filings, proxy statements and quarterly reports, "could have provided Plaintiff with adequate notice of any alleged misconduct by Defendants"); *Salinger v. Projectavision, Inc.*, 934 F. Supp. 1402, 1412 (S.D.N.Y. 1996) (granting motion to dismiss plaintiffs' Section 10(b) and Rule 10b-5 claims because SEC filings and press releases put plaintiff on inquiry notice more than one year before complaint was filed).

Plaintiffs cannot salvage their claims by arguing that they did not read (or had no reason to know of) the statements in the May 1997 Supplement to the Prospectus. As *Omni Financial* explains, the disclosure of information in SEC filings is sufficient constitute constructive notice. Moreover, the notion that plaintiffs (or other TCF shareholders) were oblivious to the terms of the Fund's filings is belied by the Complaint. Plaintiffs allege that the Prospectus, Registration Statement and SAI constituted an "offer to enter into a contract" and that they (and other shareholders) accepted that "offer." Complaint, ¶¶ 57-58. Having averred that TCF's shareholders expressly agreed to the terms of the Fund's filings, plaintiffs cannot now argue that those terms were unknown.

Nor can plaintiffs contend that the statements in the May 1997 Supplement were insufficient to start the one-year limitation period. They previously argued to this Court that the May 1997 filing did not disclose that the 1940 Act had been violated, because it did not state that the 25 percent restriction had actually been exceeded. However, the Ninth Circuit disposed of this argument by holding that plaintiffs' claims are for alleged injury to their voting rights – in other words, the alleged violation occurred *when plaintiffs were supposedly deprived of the right to vote on a change to the short sale policy*, not when the short sales actually exceeded the 25 percent

threshold. *See Lapidus*, 232 F.3d at 683.

In any event, as discussed above, it is not necessary that plaintiffs learn every fact underlying their claim for the limitation period to begin running. "[I]f a prudent person would have become suspicious from the knowledge obtained through the initial prudent inquiry and would have investigated further, a plaintiff will be deemed to have knowledge of facts which would have been disclosed in a more extensive investigation." *Gray v. Winthrop*, 82 F.3d 877, 881 (9th Cir. 1996), *quoting Briskin v. Ernst & Ernst*, 589 F.2d 1363, 1367 (9th Cir.1978). There can be no question that, at minimum, the May 1997 Supplement put investors on notice of the alleged violation. Thus, the one-year limitation period expired before this action was commenced in July 1998, and the 1940 Act claims should be dismissed.

4. Plaintiffs Plead No Facts Establishing That the Purported Violations Caused Its Losses

In addition to the other problems with their remaining 1940 Act claims, plaintiffs have failed to allege facts establishing that the supposed statutory violations caused the injury for which they seek redress. A claim does not arise under federal law unless there is a causal relationship between an alleged violation of federal law and the injury that is the basis of the claim. *Omni Financial*, 1994 WL 97125, at *7 (granting motion to dismiss 1940 Act claim, because plaintiff failed to adequately plead that the purported violation of the Act caused the complained of injury); *Hoover v. Allen*, 241 F. Supp. 213, 230-33 (S.D.N.Y. 1965) (same); *In re Nuveen Fund Litig.*, No. 94 C 360, 1996 WL 328006, at *8 (N.D. Ill. June 11, 1996) (holding that "causation is a required element of a private claim under § 34(b)" of the 1940 Act); *Krantz v. Prudential Invs. Fund Mgmt. L.L.C.*, 77 F. Supp. 2d 559, 565 (D.N.J. 1999) ("[I]n the context of the [1940 Act], plaintiff must allege enough facts to show that the violations caused some sort of damages.") (citing *Seidel v. Lee*, 954 F. Supp. 810, 818 (D. Del. 1996).

Plaintiffs allege that the Fund's assets decreased in 1997 and they bring suit "to recover these losses." Complaint ¶ 2. Yet they admit that not all of those losses were caused by short sales, but rather only an unidentified portion. *Id.* Moreover, even as to the nebulous losses that were supposedly caused by short sales, plaintiffs have not asserted a single fact indicating that

the *allegedly improper short sales* resulted in losses. Put another way, plaintiffs concede that TCF had the right to engage in short sales up to 25 percent of the Fund's assets; the only transactions at issue are those above that level. In the absence of facts establishing that such purportedly improper transactions caused their losses, the 1940 Act claims should be dismissed. *Omni Financial*, 1994 WL 97125, at *7.

5. Even If Plaintiffs Have Viable Claims Under the 1940 Act, the Complaint Is Devoid of Facts Establishing that Various Defendants Could Be Liable

Plaintiffs have indiscriminately named a host of entities and individuals as defendants, apparently without much thought as to how they could conceivably be liable. Putting aside their failure to allege that *anyone* violated the 1940 Act, plaintiffs would nonetheless be unable to proceed against the majority of defendants.

Section 13(a) merely makes it unlawful for an *investment company* to engage in the practices specified therein. Accordingly, if there is a claim for violations of Section 13(a), no defendant other than an investment company can be held liable for breach of its provisions.

Even if plaintiffs contend that other defendants can be sued as "control persons" under Section 48(a) – an allegation that is not contained anywhere in the Complaint – they have still failed to set forth the factual basis for any such claim. Plaintiffs make the conclusory assertion that the defendants (in unspecified ways) somehow "controlled and participated in" TCF's "investment decisions." Complaint ¶ 54. Conspicuously lacking, however, are any allegations explaining what this vague assertion means, or purporting to show what role each defendant supposedly had in the *acts which purportedly give rise to this action.*

For example, plaintiffs do not provide any explanation for naming RS&Co. as a defendant. As noted above, RS&Co. was a broker-dealer which merely acted as the Trust's distributor. It has no conceivable connection to TCF's revised short sale policy or any of the other matters alleged in the Complaint. Moreover, this deficiency has been pointed out to plaintiffs repeatedly since the case was filed (including a discussion in defendants' original motion to dismiss), and they have never even tried to state additional facts to support a claim against RS&Co. – thereby confirming that no facts exist.

Just as baffling is plaintiffs' decision to name RSIM Inc. That entity acted as investment adviser to a completely different fund, the Emerging Growth Fund. *See* Apr. 1997 Prospectus (Welch Decl., Ex. C) at 18. There is no allegation that RSIM Inc. had anything to do with TCF, much less the conduct which purportedly violated the 1940 Act.

Indeed, the Complaint contains no allegation of acts undertaken by Mr. Stephens, Mr. Hecht or any of the other defendants which would make them liable for the alleged violations of Section 13. In light of plaintiffs' complete failure to allege facts demonstrating culpable conduct by these various defendants, the Complaint is subject to dismissal.

V. PLAINTIFFS HAVE FAILED TO ALLEGE FACTS SUFFICIENT TO STATE A VIABLE STATE-LAW CLAIM

In addition to the 1940 Act claims, plaintiffs also seek recovery for breach of contract and rescission (the first and third causes of action) and breach of fiduciary duty (the second cause of action). None of these state law claims can withstand a motion to dismiss.

A. The Complaint Does Not Allege Facts Sufficient to State a Claim for Breach of Contract or Rescission

Plaintiffs' breach of contract and rescission claims are essentially identical. Each is premised on allegations that plaintiffs (and other shareholders) entered into a contract in connection with their investment in TCF, and that the purported contract was breached by virtue of the increased short sales. *See* Complaint ¶¶ 57-59, 67-69. As a matter of law, these allegations are insufficient to state a claim against any of the defendants.

To bring a claim for breach of contract, plaintiffs must plead facts establishing: (1) the existence of a contract; (2) plaintiffs' performance or excuse for non-performance under the contract; (3) defendants' breach of the contract; and (4) damage to the plaintiffs suffered as a result. *Careau & Co. v. Security Pac. Business Credit, Inc.*, 222 Cal. App. 3d 1371, 1388, 272 Cal. Rptr. 387, 395 (1990) (affirming trial court sustaining demurrer for failure to state a cause of action for breach of contract); 4 Witkin, B. E., *California Procedure, Pleading*, § 464 (Witkin Legal Institute, 4th ed. 1997). Plaintiffs have failed to establish these essential elements.

Plaintiffs are merely recasting their basic claim – *i.e.*, that TCF improperly changed

a fundamental restriction without shareholder approval, in contravention of statements in the fund prospectus – as one involving the breach of a "contractual" obligation. However, plaintiffs fail to properly plead the existence of a contract. The Prospectus and SAI are not contracts, and no facts are alleged in the Complaint which substantiate the notion that they are. *See, e.g., Cohen v. Stratosphere Corp.*, 115 F.3d 695, 701 (9th Cir. 1997) (concluding that plaintiffs did not have binding contracts to purchase securities in part because "[a]t most, the Prospectus was a solicitation of offers, to be submitted in the form of subscription agreements"). The only agreement alleged in the Complaint -- a simple purchase and sale agreement -- was one which was fully executed and for which consideration was duly paid. *See* Complaint ¶ 6 (plaintiffs allege that it paid $75,000 in February 1997 and received 4365.5410 TCF shares in return). In light of this fully executed agreement, plaintiffs' allegation that there was a breach (*id.* ¶ 59) or "failure of consideration" (*id.* ¶ 69) is unavailing. *See In re Amica, Inc.*, 135 B.R. 534, 551-52 (N.D. Ill. 1992) (applying California law) ("It is impossible to maintain that a failure of consideration occurred when the contract has been fully executed because by definition, full execution means that consideration has been fulfilled"), citing *Chavez v. Industrial Accident Comm.*, 49 Cal. 2d 701, 321 P.2d 449 (1958).[14]

Moreover, even if one accepts, *arguendo*, that the Prospectus is a contract, by its very terms TCF reserves the right to change its 25 percent short sale restriction at any time, as discussed above. Plaintiffs' claim that the 25 percent restriction could not be changed without shareholder vote, even though the Prospectus expressly reserved such right, is based entirely upon regulatory provisions of the 1940 Act, which are not contractual terms. Thus, no provision of the contract would have been violated by a change in the policy. This is yet another reason why the first and third causes of action fail as a matter of law. *Richard P. v. Vista Del Mar Child Care Service*, 106 Cal. App. 3d 860, 867-68, 165 Cal. Rptr. 370, 374 (1980) (affirming dismissal of breach of contract claim, because "[e]ven assuming that the existence of a contract was properly pleaded.... The facts as alleged in the complaint fail to establish a breach").

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[14] With respect to the so-called rescission claim, it is axiomatic that, "[i]f a contract is fully executed and implemented, then there is nothing left to rescind." *Amica,* 135 B.R. at 551.

1 Furthermore, as discussed above in Section IV.B.4., plaintiffs have not alleged facts
2 establishing that the alleged breach (increasing the percentage of assets to be used in short sales
3 and other leveraged transactions) proximately caused any damage. "Causation of damages in
4 contract cases, as in tort cases, requires that the damages be proximately caused by the defendant's
5 breach, and that their causal occurrence be at least reasonably certain." *Vu v. California Commerce*
6 *Club, Inc.*, 58 Cal. App. 4th 229, 233, 68 Cal. Rptr. 2d 31, 33 (1997) (granting summary judgment
7 against plaintiff for, *inter alia*, failure to prove that alleged breach of contract caused plaintiff's
8 damages). *See also* Cal. Civ. Code § 3300 (providing that measure of damages for breach of
9 contract is "all the detriment *proximately caused thereby*. . . .")(emphasis added).
10 Apart from the other infirmities plaguing the contract and rescission claims, the
11 Complaint seeks relief from defendants (including RS&Co., RSIM Inc., RSIM L.P., Mr. Hecht and
12 Mr. Stephens) who are not even alleged to be parties to any agreement with plaintiffs. By
13 definition, such non-parties cannot be held liable for breach of contract or rescission under any
14 circumstances. See *Henry v. Associated Indemnity Corp.*, 217 Cal. App. 3d 1405, 1416-17, 266
15 Cal. Rptr. 578, 585-85 (1990) (no breach of contract action may arise if there is no direct
16 contractual relationship). Because plaintiffs have completely failed to establish that any defendant
17 breached a contractual obligation, the first and third causes of action cannot survive a motion to
18 dismiss.[15]

19 **B. Plaintiffs Have Not Stated a Claim for Breach of Fiduciary Duty**

20 To state a claim for breach of fiduciary duty, plaintiffs must allege facts showing:
21 (1) the existence of a fiduciary duty; (2) breach of that duty; and (3) damage proximately caused by
22 that breach. *Mosier v. Southern Cal. Physicians Ins. Exchange,* 63 Cal. App. 4th 1022, 74 Cal.
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26 [15] Furthermore, because plaintiffs sold their TCF shares in September 1997, rescission is
not a remedy available to them. *See In re Hathaway Ranch P'ship*, 127 B.R. 859, 863 (C.D. Cal.
27 1990) ("[T]he rescinding party must restore everything of value which she received under the
contract, or offer to restore upon the condition that the other party does likewise"), citing Cal. Civ.
28 Code § 1691(b).

SFRLIB1\KPM\
5524649.01
(3@#%H01!.DOC)

Rptr. 2d 550 (1998).[16] The Complaint does not establish these essential elements.

Most importantly, the purported "breach" -- allegedly deviating from TCF's fundamental restrictions -- is illusory. For the reasons discussed in detail previously, the decision to increase allowable short sales from 25 percent to 40 percent was proper and did not require shareholder authorization.

Moreover, plaintiffs have the additional burden of overcoming the "powerful" presumption afforded by the business judgment rule that defendants' alleged actions were the product of "sound business judgment." *Rales v. Blasband*, 634 A.2d 927, 933 (Del. 1993); *McMichael v. United States Filter Corp.*, [Current Binder] Fed. Sec. L. Rep. (CCH) ¶ 91,406, at 96,272-73 (C.D. Cal. Feb. 26, 2001); *Beehan v. Lido Isle Community Ass'n.*, 70 Cal. App. 3d 858, 865, 137 Cal. Rptr. 528, 531 (1977).[17] In particular, plaintiffs must plead facts which "if proven, would establish fraud, bad faith, overreaching or an unreasonable failure to investigate material facts." *Lee v. Interinsurance Exchange*, 50 Cal. App. 4th 694, 715, 57 Cal. Rptr. 2d 798, 811 (1996). Plaintiffs have not even attempted to allege such facts here.

In addition, for the reasons already discussed above, plaintiffs have failed to plead facts showing that their losses were proximately caused by the alleged breach (*i.e.*, increasing the percentage of TCF assets to be used in short sales and other leveraged transactions). The absence of such facts is fatal to the fiduciary duty claim. *Weiner v. Mitchell, Silberberg & Knupp*, 114 Cal. App. 3d 39, 48, 170 Cal. Rptr. 533, 538 (1980) (demurrer properly sustained to breach of fiduciary duty claim where proximate causation was lacking -- "without proximate causation between the torts alleged and the damages allegedly suffered, there can be no cause of action in tort"); *Mosier*, 63 Cal. App. 4th at 1048, 74 Cal. Rptr. 2d at 568 ("For causation to be established, there must be a nexus between the compensatory damages assessed and the breaches of fiduciary duty").

---

[16] Plaintiffs' fiduciary duty claim is fraud-based, and alleges "willful" misconduct. Complaint ¶ 64. Thus, the requisite elements must be alleged with particularity. Fed. R. Civ. P. 9(b).

[17] The business judgment rule applies at the pleading stage, creating a presumption that corporate managers acted in good faith and within the scope of their offices. *Eldridge v. Tymshare, Inc.*, 186 Cal. App. 3d 767, 776, 230 Cal. Rptr. 815, 820 (1986).

Finally, the Complaint does not establish which of various defendants purportedly owed plaintiffs a fiduciary duty. "A fiduciary or confidential relationship can arise when confidence is reposed by persons in the integrity of others, and if the latter voluntarily accepts or assumes to accept the confidence, he or she may not act so as to take advantage of the other's interest without that person's knowledge or consent." *LaMonte v. Sanwa Bank California*, 45 Cal. App. 4th 509, 517, 52 Cal. Rptr. 2d 861, 865 (1996), citing *Pierce v. Lyman*, 1 Cal. App. 4th 1093, 1101-02, 3 Cal. Rptr. 2d 236, 241 (1991).

Plaintiffs merely make the conclusory assertion that defendants "owed fiduciary duties of care and loyalty to Plaintiff and the other members of the Class by reason of the superior knowledge and expertise of defendants as investment advisors of a Trust in which Plaintiff and the other members of the Class were Trust beneficiaries." Complaint ¶ 62. These bare assertions are insufficient, especially when many of the defendants had no connection with the matters alleged in the Complaint. For instance, as discussed above, RS&Co. was merely a distributor for the Trust. Plaintiffs have not alleged a single fact to establish that RS&Co. owed it any fiduciary duty. Similarly, RSIM acted as an investment advisor to a completely different fund, and there is nothing in the Complaint to show the existence of any duty owed to TCF shareholders. Absent facts showing that the various defendants assumed fiduciary obligations, the claim is deficient as a matter of law. *Mosier,* 63 Cal. App. 4th at 1044, 74 Cal. Rptr. 2d at 565.

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VI. CONCLUSION

For the reasons discussed above, the Complaint should be dismissed in its entirety. Moreover, this action was filed nearly three years ago, and defendants filed their first motion to dismiss shortly thereafter. Plaintiffs have thus had ample opportunity to amend their pleading and allege any additional facts which might bolster their claims. Their decision to stand on the original Complaint is a concession that they cannot improve their allegations and their claims should therefore be dismissed with prejudice.

Dated: June 29, 2001

BROBECK, PHLEGER & HARRISON LLP

By: 
Kevin P. Muck

Attorneys for Defendants.

5/29/2001

Joseph J. Tabacco, Jr. (75484)
Christopher T. Heffelfinger (118058)
BERMAN DEVALERIO PEASE TABACCO BURT & PUCILLO
425 California Street, Suite 2025
San Francisco, CA 94104
Telephone: (415) 433-3200

[Names of additional counsel appear on signature page]

Attorneys for Plaintiffs Cary and Denise Lapidus

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

CARY AND DENISE LAPIDUS As Trustees of the CARY AND DENISE LAPIDUS LIVING TRUST, on behalf of themselves and all others similarly situated, Plaintiffs, v. G. RANDALL HECHT; PAUL H. STEPHENS; ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.; ROBERTSON, STEPHENS & COMPANY, INC; ROBERTSON, STEPHENS INVESTMENT MANAGEMENT, INC.; ROBERTSON STEPHENS & COMPANY, LLC; and ROBERTSON STEPHENS INVESTMENT TRUST, Defendants.	Case No. C-98-3130-MMC **CLASS ACTION** **AMENDED COMPLAINT** Jury Trial Demanded

Plaintiffs Cary and Denise Lapidus, as Trustees of the Cary and Denise Lapidus Living Trust ("plaintiffs"), on behalf of themselves and all others similarly situated, allege on information and belief, except for their own conduct, which is alleged upon personal knowledge, as well as on the discovery and investigation conducted by their attorneys to the date of this pleading, the following:

NATURE OF ACTION

1. Defendants control and manage mutual funds, including the Robertson Stephens Contrarian Fund ("The Contrarian Fund" or the "the Fund"). The Cary and Denise Lapidus Living Trust owned shares of the Fund.

2. By the end of 1997, the assets of The Contrarian Fund had decreased in value by more than 60%, or $407 million, from the assets existing at the beginning of 1997. Total losses on investments during 1997 exceeded $316 million and many investors, after suffering these losses, redeemed their shares for cash at what remained of their investment. Most of the losses were caused by investments made in violation of investment restrictions found in Registration Statements that defendants filed with the SEC. Plaintiffs bring this action to recover these losses.

JURISDICTION AND VENUE

3. This action was commenced by filing a complaint in the Superior Court of California. Defendants removed the case to the Northern District of California based upon claims for relief plaintiffs plead under the Investment Company Act of 1940 ("1940 Act"), 15 U.S.C. §80a-41, *et seq.* to support federal subject matter jurisdiction. Plaintiffs also plead state law claims for relief under the common law and California Civil Code §§1689(a)(2) and (4) and §§17200 and 17500, claims over which this Court has supplemental jurisdiction under 28 U.S.C. §1367.

4. This Court has personal jurisdiction over each defendant, and venue is proper in this judicial district, because each resides, transacts business or is found in this judicial district. During the time period relevant to this action, defendants and their affiliated and related individuals and entities were located at 555 California Street, San Francisco, California 94104.

PARTIES

5. Plaintiffs are the trustees of the Cary and Denise Lapidus Living Trust. On February 27, 1997, they purchased, on behalf of the trust, 4,365.5410 shares in The Contrarian Fund for $75,000. On September 10, 1997, plaintiffs sold these shares for $65,439.46, a loss of $9,560.54.

6. Defendant Robertson Stephens Investment Trust (the "Trust") is an open-end

investment company registered with the Securities Exchange Commission ("SEC"), that offers shares of mutual funds to the public. The Trust was organized on May 11, 1987 under the laws of the Commonwealth of Massachusetts, and is a business entity commonly known as a Massachusetts Business Trust. Each fund consists of a series of shares of the Trust. One of the funds is The Contrarian Fund. The Trust is managed by Trustees who are responsible for overseeing the conduct of the Trust's business. When the Trust submits matters for shareholder vote, shareholders of each series have one vote for each share owned. On matters affecting the interests of one fund, only the shares of the series relating to that fund are entitled to vote.

7. Defendants Robertson, Stephens & Company Investment Management, L.P. ("RSIM LP"), a California limited partnership, and Robertson, Stephens Investment Management, Inc. ("RSIM Inc.") were the Trust's investment advisers. Under investment advisory agreements with the Trust, the investment advisers, subject to ultimate supervision and direction by the Trustees, determined the investments purchased or sold by The Contrarian Fund, and they were obligated to do so in conformity with the Trust's Registration Statement that included the Fund's Prospectus and Statement of Additional Information.

8. Defendant Robertson, Stephens & Company, Inc. ("RS&Co.") was the general partner of the Trust's investment adviser, RSIM LP, and also was the Trust's principal underwriter.

9. Defendant Robertson, Stephens & Company, LLC ("RS LLC") and its successors were affiliated firms that participated in management and control of the Trust and its investment advisers.

10. The non-individual defendants, including RS & Co. and RS LLC, have engaged in one or more mergers and reorganizations during the time this action has been pending. By virtue of these mergers and reorganizations, one or more successors in interest to one or more of the non-individual defendants, the identities of which are presently not known to plaintiffs, as a matter of law, are liable for the violations alleged herein.

11. Defendant G. Randall Hecht was President, Chief Executive Officer, and Trustee of the Trust. He was a Trustee of the Trust from June 1987. He was Chief Operating Officer of

Robertson, Stephens & Company LLC from January 1993 and head of that firm's Investment Management Group from 1988. Mr. Hecht was a Director of RSIM, Inc. and of Robertson, Stephens & Company, Inc., the sole general partner of RSIM, LP, one of the Trust's investment advisers.

12. Defendant Paul H. Stephens acted as the Robertson Stephens Chief Investment Officer from 1978. He was The Contrarian Fund's portfolio manager since its inception in June 1993 until at least the end of 1997.

CLASS ACTION ALLEGATIONS

13. Plaintiffs bring this action as a class action under Rule 23 of the Federal Rules of Civil Procedure on behalf of the persons and entities who owned shares in The Contrarian Fund in 1997, excluding defendants, their directors, trustees, officers and employees, members of their immediate families, and any entity in which any defendant has a controlling interest (the "Class").

14. The Class Members are so numerous that joinder is impractical. Although the number of Class Members is presently unknown to plaintiffs, defendants have represented that in 1997 there were about 60 million shares of The Contrarian Fund outstanding, a number indicating that there are tens of thousands of shareholders, and therefore Class Members. The identity of these Class Members can be determined from defendants' records.

15. Plaintiffs' claims are typical of the claims of the Class because plaintiffs, like each Class Member, were injured in the same way by the conduct complained of herein.

16. Plaintiffs will fully and adequately represent and protect the interests of the Class. They have retained counsel competent and experienced in class action and investment company litigation. Plaintiffs have no interest, which is contrary to or in conflict with those of the Class they seek to represent.

17. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. The damages suffered by most individual members of the Class are relatively small, so that the expense and burden of individual litigation may make it impractical for the members of the Class individually to redress the wrongs inflicted on them. There will be no difficulty in the management of this action as a class action.

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18. Common questions of law and fact exist and predominate over any questions affecting individual members of the Class. Among the common questions of law and fact are the following:

A. Whether defendants violated fiduciary and contractual duties owed to investors and engaged in unfair business practices;

B. Whether defendants, without a shareholders vote, violated investment policies of The Contrarian Fund that could only be changed by a majority vote of the shareholders;

C. Whether defendants acted willfully, recklessly or negligently in supervising and managing The Contrarian Fund;

D. Whether defendants violated the 1940 Act; and

E. The extent of the damages suffered by the Class Members.

BASIS FOR THE CASE

A. The Trust Is Required To Obtain Shareholders Authorization Before Deviating From Or Changing Fundamental Investment Policies

19. Under the 1940 Act, the Trust is required to file, and has filed annually, a Registration Statement that includes a Prospectus and Statement of Additional Information. Defendants represented to investors that the Prospectus explains concisely the information about the Trust that a prospective investor should know before investing in the Fund.

20. The Trust filed one Registration Statement covering all the funds for which it issues shares. The Trust filed other documents annually, including a semi-annual and annual report for The Contrarian Fund.

21. Section 8(b)(1) of the 1940 Act, 15 U.S.C. §80a-8(b)(1), requires an investment company to state in its Registration Statement whether it reserves freedom of action to engage in certain specified activities, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein.

22. The type of activities about which §8(b)(1) requires a recital of policy in the Registration Statement includes borrowing money, issuing senior securities and concentrating investment in a particular industry or group of industries. When an investment company reserves

1 freedom of action with respect to these activities, the SEC requires that the investment company
2 express definitively, in terms of a reasonable percentage of assets to be devoted to the particular
3 activity, the maximum extent to which it will engage therein.

4 23. Section 8(b)(2) of the 1940 Act, 15 U.S.C. §80a-8(b)(2), requires an investment
5 company to state in its Registration Statement all investment policies which are changeable only if
6 authorized by a majority vote of the shareholders.

7 24. Section 8(b)(3) of the 1940 Act, 15 U.S.C. §80a-8(b)(3), requires an investment
8 company to state in its Registration Statement all policies in addition to those subject to §8(b)(1)
9 and §8(b)(2), which the investment company deems a fundamental policy.

10 25. Section 13(a) of the 1940 Act, 15 U.S.C. §80a-13(a), prohibits an investment
11 company from deviating from any of the recitals of policy made pursuant to §8(b)(1), §8(b)(2) and
12 §8(b)(3), unless first authorized by the vote of a majority of its outstanding voting securities.

13 26. Section 13(a)(2) of the 1940 Act prohibits an investment company from borrowing
14 money or issuing senior securities except in accordance with the recitals of policy contained in its
15 Registration Statement, unless first authorized by the vote of a majority of its outstanding voting
16 securities.

17 27. Section 13(a)(3) of the 1940 Act prohibits an investment company from deviating
18 from any investment policy recited in its Registration Statement in respect of concentration of
19 investments, designated as fundamental or changeable only if authorized by shareholders vote,
20 unless authorized by the vote of a majority of its outstanding voting securities.

21 **B. Investment Restrictions and Limitations In The Registration Statement**

22 28. Consistent with federal law and regulations, the Registration Statement prohibited
23 The Contrarian Fund from borrowing, issuing senior securities, concentrating investments,
24 engaging in short sales and other leverage-creating investment techniques, except as permitted in
25 the Prospectus and Statement of Additional Information.

26 29. On January 16, 1996, the Trust filed a Registration Statement that included a
27 Prospectus and Statement of Additional Information.

28 30. The Prospectus and the Statement of Information are documents that defendants are

required by law to provide to investors to explain how their monies will be invested and the risks so that investors can make an informed decision on whether to own shares of the Trust.

31. Defendants advised investors to read the Prospectus carefully and to keep it for future reference. Defendants also advised investors that they could obtain the Statement of Additional Information by asking defendants for a copy.

32. The Statement of Additional Information that is part of the January 16, 1996 Registration Statement lists in a section entitled "The Funds' Investment Limitations" investment restrictions that may not be changed without the affirmative vote of a majority of the Funds' shareholders, including that the Fund may not:

> a. "make short sales or purchases on margin, except as required in connection with permissible options, futures, short selling and leverage activities, as described elsewhere in the Prospectus and the Statement of Additional Information."
>
> b. "borrow money, except from banks for temporary or emergency purposes, or in connection with otherwise permissible leverage activities, and then only in an amount not in excess of one-third of the value of its total assets."
>
> c. "issue senior securities, as defined in the 1940 Act, except that this restriction shall not be deemed to prohibit the Fund from making any otherwise permissible borrowings, mortgages or pledges, or injury entering into permissible reverse repurchase changes, and options and future transactions."
>
> d. "mortgage, hypothecate, or pledge any of its assets as security for any of its obligations, except as required for otherwise permissible borrowings (including reverse repurchase agreements), short sales, financial options and other hedging activities."
>
> e. "invest more than 25% of the value of the Fund's total assets in the securities of companies engaged in any one industry (except securities issued by the U.S. Government, its agencies and instrumentalities)."

33. The section entitled "The Fund's Investment Limitations" also states that "[a]s a matter of policy, the Trustees would not materially change a Fund's investment objective without shareholders approval." The Prospectus states that The Contrarian Fund's investment objective is "maximum long-term growth."

34. The investment restrictions limited the risks to which defendants could expose investors and thereby limited the amount of money that the Fund could lose. The Registration Statement explained, among other things, that borrowing, senior securities, short sales, forward

and future contracts, indexed securities, repurchase agreements and reverse repurchase agreements were investment techniques that created an increased risk of loss to the Fund as a result of investment leverage. The Registration Statement also explained that concentrating investment in an industry created an increased risk of loss to the Fund..

35. Investment leverage increased the amount of the Fund's money that defendants could lose because leveraging exaggerated changes in the value of the Fund's assets so that, with respect to leveraged investments, such as short sales, that fell in value, the net asset value of the Fund's shares decreased much more than if the Fund was not so leveraged. Similarly, concentrating investment in an industry exaggerated changes in the value of the Fund's assets so that, with respect to concentrated investments in an industry that fell in value, the net asset value of the Fund's shares decreased much more than if the Fund was not so concentrated.

C. Borrowing, Senior Securities and Short Sales

36. The limitations described in the Registration Statement concerning borrowing and senior securities limitations in the Registration Statement incorporate statutory restrictions on an investment company. Short sales require borrowing and create senior securities.

37. Section 18 of the 1940 Act defines what a senior security is and prohibits a registered open-end investment company from issuing a senior security.

38. Sections 18(f)(l) and (g) define a senior security, by reference to indebtedness, as meaning any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness, except that an investment company may borrow from a bank if it maintains asset coverage of at least 300%. As defined in §18(f)(1), asset coverage of 300% means that senior securities may not exceed one-third of the total assets of an investment company.

39. The Registration Statement describes a short sale as a transaction involving a sale of a security, coupled with the promise to repurchase that security in the future. A short sale is a risky transaction because the potential gain is limited, but the potential loss is unlimited.

40. The Registration Statement states that when the Trust enters into a short sale, it places an order to sell a security which it does not own. To meet its contractual obligation to sell the security, the Trust borrows the security in question from a broker and sells it. The Trust is

obligated to return the borrowed security to the broker at a future date that typically is unspecified. When the Trust decides to close out the short sale, it purchases the security and returns the security to the broker from whom it was borrowed

41. A short sale transaction will be profitable if the price of the security at the time it is replaced is less than at the time the short sale was entered into (assuming that the difference in price is greater than the amount of any costs incurred in respect of the short sale). On the other hand, if the market value of the security is greater at the time of replacement than at the time of the short sale, the transaction will result in a loss.

42. A short sale creates a senior security that is subject to the limitations on asset coverage in §18(f) of the 1940 Act, a limitation incorporated by reference in the Fund's investment limitations on borrowing and issuing senior securities, because a short sale requires borrowing.

43. A short sale also involves a pledge of assets because the broker loaning the securities sold short generally requires collateral to be pledged. In addition, the Registration Statements represents that every short sale will be collateralized by a pledge of liquid securities.

44. There are statements in the Prospectus stating that the Fund may engage in short sales, as well as in other leverage-creating investment techniques, but these statements are not found in the section entitled "The Funds Investment Limitations." Rather, such statements are found in other sections of the Prospectus and Statement of Additional Information. The Prospectus that is part of the January 16, 1996 Registration Statement states in such a section, entitled "Short Sales", that the Fund will not sell securities short if, immediately after and as a result of the sale, the value of all securities sold short by the Fund exceeds 25% of total assets.

45. On April 1, 1997 the Trust filed another Registration Statement which included a Prospectus and Statement of Additional Information. The Statement of Additional Information that is part of the April 1, 1997 Registration Statement contains the same investment limitations that may not be changed without the affirmative vote of a majority of the Fund's outstanding voting securities as are found in the Statement of Additional Information that is part of the January 16, 1996 Registration Statement.

46. The Prospectus that is part of the April 1, 1997 Registration Statement also contains the same section entitled "Short Sales" as the one found in the January 16, 1997 Prospectus, with the difference that the 25% of total assets limitation on short sales is deleted. The only mention about a 25% limitation on short sales in the April 1, 1997 Registration Statements is found in the Statement of Additional Information which recites, in a note to The Contrarian Fund's financial statements, that short sale positions are limited to 25% of the Fund's total assets.

E. Defendants Purport To Change Investment Limitations Without Disclosure To Investors And Without A Shareholders Vote

47. On or about December 12, 1996, the Trustees of the Trust met with other defendants and their representatives and removed most of the restrictions on investments that they deemed non-fundamental. This action was never disclosed to investors and plaintiffs do not yet know what restrictions were deemed non-fundamental at this meeting.

48. On or about March 13, 1997, the Trustees of the Trust met with other defendants and their representatives and removed all remaining investment restrictions that they deemed non-fundamental. Again, this action was never disclosed to investors and plaintiffs do not yet know what restrictions were deemed non-fundamental at this meeting.

49. On or about May 5, 1997, the Trust filed a supplement to the Prospectus that is part of the April 1, 1997 Registration Statement. The supplement purported to amend the Prospectus, without a vote of the shareholders, by adding the following:

> The Contrarian Fund may enter into short sales on securities with a value of up to 40% of the Fund's total assets, and its positions in short sales may have the effect of providing the Fund with investment leverage. To the extent the Fund enters into short sales on a substantial portion of its assets, the Fund will to that extent be exposed to the risks of short sales described above.

50. On or about January 2, 1998, the Trust filed another supplement to that Prospectus that is part of the April 1, 1997 Registration Statement, repeating the purported amendment to the restriction on short sales.

51. On or about August 20, 1997, the Trust filed a Proxy Statement inviting shareholders to attend a September 30, 1997 meeting to vote on the election of Trustees and to approve auditors and new investment advisory agreements with RSIM Inc. and RSIM LP and the

Trust. No disclosure was made about, and no vote was requested for, any change in any investment restriction.

52. Defendants never disclosed to investors that any investment restriction had been or was going to be removed or changed. No shareholders' vote was requested or held for any changes in any investment restriction on short sales or with respect to any other investment restriction.

F. The Fund's Semi-Annual And Annual Reports

53. Shareholders must be notified about changes in investment policies. Pursuant to §30 of the 1940 Act, 15 U.S.C. §80a-29, defendants were required to file a report with the SEC about The Contrarian Fund semi-annually. Under subsection (d) of this statute, defendants were required to send investors a copy of the report.

54. The regulations promulgated by the SEC to implement §30 required defendants to report any material change in the Fund's investment policy that had not been approved by shareholders, including any change in the proportion of assets which may be invested in each type of security and any other investment policy set forth in the registrant's charter, by-laws or prospectus. Defendants never gave any notice to shareholders of any such change.

55. On or about August 13, 1997, the Trust filed a semi-annual report about The Contrarian Fund containing financial statements for the six months ended June 30, 1997.

56. The semi-annual report did not disclose any change in investment policy but did disclose that, on June 30, 1997, more than 25% of the Fund's assets were invested in short sales, stating that by the end of the first quarter of 1997, the Fund's short positions were approximately 26% to 27%. The investment of more than 25% of total assets in such sales violated a fundamental investment restriction without a shareholders' vote, and, in doing so, violated § 13(a).

57. The August 13, 1997 semi-annual report also contained information indicating that concentration of investments in the mining industry exceeded 25%. They were approximately 26% to 27% of total assets and were valued at approximately $244 million. The concentration of investment in mining in excess of 25% violated a fundamental investment restriction without a shareholders' vote and, in doing so, violated § 13(a).

1 58. The semi-annual report did not disclose any change in investment policy but did
2 disclose that in the first six months and second quarter of 1997, the Fund lost money, reporting
3 returns of -6.01% and -4.71% respectively.
4 59. On or about January 30, 1998, the Trust filed an annual report for The Contrarian
5 Fund containing financial statements for the year ended December 31, 1997. The annual report
6 did not disclose any change in investment policy, but did disclose that the Fund's short sales
7 positions continued to exceed 25% of total assets and were 25% to 35% of assets for most of 1997.
8 Again, this investment of more than 25% in short sales violated a fundamental investment
9 restriction without a shareholders' vote and, in doing so, violated § 13(a).
10 60. The annual report also contained information indicating that investments in the
11 mining industry continued to exceed 25% and were 36.4% of the Fund's assets on December 31,
12 1997. These investments were now valued at approximately $146 million, a $98 million reduction
13 from the value stated on June 30, 1997. Again, this concentration exceeding 25% violated a
14 fundamental investment restriction without a shareholders' vote and, in doing so, violated § 13(a).
15 61. The annual report disclosed that the Fund's total losses for 1997 exceeded $316
16 million. Defendants attributed 77% of the losses, or approximately $244 million, to investments
17 in the mining industry and that about 16% of the losses, or approximately $50 million, were
18 caused by short sales and positions in S&P put options.
19 62. The annual report disclosed that in the fourth quarter and twelve month period
20 ended December 31, 1997, the Fund suffered serious losses, reporting returns of -22.19% and
21 -29.51% respectively.
22 63. The annual report contains information indicating that during the time the Fund
23 was losing money in 1997, investors redeemed about 55 million shares of the Trust's shares that
24 reflected investment in The Contrarian Fund, requiring the Trust to pay out more than $821
25 million. At the same time, the Trust sold almost 25 million newly issued shares and received more
26 than $405 million for these shares, new funds that were used to pay off old investors.
27 64. The total decrease in the net assets of The Contrarian Fund by December 31, 1997
28 from both losses in investments and net redemption of shares was more than $407 million.

G. Interpreting The Fund's Investment Limitations

65. The Fund's investment limitations that may not be changed without a shareholders vote are stated in two parts. The first part is a categorical prohibition, including that the Fund may not

a. "make short sales or purchases on margin";

b. "borrow money";

c. "issue senior securities, as defined in the 1940 Act";

d. "mortgage, hypothecate, or pledge any of its assets as security for any of its obligations";

e. "invest more than 25% of the value of the Fund's total assets in the securities of companies engaged in any one industry."

66. The second part of the investment limitations is a qualification stated as an exception to the prohibition that references other parts of the Prospectus and Statement of Additional Information, such as:

a. no short sales or purchases on margin – "except as required in connection with permissible options, futures, short selling and leverage activities, as described elsewhere in the Prospectus and the Statement of Additional Information."

b. no borrowing of money – "except from banks for temporary or emergency purposes, or in connection with otherwise permissible leverage activities, and then only in an amount not in excess of one-third of the value of its total assets."

c. no issuing of senior securities – "except that this restriction shall not be deemed to prohibit the Fund from making any otherwise permissible borrowings, mortgages or pledges, or injury entering into permissible reverse repurchase changes, and options and future transactions."

d. no pledging of assets – "except as required for otherwise permissible borrowings (including reverse repurchase agreements), short sales, financial options and other hedging activities."

e. no investment of more than 25% of the Fund's assets in any one industry – "except securities issued by the U.S. Government, its agencies and instrumentalities."

67. Based upon the reference in the "The Funds' Investment Limitations" to other sections of the Prospectus and Statement of Additional Information, the 25% limitation on short sales set forth in a section of the January 16, 1996 Registration Statement entitled "Short Sales" was incorporated into and modified the absolute prohibition on all short sales, borrowing (except

from banks), issuing senior securities and pledging assets. As a part of "The Fund's Investment Limitations", the 25% limitation could not be changed without a shareholders vote.

68. Defendants, however, represent that they did not intend for the 25% limitation on short sales to be incorporated into "The Funds' Investment Limitations" based on the rationale that investment policies in other parts of the Prospectus and Statement of Additional Information must be specifically designated as fundamental if they were to be so incorporated.

69. Whether the Registration Statement is read as a whole incorporating investment policies into the Fund's investment limitations that are subject to a shareholders vote, or read to incorporate only those policies designated as fundamental, the result is the same.

70. Defendants violated fundamental policies and investment limitations of the Fund changeable only by a shareholders vote, by engaging in short sales that exceeded 25% of the Fund's assets or by engaging in short sales in violation of the categorical prohibition, by borrowing money in excess of one-third of the Fund's assets or by borrowing money (except from a bank) in violation of the categorical prohibition, by issuing senior securities in excess of the minimum asset coverage required or by issuing senior securities in violation of the categorical prohibition, by pledging assets other than for hedging activities or by pledging assets in violation of the categorical prohibition, and by investing more than 25% of the Fund's assets in one industry. In addition, defendants materially changed the investment objective of the Fund from maximum long-term growth to speculative investment thereby violating another investment policy that is changeable only by a shareholders' vote.

H. Discovery of the Violations

71. It was not until the Trust filed the semi-annual report about The Contrarian Fund on or about August 13, 1997 that plaintiffs could have learned that defendants were committing the violations of law alleged herein.

72. Before that semi-annual report was issued, defendants made no public statement and did not send any document to any investor disclosing that defendants were making investments in violation of the Registration Statement. Defendants never indicated to shareholders at any time that they had removed any investment restrictions that they deemed non-fundamental,

or that defendants had changed the 25% limitation on short sales and had filed an amendment to the Registration Statement.

73. Plaintiffs and the other Members of the Class made and held their investments in the Fund based upon a Prospectus and Statement of Additional Information without knowing that defendants had purported to change the investment policies stated therein to materially increase the risks to investors.

I. Procuring And Causing The Violations

74. Each defendant is liable for the violations of §13(a) of the 1940 Act alleged herein pursuant to §48(a) of that statute because each procured and caused those violations. Each defendant procured and caused those violations through, among other things, exercising their control over the Trust.

75. The Trust prospectus represents that RS LLC, RS & Co., and Paul H. Stephens are control persons of RSIM LP. RSIM LP paid the expenses incurred by the Trust in managing The Contrarian Fund. RSIM LP was also an investment adviser to the Trust.

76. The Prospectus collectively refers to RSIM LP and RSIM Inc. as the single entity, "Robertson Stephens Investment Management." Robertson Stephens Investment Management made the investment decisions for the Trust. It determined the composition of the Trust portfolio, the nature and timing of changes to the portfolio, and the manner of implementing such changes. It provided investment advice, research and related services for the investment of the Trust's assets.

77. Robertson Stephens Investment Management was also responsible for the overall management of the Trust's business affairs, provided office space to the Trust, selected officers and Trustees of the Trust, and paid certain expenses of the Trust. Robertson Stephens Investment Management paid all salaries and expenses of the Trust's executive officers.

78. Defendant RS & Co. was the sole general partner of RSIM LP and RSIM LLC. It also advised the Trust directly.

79. Defendant Paul H. Stephens founded RS LLC and was its Chief Investment Officer. The prospectus designates him as a control person of RSIM LP. He served as the

portfolio manager of The Contrarian Fund and directed its investments on a day to day basis. Stephens attended meetings of the Trustees of the Trust. He was also a member of RS LLC.

80. Defendant G. Randall Hecht was a Trustee of the Trust and acted as Chairman of the meetings of the Trustees. As Trustee, Hecht was responsible for and exercised direct control over the conduct of the Trust's business. He was the Chief Operating Officer of RS & Co. since 1993, the head of the Investment Management Group of RS LLC since 1988, the Secretary of RSIM LP since 1993, and the President and Chief Executive Officer of the Trust since 1988. He was a limited partner of RS LLC and a member of the Management and Executive Committees of RS & Co. He also was a Director of RS & Co., a Director of RSIM LP, and a Member of RS LLC.

FIRST CLAIM FOR RELIEF:

SECTION 13(a) OF THE 1940 ACT

81. Plaintiffs repeat and reallege the allegations set forth in paragraphs 1 through 80 as if fully set forth herein.

82. Based on reading the Registration Statement as a whole, defendants violated the investment limitations on borrowing, issuing senior securities, pledging assets, short sales and concentration of investments, restrictions that were changeable only by a shareholder's vote. Alternatively, based on reading the Fund's investment limitations as consisting only of the statements contained in the section entitled "The Fund's Investment Limitations," plus only those other investment policies specifically designated as fundamental, defendants violated the investment limitations on borrowing, issuing senior securities, pledging assets, short sales and concentration of investments, restrictions that were changeable only by a shareholder's vote

83. Plaintiffs and the other Class Members were injured because defendants increased the risk and investment leverage of the Fund, thereby losing more money than they would have been able to lose had they not violated the Registration Statement.

84. Defendants are liable to plaintiffs and the other Class Members pursuant to §§ 13(a) and 48(a) of the 1940 Act for the damages that they sustained.

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SECOND CLAIM FOR RELIEF:

SECTION 13(a) OF THE 1940 ACT

85. Plaintiffs repeat and reallege the allegations set forth in paragraphs 1 through 80 as if fully set forth herein.

86. Defendants violated the Registration Statement by materially changing the investment objective of the Fund from maximum long-term growth to speculative investment without a shareholders' vote.

87. Plaintiffs and the other Class Members were injured because defendants increased the risk and investment leverage of the Fund, thereby losing more money than they would have been able to lose had they not violated the Registration Statement.

88. Defendants are liable to plaintiffs and the other Class Members pursuant to §§ 13(a) and 48(a) of the 1940 Act for the damages that they sustained.

THIRD CLAIM FOR RELIEF:

BREACH OF CONTRACT

89. Plaintiffs repeat and reallege the allegations set forth in paragraphs 1 through 80 as if fully set forth herein.

90. The Registration Statement, Prospectus and Statement of Additional Information constituted a contract to which defendants and plaintiffs and other Class Members were a party on the terms stated in the Registration Statement.

91. Defendants breached the contract with plaintiffs and the other Members of the Class by violating the investment restrictions on borrowing, issuing senior securities, pledging assets, making short sales and concentrating investments, as well as by materially changing the investment objective of the Fund.

92. Defendants also breached the contract by purporting to remove supposedly non-fundamental investment restrictions without a shareholder's vote and without notifying shareholders that they had taken this action or disclosing what investment restrictions defendants considered non-fundamental.

93. Plaintiffs and the other Class Members were injured because defendants lost more

money than they otherwise would have lost by adhering to the investment restrictions in the Registration Statement, Prospectus and Statement of Additional Information.

94. Defendants are liable to plaintiffs and the other Class Members for the damages they sustained.

FOURTH CLAIM FOR RELIEF

BREACH OF FIDUCIARY DUTY

95. Plaintiffs repeat and reallege the allegations set forth in paragraphs 1 through 80 as if fully set forth.

96. Defendants, and each of them, owed fiduciary duties of care and loyalty to plaintiffs and the other Class Members by reason of the superior knowledge and expertise of defendants as investment advisers of a Trust in which plaintiffs and the other Class Members were Trust beneficiaries.

97. Defendants, and each of them, owed a duty of due care and loyalty to plaintiffs and the other Class Members to invest shareholders' moneys in compliance with the investment policies in the Registration Statement, Prospectus and Statement of Additional Information, and the duty to disclose to shareholders any violations of the investment policies or changes that they purported to make to the investment policies.

98. Defendants breached their fiduciary duties by violating the express investment restrictions set forth in the Registration Statement, Prospectus and Statement of Additional Information and by violating and changing investment restrictions without notice to shareholders or a shareholders' vote.

99. Plaintiffs and other Class Members were injured by defendants' breaches of fiduciary duty because they lost more money than they would have lost by adhering to the investment restrictions in the Registration Statement, Prospectus and Statement of Additional Information. Defendants acted willfully and with conscious disregard for the rights of plaintiffs and the other Class Members.

100. Defendants are liable to plaintiffs and the other Class Members for the damages they sustained and for exemplary and punitive damages.

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FIFTH CLAIM FOR RELIEF

RESCISSION

(California Civil Code §§ 1689(a) (2) and (4))

101. Plaintiffs repeat and reallege the allegations set forth in Paragraphs 1 through 80 as if fully set forth herein.

102. Plaintiffs and the other Class Members purchased shares in The Contrarian Fund in reliance on representations that defendants made in the Registration Statement, Prospectus and Statement of Additional Information that the Trust would not make investments except in accordance with the investment restrictions stated therein.

103. Plaintiffs and other Class Members fully performed their obligations to defendants by paying for the shares that they purchased in The Contrarian Fund.

104. The consideration for the purchases made by plaintiffs and the other Class Members failed in material part through the fault of defendants in making investments in violation of the Registration Statement, Prospectus and Statement of Additional Information, and by removing purportedly non-fundamental investment restrictions without notice to shareholders and by violating fundamental restrictions without a shareholders' vote.

105. Plaintiffs and the other Class Members were injured as a result of defendants' misconduct. Defendants are liable to plaintiffs and the other Members of the Class for rescissionary relief.

SIXTH CLAIM FOR RELIEF

UNFAIR BUSINESS PRACTICES

(California Civil Code §§ 17200, 17500)

106. Plaintiffs repeat and reallege the allegations set forth in paragraphs 1 through 80 herein as if fully set forth herein.

107. Defendants acquired money from members of the general public by use of unfair and deceptive business practices and advertising that deceived plaintiffs and other Class Members.

108. In a Prospectus and Statement of Additional Information that they issued to investors defendants promised that they would adhere to investment restrictions stated therein, but

1 unbeknownst to investors, they had decided to abandon.

2 109. Defendants' conduct constitutes unfair business practices in violation of Cal. Civil.
3 Code §§ 17200, 17500 entitling plaintiff and the other Class Members to an order of restitution
4 requiring defendants to refund to them monies obtained thereby.

5 **PRAYER FOR RELIEF**

6 WHEREFORE, plaintiffs pray for judgment and orders against defendants that

7 (a) Certify prosecution of this action as a class action;

8 (b) Awards plaintiffs and the other Class Members the damages they sustained;

9 (c) Awards exemplary and punitive damages;

10 (d) Grants restitution or rescission, as appropriate;

11 (e) Awards plaintiff interest, attorneys' and expert fees, and the costs and
12 disbursements of this action and such other or different relief as the Court deems just.

13 DATED: August 29, 2001 **STAMELL & SCHAGER, LLP**

14

15 By: [signature] (JJT)
Jared B. Stamell

16

17 One Liberty Plaza, 35th Floor
New York, New York 10006-1404
Telephone: (212) 566-4047

18

19 Joseph J. Tabacco, Jr.
Christopher T. Heffelfinger
BERMAN DEVALERIO PEASE TABACCO
20 **BURT & PUCILLO, LLP**
425 California Street, Suite 205
21 San Francisco, California 94104
Telephone: (415) 433-3200

22

23 Lisa C. Cohen
SHINDLER COHEN & HOCHMAN, LLP
One Liberty Plaza, 35th Floor
24 New York, New York 10006-1404
Telephone: (212) 693-1700

25

Attorneys for Plaintiffs Cary and Denise Lapidus

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JURY DEMAND

Plaintiffs demand trial by jury of all issues triable as of right by a jury.

DATED: August 29, 2001

STAMELL & SCHAGER, LLP



By: Jared B. Stamell

One Liberty Plaza, 35th Floor
New York, New York 10006-1404
Telephone: (212) 566-4047

Joseph J. Tabacco, Jr.
BERMAN DEVALERIO PEASE TABACCO BURT & PUCILLO
425 California Street, Suite 205
San Francisco, California 94104
Telephone: (415) 433-3200

Lisa C. Cohen
SCHINDLER COHEN & HOCHMAN, LLP
One Liberty Plaza, 35th Floor
New York, New York 10006-1404
Telephone: (212) 693-1700

Attorneys for Plaintiffs Cary and Denise Lapidus

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CERTIFICATE OF SERVICE

I, Tyler Kelly, declare that I am over the age of 18 years and not a party to this action. My business address is 425 California Street, Suite 2025, San Francisco, CA 94104. On August 29, 2001, I served **AMENDED COMPLIANT** on the following:

BROBECK, PHLEGER & HARRISON
Tower C. Snow, Jr.
Kevin P. Muck
Jane Rowen
One Market Plaza, Spear Street Tower
San Francisco, CA 94105

by placing same in a sealed envelope, addressed as shown above, and tendering it to an employee of Wordwide Attorney Services, for same-day delivery by hand before 5:00 p.m. on the date shown.

I declare under penalty of perjury pursuant to the laws of the United States that the foregoing is true and correct.

Executed at San Francisco, California, on August 29, 2001.



Tyler Kelly

KEVIN P. MUCK (State Bar No. 120918)
JAMES N. KRAMER (State Bar No. 154709)
FELIX S. LEE (State Bar No. 197084)
MICHELLE P. HUDSON (State Bar No. 205542)
BROBECK, PHLEGER & HARRISON LLP
Spear Street Tower
One Market
San Francisco, California 94105
Telephone: (415) 442-0900
Facsimile: (415) 442-1010

Attorneys for Defendants

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

CARY AND DENISE LAPIDUS AS TRUSTEES FOR THE CARY AND DENISE LIVING TRUST, on behalf of itself and all others similarly situated, Plaintiffs, v. G. RANDALL HECHT; PAUL H. STEPHENS; ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.; ROBERTSON, STEPHENS & COMPANY, INC.; and ROBERTSON, STEPHENS INVESTMENT MANAGEMENT, INC.; ROBERTSON STEPHENS & COMPANY LLC; and ROBERTSON STEPHENS INVESTMENT TRUST, Defendants.	Case No. C-98-3130 MMC <u>CLASS ACTION</u> **DEFENDANTS' NOTICE OF MOTION AND MOTION TO DISMISS AMENDED COMPLAINT; MEMORANDUM OF POINTS AND AUTHORITIES IN SUPPORT THEREOF** Date: December 7, 2001 Time: 9:00 a.m. Place: Courtroom of the Honorable Maxine M. Chesney

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TABLE OF CONTENTS

Page

I. INTRODUCTION 1

II. STATEMENT OF FACTS AND PROCEDURAL BACKGROUND 2

A. Statement of Facts 2

B. Procedural History 5

III. LEGAL STANDARDS 6

IV. PLAINTIFFS' CLAIMS UNDER THE 1940 ACT ARE DEFICIENT AS A MATTER OF LAW. 6

A. Revising the Short Sale Limitation Did Not Violate the 1940 Act. 7

1. The Short Sale Limitation Was Not a Fundamental Investment Restriction, and Hence Plaintiffs Have Not Stated a Claim Under Section 13(a)(3) 7

2. Because Plaintiffs Fail to Show that TCF Issued "Senior Securities" or Deviated from Its Recitals of Policy, There Is No Claim Under Section 13(a)(2) 9

B. Plaintiffs' Attempt to Artificially Lump All Mining Investments Into a Single "Industry" Is Artificial and Contrary To The Plain Language of the Governing Fund Documents. 11

C. Plaintiff's Assertion That Defendants Changed The Fund's Investment Objective From Maximum Long Term Growth Is Objectively False. 12

D. The 1940 Act Claims Are Time-Barred 12

1. Statute of Limitations for Claims Under the 1940 Act 13

2. Plaintiffs' Claims Related to Short Sales Are Time-Barred 13

3. Plaintiffs' "Mining Industries" Claim Does Not Relate Back to the Original Complaint, and Runs Afoul of the Statute of Limitations In Any Event. 15

4. Plaintiffs' Assertion that TCF Improperly Changed Its Investment Objective Is Likewise Barred by the Statute of Limitations. 16

E. Plaintiffs Plead No Facts Establishing That the Purported Violations Caused Its Losses 17

F. Even If Plaintiffs Had Viable Claims Under the 1940 Act, the Complaint Is Devoid of Facts Establishing that Various Defendants Could Be Liable 18

V. PLAINTIFFS HAVE FAILED TO ALLEGE FACTS SUFFICIENT TO STATE A VIABLE STATE-LAW CLAIM 19

A. The Complaint Does Not Allege Facts Sufficient to State a Claim for Breach of Contract or Rescission 19

B. Plaintiffs Have Not Stated a Claim for Breach of Fiduciary Duty 21

C. The Business and Professions Code Claim Must Be Dismissed. 22

VI. CONCLUSION 25

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TABLE OF AUTHORITIES

Page(s)

Cases

Balistreri v. Pacifica Police Dep't, 901 F.2d 696 (9th Cir. 1988) 6

Beehan v. Lido Isle Community Ass'n., 70 Cal. App. 3d 858 (1977) 22

Bertram v. Terayon Communications Systems, Inc., 2001 WL 514358 (C.D. Cal. Mar. 27, 2001) 24

Bloom v. Martin, 865 F. Supp. 1377 (N.D. Cal. 1994), *aff'd*, 77 F.3d 318 (9th Cir. 1996) 6

Bowles v. Reade, 198 F.3d 752 (9th Cir. 1999) 16

California Ironworkers Field Pension Trust v. Loomis Sayles & Co., 259 F.3d 1036 (9th. Cir. 2001) 17

Careau & Co. v. Security Pac. Business Credit, Inc., 222 Cal. App. 3d 1371 (1990) 20

Cariaga v. Local No. 1184, Laborers Intl. Union of North America, 154 F.3d 1072 (9th Cir. 1998) 9

Cohen v. Stratosphere Corp., 115 F.3d 695 (9th Cir. 1997) 20

Eldridge v. Tymshare, Inc., 186 Cal. App. 3d 767 (1986) 22

Freeman v. Time, Inc., 68 F.3d 285 (9th Cir. 1995) 23

Friedlob v. Trustees of the Alpine Mut. Fund Trust, 905 F. Supp. 843 (D. Colo. 1995) 13, 14, 16

Gibson v. PS Group Holdings, Inc., 2000 WL 777818 (S.D. Cal. Mar. 8, 2000) 24

Gray v. Winthrop, 82 F.3d 877 (9th Cir. 1996) 17

Henry v. Associated Indemnity Corp., 217 Cal. App. 3d 1405, 266 Cal. Rptr. 578 (1990) 21

Hunt v. Alliance North Am. Gov't Trust, Inc., 159 F. 3d 723 (2nd Cir. 1998) 11

In re Amica, Inc., 135 B.R. 534 (Bankr. N.D. Ill. 1992) 20, 21

In re Dean, 11 B.R. 542 (B.A.P. 9th Cir. 1981) 16, 25

In re Dreyfus Aggressive Growth Mut. Fund Litig., [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 90,737 (S.D.N.Y. Jan. 6, 2000) 13

1 *In re GlenFed, Inc. Sec. Litig.*,
42 F.3d 1541 (9th Cir. 1994) (*en banc*). 23
2 *In re Hathaway Ranch P'ship*,
3 127 B.R. 859 (Bankr. C.D. Cal. 1990) 21
In re ML-Lee Acquisition Fund II, L.P.,
4 848 F. Supp. 527 (D. Del. 1994) 18
5 *In re Prudential Ins. Co. of Am. Sales Practices Litig.*,
975 F. Supp. 584 (D.N.J. 1996) 13
6 *Jablon v. Dean Witter & Co.*,
614 F.2d 677 (9th Cir. 1980) 13
7 *Karpus v. Hyperion Capital Mgmt., Inc.*,
[1996-1997 Transfer Binder] Fed. Sec. L. Rep. (CCH)
8 ¶ 99,366 (S.D.N.Y. Nov. 15, 1996) .... passim
9 *Krantz v. Prudential Invs. Fund Mgmt. L.L.C.*,
77 F. Supp. 2d 559 (D.N.J. 1999) 17
10 *Krouner v. American Heritage Fund, Inc.*,
11 899 F. Supp. 142 (S.D.N.Y. 1995) 7, 8, 11
Lampf, Pleva, Lipkind, Prupis & Petigrow v. Gilbertson,
12 501 U.S. 350, *reh'g denied*,
501 U.S. 1277, 112 S. Ct. 27 (1991) 13
13 *Lapidus v. Hecht*,
14 232 F.3d 679 (9th Cir. 2000) 5
Lee v. Interinsurance Exchange,
15 50 Cal. App. 4th 694, 57 Cal. Rptr. 2d 798 (1996) 22
16 *Mosier v. Southern Cal. Physicians Ins. Exchange*,
63 Cal. App. 4th 1022 (1998) 22, 23
17 *Navellier v. Sletten*,
262 F.3d 923 (9th Cir. 2001) 22
18 *Omni Financial Corp. v. Cohen*,
19 1994 WL 97125 (S.D.N.Y. March 22, 1994) 14, 17, 18
Richard P. v. Vista Del Mar Child Care Service,
20 106 Cal. App. 3d 860, 165 Cal. Rptr. 370 (1980) 21
21 *Salinger v. Projectavision, Inc.*,
934 F. Supp. 1402 (S.D.N.Y. 1996) 15
22 *Seidel v. Lee*,
1994 U.S. Dist. LEXIS 21534 (D. Del. Oct. 14, 1994) 19
23 *Seidel v. Lee*,
24 954 F. Supp. 810 (D. Del. 1996) 15
Sheppard v. TCW/DW Term Trust 2000,
25 938 F. Supp. 171 (S.D.N.Y. 1996) 8
26 *Sierra Club v. Penfold*,
857 F.2d 1307 (9th Cir. 1988) 16, 17, 25
27 *Toombs v. Leone*,
777 F.2d 465 (9th Cir. 1985) 13
28

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United States v. Elliott,
62 F.3d 1304 (11th Cir.), *cert. denied sub nom.*,
519 U.S. 859, 117 S. Ct. 161 (1996) 10

United States v. National Asso. of Sec. Dealers, Inc.,
422 U.S. 694, 95 S. Ct. 2427 (1975), *aff'd in part, rev'd in part*,
Haddad v. Crosby Corp., 533 F.2d 1247 (D.D. Cir. 1976) 10

Vu v. California Commerce Club, Inc.,
58 Cal. App. 4th 229, 68 Cal. Rptr. 2d 31, 33 (1997) 21

Weiner v. Mitchell, Silberberg & Knupp,
114 Cal. App. 3d 39, 170 Cal. Rptr. 533 (1980) 22

Whitaker v. Tandy Corp.,
1997 WL 703766 (N.D. Cal. Oct. 31, 1997) 24

Statutes

California Civil Code
Section 3300 21

Federal Rules of Civil Procedure
Rule 9 1
Rule 12(b)(6) 1, 6
Rule 15(c) 15

Investment Company Act of 1940
Section 13(a) .... passim
Section 13(a)(2) 5, 9, 10
Section 13(a)(3) 5, 7, 8
Section 18(f) 5, 6
Section 18(g) 9
Section 48(a) 18

Securities Act of 1933 3

Other Authorities

4 Witkin, B. E., *California Procedure, Pleading*,
§ 464 (Witkin Legal Institute, 4th ed. 1997) 20

Dreyfus Strategic Investing (No-Action Letter, June 22, 1987),
1987 WL 108242, [1987 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶
78,472 10

Hazen, T.L., *The Law of Securities Regulation*, §17.8 (West Publishing Co.
3d ed., 1995) 3

SEC Release No. IC-10666,
1979 WL 22127 (Apr. 18, 1979) 9

NOTICE OF MOTION AND MOTION

TO: ALL PARTIES AND THEIR COUNSEL OF RECORD:

PLEASE TAKE NOTICE that on December 7, 2001, at 9:00 a.m. in the Courtroom of the Honorable Maxine M. Chesney, located at the United States District Court, 450 Golden Gate Avenue, San Francisco, California, defendants G. Randall Hecht, Paul H. Stephens, Robertson Stephens & Company Investment Management, L.P., Robertson Stephens & Company, Inc., Robertson Stephens & Company LLC, Robertson Stephens Investment Trust and Robertson Stephens & Company Investment Management, Inc., Robertson Stephens & Company LLC and Robertson Stephens Investment Trust (collectively, "defendants") will, and hereby do, move for an order dismissing the Amended Complaint filed by Cary and Denise Lapidus ("Plaintiffs").

This motion is brought pursuant to Rules 12(b)(6) and 9(b) of the Federal Rules of Civil Procedure ("Fed. R. Civ. P."), on the grounds that plaintiffs fail to allege facts sufficient to state a claim. Defendants' motion is based upon: this Notice; the following Points and Authorities; the Declaration of Kevin P. Muck and the Request for Judicial Notice, filed and served herewith; the pleadings, records, and papers on file in this action; such other papers as may be filed at or before the hearing; and arguments made by counsel at the time of the hearing on the motion.

POINTS AND AUTHORITIES

I. INTRODUCTION

Rather than oppose defendants' earlier motion to dismiss, plaintiffs elected to file an Amended Complaint. While the new pleading adds several new claims and a few cosmetic changes, it ultimately suffers from the same flaws as its predecessor: the allegations do not come close to stating a claim under the Investment Company Act of 1940 ("1940 Act") or state law.

Plaintiffs once again rely primarily on the contention that defendants improperly changed a "fundamental restriction" of The Contrarian Fund ("TCF" or the "Fund") without shareholder approval – specifically, by increasing the portion of Fund assets which could be devoted to short sales – in violation of Section 13(a) of the 1940 Act. Yet plaintiffs still cannot allege facts establishing a violation of the statute, and are unable to overcome the devastating fact that the Fund Prospectus explicitly states that the percentage of fund assets invested in short sales is *not* a

"fundamental restriction," and could be changed at any time by the trustees *without shareholder approval.* Moreover, plaintiffs' own allegations reveal that the claim is time-barred.

Plaintiffs fare no better with their two new 1940 Act claims. The first new claim – that defendants violated Section 13(a) by permitting more than 25% of the Fund's assets to be invested in a single "industry" – is based upon a mischaracterization of TCF's investments. Plaintiffs want to treat multiple different industries as if they were one, for the sole purpose of arguing that TCF deviated from a fundamental restriction. They do not allege a single fact to support their proposed reclassification. In addition, even if there were some basis for lumping the various industries together, those investments exceeded 25% of the Fund's assets at the time plaintiffs invested in TCF – which means that the statute of limitations expired long before the claim was ever asserted.

The second new claim is based on the averment that TCF's investment objective changed during the class period. Not only do plaintiffs fail to plead any facts to support this allegation, but it is conclusively refuted by the Prospectus. There was no change in investment objective. It is also apparent from the face of the Amended Complaint that this claim is untimely.

Other defects mandate dismissal of the 1940 Act claims, including the absence of allegations demonstrating that the purportedly improper investments caused plaintiffs' losses and their inability to allege facts establishing each defendant's purported liability. The same shortcomings also doom their causes of action for breach of contract, rescission, breach of fiduciary duty and unfair business practices.

Plaintiffs have had ample opportunity over the last three years to investigate their purported claims, conduct exhaustive research, consider defendants' arguments (as articulated in two motions to dismiss), and devote whatever resources were necessary to produce the best amended complaint possible. Yet their new pleading does not come close to stating a viable claim. It should be dismissed with prejudice.

II. STATEMENT OF FACTS AND PROCEDURAL BACKGROUND

A. Statement of Facts

Plaintiffs allege that they purchased approximately 4,365 shares in TCF in February 1997, for a total investment of $75,000. Amended Complaint ("AC") ¶ 5. They allegedly sold those

same shares in September 1997, incurring a loss of $9,560. *Id.* Plaintiffs now seek to recover this purported loss, and to bring suit on behalf of others "who owned shares in [TCF] in 1997." *Id.* ¶ 13.

TCF, which commenced operations in 1993, was one of eleven mutual funds offered by Robertson Stephens Investment Trust (the "Trust"), an open-end series investment company offering shares of various mutual funds to investors. AC ¶ 6. Each mutual fund was a series of shares of the Trust. *Id.* Its trustees are ultimately responsible for overseeing the funds and determining, *inter alia*, the investment policies of each fund. *Id.*

Robertson, Stephens & Company Investment Management, L.P. ("RSIM L.P.") acted as investment adviser to the Trust in connection with TCF.[1] Robertson, Stephens & Company LLC ("RS&Co."), an underwriter and broker-dealer, acted as the Trust's distributor. Aug. 1996 Prospectus (Welch Decl., Ex. A) at 23. Defendant G. Randall Hecht was Chief Operating Officer of RS&Co. and head of its Investment Management Group. AC ¶ 11. Defendant Paul H. Stephens served as Chief Investment Officer of RS&Co. and as TCF's portfolio manager. *Id.* ¶ 12.[2]

TCF's investment objective is maximum long-term growth, which was set out by TCF in its SEC filings and annual reports and remained unchanged throughout the class period.[3] At all times relevant, it sought to achieve this growth by aggressive investing in attractively priced companies, focusing on domestic and foreign equity securities of companies believed to be undervalued. Aug. 1996 Prospectus at 7.

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[1] *See* Fund Prospectus, dated Aug. 15, 1996 and revised Oct. 11, 1996 (hereafter, "Aug. 1996 Prospectus"), at 18. A copy of the Aug. 1996 Prospectus is attached as Ex. A to the Declaration of Dana K. Welch ("Welch Decl."), filed on August 19, 1998. For the convenience of the Court, another copy of the Welch Decl. (with all exhibits) is attached as Ex. 1 to the Declaration of Kevin P. Muck ("Muck Decl.") filed and served herewith.

Pursuant to the Securities Act of 1933 ("1933 Act") and the 1940 Act, the Trust periodically prepares and files with the SEC an updated Fund Prospectus, along with a Statement of Additional Information which is incorporated into the Prospectus. *See* Hazen, T.L., *The Law of Securities Regulation*, §17.8 (West Publishing Co. 3d ed., 1995); *see also* AC ¶ 19. Copies of pertinent portions of each Prospectus and SAI referenced in this memorandum are attached to the Welch Decl. As discussed in the accompanying Request for Judicial Notice, the Court may take judicial notice of such materials and consider them on a motion to dismiss.

[2] Plaintiffs have also sued: Robertson, Stephens & Company, Inc. ("RS Inc."), the general partner of RSIM L.P.; and Robertson, Stephens & Company Investment Management, Inc. ("RSIM Inc."), which was the investment adviser for a completely different fund, the Emerging Growth Fund (Aug. 1996 Prospectus at 23); and the Robertson Stephens Investment Trust.

[3] *See* AC ¶ 33; March 1, 1998 Prospectus, p. 12 (stating that TCF's investment objective continued to be "maximum long-term growth") (Ex. 2 to Muck Decl.).

At the time of the events alleged in the Amended Complaint, TCF investors were expressly cautioned that, "in implementing its 'contrarian' investment strategy, [the Fund] may take positions that are different from those taken by other mutual funds." *See* Aug. 1996 Prospectus at 7. Among other things, the Prospectus explained to investors that TCF may engage in short sales, take positions in options and futures contracts "in anticipation of a market decline," and borrow money to purchase additional portfolio securities. *Id.*; *see also* AC ¶ 44. The Prospectus also identified and discussed in detail the risks associated with investing in TCF. Aug. 1996 Prospectus at 13-17.

The Prospectus explains that, unless otherwise specifically stated, each fund's investment objectives and policies "*may be changed* by the Trustees of the Trust *without shareholder approval*. . . ." Aug. 1996 Prospectus at 7 (emphasis added). Only those investment restrictions expressly designated as "fundamental" require a shareholder vote to be changed. These "fundamental investment restrictions" are enumerated in the Statement of Addition Information ("SAI"). *See* SAI, dated Aug. 15, 1996 and revised Dec. 20, 1996 ("Dec. 1996 SAI") (Welch Decl., Ex. B) at B15, B18. Significantly, although TCF had traditionally limited short sales to no more than 25% of its assets, that policy was not part of the fundamental restrictions. *See* Dec. 1996 SAI at B15-17; SAI, dated April 1, 1997 ("Apr. 1997 SAI") (Welch Decl., Ex. D) at B15-17.

In 1997, the trustees decided to provide TCF with greater flexibility to engage in short sale transactions. TCF was authorized to "enter into short sales on securities with a value of up to 40% of the Fund's total assets . . . ." AC ¶ 49. On May 5, 1997, the Trust filed a supplement to its April 1, 1997 Prospectus describing the new strategy regarding short sales. *Id.*

Upon approval of the revised strategy, TCF's short position increased slightly. At the end of the first quarter of 1997, securities sold short accounted for about 22.7% of the fund's assets. *See* Complaint, filed July 10, 1998, ¶ 50. By the end of the following quarter, plaintiffs contend that TCF's short position slightly increased to approximately 26-27 %. AC ¶ 56.

TCF's investment limitations included a provision which stated that the Fund would not "invest more than 25% of the value of the Fund's total assets in the securities of companies engaged in any one industry." AC ¶ 32. TCF filed with the SEC its Annual Report for 1996 (dated

January 29, 1997), which was sent to all investors in the Fund. AC ¶ 53.[4] That Report listed the industry allocation of TCF's investments as of December 31, 1996 (*i.e.*, the day before the class period began), and none of these sectors exceeded the permissible 25% concentration (a fact which would remain unchanged throughout the class period).[5]

As 1997 progressed, market conditions created challenges for TCF and, as a result, its performance during the year was disappointing. TCF reported a return of approximately -6.0% for the second quarter, and about -4.7% for the first six months of the year. AC ¶ 58. Plaintiffs allege that they sold their shares during the following quarter at a loss of approximately $9,560. *Id.* ¶ 5.

B. Procedural History

On July 10, 1998 -- more than a year after the public announcement of the change in short sale policy -- plaintiffs filed suit in Alameda County Superior Court. The Complaint asserted claims for purported violations of Sections 13(a)(2), 13(a)(3) and 18(f) of the 1940 Act, as well as state-law claims for breach of contract, breach of fiduciary duty and rescission. Defendants removed the case to federal court, and filed a motion to dismiss in August 1998. In March 1999, this Court granted defendants' motion to dismiss with prejudice on the ground that the 1940 Act claims were properly derivative in nature and plaintiffs therefore lacked standing to assert them. The Court did not rule on any of the other issues raised by the motion to dismiss. Plaintiffs appealed from the dismissal.

The Ninth Circuit heard the appeal and issued an opinion in November 2000. It held that plaintiffs' Section 13(a) claims could be brought directly because "the alleged injury is predicated upon a violation of a shareholder's voting rights." *Lapidus v. Hecht*, 232 F.3d 679, 683 (9th Cir.

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[4] A copy of that Annual Report is Ex. 3 to the Muck Decl. Pursuant to Section 30 of the 1940 Act and rules promulgated thereunder, an Annual Report was filed and sent to shareholders after the close of the fiscal year (*see, e.g.*, Muck Decl., Ex. 3) and semi-annual or "Second Quarter" reports were filed and sent after the close of the second quarter of the fiscal year. *See, e.g.*, AC ¶¶ 53, 55.

[5] The annual report listed the following industry allocations: "Cash/Cash Equivalents 0.9%; Warrants 0.3%; Textiles 0.6%; Convertibles/Preferreds 0.9%; Puts 1.4%; Specialty Chemicals 2.1%; Real Estate 2.1%; International Conglom. 2.5%; Transportation Services 3.0%; Telecom/ Media 3.0%; Financial Services 3.0%; Construction/Infrastructure 6.7% Aluminum 6.7%; Copper Mining/Base Metals 8.1%; Other/Other Assets, Net 4.5%; Short Positions 17.2%; Energy/Energy Services 14.8%; Gold Mining 11.6%; Nickel/Diamond Mining 10.6%." Muck Decl., Ex. 3, at p. 7.

2000). However, it also held that because plaintiffs' Section 18(f) claim did not implicate the voting rights of the shareholders, but only involved injury to the assets of TCF generally, that claim was derivative and plaintiffs lacked standing. *Id.* The Court reversed dismissal of the Section 13(a) claims, affirmed dismissal of the Section 18(f) claim, and remanded the case to this Court. *Id.* at 684. The Ninth Circuit did not address any of the other arguments raised by defendants in their motion to dismiss. On remand, plaintiffs initially elected not to amend their Complaint, and in June 2001 defendants moved to dismiss the remaining claims. Rather than oppose that motion, plaintiffs filed their Amended Complaint on August 29, 2001.

III. LEGAL STANDARDS

A claim should be dismissed under Rule 12(b)(6) when "it is clear from the face of the complaint and judicially-noticed documents that [plaintiff] cannot prevail as a matter of law." *Bloom v. Martin*, 865 F. Supp. 1377, 1381 (N.D. Cal. 1994), *aff'd*, 77 F.3d 318 (9th Cir. 1996). "Dismissal can be based on the lack of a cognizable legal theory or the absence of sufficient facts alleged under a cognizable legal theory." *Balistreri v. Pacifica Police Dep't*, 901 F.2d 696, 699 (9th Cir. 1988). The Court may consider documents properly subject to judicial notice (such as SEC filings) or those referred to in the complaint. *See, e.g., Karpus v. Hyperion Capital Mgmt., Inc.*, [1996-1997 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 99,366 (S.D.N.Y. Nov. 15, 1996) (in ruling on motion to dismiss claims under 1940 Act, court may consider trust prospectus).[6]

IV. PLAINTIFFS' CLAIMS UNDER THE 1940 ACT ARE DEFICIENT AS A MATTER OF LAW.

Plaintiffs now assert three claims under the 1940 Act. They allege that defendants: (1) improperly increased the limitation on short sales from 25% to 40% of the Fund's assets; (2) wrongfully invested more than 25% of the Fund's assets in a single "industry"; and (3) changed the Fund's investment objective from "maximum long-term growth" to "speculation." Based on those allegations, plaintiffs contend that defendants violated Sections 13(a)(2) and 13(a)(3) of the 1940 Act. AC ¶¶ 26, 27, 84, 88. When each claim is examined, it is evident that plaintiffs have failed to allege either a violation of the 1940 Act or the other elements necessary to state a claim.

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[6] Copies of all authorities not found in official reporters (including cases, SEC releases and no-action letters) are included the accompanying Appendix of Supplemental Authorities.

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A. Revising the Short Sale Limitation Did Not Violate the 1940 Act.

1. The Short Sale Limitation Was Not a Fundamental Investment Restriction, and Hence Plaintiffs Have Not Stated a Claim Under Section 13(a)(3).

Section 13(a)(3) of the 1940 Act provides, in pertinent part, that an investment company may not, "deviate from any investment policy which is changeable only if authorized by shareholder vote, or deviate from any policy [designated as fundamental]. . . ." In determining whether an investment company has improperly deviated from its fundamental investment restrictions, those restrictions must be carefully scrutinized and interpreted strictly according to their terms. *See Krouner v. American Heritage Fund, Inc.*, 899 F. Supp. 142, 148-49 (S.D.N.Y. 1995); *Karpus, supra,* [1996-1997 Transfer Binder] Fed. Sec. Rep. (CCH) ¶ 99,366 at 96,306-08.

Plaintiffs contend that increasing the Fund's short sale flexibility ran afoul of Section 13(a)(3). That contention is refuted by the very documents upon which plaintiffs purport to rely, including the Fund Prospectus and SAI incorporated therein.

Plaintiffs make the conclusory assertion that the 25% limit was "a fundamental investment restriction" (AC ¶ 56), but do not allege any basis for that claim. Indeed, while plaintiffs note that TCF's fundamental restrictions requiring shareholder approval are set forth in the SAI (*id.* ¶ 32), they also concede that "these statements [setting forth the 25% restriction on short sales] *are not found* in the section entitled 'The Funds Investment Limitations.'" *Id.* ¶ 44 (emphasis added). Nowhere in the fundamental restrictions is there a percentage limitation on TCF's short sales. *See* Dec. 1996 SAI (Welch Decl., Ex. B) at B15-17.[7]

Plaintiffs are thus forced to point to language in the January 16, 1996 Prospectus (a separate document), which states that "no fund will sell securities short if, immediately after and as a result of the sale, the value of all securities sold short . . . exceeds 25% of total assets." AC ¶ 44. The Prospectus, however, conspicuously does *not* state that this practice is a fundamental restriction which can only be modified by the shareholders. To the contrary, the preceding section of the

[7] Moreover, after specifically identifying the fundamental restrictions, the SAI reiterates that, "Except for the investment restrictions listed above as fundamental or to the extent designated as such in a Prospectus, the *other investment policies* described in this Statement or in the Prospectus *are not fundamental and may be changed by approval of the Trustees*." Dec. 1996 SAI (Welch Decl., Ex. B) at B18 (emphasis added).

Prospectus, entitled "Investment Objectives and Policies," expressly provides that:

> The investment policies of each Fund may, unless otherwise specifically stated, be changed by the Trustees of the Trust without shareholder approval as may each Fund's investment objective. Aug. 1996 Prospectus at 7.

Because the Fund's "25 percent" strategy was not designated as a fundamental restriction changeable only with shareholder approval, there is no claim under Section 13(a)(3). *See Krouner*, 899 F. Supp. at 148-49. In *Krouner*, plaintiffs argued that a mutual fund's investment in high-risk "small cap" securities constituted an improper deviation from investment policies which were changeable only by shareholder vote. 899 F. Supp. at 148. After examining the fund's prospectus and its list of policies which could only be revised with shareholder authorization, the court found that, "[n]owhere included in this list is any policy regarding investment in 'small cap' securities, or securities in the types of companies with which plaintiff is concerned." *Id.* Accordingly, the court dismissed the Section 13(a)(3) claim.

Similarly, in *Karpus*, [1996-1997 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 99,366, the fund stated in its prospectus that its "investment objectives" were fundamental and not subject to change without shareholder approval. *Id.* at 96,307. The section of the prospectus entitled "Investment Objectives and Policies" included a statement that assets would be managed "so as to reduce sensitivity to changes in interest rates. . . ." *Id.* at 96,306. Plaintiffs contended that this was an "investment objective," was therefore fundamental, and had been improperly changed without shareholder approval. *Id.* The court determined that a "careful reader" would understand that the statement in question was an "investment policy" (not an "objective"). *Id.* at 96,307. Because investment *policies* were not expressly designated as fundamental, deviation did not require shareholder approval. *Id.* at 96,308. The Section 13(a)(3) claim was dismissed. *Id.*[8]

Given the admitted absence of the 25% limitation from the fundamental investment restrictions, plaintiffs are forced to construct a convoluted argument that the limitation was somehow "incorporated" into those restrictions. AC ¶ 67. Plaintiffs' argument defies the bedrock

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[8] *See also Sheppard v. TCW/DW Term Trust 2000*, 938 F. Supp. 171, 179-80 (S.D.N.Y. 1996) (no violation of Section 13(a)(3) where defendants allegedly deviated from an investment policy; only specified "investment objectives" had been designated as fundamental, not the strategies or policies for attaining those objectives).

legal principle that policies are only fundamental if *specifically designated as such. See Karpus*, [1996-1997 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 99,366 at 96,308.

Moreover, an examination of the pertinent language reveals that plaintiffs' argument is pulled from thin air. There is no language in the Prospectus (or any other document) which states that the "25%" limitation was to be "incorporated" into the fundamental restrictions. Making a passing reference to unspecified portions of a document (*see* AC ¶ 66) is very different from incorporating particular provisions; a document will generally not incorporate by reference the terms of another document unless such reference is "clear and unequivocal." *Cariaga v. Local No. 1184, Laborers Intl. Union of North America*, 154 F.3d 1072, 1074 (9th Cir. 1998).

In sum, plaintiffs' argument is devoid of both legal and factual support, and must be denied.

2. Because Plaintiffs Fail to Show that TCF Issued "Senior Securities" or Deviated from Its Recitals of Policy, There Is No Claim Under Section 13(a)(2)

Section 13(a)(2) prohibits investment companies from engaging in certain enumerated activities – including the issuance of senior securities[9] – "except ... in accordance with the recitals of policy contained in its registration statement." Plaintiffs allege that, by increasing short sales above 25%, defendants issued senior securities in contravention of the Fund's recited policies. AC ¶¶ 33, 72. However, the SEC has addressed this very issue and disposed of plaintiffs' argument.

The purpose of restricting the issuance of senior securities is to ensure that investment companies do not unduly leverage their portfolios. SEC Release No. IC-10666, 1979 WL 22127, at *4 (Apr. 18, 1979) (hereafter, "Rel. No. 10666"). In Rel. No. 10666, the SEC made clear that leverage-creating transactions, such as short sales, will not run afoul of the 1940 Act "if the investment company 'covers' the senior security by establishing and maintaining certain 'segregated accounts.'" Rel. No. 10666, at * 8. The SEC explained that such segregated accounts "would limit the investment company's risk of loss," and "function as a practical limit on the amount of leverage which the investment company may undertake and on the potential increase in the speculative character of its outstanding common stock." *Id.*[10] In other words, segregated

[9] Section 18(g) of the 1940 Act defines "senior security" to include "any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness. . ."

[10] As the "agency charged with administration of the [1940 Act]," the SEC's interpretation

accounts act to collateralize an investment company's short sales, and thus create a "safe harbor" for investment companies engaging in short sales or similar leverage-creating transactions.

The SEC subsequently developed segregation requirements. For short sales, a fund should establish a segregated account with cash or certain liquid assets that equal the market value of the instruments or currency underlying the short sales. *Dreyfus Strategic Investing* (No-Action Letter, June 22, 1987), 1987 WL 108242, [1987 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 78,472, at *6). In *Dreyfus*, the SEC confirmed that when an investment company enters into short sale transactions, "if a fund meets the segregation requirements [established by the SEC], *a 'senior security' would not be present...*" *Id.* at *8 (emphasis added).

In discussing TCF's short sales, the SAI addresses these requirements and explains that:

> All short sales must be fully collateralized. The Fund maintains the collateral in a segregated account consisting of cash and/or U.S. government securities sufficient to collateralize its obligation on the short positions.

TCF Financial Statement at 25, attached to the SAI dated April 1, 1997 (Welch Decl., Ex. D). Nowhere in the Amended Complaint do plaintiffs allege that TCF failed maintain to segregated accounts sufficient to collateralize its short sales. As a result, there is no basis for the claim that TCF's short sales constituted the improper issuance of "senior securities" in violation of Section 13(a)(2), which mandates dismissal of plaintiffs' claim.

Furthermore, Section 13(a)(2) only prohibits issuance of senior securities in violation of the "recitals of policy contained in [the] registration statement." Even assuming *arguendo* that plaintiffs could show the increased short sales somehow constituted senior securities (which they cannot), they have not alleged a violation of such "recitals of policy." As discussed above, the Prospectus provided that TCF's policy was to limit short sales to a specified percentage of the Fund's assets (initially, 25%), and that the policy (like other investment policies) could be "changed by the Trustees of the Trust without shareholder approval." *See* Aug. 1996 Prospectus (Welch Decl., Ex. A) at 7, 14. Thus, when the Trustees changed the policy from 25% to 40%, they

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of the statutory provisions is entitled to "considerable weight." *United States v. National Asso. of Sec. Dealers, Inc.*, 422 U.S. 694, 719, 95 S. Ct. 2427, 2442 (1975); *see also United States v. Elliott*, 62 F.3d 1304, 1310 (11th Cir.), *cert. denied sub nom.*, 519 U.S. 859, 117 S. Ct. 161 (1996) ("an SEC release is entitled to great weight").

did so in accordance with the express provisions of the Prospectus. Because there was no violation of the pertinent "recitals of policy," there was no violation of Section 13(a)(2).

B. Plaintiffs' Attempt to Artificially Lump All Mining Investments Into a Single "Industry" Is Artificial and Contrary To The Plain Language of the Governing Fund Documents.

Plaintiffs now allege that TCF violated a fundamental investment restriction which prohibited it from investing more than 25% of its assets in a single industry. AC ¶ 57. The January 30, 1998 Annual Report; which is specifically cited by plaintiffs (*id.* ¶ 59), refutes that claim. *None* of the industries listed in the Annual Report's portfolio summary exceeded the 25% limitation (indeed, none went above 18%). *See* Annual Report dated Jan. 30, 1998 (Muck Decl., Ex. 4), p. 9.[11]

Consequently, plaintiffs try to manufacture a violation by taking four separate industries (gold mining, nickel mining, diamond mining, and copper mining) and amalgamating them into a single "industry" which they then claim exceeds the 25% industry concentration threshold. This attempt to disregard the actual classifications in favor of a category invented by the plaintiffs has no support in the law. The plain language of TCF's public filings (including the industry categories laid out therein) is controlling in determining whether a fundamental investment objective has been violated. *Krouner,* 899 F. Supp. 148-49. Courts have thus rejected efforts by plaintiffs to ignore the actual text of the relevant filings in favor of their own characterizations. *See, e.g., Hunt v. Alliance North Am. Gov't Trust, Inc.*, 159 F. 3d 723, 731 (2nd Cir. 1998); *Karpus*, [1996-1997 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 99,307 at 96,306-08.

Moreover, as plaintiffs concede, the purpose of the industry concentration requirement is to provide for asset diversification and avoid "exaggerated changes in the value of the Fund's assets" (AC ¶ 35) that can result when related investments in a particular industry rise and fall together. Yet plaintiffs allege no facts which would even arguably suggest that the diamond, copper, gold and nickel industries are economically indistinguishable or otherwise possess such characteristics

[11] The listed allocations: "Warrants 0.3%; Industial [sic] Minerals 0.8%; Convertible/ Preferred 0.9%; Transportation Services 1.1%; Real Estate 1.6%; Aluminum 2.2%; Diamond Mining 3.1%; Copper Mining 4.3%; Financial Services 6.4%; Media & Telecommunication Services 6.5%; Energy 8.8%; Textiles 0.1%; Other & Other Assets, Net 2.3%; Short Positions (Net) 20.3%; Construction/Infrastructure 12.3%; Gold Mining 15.9%; Nickel Mining 13.1%." *Id.*

that they must necessarily be considered the same "industry." *See Hunt,* 159 F. 3d at 731 (dismissing Section 13(a)(3) claim where no facts were alleged to support plaintiffs' characterization of fund's investments). Plaintiffs have thus failed to state a cognizable claim.

C. Plaintiff's Assertion That Defendants Changed The Fund's Investment Objective From Maximum Long Term Growth Is Objectively False.

TCF's investment objective is "maximum long term growth." AC ¶ 33. Plaintiffs do not allege that any Prospectus, Registration Statement, or annual report filed on behalf of TCF ever stated anything different. Yet plaintiffs nonetheless contend that the Fund's objective was changed (at some unknown point) to "speculative investment," apparently by virtue of the increased short sales and investments in various mining industries. AC ¶ 70.

Tellingly, plaintiffs do not offer any definition of what "speculative investment" means in this context. It is simply a term they have arbitrarily chosen. Equally telling is the complete absence of facts demonstrating how the increase in short sales or the slightly greater concentration in different mining industries effected a radical transformation of TCF's portfolio. Instead, plaintiffs offer nothing more than the cursory assertion that – in some unspecified manner at an unspecified time – TCF's investments became unduly speculative. AC ¶ 70.

Such unadorned conclusions do not suffice to state a claim under Section 13. Indeed, in *Hunt*, the Second Circuit decisively rejected a similar claim. In that case, plaintiffs alleged that a mutual fund "deviated from its investment objective of 'prudent investment risk' without a shareholder vote in violation of Section 13(a)(3)...when it increased its investments in 'speculative' Mexican and Argentine assets and mortgage-backed derivatives to 70% of its holdings." The court held that plaintiffs' conclusory characterization of the fund's investments as "speculative" was insufficient to plead a claim for violation of Section 13(a)(3). 159 F. 3d at 731. The court explained that, without facts to support that allegation, the claim was properly dismissed. *Id.* For the same reasons, the claim that TCF improperly changed its investment objective is inadequate and must also be dismissed.

D. The 1940 Act Claims Are Time-Barred

As pointed out more than three years ago in the first motion to dismiss, the 1940 Act claims

arising from TCF's short sale activity are barred by the relevant statute of limitations. Plaintiffs have not only disregarded that fact, but have added *additional* 1940 Act claims – unrelated to their prior allegations – that are similarly time-barred.

1. Statute of Limitations for Claims Under the 1940 Act.

Because there is no express right of action under Section 13 of the 1940 Act, there is no statutorily prescribed limitation period for bringing such claims. Following the Supreme Court's rationale in *Lampf, Pleva, Lipkind, Prupis & Petigrow v. Gilbertson*, 501 U.S. 350, *reh'g denied*, 501 U.S. 1277, 112 S. Ct. 27 (1991), courts have held that 1940 Act claims must be brought: (1) within one year of the date on which the facts underlying the alleged violation were, or should have been, discovered; and (2) in no event more than three years after the alleged violation. *See, e.g.*, *Friedlob v. Trustees of the Alpine Mut. Fund Trust*, 905 F. Supp. 843, 855 (D. Colo. 1995) (claims under Section 13(a)(3) of 1940 Act); *In re Dreyfus Aggressive Growth Mut. Fund Litig.*, [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 90,737 (S.D.N.Y. Jan. 6, 2000).[12]

The one-year limitation period begins when a plaintiff has either (1) "actual knowledge" of the underlying facts, or (2) "constructive notice of the facts, which in the exercise of due diligence, would have led a reasonable person to actual knowledge." *Friedlob*, 905 F. Supp. at 853. Constructive notice does not require disclosure of all of the facts giving rise to a cause of action, but merely enough to alert a reasonable investor that something may be amiss. *See Jablon v. Dean Witter & Co.*, 614 F.2d 677, 682 (9th Cir. 1980) ("Constructive notice is knowledge of facts sufficient to make a reasonably prudent person suspicious. . ., thus putting him on inquiry"). The three-year period is absolute – if more than three years elapse between the time of the violation and assertion of the claim, plaintiffs are barred (regardless of when they should have discovered the relevant facts). *Friedlob*, 905 F. Supp. at 852.

2. Plaintiffs' Claims Related to Short Sales Are Time-Barred.

The claim that defendants improperly changed the short sale limitation from 25% to 40% is

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[12] Courts have generally held that compliance with the one-year and three-year periods is a substantive requirement, and plaintiffs thus bear the burden of pleading facts demonstrating that their claims were timely filed. *Toombs v. Leone*, 777 F.2d 465, 468 (9th Cir. 1985); *In re Prudential Ins. Co. of Am. Sales Practices Litig.*, 975 F. Supp. 584, 598 (D.N.J. 1996).

time-barred if plaintiffs had actual or constructive notice of the relevant facts prior to July 10, 1997 (*i.e.,* one year before commencing litigation). *Friedlob*, 905 F. Supp. at 854. Plaintiffs concede that, on or about April 1, 1997, the Trust filed a Prospectus which "deleted" the 25% limitation on short sales (AC ¶ 46) -- a disclosure which would have been a red flag to any investor who thought that such a limitation was a "fundamental restriction." Moreover, plaintiffs admit that, on May 5, 1997, the Trust filed a supplement to the April 1 Prospectus stating:

> [TCF] *may enter into short sales on securities with a value of up to 40% of the Fund's total assets*, and its position in short sales may have the effect of providing the Fund with investment leverage.

AC ¶ 49 (emphasis added).

Thus, by May 1997, TCF had clearly and publicly disclosed its revised short sale policy – the very crux of plaintiffs' claims in this action. A reasonable investor who believed that this new strategy was improper would either have knowledge of a purported claim, or would have been put on notice that something might be amiss.

In an effort to avoid that conclusion, plaintiffs argue desperately that defendants made "no public statement" concerning the alleged violations. AC ¶ 72. But plaintiffs themselves have admitted that SEC filings and an amended Prospectus disclosed the very facts upon which they base their claim (*id.* ¶¶ 46, 49), thereby demolishing their argument.

The law is clear that TCF's filings were sufficient to trigger the one-year limitation period. In *Omni Financial Corp. v. Cohen*, 1994 WL 97125, at *10 (S.D.N.Y. March 22, 1994), plaintiff alleged that an investment company violated the 1940 Act by deviating from one of its investment policies (not investing more than 25% of the company's assets in any particular company or industry), and attempted to obtain shareholder approval through false and misleading statements. The court found that statements made in the investment company's public filings were sufficient to put plaintiff on notice of its purported claims:

> [a]ll of the events and actions alleged by Plaintiffs as proof that Defendants' representations to shareholders . . . were false when made, were made known in *various filings with the SEC* and in annual reports to the shareholders in 1987, 1988 and 1989. . . . Thus *Plaintiff knew or should have known* by that time of the alleged falsity of Defendants' representations, and the Complaint, filed more than one year later, was untimely.

Id., 1994 WL 97125, at *10 (emphasis added). *See also Seidel v. Lee*, 954 F. Supp. 810, 817 (D. Del. 1996) (finding state-law claims by a mutual fund investor time-barred, and explaining that statements in public documents, including SEC filings and quarterly reports, "could have provided Plaintiff with adequate notice of any alleged misconduct by Defendants"); *Salinger v. Projectavision, Inc.*, 934 F. Supp. 1402, 1412 (S.D.N.Y. 1996) (granting motion to dismiss because SEC filings and press releases put plaintiff on notice more than one year before filing complaint).

Furthermore, the notion that plaintiffs (or other TCF shareholders) were oblivious to the terms of the Fund's filings is also belied by very allegations of the Amended Complaint. Plaintiffs allege that the Prospectus, Registration Statement and SAI constituted an "a contract" to which the Plaintiffs were parties, (AC ¶ 90), and that the Plaintiffs "purchase[d] shares in The Contrarian Fund *in reliance upon representations* that defendants made in the Registration Statement, Prospectus, and [SAI]..." (emphasis added). Having averred that shareholders expressly agreed to the terms of TCF's filings and relied upon them, plaintiffs cannot now argue that those terms were unknown.[13]

3. Plaintiffs' "Mining Industries" Claim Does Not Relate Back to the Original Complaint, and Runs Afoul of the Statute of Limitations In Any Event.

Plaintiffs' claim that TCF invested more than 25% of its assets in one "industry" was asserted for the first time on August 29, 2001 – more than four years after the alleged violation. Thus, the absolute three-year limitation period bars the claim. *See Friedlob*, 905 F. Supp. at 852.

Plaintiffs will undoubtedly attempt to argue that their claim relates back to the filing of the original Complaint under Fed. R. Civ. P. 15(c). However, "[i]f the amended complaint allege[s] a new claim for relief that arose out of different conduct or transactions it would not relate back to the original complaint." *Bowles v. Reade*, 198 F.3d 752, 762 (9th Cir. 1999). Here, plaintiffs cannot show the requisite transactional nexus. The "mining industries" claim alleges violation of an entirely different investment limitation than those cited in the original Complaint, relies upon an

[13] Similarly, in their new unfair business practices claim, plaintiffs specifically allege that the statements in Prospectus and SAI were "advertising" disseminated *to the public* for the purpose of inducing people to invest (AC ¶ 107) – an admission which destroys their argument that no "public statements" were made before August 13, 1997 (AC ¶ 72).

entirely new set of alleged facts, and (in light of the causation element discussed below) would necessarily seek different recovery. Thus, the new claim cannot be salvaged with the "relation back" doctrine. *See Sierra Club v. Penfold*, 857 F.2d 1307, 1316 (9th Cir. 1988); *see also In re Dean*, 11 B.R. 542, 545 (B.A.P. 9th Cir. 1981) (claims asserting oral misrepresentations by defendant did not relate back to original pleading asserting written representations by same defendant, because plaintiff had "shifted to new ground"), *aff'd*, 687 F.2d 307 (9th Cir. 1982).

In any event, even if the "relation back" doctrine did apply, plaintiffs' new claim would still be untimely. The Annual Report for 1996 contained detailed descriptions of the Fund's asset allocations and industry concentrations, and showed that (as of December 31, 1996) investments in the gold mining, nickel mining, diamond mining and copper mining industries collectively topped 30%. Muck Decl., Ex. 3. Significantly, plaintiffs have conceded that such reports were sent to TCF shareholders (AC ¶ 53), and that those reports are sufficient to put plaintiffs on notice for purposes of the statute of limitations (*id.* ¶ 71).

Accordingly, if plaintiffs want to pretend that the four enumerated industries are really one industry, then it is inescapable that they had actual notice (or, at the very least, constructive notice) of the facts constituting their purported claim in early 1997 – meaning that the one-year limitation period expired before July 1998. Thus, even with the "relation back" doctrine, the statute of limitations would still bar plaintiffs' claim as a matter of law. *Friedlob*, 905 F. Supp. at 853.

4. Plaintiffs' Assertion that TCF Improperly Changed Its Investment Objective Is Likewise Barred by the Statute of Limitations.

Plaintiffs' new claim that TCF changed its investment objective also arises out of different "conduct or transactions" from those alleged in the original pleading. As a result, the "relation back" doctrine is inapplicable (*Sierra Club*, 857 F.2d at 1316). Because plaintiffs allege that the allegedly improper shift in investment objective occurred at some time in 1997, the three-year limitation period expired by the time the claim was asserted in August 2001.

Once again, even if plaintiffs could avail themselves of the "relation back" doctrine, they would still be thwarted by the one-year limitation period. As discussed in the preceding sections, the key facts upon which plaintiffs purportedly rely in asserting that TCF's investment objective -

was changed (*i.e.*, increase in short sales and improper concentration in the various "mining industries") were known or publicly available by May 1997 at the latest.[14] Consequently, treating the claim as if it were filed in July 1998 would do nothing to avoid dismissal.

E. Plaintiffs Plead No Facts Establishing That the Purported Violations Caused Its Losses

In addition to the other problems with their 1940 Act claims, plaintiffs have not alleged facts establishing that the purported statutory violations caused the injury for which they seek redress. A claim does not arise under federal law unless there is a causal relationship between an alleged violation and the injury that is the basis of the claim. *Omni Financial*, 1994 WL 97125, at *7 (granting motion to dismiss 1940 Act claim where plaintiff failed to plead adequately that the purported violation caused the injury); *Krantz v. Prudential Invs. Fund Mgmt. L.L.C.*, 77 F. Supp. 2d 559, 565 (D.N.J. 1999) ("[I]n the context of the [1940 Act], plaintiff must allege enough facts to show that the violations caused some sort of damages"). Indeed, in an analogous case under ERISA, the Ninth Circuit recently held that liability for over-investment in certain assets is limited to those investments that actually exceeded the permissible limits. *California Ironworkers Field Pension Trust v. Loomis Sayles & Co.*, 259 F.3d 1036, 1046 (9th. Cir. 2001).

Plaintiffs allege that the Fund's assets decreased in 1997 and they bring suit "to recover these losses." AC ¶ 2. Yet they admit that not all of those losses were caused by short sales or over-investment in mining. *Id.* Moreover, even as to the nebulous losses that were supposedly caused by short sales and mining investments, plaintiffs have not asserted a single fact indicating that the *allegedly improper investments* resulted in losses. Put another way, plaintiffs concede that TCF had the right to engage in short sales or mining investments up to 25% of the Fund's assets; the only transactions at issue are those *above* that level, and plaintiffs have failed to allege a single fact showing that those purportedly improper transactions caused their losses. *See* AC ¶ 61 (alleging merely that losses were caused by "investments in the mining industry" and "short sales"). In the absence of such facts, the 1940 Act claims are legally defective and should be dismissed. *Omni Financial*, 1994 WL 97125, at *7.

[14] It is not necessary that plaintiffs learn every fact underlying their claim for the limitation period to begin running. *Gray v. Winthrop*, 82 F.3d 877, 881 (9th Cir. 1996).

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F. Even If Plaintiffs Had Viable Claims Under the 1940 Act, the Complaint Is Devoid of Facts Establishing that Various Defendants Could Be Liable

Plaintiffs have indiscriminately named a host of entities and individuals as defendants, apparently without much thought as to how they could conceivably be liable. Putting aside their failure to allege that *anyone* violated the 1940 Act, plaintiffs would nonetheless be unable to proceed against the majority of defendants.

Section 13(a) merely makes it unlawful for an *investment company* to engage in the practices specified therein. For the other defendants, plaintiffs purport to rely on Section 48(a), which makes it unlawful for any person "to cause to be done any act or thing...unlawful for such person to do under the provisions of this Act..." However, plaintiffs have failed to plead facts sufficient to invoke that provision.

Plaintiffs make the conclusory assertion that the defendants (in unspecified ways) somehow "procured and caused" the purported 1940 Act violations. AC ¶ 74. Conspicuously lacking, however, are any allegations explaining what this vague assertion means, or purporting to show how each defendant caused the *acts which purportedly give rise to this action.*

A bare allegation that a person or entity held "control person" status is insufficient to state a claim under Section 48. Liability adheres only when a party actively "cause[s] to be done any act or thing" which is unlawful under the 1940 Act. 15 U.S.C. § 80a-47; *see also, In re ML-Lee Acquisition Fund II, L.P.*, 848 F. Supp. 527, 545 (D. Del. 1994) ("Section 48(a) proscribes any actions taken 'to cause' another to take actions that are unlawful under the Investment Company Act."). In other words, merely holding a position of power or influence is insufficient; a plaintiff must show that the power was actually *exercised* to bring about the purported violation. *Seidel v. Lee*, 1994 U.S. Dist. LEXIS 21534, *21-22 (D. Del. Oct. 14, 1994) (control person liability is established under 1940 Act only if "[p]laintiff is able to demonstrate that . . . Defendants controlled these entities in such a way and to such a degree as to have 'caused' these entities to complete the challenged transactions").

For example, plaintiffs do not provide any explanation for naming RS&Co. as a defendant. That entity was a broker-dealer which merely acted as the Trust's distributor; it is not alleged to

have any connection to TCF's revised short sale policy or the other matters alleged in the Amended Complaint. Aug. 1996 Prospectus (Welch Decl., Ex. A) at 23. Plaintiffs' vague assertion that RS&Co. "advised the Trust directly" (AC ¶ 78) is an exercise in equivocation. Whatever the allegation is supposed to mean, plaintiffs have conspicuously failed to allege that RS&Co. provided advice to or concerning TCF – much less that any advice was provided with respect to the short sale restriction or other matters at issue in this case.

Just as baffling is plaintiffs' decision to name RSIM Inc. That entity acted as investment adviser to a completely different fund, the Emerging Growth Fund. *See* Apr. 1997 Prospectus (Welch Decl., Ex. C) at 18. Plaintiffs try to obscure the issue by noting that RSIM LP and RSIM Inc. are collectively referred to as "Robertson Stephens Investment Management" in the Prospectus (AC ¶ 76), but use of such shorthand designations does nothing to change the actual responsibilities of RSIM Inc. Indeed, by resorting to such semantics, plaintiffs tacitly concede that they have no *facts* indicating that RSIM Inc. played any role in *TCF's* investment decisions.

Nor does the Amended Complaint allege specific acts allegedly undertaken by Mr. Stephens, Mr. Hecht or any of the other defendants which would make them liable for the alleged violations of Section 13. In light of plaintiffs' complete failure to allege facts demonstrating culpable conduct by these defendants, the Amended Complaint is subject to dismissal.

V. PLAINTIFFS HAVE FAILED TO ALLEGE FACTS SUFFICIENT TO STATE A VIABLE STATE-LAW CLAIM

Plaintiffs also seek recovery for breach of contract and rescission, breach of fiduciary duty, and unfair business practices. None of these state-law claims can withstand a motion to dismiss.

A. The Complaint Does Not Allege Facts Sufficient to State a Claim for Breach of Contract or Rescission

Plaintiffs' breach of contract and rescission claims are essentially identical. Each is premised on allegations that plaintiffs (and other shareholders) entered into a contract in connection with their investment in TCF, and that the purported contract was breached by virtue of the increased short sales and concentration of investments. *See* AC ¶¶ 89-94, 101-105. As a matter of law, these allegations are insufficient to state a claim.

1 To bring a claim for breach of contract, plaintiffs must plead facts establishing: (1) the
2 existence of a contract; (2) plaintiffs' performance or excuse for non-performance under the
3 contract; (3) defendants' breach of the contract; and (4) damage to the plaintiffs suffered as a result.
4 *Careau & Co. v. Security Pac. Business Credit, Inc.*, 222 Cal. App. 3d 1371, 1388 (1990); 4
5 Witkin, B. E., *California Procedure, Pleading*, § 464 (Witkin Legal Institute, 4th ed. 1997).
6 Plaintiffs have failed to establish these essential elements.

7 Plaintiffs are merely recasting their basic claim – *i.e.*, that TCF improperly changed
8 violated or changed certain fundamental restrictions without shareholder approval – as one
9 involving the breach of a "contractual" obligation. However, plaintiffs fail to properly plead the
10 existence of a contract. The Prospectus and SAI are not contracts, and no facts are alleged in the
11 Amended Complaint which substantiate the notion that they are. *See, e.g.*, *Cohen v. Stratosphere*
12 *Corp.*, 115 F.3d 695, 701 (9th Cir. 1997) (concluding that plaintiffs did not have binding contracts
13 to purchase securities in part because "[a]t most, the Prospectus was a solicitation of offers, to be
14 submitted in the form of subscription agreements"). The only agreement alleged in the Amended
15 Complaint -- a simple purchase and sale agreement -- was one which was fully executed and for
16 which consideration was duly paid. *See* AC ¶ 5 (plaintiffs allege that it paid $75,000 in February
17 1997 and received 4365.5410 TCF shares in return). In light of this fully executed agreement,
18 plaintiffs' allegations that there was a breach (*id.* ¶ 91) or "failure of consideration" (*id.* ¶ 104) are
19 unavailing. *See In re Amica, Inc.*, 135 B.R. 534, 551-52 (Bankr. N.D. Ill. 1992) (applying
20 California law) ("by definition, full execution means that consideration has been fulfilled").

21 Moreover, even if one accepts, *arguendo*, that the Prospectus is a contract, by its very terms
22 TCF reserved the right to change the short sale restriction at any time. Plaintiffs' contention that
23 the 25% restriction could not be changed without shareholder vote is based entirely upon
24 regulatory provisions of the 1940 Act – not on any alleged contractual terms. Thus, no provision
25 of the contract would have been violated by a change in the policy; to the contrary, such shifts were
26 explicitly contemplated by the language of the supposed "contract." This is yet another reason why
27 the third and fifth causes of action fail as a matter of law. *Richard P. v. Vista Del Mar Child Care*
28 *Service*, 106 Cal. App. 3d 860, 867-68 (1980) (affirming dismissal of breach of contract claim, -

because "[e]ven assuming that the existence of a contract was properly pleaded.... The facts as alleged in the complaint fail to establish a breach").

Furthermore, as discussed above in Section IV.E., plaintiffs have not alleged facts establishing that the alleged breach proximately caused any damage. "Causation of damages in contract cases, as in tort cases, requires that the damages be proximately caused by the defendant's breach, and that their causal occurrence be at least reasonably certain." *Vu v. California Commerce Club, Inc.*, 58 Cal. App. 4th 229, 233 (1997) (granting summary judgment against plaintiff for, *inter alia*, failure to prove that alleged breach caused damages). *See also* Cal. Civ. Code § 3300 (measure of damages for breach of contract is "all the detriment proximately caused thereby. . .") .

Apart from the other infirmities plaguing the contract and rescission claims, the Amended Complaint seeks relief from defendants (including RS&Co., RSIM Inc., RSIM L.P., Hecht and Stephens) who are not even alleged to be parties to any agreement with plaintiffs. By definition, such non-parties cannot be held liable for breach of contract or rescission under any circumstances. *See Henry v. Associated Indemnity Corp.*, 217 Cal. App. 3d 1405, 1416-17 (1990).[15]

B. Plaintiffs Have Not Stated a Claim for Breach of Fiduciary Duty

To state a claim for breach of fiduciary duty, plaintiffs must allege particular facts showing: (1) the existence of a fiduciary duty; (2) breach of that duty; and (3) damage proximately caused by that breach. *Mosier v. Southern Cal. Physicians Ins. Exchange,* 63 Cal. App. 4th 1022 (1998).[16] The Amended Complaint does not establish these essential elements.

Most importantly, the purported "breach" -- allegedly deviating from TCF's fundamental restrictions -- is illusory. For the reasons discussed in detail previously, at no point did TCF ever deviate from or improperly change its fundamental restrictions or investment objectives.

Moreover, plaintiffs have the additional burden of overcoming the powerful presumption afforded by the "business judgment" rule. *See Navellier v. Sletten*, 262 F.3d 923, 946 (9th Cir.

---

[15] The so-called rescission claim fails for another reason: "[i]f a contract is fully executed and implemented, then there is nothing left to rescind." *Amica,* 135 B.R. at 551. Furthermore, because plaintiffs sold their TCF shares in September 1997, rescission is not a remedy available to them. *See In re Hathaway Ranch P'ship*, 127 B.R. 859, 863 (Bankr. C.D. Cal. 1990).

[16] Because plaintiffs' fiduciary duty claim is fraud-based, and alleges "willful" misconduct (AC ¶ 99), the requisite elements must be alleged with particularity. Fed. R. Civ. P. 9(b).

2001) (1940 Act claims); *Beehan v. Lido Isle Community Ass'n.*, 70 Cal. App. 3d 858, 865 (1977).[17] In particular, plaintiffs must plead facts which "if proven, would establish fraud, bad faith, overreaching or an unreasonable failure to investigate material facts." *Lee v. Interinsurance Exchange*, 50 Cal. App. 4th 694, 715 (1996). They have not even attempted to allege such facts in the Amended Complaint.

In addition, as discussed above, plaintiffs have failed to plead facts showing that their losses were proximately caused by the alleged breach of duty. The absence of such facts is fatal to their claim. *Weiner v. Mitchell, Silberberg & Knupp*, 114 Cal. App. 3d 39, 48 (1980) (demurrer properly sustained to breach of fiduciary duty claim where proximate causation was lacking).

Finally, the Amended Complaint does not establish which of various defendants purportedly owed plaintiffs a fiduciary duty. Plaintiffs merely make the conclusory assertion that defendants "owed fiduciary duties of care and loyalty to plaintiffs and the other Class Members by reason of the superior knowledge and expertise of defendants as investment advisors of a Trust in which plaintiffs and the other members Class Members were Trust beneficiaries." AC ¶ 96. These bare assertions are insufficient, especially when (as discussed above) many of the defendants had no connection with the matters alleged in the Amended Complaint. Without facts showing that the various defendants assumed fiduciary obligations, the claim is deficient as a matter of law. *Mosier*, 63 Cal. App. 4th at 1044.

C. The Business and Professions Code Claim Must Be Dismissed.

Plaintiffs allege for the first time that defendants made deceptive and misleading statements in connection with the sale of TCF shares, averring that defendants falsely represented that they would "adhere to investment restrictions" when the decision had been made to "abandon" those restrictions. AC ¶¶ 107-108. Based on that assertion, plaintiffs contend that shareholders were induced to purchase TCF shares, and seek restitution under Sections 17200 and 17500 of the Business and Professions ("B&P") Code. *Id.* ¶¶ 106-109. That claim is legally invalid.

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[17] The business judgment rule applies at the pleading stage, creating a presumption that corporate managers acted in good faith and within the scope of their offices. *Eldridge v. Tymshare, Inc.*, 186 Cal. App. 3d 767, 776 (1986).

1 First, plaintiffs fail to allege a single fact showing that any statement was untrue at the time
2 it was made. To the contrary, the most plaintiffs allege is that statements made by defendants
3 *changed over time* – *e.g.*, that TCF originally indicated that short sales would constitute no more
4 than 25% of its assets, but then changed that limitation to 40%. It is axiomatic that such a change
5 does not indicate that the earlier statement was inaccurate at the time it was made. *In re GlenFed,*
6 *Inc. Sec. Litig.*, 42 F.3d 1541, 1549 (9th Cir. 1994) (*en banc*).[18]

7 Second, plaintiffs have alleged no facts showing that defendants made any statement that
8 would have misled a reasonable person. *See Freeman v. Time, Inc.*, 68 F.3d 285, 289 (9th Cir.
9 1995) ("reasonable person" standard applied to claims under the B&P Code). The Prospectus
10 stated unambiguously that "the investment policies of each Fund may, unless otherwise specifically
11 stated, be changed by the Trustees of the Trust without shareholder approval." April 1, 1997
12 Prospectus, p. 7. A reasonable person would have understood that this meant exactly what it said:
13 investment policies could be changed. Moreover, with respect to short sales, plaintiffs admit that
14 the April 1, 1997 Prospectus said nothing about a 25% limitation, and that a May 5, 1997
15 Supplement disclosed that the limitation had been increased to 40% (AC ¶¶ 46, 49) – thereby
16 refuting any suggestion that a reasonable person could have been misled by statements in those
17 documents. Similarly, as to allegations regarding improperly speculative investments and undue
18 concentration in certain industries, plaintiffs acknowledge that the Fund disclosed the breakdown
19 of its investments to plaintiffs and other shareholders (*see, e.g.*, AC ¶¶ 56-61) – which eviscerates
20 any notion that defendants' statements would have misled a reasonable person. Under these
21 circumstances, the claim must be dismissed. *See Freeman,* 68 F.3d at 289-90 (Section 17200 and
22 17500 claims properly dismissed where reasonable person would not have been misled); *Whitaker*
23 *v. Tandy Corp.*, 1997 WL 703766, at *3 (N.D. Cal. Oct. 31, 1997) (same).

24 That claim is also preempted by the Securities Litigation Uniform Standards Act of 1998
25 ("SLUSA"), which generally precludes all state-law class action claims based on "an untrue
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[18] Not only have they failed to allege that a statement was inaccurate or misleading when made (which is fatal to their claims under both Sections 17200 and 17500), but plaintiffs have also failed to plead facts satisfying Section 17500's requirement that defendants knew or should have known of such falsity. B&P Code § 17500.

1 statement or omission of a material fact in connection with the purchase or sale of a covered
2 security," or alleged use of a "manipulative or deceptive device or contrivance in connection with
3 the purchase or sale of a covered security." 15 U.S.C. § 77p(b); 15 U.S.C. § 78bb(f)(1). *See also*
4 *Bertram v. Terayon Communications Systems, Inc.*, 2001 WL 514358, at *2-5 (C.D. Cal. Mar.
5 27, 2001) (finding that claims under B&P Code were preempted by SLUSA).[19] Congress has
6 instructed that the preemptive provisions of the Uniform Standards Act be "interpreted broadly" to
7 prevent prohibited claims from being litigated under state law. *Gibson v. PS Group Holdings, Inc.*,
8 2000 WL 777818, *4 (S.D. Cal. Mar. 8, 2000).

9 Plaintiffs may argue that, because they filed their original complaint in July 1998, SLUSA
10 is inapplicable. *See* Pub. L. 105-353, § 101(c) (Act does not apply to an "action" commenced prior
11 to November 3, 1998). However, that argument exalts form over substance and would undermine
12 both the language and intent of the statute. At no time prior to August 2001 did plaintiffs ever
13 assert claims based on allegations that defendants induced persons to purchase TCF shares by
14 means of false and misleading statements. The original Complaint was based entirely on
15 allegations of misconduct in connection with the *management* of the Fund (*i.e.*, conduct occurring
16 *after* plaintiffs and other alleged class members had already invested in TCF). By attempting to
17 bring a claim under the B&P Code for false and misleading statements in connection with the
18 purchase or sale of covered securities, and doing so nearly three years after enactment of SLUSA,
19 plaintiffs have necessarily commenced a new securities class action claim under state law – thereby
20 flouting the clear statutory prohibition against such claims. The fact that they have done so with an
21 "amended complaint" does not entitle them to evade the statute; courts are directed to effectuate
22 Congressional intent without regard to procedural contrivances that plaintiffs might try to employ.
23 *See Gibson*, 2000 WL 777818 at *4 (permitting SLUSA to be circumvented through "a hollow
24 procedural maneuver would surrender the [Act's] application to the class action plaintiffs the
25 statute seeks to keep at bay").
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[19] The term "covered security" includes "a security issued by an investment company that is registered, or that has filed a registration statement, under the Investment Company Act of 1940." 15 U.S.C. § 77(b)(2). As plaintiffs concede, TCF shares are within that definition. AC ¶¶ 19, 20.

1 Finally, the new cause of action is untimely. The statute of limitations for unfair business
2 practices is "four years after the cause of action accrued." B&P Code § 17208. As discussed
3 above, plaintiffs knew (or had constructive knowledge) of the facts underlying their claims by May
4 1997, and even plaintiffs concede that the limitation period was running by August 13, 1997. AC ¶
5 71. Thus, when the claim was asserted on August 29, 2001, the four-year statute of limitations had
6 expired. And because the claim is based on transactions, conduct and allegations – *i.e.*, the process
7 by which persons allegedly decided to become TCF shareholders, the averment that defendants
8 made false and misleading statements which induced investors to purchase TCF shares, and the
9 theory that shareholders are entitled to a "refund" of the money defendants obtained thereby –
10 which are fundamentally different from those contained in the original Complaint, plaintiffs cannot
11 rely on the "relation back" doctrine to save the claim. *See Sierra Club*, 857 F.2d at 1316 (where
12 original complaint was based on allegation that regulations were improperly applied, claim in
13 amended complaint that those regulations were improperly promulgated did not "relate back"); *In*
14 *re Dean*, 11 B.R. at 544 (no relation back where plaintiff "shifted to new ground in alleging
15 fraudulent conduct" by defendant).

16 **VI. CONCLUSION**

17 For the foregoing reasons, the Amended Complaint should be dismissed with prejudice.

18 Dated: October 9, 2001 BROBECK, PHLEGER & HARRISON LLP

19

20 By 

21 Kevin P. Muck

22 Attorneys for Defendants

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24

25

26

27

28

SFRLIB1\FL2\
5551830.02
(3@ZT$021.DOC)

Joseph J. Tabacco, Jr. (75484)
Christopher T. Heffelfinger (118058)
Nicole Lavallee (165755)
BERMAN DeVALERIO PEASE TABACCO
BURT & PUCILLO
425 California Street, Suite 2025
San Francisco, CA 94104
Telephone: (415) 433-3200

Jared B. Stamell (admitted *pro hac vice*)
STAMELL & SCHAGER, LLP
One Liberty Plaza, 35th Floor
New York, New York 10006-1404
Telephone: (212) 566-4047

Attorneys for Plaintiffs

[Additional Counsel On Signature Page]

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

CARY and DENISE LAPIDUS, As Trustees of the CARY AND DENISE LAPIDUS LIVING TRUST, on behalf of themselves and all others similarly situated, Plaintiff, v. G. RANDALL HECHT; PAUL H. STEPHENS; ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.; ROBERTSON, STEPHENS & COMPANY, INC; ROBERTSON, STEPHENS INVESTMENT MANAGEMENT, INC.; ROBERTSON STEPHENS & COMPANY, LLC; and ROBERTSON STEPHENS INVESTMENT TRUST, Defendants.	No. C-98-3130 MMC **PLAINTIFFS' AMENDED MEMORANDUM IN OPPOSITION TO DEFENDANTS' MOTION TO DISMISS THE AMENDED COMPLAINT** Date: December 21, 2001 Time: 9 a.m. Place: Courtroom 2, 17th Floor (Hon. Maxine M. Chesney)

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TABLE OF CONTENTS

I. OVERVIEW 1

II. WHETHER THE LIMITATIONS ARE READ WITHOUT REFERENCE TO THE REST OF THE REGISTRATION STATEMENT OR WHETHER THE REGISTRATION STATEMENT IS READ AS A WHOLE, DEFENDANTS VIOLATED FIVE FUNDAMENTAL INVESTMENT LIMITATIONS 2

A. The Investment Restrictions At Issue Required a Shareholders Vote To Change Them ... 2

B. Defendants Claim That They Can Change The Fundamental Restrictions Without a Shareholders' Vote 3

1. Defendants Violated The Fundamental Restrictions Read Without Reference To The Rest Of The Registration Statement. 4

2. Defendants Violated The Fundamental Restrictions If The Registration Statement Is Read As A Whole 7

III. DEFENDANTS CHANGED THE INVESTMENT OBJECTIVE OF THE FUND FROM MAXIMUM LONG-TERM GROWTH TO SPECULATION WITHOUT A SHAREHOLDERS VOTE. 8

IV. THE THEORY OF LOSS CAUSATION ALLEGED IN THE AMENDED COMPLAINT IS THE SAME THEORY OF LOSS CAUSATION STATED IN DEFENDANTS' REGISTRATION STATEMENT, NAMELY THAT INCREASED RISK AND LEVERAGE CAUSES INCREASED LOSSES. 9

V. THE CLAIMS UNDER § 13(A) OF THE ICA WERE FILED LESS THAN ONE YEAR AFTER DISCOVERY AND ARE TIMELY UNDER A ONE YEAR/THREE YEAR LIMITATIONS PERIOD. 10

VI. DEFENDANTS' VIOLATION OF THE FUND'S FUNDAMENTAL INVESTMENT POLICIES THAT IMPOSE A 25% RESTRICTION ON CONCENTRATING ASSETS IN ONE INDUSTRY (PART OF THE FIRST CLAIM) AND VIOLATION OF THE FUND'S INVESTMENT OBJECTIVE (SECOND CLAIM) RELATE BACK TO THE DATE THE CASE WAS FILED. 14

VII. THE AMENDED COMPLAINT NAMES AS DEFENDANTS THOSE INDIVIDUALS AND ENTITIES WHO THE REGISTRATION STATEMENT SAYS WERE IN CONTROLLED OF THE CONTRARIAN FUND 16

VIII. THE AMENDED COMPLAINT PLEADS THE ELEMENTS OF CLAIMS FOR BREACH OF CONTRACT, RESCISSION, BREACH OF FIDUCIARY DUTY AND UNFAIR BUSINESS PRACTICES; THE ISSUES DEFENDANTS RAISE ARE FACTUAL ISSUES THAT CANNOT BE RESOLVED ON A MOTION TO DISMISS. 17

A. BREACH OF CONTRACT AND RESCISSION ARE ADEQUATELY PLED 17

1. A Prospectus Is A Contract. 17

B. The Amended Complaint Alleges A Breach Of Contract.....18

C. The Amended Complaint Alleges That Defendants' Breaches Caused Plaintiffs' Losses.....19

IX. TRUSTEES, INVESTMENT ADVISORS AND PORTFOLIO MANAGERS OF AN INVESTMENT COMPANY WHO INVEST OTHER PEOPLE'S MONEY OWE A FIDUCIARY DUTY THAT IS BREACHED WHEN THEY INVEST IN VIOLATION OF INVESTMENT RESTRICTIONS IMPOSED ON THEM.....20

X. PLAINTIFFS' SIXTH CLAIM ALLEGES THAT DEFENDANTS' ABANDONMENT OF INVESTMENT RESTRICTIONS, WITHOUT NOTICE, CONSTITUTED UNFAIR, UNLAWFUL AND DECEPTIVE PRACTICES IN VIOLATION OF §§ 17200 AND 17500 OF CALIFORNIA'S BUSINESS AND PROFESSIONAL CODE.....22

A. Plaintiffs' §§ 17200 and 17500 Claims Are Not Time Barred.....25

XI. CONCLUSION.....25

TABLE OF AUTHORITIES

CASES

Bacon v. Soule, 19 Cal. App. 428, 434 (1912) 20

Bank of the West v. Superior Court, 2 Cal. 4th 1254, 1266-67 (1992) 24

Barber v. Fox, 36 Mass. App. Ct. 525 (1994) 11

Berry v. Valence Technology, Inc., 175 F.3d 699, 704, n.6 (9th Cir. 1999) 11, 13

Board of Trade of City of Chicago v. SEC, 883 F.2d 525, 529 (7th Cir. 1989) 6

Briskin v. Ernst & Ernst, 589 F.2d 1363, 1369 (9th Cir. 1978) 12

Burt v. Irvine Co., 237 Cal. App. 2d 828, 852 (1965) 22

California Ironworkers Field Pension Trust v. Loomis Sayles & Co., 259 F.3d 1036, 1046 (9th Cir. 2001) 10

California Sansome Co. v. U.S. Gypsum, 55 F.3d 1402, 1406 (9th Cir. 1995) 13

Carruth v. Fritch, 36 Cal. 2d 426, 430 (1950) 19

Clipper Express v. Rocky Mountain Motor Tariff Bureau, Inc., 690 F.2d 1240 (9th Cir. 1982) 15

Cohen v. Stratosphere Corp., 115 F.3d 695 (9th Cir. 1997) 17

Committee on Children's Television, Inc. v. General Foods Corp., 35 Cal. 3d 197, 215, 221 (1983) 20

Convoy Corp. v. Sperry Rand Corp., 601 F.2d 385, 390 (9th Cir. 1979) 20

Daniels v. Centennial Group Inc., 16 Cal. App. 4th 467, 472 (1993) 19

Davis v. Michigan Dep't of Treasury, 489 U.S. 803, 808 n.3 (1989) 25

Day v. AT&T Corp., 53 Cal. App. 4th 325, 333 (1998) 24

Draper v. Coeur Rochester, Inc., 147 F.3d 1104 (9th Cir. 1998) 14

Engle v. Farrell, 75 Cal. App. 2d 612 (1946) 19

Farina v. Bevilacqua, 192 Cal. App. 2d 681, 685 (1961) 19

Feather River Trailer Sales, Inc. v. Sillas, 96 Cal. App. 3d 234 (1979) 24

Franklin Life Insurance Co. v. Commonwealth Edison Co., 451 F. Supp. 602, 613 (S.D. Ill. 1978), aff'd, 598 F.2d 1109 (7th Cir. 1979) 18

Gaillard v. Natomas Co., 208 Cal. App. 3d 1250, 1267-68, 1269 (1989) 22

Gibson v. PS Group Holdings, Inc., 2000 WL 777818, at *5 (S.D. Cal. Mar. 8, 2000) 25

1 Guenther v. Cooper Life Sciences, Inc., No. C-89-1823, 1992 U.S. Dist. LEXIS 22601, *13 (N.D. Cal. Apr. 7, 1992) 12
2 Hanlon v. Chrysler Corp., 150 F.3d 1011 (9th Cir. 1998) 19
3 Harlow v. Chin, 1989 Mass. LEXIS 417, at *7 (Nov. 29, 1989) 21
4 Hewlett v. Squaw Valley Ski Corp., 54 Cal. App. 4th 499, 520 (1997) 24
5 Hoyem v. Manhattan Beach City School Dist., 22 Cal. 3d 508, 520 (1978) 21
6 Hunt v. Alliance North Am. Gov't Income Trust, Inc., 159 F.3d 723 (2d Cir. 1998) 5, 9
7 In re Archer Communications Sec. Litig., No. CV-91-6964, 1992 U.S. Dist. LEXIS 22636, at *3 (C.D. Cal. Oct. 29, 1992) 12
8
9 In re Dreyfus Aggressive Growth Mutual Fund Litigation, 2000 WL 10211, at *2-3 (S.D.N.Y. Jan. 6, 2000) 10
10 In re GlenFed, Inc. Sec. Litig., 42 F.3d 1541, 1549 (9th Cir. 1994) 23
11 In re Hathaway Ranch P'ship, 127 B.R. 859, 863 (Bankr. C.D. Cal. 1990) 19
12 In re ML-Lee Acquisition Fund II, L.P.and ML-Lee Acquistion Fund (Retirement Accounts) II, L.P. Sec. Litig., 848 F. Supp. 527, 545 (D. Del. 1994) 17
13 In re Multidistrict Vehicle Air Pollution, 591 F.2d 68, 70-71 (9th Cir. 1979) 14
14
15 JAS Sec. LLP v. American International Group, Inc., 1999 Del. Super. LEXIS 583, at *24 (Dec. 13, 1999) 18
16 Jerozal v. Cash Reserve Management, Inc., 1982 WL 1363, at *6 (S.D.N.Y. Aug. 10, 1982) 17
17 Khan v. Medical Board, 12 Cal. App. 4th 1834, 1846 (1993) 24
18 Laker v. Freid, 854 F. Supp. 923, 927 (D. Mass. 1994) 20
19 LaMonte v. Sanwa Bank California, 45 Cal. App. 4th 509, 517 (1996) 20
20 Lapidus v. Hecht, 232 F.3d 679 (9th Cir. 2000) 1
21 Martell v. Trilogy Ltd., 872 F.2d 322, 325 (9th Cir. 1989) 25
22 Mir v. Fosburg, 646 F.2d 342, 347 (2d Cir. 1980) 15
23 Moeller v. Superior Court, 16 Cal. 4th 1124, 1133-34 (1997) 20
24 Moreland v. Behl, 1995 U.S. Dist. LEXIS 15353, at *10 (N.D. Cal. Oct. 4, 1995) 15
25 Mosesian v. Peat, Marwick, Mitchell & Co., 727 F.2d 873, 878 (9th Cir. 1984) 11
26 Mosier v. Southern Cal. Physicians Ins. Exchange, 63 Cal. App. 4th 1022, 1044 (1998) 20
27 Navellier v. Sletten, 262 F.3d 923 (9th Cir. 2001) 21, 22
28 New York City Employees Retirement System v. SEC, 45 F.3d 7, 13 (2d Cir. 1995) 7

Omni Financial Corp. v. Cohen, 1994 WL 97125, at *8 (S.D.N.Y. March 22, 1994) 10

Park-In Theatres v. Paramount-Richards Theatres, 90 F. Supp. 727, 729 (D. Del. 1950), aff'd, 185 F.2d 407 (3d Cir. 1950) 14

Quelimane Co. v. Stewart Title Guaranty Co., 19 Cal. 4th 26, 47 (1998) 23

Rankow v. First Chicago Corp., 870 F.2d 356, 360 (7th Cir. 1989) 18

Resolution Trust Corp. v. Gladstone, 895 F. Supp. 356, 369 (D. Mass. 1995) 22

Rochelle v. Marine Midland Grace Trust Co. of New York, 535 F.2d 523, 532 (9th Cir. 1976) 12

Rodney v. KMPG Peat Marwick, 143 F.3d 1140, 1144 (8th Cir. 1998) 4, 5

Rothman v. Gregor, 220 F.3d 81, 96-98 (2d Cir. 2000) 13

SEC v. Keating, No. CV 91-6785, 1992 U.S. Dist. LEXIS 14630, at *12 (C.D. Cal. July 24, 1992) 22

Sheet Metal Workers v. Herre Bros. Inc., 201 F.3d 231, 249 (3d Cir. 1999) 16

State Farm Fire and Cas. Co. v. Superior Ct., 45 Cal. App. 4th 1093, 1102 (1996) 23, 24

Stegeman v. Vandeventer, 57 Cal. App. 2d 753, 761 (1943) 19

Sterlin v. Biomune Systems, 154 F.3d 1191, 1196 (10th Cir. 1998) 11, 13

Stevelman v. Alias Research Inc., 174 F.3d 79, 86 (2d Cir. 1999) 15

Stevens v. Marco, 147 Cal. App. 2d 357, 372 (1956) 20

Tiller v. Atlantic Coast Line R. Co., 323 U.S. 574, 576, 581 (1945) 15

Tippett v. Terich, 37 Cal. App. 4th 1517, 1536 (1995) 19

United States Naval Institute v. Charter Communications, Inc., 936 F.2d 692, 696 (2d Cir. 1991) 16

Van Brode Group, Inc. v. Bowditch & Dewey, 36 Mass. App. Ct. 509, 516 (1994) 20

Van de Kamp v. Bank of America, 204 Cal. App. 3d 819, 826 (1988) 20

Vu v. California Commerce Club, Inc., 58 Cal. App. 4th 229 (1997) 20

Webb v. I.R.S. of U.S., 15 F.3d 203, 207 (1st Cir. 1994) 20

Wiener v. Mitchell, Silberberg & Knupp, 114 Cal. App. 3d 39 (1980) 21

Zenith Radio Corp. v. Hazeltine Research, Inc., 401 U.S. 321, 338 (1971) 13, 14

STATUTES

15 U.S.C. § 77p(b) 24

15 U.S.C. § 80a-1 et seq. 1

15 U.S.C. § 80a-15(c) 22

15 U.S.C. § 80a-46(b) 19

15 U.S.C. §§ 77-78 24

15 U.S.C. §77b(10) 17

17 C.F.R. §270.8b-16(a), § 270.30b1-1 11

Bus. & Prof. Code § 17200 23

Cal Corp. Code § 309 22

Cal. Bus. & Prof. Code §§ 17200 and 17500 23

California Code of Civil Procedure §§ 337, 343 11

Fed. R. Civ. Proc. 15(c)(2) 14

Rule 15(c)(2) of the Federal Rules of Civil Procedure 15

OTHER AUTHORITIES

1 Bernard E. Witkin, Summary of California Law §632, p. 789 (9th ed. 1987-1990) 19

C. Wright & A. Miller, Federal Practice & Procedure § 1219 15

General Instructions to Form N1, [Current Binder] Fed. Sec. L. Rep. (CCH) ¶ 51,153 at 39,158 1

General Statement of Policy Regarding Securities Trading Practices of Registered Investment Companies, ICA Release 10666 (1979), [Current Binder] Fed. Sec. L. Rep. (CCH) ¶ 48,525 at 37,553-7 to 37,553-8 6

Monthly Publication of List of Significant Letters Issued by the Division of Corporate Finance, SEC Rel. 5691, 41 F.R. 13,682 (1976) 6

Release IC-7221, 37 Fed. Reg. 12,790 (SEC 1972) 6

SEC Rel. 5098, 55 Fed. Reg. 17,779 (1970) 6

SEC Release IC-167, 1941 WL 7741 (1941) 2

Thomas L. Hazen, The Law of Securities Regulation Sec. 13.6 (3d ed. Supp. 2000) 10

1 I. **OVERVIEW**

2 Plaintiffs and other investors lost $316 million as shareholders in one of defendants' mutual
3 funds called "The Contrarian Fund." In 1998, plaintiffs brought suit in state court alleging
4 violations of federal and state law to recover the damages caused by these violations. Defendants
5 removed and then moved to dismiss. That motion was granted, and then reversed in part. See
6 *Lapidus v. Hecht*, 232 F.3d 679 (9th Cir. 2000). Plaintiffs then filed an amended complaint.
7 Defendants now move to dismiss on issues argued but not decided in their first motion to dismiss.

8 One such issue is the interpretation of the Registration Statement, including the Prospectus
9 and Statement of Additional Information, that plaintiffs allege was violated. This Court already
10 found plaintiffs' position on this issue "reasonably logical" (Transcript of Oral Argument [January
11 22, 1999] at 46). Another such issue is application of the statute of limitations, about which this
12 Court concluded, "I am satisfied that what you've pled is that the plaintiffs did not know about this
13 until a time that would be within the limitations period." *Id.* at 14. Defendants also reprise
14 arguments made to dismiss state law claims.

15 The focus of this case is defendants' violation of investment limitations. These limitations
16 are part of the Registration Statement and are binding, unless shareholders vote to change them,
17 under the Investment Company Act of 1940, 15 U.S.C. § 80a-1 et seq. ("ICA" or "1940 Act").
18 Under ICA § 8(b)(1), a registration statement must contain "a recital of the policy of the registrant
19 in respect of . . . borrowing money . . .the issuance of senior securities . . . [and] . . . concentrating
20 investments in a particular industry." Section 8(b)(1) also requires the recital of policy to state:
21 "Whether the registrant reserves freedom of action to engage in activities of such type, and if such
22 freedom of action is reserved, a statement briefly indicating, insofar as practicable, the extent to
23 which the registrant intends to engage herein." The regulations issued to enforce § 8(b)(1) provide
24 that an investment company "may reserve freedom of action with respect to any of the foregoing
25 activities [in § 8(b)(1)], but in such cases shall express definitively, in terms of a reasonable
26 percentage of assets to be devoted to the particular activity, or otherwise, the maximum extent to
27 which the [investment company] intends to engage therein." *General Instructions to Form N1*,
28 [Current Binder] Fed. Sec. L. Rep. (CCH) ¶ 51,153 at 39,158 (emphasis added). Under § 13(a), an

investment company is prohibited from deviating from any policy required to be stated, or voluntarily adopted, as fundamental.

Reading the limitations as written, the case is clear. There was no shareholder vote, and defendants violated the investment limitations. Defendants' argument in response is really in the nature of an affirmative defense. Defendants contend that they reserved the freedom to change investment limitations, such as a 25% limitation on short-sales, without a shareholders vote. As plaintiffs argued to this Court in 1998, defendants' position essentially concedes violation of § 8(b)(1) and § 13(a). In *SEC Release IC-167*, 1941 WL 7741 (1941), the SEC labeled as "absurd" the argument that defendants make here, namely that an investment company can simply reserve freedom of action and avoid fundamental investment limitations. The SEC concluded that if an investment company fails to define a maximum limit for such restrictions, then the limit is zero.

II. WHETHER THE LIMITATIONS ARE READ WITHOUT REFERENCE TO THE REST OF THE REGISTRATION STATEMENT OR WHETHER THE REGISTRATION STATEMENT IS READ AS A WHOLE, DEFENDANTS VIOLATED FIVE FUNDAMENTAL INVESTMENT LIMITATIONS

The Amended Complaint carefully alleges that defendants violated five investment limitations that could not be changed without the vote of the Funds' shareholders. AC ¶¶ 28-73. Those violations are the subject of the First Claim for Relief. Defendants raised interpretation of the restrictions as the main issue in their earlier motion to dismiss and, as a result, the Amended Complaint contains a section on interpreting the Fund's investment limitations. AC ¶¶ 65-70. While defendants say that fundamental investment restrictions "must be carefully scrutinized and interpreted strictly according to their terms" in determining whether an investment company deviated from those restriction, (Defts Memo at 7), defendants fail to engage in that analysis.

A. The Investment Restrictions At Issue Required a Shareholders Vote To Change Them

Defendants acknowledge that the fundamental investment restrictions are set forth in a section of the Registration Statement entitled "The Funds' Investment Limitations" and that these investment restrictions may not be changed without a shareholders' vote. Defts Memo at 4. The Amended Complaint quotes five limitations. AC ¶ 32. They are that the Fund may not:

1
2
3
4
5
6
7
8
9
10
11

> a. "make short sales or purchases on margin, except as required in connection with permissible options, futures, short selling and leverage activities, as described elsewhere in the Prospectus and the Statement of Additional Information."
>
> b. "borrow money, except from banks for temporary or emergency purposes, or in connection with otherwise permissible leverage activities, and then only in an amount not in excess of one-third of the value of its total assets."
>
> c. "issue senior securities, as defined in the 1940 Act, except that this restriction shall not be deemed to prohibit the Fund from making any otherwise permissible borrowings, mortgages or pledges, or injury entering into permissible reverse repurchase changes, and options and future transactions."
>
> d. "mortgage, hypothecate, or pledge any of its assets as security for any of its obligations, except as required for otherwise permissible borrowings (including reverse repurchase agreements), short sales, financial options and other hedging activities."
>
> e. "invest more than 25% of the value of the Fund's total assets in the securities of companies engaged in any one industry (except securities issued by the U.S. Government, its agencies and instrumentalities)."

12 This section also states that "[a]s a matter of policy, the Trustees would not materially change a
13 Fund's investment objective without shareholders approval." The stated investment objective of
14 The Contrarian Fund is "maximum long-term growth." AC ¶ 33. The second claim for relief
15 alleges that defendants did indeed change the investment objective of the Fund.

16
17

B. Defendants Claim That They Can Change The Fundamental Restrictions Without a Shareholders' Vote

18 For the proposition that they could change the 25% limitation on short sales, defendants rely
19 upon the statement in the Prospectus that

20
21
22

> The investment policies of each Fund may, unless otherwise specifically stated, be changed by the Trustees of the Trust without shareholder approval as may each Fund's investment objective.

23 See Defts Memo at 8 (emphasis added). The Registration Statement, however, specifically states
24 otherwise, namely that the fundamental investment limitations on short sales, borrowing, pledging
25 assets, issuing senior securities and concentrating investments "may not be changed without the
26 affirmative vote of a majority of the outstanding voting securities of the affected Fund."
27 In spite of requirement of a shareholders' vote, defendants represent that they did not intend
28 for the 25% limitation on short sales to be part of the fundamental restrictions. Defts Memo at 4, 7.

Defendants' interpretation of their prospectus and their investment practices would "read[] the restrictions out of existence." *Rodney v. KMPG Peat Marwick,* 143 F.3d 1140, 1144 (8th Cir. 1998) (reversing lower court's grant of summary judgment because fact issues existed as to whether the fund's investments violated its restrictions and whether prospectus adequately disclosed risks). Nonetheless, the Amended Complaint adopts defendants' own position about how the Registration Statement should be interpreted as one alternate basis for holding them liable for plaintiffs' damages. AC ¶ 68. As alleged (AC ¶ 69-70), whether the Registration Statement is read as a whole, incorporating investment policies into the Fund's investment limitations that are subject to a shareholders vote, or read as defendants say they want it read to incorporate only those policies they now deem are fundamental, the result is the same – defendants violated the Registration Statement.

1. Defendants Violated The Fundamental Restrictions Read Without Reference To The Rest Of The Registration Statement.

The Fund's fundamental investment limitations are stated in two parts. The first part is a categorical prohibition, including that the Fund may not:

a. "make short sales or purchases on margin";

b. "borrow money";

c. "issue senior securities, as defined in the 1940 Act";

d. "mortgage, hypothecate, or pledge any of its assets as security for any of its obligations";

e. "invest more than 25% of the value of the Fund's total assets in the securities of companies engaged in any one industry."

AC ¶ 65. Looking only at the categorical prohibitions, the violation of fundamental investment restrictions are apparent. Indeed, like the investors in *Rodney,* the shareholders here were "assured there were lines the Fund could not and would not cross." *Rodney*, 143 F.3d at 1145.

First, defendants made short sales, violating the fundamental limitation that prohibits short sales. Defendants admit in the 1997 annual report to losing approximately $50 million in short sale transactions. AC ¶ 61.

Second, a short sale involves borrowing, which violates the fundamental limitation that prohibits borrowing. Defendants admit that they borrowed securities from brokers, and there are

other liabilities on the Fund's financial statements. AC ¶ 40.

Third, a short sale involves pledging assets as collateral for the contractual obligation to return the security borrowed from the broker. AC ¶ 43. Defendants admit that they pledged assets as collateral, in violation of the fundamental limitation prohibiting pledges. Defts Memo at 10.

Fourth, defendants invested more than 25% of the Fund's assets in the mining industry, violating the fundamental limitation prohibiting the concentration of assets. AC ¶¶ 57, 60-61. In the January 30, 1998 Annual Report, Defendants divided the mining investments into four parts (gold, nickel, diamond and copper) to keep the total under 25% they now argue that each commodity constitutes a separate industry. Defts Memo at 11 citing January 30, 1998 Annual Report at 9. Elsewhere in the Annual Report, however, defendants combined positions in copper and gold investments. Annual Report at 3. The factual issue, as defendants acknowledge, is whether "the diamond, copper, gold and nickel industries are economically indistinguishable or otherwise possess such characteristics that they must necessarily be considered the same 'industry'". Defts Memo at 11-12. Although defendants cite *Hunt v. Alliance North Am. Gov't Income Trust, Inc.*, 159 F.3d 723 (2d Cir. 1998), they overlook that the Second Circuit reversed dismissal of the complaint because "the prospectuses did not warn of the risk plaintiffs claim was not disclosed." *Id.* at 729. See also *Rodney*, 143 F.3d at 1145 (reversing grant of summary judgment because defendants' failure to disclose warnings was a question for the jury).

Fifth, a short sale creates a senior security, violating the fundamental investment limitation that prohibits the issuance of senior securities. AC ¶ 42. Defendants deny that a short sale creates a senior security, repeating arguments they made earlier in this Court and in the Ninth Circuit. SEC regulations and case law completely undermine defendants' position.

Defendants assert (Defts Memo at 9) that *SEC General Policy Statement, Release 10666*, "made clear" that short-sales "will not run afoul of the ICA" if the investment company collateralizes them. That is not what *Release 10666* says.[1] Not only does *Release 10666* analyze

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[1] *Release 10666* explains that a short-sale is only one of a number of activities that creates investment leverage and a senior security by borrowing. *General Statement of Policy Regarding Securities Trading Practices of Registered Investment Companies*, ICA Release 10666 (1979), [Current Binder] Fed. Sec. L. Rep. (CCH) ¶ 48,525 at 37,553-7 to 37,553-8. Because ICA § 18(g)

why a short-sale creates a senior security, it specifically references *Release IC-7221*, 37 Fed. Reg. 12,790 (SEC 1972), which states: "A short-sale involves the creation of a senior security and is therefore subject to the limitations of Section 18." The SEC's pronouncements confirm what the Amended Complaint alleges:

- Short-selling creates a senior security (AC ¶ 42);
- Short-selling involves borrowing (AC ¶¶ 36, 42); and
- Short-selling creates investment leverage that increases the risk of losing money (AC ¶ 34-35).

Defendants also reprise their argument that in *Release 10666,* the SEC stated that pledge of collateral as part of a short-sale eliminates the senior security. Defts Memo at 10. *Release 10666* does not state that. Rather, it states that the SEC staff will not bring an enforcement action against an investment company that maintains segregated accounts in connection with short sales:

> In circumstances involving similar economic effects [created by investment leverage], such as short sales of securities by investment companies, the Division of Investment Management has determined that the issue of compliance with Section 18 will not be raised with the Commission by the Division if the investment company "covers" senior security by establishing and maintaining certain "segregated accounts."

Furthermore, as the SEC emphasizes, SEC enforcement policy stated in no-action letters does not insulate defendants from private actions to enforce § 13(a). *Monthly Publication of List of Significant Letters Issued by the Division of Corporate Finance*, SEC Rel. 5691, 41 F.R. 13,682 (1976) (No-action letters "do not constitute an official expression of the Commission's views" and "are not intended to affect the rights of private persons."); *SEC Rel. 5098*, 55 Fed. Reg. 17,779 (1970) ("No-action . . . responses by the staff are subject to reconsideration and should not be regarded as precedents binding on the [SEC].").[2]

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defines "senior security" to mean "any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness . . .," the investment company's obligation in a short-sale to replace the borrowed security sold short constitutes an obligation evidencing indebtedness that creates a senior security (AC ¶¶ 36-42).

[2] Accord *Board of Trade of City of Chicago v. SEC*, 883 F.2d 525, 529 (7th Cir. 1989) (SEC staff "could change [its] mind tomorrow, or the Commissioners might elect to proceed no matter what the [staff] recommends"). See also *New York City Employees Retirement System v. SEC*, 45 F.3d 7, 13 (2d Cir. 1995) ("Even when district courts have ruled in accord with no-action letters, they almost always have analyzed the issues independently of the letters.").

1
2
2. Defendants Violated The Fundamental Restrictions If The Registration Statement Is Read As A Whole.

3 The Registration Statement contains statements about short sales, borrowing, pledging
4 assets, issuing senior securities and concentrating investments that are located outside of the section
5 that lists the fundamental investment limitations. The fundamental investment limitations refer to
6 these statements. Therefore, another way to read the Registration Statement is to incorporate
7 statements about an investment limitation into the fundamental restrictions.

8 The second clause of the fundamental investment limitations are qualifications stated as
9 exceptions to the categorical prohibitions. These exceptions refer to other parts of the Prospectus
10 and Statement of Additional Information, as follows:

11
12 a. no short sales or purchases on margin – "except as required in connection with permissible options, futures, short selling and leverage activities, as described elsewhere in the Prospectus and the Statement of Additional Information."

13
14 b. no borrowing of money – "except from banks for temporary or emergency purposes, or in connection with otherwise permissible leverage activities, and then only in an amount not in excess of one-third of the value of its total assets."

15
16
17 c. no issuing of senior securities – "except that this restriction shall not be deemed to prohibit the Fund from making any otherwise permissible borrowings, mortgages or pledges, or injury entering into permissible reverse repurchase changes, and options and future transactions."

18
19 d. no pledging of assets – "except as required for otherwise permissible borrowings (including reverse repurchase agreements), short sales, financial options and other hedging activities."

20 e. no investment of more than 25% of the Fund's assets in any one industry – "except securities issued by the U.S. Government, its agencies and instrumentalities."

21 Most discussed by defendants is the 25% limitation on short sales. See Defts Memo at 4, 8.
22 The 25% limitation on short sales is located in a section of the Registration Statement entitled
23 "Short Sales." It appears intended to relax the categorical prohibition on short sales, borrowing
24 issuing senior securities and pledging assets as applied to short sales. If it is so intended and
25 incorporated into "The Fund's Investment Limitations," the 25% limitation could not be changed
26 without a shareholders' vote.

27 There is no dispute that defendants purported to change the 25% limitation without a
28 shareholders vote. There also is no dispute that no notice of any kind was sent to shareholders

regarding that change. AC ¶¶72-73. And, there is no dispute that defendants engaged in short sales that exceeded the 25% limitation and lost money. There also should be no dispute that the exception to the borrowing limitation permitted defendants to borrow but not more than one-third of total assets, and that defendants violated that limitation. AC ¶ 59. Similarly, there are other statements in the Registration Statement that would relax the prohibition on senior securities to permit their issuance subject to 300% asset coverage and would relax the prohibition on asset pledges for hedging purposes. The fundamental investment limitations were nonetheless violated even if these other statements are incorporated into them. AC ¶ 70.

In sum, whether the Registration Statement is read to make subject to shareholders vote only those limitations defendants deem are fundamental or read as whole, the result is the same: defendants violated the five investment limitations listed in the Amended Complaint.

III. DEFENDANTS CHANGED THE INVESTMENT OBJECTIVE OF THE FUND FROM MAXIMUM LONG-TERM GROWTH TO SPECULATION WITHOUT A SHAREHOLDERS VOTE.

The Second Claim for Relief alleges that defendants materially changed the investment objective of the Fund from maximum long-term growth to speculative investment, thereby violating another investment policy that is changeable only by a shareholders' vote. Defendants' objection to this claim is that "plaintiffs do not offer any definition of what 'speculative investment' means in this context." Defts Memo at 12. Investment company objectives, however, must be disclosed by virtue of SEC rules and they have a specific meaning. The term that defendants used to describe the fundamental investment objective of the Fund – "maximum long-term growth" – is a term that the SEC defines as:

> A registrant/series with an investment objective of growth is one that seeks long-term growth, with a moderate degree of risk. Receipt of income may be considered to some degree in selecting investments.

SEC Form N-SAR Item 66. The SEC defines a riskier investment company as one with "an investment objective of aggressive capital appreciation . . . that primarily and regularly seeks short-term appreciation through high-risk investment, with little or no concern for receipt of income." *Id.* The Amended Complaint alleges that defendants' foray into short sales and concentrated investments was even riskier than that and constituted a speculative objective, thus constituting a

1 material change in investment objective. AC ¶ 86. Unlike the *Hunt* case from the Second Circuit
2 cited by defendants, the description that defendants chose as a fundamental investment objective is
3 defined by the SEC, and whether that objective changed can be measured by reference to SEC
4 definitions.

5
6
7
IV. THE THEORY OF LOSS CAUSATION ALLEGED IN THE AMENDED COMPLAINT IS THE SAME THEORY OF LOSS CAUSATION STATED IN DEFENDANTS' REGISTRATION STATEMENT, NAMELY THAT INCREASED RISK AND LEVERAGE CAUSES INCREASED LOSSES.

8 Defendants claim that plaintiffs fail to properly allege causation. Once again, defendants
9 ignore the allegations of the Amended Complaint. These allegations are supplemented by
10 defendants' declaration, which attach as exhibits several prospectus and Statements of Additional
11 Information. In its October 1996 Prospectus, the Robertson Stephens investment Trust (the "Trust")
12 explains how borrowing and leverage increases [losses]:

13
14
15
> The Contrarian Fund . . . may borrow money to invest in additional portfolio securities. This practice, known as "leverage," increases a Fund's market exposure and its risk. When a Fund has borrowed money for leverage and its investments increase or decrease in value, the Fund's net asset value will normally increase or decrease more than if it had not borrowed money.

16 October 1996 Prospectus at 15 (Welch Decl., Exh. A). The theory of investment causation
17 alleged in the Amended Complaint, ¶ 35, is the same, explaining how leverage and industry
18 concentration caused an exaggerated decrease in the Fund's net asset value.

19 Defendants also contend that "plaintiffs have not asserted a single fact indicating that the
20 <u>allegedly improper investments</u> resulted in losses." (emphasis in original.) Defts Memo at 17. But
21 the Amended Complaint, ¶ 35, explains how the improper investments resulted in losses, and ¶ 2
22 alleges that most of the $316 million defendants lost was caused by investments made in violation
23 of the investment restriction. The Amended Complaint, ¶ 61, even points to defendants' own
24 statements that quantify how much of the losses were caused by investments that plaintiffs allege
25 violated the Prospectus. <u>See also</u> AC ¶¶ 33, 82-83, 86-87.

26 Whether allegations of loss causation are true is a question for the jury and cannot be
27 resolved on a motion to dismiss. <u>See</u>, <u>e.g.</u>, *In re Dreyfus Aggressive Growth Mutual Fund*
28 *Litigation,* 2000 WL 10211, at *2-3 (S.D.N.Y. Jan. 6, 2000) (motion to dismiss ICA, 1933 Act, and

state law claims on grounds of loss causation denied). Defendants' cases are inapposite. In *Omni Financial Corp. v. Cohen,* 1994 WL 97125, at *8 (S.D.N.Y. March 22, 1994), the court concluded that plaintiff did not have a claim for false statements in connection with a shareholders vote because "[p]laintiff's votes were unnecessary." By contrast, as alleged in the Amended Complaint, a vote was required here, and no vote at all was held. By violating the Registration Statement without authorization, defendants lost money. AC ¶¶ 83, 87. ("Plaintiffs and the other Class Members were injured because defendants increased the risk and investment leverage of the Fund, thereby losing more money than they would have been able to lose had they not violated the Registration Statement").

Defendants also cite *California Ironworkers Field Pension Trust v. Loomis Sayles & Co.,* 259 F.3d 1036, 1046 (9th Cir. 2001), but the court there did not consider loss causation. Rather, the court was concerned with whether the lower court used the correct method to calculate damages for breach of fiduciary duty, an issue unrelated to pleading loss causation.

Defendants also assert that plaintiffs' allegations are insufficient because they do not state that defendants' wrongdoing was the sole cause of plaintiffs' losses is wrong. See Defts Memo at 17. Defendants' conduct, however, need only be a substantial cause of the losses, not the sole cause. E.g., see Thomas L. Hazen, *The Law of Securities Regulation* Sec. 13.6 (3d ed. Supp. 2000) (Rule 10b-5 actions), *citing* 2000 WL 10211, at *2-3. The Amended Complaint alleges that defendants are liable for the losses caused by violating the Prospectus. No additional allegation is required..

V. THE CLAIMS UNDER § 13(a) OF THE ICA WERE FILED LESS THAN ONE YEAR AFTER DISCOVERY AND ARE TIMELY UNDER A ONE YEAR/THREE YEAR LIMITATIONS PERIOD.

This Court was satisfied at the oral argument of defendants' prior motion that plaintiffs were not time-barred. Nonetheless, applying a one/three year limitation period to plaintiffs' ICA claims, defendants again assert that the federal claims are time-barred. Defts Memo at 13. Just as before, defendants are wrong now because the Amended Complaint alleges that the claims were discovered

less than one year before suit was filed.[3] In addition, the allegations in the Amended Complaint that defendants violated the 25% concentration restriction relates back to the filing of the Amended Complaint for limitations purposes. See infra.[4]

Defendants' principal argument is that plaintiffs were put on actual notice of the § 13(a) violation by a prospectus filed in April 1997 that said nothing about any change in investment policy and by an amendment to the prospectus filed in May 1997 that increased the maximum short-sale percentage to 40%. Filing a document with the SEC does not notify investors who have no obligation to check the SEC's records. Defendants were required by SEC regulation to notify investors about any changes in investment policies, but they never did. AC ¶ 54. See 17 C.F.R. §270.8b-16(a), § 270.30b1-1; SEC Form N-SAR, Sub-Item 77D. No actual notice occurred.

Nor was there constructive notice. To show constructive notice, defendants must prove "well-known and highly publicized information which was generally available." *Mosesian v. Peat, Marwick, Mitchell & Co.*, 727 F.2d 873, 878 (9th Cir. 1984). The statute of limitations is triggered only if there are "sufficient storm warnings to alert a reasonable person to the possibility" that the cause of action has accrued.. *Sterlin v. Biomune Systems*, 154 F.3d 1191, 1196 (10th Cir. 1998). The two SEC filings by defendants more than a year before suit was commenced did not put plaintiffs on notice for at least four reasons.

First, filing a document with the SEC does not constitute constructive notice.[5]

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[3] Defendants concede that plaintiffs' third, fourth and fifth state law claims are timely (breach of contract, rescission and breach of fiduciary duty). Each is governed by at least a four-year limitation period under either California or Massachusetts law. California Code of Civil Procedure §§ 337, 343; *Barber v. Fox*, 36 Mass. App. Ct. 525 (1994).

[4] The Ninth Circuit has declined to decide whether inquiry notice or actual notice applies, although it has indicated a preference for actual notice. See *Berry v. Valence Technology, Inc.*, 175 F.3d 699, 704, n.6 (9th Cir. 1999) ("On a literal reading of *Lampf*, those decisions [applying the inquiry notice standard] appear to be 'contrary to the specific guidance issued by the Court.'") (citations omitted). This Court does not need to resolve this issue since there was neither actual nor inquiry notice here.

[5] Not only are all of defendants' cases from outside this Circuit, but they also involve far more than the two SEC filings at issue here. For example, the Magistrate Judge in *Omni Financial Corp.*, 1994 WL 97125, at *10, referred to information in "annual reports to the shareholders" as well as various SEC filings. Likewise, the decision in *Seidel v. Lee*, 954 F. Supp. 810 (D. Del. 1996), describes annual and quarterly reports and proxy statements as well as SEC filings.

"[R]easonably diligent shareholders do not, as a matter of law, have a duty to examine document filings with the SEC." *Guenther v. Cooper Life Sciences, Inc.*, No. C-89-1823, 1992 U.S. Dist. LEXIS 22601, *13 (N.D. Cal. Apr. 7, 1992) (rejecting the argument that inquiry notice existed based on SEC filings that were not mailed to investors); *In re Archer Communications Sec. Litig.*, No. CV-91-6964, 1992 U.S. Dist. LEXIS 22636, at *3 (C.D. Cal. Oct. 29, 1992) ("Constructive notice of information in [financial analyst] reports and [SEC] filings may not be imputed to plaintiffs as a matter of law.")

The Ninth Circuit refuses to find constructive notice in situations where far more information was available than an SEC filing. Reversing a district court's finding that debenture holders were on inquiry notice, the Circuit held that:

> [S]ituations will rarely arise when we can say that public notoriety about a corporation's financial condition is sufficiently great to charge an investor with such knowledge as a matter of law. The defendants have pointed to no information published about [the corporation] in the news media. They have relied on statements in proxy materials sent to . . . shareholders and filed with the Securities and Exchange Commission in late 1967 and early 1968. But they have given us no sound reason why [debenture-holders] . . . should have known about any or all of these items.

Rochelle v. Marine Midland Grace Trust Co. of New York, 535 F.2d 523, 532 (9th Cir. 1976) (emphasis added). See *Briskin v. Ernst & Ernst,* 589 F.2d 1363, 1369 (9th Cir. 1978) (plaintiffs placed on notice by a prospectus they received, but not by an earlier Form 8-K Report filed with the SEC not sent to them).

Second, whether an April 1997 Prospectus that omitted reference to the 25% limitation put anyone on notice is an issue of fact. As the Ninth Circuit advises, "[a] trial judge should not assign conclusive legal effect to such documents at the summary-judgment stage when there can be a genuine difference of opinion as to their impact on a reasonable person." [6] *Briskin*, 589 F.2d at 1368.

Third, even if plaintiffs were deemed to be on inquiry notice because of the April 1997

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[6] Defendants' doubtful assertion that the contract claim demonstrates plaintiffs' knowledge more than a year before suit commenced is a similarly fact-based inquiry. The contract between plaintiffs and defendants was entered into before the Prospectus and Supplement that defendants' rely upon were filed with the SEC. Plaintiffs' reliance on the terms of that contract has no bearing on the issue of when plaintiffs were on notice – actually or constructively.

Prospectus and the May 1997 Supplement, these documents do not trigger the running of the one year limitations period.[7] These documents do not indicate that, as of April or May 1997, the Trust actually had violated the 25% short-sale limitation or that any of the other investment limitations were violated. The April 1997 Prospectus simply omits the 25% limitation, does not offer a different limitation and cannot reasonably be construed as notice of any violation. The May 1997 Supplement, at most, indicates that defendants believed they could exceed the 25% limitation, but investors would not know until they received the August 1997 semi-annual report that it was violated. *Berry*, 175 F.3d at 704-705; *Rothman*, 220 F.3d at 96 ("The 1-year period, by its terms, begins after discovery of the facts constituting the violation."); *Sterlin*, 154 F.3d at 1201 (inquiry notice "triggers an investor's duty to exercise reasonable diligence," but the limitations period does not begin to run until "the investor, in the exercise of reasonable diligence, should have discovered the facts underlying the" claim). See also *California Sansome Co. v. U.S. Gypsum*, 55 F.3d 1402, 1406 (9th Cir. 1995) (since it is well established that a statute of limitations does not commence running until injury occurs, a person is not on notice until he is on notice of his injury). As alleged in the Amended Complaint, the first notice that plaintiffs had of either the violation or the resulting damages was when the Trust delivered a semi-annual report for The Contrarian Fund that was dated August 13, 1997. AC ¶¶ 55-56. In that semi-annual report defendants admit that they "have increased the Fund's short position from 22.7% of the portfolio at the end of the first quarter of 1997 to approximately 26-27% currently." *Id.* Plaintiffs filed this action less than a year later, on July 10, 1998.

Fourth, defendants continued their wrongful conduct well after July 10, 1997. Plaintiffs may recover the damages incurred beginning at least from a date one year before the case was filed. *Zenith Radio Corp. v. Hazeltine Research, Inc.*, 401 U.S. 321, 338 (1971) ("each time a plaintiff is

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[7] Establishing the reasonable discovery date for inquiry notice is a two-step process. *Berry*, 175 F.3d at 704-705; *Rothman v. Gregor*, 220 F.3d 81, 96-98 (2d Cir. 2000); *In re Complete Management, Inc. Sec. Litig.* 153 F. Supp. 2d 314, 336-337 (S.D.N.Y. 2001). First, a court must determine when a reasonable investor could learn of facts sufficient to indicate the probability that he has been defrauded, a circumstance known as "inquiry notice." *Id.* Second, assuming a duty to inquire develops, a court must determine whether, in the exercise of reasonable diligence, a plaintiff should have discovered the facts constituting the violation. *Berry*, 175 F.3d at 704-705.

injured by an act of the defendants a cause of action accrues to him to recover the damages caused by that act and that, as to those damages, the statute of limitations runs from the commission of the act...").[8] See also *In re Multidistrict Vehicle Air Pollution,* 591 F.2d 68, 70-71 (9th Cir. 1979); *Park-In Theatres v. Paramount-Richards Theatres,* 90 F. Supp. 727, 729 (D. Del. 1950), *aff'd*, 185 F.2d 407 (3d Cir. 1950) ("A civil case . . . is based upon the damage caused by the commission of the overt act and the applicable statute must run from the time of the commission of that act which is alleged to have caused the damage"). Unlike the decisions defendants cite where fraudulent misrepresentations occurred on a date beyond the limitations period, the wrongful conduct occurred here each time defendants violated a fundamental investment limitation.

VI. DEFENDANTS' VIOLATION OF THE FUND'S FUNDAMENTAL INVESTMENT POLICIES THAT IMPOSE A 25% RESTRICTION ON CONCENTRATING ASSETS IN ONE INDUSTRY (PART OF THE FIRST CLAIM) AND VIOLATION OF THE FUND'S INVESTMENT OBJECTIVE (SECOND CLAIM) RELATE BACK TO THE DATE THE CASE WAS FILED.

Defendants assert that the statute of limitations bare claims that they violated § 13(a) by (i) investing more than 25% of the value of the Fund's assets in the mining industry and (ii) violating the Fund's investment objective. Defts Memo at 15-16. Defendants' arguments misapply federal pleading rules and try to make plaintiffs responsible for documents they never saw.

First, the claim based upon industry concentration relates back to the original complaint because it arises out of the same conduct, transaction and occurrences pleaded in the original complaint. See Fed. R. Civ. Proc. 15(c)(2). The earlier complaint alleged generally that the legal issue was "[w]hether defendants deviated from any investment policy of The Contrarian Fund." Complaint ¶ 23(C). Furthermore, the Registration Statements and Annual Reports referred to in the original complaint are the same documents referred to in the Amended Complaint. There are no new facts alleged. The claim based on the improper changing of the Fund's investment objective relates back to the original complaint for the same reason. AC ¶ 86. Indeed, defendants concede

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[8] *Zenith* was an antitrust case, but its analysis applies in civil cases generally. See, e.g., *Draper v. Coeur Rochester, Inc.*, 147 F.3d 1104 (9th Cir. 1998) (reversing district court's finding that plaintiff's Title VII claims were time-barred because genuine issues of material fact existed about whether the hostile work environment continued into the limitations period).

that this claim derives from the same facts as the short-sales claim. Defts Memo at 16-17.

Pursuant to Rule 15(c)(2) of the Federal Rules of Civil Procedure, a claim relates back whenever "the claim or defense asserted in the amended pleading arose out of the conduct, transaction, or occurrence set forth or attempted to be set forth in the original pleading." The relation back doctrine is a liberal one. *Clipper Express v. Rocky Mountain Motor Tariff Bureau, Inc.*, 690 F.2d 1240 (9th Cir. 1982). New claims relate back to the original filings even where a party expands the facts to offer alternate bases to conclude that a defendant engaged in wrongdoing. *Stevelman v. Alias Research Inc.*, 174 F.3d 79, 86 (2d Cir. 1999) (claims of improper revenue recognition and failure to establish timely and adequate reserves for doubtful accounts relate back where plaintiff initially sued for inadequate internal controls and failing to disclose account receivable problems); *Tiller v. Atlantic Coast Line R. Co.*, 323 U.S. 574, 576, 581 (1945) (claim relates back where plaintiff amended complaint to specify new item of negligence as alternative ground for recovery); *Moreland v. Behl*, 1995 U.S. Dist. LEXIS 15353, at *10 (N.D. Cal. Oct. 4, 1995) ("The fraud claim incorporates many of the facts pled in the original complaint. Those new facts it adds are merely further examples of the type of conduct and a part of the same nucleus of activity already pled").[9] As the Ninth Circuit explained in *Mir v. Fosburg*, 646 F.2d 342, 347 (2d Cir. 1980), citing C. Wright & A. Miller, *Federal Practice & Procedure* § 1219, "[t]he federal rules, and the decisions construing them, evince a belief that when a party has a valid claim, he should recover on it regardless of his counsel's failure to perceive the true basis of the claim at the pleading stage, provided always that a late shift in the thrust of the case will not prejudice the other party in maintaining his defense upon the merits." In addition, the original complaint here pleaded for "such other and further relief as this Court may deem just and proper," a request that courts hold is broad enough to authorize relief on any basis that the facts permit. *Sheet Metal Workers v. Herre*

[9] This also makes sense because Federal practice eliminates the concept of "cause of action." Rule 8(a) requires that a complaint merely contain "a short and plain statement of the claim showing that the pleader is entitled to relief." Rule 15(b) permits amendment of the complaint as late as trial and Rule 54(c) provides that, except in the case of a default judgment, the "final judgment shall grant the relief to which the party in whose favor it is rendered is entitled, even if the party has not demanded such relief in the party's pleadings."

Bros. Inc., 201 F.3d 231, 249 (3d Cir. 1999); *United States Naval Institute v. Charter Communications, Inc.*, 936 F.2d 692, 696 (2d Cir. 1991).

Second, the 1996 Annual Report to shareholders dated January 29, 1997 (1996 Annual Report at 5), before plaintiffs became shareholders on February 27, 1997, does not put plaintiffs on notice. There was no reason to send these non-shareholders a copy, and defendants do not claim that they did. Similarly, the other investors who purchased 25 million shares in 1997 could not learn anything from a document never sent to them. AC ¶ 63. Moreover, even for shareholders who did receive the 1996 Annual Report, the mining investments were broken up to hide the excessive concentration, and hence there is a fact issue for a jury to decide whether the report placed investors on notice.

VII. THE AMENDED COMPLAINT NAMES AS DEFENDANTS THOSE INDIVIDUALS AND ENTITIES WHO THE REGISTRATION STATEMENT SAYS WERE IN CONTROLLED OF THE CONTRARIAN FUND.

Defendants complain that plaintiffs have not explained how each individual and entity named as a defendant caused the violative acts. However, all of the defendants were listed in the Registration Statement as controlling the Fund. Thus, in addition to the Trust, the Amended Complaint names as defendants the Trust's trustee, G. Randall Hecht, who also was president and chief executive of other Robertson Stephens entities (AC ¶¶ 11, 80), Robertson Stephens Investment Company Management, LP ("RSIM LP"), and Robertson Stephens Investment Management, Inc. ("RSIM Inc."), the Trust's investment advisors (AC ¶¶ 7, 75-77), Robertson Stephens and Company, Inc. ("RS & Co."), a general partner of RSIM LP, Robertson, Stephens & Company, LLC ("RS LLC"), a control person of RSIM LP (AC ¶¶ 9, 75), and Paul H. Stephens, the Trust's namesake, chief investment officer, The Contrarian Fund's portfolio manager and a designated control person (AC ¶ 12, 79). Based upon their positions of control, the Amended Complaint alleges (AC ¶¶ 6-12, 74-80) that each of the defendants "procured and caused those violations [of § 13(a) of the 1940 Act]." The Amended Complaint also alleges that defendants exercised their control over the Fund by voting at meetings identified by dates to abandon all non-fundamental investment policies. AC ¶¶ 47-48.

Defendants themselves acknowledge that the Trust's trustees (i.e., defendant Hecht) bear

ultimate responsibility for investment policies, that RSIM LP was the investment adviser and Stephens was the Chief Investment Officer of RS & Co. and portfolio manager of the Fund. Defts Memo at 3. The Registration Statement also states that RSIM Inc. "determines the composition of the Funds' portfolios, the nature and timing of the changes to the Funds' portfolios, and the manner of implementing such changes." Muck Dec., Exh. B at 23. The Registration Statement also states that RS LLC "may be deemed to be [a] control person[] of [RSIM LP]." Muck Dec., Exh. A at 18. The latter entity is "the investment advisor for each of the Funds, other than the Emerging Growth Fund." Id. See also *Id.* at 22 ("Management of the Funds") at 23 (Stephens), and Muck Dec., Exh. B at 19 (Hecht). These allegations suffice any pleading requirements for a § 48(a) violation.[10]

VIII. THE AMENDED COMPLAINT PLEADS THE ELEMENTS OF CLAIMS FOR BREACH OF CONTRACT, RESCISSION, BREACH OF FIDUCIARY DUTY AND UNFAIR BUSINESS PRACTICES; THE ISSUES DEFENDANTS RAISE ARE FACTUAL ISSUES THAT CANNOT BE RESOLVED ON A MOTION TO DISMISS.

A. BREACH OF CONTRACT AND RESCISSION ARE ADEQUATELY PLED

1. A Prospectus Is A Contract.

Although defendants posit that "plaintiffs fail to properly plead the existence of a contract," they do not dispute that a prospectus constitutes an offer that was accepted when plaintiffs purchased their shares, thereby creating a contract.[11] Defendants nonetheless argue that the contract was fully executed because their offer in the prospectus does not give rise to any obligation other than to issue shares once payment is made.[12] Defts Memo at 20. Defendants do not cite any

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[10] Defendants correctly point out that § 13(a) makes it unlawful for an investment company to engage in the practices set forth in those sections. However, ICA § 48(a) that makes control persons liable as if they were the investment company. *In re ML-Lee Acquisition Fund II, L.P.and ML-Lee Acquistion Fund (Retirement Accounts) II, L.P. Sec. Litig.*, 848 F. Supp. 527, 545 (D. Del. 1994) (persons who control companies are liable to fund investors under § 48 for causing unlawful transactions between funds and affiliates); *Jerozal v. Cash Reserve Management, Inc.*, 1982 WL 1363, at *6 (S.D.N.Y. Aug. 10, 1982) (controlling or dominating directors of investment fund liable under § 48(a).

[11] A prospectus is defined as an offer to sell securities. See § 3(10) of the Securities Act of 1933, 15 U.S.C. §77b(10) (prospectus includes any document "that offers any security for sale.").

[12] *Cohen v. Stratosphere Corp.*, 115 F.3d 695 (9th Cir. 1997), is irrelevant because the plaintiffs there were not shareholders. See *Id.* at 697 (plaintiffs "do not complain of having purchased stock, to their loss, because of the defendants' misrepresentations. Instead, they complain that they were improperly denied the opportunity to purchase stock at all, and thus were denied a potential gain

authority for this absurd position.

Representations about the rights of shareholders in a prospectus constitute terms of a contract and shareholders may sue for breach of that contract. See, e.g., *Franklin Life Insurance Co. v. Commonwealth Edison Co.*, 451 F. Supp. 602, 613 (S.D. Ill. 1978), aff'd, 598 F.2d 1109 (7th Cir. 1979) (It is unquestioned that the redemption terms contained in a prospectus create a contract between the corporation and its stockholders); *JAS Sec. LLP v. American International Group, Inc.*, 1999 Del. Super. LEXIS 583, at *24 (Dec. 13, 1999) ("The terms of the Agreement as reported in the Prospectus are clear.") (claim dismissed on other grounds). See also, *Rankow v. First Chicago Corp.*, 870 F.2d 356, 360 (7th Cir. 1989) (court denied motion to dismiss breach of contract claim where plaintiff alleged that defendants verbally modified the terms of the prospectus).

B. The Amended Complaint Alleges A Breach Of Contract.

Defendants next assert that plaintiffs failed to allege a breach of the contract. Plaintiffs allege that the Registration Statement prohibited defendants, absent a shareholders vote, from changing fundamental investment limitations concerning short-sales, borrowing, pledging assets, issuing senior securities, investing more than 25% of the Fund in one industry, and changing the Fund's investment objective. AC ¶¶ 32, 104. Defendants violated these prohibitions, thereby breaching the contract. AC ¶ 91. The Amended Complaint also alleges that defendants breach the contract by not notifying shareholders that they were abandoning all investment restrictions defendants deemed non-fundamental. AC ¶ 92.

Defendants argue that the obligations that were breached are statutory, not contractual. As quoted above, however, the investment restrictions violated are stated in the Registration Statement, a contract. See Statement of Additional Information at B-15-18 and Prospectus at 14.[13] Sections 8(b)(1) and 13(a) of the ICA did require the Registration Statement to include certain investment policies that were subject to shareholders vote. This means that the restrictions defendants violated are both statutory and contractual.

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when the stock rose in value for a time.").

[13] Copies of these documents are attached as Exhibits A and B to Exhibit 1 of the Muck Declaration.

Finally, the Amended Complaint alleges that each defendant is a party to the agreement. AC § 90. The Trust is a party because it filed the Registration Statement. AC ¶ 19. The investment advisers, RSIM LP and RSIM Inc. agreed in contracts with the Trust to abide by the Registration Statement. AC ¶ 7. As general partner of the investment adviser, RSIM LP, RS & Co. is legally liable for RSIM LP's contracts. AC ¶ 8. Stephens controlled RSIM LP and RSIM Inc., the investment advisers, and personally directed the Fund's investments as portfolio manager. Similarly, RS LLC controlled the Trust and the investment advisers. AC ¶ 9. As trustee of the Trust and its President, Hecht signed the investment advisory contracts and agreed to supervise the investment advisers' compliance with the Registration Statement. AC ¶ 7.

C. The Amended Complaint Alleges That Defendants' Breaches Caused Plaintiffs' Losses

Defendants inaccurately contend that no proximate cause is alleged. As discussed in § IV above, the Amended Complaint alleges that loss was caused by the breaches and by the mechanism by which defendants increased investment leverage and concentration. AC ¶¶ 2, 94, 33, 82-83 86-87. Further, proximate cause is an issue of fact for the jury.[14] *Convoy Corp. v. Sperry Rand Corp.*,

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[14] In a footnote, defendants attack plaintiffs' rescission claim because plaintiffs sold their shares. Defts Memo at 21, n.15, citing, In re *Hathaway Ranch P'ship*, 127 B.R. 859, 863 (Bankr. C.D. Cal. 1990). However, rescission is routinely granted to adjust the equities between parties even if is impossible to restore the status quo ante. See, e.g., *Stegeman v. Vandeventer*, 57 Cal. App. 2d 753, 761 (1943); *Carruth v. Fritch*, 36 Cal. 2d 426, 430 (1950); *Farina v. Bevilacqua*, 192 Cal. App. 2d 681, 685 (1961). Plaintiffs also represent a class of investors and may seek rescission on behalf of absent class members, even if that is not relief to which they may be entitled. *Hanlon v. Chrysler Corp.*, 150 F.3d 1011 (9th Cir. 1998) (class actions may proceed even if different class members may be entitled to different remedies). See also *Daniels v. Centennial Group Inc.*, 16 Cal. App. 4th 467, 472 (1993) (court allow class actions even though one or more of the named plaintiffs are not entitled to rescission because "[d]enying class certification for the entire action on that basis [prayer for rescission] is much like using a nuclear weapon to kill a fly. If the presence of the rescission claim creates a conflict between the class representatives and the class (and we are not sure it does), the remedy is to certify a damages class, not dismiss the whole action.").

Further, contrary to defendants' assertion, California law does not prohibit rescission where a contract is fully executed. See 1 Bernard E. Witkin, Summary of California Law §632, p. 789 (9th ed. 1987-1990), discussing *Engle v. Farrell*, 75 Cal. App. 2d 612 (1946) (rescission granted although contract was fully executed). See also *Tippett v. Terich*, 37 Cal. App. 4th 1517, 1536 (1995). Moreover, the ICA expressly provides that rescission is available even where the contract has been fully executed unless the court finds that denial of rescission would produce a more equitable result. 15 U.S.C. § 80a-46(b).

601 F.2d 385, 390 (9th Cir. 1979); *Heppler v. J.M. Peters Co.*, 73 Cal App. 4th 1265, 1287 (1999).[15]

No further causation must be alleged.

IX. TRUSTEES, INVESTMENT ADVISORS AND PORTFOLIO MANAGERS OF AN INVESTMENT COMPANY WHO INVEST OTHER PEOPLE'S MONEY OWE A FIDUCIARY DUTY THAT IS BREACHED WHEN THEY INVEST IN VIOLATION OF INVESTMENT RESTRICTIONS IMPOSED ON THEM

Defendants assert that plaintiffs' fiduciary duty claim fails because it is missing "particular facts showing (1) the existence of a fiduciary duty; (2) breach of that duty; and (3) damage proximately caused by that breach." Defts Memo at 21. Particularity in pleading applies to a fraud claim, not a fiduciary duty claim. See, e.g.,. *Committee on Children's Television, Inc. v. General Foods Corp.*, 35 Cal. 3d 197, 215, 221 (1983) (fiduciary duty claim addressed separately from fraud claims). Defendants cite *Mosier v. Southern Cal. Physicians Ins. Exchange,* 63 Cal. App. 4th 1022, 1044 (1998), but the court there required particularity in pleading fraud, not fiduciary duty.

Moreover, the Amended Complaint details the factual basis for defendants' fiduciary duty. AC ¶¶ 6-12, 74-80, 96.[16] Defendants are the Fund's investment advisors, the controlling persons of the Fund's investment advisors, a Trustee of the Massachusetts Business Trust of which the Fund was part,[17] and the Fund's managers at the time the breach of fiduciary duty occurred. AC ¶¶ 6-12. The Amended Complaint alleges that defendants had total control over how monies were invested,

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[15] Defendants' reliance on *Vu v. California Commerce Club, Inc.*, 58 Cal. App. 4th 229 (1997), is misplaced. The Court there held, on summary judgment, that it was untenable, as a matter of law, to claim that gambling losses were caused by the fact that another person cheated because "winning or losing at card games is inherently the product of other factors, namely individual skill and fortune or luck." *Id.* at 233 ("It simply cannot be said with reasonable certainty that the intervention of cheating such as here alleged was the cause of a losing hand and certainly not of two weeks' or two years' net losses.")

[16] Courts hold that a fiduciary duty exists whenever "one reposes faith, confidence, and trust in another's judgment and advice." *Van Brode Group, Inc. v. Bowditch & Dewey,* 36 Mass. App. Ct. 509, 516 (1994) (citation omitted); *Laker v. Freid,* 854 F. Supp. 923, 927 (D. Mass. 1994); *Stevens v. Marco,* 147 Cal. App. 2d 357, 372 (1956); *LaMonte v. Sanwa Bank California.* 45 Cal. App. 4th 509, 517 (1996); *Bacon v. Soule,* 19 Cal. App. 428, 434 (1912).

[17] Under both Massachusetts and California law, a trustee owes a fiduciary duty to the trust's beneficiaries. *Webb v. I.R.S. of U.S.,* 15 F.3d 203, 207 (1st Cir. 1994); *Moeller v. Superior Court,* 16 Cal. 4th 1124, 1133-34 (1997); *Van de Kamp v. Bank of America,* 204 Cal. App. 3d 819, 826 (1988). Clearly, defendant G. Randall Hecht, a trustee, owed plaintiffs a fiduciary duty. AC ¶ 11.

1 as well as over what information investors were given about these investments. AC ¶¶ 74-80. The
2 Amended Complaint further alleges that defendants met on at least two occasions and voted to
3 abandon investment restrictions. AC ¶ 47, 48.

4 In *Navellier v. Sletten*, 262 F.3d 923 (9th Cir. 2001), a terminated investment advisor sued
5 the trustee of an investment company, for inter alia, breach of fiduciary duty. The Ninth Circuit
6 assumed without discussion that investment company trustees owed a fiduciary duty to
7 shareholders. See, e.g., 262 F.3d at 946 ("Adams advised the independent trustees that, to fulfill
8 their fiduciary obligations to the shareholders of the Fund, it was necessary to obtain certain
9 financial information...").[18]

10 The Amended Complaint also alleges that defendants' breached their fiduciary duty by
11 changing investment restrictions without shareholders approval and by failing to disclose to
12 shareholders that investment restrictions had been changed. See AC ¶¶ 52, 65-67, 70, 82, 86.
13 Plaintiffs further allege that defendants' breach of fiduciary duty caused damages. AC ¶¶ 2, 35, 60-
14 64, 73, 100. Specifically, plaintiffs allege that the Fund lost $316 million and that "most of the
15 losses were caused by investments made in violation of investment restrictions found in
16 Registration Statements that defendants filed with the SEC." AC ¶¶ 2, 60-64. The way the loss was
17 caused is alleged and, as explained above, mirrors language in the Prospectus about how leverage
18 and risk increase investment losses. AC ¶ 35. Under both California and Massachusetts law, loss
19 causation is a question of fact for the jury and is not decided on pleadings.[19] See, *e.g., Hoyem v.*
20 *Manhattan Beach City School Dist.*, 22 Cal. 3d 508, 520 (1978); *Harlow v. Chin,* 1989 Mass.
21 LEXIS 417, at *7 (Nov. 29, 1989).

22 Nor can defendants obtain a dismissal by pointing to the business judgment rule. First, this
23
24

25 [18] The decision also analyzed claims against the new investment advisors, holding that they did not we a fiduciary duty for decisions made before they were hired. *Id.* at 936-37.
26

27 [19]Defendants cite *Wiener v. Mitchell, Silberberg & Knupp,* 114 Cal. App. 3d 39 (1980), which is a collateral estoppel decision that dismissed at the pleading stage because "[t]he issue of the proximate causation of plaintiff's federal indictment is precluded in this litigation by its implicit
28 prior determination in the federal criminal litigation." *Id.* at 48.

rule may not apply at all.[20] And, even if this rule does apply, it merely raises a question for the jury. *Navellier v. Sletten, supra* (business judgment rule applied to investment company trustees by jury); *Resolution Trust Corp. v. Gladstone,* 895 F. Supp. 356, 369 (D. Mass. 1995) ("factual questions swirling about" the issue of the business judgment rule); *Gaillard v. Natomas Co.,* 208 Cal. App. 3d 1250, 1267-68, 1269 (1989). While the rule creates a rebuttable presumption that the directors' decisions were based on sound judgment, it does not shield directors from liability for decisions made in bad faith or without due care. *Gladstone,* 895 F. Supp. at 369; *Gaillard.,* 208 Cal. App. 3d at 1263-64; *SEC v. Keating,* No. CV 91-6785, 1992 U.S. Dist. LEXIS 14630, at *12 (C.D. Cal. July 24, 1992). See also Cal Corp. Code § 309.

Moreover, the business judgment rule does not apply to the ultra vires acts of fiduciaries. *Burt v. Irvine Co.,* 237 Cal. App. 2d 828, 852 (1965). See also *Keating*, 1992 U.S. Dist. LEXIS 14630, at *11-12 ("A state business judgment rule cannot permit action otherwise prohibited by the federal securities laws."). In *Navellier v. Sletten,* the business judgment rule was applied at trial to a decision by investment company trustees to terminate the investment advisor, a decision that, by statute, was within their sole discretion. See 15 U.S.C. § 80a-15(c). In contrast, here, defendants violated the Registration Statement by abandoning investment restrictions without a shareholder vote that was not within their discretion to eliminate. Similarly, even if the abandonment of investment restrictions did not require a shareholders vote, as defendants claim, it nonetheless required notice to shareholders – notice that defendants did not have the discretion not to give. AC ¶ 98.

X. PLAINTIFFS' SIXTH CLAIM ALLEGES THAT DEFENDANTS' ABANDONMENT OF INVESTMENT RESTRICTIONS, WITHOUT NOTICE, CONSTITUTED UNFAIR, UNLAWFUL AND DECEPTIVE PRACTICES IN VIOLATION OF §§ 17200 AND 17500 OF CALIFORNIA'S BUSINESS AND PROFESSIONAL CODE.

Defendants mischaracterize plaintiffs' allegations under Cal. Bus. & Prof. Code §§ 17200

[20] Defendants assert that plaintiffs have the "burden of overcoming the 'powerful' presumption afforded by the business judgment rule." Deft. Memo at 21-22. However, since the business judgment rule is an affirmative defense, defendants bear the initial burden of showing that it applies. *See, e.g., Keating,* 1992 U.S. Dist. LEXIS 14630, at *12.

and 17500, arguing that (i) "plaintiffs fail to allege a single fact showing that any statement was untrue at the time it was made;" and (ii) no reasonable investor could have been misled by defendants' false and misleading statements. Defts Memo at 23. These arguments overlook that § 17200 establishes liability on three different bases.[21] The Amended Complaint alleges that defendants engaged in unfair and unlawful business practices under § 17200 by, among other things, abandoning the investment restrictions in the Prospectus. AC ¶ 108. These violations arise, not because the statements in the Prospectus were false, but rather because it was unfair and unlawful for defendants to ignore the investment restrictions. See AC ¶¶ 106, 52, 65-67, 70, 82, 86. Defendants' argument about the falsity of representations at the time first made is irrelevant to a 17200 claim that is based on unfair and unlawful business practices that are not restricted to false statements.

Defendants also are wrong about allegations of deceptive practices and false advertising under §§ 17200 and 17500. These claims stem from defendants' failure to notify investors that investment restrictions that had been previously advertised had been changed. AC ¶¶ 54, 107.[22] The Amended Complaint alleges in ¶¶ 47, 48 that defendants met on December 12, 1996, and again on March 13, 1997, to remove all non-fundamental investment restrictions.[23] Paragraph 54 alleges that defendants had a duty to disclose the abandonment of investment restrictions, and no notice was given. Even if defendants believed that no shareholders vote was necessary, it still had to tell investors that it was changing the way it would invest. AC ¶ 45-46.

Since investors were not notified, there is no basis to conclude that, as a matter of law,

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[21] Bus. & Prof. Code § 17200 prohibits any unlawful, unfair or fraudulent business act, not merely the issuance of misleading statements. *State Farm Fire and Cas. Co. v. Superior Ct.*, 45 Cal. App. 4th 1093, 1102-1104 (1996).

[22] Defendants cite *In re GlenFed, Inc. Sec. Litig.*, 42 F.3d 1541, 1549 (9th Cir. 1994), for the proposition that plaintiffs must allege facts to support a finding that a statement was untrue at the time it was made. That case dealt with pleading federal securities fraud, not Bus. & Prof. Code violations. *Id.* at 1547. Moreover, unlike fraud, Bus. & Prof. Code claims may be alleged generally. *Quelimane Co. v. Stewart Title Guaranty Co.*, 19 Cal. 4th 26, 47 (1998).

[23] As explained in AC ¶¶ 47, 48, plaintiffs do not yet know what restrictions defendants deemed non-fundamental at these meetings.

shareholders were not likely to be deceived. *Day v. AT&T Corp.*, 53 Cal. App. 4th 325, 333 (1998) ("unless we can say as a matter of law that contrary to the complaint's allegations, members of the public were not likely to be deceived or misled by respondents' packaging materials, we must hold that appellants stated a cause of action.").

Defendants assert that plaintiffs do not allege that defendants knew or should have known of the deception. But scienter is irrelevant to unfair and unlawful conduct and incorrect with respect to plaintiffs' allegations of fraudulent practices and false advertising. Defts Memo at 23 n.18. Furthermore, the Amended Complaint shows intentional conduct in alleging that defendants met on specific dates and voted to abandon investment restrictions. AC ¶¶ 47, 48.

In any event, neither knowledge nor scienter is required to establish a claim under § 17200. Section 17200 is a strict liability statute.[24] *State Farm Fire and Cas. Co. v. Superior Ct.*, 45 Cal. App. 4th 1093, 1102 (1996). See also *Hewlett v. Squaw Valley Ski Corp.*, 54 Cal. App. 4th 499, 520 (1997). With respect to § 17500, actual knowledge by defendants is not required. *Feather River Trailer Sales, Inc. v. Sillas,* 96 Cal. App. 3d 234 (1979). Plaintiffs need only allege that defendant acted negligently, although intentional misconduct is alleged here. *Khan v. Medical Board,* 12 Cal. App. 4th 1834, 1846 (1993).

Finally, the Securities Litigation Uniform Standards Act of 1998, Pub. L. 105-353, 15 U.S.C. §§ 77-78 ("SLUSA"), does not pre-empt these state law claims. While SLUSA preempts claims "in connection with the purchase or sale of a covered security," 15 U.S.C. § 77p(b), the victims here were not purchasers or sellers – they were the existing shareholders of the Trust. As defendants concede, SLUSA expressly provides that "[t]he amendments made by this section shall not affect or apply to any action commenced before and pending on the date of enactment of this

---

[24] As the California Supreme Court explains, "in drafting the [Unfair Business Practices] Act, the Legislature deliberately traded the attributes of tort law for speed and administrative simplicity. As a result, to state a claim under the act, one need not plead and prove the elements of a tort [such as deception]. Instead, one need only show that "members of the public are likely to be deceived." *Bank of the West v. Superior Court,* 2 Cal. 4th 1254, 1266-67 (1992) ("The Legislature considered this purpose so important that it authorized courts to order restitution without individualized proof of deception, reliance, and injury if necessary to prevent the use or employment of an unfair practice.") (Citations omitted.)

Act [on November 3, 1998]." *Id.* § 101(c) (enacted Nov. 3, 1998). This case was commenced in July 1998, before SLUSA was enacted. The statute is unambiguous so that defendants' resort to legislative history to argue that it should be interpreted broadly is inappropriate. See *Gibson v. PS Group Holdings, Inc.*, 2000 WL 777818, at *5 (S.D. Cal. Mar. 8, 2000), *citing Davis v. Michigan Dep't of Treasury*, 489 U.S. 803, 808 n.3 (1989).

A. Plaintiffs' §§ 17200 and 17500 Claims Are Not Time Barred

Defendants' are wrong in contending that the Bus. & Prof. Code claim is time barred because it was first asserted in the Amended Complaint four years and three months after the cause of action accrued.[25] That claim relates back to the filing of the initial complaint under Rule 15(c)(2) because it stems from the same conduct, transaction and occurrence. See § VI above. See also *Martell v. Trilogy Ltd.*, 872 F.2d 322, 325 (9th Cir. 1989). Defendants mischaracterize the claim as one "for the purchase or sale of covered securities." Deft Memo at 24. As explained above, plaintiffs and other class members complain about what defendants did after they purchased shares – the same misconduct alleged in the original complaint.

XI. CONCLUSION

For the reasons stated above, plaintiffs respectfully request that the Court deny defendants' motion to dismiss the Amended Complaint.

Dated: November 14, 2001

BERMAN DeVALERIO PEASE TABACCO BURT & PUCILLO

By: ______________________
Nicole Lavallee

Joseph J. Tabacco, Jr.
Nicole Lavallee
425 California Street, Suite 2025
San Francisco, California 94104
Telephone: (415) 433-3200

Jared B. Stamell
STAMELL & SCHAGER, LLP
One Liberty Plaza, 35th Floor
New York, New York 10006-1404
Telephone: (212) 566-4047

---

[25] Defendants concede that the statute of limitations is four years. Bus. & Prof. Code § 17208.

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Lisa C. Cohen
SCHINDLER COHEN & HOCHMAN, LLP
One Liberty Plaza, 35th Floor
New York, New York 10006-1404
Telephone: (212) 693-1700

Attorneys for Plaintiffs

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CERTIFICATE OF SERVICE

I, TYLER KELLY, declare that I am over the age of 18 years and not a party to this action. My business address is 425 California Street, Suite 2025, San Francisco, CA 94104. On November 14, 2001, I served **PLAINTIFFS' AMENDED MEMORANDUM IN OPPOSITION TO DEFENDANTS' MOTION TO DISMISS THE AMENDED COMPLAINT** on the following:

Kevin P. Muck
BROBECK, PHLEGER & HARRISON LLP
One Market
Spear Street Tower
San Francisco, CA 94105

by placing same in a sealed envelope, addressed as shown above, and tendering it to an employee of Worldwide Attorney Services, for same-day hand delivery to the address shown.

I declare under penalty of perjury pursuant to the laws of the United States that the foregoing is true and correct.

Executed at San Francisco, California, on November 14, 2001.



Tyler Kelly

KEVIN P. MUCK (State Bar No. 120918)
JAMES N. KRAMER (State Bar No. 154709)
FELIX S. LEE (State Bar No. 197084)
MICHELLE P. HUDSON (State Bar No. 205542)
BROBECK, PHLEGER & HARRISON LLP
Spear Street Tower
One Market
San Francisco, California 94105
Telephone: (415) 442-0900
Facsimile: (415) 442-1010

Attorneys for Defendants

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

CARY AND DENISE LAPIDUS AS TRUSTEES FOR THE CARY AND DENISE LIVING TRUST, on behalf of itself and all others similarly situated, Plaintiffs, v. G. RANDALL HECHT; PAUL H. STEPHENS; ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.; ROBERTSON, STEPHENS & COMPANY, INC.; and ROBERTSON, STEPHENS INVESTMENT MANAGEMENT, INC.; ROBERTSON STEPHENS & COMPANY LLC; and ROBERTSON STEPHENS INVESTMENT TRUST, Defendants.	Case No. C-98-3130 MMC <u>CLASS ACTION</u> **DEFENDANTS' REPLY MEMORANDUM IN SUPPORT OF MOTION TO DISMISS AMENDED COMPLAINT** Date: December 21, 2001 Time: 9:00 a.m. Place: Courtroom of the Honorable Maxine M. Chesney

TABLE OF CONTENTS

I. INTRODUCTION 1

II. THE AMENDED COMPLAINT FAILS TO STATE ANY FACTS WHICH SUPPORT A VIOLATION OF THE 1940 ACT 1

A. The Amended Complaint Does Not Allege Any Violation Of The 1940 Act Arising From The Fund's Activity In Short Sales 1

B. Plaintiffs Essentially Concede They Have No Claim Under § 13(a)(2) for Issuance of Senior Securities 3

C. Plaintiffs Cannot Present Any Authority As To Why The Court Should Accept The "Mining Industry" Category That They Invented 5

D. Plaintiffs' Assertion That Defendants Changed The Fund's Investment Objective From Maximum Long Term Growth Is Unavailing, Both Legally And Factually 5

E. Plaintiffs Have Not Shown That Their Claims Are Timely 6

1. Plaintiffs Concede That Investors Had Notice of the Change in Short Sale Policy More Than One Year Before The Original Complaint Was Filed 6

2. Plaintiffs' Other 1940 Act Claims Do Not Relate Back to the Original Complaint, And Would Be Untimely Even If They Did 9

a. The "Mining Industries" Claim 9

b. The "Changed Investment Objective" Claim 10

F. Plaintiffs' Opposition Confirms the Absence of Loss Causation 10

G. The Opposition Fails To Demonstrate That Various Defendants Exercised Control As Defined By Section 48 11

III. PLAINTIFFS' OPPOSITION DOES NOTHING TO SALVAGE THE STATE LAW CLAIMS 12

A. The Amended Complaint Fails to Plead the Existence, Much Less a Breach, of Contract, Nor Does It Show That Defendants Were Parties to the Purported Contract 12

B. Plaintiffs Cannot Salvage the Fiduciary Duty Claim 13

C. The Business and Professions Code Claims Must Also Be Dismissed 14

IV. CONCLUSION 15

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TABLE OF AUTHORITIES

Cases

Apablasa v. Merrit & Co.,
176 Cal. App. 2d 719 (1959) 12

Blatt v. Merrill Lynch, Pierce, Fenner & Smith Inc.,
916 F. Supp. 1343 (D.N.J. 1996) 8

Bowles v. Reade,
198 F.3d 752 (9th Cir. 1999) 9, 14

Briskin v. Ernst & Ernst,
589 F.2d 1363 (9th Cir. 1978) 9

California Ironworkers Field Pension Trust v. Loomis Sayles & Co.,
259 F.3d 1036 (9th Cir. 2001) 11

Cariaga v. Local No. 1184 Laborers Int'l. Union of North America,
154 F.3d 1072 (9th Cir. 1998) 2

Cohen v. Stratosphere Corp.,
115 F.3d 695 (9th Cir. 1997) 12

Eldridge v. Tymshare, Inc,
186 Cal. App. 3d 767 (1986) 13

Freeman v. Time, Inc.,
68 F.3d 285 (9th Cir. 1995) 14

Friedlob v. Trustees of the Alpine Mut. Fund Trust,
905 F. Supp. 843 (D. Colo. 1995) 6, 7, 9

Gibson v. PS Group Holdings, Inc.
2000 WL 777818 (S.D. Cal. Mar. 8, 2000) 15

Green v. Fund Asset Mgmt., L.P.,
19 F. Supp. 2d 227 (D.N.J. 1998) 8

Hunt v. Alliance North Am. Gov't Trust, Inc,
159 F.3d 723 (2d Cir. 1998) 5, 6

In re Dreyfus Aggressive Growth Mut. Fund Litig.,
[1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH),
¶ 90,737 (S.D.N.Y. Jan. 6, 2000) 10

Jablon v. Dean Witter & Co.,
614 F.2d 677 (9th Cir. 1980) 7, 10

Karpus v. Hyperion Capital Mgmt., Inc.,
[1996-1997 Transfer Binder] Fed. Sec. L. Rep. (CCH)
¶ 99,366 (S.D.N.Y. Nov. 18, 1996) 2, 5

Krantz v. Prudential Invs. Fund Mgmt.,
77 F. Supp. 2d 559 (D.N.J. 1999) 11

Krouner v. American Heritage Fund, Inc.,
899 F. Supp. 142 (S.D.N.Y. 1995) 1, 2, 5

Lapidus v. Hecht,
232 F.3d 679 (9th Cir. 2000) 8

Lee v. Interinsurance Exchange,
50 Cal. App. 4th 694 (1996) 14

Omni Financial Corp. v. Cohen,
1994 WL 97125 (S.D.N.Y. Mar. 22, 1994) 7, 10

Resolution Trust Corp. v. Gladstone,
895 F. Supp. 356 (D. Mass. 1995) 14

Seidel v. Lee,
1994 U.S. Dist. LEXIS 21534, (D. Del. Oct. 14, 1994) 11

Seidel v. Lee,
954 F. Supp. 810 (D. Del. 1996) 7, 8

Sierra Club v. Penfold,
857 F.2d 1307 (9th Cir. 1988) 9, 10

Toms v. Hellman,
115 Cal. App. 74 (1931) 12

Toombs v. Leone,
777 F.2d 465 (9th Cir. 1985) 6, 9, 10

United States v. National Asso. of Sec. Dealers, Inc.,
422 U.S. 694 (1975) 4

Statutes

Investment Company Act of 1940
Section 8(b)(1) 2
Section 13(a)(2) 3
Section13(a)(3) 5
Section 48 .... 11, 12

Other Authorities

Dreyfus Strategic Investing (No-Action Letter, June 22, 1987),
1987 WL 108242 [1987 Transfer Binder] Fed. Sec. L. Rep. (CCH)
78,472 .... 3, 4

Release IC-7221, 37 Fed. Reg. 12,790 (SEC 1972) 4

SEC Release IC-167, 1941 WL 7741 (1941) 3

SEC Release No. IC-10666,
1979 WL 22127 (Apr. 18, 1979) 4

I. INTRODUCTION

Characterizing the theory of the case advanced in plaintiffs' Opposition to Defendants' Motion to Dismiss the Amended Complaint ("Opposition" or "Opp.") is a difficult task, since it is protean and takes whatever form is necessary at the moment to avoid dismissal. Multiple contradictory theories are set forth by the Opposition on a variety of issues and then jettisoned without a thought elsewhere – the litigation version of a shell game, designed to obscure plaintiffs' complete inability to plead facts sufficient to state a claim. But when the Court carefully examines the language of the relevant documents and plaintiffs' own allegations, it is evident that the Amended Complaint ("AC") does not come close to stating a viable claim.[1]

II. THE AMENDED COMPLAINT FAILS TO STATE ANY FACTS WHICH SUPPORT A VIOLATION OF THE 1940 ACT.

A. The Amended Complaint Does Not Allege Any Violation Of The 1940 Act Arising From The Fund's Activity In Short Sales.

Plaintiffs do not contest that a fund's fundamental investment restrictions must be carefully scrutinized and read strictly according to their terms. *Krouner v. American Heritage Fund*, Inc., 899 F. Supp. 142, 148-49 (S.D.N.Y. 1995). Yet they blithely disregard that principle, advancing two interpretations of The Contrarian Fund's ("TCF" or "the Fund") restrictions that are absolutely inconsistent with the relevant language and with each other.

Plaintiffs first offer the new theory that TCF may have been prohibited from engaging in any short sales *whatsoever*. Opp. at 4-5. This argument, which plaintiffs seem to make half-heartedly, is based on a blatant misstatement of the Fund's investment limitations. In enumerating those investment limitations which may be changed only with shareholder approval, the Statement of Additional Information ("SAI") states that TCF may not engage in short sales *except* "in connection with … permissible short selling … as described elsewhere in the Prospectus and this Statement."[2] In making the argument that there was a blanket prohibition on short sales, plaintiffs inexplicably chop this statement in two, seize upon the first half and *ignore the second half – i.e.*,

[1] Unless otherwise noted, all statutory references are to the Investment Company Act of 1940 ("1940 Act").

[2] Ex. B to the Decl. of Dana K. Welch ("Welch Decl."), p. B-15, which was attached as Ex. 1 to the Decl. of Kevin P. Muck, filed and served with defendants' moving papers.

1 they pretend that the provision expressly authorizing short sales does not exist. Plaintiffs' butchery
2 of TCF's investment restrictions cannot support a claim. *See Karpus v. Hyperion Capital Mgmt.,*
3 *Inc.*, [1996-1997 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 99,366 at 96,308 (S.D.N.Y. Nov. 18,
4 1996); *Krouner* 899 F. Supp. at 148.

5 Indeed, plaintiffs have conceded elsewhere that there was no blanket prohibition against
6 short sales. For example, in trying to show that their claims are timely, plaintiffs go to great lengths
7 to argue that no investment restriction was infringed until April or May 1997. Opp. at 13. Since
8 plaintiffs acknowledge that the Fund had been making short sales long before that time (AC ¶ 44),
9 they necessarily concede that such short selling did not violate any fundamental restriction.[3]

10 Plaintiffs' second theory is that the Fund transformed its 25% limitation on short sales into a
11 fundamental investment restriction, despite the fact that such limitation cannot be found anywhere
12 in the Fund's fundamental restrictions. The law rejects this argument: policies are only fundamental
13 if the Fund *specifically designates them as such*. *Karpus*, Fed. Sec. L. Rep. ¶ 99,366 at 96,308.
14 And plaintiffs concede that the fundamental restrictions do not contain any percentage limitation.
15 AC ¶ 44.[4] Plaintiffs are forced, therefore, to argue that the limitation was "incorporated by
16 reference" into the fundamental restrictions. Opp. at 7-8. The Opposition cannot, however, cite a
17 single case where a court has allowed a policy outside the SAI to be designated as fundamental by
18 reference. Indeed, plaintiffs' discussion of this theory fails to cite any legal authority *whatsoever*.
19 *See* Opp. at 7-8. Moreover, as a matter of law, language in one document will not be incorporated
20 by reference into another unless such reference is "clear and unequivocal." *Cariaga v. Local No.*
21 *1184 Laborers Int'l. Union of North America*, 154 F.3d 1072, 1074 (9th Cir. 1998). Plaintiffs do not
22 even try to allege that language in the fundamental restrictions evinces a clear and unequivocal
23 intent to incorporate the 25% restriction, and for good reason: there is absolutely no such
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26 [3] As discussed in Section II.E., infra, if TCF was prohibited from engaging in any short sales per se, plaintiffs' claim would indisputably be time-barred.

27 [4] Significantly, when TCF intended to make percentage restrictions in its investment policies changeable only on shareholder vote, the language of the SAI made it perfectly clear. For example,
28 the restrictions stated explicitly that TCF could not invest more than 25% of its assets in the securities of companies engaged in any one industry (*see* Welch Decl., Ex. B at B-16).

language.[5]

Thus, despite plaintiffs' efforts to obfuscate the issue, the relevant fundamental investment limitation is clear and unambiguous: the Fund was permitted to engage in short sales as long as those transactions conformed with the policies articulated in the Prospectus and SAI. Equally unassailable is the fact that the policy of limiting short sales to 25% of the Fund's assets was *not* designated as a fundamental limitation; to the contrary, the Prospectus itself states that "the investment policies of each Fund may, unless otherwise specifically stated, be changed by the Trustees of the Trust without shareholder approval." Aug. 1996 Prospectus (Welch Decl., Ex. A) at 7. Consequently, plaintiffs' claim must be dismissed.[6]

B. Plaintiffs Essentially Concede They Have No Claim Under § 13(a)(2) for Issuance of Senior Securities.

Plaintiffs' contention that defendants violated Section 13(a)(2) by increasing short sales above the 25% level – and thus issuing "senior securities" in violation of the recitals of policy contained in the registration statement – is flawed for several independent reasons.

First, Section 13(a)(2) only prohibits the issuance of senior securities to the extent that they violate "recitals of policy contained in [the] registration statement." Here, the registration statement explicitly states that the 25% restriction on short sales could be "changed by the Trustees of the Trust without shareholder approval." *See* Aug. 1996 Prospectus at 7, 14. Thus, even if short sales somehow created senior securities, increasing the level above 25% did not violate a "recital[] of policy" in the registration statement. Plaintiffs make no effort to address this point, thus conceding that they have no claim for violation of Section 13(a)(2).

Second, plaintiffs' underlying premise – that short sales constitute senior securities – is contrary to law, and the Opposition confirms that fact. The SEC has spoken on the issue of whether

[5] Both the Opposition and the Amended Complaint make largely incoherent references to Section 8(b)(1) of the 1940 Act, though neither makes clear which of plaintiffs' theories this section is meant to support, or why it even arguably supports plaintiffs' position – *especially since plaintiffs do not claim that this section was actually violated.* In any event, by its terms the language of Section 8(b)(1) has no application to short sales. As the Opposition concedes, Section 8(b)(1) only governs policies related to "borrowing money...issuance of senior securities...[and]...concentrating investments in a particular industry." Opp. at 1. None of these categories encompass short sales.

[6] Plaintiffs' claim that SEC Release IC-167, 1941 WL 7741 (1941), undercuts defendants' position (Opp. at 2) is baseless. That Release spoke only to whether a Fund could reserve the right to issue *senior securities*. As discussed below, the SEC has made clear that the short sale transactions at issue here do not create senior securities.

leverage-creating transactions (such as short sales) may be considered senior securities, and stated unequivocally that they are *not* as long as they are properly collateralized. As the SEC expressly stated in *Dreyfus Strategic Investing* (No-Action Letter, June 22, 1987), 1987 WL 108242 at *6, [1987 Transfer Binder] Fed. Sec. L. Rep. (CCH) 78,472, when an investment company entering into short sales "meets the collateralization requirements [established by the SEC], a senior security would not be present..." *See also* SEC Release No. IC-10666, 1979 WL 22127, at *4 (Apr. 18, 1979) ("Release 10666"). Faced with this authority, plaintiffs can offer only a token response.

At the outset, it is important to note that plaintiffs have not alleged that TCF's short sales were not collateralized – indeed, the point is apparently conceded. Rather, plaintiffs' principal argument is that the positions taken by the SEC in Release 10666 and the various no-action letters following it are not binding on this case.[7] Opp. at 5-6. In making that argument, plaintiffs assiduously avoid the Supreme Court's directive that the views of the SEC – as the agency charged with interpreting and enforcing the 1940 Act – must be given "considerable weight." *United States v. National Asso. of Sec. Dealers, Inc.*, 422 U.S. 694, 719 (1975).

Furthermore, plaintiffs do not attempt to attack the SEC's analysis or demonstrate in any way why it should not be followed. Nor do plaintiffs cite any contrary authority indicating that collateralized short sales *are* senior securities. The lone "authority" cited by plaintiffs is Release IC-7221, 37 Fed. Reg. 12,790 (SEC 1972), which does not support their position. That Release stated that short sales, *standing alone*, can involve the creation of a senior security. But the Opposition itself notes that the SEC was fully cognizant of this release (and in fact cited it) when it explained in Release 10666 that leverage-creating transactions (such as short sales) would *not* create senior securities *if properly collateralized*. Opp. at 6. The SEC further clarified and reiterated the point in subsequent no-action letters. *See, e.g., Dreyfus*, 1987 WL 108242 at *6. Again, there is no allegation that defendants failed to properly collateralize TCF's short sales, and thus plaintiffs have

[7] In a feeble bit of sophistry, plaintiffs argue that Release 10666 did not state that collateralized short sales are not senior securities, but rather that the SEC would not commence enforcement actions if segregated accounts were maintained. Opp. at 6. This "distinction" is fatuous. Clearly, the SEC would not create a safe harbor for enforcement actions if collateralized short sales would improperly create senior securities. Moreover, plaintiffs completely ignore the SEC's subsequent pronouncements interpreting Release 10666, such as *Dreyfus*, stating that collateralized short sales *would not create a senior security*. 1987 WL 108242 at *6.

failed to allege that TCF ever issued senior securities.

C. Plaintiffs Cannot Present Any Authority As To Why The Court Should Accept The "Mining Industry" Category That They Invented.

The Amended Complaint's "mining industry" claim neatly illustrates plaintiffs' pleading strategy. They invent an industry category that does not exist anywhere within the Fund documents, and then insist that the Court must accept their manufactured classification without presenting a single fact or authority in support of that proposition. In the process, they disregard the principle that the plain language of the Fund's filings controls. *See Krouner*, 899 F. Supp. 148-49; *Karpus*, at 96,306-08; *Hunt v. Alliance North Am. Gov't Trust, Inc*, 159 F.3d 723, 731 (2d Cir. 1998).

Hunt holds that plaintiffs cannot replace the actual language of the relevant filings with their own characterizations in order to bring a claim under the 1940 Act. The Opposition's one sentence response to that holding – that *Hunt* overturned in part a dismissal of the complaint (Opp. at 5) – is a *non sequitur*, given that it excerpts a completely *unrelated* portion of the opinion dealing with fraud allegations brought under the Securities Acts of 1933 and 1934. 159 F.3d at 729. The portions of *Hunt* which are actually relevant, however, make clear that the court *upheld* dismissal of the Section 13(a) claim on grounds directly relevant here: specifically, plaintiffs' characterizations of the fund's investments were not supported by well-pleaded factual allegations. *Id.* at 731.

D. Plaintiffs' Assertion That Defendants Changed The Fund's Investment Objective From Maximum Long Term Growth Is Unavailing, Both Legally And Factually.

TCF's investment objective is "maximum long term growth." AC ¶ 33. Every public filing states that objective, and plaintiffs do not allege otherwise. Instead they make the vague and conclusory averment that the Fund somehow changed its investment objective to "speculative investment," whatever that may mean. AC ¶ 70. The Opposition contains only a cursory discussion of this claim – consisting of a lone paragraph which cites neither a single supporting authority or any factual allegation (Opp. at 8-9) – which effectively concedes that it must be dismissed.

Plaintiffs try to paper over their lack of authority with a citation to SEC Form N-SAR in support of the claim that the Fund had shifted its objective to "speculative investment." Opp. at 8. The citation is nonsensical inasmuch as there is no category of "speculative investment" in Form N-SAR. That "category" is another of plaintiffs' inventions. The Second Circuit reviewed this tactic

in a strikingly similar case and rejected it. In *Hunt*, the court held that simply characterizing investments as "speculative" is insufficient to state a claim under Section 13(a)(3) that an investment objective had been improperly changed. 159 F. 3d at 731. Rather, plaintiffs must plead specific facts showing that "the Fund's investment objective had changed." *Id.*

Plaintiffs have no response to this holding, other than to mention in passing that the original investment objective in *Hunt* was different from the one in this case. Opp. at 9. However, that purported "distinction" does nothing to disturb the governing legal principle: a claim may not be based on plaintiffs' conclusory characterization of a Fund's investment objective. Furthermore, plaintiffs cannot identify any facts in the Amended Complaint indicating that TCF's investment objective changed. Even in their Opposition, plaintiffs can point only to one boilerplate allegation (AC ¶ 86) which does not set forth a single fact to support their conclusion. Consequently, the Opposition actually confirms that the claim must be dismissed. *Hunt*, 159 F.3d at 731.

E. Plaintiffs Have Not Shown That Their Claims Are Timely.

Plaintiffs do not dispute that their 1940 Act claims must be brought within one year after actual or constructive notice of a violation. *Friedlob v. Trustees of the Alpine Mut. Fund Trust*, 905 F. Supp. 843, 855 (D. Colo. 1995). Nor is there any dispute that plaintiffs bear the burden of pleading facts showing the timeliness of their claims. *Toombs v. Leone*, 777 F.2d 465, 468 (9th Cir. 1985). With these principles in mind, it is evident that plaintiffs have failed to plead facts demonstrating their claims were brought in a timely manner.

1. Plaintiffs Concede That Investors Had Notice of the Change in Short Sale Policy More Than One Year Before The Original Complaint Was Filed.

Plaintiffs' Opposition actually concedes that the short-sale claim is time-barred. As noted above, plaintiffs now argue that the Prospectus and SAI can be read to prohibit the Fund from engaging in any short sales. Yet plaintiffs also allege that, going back to at least January 1996, the Prospectus and SAI – which plaintiffs allege must be provided to investors (AC ¶ 30) – disclosed that the Fund was nonetheless engaging in such short sales up to 25% of the Fund's assets. Opp. at 4; AC ¶ 44. Thus, according to plaintiffs' own theory and allegations, they – and other class members – were indisputably provided with the relevant facts underlying their claims more than

one year before this lawsuit was filed. Therefore, the claim must be dismissed as a matter of law. *Friedlob,* 905 F. Supp. at 855; *Toombs*, 777 F.2d at 468.

Plaintiffs try to ignore the impact of this devastating admission. Focusing solely on the allegation that the Fund improperly increased the short-sale limitation from 25% to 40%, plaintiffs argue they had no notice of any violation until August 1997, despite the fact that: (1) the April 1997 Prospectus disclosed that the 25% limitation had been removed; and (2) the May 1997 Supplement disclosed that it had been raised to 40%. AC ¶¶ 46, 49. Significantly, plaintiffs do not dispute that an investor receiving such documents would have been placed on notice of a violation more than a year before this action was filed.[8] Instead, they rely on the argument that "[f]iling a document with the SEC does not notify investors who have no obligation to check the SEC's records." Opp. at 11.

This argument completely ignores allegations made in the Amended Complaint itself, which shows that members of the class *did* in fact receive these documents: "[t]he Prospectus and the Statement of Additional Information are documents that defendants are required by law to provide to investors…" AC ¶ 30. Thus, even under plaintiffs' theory, a claim brought on behalf of any purported class member who received these materials would be time-barred. *Friedlob*, 905 F. Supp. at 853; *Jablon v. Dean Witter & Co.*, 614 F.2d 677, 682 (9th Cir. 1980).

Moreover, as explained in *Omni Financial Corp. v. Cohen*, 1994 WL 97125 at *10 (S.D.N.Y. Mar. 22, 1994), public disclosure in SEC filings is sufficient *in and of itself* to put a reasonable investor on notice of potential 1940 Act claims. Plaintiffs cannot distinguish *Omni Financial*, and instead argue in a footnote that it arises from outside this Circuit (which is ironic, since the first nine pages of the Opposition cite *nothing but* cases outside this Circuit), and note that annual reports were distributed in *Omni Financial* (which was also the case here). Opp. at 11, n. 5.[9] Unable to distinguish cases directly on point, plaintiffs suggest the limitation period did not run because "the May 1997 Supplement, at most, indicates that defendants believed they could exceed

[8] Indeed, as plaintiffs themselves note, one of the cases they rely upon holds that "plaintiffs [were] placed on notice by a prospectus they received." Opp. at 12.

[9] Plaintiffs make the same unfounded arguments in their "analysis" of *Seidel v. Lee,* 954 F. Supp. 810 (D. Del. 1996), which found that statements in public documents (including SEC filings, proxy statement and quarterly reports) "provided Plaintiff with adequate notice of any alleged misconduct by Defendants." *Id.* at 817.

1 the 25% limitation, but investors would not know until they received the August 1997 semi-annual
2 report that it was violated." Opp. at 13. This ignores the well-settled rule that constructive notice
3 does not require disclosure of all facts giving rise to a cause of action. *Jablon,* 614 F.2d at 682.

4 Plaintiffs' argument also provides another example of their "shell game" approach to
5 pleading: they try to salvage their claim by directly contradicting other positions taken in this
6 litigation. At the same time, they also run afoul of the law of this case. Plaintiffs conveniently
7 forget that their claims in this action are limited to those affecting their voting rights, since the
8 Ninth Circuit ruled that those are the only claims that may be brought directly. *Lapidus v. Hecht,*
9 232 F.3d 679, 683 (9th Cir. 2000). As a result, the alleged violation could only have occurred when
10 defendants purportedly changed the short-sale limitation without shareholder approval, because it
11 was at that time that their "voting rights" were supposedly impaired. *Id.* And plaintiffs even made
12 that representation to the Ninth Circuit in their appellate brief: "Plaintiff alleges that the May 5,
13 1997 change to 40%, without a shareholder vote, thus violated the ICA." Plaintiff's Op. Brief, p.
14 7.[10] Thus, plaintiffs *cannot* argue that the May 1997 Supplement provided no notice of a violation.

15 For the same reason, plaintiffs' contention that defendants "continued their wrongful
16 conduct well after July 10, 1997" (Opp. at 13) must be rejected. Again, under the law of the case,
17 an alleged violation could only occur when the short-sale limitation was changed in purported
18 contravention of their "voting rights" (*Lapidus*, 232 F.3d at 683) – a violation that is *not* ongoing,
19 but rather (according to plaintiffs) had occurred by May 1997. Furthermore, plaintiffs are unable to
20 cite any case even remotely analogous to the present one in support of their "continuing wrong"
21 theory. To the contrary, courts have repeatedly rejected application of that argument in such cases.
22 *See, e.g., Seidel*, 954 F. Supp. at 813 (rejecting plaintiffs' continuing wrong allegations, and noting
23 that it would effectively eliminate the statute of limitations for such claims); *Blatt v. Merrill Lynch,*
24 *Pierce, Fenner & Smith Inc.*, 916 F. Supp. 1343, 1351 (D.N.J. 1996) (rejecting continuing wrong
25 theory for claims under the 1940 Act); *Green v. Fund Asset Mgmt.*, L.P., 19 F. Supp. 2d 227, 233
26 (D.N.J. 1998) (same). Thus, plaintiffs cannot avoid dismissal of their short-sale claims under the
27 1940 Act.
28

[10] Excerpts of that brief are attached as Ex. 1 to the accompanying Decl. of Felix S. Lee.

2. Plaintiffs' Other 1940 Act Claims Do Not Relate Back to the Original Complaint, And Would Be Untimely Even If They Did.

a. The "Mining Industries" Claim.

Plaintiffs apparently acknowledge that, if their new claims do not "relate back" to the original complaint, they are time-barred. As a result, they spend a good deal of time arguing (Opp. at 14-16) that the "relation back" doctrine applies to their "mining industries" claim. Their argument is fruitless. Although the Opposition asserts that the claim alleges "no new facts" (Opp. at 14), that assertion cannot withstand scrutiny. The new claim is based upon the alleged violation of a completely different restriction (AC ¶ 32), and is premised on entirely different transactions (*id.* ¶¶ 56, 57), separate types of investments (*id.*), occurring at completely different times (*id.* ¶¶ 41, 57), and resulting in different alleged injury (*id.* ¶¶ 56, 57). The Opposition glosses over these fundamental differences. In reality, the only similarity between the claims is that the investment restrictions at issue were in the same documents, but such a minimal connection between claims is not sufficient to invoke the "relation back" doctrine. Where, as here, the amended complaint indisputably asserts "a new claim for relief that arose out of different conduct or transactions," it does not relate back to the original filing. *Bowles v. Reade*, 198 F.3d 752, 762 (9th Cir. 1999); *see also Sierra Club v. Penfold*, 857 F.2d 1307, 1316 (9th Cir. 1988) (no relation back despite fact that both original and amended complaints dealt with the same regulations).

Even if they could avail themselves of the doctrine, plaintiffs find themselves in a bind now that it has been pointed out to them that the facts underlying their "mining" industry claim were sent to all shareholders in a January 29, 1997 annual report (a fact which the Opposition does not dispute). Opp. at 15-16. Such disclosure indisputably put the alleged class on notice of a violation more than a year before suit was filed; thus, even if relation back applied, the claim is barred. *Friedlob*, 905 F. Supp. at 853. Plaintiffs make two ineffectual efforts to salvage the claim.

First, plaintiffs argue that they themselves did not become shareholders until after the January 1997 report was disseminated, and thus the disclosures did not put *them* on notice. Opp. at 16. Plaintiffs misinterpret the law and their pleading burden: *they* have the affirmative duty to plead specific facts demonstrating why *they and other members of the class*, in light of the facts admittedly disclosed by January 1997, could not have reasonably discovered the circumstances

underlying their purported claim prior to July 1997. *Toombs,* 777 F.2d at 468. Plaintiffs do not even try to argue that the Amended Complaint contains such facts, which dooms the claim.[11]

Plaintiffs' second argument is even more flimsy. They contend that "mining investments were broken up to hide the excessive concentration, and hence there is a fact issue for a jury to decide whether the report placed investors on notice." Opp. at 16. Significantly, plaintiffs are unable to explain in what way defendants supposedly "hid" the excessive concentration. In reality, the Court can see for itself that anyone who thought that gold mining, nickel mining, diamond mining and copper mining were all the same "industry" would have easily seen in the Annual Report that those investments exceeded 30% of TCF's assets. Muck Decl., Ex. 3.[12]

b. The "Changed Investment Objective" Claim.

Similarly, plaintiffs have done nothing to show the timeliness of their new claim that TCF improperly changed its investment objective. They again argue that the relation back doctrine applies, but do not even try to justify that assertion. Instead, they inexplicably assert that defendants have "conceded" the point (Opp. at 16) – a thoroughly false assertion which suggests that either they did not read defendants' motion, or that they do not believe the Court will. Because this new claim is also based on different facts and transactions from the short-sale claim – and seeks different recovery (AC ¶ 87) – there is no relation back. *Sierra Club*, 857 F. 2d at 1316. Furthermore, even if the new claim did relate back, plaintiffs are again unable to point to any facts in the Amended Complaint demonstrating why the underlying facts could not have been discovered before July 1997. As a result, the claim must be dismissed. *Jablon*, 614 F.2d at 677; *Toombs*, 777 F.2d at 468.

F. Plaintiffs' Opposition Confirms the Absence of Loss Causation

Plaintiffs concede that loss causation is an element of any claim under the 1940 Act, but are unable to demonstrate that they have alleged facts sufficient to establish it. Loss causation requires

[11] Of course, in light of TCF's public disclosures, plaintiffs cannot plead the requisite facts justifying their late filing. *Briskin v. Ernst & Ernst,* 589 F.2d 1363, 1369 (9th Cir. 1978) (plaintiffs placed on notice by a prospectus they received); *Omni Financial,* 1994 WL 97125, at *10 (SEC filings put shareholders on constructive notice).

[12] If, as plaintiffs contend, the 1940 Act claims all arise from the same set of facts, they must also concede that actual or constructive notice of one claim would provide notice of the other claims. Thus the January 1997 disclosure of "mining" concentration is fatal to *all* the 1940 Act claims. *Jablon*, 614 F. 2d at 682.

1 a showing that the allegedly improper transactions caused plaintiffs' losses. *In re Dreyfus*
2 *Aggressive Growth Mut. Fund Litig.*, [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH), ¶
3 90,737 (S.D.N.Y. Jan. 6, 2000) . Plaintiffs continue to point to generalized allegations that TCF lost
4 money as a result of short sales (AC ¶¶ 35, 61) or concentration in certain industries (*id.* ¶ 61),
5 which are beside the point. It is not enough to say that short sales or some level of concentration *in*
6 *the aggregate* caused losses. Plaintiffs must plead facts showing that *improper* short sales and
7 concentration caused their losses. Put another way, if TCF was free to invest up to 25% of its assets
8 in short sales, plaintiffs must show that their losses were caused by *sales above that threshold.*
9 *California Ironworkers Field Pension Trust v. Loomis Sayles & Co.*, 259 F.3d 1036, 1046 (9th Cir.
10 2001).[13] Similarly, if the Fund could put 25% of its assets into a single industry, plaintiffs must
11 show that losses were caused by those particular investments which exceeded that amount. *Id.*
12 Realizing their predicament, plaintiffs resort to arguing that the question is one "for the jury
13 and cannot be resolved on a motion to dismiss." Opp. at 9.[14] Plaintiffs are wrong. Loss causation
14 is an element of their claims and, where (as here) it is not adequately pled, the complaint must be
15 dismissed. *Krantz v. Prudential Invs. Fund Mgmt.*, 77 F. Supp. 2d 559, 565 (D.N.J. 1999).
16
G. The Opposition Fails To Demonstrate That Various Defendants Exercised Control As Defined By Section 48.
17
Plaintiffs try to justify their control person claim with the assertion that "all of the
18
defendants were listed in the Registration Statement as controlling the Fund." Opp. at 16. That
19
statement is utterly false. In reality, the Registration Statement says that three defendants
20
(Stephens, RS Inc. and RS LLC) may be deemed control persons of *another entity* (RSIM LP).[15]
21
The fact that plaintiffs rely on a demonstrably false statement confirms that their claim is meritless.
22
Plaintiffs go on to argue that various defendants held positions of authority with respect to
23
the Fund. Opp. at 17. Notably, they completely ignore the case law (cited by defendants) holding
24
25
[13] Contrary to plaintiffs' claim that *California Ironworkers* only speaks to the measure of damages (Opp. at 10), the Court actually held that plaintiffs were not *entitled to damages* because of a failure to plead loss causation. 259 F.3d at 1046.
26
27
[14] *In re Dreyfus,* the only case cited by plaintiffs in support of their position (Opp. at 9-10), simply states that *properly pleaded factual allegations* on loss causation can escape dismissal.
28
[15] Welch Decl., Ex. C, at p. 18.

1 that a mere allegation of influence or control is insufficient to state a violation of Section 48. *Seidel v. Lee*, 1994 U.S. Dist. LEXIS 21534, *21-22 (D. Del. Oct. 14, 1994). Plaintiffs have the burden of stating facts showing how each defendant actually *exercised* control to bring about a purported violation of the 1940 Act. *Id.* Because plaintiffs have not alleged such facts, there is no basis for imposing liability under Section 48.[16]

III. PLAINTIFFS' OPPOSITION DOES NOTHING TO SALVAGE THE STATE LAW CLAIMS.

A. The Amended Complaint Fails to Plead the Existence, Much Less a Breach, of Contract, Nor Does It Show That Defendants Were Parties to the Purported Contract.

Plaintiffs fail to grasp defendants' argument regarding the breach of contract claims. Most notably, they miss the point that if the Prospectus were to be considered a contract, then there would be no breach – because the alleged contract states expressly that the Fund's investment objectives and policies "may be changed by the Trustees of the Trust without shareholder approval." Plaintiffs' response that the 1940 Act required investment policies to be included in the Prospectus is thus a *non sequitur*: the existence of statutory requirements (or a claim for alleged violation of those requirements) has nothing to do with the need to plead both (i) a *contractual* obligation and (ii) breach of that *contractual* duty.

Moreover, it is evident that plaintiffs cannot plead facts demonstrating the existence of a contract. The Opposition claims that the Prospectus "constitutes an offer that was accepted when plaintiffs purchased their shares, thereby creating a contract." Opp. at 17. That contention is directly refuted by bedrock principles of contract law, which state that a valid offer must "extend to all the terms which the parties introduce, and material terms cannot be left for future settlement." *Toms v. Hellman*, 115 Cal. App. 74, 78 (1931). In this case, the "Prospectus/offer" was missing *the* essential element in any transaction involving financial assets: the price. *Apablasa v. Merrit & Co.*, 176 Cal. App. 2d 719, 723 (1959) (ruling that acceptance of an offer with indefinite price terms was

[16] Plaintiffs claim that ¶¶ 47-48 of the AC "allege[] that defendants exercised their control over the Fund by voting at meetings..." Opp. at 16. However, plaintiffs have thoroughly misstated their own pleading. Paragraphs 47 and 48 merely allege – in the most conclusory fashion – that the "Trustees of the Trust met with other defendants and their representatives and removed most of the restrictions on investments." There are no facts showing that the various defendants exercised the requisite control over the investment company in bringing about a purported violation.

insufficient to result in an enforceable agreement). Therefore, "[a]t most, the Prospectus was a solicitation of offers…" *Cohen v. Stratosphere Corp.*, 115 F.3d 695, 701 (9th Cir. 1997).[17] The Prospectus provided prospective investors with information, so that they could decide whether to make an offer for Fund shares at prevailing prices. The Fund could then accept the offer and execute a purchase agreement (*i.e.*, the actual contract). *Id.*

The Opposition also fails to explain why defendants who were not parties to the purported "contract" should be held liable for breach. Instead, plaintiffs offer the nonsensical assertion that defendants were "parties," but plaintiffs merely recycle their inadequate "control person" allegations (Opp. at 19) – another *non sequitur*. Even assuming *arguendo* that some defendants were control persons, plaintiffs offer no authority which even suggests that such a relationship would make them "parties" to an alleged agreement.[18]

B. Plaintiffs Cannot Salvage the Fiduciary Duty Claim.

Plaintiffs have utterly failed to plead facts establishing that the Fund violated any of its investment restrictions. Thus, plaintiffs have failed to establish any "breach" of fiduciary duty.[19] Plaintiffs have also failed to plead facts overcoming the business judgment rule, and in recognition of that fact attempt to claim that it should not be applied at the pleading stage. But complaints are routinely dismissed at that stage if the heightened pleading requirements of the business judgement rule are not met. *See, e.g., Eldridge v. Tymshare, Inc*, 186 Cal. App. 3d 767, 777 (1986) ("without the allegation of improper motive [plaintiff's] cause of action could not overcome the bar of the business judgment rule and the sustaining of the demurrer would have been proper").[20]

Moreover, plaintiffs' assertion that they have overcome the business judgment rule by

---

[17] In all of the cases cited by plaintiffs (Opp. at 18), the Prospectus at issue contained definite prices at which the relevant securities were being offered.

[18] Even if plaintiffs had pled facts establishing a valid contract and breach, the claim would still fail because plaintiffs have failed to demonstrate causation. *See* Section II.F., *supra*.

[19] Plaintiffs admit that a fiduciary duty exists only when "one reposes faith, confidence, and trust in another's judgment and advice." Opp. at 29-30. No facts are pled to show why the class would have placed such confidence in remote corporate relatives of the Fund. As noted earlier, the Amended Complaint's control person allegations are inadequately pled, and in any event, no authority has been set forth supporting a vicarious theory of liability for breach of fiduciary duty.

[20] The cases cited by plaintiffs (Opp. at 22) show nothing more than that the business judgment rule may also be applied at later stages of litigation.

pleading purported *ultra vires* acts misses the mark. To begin, plaintiffs have not alleged that defendants acted outside the authority granted them under the relevant Fund documents. Moreover, defendants cannot lose the protections of the business judgment rule unless the plaintiffs plead *facts* which "if proven, would establish fraud, bad faith, overreaching or an unreasonable failure to investigate material facts." *Lee v. Interinsurance Exchange*, 50 Cal. App. 4th 694, 715 (1996). No such facts are alleged here (*e.g.*, no claim is made that any defendant profited from the increase in short sales, or that defendants made their decision without adequate investigation or consideration of the potential risks).[21] The fiduciary duty claim must be dismissed.

C. The Business and Professions Code Claim Must Also Be Dismissed.

In discussing the California Business and Professions Code claim, the Opposition effectively concedes that plaintiffs have failed to allege facts showing that any statement made by defendants was untrue or misleading when made. Opp. 22-23. Instead, plaintiffs attempt to rewrite their allegations, claiming that they are not making accusations of falsehood. Such revisionism is refuted by plaintiffs own averments: allegations of "*deceptive* business practices" (AC ¶ 107); the claim that "defendants promised that they would adhere to investment restrictions stated therein, but unbeknownst to investors, they had decided to abandon" (AC ¶ 108); or reference to "allegations of fraudulent practices and false advertising" (Opp. at 24). Plaintiffs cannot make allegations of fraud and deception and simultaneously disclaim the obligation to identify the purported misstatements and how they were misleading. *Freeman v. Time, Inc.*, 68 F.3d 285, 289 (9th Cir. 1995).

Plaintiffs' assertion that these new claims are not time-barred because they relate to the same "conduct, transaction and occurrence" as those in the original complaint is baffling. Opp. at 25. Not a word is spent addressing defendants' observation that these new claims involve factual allegations of (1) intentional misrepresentation, and (2) conduct aimed at inducing shareholders to purchase shares (as opposed to their conduct affecting their rights after purchase) – neither of which was alleged in the original complaint. Plaintiffs' cursory argument that the new claim "relates back" is patently inadequate. *Bowles*, 198 F.3d at 762.

---

[21] The cases plaintiffs rely upon are either distinguishable or consistent with defendants' position. For instance, in *Resolution Trust Corp. v. Gladstone*, 895 F. Supp. 356 (D. Mass. 1995), the court found that defendants failed to demonstrate due care in their service as directors, and that one director engaged in interested transactions. Plaintiffs allege no comparable facts here.

In any event, the claim is preempted by the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"). In an effort to avoid preemption, plaintiffs reverse course once again and insist that their allegations do not involve purchases or sales of securities. Opp. at 24. However, the claim is expressly based on the allegation that defendants induced investors to purchase TCF shares by means of "unfair and deceptive advertising and business practices" – namely, a purportedly misleading Prospectus and SAI. *Id.* ¶¶ 107, 108. So much for plaintiffs' argument.

Plaintiffs' claim that SLUSA's retroactivity provision prohibits its application ignores the fact that their Business and Professions Code claim does not relate back to the filing of the original complaint. If plaintiffs' facile theory were correct, SLUSA could be circumvented merely by appending preempted claims to unrelated actions filed prior to the effective date of the statute – an interpretation which yields a result completely at odds with the purpose of the statute, and which cannot be accepted. *Gibson v. PS Group Holdings, Inc.*, 2000 WL 777818, *4 (S.D. Cal. Mar. 8, 2000).

IV. CONCLUSION

For the foregoing reasons, the Amended Complaint should be dismissed with prejudice.

Dated: December 7, 2001

BROBECK, PHLEGER & HARRISON LLP

By 
Kevin P. Muck

Attorneys for Defendants

KEVIN P. MUCK (State Bar No. 120918)
JAMES N. KRAMER (State Bar No. 154709)
FELIX S. LEE (State Bar No. 197084)
MICHELLE P. HUDSON (State Bar No. 205542)
BROBECK, PHLEGER & HARRISON LLP
Spear Street Tower
One Market
San Francisco, California 94105
Telephone: (415) 442-0900
Facsimile: (415) 442-1010

Attorneys for Defendants

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

CARY AND DENISE LAPIDUS AS TRUSTEES FOR THE CARY AND DENISE LIVING TRUST, on behalf of itself and all others similarly situated, Plaintiffs, v. G. RANDALL HECHT; PAUL H. STEPHENS; ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.; ROBERTSON, STEPHENS & COMPANY, INC.; and ROBERTSON, STEPHENS INVESTMENT MANAGEMENT, INC.; ROBERTSON STEPHENS & COMPANY LLC; and ROBERTSON STEPHENS INVESTMENT TRUST., Defendants.	Case No. C-98-3130 MMC CLASS ACTION **DEFENDANTS' SUPPLEMENTAL MEMORANDUM IN SUPPORT OF MOTION TO DISMISS** Date: December 21, 2001 Time: 9:00 a.m. Place: Courtroom of the Honorable Maxine M. Chesney

1
I. INTRODUCTION

2
Pursuant to the parties' discussion with the Court at the December 21, 2001 hearing on
3
defendants' Motion to Dismiss, defendants submit supplemental briefing on the following two
4
issues: (1) whether plaintiffs have properly alleged that The Contrarian Fund ("TCF" or "the
5
Fund") violated a fundamental investment restriction on the borrowing of money; and (2) whether
6
the Fund's investment objective of "maximum long term growth" was a fundamental restriction
7
which could only be changed with a shareholder vote.

8
II. TCF DID NOT VIOLATE ITS FUNDAMENTAL RESTRICTION REGARDING THE BORROWING OF MONEY.
9

One of the Fund's fundamental restrictions provided that TCF may not:
10

> *borrow money*, except from banks for temporary or emergency purposes or in
11
> connection with otherwise permissible leverage activities, and then only in an
> amount not in excess of (a) one-third of the value of the Contrarian Fund's...total
12
> assets...

13
Statement of Additional Information ("SAI"), p. B-16 (emphasis added).[1] Plaintiffs contend that
14
TCF violated this limitation when it changed its short sale restriction from 25% to 40% of net
15
assets, in violation of Section 13(a)(3).[2] However, that contention is not supported by the
16
allegations of the Amended Complaint (sometimes referred to as "AC"), and is contrary to law.
17
The language of the fundamental restriction is limited to the borrowing of *money*. Yet the
18
Amended Complaint does not allege that TCF's short sales involved the borrowing of money; to
19
the contrary, it expressly alleges that they involve only the borrowing of *securities*. As discussed
20
below, those allegations are consistent with governing law, which makes clear that short sales do
21
not entail borrowing of money (and clearly draws a distinction between borrowing money and
22
borrowing securities). Consequently, plaintiffs' claim is a non-starter.
23
Furthermore, even if short sales were somehow deemed to involve the borrowing of money,
24
the Amended Complaint does not allege that short sales encompassed more than one-third of the
25

26
[1] Ex. B to the Decl. of Dana K. Welch ("Welch Decl."), which was attached as Ex. 1 to the Decl. of Kevin P. Muck, filed and served with defendants' moving papers.
27

28
[2] Unless otherwise specified, all statutory references are to the Investment Company Act of 1940 ("ICA").

1 Fund's total assets (it only makes an allegation regarding *net assets*, a completely different metric).
2 This is yet another reason why plaintiffs have failed to state a claim under Section 13(a)(3).

3 **A. Plaintiffs' Short Sale Allegations Have No Relevance to the Fund's**
4 **Investment Restriction Governing the Borrowing of Money.**

5 The Amended Complaint never alleges that short sales require the borrowing of money, and
6 for good reason. In executing a short sale, only *securities* are borrowed – there is no borrowing of
7 *money*. Indeed, the SEC definition provides, in pertinent part, that a "short sale" is "any sale of a
8 security which the seller does not own or any sale which is consummated by the delivery of a
9 security borrowed by, or for the account of, the seller…." 17 C.F.R. § 240.3b-3. There is no
10 mention of borrowing money.

11 The Amended Complaint concedes this fact when it notes that a short sale is effected when
12 "the Trust borrows *the security* in question from a broker and sells it. The Trust is obligated to
13 return *the borrowed security* to the broker at a future date." AC ¶ 40 (emphasis added); *see also*
14 Aug. 1996 Prospectus at 17 (Welch Decl., Ex. A). One can scrutinize the Amended Complaint
15 without finding a single allegation that the Fund's short sales involved borrowing "money" (much
16 less borrowing money above the one-third limitation).

17 Plaintiffs are clearly cognizant of this, as evidenced by the fact that any time the Amended
18 Complaint attempts to articulate how the Fund's short sales were purportedly improper, it
19 conspicuously refers only to "borrowing" – and conspicuously *omits* to allege that there is any
20 borrowing *of money*. *See* AC ¶ 36 ("Short sales require borrowing and create senior securities");
21 *id.* ¶ 42 ("a short sale requires borrowing"); *id.* ¶ 67 ("the 25% limitation on short sales…was
22 incorporated and modified the absolute prohibition on all short sales, borrowing (except from
23 banks), issuing senior securities…"). This omission is not inadvertent; plaintiffs clearly know that
24 they have no colorable basis for alleging that a short sale requires borrowing *of money*.

25 The question of whether a fund has violated its investment limitations is determined by a
26 strict interpretation of the relevant language. *See Krouner v. American Heritage Fund*, Inc., 899 F.
27 Supp. 142, 148-49 (S.D.N.Y. 1995). Here, because the relevant language imposes restrictions only
28 on the borrowing of money, it is not implicated by plaintiffs' allegations concerning TCF's short

sales. As a result, plaintiffs have alleged no claim under Section 13(a)(3) for violation of the limitation on borrowing money.

B. Equating Short Sales With the Borrowing of Money Defies Common Understanding of the Word Money, As Confirmed By the ICA and the SEC.

Plaintiffs may attempt to salvage their borrowing claims by making some sort of claim that "money" can in fact mean "securities." Such an attempt must fail, given that: (1) the argument defies any conventional understanding of the word "money"; (2) the Amended Complaint makes no such allegation; and (3) the argument is contrary to the ICA and SEC regulations.

It is a fundamental principle of statutory interpretation that "[w]hen a word is not defined by statute, we normally construe it in accord with its ordinary or natural meaning." *Smith v. United States*, 508 U.S. 203, 228 (1993). Section 2 of the ICA provides definitions for various words and phrases used in the ICA, but the word "money" is not defined, refuting any assertion that it could be treated as a term of art with expansive scope extending beyond its use in the common parlance. Plaintiffs cannot present any authority or rationale supporting the notion that the ordinary or natural meaning of "money" would include other forms of assets, such as securities. Nor does the Amended Complaint ever point to any language in the Prospectus suggesting that the term "money" can be interpreted in such an idiosyncratic manner.

Indeed, the ICA's own use of the phrase "borrow money" belies the notion that "money" can be expanded beyond its ordinary meaning to include other assets. Compare, for instance, the language used in Sections 8 and 13 of the ICA, where the drafters chose to use the phrase "borrow money," with the language used in Sections 17 and 57 where the governing language was expanded to read "to borrow money *or other property*" (emphasis added). The fact that the drafters felt it necessary to include the language "or other property" in Sections 17 and 57 refutes the notion that the phrase "borrow money" could be read to mean "borrow any type of asset."

The SEC is in accord. As noted above, the SEC's definition of "short sale" does not include or make reference to the borrowing of anything other than securities. 17 C.F.R. § 240.3b-3. Thus, it is not surprising that there are numerous SEC releases which draw clear distinctions between the borrowing of money and activity in short sales. *See e.g.*, SEC Release No. IC-2341,

1956 WL 6901 at *1 (noting that an investment company "will not borrow any money, nor make investments...on margin nor make any short sales"); SEC Release No. IC-5017, 1967 WL 88430 at *4 (ordering that "[s]o long as the Income Shares are outstanding...[t]he Company will not borrow money...and...[t]he Company will not engage in short sales"); SEC Release No. 6194, 1970 WL 103702 at *2 (noting that a Fund "would not borrow money, issue senior securities, make short sales"). In sum, it is clear that the phrase "borrow money" does not – and cannot – mean "borrow securities."

C. Even Assuming *Arguendo* That Short Sales Could Somehow Be Deemed A Borrowing Of Money, Plaintiffs Still Have Not Alleged a Violation of the Total Asset Limitation.

Even if short sales were treated as the equivalent of borrowing money, plaintiffs have still failed to allege a claim under Section 13(a)(3). As noted above, TCF's investment limitations prohibited the Fund from borrowing money in excess of one-third of its "total assets." SAI, p. B-16. The Amended Complaint never alleges that short sales exceeded one-third of "total assets."

The distinction between "total assets" and "net assets" is a critical one – and one plaintiffs gloss over in their Amended Complaint. A simple mathematical calculation clarifies the difference. Assume that a mutual fund begins with $100 cash as the only asset in its portfolio. Assume next that it makes a short sale of stock worth $35. The execution of this short sale would result in the fund receiving $35 worth of stock, and the fund would incur a corresponding obligation to repay the same number of shares at some point in the future, which would be counted as a liability on the fund's books. *See* Aug. 1996 Prospectus, p. 13; AC ¶ 40. The short sale would increase the fund's *total assets* to $135 – *i.e.*, the fund would possess $100 in cash *and* $35 worth of the shorted security. Its *net assets*, however, would remain at $100, since the $135 in total assets would be offset by the $35 liability.[3] *See* Aug. 1996 Prospectus at p. 24. Thus, in this example, short sales would comprise ***35% of net assets*** (*i.e.*, $35 / $100 = 35%), ***but only 25.9% of total assets*** (*i.e.*, $35 / $135 = 25.9%).

With this distinction in mind, it is noteworthy that plaintiffs never allege that short sales

[3] Of course, the amount of the liability might later rise or fall with the price of the stock sold short.

exceeded one-third of *total* assets. So what do plaintiffs allege? They contend that the Fund's short sales "exceed[ed] 25% of total assets," and that short sales rose (at some indeterminate point) to 35% of "assets." AC ¶ 59. In other words, while plaintiffs throw out the 35% figure, they conspicuously avoid alleging that it pertains to *total* assets. The only allegation that relates to *total assets* is that short sales at some point exceeded 25% (*id.*) – in other words, well below one-third.

Moreover, in the Amended Complaint, plaintiffs note that the 35% figure comes from the January 30, 1998 Annual Report. AC ¶ 59.[4] The methodology used in that Annual Report demonstrates that its calculations are net assets (rather than total assets). The portfolio summary makes this clear when it reports the Fund's holdings at the end of the year: "Short Positions *(Net)* 20.3%." January 30, 1998 Annual Report, p. 9 (emphasis added).[5]

By contrast, as noted above, the limitation on borrowing is expressly tied to total assets. The Prospectus reiterates this point, explaining that the amount of money borrowed by the Fund "may generally not exceed one-third of the Fund's assets *(including the amount borrowed)*." Aug. 1996 Prospectus, p. 15 (emphasis added).

In sum, even if plaintiffs could show that the restriction on borrowing money somehow implicated short sales, they would need to allege that short sales exceeded one-third of the Fund's *total assets*. They make no such allegation. At most, plaintiffs have alleged that short sales exceeded 25% of *total* assets, and went as high as 35% of *net* assets (AC ¶ 59)[6] – neither of which is sufficient to allege a violation of the relevant borrowing restriction. Consequently, there can be no claim under Section 13(a)(3).

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[4] A copy of the January 30, 1998 Annual Report was attached as Exhibit 4 to the Decl. of Kevin P. Muck, filed and served with defendants' moving papers.

[5] A spot check of the listed assets confirms that this is a *net asset* calculation. The Annual Report notes a $81,855,834 short sale position at the end of 1997 (p. 13), and $402,295,819 in *net assets* (*i.e.*, $561,321,914 in total assets, minus $159,026,095 in liabilities) (p. 16). When one divides the short sale position ($81,855,834) by the net assets ($402,295,819), the resulting percentage is 20.347% – verifying that the short sale calculations made in the annual report are *net assets,* rather than *total assets*.

[6] And as illustrated previously, a 35% net asset calculation (35 divided by 100) would be equivalent to a 25.9% total asset calculation (35 divided by 135).

II. THE ALLEGED MODIFICATION OF THE FUND'S INVESTMENT OBJECTIVE DOES NOT SUPPORT A CLAIM UNDER THE 1940 ACT, OR ANY OTHER DIRECT CLAIM THAT PLAINTIFFS HAVE STANDING TO BRING

Plaintiffs also contend that defendants violated Section 13(a)(3) by changing the Fund's investment objective of "maximum long-term growth" to "speculative investment" without a shareholder vote. AC ¶¶ 70, 86. Putting aside the question of whether plaintiffs properly allege that the investment objective actually changed,[7] the issue of whether a shareholder vote was required to change the objective is disposed of by reference to the Prospectus, which expressly provides that:

> [t]he investment polices of each fund may, unless otherwise specifically stated, be changed by the Trustees of the Trust without shareholder approval *as may each Fund's investment objective.*

Aug. 1996 Prospectus at p. 7 (emphasis added).

This governing language in the Prospectus is dispositive, and dooms any potential claim under Section 13(a)(3). *Karpus v. Hyperion Capital Management,* [1996-1997 Transfer Binder] Fed. Sec. Rep. (CCH) ¶ 99,366 at 96,308 (S.D.N.Y. 1996) (the plain language of the Prospectus governs determination of fundamental policies); *Sheppard v. TCW/DW Term Trust 2000*, 938 F. Supp. 171, 180 (S.D.N.Y. 1996) (same).

Furthermore, the Fund's investment objective of maximum long-term growth is never designated as fundamental in the Prospectus or the SAI. Indeed, all of the Fund's "fundamental investment restrictions" are specifically enumerated in a discrete section of the SAI, and the Fund's investment objective is *not found anywhere* among them. *See* SAI, pp. B-15-B-17. After identifying the Fund's fundamental restrictions, the SAI states:

> *Except for the investment restrictions listed above as fundamental or to the extent designated as such in a Prospectus*, the other investment policies described in this Statement or in the Prospectus are not fundamental and may be changed by approval of the Trustees.

Dec. 1996 SAI at B-18 (emphasis added). This language, coupled with the lack of any designation in the governing documents, leads to the inescapable conclusion that the investment objective is not

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[7] In their Motion to Dismiss Amended Complaint and Reply Memorandum In Support of Motion to Dismiss Amended Complaint, defendants addressed the factual and legal deficiencies in plaintiffs' contention that defendants changed the Fund's investment objective.

1 fundamental and can be changed without a shareholder vote. *Krouner,* 899 F. Supp. at 148-49 (an
2 investment policy is fundamental only if an investment company expressly designates it as such);
3 *Karpus*, Fed. Sec. Rep. (CCH) ¶ 99,366 at 96,306-08 (same). Accordingly, any purported
4 modification of the Fund's investment objective without shareholder approval does not run afoul of
5 Section 13(a)(3).

6 The only ostensible allegation that plaintiffs offer in support of their claim is a reference to
7 language in the SAI, plucked out of context, which appears in the following passage:

8 Except for the investment restrictions listed above as fundamental or to the extent designated as such in a Prospectus, the other investment policies described in this
9 Statement or in the Prospectus are not fundamental and may be changed by approval of the Trustees. *As a matter of policy*, the Trustees would not materially
10 change a Fund's investment objective without shareholder approval.

11 Dec. 1996 SAI at B-18 (emphasis added). Plaintiffs cite to only the second sentence of this
12 passage, and ignore the highlighted limiting language, presumably in an effort to create the
13 impression that obtaining shareholder approval is a prerequisite for changing the Fund's investment
14 objective. *See* AC ¶ 33. However, no such inference can be drawn when the entire passage is read
15 as a whole, and read in context with other statements made in the Prospectus. *Karpus*, Fed. Sec. L.
16 Rep. (CCH) ¶ 99,366 at 96,306-08.

17 As set forth above, the first sentence of the passage (when read in conjunction with the
18 earlier cited portions of the SAI and the Prospectus) unambiguously supports the conclusion that
19 the Fund's investment objective is not fundamental and could be changed without shareholder
20 approval. Accordingly, the only reasonable interpretation of second sentence is that while it may
21 have been the Fund's intention or "policy" to submit a proposed material change of investment
22 objective to the shareholders, defendants *were not legally required* to obtain shareholder approval
23 prior to making such a change.

24 Thus, even if it is assumed that the investment objective was in fact changed (which, of
25 course, defendants deny), such a shift would only be a deviation from *a self-imposed guideline of*
26 *Fund*, and would not constitute a deviation from fundamental investment limitations cognizable
27 under the ICA. Section 13(a)(3) is a narrowly-tailored statute regulating statements of policy
28 specifically articulated as fundamental or changeable only upon shareholder vote. 15 U.S.C. § 80a-

13(a)(3); *see also Sheppard*, 938 F. Supp. at 180 (holding that a purported deviation from a fund's self-imposed "strategy" for achieving fundamental objectives did not state a violation of Section 13(a)(3), because such self-imposed policies were not specifically designated as fundamental). Here, TCF's investment objective was not designated as fundamental, and thus no violation of Section 13(a)(3) can be alleged.

Plaintiffs can be expected to argue that some readers may have incorrectly surmised that the investment objective was designated as changeable only upon shareholder vote. Such a claim is baseless, given the unambiguous language of the Prospectus stating that investment objectives can be changed at any time without shareholder approval (and the fact that the Fund's investment objective is not included among the fundamental restrictions). Aug. 1996 Prospectus at p. 7. Moreover, a Section 13(a)(3) claim will only arise when there has been deviation from a restriction actually designated as fundamental or changeable; arguing that a fund's restrictions could be misinterpreted when read out of context does not state a violation of the statute. As the *Karpus* court noted in a similar case:

> A quick skim of the Prospectus by a reader unfamiliar with financial terminology and the structure of registration statements might lead that reader to conclude that the Statement is an investment objective. Yet the federal securities laws were not drafted with an improvident investor in mind. The protection of the Investment Company Act does not extend to those who invest money without carefully reading the registration statement of the investment company. Indeed a contrary holding would require registration statements to be drafted so as to make the least diligent investor aware of a company's investment objectives and policies, *and the distinction between the two.*

Fed. Sec. Rep. (CCH) ¶ 99,366 at 96,306-08 (emphasis added). Consequently, plaintiffs have no claim under Section 13(a)(3) for any alleged changes to TCF's investment objective.

DATED: January 11, 2002

BROBECK, PHLEGER & HARRISON LLP



By: ______________________
Kevin P. Muck

Attorneys for Defendants

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PROOF OF SERVICE

I, Jo Ann Beall, declare:

I am and was at the time of the service mentioned in this declaration, employed in the County of San Francisco, California. I am over the age of 18 years and not a party to this cause. My business address is Brobeck, Phleger & Harrison LLP, Spear Street Tower, One Market, San Francisco, California 94105.

On January 11, 2002, I served a copy(ies) of the following document(s):

- **DEFENDANTS' SUPPLEMENTAL MEMORANDUM IN SUPPORT OF MOTION TO DISMISS**

by placing them in a sealed envelope(s) addressed as follows:

Attorney	**Method of Service**
Joseph J. Tabacco, Jr Christopher T. Heffelfinger Berman DeValerio Pease Tabacco Burt & Pucillo 425 California Street, Suite 2025 San Francisco, CA 94104	VIA PERSONAL DELIVERY
Jared B. Stamell Stamell & Schager, LLP One Liberty Plaza, 35th Floor New York, NY 10006-1404	VIA FEDERAL EXPRESS
Christopher Lovell Michael Kirby Lovell & Stewart, LLP 500 Fifth Avenue, 58th Floor New York, NY 10110	VIA FEDERAL EXPRESS
Lisa C. Cohen Schindler, Cohen & Hochman, LLP One Liberty Plaza, 35th Floor New York, NY 10006-1404	VIA FEDERAL EXPRESS

☒ (BY PERSONAL SERVICE) I caused the envelope(s) to be delivered by hand to the addressee(s) noted above. I delivered to an authorized courier or driver to be delivered on the same date. A proof of service signed by the authorized courier will be filed with the court upon request.

☒ (BY OVERNIGHT DELIVERY) I placed the sealed envelope(s) or package(s) designated by the express service carrier for collection and overnight delivery by

following the ordinary business practices of Brobeck, Phleger & Harrison LLP, San Francisco, California. I am readily familiar with 's practice for collecting and processing of correspondence for overnight delivery, said practice being that, in the ordinary course of business, correspondence for overnight delivery is deposited with delivery fees paid or provided for at the carrier's express service offices for next-day delivery the same day as the correspondence is placed for collection.

I declare that I am employed in the office of a member of the bar of this court, at whose direction this service was made, and that this declaration was executed on January 11, 2002, at San Francisco, California.



Jo Ann Beall

Joseph J. Tabacco, Jr. (75484)
Christopher T. Heffelfinger (118058)
Nicole Lavallee (165755)
BERMAN DeVALERIO PEASE TABACCO
BURT & PUCILLO
425 California Street, Suite 2025
San Francisco, CA 94104
Telephone: (415) 433-3200

Jared B. Stamell (admitted *pro hac vice)*
STAMELL & SCHAGER, LLP
One Liberty Plaza, 35th Floor
New York, NY 10006-1404
Telephone: (212) 566-4047

Attorneys for Plaintiffs

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

CARY AND DENISE LAPIDUS AS TRUSTEES FOR THE CARY AND DENISE LIVING TRUST, on behalf of itself and all others similarly situated, Plaintiffs, v. G. RANDALL HECHT; PAUL H. STEPHENS; ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENTS, L.P.; ROBERTSON, STEPHENS & COMPANY, INC.; and ROBERTSON, STEPHENS INVESTMENT MANAGEMENT, INC., Defendants.	Master File No. C-98-3130 MMC CLASS ACTION PLAINTIFFS' RESPONSE TO DEFENDANTS' SUPPLEMENTAL MEMORANDUM Date: December 21, 2001 Time: 9:00 a.m. Place: Courtroom 2, 17th Floor (Hon. Maxine M. Chesney)

I. OVERVIEW

The questions defendants raise by supplemental memorandum are answered by the notice pleading standard in the Federal Rules of Civil Procedure. Rule 8 requires only "a short and plain statement of the claim showing that the pleader is entitled to relief," and admonishes that "[a]ll pleadings shall be so construed as to do substantial justice." Simply put, a pleading is sufficient so

1 long as it puts the party on notice of the claim. *McKeever v. Block*, 932 F.2d 795, 798 (9th Cir.
2 1991). Defendants' analysis of the borrowing and investment objective violations are at war with
3 this standard. They treat a complaint like a tax code, analyzing each clause, parsing out the words
4 and looking for the loopholes. The issue at the pleading stage, however, is whether defendants
5 know what plaintiffs claim they did wrong, and defendants clearly know.

6 Similarly, Rule 8 of the Federal Rules of Civil Procedure is implicated in whether the
7 Amended Complaint relates back under Rule 15(c)(2) to the date the original complaint was filed
8 for applying the statute of limitations to violation of the industry concentration restriction. So
9 long as the original complaint put defendants on notice, an additional claim pleaded in an amended
10 complaint about the same "conduct, transaction, or occurrence" will relate back because "the
11 defendant knows that the whole transaction described in [the original complaint] will be fully
12 sifted, by amendment if need be, and that the form of the action or the relief prayed or law relied
13 on will not be confined to [plaintiffs'] first statement." *Union Pacific R.R. Co. v. Nevada Power*
14 *Co.*, 950 F.2d 1429, 1432 (9th Cir. 1991), quoting *Barthel v. Stamm*, 145 F.2d 487, 491 (9th Cir.
15 1944).

16 **II. BORROWING VIOLATION**

17 Defendants acknowledge that plaintiffs claim they violated the borrowing restriction
18 during 1997 by exceeding the limitation that liabilities may not be greater than one-third of total
19 assets. They nonetheless want the Court to interpret the Registration Statement on a motion to
20 dismiss and to conclude, as a matter of fact, that they did not borrow money. Defendants also
21 complain that the borrowing claim should be dismissed because the word "total" does not appear
22 before the word "assets" in the Amended Complaint paragraph that alleges that the one-third
23 limitation was violated.[1]

24 First, the limitation on borrowing money is applicable to short sales. The Amended
25 Complaint alleges, specifically with respect to short sales, that defendants borrowed securities to
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28 [1] Amended Complaint ¶ 59.

sell them and generate cash, thereby alleging that short sales involve the borrowing of money.[2] Defendants dispute this allegation, asserting that "short sales do not entail borrowing securities as a means of borrowing money as an integral part of a short sale transaction." However, this assertion simply raises a factual dispute that cannot be resolved in a motion to dismiss. Moreover, defendants' characterization of short sales is contradicted by the financial statements they issued. The Fund's financial statements report borrowing from short sales, as well as other liabilities incurred in investing, in terms of money. For instance, the financial statements for the six months ended June 30, 1997 report that total liabilities exceeded $356 million, and that this amount included more than $306 million from short sales.[3]

Further, although defendants want to interpret the words "borrow money" narrowly, those words must be read in the context of the entire Registration Statement and construed against defendants who drafted it. Cal. Civ. Code § 1654. See, e.g., *Federated Mortgage Investors v. American Savings & Loan Assn.*, 47 Cal. App. 3d 917, 924 (1975). Plaintiffs also note that the Securities and Exchange Commission releases that defendants cite do not support their narrow interpretation because, in every instance, the SEC treats a short sale transaction as synonymous with borrowing money.[4]

Second, the Amended Complaint alleges, referring to the 1997 Annual Report, that "the Fund's short sales positions continued to exceed 25% of total assets and continued to exceed 25% to 35% of assets for most of 1997."[5] Defendants assert that because the word "total" does not appear immediately before "35%," the Amended Complaint does not allege a violation of the one-third limitation. But defendants clearly know that the claim is based on total assets because they

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[2] Amended Complaint ¶ 40.

[3] Declaration of Jared B. Stamell dated November 11, 1998, Exhibit A (June 30, 1997 Semi-annual Report) at 16. A copy of this Declaration was filed as Exhibit 1 to the Declaration of Nicole Lavallee In Support Of Plaintiffs' Memorandum In Opposition To Defendants' Motion To Dismiss Amended Complaint dated November 13, 2001.

[4] Defts Suppl. Memo at 3-4.

[5] Amended Complaint ¶ 59 (emphasis added).

analyze the Fund's financial statements to show that the Fund's December 31, 1997 balance sheet reports a percentage of short sale liabilities that is less than one-third of total assets.[6] The factual issue, however, is what were the ratios of total liabilities to total assets not on the balance sheet date, but earlier, during other dates in 1997. The Amended Complaint alleges that the ratios exceeded one-third for part of 1997, and defendants have in their possession the daily trading and investment records to show exactly what the percentages were on each trading day during 1997.[7]

In sum, defendants clearly are on notice, consistent with the Rule 8 notice pleading standard, as to what plaintiffs claim they did to violate the borrowing limitation.

III. THE INVESTMENT OBJECTIVE VIOLATION

Similarly, defendants clearly are on notice as to what plaintiffs claim they did to violate the Fund's investment objective. Plaintiffs claim that defendants violated § 13(a) of the Investment Company Act, 15 U.S.C. § 80a-13(a), by failing to obtain shareholder approval before changing the Fund's investment objective. The problem with defendants' argument is that they assume that they had no obligation to obtain shareholder approval unless the Fund's investment policy is deemed a fundamental policy. Their assumption is wrong.

The Amended Complaint summarizes the rules applicable to investment policies under §§ 8(b) and 13(a) of the Investment Company Act of 1940. Pursuant to these provisions, there are three kinds of policies that are subject to shareholder vote: mandatory policies (§ 8(b)(1)),[8] policies that an investment company decides are changeable only by shareholder vote (§ 8(b)(2)),[9]

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[6] See Defts Suppl. Memo at 5, claiming that short sale liabilities were 20% of total assets on December 31, 1997. The Fund's other liabilities, however, should be considered when analyzing the borrowing limitation and, on December 31, 1997, the financial statements report that total liabilities were 28% of total assets. The factual issue to be decided after discovery is whether, on other days during 1997, the percentage exceeded 33%, as the Amended Complaint alleges.

[7] Defendants object to producing these records so that plaintiffs are forced to make a motion to compel defendants to produce them. Presumably, defendants are trying to delay production until after the motion to dismiss is decided.

[8] Amended Complaint ¶ 22.

[9] Amended Complaint ¶ 23.

1 and policies that an investment company deems fundamental (§ 8(b)(3)).[10] Sections 13(a)(2)-(3)
2 prohibit deviating or changing any of these policies without shareholder approval.[11] Thus, a
3 policy that the Registration Statement designates as subject to shareholder approval may not be
4 changed without that approval, whether or not the policy is deemed fundamental.[12] Specifically,
5 § 13(a)(3) states that "unless authorized by the vote of a majority of its outstanding voting
6 securities," no investment company may "deviate from any investment policy which is changeable
7 only if authorized by shareholder vote."[13]

8 The Fund's Registration Statement states that "[a]s a matter of policy, the Trustees would
9 not materially change a fund's investment objective without shareholder approval."[14] The
10 Registration Statement states that the Fund's investment objective is "maximum long-term
11 growth."[15] The Amended Complaint alleges that defendants materially changed this investment
12 objective, there was no shareholder vote, and § 13(a) was violated.[16]

13 The issue that the Court raised at oral argument was the placement of the sentence in which
14 the Trustees promise not to materially change the Fund's investment objective without shareholder
15 approval at the end of a paragraph stating that

16 Except for the investment restrictions listed above as fundamental or to the extent
17 designated as such in a Prospectus, the other investment policies described in this

18

19 [10] Amended Complaint ¶ 24.

20 [11] Amended Complaint ¶ 25.

21 [12] In addition to a statutory obligation to obtain shareholder approval pursuant to § 13(a)(3),
22 defendants were under a contractual obligation to obtain such approval before changing the Fund's
investment objective. The language quoted above shows that defendants promised to obtain
23 shareholder approval before changing the Fund's investment policy. Changing the policy without
that approval is a breach of contract.

24 [13] Amended Complaint ¶ 27.

25 [14] See, e.g., the Registration Statement attached as Exhibit B to the Declaration of Dana K. Welsh
26 in Support of Defendants' Motion to Dismiss Complaint ("Welsh Declaration") at B-18.

27 [15] Amended Complaint ¶ 33.

28 [16] Amended Complaint ¶¶ 70, 85-88.

> Statement or in the Prospectus are not fundamental and may be changed by approval of the Trustees.[17]

Defendants adopt the Court's observation, pointing out that shareholder approval of a change in investment objective is not designated as fundamental. Such a change nonetheless is subject to shareholder vote. Section 13(a)(3), which prohibits changing or deviating from an investment policy that is subject to shareholder vote, is violated whether or not a policy is designated as fundamental.

Defendants concede that the Fund's policy was to submit a change in investment objective to shareholders, stating

> that while it may have been the Fund's intention or "policy" to submit a proposed material change of investment objective to the shareholders, defendants were not legally required to obtain shareholder approval prior to making such a change.[18]

By making it a policy to obtain shareholder approval before changing the investment objective, however, defendants were legally required by the clear terms of §13(a)(3) to obtain that approval before changing or deviating from that objective. Defendants argue that the Prospectus is "unambiguous" in stating that the investment objective "can be changed at any time without shareholder approval,"[19] but that is an assertion at odds with the Registration Statement, as well as with the quotation above from defendants' Supplemental Memorandum acknowledging that, in fact, shareholder approval was the policy. Moreover, to the extent that the Registration Statement is ambiguous on this point, the ambiguity must be resolved against defendants. Cal. Civ. Code § 1054.

IV. STATUTE OF LIMITATIONS

The Court indicated at oral argument that the investment concentration violation was a new claim and, for that reason, did not relate back to the filing of the original complaint for statute of limitations purposes. Plaintiffs respectfully request that the Court look at additional controlling

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[17] Welsh Declaration, Exhibit B at B-18.

[18] Defts Suppl. Memo at 7 (emphasis in the original).

[19] Defts Suppl. Memo at 8.

1 authority, summarized below, on the relation back of additional claims. Plaintiffs also want to 2 bring to the Court's attention that a four-year statute of limitations applies to plaintiffs' state law 3 claims, thereby preserving plaintiffs' right to prosecute the investment concentration claim that the 4 Amended Complaint alleges arose in 1997.

5 **A. Application of Rule 15(c)**

6 Rule 15(c)(2) explicitly authorizes a new claim that was not pleaded in the original 7 complaint. The new claim will relate back so long as it "arose out of the conduct, transaction, or 8 occurrence set forth or attempted to be set forth in the original pleading." The original complaint 9 summed up the case as arising as follows:

10 By the end of 1997, the assets of The Contrarian Fund had decreased by more than 60% from the end of 1996. A substantial part of the decrease was the result of losses 11 caused by the use of short sales and other investment techniques that leveraged the net assets of The Contrarian Fund in violation of contractual restrictions. Plaintiff 12 brings this action to recover these losses.[20]

13 The claim that defendants violated the investment concentration limitation by investing more than 14 25% of total assets in the mining industry relates back because it arose out of the same conduct 15 and occurrence, and constitutes part of the same transaction that resulted in the losses described in 16 the original complaint. *Union Pacific R.R. Co.*, supra, 950 F.2d at 1432 (Amendment claiming 17 liability under a completely different tariff relates back because "Union Pacific's reference to only 18 Tariff 6034 in its original complaint does not foreclose its subsequent request for recovery of 19 reparations made under Tariff 6020. Union Pacific's claim under Tariff 6020 arose as a direct 20 result of the facts surrounding its claim under Tariff 6034").[21]

21

[20] Complaint ¶ 2.

22

[21] See also *Tiller v. Atlantic Coast Line Railroad. Co.*, 323 U.S. 574, 581 (1945) (Amendment 23 claiming liability under a completely different statute relates back because "[t]he amended complaint [like the original complaint] charged the failure to have the locomotive properly lighted. 24 Both of them related to the same general conduct, transaction and occurrence which involved the death of the deceased. . . . The cause of action now, as it was in the beginning, is the same – it is a 25 suit to recover damages for the alleged wrongful death of the deceased."); *Martell v. Trilogy Ltd.*, 872 F.2d 322, 325 (1989) (Amendment adding new claim against one defendant relates back 26 because "[b]oth pleadings undoubtedly emanate from a common core of operative facts"); *Clipper Express v. Rocky Mountain Motor Tariff Bureau, Inc.*, 690 F.2d 1240, 1260 n.29 (9th Cir. 1982) (In 27 antitrust case, amendment adding fraud claim relates back because the fraud arose from the same transaction and occurrence as the original claim); *Applied Vision Inc. v. Optical Coating* 28 *Laboratory, Inc.*, 1997 WL 601425 *3 (N.D. Cal. Sep. 23, 1997) (In a patent infringement case,

1 The violation here of the investment concentration limitation also "arose as a direct result
2 of the facts surrounding [the original complaint]," and, in fact, is more direct than the new claim in
3 *Union Pacific R.R. Co.* Plaintiff there brought suit to recover overcharges under one tariff during
4 one time period and, after the statute of limitations ran, amended to add a claim to recover
5 overcharges made under a different tariff during a different time period. Here, the investment
6 concentration violation arose out of the same conduct, contributed to the same losses, and
7 involved the same registration statements that were at issue in the original complaint. The
8 investment concentration limitation simply constitutes one of the "other investment techniques"
9 alleged in the original complaint "that leveraged the net assets of The Contrarian Fund in violation
10 of contractual restrictions."[22] Plaintiffs submit that applying the Ninth Circuit's reasoning in the
11 *Union Pacific R.R. Co.* decision, the violation of the investment concentration limitation relates
12 back.

13 **B. California Statute of Limitations**

14 Plaintiffs' state law claims are subject to longer statute of limitations than the one-
15 year/three-year periods that apply to the federal ICA claims. The contract and rescission claims
16 are subject to the four-year limitations period in California Code of Civil Procedure § 337. *U.S.*
17 *Liability Ins. Co. v. Haidinger-Hayes, Inc.*, 1 Cal. 3d 586, 596 (1970). The breach of fiduciary
18 duty claim is subject to the four-year limitations period in California Code of Civil Procedure §
19 343. *Schneider v. Union Oil Co.*, 6 Cal. App. 3d 987, 993 (1970); *Stalberg v. Western Title Ins.*
20 *Co.*, 230 Cal. App. 3d 1223, 1230 (1991); *FDIC v. McSweeney*, 976 F.2d 532, 535-36 (9th Cir.
21 1992). The California Business & Professions Code claims are subject to the four-year limitations
22 period in California Business & Professional Code § 17208. *Cortez v. Purolator Air Filtration*
23 *Products Co.*, 23 Cal. 4th 163, 179 (2000).

24 In addition, a discovery rule applies to the commencement of the four-year limitation
25 periods. The limitation periods do not begin to run until plaintiffs had knowledge of their injury

26 amendment adding new claims, including one under a different patent, relates back, applying the
27 Circuit's analysis in *Union Pacific R.R. Co.*, supra, 950 F.2d at 1432).

28 [22] Complaint ¶ 2.

and its cause. *See Stalberg*, 230 Cal. App. 3d at 1230 (applying discovery rule to breach of fiduciary duty); *Haidinger-Hayes Inc.*, 1 Cal. 3d at 596 (same); *Glue -Fold, Inc. v. Slautterback Corp.*, 82 Cal. App. 4th 1018 (2000) (applying discovery rule to Cal. Bus. & Prof. Code §17200 and other claims); *Angeles Chemical Co., Inc. v. Spencer & Jones*, 44 Cal. App. 4th 112, 119-120 (1996), citing *April Enterprises, Inc. v. KTTV*, 147 Cal. App. 3d 805, 826-827 (1983) (applying discovery rule to contract claim where breaches "can be, and are, committed in secret and, moreover, where the harm flowing from those breaches will not be reasonably discoverable by plaintiffs until a future time.").

State law claims based on violation of the investment concentration restriction are timely under the four-year state statutes of limitations even if the Court decides that the Amended Complaint does not relate back to August 12, 1998, the date the original complaint was filed. As discussed in plaintiffs' Opposition Memorandum, the first document that could have placed plaintiffs on inquiry notice is the semi-annual report dated August 13, 1997. Amended Complaint ¶ 71. The Amended Complaint was filed on August 27, 1997. Since there exists a question of fact as to when this semi-annual report was actually delivered to plaintiff and other investors, the court cannot determine on the pleadings when the four-year limitations period commenced. *Hobart v. Hobart Estate Co.*, 26 Cal. 2d 412, 440 (1945) (whether a "party has notice of 'circumstances sufficient to put a prudent man upon inquiry, as to a particular fact,' and whether 'by prosecuting such inquiry, he might have learned such fact,' are themselves questions of fact to be determined by the jury or the trial court." (citations omitted)); *April Enterprises*, 147 Cal. App. 3d at 832.[23] Even assuming *arguendo* that the semi-annual report was delivered to plaintiffs and other investors before August 27, 1997, plaintiffs were entitled to a reasonable time to become aware of their claims and, in any event, may prosecute investment concentration violations that occurred

[23]In addition, whether a person is on notice will depend upon the relationship. See, e.g., *Hobart*, 26 Cal. 2d at 440 (in a fiduciary relationship "facts which would ordinarily require investigation may not excite suspicion, and . . . the same degree of diligence is not required."); *Sherman v. Lloyd*, 181 Cal. App. 3d 693, 698 (1986) ("when a potential plaintiff is in a fiduciary relationship with another individual, that plaintiff's burden of discovery is reduced and he is entitled to rely on the statements and advice provided by the fiduciary.").

1 after they should have become aware of their claims. *Glue-Fold, Inc.*, 82 Cal. App. 4th at 1029
2 ("A limitation period does not begin until a cause of action accrues, i.e., all essential elements are
3 present and a claim becomes legally actionable.").

4 **V. CONCLUSION**

5 For the reasons stated in the briefs submitted by plaintiffs and at oral argument, plaintiffs
6 respectfully request that the Court deny defendants' motion to dismiss the Amended Complaint.

7 Dated: January 24, 2002

Respectfully submitted,

8
9


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Joseph J. Tabacco, Jr.
11 Christopher T. Heffelfinger
Nicole Lavallee
12 BERMAN DEVALERIO PEASE
13 TABACCO, BURT & PUCILLO
425 California Avenue, Suite 2025
14 San Francisco, California 94104
(415) 433-3200

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16 Jared B. Stamell
STAMELL & SCHAGER, LLP
17 One Liberty Plaza, 35th Floor
New York, New York 10006-1404
18 (212) 566-4047

19 Attorneys for Plaintiffs

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1 **CERTIFICATE OF SERVICE**

2 I, TYLER KELLY, declare that I am over the age of 18 years and not a party to this action.
3 My business address is 425 California Street, Suite 2025, San Francisco, CA 94104. On January
4 24, 2002, I served **PLAINTIFFS' RESPONSE TO DEFENDANTS' SUPPLEMENTAL**
5 **MEMORANDUM** on the following:

6 Felix S. Lee
BROBECK, PHLEGER & HARRISON LLP
7 One Market
Spear Street Tower
8 San Francisco, CA 94105
Fax: (415) 442-1010
9

10 by placing same in a sealed envelope and tendering it to an employee of World Wide Attorney Services, for same-day hand delivery before 5:00 p.m. A copy was also sent via facsimile to the
11 telephone number shown above.

12 and to:

13 Jared B. Stamell
STAMELL & SCHAGER, LLP
14 One Liberty Plaza, 35th Floor
New York, New York 10006-1404
15

16 by placing same in sealed envelopes, addressed as shown above, affixing proper first class postage,
17 and depositing them in the United States Mail at San Francisco, California..

18 I declare under penalty of perjury pursuant to the laws of the United States that the
19 foregoing is true and correct.

20 Executed at San Francisco, California, on January 24, 2002.

21



22 Tyler Kelly

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KEVIN P. MUCK (State Bar No. 120918)
JAMES N. KRAMER (State Bar No. 154709)
FELIX S. LEE (State Bar No. 197084)
MICHELLE P. HUDSON (State Bar No. 205542)
BROBECK, PHLEGER & HARRISON LLP
Spear Street Tower
One Market
San Francisco, California 94105
Telephone: (415) 442-0900
Facsimile: (415) 442-1010

Attorneys for Defendants

98 AJ

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

CARY AND DENISE LAPIDUS AS TRUSTEES FOR THE CARY AND DENISE LIVING TRUST, on behalf of itself and all others similarly situated, Plaintiffs, v. G. RANDALL HECHT; PAUL H. STEPHENS; ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.; ROBERTSON, STEPHENS & COMPANY, INC.; and ROBERTSON, STEPHENS INVESTMENT MANAGEMENT, INC.; ROBERTSON STEPHENS & COMPANY LLC; and ROBERTSON STEPHENS INVESTMENT TRUST., Defendants.	Case No. C-98-3130 MMC CLASS ACTION **DEFENDANTS' SUPPLEMENTAL REPLY MEMORANDUM IN SUPPORT OF MOTION TO DISMISS** Date: December 21, 2001 Time: 9:00 a.m. Place: Courtroom of the Honorable Maxine M. Chesney

I. INTRODUCTION

The most notable aspects of Plaintiffs' Response to Defendants' Supplemental Memorandum ("Response" or "Resp.") are the inability to address the authorities cited by defendants, and plaintiffs' failure to cite authorities justifying their contentions. Indeed, the emptiness of plaintiffs' arguments is highlighted by their protest that defendants have *examined the Amended Complaint too closely*, "analyzing each clause" and "parsing out the words..." Resp. at 2. Plaintiffs do not want this Court to read their Amended Complaint too carefully, because they know that such scrutiny will reveal that their allegations are insufficient to state a claim. Plaintiffs all but concede the inadequacy of their pleading by resorting to the argument that the only relevant issue at this stage is "notice" – "whether defendants know what plaintiffs claim they did wrong." *Id.* However, the law does not permit plaintiffs to shirk their pleading burden in this manner. The issue is not whether defendants understand plaintiffs' theory, but whether the theory is *legally cognizable* and supported by *sufficient facts* in the complaint. *Balistreri v. Pacifica Police Dep't*, 901 F.2d 969, 699 (9th Cir. 1988). Application of that standard to the Amended Complaint mandates dismissal.

II. THE FUND DID NOT VIOLATE ITS FUNDAMENTAL RESTRICTION REGARDING THE BORROWING OF MONEY.

A. Plaintiffs Cannot Dispute That Short Sales Involve The Borrowing of Securities, And Not Money.

Plaintiffs acknowledge that their "borrowing" claim can survive only if "short sales" were somehow considered to be the same thing as "borrowing money." Yet it is undisputed that "short sales" involve only the borrowing of securities – not money. That fact is explicitly confirmed by the Prospectus,[1] the SEC's definition of short sales (17 C.F.R. § 240.3b-3), the language of the ICA,[2] and numerous SEC Releases.[3] Tellingly, plaintiffs make no effort to address any of these authorities, much less cite any authority – not one case, rule, regulation or treatise – to the contrary.

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[1] *See* Aug. 1996 Prospectus at 17 (Welch Decl., Ex. A) (short sales occur when a Fund "sell[s] the security short and *borrow[s] the same security* from a broker") (emphasis added).

[2] The ICA differentiates the borrowing of money from the borrowing of other assets (compare Sections 8 and 13 with Sections 17 and 57), a point assiduously ignored by plaintiffs.

[3] Plaintiffs' assertion that the SEC Releases cited by defendants treat short sales as "synonymous with borrowing money" (Resp. at 3) is simply untrue. Each of the SEC releases listed activities that a Fund was prohibited from engaging in, and in each instance, short sales were listed as a *separate activity* from the borrowing of money.

Predictably, plaintiffs attempt to salvage their claim by making the tired assertion that there is a "factual dispute" over whether short sales constitute borrowing money. As an initial matter, there is no factual dispute; the Amended Complaint (at ¶ 40) concedes that short sales involve only the borrowing of securities, and *makes absolutely no allegation that any money is borrowed.* Plaintiffs nonetheless try manufacture such a dispute by claiming that because securities borrowed in a short sale can be later sold for cash, that the Court can now pretend that it was actually *money* that was lent to the Fund in the first instance, as opposed to securities. Once again, however, plaintiffs provide no authority or rationale establishing why the Court should indulge in such a legal fiction. Plaintiffs are asking the Court to rewrite the Prospectus, so that the term "money" is replaced by the phrase "money, or anything that one could later exchange for money" – an interpretation that is contrary to law. As discussed in defendants' prior papers, investment limitations must be read strictly according to their terms. *See, e.g., Krouner v. American Heritage Fund, Inc.*, 899 F. Supp. 142, 148-49 (S.D.N.Y. 1995). Moreover, when construing phrases such as "borrow money," the Court must use "ordinary and natural" definitions. *Smith v. United States*, 508 U.S. 203, 228 (1993). Plaintiffs make no effort to address these authorities.

Plaintiffs' assertion that the Fund's financial statements reported short sales in dollar terms (Resp. at 3) is a *non sequitur*. It would be absurd to suggest that, simply because an asset (*e.g.*, securities, real property, goodwill) can be assigned a monetary value, it must be treated as the legal equivalent of "money" – and, needless to say, plaintiffs can cite no authority for such a proposition.

As a last resort, plaintiffs cite Cal. Civ. Code § 1654 and urge that the "words" of the Prospectus be "construed against defendants..." Resp. at 3. That argument is a non-starter. First, plaintiffs cite no authority suggesting that Civil Code provisions governing contract interpretation are relevant to a claim under the ICA. Second, and more fundamentally, the Civil Code merely provides a rule for resolving ambiguities. Here, there is no ambiguity: defendants urge that the phrase "borrow money" be interpreted according to its ordinary and customary usage (and according to relevant legal authority), while plaintiffs offer no support for a contrary interpretation.[4]

[4] Interestingly, plaintiffs ignore Cal. Civ. Code § 1644, which mandates that, absent agreed-upon meanings, "words of a contract are to be understood in their ordinary and popular sense..."

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B. Plaintiffs' Response Concedes That The Amended Complaint Fails to Plead Facts Supporting That The Total Asset Limitation Was Violated.

Even if plaintiffs could show that "borrowing money" somehow encompassed short sales, the Response effectively admits that they have not alleged facts sufficient to show that such borrowing exceeded one-third of total assets. Plaintiffs do not dispute that *total* assets (as opposed to net assets) is the proper metric for determining whether the percentage limitation on borrowing was exceeded. Nor can they dispute that their Amended Complaint never alleges that short sales exceeded one-third of *total* assets. *See* AC ¶ 59. And they make no effort to dispute that the "25-35%" figures cited in TCF's January 1998 Annual Report (which plaintiffs specifically reference in the Amended Complaint) relate to net assets, not total assets.

Indeed, plaintiffs can do nothing more than speculate that perhaps there may have been other days during the class period where the short sales percentage may have exceeded one-third of total assets. Resp. at 4. By resorting to such speculation, however, plaintiffs effectively concede that the Amended Complaint does not allege that short sales ever *actually* exceeded one-third of total assets. In the absence of such an allegation, it is undeniable that plaintiffs have failed to state a claim under Section 13(a)(3). *See, e.g., Krouner*, 899 F. Supp. at 148-49.

III. THE INVESTMENT OBJECTIVE OF THE FUND COULD BE CHANGED AT ANY TIME WITHOUT A SHAREHOLDER VOTE, AS EXPLICITLY STATED IN THE REGISTRATION STATEMENT.

Plaintiffs concede that the Fund's investment objective was not a fundamental restriction. Resp. at 4. They nonetheless argue that Section 13(a)(3) was violated because the investment objective was "changeable only if authorized by shareholder vote." Resp. at 5. That contention is inexplicable, given that the Registration Statement expressly stated (in two separate places) that the objective *could be changed* without shareholder approval. *See* Aug. 1996 Prospectus at 7; Dec. 1996 SAI at B-18. Plaintiffs are unable to explain away these statements, and instead argue that they appear to conflict with another statement that the investment objective would not be changed as a matter of policy. There is no such conflict, and in attempting to create one the plaintiffs ignore their own admonition that investment limitations "be read in the context of the entire Registration Statement." Resp. at 6. *See also Karpus v. Hyperion Capital Management*, [1996-1997 Transfer

Binder] Fed. Sec. Rep. (CCH) ¶ 99,366 at 96,308 (S.D.N.Y. Nov. 15, 1996).

When the document is read in context, the proper interpretation is apparent: the Fund had the *legal right* to change the investment policy without a vote, but nonetheless intended to submit proposed changes to shareholders for approval. As a matter of law, any alleged deviation from such self-imposed policies does not state a claim for violation of Section 13(a)(3). *See Sheppard v. TCW/DW Term Trust 2000*, 938 F. Supp. 171, 180 (S.D.N.Y. 1996). By simply ignoring this legal principle, plaintiffs concede that their argument is meritless.

IV. THE MINING INDUSTRY CLAIMS DO NOT RELATE BACK TO PLAINTIFFS' ORIGINAL COMPLAINT, AND ARE TIME-BARRED IN ANY EVENT.

At the hearing on defendants' Motion to Dismiss, the Court indicated that plaintiffs' newly-pled investment concentration allegations did not relate back to the original complaint. Transcript, 12/21/01 ("Tr.") at 33-36. Plaintiffs requested "a footnote or half a page" to persuade the Court otherwise. *Id.* at 45-46. What plaintiffs have presented, however, is a four-page rehash of the same unpersuasive arguments they made previously.

Plaintiffs still make *no* effort to address the fundamental differences between the mining industry claim and the original short-sale claims: *e.g.*, that the mining industry claim is based upon the alleged violation of a completely *different investment restriction* (AC ¶ 32), arises from entirely *different transactions* (*id.* ¶¶ 56, 57), and *separate types of investments* (*id.*), occurring at *completely different times* (*id.* ¶¶ 41, 57), and resulting in *different alleged injury* (*id.* ¶¶ 56, 57). As the Court succinctly put it by way of analogy, it's as if the plaintiffs were complaining about two separate automobile accidents. Tr. at 33.

Unable to address these fundamental differences, plaintiffs try to save the mining industry claim by fabricating a non-existent transactional nexus between that claim and the original short-sale claims. First, plaintiffs recycle their argument that the mining industry claim involves the same registration statements at issue in the original complaint. Resp. at 8. However, as defendants previously demonstrated – citing authorities that plaintiffs make no effort to address – such a minimal connection between claims is insufficient to invoke the "relation back" doctrine. *See, e.g., Bowles v. Reade*, 198 F.3d 752, 762 (9th Cir. 1999) (no relation back if the original filing asserts "a

new claim for relief that arose out of different conduct or transactions").[5] Second, in a desperate bit of revisionism, plaintiffs suggest that a vague allusion to "investment techniques" contained in the original Complaint could be read to encompass the mining industry allegation. Resp. at 7-8. Yet there is not one mention in the original Complaint of mining industries, improper concentration, the limitation on industry concentration or anything else having to do with the newly asserted claim.

Moreover, plaintiffs make no effort to dispute that, even if the mining industry claim did somehow relate back, it would *still* be time-barred. Plaintiffs do not contest that the facts underlying their claim were sent to all shareholders in the January 1997 Annual Report, putting the purported class on notice of a violation well more than a year before even the original Complaint was filed. *See Friedlob v. Trustees of the Alpine Mut. Fund Trust*, 905 F. Supp. 843, 855 (D. Colo. 1995).[6]

Nor can plaintiffs salvage state-law claims premised on the mining allegations. Nowhere in their discussion (Resp. at 8-9) do plaintiffs ever address the undisputed fact that the January 1997 Annual Report disclosed the facts underlying the alleged industry concentration claim – which means that even four-year limitation periods expired before the Amended Complaint was filed in August 2001.[7]

DATED: January 31, 2002

BROBECK, PHLEGER & HARRISON LLP

By: 
Kevin P. Muck

Attorneys for Defendants

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[5] Moreover, the additional cases cited by plaintiffs are even more inapposite than the ones cited in their Opposition, because (unlike the present case) they involve a strong transactional link between the old and new claims. For example, in *Union Pacific R.R. Co. v. Nevada Power Co.*, 950 F.2d 1429, 1431-32 (9th Cir. 1991), both claims involved the same type of ongoing conduct and transactions (tariff overcharges in connection with shipments on a particular railroad line) and the same type of alleged injury (reparation payments for tariff overcharges). *Id.*

[6] Furthermore, plaintiffs' relation back argument proves too much. If plaintiffs' mining industry allegations and short sale allegations arise from the same conduct, transactions, or occurrences, then one must also conclude that notice of a "mining" violation for statue of limitations purposes is sufficient to place investors on notice of any short-sale violation. Thus, the January 1997 Annual Report would have started the limitation period on *all* of plaintiffs' claims.

[7] Plaintiffs ignore the Annual Report, and argue that the Court cannot determine on the pleadings when the four-year limitations period commenced. Resp. at 9. But since the Amended Complaint shows on its face that the claims are time-barred, it is plaintiffs' burden to show why the statute should be tolled. *McKelvey v. Boeing North American, Inc.*, 74 Cal.App.4th 151, 160 (1999).

PROOF OF SERVICE

I, Jo Ann Beall, declare:

I am and was at the time of the service mentioned in this declaration, employed in the County of San Francisco, California. I am over the age of 18 years and not a party to this cause. My business address is Brobeck, Phleger & Harrison LLP, Spear Street Tower, One Market, San Francisco, California 94105.

On January 31, 2002, I served a copy(ies) of the following document(s):

- **DEFENDANTS' SUPPLEMENTAL REPLY MEMORANDUM IN SUPPORT OF MOTION TO DISMISS**

by placing them in a sealed envelope(s) addressed as follows:

Attorney	**Method of Service**
Joseph J. Tabacco, Jr Christopher T. Heffelfinger Berman DeValerio Pease Tabacco Burt & Pucillo 425 California Street, Suite 2025 San Francisco, CA 94104	VIA PERSONAL DELIVERY
Jared B. Stamell Stamell & Schager, LLP One Liberty Plaza, 35th Floor New York, NY 10006-1404	VIA FEDERAL EXPRESS
Christopher Lovell Michael Kirby Lovell & Stewart, LLP 500 Fifth Avenue, 58th Floor New York, NY 10110	VIA FEDERAL EXPRESS
Lisa C. Cohen Schindler, Cohen & Hochman, LLP One Liberty Plaza, 35th Floor New York, NY 10006-1404	VIA FEDERAL EXPRESS

☒ (BY PERSONAL SERVICE) I caused the envelope(s) to be delivered by hand to the addressee(s) noted above. I delivered to an authorized courier or driver to be delivered on the same date. A proof of service signed by the authorized courier will be filed with the court upon request.

☒ (BY OVERNIGHT DELIVERY) I placed the sealed envelope(s) or package(s) designated by the express service carrier for collection and overnight delivery by following the ordinary business practices of Brobeck, Phleger & Harrison LLP, San Francisco, California. I am readily familiar with 's practice for collecting and processing of correspondence for overnight delivery, said practice being that, in the ordinary course of business, correspondence for overnight delivery is deposited with delivery fees paid or provided for at the carrier's express service offices for next-day delivery the same day as the correspondence is placed for collection.

I declare that I am employed in the office of a member of the bar of this court, at whose direction this service was made, and that this declaration was executed on January 31, 2002, at San Francisco, California.



Jo Ann Beall

SFRLIB1\KPM\
6135415.01

AO 450 (Rev. 5/85) Judgment in a Civil Case

UNITED STATES DISTRICT COURT

FILED

MAY 17 2002

RICHARD W. WIEKING
CLERK U.S. DISTRICT COURT,
NORTHERN DISTRICT OF CALIFORNIA

NORTHERN DISTRICT OF CALIFORNIA

CARY LAPIDUS and DENISE LAPIDUS as Trustees of the CARY AND DENISE LAPIDUS LIVING TRUST, on behalf of themselves and all others similarly situated,

V.

G. RANDALL HECHT, et al

JUDGMENT IN A CIVIL CASE

CASE NUMBER: C-98-3130 MMC

103

☐ **Jury Verdict.** This action came before the Court for a trial by jury. The issues have been tried and the jury has rendered its verdict.

☒ **Decision by Court.** This action came to trial or hearing before the Court. The issues have been tried or heard and a decision has been rendered.

IT IS ORDERED AND ADJUDGED

1. Plaintiff's First and Second Causes of Action are hereby DISMISSED without leave to amend.

2. Plaintiff's Third, Fourth, Fifth, and Sixth Causes of Action are hereby REMANDED to the Superior Court of California, in and for the County of Alameda.

3. The Clerk of the Court shall TERMINATE all pending motions.

ENTERED IN CIVIL DOCKET 5/20/02

MAY 17 2002
Date

Richard W. Wieking
Clerk

Tracy Lucero
(By) Deputy Clerk
TRACY LUCERO

tl

United States District Court
for the
Northern District of California
May 17, 2002

* * CERTIFICATE OF SERVICE * *

Case Number:3:98-cv-03130

Lapidus

vs

Hecht

I, the undersigned, hereby certify that I am an employee in the Office of the Clerk, U.S. District Court, Northern District of California.

That on May 17, 2002, I SERVED a true and correct copy(ies) of the attached, by placing said copy(ies) in a postage paid envelope addressed to the person(s) hereinafter listed, by depositing said envelope in the U.S. Mail, or by placing said copy(ies) into an inter-office delivery receptacle located in the Clerk's office.

Tower C. Snow, Esq.
Brobeck Phleger & Harrison LLP
One Market Plaza
Spear St Tower
San Francisco, CA 94105

Kevin O. Muck, Esq.
Brobeck, Phleger & Harrison
Spear Street Tower
One Market
San Francisco, CA 94105

Joseph J. Tabacco Jr., Esq.
Berman DeValerio Pease Tabacco Burt & Pucillo
425 California St
Ste 2025
San Francisco, CA 94104

Jared B. Stamell, Esq.
Stamell & Schager
One Liberty Plaza
35th Flr
New York, NY 10006-1404

Richard W. Wieking, Clerk

BY: [signature]
Deputy Clerk

NOT FOR CITATION (L.R. 3-4(E))

FILED

MAY 17 2002

RICHARD W. WIEKING
CLERK U.S. DISTRICT COURT,
NORTHERN DISTRICT OF CALIFORNIA

IN THE UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

102-AA

CARY LAPIDUS and DENISE LAPIDUS as Trustees of the CARY AND DENISE LAPIDUS LIVING TRUST, on behalf of themselves and all others similarly situated,

Plaintiffs,

v.

G. RANDALL HECHT, et al.,

Defendants

No. C 98-3130 MMC

ORDER GRANTING DEFENDANT'S MOTION TO DISMISS FEDERAL CLAIMS; REMANDING STATE LAW CLAIMS

ENTERED IN CIVIL DOCKET 5/20/02

Before the Court is defendants' motion to dismiss plaintiffs' Amended Complaint pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure. Plaintiffs have filed opposition, to which defendants have replied.

The matter came on regularly for hearing on December 21, 2001. Jared B. Stamell of Stamell & Schager, LLP, and Joseph J. Tabacco, Jr., of Berman DeValerio Pease Tabacco Burt & Pucillo appeared for plaintiffs. Kevin P. Muck and James N. Kramer of Brobeck, Phleger & Harrison LLP appeared for defendants. At the December 21, 2001 hearing, the Court ordered the parties to file supplemental memorandum, which the parties subsequently filed. Having considered the papers submitted in support of and in opposition to the motion, the arguments of counsel, and the supplemental memorandum, the Court rules as follows.

BACKGROUND

Defendant Robertson Stephens Investment Trust ("the Trust"), an "open-end

investment company" registered with the Securities and Exchange Commission ("SEC"), offers shares in eleven mutual funds, including the Contrarian Fund ("the Fund"). (See Amended Compl. ("AC") at ¶¶ 1, 6.) Plaintiffs allege that defendants Robertson, Stephens & Company Investment Management, L.P. ("RSIM LP"), and Robertson, Stephens Investment Management, Inc., were the Trust's investment advisers, that defendant Robertson, Stephens & Company, Inc., was a general partner in RSIM LP and was the Trust's principal underwriter, that defendant Robertson, Stephens & Company, LLC, participated in management of the Trust and its investment advisers, that defendant G. Randall Hecht was the President, Chief Executive Officer, and a Trustee of the Trust, and that defendant Paul H. Stephens was the Fund's portfolio manager during the relevant time. (See id. at ¶¶ 7-12.)

On February 27, 1997, plaintiffs purchased 4,365.5410 shares in the Contrarian Fund for $75,000, and sold the shares on September 10, 1997, at a loss of $9,560.54. (See id. at ¶ 5.) In the Amended Complaint, plaintiffs allege that their losses were caused by defendants' violations of "investment policies of the Contrarian Fund that could only be changed by a majority vote of the shareholders." (See id. at ¶¶ 18.) Specifically, according to plaintiffs, "[d]efendants violated investment limitations on borrowing, issuing senior securities, pledging assets, short sales and concentration of investments" (see id. at ¶ 82), and "materially chang[ed] the investment objective of the Fund" (see id. at ¶ 86), all without shareholder approval (see id. at ¶¶ 82, 86) in violation of § 13(a) of the Investment Company Act of 1940 ("the 1940 Act") and state statutory and common law. (See id. at ¶¶ 3, 74).

LEGAL STANDARD

A motion to dismiss under Rule 12(b)(6) cannot be granted unless "it appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief." See Conley v. Gibson, 355 U.S. 41, 45-46 (1957). Dismissal can be based on the lack of a cognizable legal theory or the absence of sufficient facts alleged under a cognizable legal theory. See Balistreri v. Pacifica Police Dep't, 901 F. 2d 696, 699

(9th Cir.1990). In analyzing a motion to dismiss, the court must accept as true all material allegations in the complaint and construe them in the light most favorable to the nonmoving party. See NL Industries, Inc. v. Kaplan, 792 F. 2d 896, 898 (9th Cir. 1986).

DISCUSSION

Defendants seek dismissal of plaintiff's claims, arguing that plaintiffs fail to state a claim under federal or state law.

A. Federal Claims

In their First and Second Causes of Action, plaintiffs allege that defendants violated § 13(a) of the 1940 Act. Section 13(a), in relevant part, provides:

> No registered investment company shall, unless authorized by the vote of a majority of its outstanding voting securities--
> . . .
>
> (2) borrow money, issue senior securities, underwrite securities issued by other persons, purchase or sell real estate or commodities or make loans to other persons, except in each case in accordance with the recitals of policy contained in its registration statement in respect thereto;
>
> (3) deviate from its policy in respect of concentration of investments in any particular industry or group of industries as recited in its registration statement, deviate from any investment policy which is changeable only if authorized by shareholder vote, or deviate from any policy recited in its registration statement pursuant to section 80a-8(b)(3) of this title;[1]
> . . . .

See 15 U.S.C. § 80a-13(a) ("§ 13(a)")

1. First Cause of Action

As part of the registration statement the Trust was required to file with the SEC, the Trust filed a Statement of Additional Information. (See AC at ¶ 29.)[2] The Statement of

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[1]An investment company must include in its registration statement filed with the SEC "a recital of the policy of the registrant in respect of [specified] activities," including borrowing of money and issuing senior securities, see 15 U.S.C. § 80a-8(b)(1), "a recital of all investment policies of the registrant . . . which are changeable only if authorized by shareholder vote," see 15 U.S.C. § 80a-8(b)(2), and "a recital of all policies . . . which the registrant deems matters of fundamental policy." See 15 U.S.C. § 80a-8(b)(3).

[2]The Statement of Additional Information is dated August 15, 1996, and was revised on December 20, 1996. (See Welch Decl. Ex. B at B-1.) Plaintiffs allege that the Statement of Additional Information is part of the Registration Statement that had earlier been filed on January 16, 1996. (See AC at ¶ 29.)

Additional Information, in a section entitled "The Funds' Investment Limitations," lists 15 "fundamental investment restrictions" which the Trust specified could not be changed without shareholder approval. (See Welch Decl. Ex. B at B-15-16.)[3] In relevant part, the Statement of Additional Information states:

> The Trust has adopted the following fundamental restrictions which (except to the extent they are designated as nonfundamental as to any Fund) may not be changed without the affirmative vote of a majority of the outstanding voting securities of the affected Fund.
>
> The Contrarian Fund, the Developing Countries Fund, the Emerging Growth Fund and the Value + Growth Fund.
>
> A Fund may not:
>
> . . .
>
> 3. make short sales or purchases on margin, although it may obtain short-term credit necessary for the clearance of purchases and sales of its portfolio securities and except as required in connection with permissible options, futures, short selling and leverage activities as described elsewhere in the Prospectus and this Statement;
>
> . . .
>
> 5. mortgage, hypothecate, or pledge any of its assets as security for any of its obligations, except as required for otherwise permissible borrowings (including reverse repurchase agreements), short sales, financial options and other hedging activities;
>
> . . .
>
> 7. borrow money, except from banks for temporary or emergency purposes or in connection with otherwise permissible leverage activities, and then only in an amount not in excess of [ ] one-third of the value of the [Fund's] total assets . . . ;
>
> . . .
>
> 9. invest more than 25% of the value of the Fund's total assets in the securities of companies engaged in any one industry (except securities issued by the U.S. Government, its agencies and instrumentalities);
>
> 10. issue senior securities, as defined in the 1940 Act, except that this restriction shall not be deemed to prohibit the Fund from making any otherwise permissible borrowings, mortgages or pledges, or entering into permissible reverse repurchase changes, and options and futures transactions;
>
> . . . .

[3]The Welch Declaration is Exhibit 1 to the Muck Declaration. For ease of reference, the Court refers to Exhibit 1 as "Welch Decl."

1 (See id.)[4]

2 In the First Cause of Action, plaintiffs allege that defendants violated the above five
3 fundamental restrictions by deviating from those restrictions without shareholder approval.

4 **a. Short Sales/Pledging of Assets**

5 Plaintiffs allege that defendants deviated from the third fundamental restriction,
6 which addresses short sales, and the fifth fundamental restriction, which addresses
7 pledging of assets, when defendants held more than 25% of the Fund's total assets in
8 securities sold short.

9 "A short sale is a term of art used for a security trading practice in which a party
10 speculates that a particular stock will go down in price and seeks to profit from that drop."
11 Lapidus v. Hecht, 232 F. 3d 679, 680-81 (9th Cir. 2000) (internal quotations and citation
12 omitted). The practice has been explained by the Ninth Circuit as follows:

13
14 > Typically, the party places an order to sell a security that it does not own. In order to meet its contractual obligation, the party borrows the security from a broker. The
15 > party covers the short by subsequently purchasing an identical security and returning this identical security to the broker. If the price of the security has declined
16 > by the time of the party's purchase, the party profits from the difference between the earlier sale price and the subsequent purchase price. If the price of the security has
17 > increased by the time of the purchase, the party's loss is the amount of the price increase.

18 Id. at 681.

19 In a Prospectus dated August 15, 1996, as revised October 11, 1996 ("August 1996
20 Prospectus"), which the Trust filed with the SEC, the Trust stated that "[a]ll short sales must
21 be fully collateralized, and no Fund will sell securities short if, immediately after and as a
22 result of the sale, the value of all securities sold short by the Fund exceeds 25% of its total
23 assets." (See Welch Decl. Ex. A at 14.) On May 5, 1997, the Trust filed with the SEC a

24 ---

25 [4]Both parties have offered certain documents the Trust filed with the SEC pursuant to the registration process. Plaintiffs refer to such documents in the Amended Complaint.
26 Documents which must be filed with the SEC are properly considered on a motion to dismiss, see Kramer v. Time Warner, Inc., 937 F. 2d 767, 773-74 (2nd Cir. 1991), as are
27 SEC filings to which a plaintiff refers in a complaint. See In re Silicon Graphics Sec. Litig., 183 F. 3d 970, 986 (9th Cir. 1999). Accordingly, the Court grants the parties' respective
28 requests for judicial notice, and takes judicial notice of the registration statement documents the Trust filed with the SEC.

1 Fund Prospectus Supplement,[5] which replaced the earlier 25% limitation on short sales
2 with a 40% limitation:

3 4 5
> The Contrarian Fund may enter into short sales on securities with a value of up to 40% of the Fund's total assets, and its positions in short sales may have the effect of providing the Fund with investment leverage. To the extent the Fund enters into short sales on a substantial portion of its assets, the Fund will to that extent be exposed to the risks of short sales described above.

6 (See Stamell Decl. Ex. C at 2.) Plaintiffs allege that because defendants did not obtain
7 shareholder approval prior to revising the 25% limitation on short sales to 40%, defendants
8 violated § 13(a) when the Fund's holdings in securities held short exceeded 25%.[6]
9 Defendants argue that plaintiffs' claims based on short selling fail as a matter of law
10 because the Trust never designated the 25% limitation as fundamental or changeable only
11 if authorized by shareholder vote. See Krouner v. American Heritage Fund, Inc., 899 F.
12 Supp. 142, 148-49 (S.D. N.Y. 1995) (holding plaintiff failed to state claim under § 13(a)
13 where complaint alleged defendants deviated from investment policies not identified in
14 fund's registration statement or prospectus as policies changeable only by shareholder
15 vote; dismissing action).
16 As noted, the third fundamental restriction provides that the Trust cannot engage in
17 short selling except as permitted in the Prospectus or Registration Statement, and the fifth
18 fundamental restriction provides that the Trust cannot pledge assets except as required for
19 otherwise permissible short sales. At the time defendants are alleged to have increased
20 the percentage of the Fund's holdings in securities sold short to over 25% of the Fund's
21 assets, that conduct was specifically provided for in the April 1997 Prospectus and Fund
22 Prospectus Supplement. In short, the face of the amended complaint establishes that
23

24 25 26
[5]The Fund Prospectus Supplement amended a Prospectus dated April 1, 1997 ("April 1997 Prospectus"), which was filed with the SEC. (See Stamell Decl. Ex. C at 2; Welch Decl. Ex. C.) The April 1997 Prospectus contained no percentage limitation on short sales. (See Welch Decl. Ex. C at 14.)

27 28
[6]Plaintiffs allege that, after the end of the first quarter of 1997, the Fund's short positions were increased to approximately 26% to 27% of the Fund's assets (see AC at ¶ 56), and that "for most of 1997" the Fund's short positions constituted 25% to 35% of its assets. (See id. at ¶ 59.)

defendants' short selling activities were always in compliance with the most recent Prospectus then on file with the SEC.

Plaintiffs do not disagree. Instead, plaintiffs argue that the 25% limitation stated in the August 1996 Prospectus was incorporated into the fundamental restrictions set forth in the Statement of Additional Information. This argument fails for several reasons. First, there is no language in the Statement of Additional Information or August 1996 Prospectus purporting to incorporate a given percentage limitation into the listed fundamental restrictions. Rather, the section of the Statement of Additional Information on which plaintiffs rely sets forth the limitation in the most general of terms: "A fund may not . . . make short sales . . . except as required in connection with permissible short selling and leverage activities as described elsewhere in the Prospectus . . . ." (See Welch Decl. Ex. B at B-15.) The Prospectus, in turn, states: "The investment policies of each Fund may, unless otherwise specifically stated, be changed by the Trustees of the Trust without shareholder approval, as may each Fund's investment objective." (See id. Ex. A at 7.) Because the 25% limitation is not "specifically stated" in the August 1996 Prospectus, or elsewhere, to be a policy that may be changed only by shareholder approval, the 25% limitation was subject to change without shareholder approval.

A comparison of the language used in setting forth the fundamental restrictions further supports this conclusion. Other fundamental restrictions listed in the Statement of Additional Information do include specified percentage limitations. For example, the fourth fundamental restriction provides that the Fund may not "with respect to 50% of its total assets, invest in the securities of any one issuer (other than the U.S. Government and its agencies and instrumentalities), if immediately after and as a result of such investment more than 5% of the total assets of the Fund would be invested in such issuer. . . ." (See id. Ex. B at B-15.) Similarly, the twelfth restriction provides that the Fund may not "purchase more than 10% of the outstanding voting securities of anyone issuer," and may not "own, directly or indirectly, more than 25% of the voting securities of any one issuer or affiliated person of the issuer. . . ." (See id. Ex. B at B-16.) By contrast, the third restriction

contains no specified percentage as to short selling, thus manifesting the Trust's intent to retain greater flexibility and freedom of action as to that activity.

Plaintiffs reliance on SEC Release No. 1C-167, 1941 WL 37719, is unavailing. In that opinion letter, the SEC stated that an investment company cannot, in its registration statement, simply "reserve freedom of action" to issue senior securities. Rather, an investment company must indicate, "insofar as is practicable, the extent to which the registrant intends to engage in the particular activity." See SEC Release No. IC-167, 1941 WL 37719 at *3. In so finding, the SEC clearly distinguished between what constitutes a sufficient statement of policy for activities covered under § 80a-8(b)(1) of the 1940 Act, such as the issuance of senior securities, and a statement of policy for activities covered under § 80a-8(b)(2) of the Act.[7] As noted by the SEC, § 8(b)(2) "merely affords the registrant an opportunity, without in any way obliging it, to make statements of fundamental policy." For the reasons stated infra, the short sales at issue herein do not constitute the issuance of senior securities. Rather, such sales are activities covered by §§ 80a-8(b)(2)-(3).[8] Consequently, in accordance with SEC No. 1C-167, the Trust was entitled, as a matter of fundamental policy, to reserve freedom of action as to short sales.[9]

Accordingly, plaintiffs have failed to state a claim that defendants violated § 13(a) by investing in securities held short in excess of 25% of the Fund's total assets.

b. Senior Securities

The tenth fundamental restriction prohibits the Fund from issuing "senior securities," except as allowed for "otherwise permissible borrowing, mortgages, or pledges . . . . ,"

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[7]The 1940 Act was amended in 1970 and, as a result, the provisions of former § 80a-8(b)(2) are now covered by § 80a-8(b)(3).

[8]For purposes of the issues presented, there is no material distinction between between § 8(b)(2) and § 8(b)(3). See 15 U.S.C. § 80a-13(a)(3).

[9]Defendants came close to reserving freedom of action but did not do so. Absent the third restriction, the Fund's Portfolio Manager, (see Welch Decl. Ex. G at 19), would have free rein to engage in short sales without any notice to the shareholders. The third restriction precludes the Fund from engaging in short selling unless such activity is approved by a vote of the Trustees and then only after the results of that vote have been published.

without shareholder approval. (See Welch Decl. Ex. B at B-16.)

Plaintiffs argue that short sales involve the issuance of "senior securities," and that the 25% restriction on short sales was incorporated into the tenth fundamental restriction. This argument is not persuasive. First, for the reasons discussed above, the 25% restriction was not so incorporated. Second, the SEC has determined that when an investment company engages in short sale transactions, the company does not issue "senior securities" if the company has created a segregated account containing liquid assets sufficient to "cover" the short sales. See Dreyfus Strategic Investing (SEC No-Action Letter), 1987 WL 108242, at * 5-6, 8; SEC Release No. IC-10666, 1979 WL 171288, at *8. Plaintiffs allege that "the Registration Statement represents that every short sale will be collateralized by a pledge of liquid securities." (See AC at ¶ 43) There is no allegation that defendants failed to adhere to that representation. Under such circumstances, plaintiffs have not alleged that defendants issued senior securities.

Accordingly, plaintiffs fail to state a claim under § 13(a) based on the theory that defendants issued senior securities without shareholder approval in violation of the tenth fundamental restriction.

c. Borrowing Money

The seventh fundamental restriction prohibits the Fund from borrowing money in excess of 33% of the value of the Fund's total assets without shareholder approval. (See Welch Decl. Ex. B at B-16.) Plaintiffs argue that defendants violated the seventh fundamental restriction (1) by increasing the percentage limitation on short sales from 25% to 40%,[10] and (2) by increasing the Fund's holdings in securities held short to 35% of the Fund's assets.

Defendants argue that plaintiff's theories are legally flawed because short selling involves the borrowing of securities, not the borrowing of money. See 17 C.F.R. § 240.3b-3

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[10]For the reasons set forth above, this theory lacks merit.

(defining "short sale" as sale consummated by delivery of "security borrowed");[11] Lapidus, 232 F. 3d at 681 (explaining that party selling short "borrows the security from a broker," and then "covers the short by subsequently purchasing an identical security and returning this identical security to the broker"); Vucinich v. Paine, Webber, Jackson & Curtis, Inc., 803 F. 2d 454, 460 (9th Cir. 1986) (noting short sales involve borrowing stock that broker has on hand). Indeed, in their amended complaint, plaintiffs appear to adopt defendants' definition of short sales (see AC at ¶ 40) (referencing Registration Statement); plaintiffs do not allege that defendants borrowed money from their broker, or anyone else, to consummate the short sales.

Plaintiffs argue that the phrase "borrowing money," as used in the Fund's Statement of Additional Information, should not be interpreted narrowly. Plaintiffs, however, offer no authority interpreting "money" to mean or include "securities." The 1940 Act itself does not define "money." "When a word is not defined by statute, we normally construe it in accord with its ordinary or natural meaning." Smith v. United States, 508 U.S. 223, 228 (1993). "Money" ordinarily is defined as "something generally accepted as a medium of exchange, a measure of value, or a means of payment." See Merriam-Webster's Collegiate Dictionary (10th ed. 2001). A "security" ordinarily is defined as "evidence of debt or of ownership (as a stock certificate or bond)." See id. Thus, the words "money" and "security," in their ordinary or natural meaning, are not synonymous.

Nothing in the documents filed by defendants as part of the registration process indicates that "borrowing money" should be given anything other than its ordinary meaning or, in particular, that it should be interpreted to mean "short selling." The Statement of Additional Information discusses borrowing money and short selling in separate fundamental restrictions. Such a distinction is in accord with SEC opinion letters and orders differentiating between the two activities. See, e.g., SEC Release No. IC-6194, 1970

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[11] 17 C.F.R. § 240.3b-3 provides in relevant part:
"The term 'short sale' means any sale of a security which the seller does not own or any sale which is consummated by the delivery of a security borrowed by, or for the account of, the seller." 17 C.F.R. § 240.3b-3.

1 WL 103702 (noting, pursuant to investment company's plan, company "would not borrow
2 money, issue senior securities, make short sales, purchase on margin" or engage in other
3 specified activities"); SEC Release No. IC-5017, WL 1967 88430 (providing by order that
4 "[investment company] . . . (c) will not borrow money . . . (d) will not engage in short sales").
5 Additionally, the 1940 Act itself recognizes a distinction between borrowing money
6 and borrowing other property. See 15 U.S.C. § 80a-17(a) (providing that it is unlawful for
7 "affiliated person or promoter of or principal underwriter for a registered investment
8 company . . . to borrow money or other property from such registered company"); 15
9 U.S.C. § 80a-56(a) (providing that it is unlawful for "any person who is related to a business
10 development company . . . knowingly to borrow money or other property from such
11 business development company").
12 Finally, plaintiffs argue that a motion to dismiss should not be granted "so long as
13 [the pleading] puts the party on notice of the claim." (See Pls.' Response to Defs.' Supp.
14 Mem. at 1:27-2:1.) A motion to dismiss, however, is properly granted where a claim is
15 based on a legal theory that is not cognizable. See Balistreri, 901 F. 2d at 699. Here,
16 plaintiffs have failed to provide any authority for their allegation that defendants have
17 "borrowed money" by engaging in short sales.
18 Accordingly, plaintiffs have failed to state a claim under § 13(a) based on the theory
19 that defendants borrowed money without shareholder approval.
20 **d. "One Industry"**
21 The ninth fundamental restriction provides, with certain exceptions not relevant to
22 the instant action, that the Fund will not invest more than 25% of the value of the Fund's
23 total assets in the securities of companies engaged in "any one industry." (See Welch
24 Decl. Ex. B at B-16.)
25 Plaintiffs allege that defendants, as of June 30, 1997, had invested "approximately
26 26% to 27% of total assets" in one industry, identified by plaintiffs as the "mining industry,"
27 and that, as of December 31, 1997, defendants had invested 36.4% of the Fund's total
28

assets in the "mining industry." (See AC at ¶¶ 56, 57, 60.)[12] Plaintiffs allege such investments were made without shareholder approval. (See id. at ¶¶ 57, 60.) Plaintiffs make this claim for the first time in their Amended Complaint, filed August 29, 2001. Defendants argue that plaintiffs' new claim is barred by the statute of limitations.

A claim for violation of § 13(a) of the 1940 Act must be filed no later than one year from the date the violation should have been discovered in the exercise of ordinary diligence, but in no event more than three years from the date of the alleged violation. See Friedlob v. Trustees of Alpine Mutual Fund Trust, 905 F. Supp. 843, 853 (D. Colo. 1995). Plaintiffs allege they did not have notice until August 13, 1997, that defendants had invested in the "mining industry" in excess of 25% of total assets. (See AC at ¶ 71.) As defendants point out, however, the Amended Complaint was not filed for more than four years after that date.

In response, plaintiffs argue that the new claim "relates back" to August 12, 1998, the date the original complaint was filed. Under Rule 15(c), "[a]n amendment of a pleading relates back to the date of the original pleading when . . . the claim . . . asserted in the amended pleading arose out of the conduct, transaction, or occurrence set forth or attempted to be set forth in the original pleading." See Fed. R. Civ P. 15(c).

An amendment alleging a new theory of recovery based on conduct alleged in the original complaint relates back to the original complaint. See Tiller v. Atlantic Coast Line R. Co., 323 U.S. 574, 580-81 (1945) (holding amendment alleging railroad violated Federal Boiler Inspection Act by failing to keep locomotive properly lighted, thus causing decedent's death, related back to original complaint alleging railroad violated Federal Employers' Liability Act by failing to keep locomotive properly lighted and thus causing decedent's death). The Ninth Circuit has explained the reasoning behind this rule: "[T]he defendant knows that the whole transaction described in [the original complaint] will be fully sifted, by

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[12]According to defendants, there is no "mining industry," but rather four separate industries, specifically gold mining, nickel mining, diamond mining, and copper mining. Although there is evidence in the record supporting defendants' position, (see Welch Decl. Ex. A at 17; Muck Decl. Ex. 4 at 9), this issue cannot be resolved on a motion to dismiss.

amendment if need be, and that the form of the action or the relief prayed or the law relied on will not be confined to their first statement." See Union Pacific Railroad Co. v. Nevada Power Co., 950 F. 2d 1429, 1432 (9th Cir. 1991) (holding amendment seeking overcharges paid under one tariff related back to original complaint seeking overcharges paid under earlier tariff where new claim "arose as a direct result of the facts surrounding" plaintiff's original claim) (internal quotations and citations omitted).

In their original complaint, plaintiffs alleged that defendants violated state and federal laws by changing investment policies on "senior securities, borrowing, short sales, or other leverage creating investment techniques" without shareholder approval. (See Compl. at ¶ 49.) The only facts alleged in the original complaint concern defendants' failure to obtain shareholder approval before changing the percentage limitation on short sales from 25% to 40%. (See id. at ¶¶ 30-55.) The original complaint does not allege that defendants violated any fundamental restrictions by engaging in conduct other than changing the percentage of allowable short sales. The allegation that defendants invested more than 25% of the Fund's total assets in the "mining industry" involves a different fundamental restriction, different types of transactions, and different types of trading practices. In sum, plaintiffs' "mining industry" claim does not arise out of the same conduct, transactions, or occurrences described in the original complaint.[13] Consequently, the claim that defendants violated the ninth fundamental restriction by investing more than 25% in one industry does not relate back to the date the original complaint was filed. See Sierra Club v. Penfold, 857 F. 2d 1307, 1316 (9th Cir. 1988) (holding new claim does not relate back where "amendment goes beyond alleging a different theory of recovery" and instead seeks relief for conduct not challenged in original complaint).

Accordingly, plaintiffs' claim that defendants deviated from the ninth fundamental restriction is barred by the statute of limitations.

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[13]Additionally, the Court notes that when the instant action was pending before the Ninth Circuit, plaintiffs described it as follows: "The suit involves defendants' use of so-called 'short sales.'" (See Lee Decl. Ex. 1 at 4.)

1 **2. Second Cause of Action**

2 The Fund's Prospectus states that the Fund's "investment objective" is "maximum
3 long-term growth." (See Welch Decl. Ex. A at 7.) In their Second Cause of Action,
4 plaintiffs allege that defendants violated § 13(a) of the 1940 Act by "materially changing the
5 investment objective of the Fund from maximum long-term growth to speculative
6 investment without a shareholders' vote." (See AC at ¶ 86.) In other words, plaintiffs again
7 allege an improper change in a fundamental policy.

8 The Statement of Additional Information addresses changes to investment policies
9 generally, and changes to investment objectives specifically, as follows:

10 Except for the investment restrictions listed above as fundamental or to the extent designated as such in a Prospectus, the other investment policies described in this
11 Statement or in the Prospectus are not fundamental and may be changed by approval of the Trustees. As a matter of policy, the Trustees would not materially
12 change a Fund's investment objective without shareholder approval.

13 (See Welch Decl. Ex. B at B-18.)

14 Plaintiffs rely on the second of the above two sentences, arguing that because
15 defendants stated that "as a matter of policy" the investment objective would be changed
16 only with shareholder approval, § 13(a) prohibited defendants from changing the
17 investment objective without shareholder approval. Plaintiffs' theory, however, ignores the
18 sentence immediately preceding the sentence on which they rely. That sentence provides
19 that if an investment policy is not identified "above" in the Statement of Additional
20 Information, or in the Prospectus, as an investment policy that can only be changed with
21 shareholder approval, the investment policy may be changed without shareholder approval.
22 The "investment objective" is not listed "above" in the list of 15 fundamental restrictions in
23 the Statement of Additional Information. (See id. Ex. B. at B-15-16.) Neither does the
24 Prospectus designate the Fund's investment objective as a policy that may be changed
25 only with shareholder approval.[14] Rather, the Prospectus states that "each Fund's
26

27 [14]As noted, the 1940 Act requires that an investment company recite in its
28 registration statement "all investment policies . . . which are changeable only if authorized by shareholder vote." See 15 U.S.C. § 80a-8(b)(2).

investment objectives" may be changed "without shareholder approval." (See id. Ex. A at 7.) Thus, the second sentence, read in context, states only that the Trustees ordinarily would not change the investment objective without shareholder approval, not that the Trustees are prohibited from doing so. In other words, the subject sentence does not set forth a fundamental policy.

Accordingly, plaintiffs have failed to state a claim under § 13(a) based on defendants' having changed the Fund's investment objective without shareholder approval.

B. State Law Claims

Defendants removed the instant action, alleging federal question jurisdiction. The Court's jurisdiction over plaintiffs' state law claims is supplemental in nature. (See AC at ¶ 3.) As the federal claims raised in this action have been dismissed, the Court declines to exercise supplemental jurisdiction over the remaining state law claims. See 28 U.S.C. § 1367(c)(3) (providing district court may decline to exercise supplemental jurisdiction over state claims when it has dismissed claims over which it has original jurisdiction).

Accordingly, plaintiffs' state law claims will be remanded to state court.

CONCLUSION

For the reasons stated above:

1. Plaintiff's First and Second Causes of Action are hereby DISMISSED without leave to amend.

2. Plaintiff's Third, Fourth, Fifth, and Sixth Causes of Action are hereby REMANDED to the Superior Court of California, in and for the County of Alameda.

3. The Clerk of the Court shall close the file and terminate all pending motions.

IT IS SO ORDERED.

Dated: MAY 17 2002



MAXINE M. CHESNEY
United States District Judge

FILE COPY

tl

United States District Court
for the
Northern District of California
May 17, 2002

* * CERTIFICATE OF SERVICE * *

Case Number:3:98-cv-03130

Lapidus

vs

Hecht

I, the undersigned, hereby certify that I am an employee in the Office of the Clerk, U.S. District Court, Northern District of California.

That on May 17, 2002, I SERVED a true and correct copy(ies) of the attached, by placing said copy(ies) in a postage paid envelope addressed to the person(s) hereinafter listed, by depositing said envelope in the U.S. Mail, or by placing said copy(ies) into an inter-office delivery receptacle located in the Clerk's office.

Tower C. Snow, Esq.
Brobeck Phleger & Harrison LLP
One Market Plaza
Spear St Tower
San Francisco, CA 94105

Kevin O. Muck, Esq.
Brobeck, Phleger & Harrison
Spear Street Tower
One Market
San Francisco, CA 94105

Joseph J. Tabacco Jr., Esq.
Berman DeValerio Pease Tabacco Burt & Pucillo
425 California St
Ste 2025
San Francisco, CA 94104

Jared B. Stamell, Esq.
Stamell & Schager
One Liberty Plaza
35th Flr
New York, NY 10006-1404

Richard W. Wieking, Clerk

BY: [signature]
Deputy Clerk